As filed with the Securities and Exchange Commission on April 30, 2026
Securities Act File No. 333-286873

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.
Post-Effective Amendment No. 2

TPG Twin Brook Capital Income Fund
(Exact name of registrant as specified in charter)

245 Park Avenue, 26th Floor
New York, NY 10167
(212) 692-2000
(Address and telephone number, including area code, of principal executive offices)

Jenny B. Neslin
TPG Twin Brook Capital Income Fund
245 Park Avenue, 26th Floor
New York, NY 10167
(Name and address of agent for service)

COPIES TO:
Rajib Chanda, Esq.
Steven Grigoriou, Esq.
Simpson Thacher & Bartlett LLP
900 G Street, N.W.
Washington, DC 20001

Approximate Date of Commencement of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐
Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c) of the Securities Act.
☒	immediately upon filing pursuant to paragraph (b) of Rule 486.
☐	on (date) pursuant to paragraph (b) of Rule 486.
☐	60 days after filing pursuant to paragraph (a) of Rule 486.
☐	on (date) pursuant to paragraph (a) of Rule 486.
If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment registration statement.
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐
This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☐	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☒	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
☐	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☒	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”)).
☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

Prospectus
TPG Twin Brook Capital Income Fund
Class S, Class D and Class I Shares
Maximum Offering of $5,000,000,000

TPG Twin Brook Capital Income Fund is a Delaware statutory trust that seeks to invest primarily in U.S. middle market companies with between $3 million and $50 million in annual earnings before interest, taxes, depreciation and amortization (“EBITDA”); however, we intend to focus our investing in companies with EBITDA of less than $25 million. Our investment objective is to generate attractive, consistent total returns, predominantly in the form of current income and, to a lesser extent, capital appreciation, by targeting investment opportunities with favorable risk-adjusted returns.
We are a non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (the “1940 Act”). We are externally managed by our adviser, AGTB Fund Manager, LLC (the “Adviser”). The Adviser is an affiliate of TPG Inc. (“TPG”) (NASDAQ: TPG), a leading global alternative asset management firm. We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a regulated investment company (“RIC”) under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).
We are offering on a continuous basis up to $5,000,000,000 of our common shares of beneficial interest (“Common Shares”). We are offering to sell a combination of three separate classes of Common Shares: Class S shares, Class D shares and Class I shares, with a dollar value up to the maximum offering amount. The share classes have different ongoing shareholder servicing and/or distribution fees. The underwriters in this offering are not required to sell a minimum number of shares. The purchase price per share for each class of Common Shares will equal our net asset value (“NAV”) per share, as of the effective date of the monthly share purchase date. This is a “best efforts” offering, which means that Foreside Financial Services, LLC, the intermediary manager for this offering (the “Intermediary Manager”), will use its best efforts to sell shares through selling agents, but is not obligated to purchase or sell any specific amount of shares in this offering.
Throughout this prospectus, we refer to TPG Twin Brook Capital Income Fund as the “Fund,” “TCAP,” “we,” “us” or “our”.
Investing in our Common Shares involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning on page 23 of this prospectus. Also consider the following:
•    We cannot guarantee that we will be able to replicate the historical results achieved by other TPG products.
•    As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.

•    If a subscription request, including the full subscription amount, is not received in good order at least five business days prior to the first day of the month, the investor may not be eligible to purchase securities during that month’s offering. Accordingly, if the subscription is not withdrawn, such investor will not know the NAV per share until the following month’s NAV is determined, which will be a significant period of time from the initial subscription. If an investor disagrees with the NAV per share at which a purchase is made and decides to tender such Common Shares within a year of such purchase, such investor would be subject to an early repurchase deduction and such Common Shares will be repurchased at 98% of NAV at the time of repurchase (“Early Repurchase Deduction”).
•    You should not expect to be able to sell your shares regardless of how we perform.
•    You should consider that you may not have access to the money you invest for an extended period of time.
•    We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop.
•    Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.
•    We have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.
•    An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”
•    You will bear substantial fees and expenses in connection with your investment. See “Fees and Expenses.”
•    We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings or return of capital, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources.
•    Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to the Adviser or any of its affiliates will reduce future distributions to which you would otherwise be entitled.
•    The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings, which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to shareholders through distributions will be distributed after payment of fees and expenses.
•    A return of capital to shareholders is a return of a portion of their original investment in the Fund, thereby reducing the tax basis of their investment. As a result from such reduction in tax basis, shareholders may be subject to tax in connection with the sale of shares, even if such shares are sold at a loss relative to the shareholder’s original investment.
•    We use and expect to continue to use leverage, which will magnify the potential for loss on amounts invested in us.
•    We qualify as an “emerging growth company” as defined in the JOBS Act (as defined below) and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.
•    We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. For further discussion of these risk factors see e.g., “Risk Factors—Risks Related to Our Investments—Risk Associated with Unspecified Transactions; No Assurance of Investment Return—Loans Risk” and “—Below Investment Grade Risk.”
•    We invest primarily in privately-held companies for which very little public information exists. Such companies may experience substantial variations in operating results.
•Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.
Neither the Securities and Exchange Commission (the “SEC”) nor any state securities regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense. Securities regulators have also not passed upon whether this offering can be sold in compliance with existing or future suitability or conduct standards including the ‘Regulation Best Interest’ standard to any or all purchasers.
The use of forecasts in this offering is prohibited. Any oral or written predictions about the amount or certainty of any cash benefits or tax consequences that may result from an investment in our Common Shares is prohibited. No one is authorized to make any statements about this offering different from those that appear in this prospectus.

	Price to the Public(1)	Proceeds to Us, Before Expenses(2)
Maximum Offering(3)	$5,000,000,000	$ 5,000,000,000
Class S Shares, per Share	$25.1945	$1,666,666,666
Class D Shares, per Share	$25.1945	$1,666,666,667
Class I Shares, per Share	$25.1945	$1,666,666,667

(1)    Class I shares were initially offered at $25.00 per share and Class S shares, Class D shares and Class I shares are currently being offered on a monthly basis at a price per share equal to the NAV per share for such class. The table reflects the NAV per share of each class as of December 31, 2025.
(2)    Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. We will also pay the following shareholder servicing and/or distribution fees to the Intermediary Manager, subject to Financial Industry Regulatory Authority, Inc. (“FINRA”) limitations on underwriting compensation: (a) for Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and (b) for Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly. No shareholder servicing and/or distribution fees will be paid with respect to the Class I shares. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering. Proceeds are calculated before deducting shareholder servicing and/or distribution fees or organization and offering expenses payable by us, which are paid over time.
(3)    The table assumes that all shares are sold in the primary offering, with 1/3 of the gross offering proceeds from the sale of Class S shares, 1/3 from the sale of Class D shares, and 1/3 from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from this assumption.
This prospectus contains important information you should know before investing in the Common Shares. Please read this prospectus before investing and keep it for future reference. We also file periodic and current reports, proxy statements and other information about us with the SEC. This information is available free of charge by contacting us at 245 Park Avenue, 26th Floor, New York, NY 10167, Attention: Secretary, calling (212) 692-2011, or visiting our website at www.AGTBCAP.com. Information on our website is not incorporated into or a part of this prospectus. The SEC also maintains a website at www.sec.gov that contains this information.

The date of this prospectus is April 30, 2026

SUITABILITY STANDARDS
Common Shares offered through this prospectus are suitable only as a long-term investment for persons of adequate financial means such that they do not have a need for liquidity in this investment. We have established financial suitability standards for initial shareholders in this offering which require that a purchaser of shares have either:
•    a gross annual income of at least $70,000 and a net worth of at least $70,000, or
•    a net worth of at least $250,000.
For purposes of determining the suitability of an investor, net worth in all cases should be calculated excluding the value of an investor’s home, home furnishings and automobiles. In the case of sales to fiduciary accounts, these minimum standards must be met by the beneficiary, the fiduciary account or the donor or grantor who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.
In addition, we will not sell shares to investors in the states named below unless they meet special suitability standards set forth below:
Alabama—Alabama investors must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000 or (b) a minimum net worth of $350,000. In addition, an investment in this offering and other non-traded direct participating programs shall not exceed 10% of investors’ liquid net worth at the time of investment. “Liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing concentration limit.
California—Purchasers residing in California may not invest more than 10% of their net worth in us.
Idaho—Purchasers residing in Idaho must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000; or (b) a minimum net worth of $350,000.
Iowa—Iowa investors must (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit their aggregate investment in this offering and in the securities of other non-traded BDCs to 10% of such investor’s liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities). Purchasers who are accredited investors as defined in Regulation D under the Securities Act, as amended, are not subject to the foregoing concentration limit.
Kansas—The Securities Division of the Kansas Department of Insurance recommends that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10 percent of their liquid net worth.
Kentucky—A Kentucky investor may not invest more than 10% of its liquid net worth in us or our affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing concentration limit.
Maine—The Maine Office of Securities recommends that an investor’s aggregate investment in this offering and similar direct participation investments not exceed 10% of the investor’s liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.
Massachusetts—Massachusetts residents must have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a Massachusetts investor’s investment in TPG Twin Brook Capital Income Fund, its affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of his or her liquid net worth.

Missouri—In addition to the suitability standards set forth above, no more than 10% of any one Missouri investor’s liquid net worth shall be invested in the securities being registered in this offering.
Nebraska—In addition to the suitability standards set forth above, Nebraska investors must limit their aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing investment concentration limit.
New Jersey—New Jersey investors must have either: (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liability) that consists of cash, cash equivalent and readily marketable securities. In addition, a New Jersey investor’s investment in us, our affiliates,
i

and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed ten percent (10%) of his or her liquid net worth.
New Mexico—In addition to the general suitability standards listed above, a New Mexico investor may not invest, and we may not accept from an investor more than ten percent (10%) of that investor’s liquid net worth in shares of us, our affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities. This requirement shall not apply to any person that is an accredited investor as defined by Rule 501(a) of Regulation D.
Ohio—It is unsuitable for Ohio residents to invest more than 10% of their liquid net worth in the issuer, affiliates of the issuer and other non-traded BDCs. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles minus total liabilities) comprised of cash, cash equivalents and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities. This condition also does not apply to purchasers who meet the definition of an accredited investor as defined in rule 501(a) of Regulation D under the Securities Act of 1933, 15 U.S.C.A. 77a, as amended.
Oregon—In addition to the suitability standards set forth above, Oregon investors may not invest more than 10% of their liquid net worth in us and our affiliates. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing concentration limit.
Pennsylvania—Pennsylvania investors may not invest more than ten percent (10%) of the investor’s liquid net worth. “Liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.
Puerto Rico—Purchasers residing in Puerto Rico may not invest more than 10% of their liquid net worth in us, our affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.
Tennessee—Purchasers residing in Tennessee must have a liquid net worth of at least 10 times their investment in us.
Vermont—Accredited investors in Vermont, as defined in 17 C.F.R. §230.501, may invest freely in this offering. In addition to the suitability standards described above, non-accredited Vermont investors may not purchase an amount in this offering that exceeds 10% of the investor’s liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

The Adviser, those selling shares on our behalf and participating brokers and registered investment advisers recommending the purchase of shares in this offering are required to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment for each investor based on information provided by the investor regarding the investor’s financial situation and investment objectives and must maintain records for at least six years after the information is used to determine that an investment in our shares is suitable and appropriate for each investor. Relevant information for this purpose will include at least the age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective investor, as well as any other pertinent factors. In making this determination, the participating broker, registered investment adviser, authorized representative or other person selling shares will, based on a review of the information provided by the investor, consider:
•    whether the investor meets the minimum income and net worth standards established in the investor’s state;
•    whether the investor can reasonably benefit from an investment in our Common Shares based on the investor’s overall investment objectives and portfolio structure;
•    whether the investor is able to bear the economic risk of the investment based on the investor’s overall financial situation; and
•    whether the investor has an apparent understanding of the following:
•    the fundamental risks of the investment;
•    the risk that the investor may lose its entire investment;
•    the lack of liquidity of our shares;
•    the background and qualification of our Adviser; and
•    the tax consequences of the investment.
In addition to investors who meet the minimum income and net worth requirements set forth above, our shares may be sold to financial institutions that qualify as “institutional investors” under the state securities laws of the state in which they reside. “Institutional investor” is generally defined to include banks, insurance companies, investment companies as defined in the 1940 Act, pension or profit sharing trusts and certain other financial institutions. A financial institution that desires to purchase shares will be required to confirm that it is an “institutional investor” under applicable state securities laws.
In addition to the suitability standards established herein, (i) a participating broker may impose additional suitability requirements and investment concentration limits to which an investor could be subject and (ii) various states may impose additional suitability standards, investment amount limits and alternative investment limitations.
Broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and establishes a “best interest” obligation for broker-dealers and their associated persons when making recommendations of any securities transaction or investment strategy involving securities to a retail customer. The obligations of Regulation Best Interest are in addition to, and may be more restrictive than, the suitability requirements listed above. When making such a recommendation to a retail customer, a broker-dealer must, among other things, act in the best interest of the retail customer at the time a recommendation is made, without placing its interests ahead of its retail customer’s interests. Reasonable alternatives to the Fund, such as listed entities, exist and may have lower expenses, less complexity and/or lower investment risk than the Fund. Certain investments in listed entities may involve lower or no commissions at the time of initial purchase. A broker-dealer may satisfy the best interest standard imposed by Regulation Best Interest by meeting disclosure, care, conflict of interest and compliance obligations. Regulation Best Interest also requires registered investment advisers and registered broker-dealers to provide a brief relationship summary to retail investors. This relationship summary, referred to as Form CRS, is not a prospectus. Investors should refer to this prospectus for detailed information about this offering before deciding to purchase Common Shares.
Currently, there is no administrative or case law interpreting Regulation Best Interest and the full scope of its applicability on brokers participating in our offering cannot be determined at this time. In addition to Regulation Best Interest, certain states, including Massachusetts, have adopted or may adopt state-level standards that seek to further enhance the broker-dealer standard of conduct to a fiduciary standard for all broker-dealer recommendations made to retail customers in their states. In comparison to the standards of Regulation Best Interest, the Massachusetts fiduciary standard, for example, requires broker-dealers to adhere to the duties of utmost care and loyalty to customers. The Massachusetts standard requires a broker-dealer to make recommendations without regard to the financial or any other interest of any party other than the retail customer, and that broker-dealers must make all reasonably practicable efforts to avoid conflicts of interest, eliminate conflicts that cannot reasonably be avoided, and mitigate conflicts that cannot reasonably be avoided or eliminated.

MULTI-CLASS EXEMPTIVE RELIEF
This prospectus relates to our Common Shares of Class S, Class D and Class I. We have received an exemptive order from the SEC that permits us to offer multiple classes of shares. We offer three separate classes of Common Shares designated as Class S, Class D and Class I Shares. Each class of Common Shares is subject to different fees and expenses. The Fund may offer additional classes of Common Shares in the future.

ABOUT THIS PROSPECTUS
Please carefully read the information in this prospectus and any accompanying prospectus supplements, which we refer to collectively as the “prospectus.” You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus is accurate as of any date later than the date hereof or such other dates as are stated herein or as of the respective dates of any documents or other information incorporated herein by reference.
We will disclose the NAV per share of each class of our Common Shares for each month when available on our website at www.AGTBCAP.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.
The words “we,” “us,” “our,” “TCAP,” and the “Fund” refer to TPG Twin Brook Capital Income Fund, together with its consolidated subsidiaries, and, unless otherwise indicated, all such references are to the Fund as the surviving company following the Fund’s mergers with each of AGTB Private BDC (the “Private BDC”) and AG Twin Brook BDC, Inc. (“AGTB”), which were completed on January 1, 2023 and July 28, 2023, respectively. We refer to the mergers with each of the Private BDC and AGTB as the “Private BDC Merger” and “AGTB Merger,” respectively. We refer to TPG Inc. (NASDAQ: TPG) as “TPG”.
Unless otherwise noted, numerical information relating to TPG is approximate as of December 31, 2025. Citations included herein to industry sources are used only to demonstrate third-party support for certain statements made herein to which such citations relate. Information included in such industry sources that do not relate to supporting the related statements made herein are not part of this prospectus and should not be relied upon.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about our business, including, in particular, statements about our plans, strategies and objectives. You can generally identify forward-looking statements by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” “continue,” “project” or other similar words. These statements include our plans and objectives for future operations, including plans and objectives relating to future growth and availability of funds, and are based on current expectations that involve numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward-looking statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate and our actual results, performance and achievements may be materially different from that expressed or implied by these forward-looking statements. In light of the significant uncertainties inherent in these forward looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.
You should carefully review the “Risk Factors” section of this prospectus for a discussion of the risks and uncertainties that we believe are material to our business, operating results, prospects and financial condition. Except as otherwise required by federal securities laws, we do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUMMARY
This prospectus summary highlights certain information contained elsewhere in this prospectus. This is only a summary of all material information and it may not contain all of the information that is important to you. Before deciding to invest in this offering, you should carefully read this entire prospectus, including the “Risk Factors” section.
Q:    What is TPG Twin Brook Capital Income Fund?
A:    We are a Delaware statutory trust formed on January 27, 2022. We are a non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. We are externally managed by our Adviser, an affiliate of TPG Inc. (NASDAQ: TPG), a leading global alternative asset management firm. On September 25, 2024, the Fund’s name was changed from “AG Twin Brook Capital Income Fund” to “TPG Twin Brook Capital Income Fund”.
Q:    Who are the Adviser, TPG, TPG Angelo Gordon, and TPG Twin Brook?
A:    The Fund’s investment adviser, AGTB Fund Manager, LLC (referred to herein as the “Adviser”), is a Delaware limited liability company and a subsidiary of TPG. The Adviser was formed for the purpose of serving as investment adviser to the Fund and the Private BDC, which merged with and into the Fund on January 1, 2023. As of the date of hereof, the Adviser does not serve as investment adviser to any other entities. In making investment decisions on behalf of the Fund, the Adviser will utilize and rely on the experience, insights, professional connections, and expertise of individuals at Angelo, Gordon & Co., L.P. (“TPG Angelo Gordon”), an affiliate of TPG (NASDAQ: TPG), and TPG Twin Brook (as defined below). Accordingly, further information on TPG, TPG Angelo Gordon and TPG Twin Brook is provided below.
TPG has $303 billion in assets under management as of December 31, 2025. As of December 31, 2025, TPG has over 1,900 full-time employees, comprised of approximately 690 investment and operations professionals, over 1,000 non-investment and fundraising professionals, and more than 200 support staff, located in offices across Asia-Pacific, Europe, the Middle East, and North Africa. With $93.1 billion in assets under management as of December 31, 2025, TPG’s credit platform provides diversified solutions across a wide range of credit opportunities. TPG Direct Lending, a product within TPG’s credit platform, primarily focuses on sourcing, underwriting and actively managing a diversified portfolio of lower middle market, senior secured loans, including revolvers and first lien debt, and seeks to deliver stable and attractive returns while minimizing volatility and protecting the downside. TPG Direct Lending includes Twin Brook Capital Partners, LLC (“TPG Twin Brook”), which was established by Trevor Clark as TPG Angelo Gordon’s middle market direct lending business in 2014. As of December 31, 2025, TPG Direct Lending had $32.0 billion in assets under management.
TPG Twin Brook is a wholly owned subsidiary of TPG and maintains dedicated investment, operations, accounting, and treasury capabilities as well as access to TPG’s vast resources in legal, tax, treasury, compliance, accounting, reporting, investor relations, human resources, and operations. TPG Twin Brook is headquartered in Chicago and is led by Trevor Clark, who serves as our Chairman and Chief Executive Officer. Substantially all of TPG Twin Brook’s 125+ employees work from its Chicago office.

Operating under the TPG Twin Brook banner allows the middle market direct lending team to highlight its distinguishing capabilities to investors as well as the private equity community, where TPG Twin Brook sources opportunities, including:
•    Historical Direct Lending Practice – Prior to forming TPG Twin Brook in 2014, Trevor Clark along with other senior TPG Twin Brook management and team members, including multiple senior originators, underwriters, and operations team members, previously worked together at other middle market lending firms. “TPG Twin Brook” expresses the continuity of this lower middle market lending practice and continues to execute a consistent strategy, which has been informed by years of experience across market cycles.
•    Lower Middle Market Specialization – TPG Twin Brook is a middle market, sponsor-backed, directly-originated, cash flow-oriented direct lender to borrowers primarily with less than $25 million of EBITDA. The use of the “TPG Twin Brook” name points to the specialized nature of the platform.
TPG Angelo Gordon manages capital across four primary areas: (i) corporate credit; (ii) direct lending; (iii) securitized products and (iv) real estate. Funds are managed in single-strategy vehicles or multi-strategy vehicles. TPG Angelo Gordon believes that a great deal of synergy exists among the investment teams, and their ability to work together has proven to be a key element of its success. In each discipline, TPG Angelo Gordon seeks to generate absolute returns, in all market environments and with less volatility than the overall markets, by exploiting market inefficiencies and capitalizing on situations that are not in the mainstream of investment opportunities. Each of TPG Angelo Gordon and the Adviser is an SEC registered investment adviser.
TPG Angelo Gordon’s lending strategies focus on achieving consistency across economic cycles and are supported by highly experienced teams with broad sourcing networks. TPG Angelo Gordon’s middle market direct lending team builds on this long-term history in deep credit underwriting. Our objective is to bring TPG Twin Brook’s middle market lending platform to the non-exchange traded BDC industry.
The Fund and the Adviser expect to benefit from TPG Angelo Gordon’s and TPG Twin Brook’s wide array of experience.

Q:    What is your investment objective?
A:    Our investment objective is to generate attractive, consistent total returns, predominantly in the form of current income and, to a lesser extent, capital appreciation, by targeting investment opportunities with favorable risk-adjusted returns. A “risk-adjusted return” measures an investment’s return after taking into account the degree of risk that was taken to achieve it.
Q:    What is your investment strategy?
A:    We seek to invest principally in privately originated senior secured loans to U.S. middle market companies, which we believe have consistent capital needs and have not only been underserved in recent years by traditional providers of capital such as banks and the public debt markets, but also for a variety of reasons may prefer working with experienced non-bank lenders. Our origination strategy focuses on the middle market private equity community. This financing is expected to be utilized for a variety of purposes, including to fund organic growth, acquisitions, recapitalizations, management buyouts and leveraged buyouts for companies with revenue generally under $500 million. In describing our business, we generally use the term “middle market” to refer to companies with EBITDA of between $3 million and $50 million annually; however, we intend to focus our investing in “lower middle market” companies, which we generally define as companies with EBITDA of less than $25 million. Notwithstanding the foregoing, the Adviser may determine whether companies qualify as “middle market” in its sole discretion, and we may from time to time invest in larger or smaller companies.
By investing predominantly in senior secured debt, we expect to reduce our risk of principal loss and deliver more stable returns over time as compared with investments in bonds, unsecured loans, mezzanine investments and public, private and project equity. Senior secured debt includes loans with strong lender protections including first lien/claim to any underlying collateral, and selected second lien loans. However, the Fund may also invest opportunistically in other parts of the capital structure, including senior secured stretch and unitranche facilities, second lien loans, mezzanine and mezzanine-related loans, and equity investments, as well as select other subordinated instruments either directly or through acquisitions in the secondary market.
Unitranche and senior secured stretch loans are loans that combine both senior and mezzanine debt, generally in the first lien position, and second-lien or subordinated loans into a single loan at a lower cost than the borrower would pay if it had a standalone senior loan, plus a junior loan. Mezzanine loans are generally unsecured and/or subordinated to other obligations of borrower.
The Fund invests primarily in floating rate senior secured debt, but may invest in fixed rate loans from time to time. The Fund expects that a vast majority of its loans will use the Secured Overnight Financing Rate (“SOFR”) as a reference rate or an alternative reference rate.
The level of our investment activity depends on many factors, including the amount of debt and equity capital available to prospective portfolio companies, the level of merger, acquisition and refinancing activity for such companies, the availability of credit to finance transactions, the general economic environment and the competitive environment for the types of investments we make.
Q:    What types of investments do you intend to make?
A:    We seek to create a portfolio that includes primarily direct originations of senior secured debt, as well as opportunistic investments in other parts of the capital structure, including senior secured stretch and unitranche facilities, second lien loans, mezzanine and mezzanine-related loans, and equity investments, as well as select other subordinated instruments acquired either directly or through acquisitions in the secondary market. We typically provide “revolvers” or revolving credit lines and/or delayed draw term loans in conjunction with our senior secured debt investments which allow borrowers to borrow funds, make re-payments and subsequently re-borrow funds during the term of the revolving loan. We currently do not expect to limit our focus to any specific industry. Our investments are typically expected to have maturities between three and six years. If we are successful in achieving our investment objective, we believe that we will be able to provide our shareholders with consistent dividends and attractive risk adjusted total returns.
In addition to investments in U.S. middle market companies, we may invest a portion of our capital in opportunistic investments, such as in large U.S. companies, foreign companies, stressed or distressed debt, structured products or equity securities in order to enhance our risk-adjusted returns to shareholders.
We, our Adviser and TPG have received an exemptive order from the SEC that permits us and certain of our controlled affiliates, subject to certain terms and conditions, to co-invest with other funds managed by the Adviser and TPG Angelo Gordon in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors. Additionally, if the Adviser or TPG Angelo Gordon forms other funds in the future, we may co-invest on a concurrent basis with such other funds, subject to compliance with applicable regulations and regulatory guidance, as well as applicable allocation procedures. See “Regulation—Exemptive Relief.”
Our investments are subject to a number of risks. See “Investment Objectives and Strategies” and “Risk Factors.”
Q:    What are the Fund’s strategy highlights?
A:    TPG believes the Fund’s investment strategy represents a differentiated approach to middle market direct lending and seeks to provide investors with consistent, downside-protected returns. More specifically, TPG believes that the following characteristics distinguish the Fund as a compelling investment opportunity, as the Adviser and the Fund are uniquely situated to benefit from the below noted strategies and wide array of experience of TPG and TPG Twin Brook, TPG’s middle market direct lending platform. TPG Twin Brook is an indirect wholly owned subsidiary of TPG and maintains dedicated investment, operations, accounting, and treasury capabilities as well as access to TPG’s vast resources in legal, tax, treasury, compliance, accounting, reporting, investor relations, human resources, and operations.
•Differentiated Business Selection. TPG Twin Brook, including the Fund, seeks to invest primarily in U.S. middle market companies with between $3 million and $50 million in annual EBITDA, with a focus on companies with EBITDA of $25 million or less. By focusing on the lower end of the middle market spectrum, TPG Twin Brook is able to maintain a consistent flow of investment opportunities without changing either underwriting standards or return targets. In addition, due to TPG Twin Brook’s expertise in complex structuring across capital structures as well as its in-depth due diligence and underwriting, TPG Twin Brook is able to provide creative and tailored financial solutions to companies where traditional lenders may not be able to do so.
•Proprietary Private Equity Sourcing Network. We primarily lend to middle market companies that are owned by private equity firms. TPG Twin Brook has developed deep and long-standing relationships with many private equity firms operating in the middle market space, and in the lower middle market in particular. TPG Twin Brook has reviewed transactions for over 1,037 sponsors and closed transactions with 165 unique sponsors since its inception.
•Selectivity. TPG Twin Brook has screened over 14,379 transactions since the 2015 closing of its first commingled direct lending fund through December 31, 2025. TPG Twin Brook reviews 1,000 to 1,500 middle market lending opportunities per year and has closed on less than 4% of the transactions screened. This deal flow allows TPG Twin Brook to target only those transactions that meet the rigorous structure, price, industry, scale, geographic, environmental, social and governance, and diversification standards.
•Transaction Leadership. TPG Twin Brook targets transactions where it is the Sole Lead, or Co-Lead Arranger. TPG Twin Brook has served as the Sole Lead, or Co-Lead Arranger in 97% of closed transactions as of the date of this prospectus. Additionally, TPG Twin Brook is differentiated by providing revolving credit facilities to nearly all of our borrowers. These leadership roles result in better information during the diligence process and documents that protect creditors’ interests.
•Rigorous Investment Underwriting Process. The Adviser follows a rigorous underwriting process conducted over a 60- to 90-day period during which the Adviser has access to the same level of information private equity firms had when determining to purchase the target company, including financial data, quality of earnings reports, environmental reports, and other third party materials. Additionally, TPG Twin Brook’s underwriting team conducts insurance and environmental reviews, background checks, and on-site visits. This disciplined process and independent research differentiates TPG Twin Brook in a market where the diligence process is truncated and access to borrowers and sponsors is limited.
•Prudent Structuring to Preserve Capital. Consistent with our risk-averse underwriting approach, we structure our investments to ensure that we are situated to closely monitor the investment performance and have the appropriate lender protections in place to mitigate risk. We primarily focus on senior secured loans, which are loans at the top of the capital structure, where we have the first lien perfected security interests on all available tangible and intangible assets. We also obtain robust covenant packages with both financial and negative covenants. These structural features differentiate TPG Twin Brook in a market where strong creditor protections such as providing revolvers, liens, and covenants, are often sacrificed in order to deploy capital. In addition, TPG Twin Brook’s structuring discipline is reflected in its inception to date weighted average loan-to-value ratio for its clients, which averaged 42% as of December 31, 2025.
•Cash Flow Lending. TPG Twin Brook primarily targets transactions that have a demonstrated track record of cash flow generation rather than annualized recurring revenues transactions or asset-based loans.
•Portfolio Variety. Historically, TPG Twin Brook has targeted 125-175 discrete borrowers in its portfolios, with position sizes of 1% or less. The Adviser will seek to utilize the same disciplined approach to investing because it believes that a wide variety of borrowers across a broad range of geographies and industries can limit material adverse events to the Fund’s portfolio and single borrower risk.
•Strong Alignment with TPG Credit-affiliated Capital. TPG has structured the Fund such that the Fund and TPG Credit-affiliated capital will generally be aligned, leveraging the same monitoring and risk management capabilities within TPG’s credit platform, and owning the same loans at the same price.
Q:    What is a business development company, or BDC?
A:    A BDC is a special closed-end investment vehicle that is regulated under the 1940 Act and used to facilitate capital formation by smaller U.S. companies. BDCs are subject to certain restrictions applicable to investment companies under the 1940 Act. As a BDC, at least 70% of our assets must be the type of “qualifying” assets listed in Section 55(a) of the 1940 Act, as described herein, which are generally privately-offered securities issued by U.S. private or thinly-traded companies (small U.S. public operating companies with a market capitalization of less than $250 million). We may also invest up to 30% of our portfolio in “non-qualifying” portfolio investments. See “Investment Objectives and Strategies—Regulation as a BDC.”
Q:    What is a regulated investment company, or RIC?
A:    We have elected to be treated for federal income tax purposes, and intend to qualify annually, as a RIC under Subchapter M of the Code.

In general, a RIC is a company that:
•    is a BDC or registered investment company that combines the capital of many investors to acquire securities;
•    offers the benefits of a securities portfolio under professional management;
•    satisfies various requirements of the Code, including an asset diversification requirement; and
•    is generally not subject to U.S. federal corporate income taxes on its net taxable income that it currently distributes to its shareholders, which substantially eliminates the “double taxation” (i.e., taxation at both the corporate and shareholder levels) that generally results from investments in a C corporation.
Q:    What is a non-exchange traded, perpetual-life BDC?
A:    A non-exchange traded BDC is a BDC whose shares are not listed for trading on a stock exchange or other securities market. We use the term “perpetual-life BDC” to describe an investment vehicle of indefinite duration, whose common shares of beneficial interest are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we intend to offer to repurchase Common Shares on a quarterly basis in our discretion, but we are not obligated to offer to repurchase any in any particular quarter. With a perpetual-life BDC, we believe we can provide a tax-efficient structure that is continuously invested in a full yielding portfolio of investments in the middle market asset class, representing a wide range of geographies and industries. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time.
Q:    What is an originated loan?
A:    An originated loan is a loan where we lend directly to the borrower and hold the loan generally on our own or only with other TPG Angelo Gordon affiliates. These opportunities are typically sourced through direct dialogue with counterparties, as opposed to through intermediaries such as banks or brokers. By holding the majority or all of the loan, we often can drive lender-friendly terms, pricing and execution. This is distinct from a syndicated loan, which is generally originated by a bank and then syndicated, or sold, in several pieces to other investors, where influence on the economics and structure can be limited. Originated loans are generally held until maturity or until they are refinanced by the borrower. Syndicated loans often have liquid markets and can be traded by investors. We believe that the ability to tailor terms to the needs of our borrowers, as well as our ability to compete on the basis of size and certainty of execution, afford us advantages.
Q:    What is the market opportunity?
A:    TPG Angelo Gordon believes there are many market characteristics that make lending to private equity-backed middle market companies an attractive business for the Fund. On a broad level, TPG Angelo Gordon believes that the opportunity set for investing in middle market companies is appealing; the market segment that we intend to focus on in sourcing investment opportunities is transaction and target rich, with approximately 200,000 U.S. companies with revenue between $25 and $500 million. We believe this strategy is less correlated with the broader macro-economic environment and therefore regardless of current economic conditions TPG Angelo Gordon expects there will be a need for the Fund’s capital for the foreseeable future. Furthermore, in TPG Angelo Gordon’s view, the competitive landscape is favorable – many of the historical providers of financing, including many banking institutions, have either been acquired by other institutions, exited this market segment or are facing ongoing structural and regulatory challenges as a result of the global financial crisis. In addition, the Fund will benefit from the investment team’s extensive historical relationships with the private equity sponsor community. Many of the new lenders in the market do not share this historical experience. The market segment the Fund intends to focus on is less able to access capital via the traditional public debt and equity markets because of the smaller size of their loan demands. Although smaller companies have had access to debt capital from regional and local banks, these banks may have limited lending capacity, fairly conservative underwriting guidelines and very limited loan syndication capabilities. As a direct lender to private equity sponsored middle market companies, the Fund expects to receive a pricing premium versus broadly syndicated loans, as well as more lender friendly legal documentation and ongoing borrower support from sponsors. In many instances, TPG Angelo Gordon is expected to drive deal documentation and structure, thereby ensuring the presence of covenants and a lender-friendly structure. Finally, TPG Angelo Gordon believes that expected recovery rates in this market segment are generally higher than those in the broadly syndicated loan market due to more conservative capital structures, more manageable lender groups and more stringent legal documentation.
Over the last several years private equity firms have raised a significant amount of capital. TPG Angelo Gordon believes private equity firms are poised to deploy meaningful amounts of capital, thus creating ongoing investment opportunities for private lenders. Since the founding of TPG Angelo Gordon’s non-investment grade corporate credit strategy in 1998, TPG Angelo Gordon has frequently analyzed the middle market direct lending space. In the fourth quarter of 2014 TPG Angelo Gordon hired a seasoned team of investment professionals (the “Investment Team”) to establish its middle market direct lending strategy. Since its inception at TPG Angelo Gordon, the team has grown and as of the date of this prospectus comprises more than 135 professionals in its Chicago office. Many of the senior team members previously worked together and have successfully navigated the direct lending markets through multiple credit, economic and interest rate cycles.
The Fund’s investment offering brings together an experienced and seasoned direct lending investment team and the strength and breadth of the TPG Angelo Gordon platform. TPG Angelo Gordon believes that the hiring of this exceptionally qualified and experienced team has enabled TPG Angelo Gordon to successfully enter the middle market direct lending space and that the

Fund is well positioned to capitalize on the target segment’s middle market lending opportunities. Importantly, TPG Twin Brook intends to continue to grow its Chicago-based team as our middle market direct lending platform grows.
Q:    How do you identify investments?
A:    Our Adviser sources our investments through multiple origination strategies, including through a national direct origination platform in which our Investment Team has developed extensive historical relationships with private equity sponsors, an indirect origination effort through agent/arranger banks active in the middle market, and direct originations to middle market companies. TPG Angelo Gordon believes this origination platform allows and will continue to allow it to be highly selective in its investments and ultimately result in a full yielding portfolio of investments in the middle market asset class with exposure across a broad cross section of industries and geographies.
TPG Angelo Gordon anticipates that the majority of our investments will be sourced via TPG Twin Brook’s direct origination strategy of sourcing through private equity sponsors as this is expected to result in investments with more attractive economics and lower credit risk. For example, the Adviser believes the key benefits to a direct origination platform include superior due diligence given greater access to the borrower, preferred allocations, equity investment opportunities, the ability to negotiate stronger credit terms (and therefore more meaningful lender protection and rights) and the opportunity to generate higher fees.
In addition, our Adviser adheres to a detailed underwriting process, screening, evaluating and executing prospective investments in a rigorous manner. Given this very rigorous underwriting process, only a small percentage of the transactions that are screened are expected to be approved and closed. From the build out of the initial Investment Team from October 2014 through December 31, 2025, the team had screened over 14,379 deals from over 1,037 private equity sponsors and closed on 504 transactions. This represents less than 4% of total deals screened; the Investment Team anticipates remaining highly selective in terms of transactions going forward. In this process, the Fund and the Adviser will leverage the collective knowledge and resources of the Investment Team. In turn, the Investment Team is integrated with the TPG Angelo Gordon infrastructure, including support and risk management teams, and expects to spend a considerable amount of time in direct consultation with other senior TPG Angelo Gordon investment professionals.
Q:    Will you use leverage?
A:    Yes. To seek to enhance our returns, we use and expect to continue to use leverage within the limitations of the applicable laws and regulations for BDCs (which generally allows us to incur leverage while maintaining an asset coverage ratio of at least 150%). As market conditions permit and at the discretion of our Adviser, we currently estimate that our portfolio will be approximately 1.00-1.10x levered consistent with our target leverage profile of 0.90x-1.25x. We currently have three existing credit facilities with a maximum principal amount of $975 million, $500 million and $500 million, respectively. The $975 million facility is subject to an interest rate of, at the Fund’s option, adjusted term SOFR plus 1.875% or the alternate base rate plus 0.875%. The $500 million facility is subject to an interest rate of daily simple SOFR plus 1.90% per annum. The other $500 million facility is subject to an interest rate, during the applicable reinvestment period, of Term SOFR plus 2.20% per annum and thereafter, Term SOFR plus 2.70% per annum. In addition, in March 2024, the Fund issued $90 million, 7.69% senior unsecured notes due March 19, 2027 and $150 million, 7.78% senior unsecured notes due March 19, 2029. In addition, during the fourth quarter 2024, the Fund issued $85 million, 6.42% senior unsecured notes due October 15, 2028, $25 million senior unsecured notes due October 15, 2029 which bear interest at a floating interest rate equal to three-month SOFR plus 3.24% per annum, and $290 million, 6.52% senior unsecured notes due October 15, 2029. In addition, in June 2025, the Fund issued $75 million, 6.40% senior unsecured notes due June 30, 2030 and $25 million, 6.05% senior unsecured notes due June 30, 2028.
In addition, the Fund has and may in the future complete term debt securitizations, or collateralized loan obligations, which are a form of secured financing incurred by a subsidiary of the Fund, which is consolidated by the Fund and subject to the Fund’s overall asset coverage requirements.
Any decision on our part to use leverage will depend upon our assessment of the attractiveness of available investment opportunities in relation to the costs and perceived risks of such leverage. The amount of borrowings and leverage will depend on market conditions and investment opportunities, as well as the types of investments held by us and the liquidity and value of the investments.
In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. The use of borrowed funds to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds would be borne by holders of our Common Shares. See “Risk Factors—Risks Related to Debt Financing” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Debt.”
Q:    How will the Fund be allocated investment opportunities?
A:    TPG Angelo Gordon, an affiliate of TPG, currently manages a number of private investment funds and managed accounts with investment strategies similar to that of the Fund. In addition, TPG, TPG Angelo Gordon or an affiliate serves (and may in the future serve) as general partner or investment adviser for a number of collective investment vehicles and separate accounts, offering investment management services in a diverse range of investment strategies, including some funds and accounts that include investments of the type contemplated herein as part of their investment programs.
To the extent that a particular investment opportunity is suitable for both the Fund and other investment accounts of TPG Angelo Gordon and its affiliates, such investment opportunity will typically be allocated among the Fund and the other accounts pursuant to the overarching TPG Angelo Gordon allocation policies in a manner deemed to be fair and equitable over time which does not favor one client or group of clients taking into consideration such factors as legal, regulatory and tax considerations, availability of capital for investment by the account, liquidity concerns and such other factors as TPG Angelo Gordon deems under the particular circumstances to be relevant in making its investment allocation determination.
When the Adviser and TPG Angelo Gordon determine that it would be appropriate for the Fund and one or more other investment accounts, respectively, to participate in an investment opportunity, they will generally seek to have all accounts participate on an equitable basis. Situations may occur where we could be disadvantaged because of the investment activities conducted by TPG Angelo Gordon, the Adviser and their affiliates for other investment accounts. See “Potential Conflicts of Interest” for additional information about conflicts of interest that could impact the Fund.
Q:    How is an investment in your Common Shares different from an investment in listed BDCs?
A:    An investment in our Common Shares generally differs from an investment in listed BDCs in a number of ways, including:
•    Shares of listed BDCs are priced by the trading market, which is influenced generally by numerous factors, not all of which are related to the underlying value of the entity’s assets and liabilities. The purchase price for our Common Shares will be the then-current NAV per share, as described herein. The estimated value of our assets and liabilities will be used to determine our NAV. The NAV of non-traded BDCs may be subject to volatility related to the values of their underlying assets.
•    An investment in our shares has limited or no liquidity outside of our share repurchase plan and our share repurchase plan may be modified or suspended. In contrast, an investment in a listed BDC is a liquid investment, as shares can be sold on an exchange at any time the exchange is open.
•    Some listed BDCs are often self-managed, whereas our investment operations are managed by the Adviser, which is an affiliate of TPG Angelo Gordon.
•    Listed BDCs may be reasonable alternatives to the Fund, and may be less costly and less complex with fewer and/or different risks than we have. Such listed BDCs will likely have historical performance that investors can evaluate and transactions for listed securities often involve nominal or no commissions.
•    Unlike the offering of a listed BDC, this offering is registered in every state in which we are offering and selling shares. As a result, we include certain limits in our governing documents that are not typically provided for in the charter of a listed BDC. For example, our charter limits the fees we may pay to the Adviser. A listed BDC does not typically provide for these restrictions within its charter. A listed BDC is, however, subject to the governance requirements of the exchange on which its shares are traded, including requirements relating to its board of directors, audit committee, independent director oversight of executive compensation and the director nomination process, code of conduct, shareholder meetings, related party transactions, shareholder approvals and voting rights. Although we expect to follow many of these same governance guidelines, there is no requirement that we do so unless it is required for other reasons. Both listed BDCs and non-traded BDCs are subject to the requirements of the 1940 Act and the Exchange Act.
Q:    For whom may an investment in your shares be appropriate?
A:    An investment in our shares may be appropriate for you if you:
•    meet the minimum suitability standards described above under “Suitability Standards;”
•    seek to allocate a portion of your investment portfolio to a direct investment vehicle with an income-oriented portfolio of primarily U.S. credit investments;
•    seek to receive current income through regular distribution payments;
•    wish to obtain the potential benefit of long-term capital appreciation; and
•    are able to hold your shares as a long-term investment and do not need liquidity from your investment quickly in the near future.
We cannot assure you that an investment in our shares will allow you to realize any of these objectives. An investment in our shares is only intended for investors who do not need the ability to sell their shares quickly in the future since we are not obligated to offer to repurchase any of our Common Shares in any particular quarter in our discretion. See “Share Repurchase Program.”

Q:    Are there any risks involved in buying your shares?
A:    Investing in our Common Shares involves a high degree of risk. If we are unable to effectively manage the impact of these risks, we may not meet our investment objectives and, therefore, you should purchase our shares only if you can afford a complete loss of your investment. An investment in our Common Shares involves significant risks and is intended only for investors with a long-term investment horizon and who do not require immediate liquidity or guaranteed income. Some of the more significant risks relating to an investment in our Common Shares include those listed below:
•    We cannot guarantee that we will be able to replicate the historical results achieved by other TPG products.

•    As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments. If a subscription request, including the full subscription amount, is not received in good order at least five business days prior to the first day of the month, the investor may not be eligible to purchase securities during that month’s offering. Accordingly, if the subscription is not withdrawn, such investor will not know the NAV per share until the following month’s NAV is determined, which will be a significant period of time from the initial subscription. If an investor disagrees with the NAV per share at which a purchase is made and decides to tender such Common Shares within a year of such purchase, such investor would be subject to an Early Repurchase Deduction (i.e., a repurchase price of 98% of NAV).
•    You should not expect to be able to sell your shares regardless of how we perform.
•    You should consider that you may not have access to the money you invest for an extended period of time.
•    We do not intend to list our shares on any securities exchange, and we do not expect a secondary market in our shares to develop.
•    Because you may be unable to sell your shares, you will be unable to reduce your exposure in any market downturn.
•    We have implemented a share repurchase program, but only a limited number of shares will be eligible for repurchase and repurchases will be subject to available liquidity and other significant restrictions.
•    An investment in our Common Shares is not suitable for you if you need access to the money you invest. See “Suitability Standards” and “Share Repurchase Program.”
•    You will bear substantial fees and expenses in connection with your investment. See “Fees and Expenses.”
•    We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings or return of capital, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. A return of capital (1) is a return of the original amount invested, (2) does not constitute earnings or profits and (3) will have the effect of reducing the basis such that when a shareholder sells its shares the sale may be subject to taxes even if the shares are sold for less than the original purchase price.
•    Distributions may also be funded in significant part, directly or indirectly, from temporary waivers or expense reimbursements borne by the Adviser or its affiliates, that may be subject to reimbursement to the Adviser or its affiliates. The repayment of any amounts owed to the Adviser or any of its affiliates will reduce future distributions to which you would otherwise be entitled.

•    We use and expect to continue to use leverage, which will magnify the potential for loss on amounts invested in us.
•    We qualify as an “emerging growth company” as defined in the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Common Shares less attractive to investors.
•    We invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be illiquid and difficult to value. For further discussion of these risk factors see e.g. “Risk Factors—Risks Related to Our Investments—Risk Associated with Unspecified Transactions; No Assurance of Investment Return—Loans Risk” and “—Below Investment Grade Risk.”
•    We invest primarily in privately-held companies for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.
•Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.
Investing in our Common Shares involves a high degree of risk and investor’s should refer to the complete set of risk factors as set forth below. See “Risk Factors.”
Q:    What is the role of your Board of Trustees?
A:    We operate under the direction of our board of trustees (our “Board of Trustees” or “Board”), the members of which are accountable to us and our shareholders as fiduciaries. We have four Trustees, three of whom have been determined to be independent of us, the Adviser, TPG Angelo Gordon and its affiliates (“Independent Trustees”). Our Independent Trustees are responsible for reviewing the performance of the Adviser, reviewing and making decisions about conflicted transactions and other related-party agreements and approving the compensation paid to the Adviser and its affiliates. The names and biographical information of our Trustees are provided under “Management of the Fund—Trustees and Executive Officers.”
Q:    What is the difference between the Class S, Class D and Class I Common Shares being offered?
A:    We are offering to the public three separate classes of Common Shares: Class S shares, Class D shares and Class I shares. The differences among the share classes relate to ongoing shareholder servicing and/or distribution fees. Subject to FINRA limitations on underwriting compensation, we will pay the following shareholder servicing and/or distribution fees to the Intermediary Manager:
•    For Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares.

•    For Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly.
•    No shareholder servicing or distribution fees will be paid with respect to the Class I shares.
The shareholder servicing and/or distribution fees are similar to sales commissions. In addition, although neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. See “Description of Our Shares” and “Plan of Distribution” for a discussion of the differences between our Class S, Class D and Class I shares.
Assuming a constant NAV per share of $25.00, we expect that a one-time investment in 400 shares of each class of our shares (representing an aggregate net asset value of $10,000 for each class) would be subject to the following shareholder servicing and/or distribution fees:

	Annual Shareholder Servicing and/or Distribution Fees	Total Over Five Years
Class S	$85	$425
Class D	$25	$125
Class I	$—	$—
Class S shares are generally available for purchases through brokerage and transaction-based accounts.
Class D shares are generally available for purchase in this offering only:
(1)    through fee-based programs, also known as wrap accounts, that provide access to Class D shares,
(2)    through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares,
(3)    through transaction/ brokerage platforms at participating brokers,
(4)    through certain registered investment advisers,
(5)    through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or
(6)    other categories of investors that we name in an amendment or supplement to this prospectus.
Class I shares are generally available for purchase in this offering only:
(1)    through fee-based programs, also known as wrap accounts, that provide access to Class I shares,
(2)    by endowments, foundations, pension funds and other institutional investors,
(3)    through participating intermediaries that have alternative fee arrangements with their clients to provide access to Class I shares,
(4)    through certain registered investment advisers,
(5)    by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, TPG Angelo Gordon or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or
(6)    other categories of investors that we name in an amendment or supplement to this prospectus.

In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase.
If you are eligible to purchase all three classes of shares, then you should consider that Class I shares have no shareholder servicing and/or distribution fees, and are not subject to upfront placement fees or brokerage commissions that may be charged by financial intermediaries, each of which would reduce the distributions payable to holders of the shares. If you are eligible to purchase Class S shares and Class D shares but not Class I shares, then you should consider that Class D shares have lower annual shareholder servicing and/or distribution fees than Class S shares. You should inquire with your broker dealer or financial representative about the type of account in which the shares will be held, including whether such account may be subject to an asset-based fee, and which classes of shares you may be eligible to purchase, as well as any additional fees or costs associated with your potential investment.
Q:    What is the per share purchase price?
A:    Shares are sold at the then-current NAV per share, as described below.
Q:    How will your NAV per share be calculated?
A:    NAV for our shares will be determined based on the value of our assets less our liabilities, including accrued fees and expenses, as of any date of determination.
Investments for which market quotations are readily available will typically be valued at those market quotations. To validate market quotations, we utilize a number of factors to determine if the quotations are representative of fair value, including the source and number of the quotations. Securities that are not publicly traded or for which market prices are not readily available are valued at fair value as determined in good faith pursuant to procedures adopted by, and under the oversight of, the Board of Trustees, based on, among other things, the input of the Adviser and independent third-party valuation firms engaged at the direction of the Board of Trustees to review our investments. The Board of Trustees has engaged and expects to engage multiple independent valuation firms based on a review of each firm’s expertise and relevant experience in valuing certain securities. The Board of Trustees reviews and determines, or (subject to the Board of Trustee’s oversight) delegates to the Adviser to determine, the fair value of each of our investments and our NAV per share each month. See “Determination of Net Asset Value.”
Q:    Is there any minimum investment required?
A:    The minimum initial investment in Class D and Class S shares is $2,500, and the minimum investment in Class I is $1,000,000. The minimum subsequent investment in our shares is $500 per transaction, except that the minimum subsequent investment amount does not apply to purchases made under our distribution reinvestment plan (“DRIP”). In addition, the Fund may elect to accept smaller initial and subsequent investments in its discretion.

Q:    What is a “best efforts” offering?
A:    Our Common Shares are offered on a “best efforts” basis. A “best efforts” offering means the Intermediary Manager and the participating brokers are only required to use their best efforts to sell the shares through selling agents. When shares are offered to the public on a “best efforts” basis, no underwriter, broker or other person has a firm commitment or obligation to purchase any of the shares. Therefore, we cannot guarantee that any minimum number of shares will be sold.
Q:    What is the expected term of this offering?
A:    We have registered $5,000,000,000 in Common Shares. It is our intent, however, to conduct a continuous offering for an extended period of time, by filing for additional offerings of our shares, subject to regulatory approval and continued compliance with the rules and regulations of the SEC and applicable state laws.
We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our Common Shares. There can be no assurance, however, that we will not need to suspend our continuous offering while the SEC and, where required, state securities regulators, review such filings for additional offerings of our Common Shares until such filings are declared effective, if at all.
Q:    When may I make purchases of shares and at what price?
A:    Investors may only purchase our Common Shares pursuant to accepted subscription orders effective as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request including the full subscription amount must be received in good order at least five business days prior to the first day of the month (unless waived by the Fund).
Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase.
See “How to Subscribe” for more details.

Q:    When will the NAV per share be available?
A:    We will report our NAV per share as of the last day of each month on our website generally within 20 business days of the last day of each month. Because subscriptions must be submitted at least five business days prior to the first day of each month, you will not know the NAV per share at which you will be subscribing at the time you subscribe.
For example, if you are subscribing in October, your subscription must be submitted at least five business days prior to November 1. The purchase price for your shares will be the NAV per share determined as of October 31. The NAV per share as of October 31 will generally be available within 20 business days from October 31.
Q:    May I withdraw my subscription request once I have made it?
A:    Yes. Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted (i.e. not earlier than two business days before the first day of each month). You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 1-844-298-1372.
Q:    When will my subscription be accepted?
A:    Completed subscription requests will not be accepted by us any earlier than two business days before the first day of each month.
Q:    Will I receive distributions and how often?
A:    We have declared distributions each month beginning in March 2023 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital and liquidity needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.
Our Board of Trustees’ discretion as to the payment of distributions will be directed, in substantial part, by its determination to cause us to comply with the RIC requirements. To maintain our tax treatment as a RIC, we generally are required, for each taxable year, to make aggregate annual distributions to our shareholders of at least 90% of the sum of (i) our “investment company taxable income” for that year (which is generally our ordinary income plus the excess, if any, of our realized net short-term capital gains over our realized net long-term capital losses, reduced by deductible expenses but determined without regard to the deduction for dividends paid) and (ii) our net tax-exempt income. See “Description of our Shares” and “Certain U.S. Federal Income Tax Considerations.”
The per share amount of distributions on Class S, Class D and Class I shares generally differ because of different class-specific shareholder servicing and/or distribution fees that are deducted from the gross distributions for each share class. Specifically, distributions on Class S shares will be lower than Class D shares, and Class D shares will be lower than Class I shares because we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to the Class S shares (compared to Class D shares and Class I shares) and we are required to pay higher ongoing shareholder servicing and/or distribution fees with respect to Class D shares (compared to Class I shares). In this way, shareholder servicing and/or distribution fees are indirectly paid by holders of Class S and Class D shares, in that the shareholder servicing and/or distribution fees charged to investors are used by the Fund to pay for the services provided by financial intermediaries.
There is no assurance we will pay distributions in any particular amount, if at all. We may fund any distributions from sources other than cash flow from operations, including the sale of assets, borrowings or return of capital, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our DRIP, how quickly we invest the proceeds from this and any future offering and the performance of our investments. Funding distributions from the sales of assets, borrowings or return of capital will result in us having less funds available to acquire investments. As a result, the return you realize on your investment may be reduced. Doing so may also negatively impact our ability to generate cash flows. Likewise, funding distributions from the sale of additional securities will dilute your interest in us on a percentage basis and may impact the value of your investment especially if we sell these securities at prices less than the price you paid for your shares. We believe the likelihood that we pay distributions from sources other than cash flow from operations will be higher in the early stages of the offering.

Q:    Will the distributions I receive be taxable as ordinary income?
A:    Generally, distributions that you receive, including cash distributions that are reinvested pursuant to our DRIP, will be taxed as ordinary income to the extent they are paid from our current or accumulated earnings and profits. Dividends received will generally not be eligible to be taxed at the lower U.S. federal income tax rates applicable to individuals and other non-corporate shareholders for “qualified dividend income.”
We may designate a portion of distributions as capital gain dividends taxable at capital gain rates to the extent we recognize net capital gains from sales of assets. In addition, a portion of your distributions may be considered a return of capital for U.S. federal income tax purposes. Amounts considered a return of capital generally will not be subject to tax, but will instead reduce the tax basis of your investment. This, in effect, defers a portion of your tax until your shares are repurchased, you sell your shares or we are liquidated, at which time you generally will be taxed at capital gains rates. Because each investor’s tax position is different, you should consult with your tax advisor. In particular, non-U.S. investors should consult their tax advisors regarding potential withholding taxes on distributions that they receive. See “Certain U.S. Federal Income Tax Considerations.”
Q:    May I reinvest my cash distributions in additional shares?
A:    Yes. We have adopted a DRIP whereby shareholders (other than Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Vermont and Washington investors and clients of certain participating brokers that do not permit automatic enrollment in our DRIP (collectively, “Non-Participants”)) will have their cash distributions automatically reinvested in additional Common Shares unless they elect to receive their distributions in cash. Non-Participants will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares. If you participate in our DRIP, the cash distributions attributable to the class of shares that you own will be automatically invested in additional Common Shares. The purchase price for shares purchased under our DRIP will be equal to the most recent NAV per share for such shares at the time the distribution is payable. Shareholders will not pay upfront selling commissions when purchasing shares under our DRIP; however, other than Class I shares, all shares, including those purchased under our DRIP, will be subject to ongoing shareholder servicing and/or distribution fees. Participants may terminate their participation in the DRIP by providing written notice to the Plan Administrator (defined below) five business days in advance of the first calendar day of the next month in order for a shareholder’s termination to be effective for such month. See “Description of Our Shares” and “Distribution Reinvestment Plan.”
Q:    Can I request that my shares be repurchased?
A:    Yes, subject to limitations. We have commenced a share repurchase program pursuant to which, at the discretion of our Board of Trustees, we intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the calendar quarter prior to the quarter for which the repurchase commenced. For the avoidance of doubt, such target amount is assessed each calendar quarter. Our Board of Trustees may amend or suspend the share repurchase program (including to offer to purchase fewer shares) at any time if it deems such action to be in our best interest and the best interest of our shareholders. For example, in accordance with our Board of Trustees’ fiduciary duty to the Fund and shareholders, it may amend or suspend the share repurchase program during periods of market dislocation where selling assets to fund a repurchase could have a materially negative impact on remaining shareholders. As a result, share repurchases may not be available each quarter or may be available in an amount less than 5% of our Common Shares outstanding. Following any such suspension, the Board of Trustees will reinstate the share repurchase program when appropriate and subject to its fiduciary duty to the Fund and shareholders. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of a tender offer will be retired and thereafter will be authorized and unissued shares. The payment of tendered shares in any repurchase offer will be made promptly after the determination of the relevant NAV per share is finalized.
Under our share repurchase program, to the extent we offer to repurchase shares in a particular quarter, we expect to repurchase shares pursuant to tender offers on or around the last business day of that quarter using a purchase price equal to the NAV per share as of the last calendar day of the particular quarter, except that shares that have not been outstanding for at least one year will be subject to an Early Repurchase Deduction and repurchased at 98% of such NAV. The holding period ends on the one-year anniversary of the subscription closing date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability (as “disabled” is defined in Section 72(m)(7) of the Code) of the holder. In addition, we may waive the Early Repurchase Deduction in the event that a shareholder’s shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable.
In order to provide liquidity for share repurchases, we will employ prudent cash management principles and appropriate use of leverage facilities. Most of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. Accordingly, we may fund repurchase requests from sources other than cash flow from operations, including the sale of assets, borrowings or return of capital, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all. See “Share Repurchase Program.”
Q:    Can I sell, transfer or otherwise liquidate my shares post-purchase?
A:    The purchase of our Common Shares is intended to be a long-term investment. We do not intend to list our shares on any securities exchange, and do not expect a public market to develop for our shares in the foreseeable future. We also do not intend to complete a liquidity event within any specific period, and there can be no assurance that we will ever complete a liquidity event. We do intend to conduct quarterly share repurchase offers in accordance with the 1940 Act to provide limited liquidity to our shareholders. Our share repurchase program will be the only liquidity initiative that we offer to our shareholders.
Because of the lack of trading market for our shares, you may not be able to sell your shares promptly or at a desired price. If you are able to sell your shares, you may have to sell them at a discount to the purchase price of your shares.
Our Common Shares are freely transferable, except where a transfer is restricted by federal and state securities laws or by contract. We will generally not charge you to facilitate transfers of your shares, other than for necessary and reasonable costs actually incurred by us.
Q:    Can I invest through my Individual Retirement Account (“IRA”), Simplified Employee Pension Plan (“SEP”) or other after-tax deferred account?
A:    Yes, if you meet the suitability standards described under “Suitability Standards” above, you may invest via an IRA, SEP or other after-tax deferred account. If you would like to invest through one of these account types, you should contact your custodian, trustee or other authorized person for the account to subscribe. They will process the subscription and forward it to us, and we will send the confirmation and notice of our acceptance back to them.
Please be aware that in purchasing shares, custodians or directors of, or any other person providing advice to, employee pension benefit plans or IRAs may be subject to the fiduciary duties imposed by the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or other applicable laws. These additional fiduciary duties may require the custodian, trustee, director, or any other person providing investment advice to employee pension benefit plans or IRAs to provide information about the services provided and fees received, separate and apart from the disclosures in this prospectus. In addition, prior to purchasing shares, the trustee or custodian of an employee pension benefit plan or an IRA should determine that such an investment would be permissible under the governing instruments of such plan or account and applicable law.
Q:    Will I be notified of how my investment is doing?
A:    Yes. We will provide you with periodic updates on the performance of your investment with us, including:
•    three quarterly financial reports and investor statements;
•    an annual report;
•    in the case of certain U.S. shareholders, an annual Internal Revenue Service (“IRS”) Form 1099-DIV or IRS Form 1099B, if required, and, in the case of non-U.S. shareholders, an annual IRS Form 1042-S;
•    confirmation statements (after transactions affecting your balance, except reinvestment of distributions in us and certain transactions through minimum account investment or withdrawal programs); and
•    a quarterly statement providing material information regarding your participation in the DRIP and an annual statement providing tax information with respect to income earned on shares under the DRIP for the calendar year.
Depending on legal requirements, we may post this information on our website, www.AGTBCAP.com, when available, or provide this information to you via U.S. mail or other courier, electronic delivery, or some combination of the foregoing. Information about us will also be available on the SEC’s website at www.sec.gov.
In addition, our monthly NAV per share will be posted on our website promptly after it has become available.
Q:    What fees do you pay to the Adviser?
A:    Pursuant to the Investment Management Agreement, the Adviser is responsible for, among other things, identifying investment opportunities, monitoring our investments and determining the composition of our portfolio. We pay the Adviser a fee for its services under the Investment Management Agreement consisting of two components: a management fee and an incentive fee.
•    The management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first business day of the applicable month. Substantial additional fees and expenses may also be charged by the Administrator (as defined below) to the Fund for services provided under the Administration Agreement, such as the provision of facilities, personnel and equipment. The Board, including the Independent Trustees, review, on a quarterly basis, any additional fees or expenses pursuant to the Administration Agreement to ensure that expenses that are allocated to the Fund are appropriate. As further described in “Investment Management Agreement and Administration
Agreement—Incentive Fee,” Pre-Incentive Fee Net Investment Return is expressed as a rate of return on the value of the
Fund’s net assets at the end of the immediately preceding quarter, so to the extent there are share issuances or repurchases during the quarter, it may affect the rate of return.

•    The incentive fee consists of two components as follows:
•    The first part of the incentive fee is based on income, whereby we pay the Adviser quarterly in arrears 12.5% of our Pre-Incentive Fee Net Investment Income Returns (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.
•    The second part of the incentive fee is based on realized capital gains, whereby we pay the Adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with accounting principles generally accepted in the United States (“GAAP”).
See “Investment Management Agreement and Administration Agreement.”
Q:    Who will administer the Fund?
A:    Our Adviser, AGTB Fund Manager, LLC, serves as our administrator (the “Administrator”) and provides, or oversees the performance of, administrative and compliance services. We reimburse the Administrator for its costs, expenses and the Fund’s allocable portion of compensation of the Administrator’s personnel and other expenses incurred by the Administrator in performing its administrative obligations under the administration agreement (the “Administration Agreement”). See “Investment Management Agreement and Administration Agreement—Administration Agreement.”
Q:    What are the offering and servicing costs?
A:    Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.
Subject to FINRA limitations on underwriting compensation, we will pay the following shareholder servicing and/or distribution fees to the Intermediary Manager:
•    For Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and
•    For Class D shares, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly.
•    No shareholder servicing or distribution fees will be paid with respect to the Class I shares.

The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The shareholder servicing and/or distribution fees will be payable to the Intermediary Manager, but the Intermediary Manager anticipates that all or a portion of the shareholder servicing and/or distribution fees will be retained by, or reallowed (paid) to, participating brokers. The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. We will also pay or reimburse certain organization and offering expenses, including, subject to FINRA limitations on underwriting compensation, certain wholesaling expenses. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.
The Adviser has agreed to advance all of our organization and offering expenses on our behalf (including legal, accounting, printing, mailing, subscription processing and filing fees and expenses and other offering expenses, including costs associated with technology integration between the Fund’s systems and those of our participating brokers, reasonable bona fide due diligence expenses of participating brokers supported by detailed and itemized invoices, costs in connection with preparing sales materials and other marketing expenses, design and website expenses, fees and expenses of our transfer agent, fees to attend retail seminars sponsored by participating brokers and costs, expenses and reimbursements for travel, meals, accommodations, entertainment and other similar expenses related to meetings or events with prospective investors, brokers, registered investment advisors or financial or other advisors, but excluding the shareholder servicing and/or distribution fee) through the date of our initial close pursuant to this offering.

Q:    What are your expected operating expenses?
A:    We expect to incur operating expenses in the form of our management and incentive fees, shareholder servicing and/or distribution fees, interest expense on our borrowings and other expenses, including the expenses we pay to our Administrator. See “Fees and Expenses.”
Q:    What are your policies related to conflicts of interests with TPG Angelo Gordon and its affiliates, including our Adviser?
A:    The Adviser, TPG Angelo Gordon, its affiliates, its partners and employees (collectively, “TPG Angelo Gordon Affiliates”) may engage in any other business and furnish investment management and advisory services and other types of services to others which may include, without limitation, serving as investment manager or sponsor of other collective investment vehicles or managed accounts that acquire interests in, provide financing to or otherwise deal in securities or other investments that would be suitable investments for the Fund. TPG Angelo Gordon Affiliates furnish investment management or advisory services to other persons with investment policies similar or different to those of the Fund. Such persons may own securities or other instruments of the same class or type or which may be senior to those held by the Fund, and they have incentives, financial or otherwise, to favor certain accounts or vehicles over others. There is no assurance that accounts with similar strategies or investment objectives will hold the same investments or perform in a similar manner. This and other future activities of TPG Angelo Gordon Affiliates may give rise to additional conflicts of interest.
See “How will the Fund be allocated investment opportunities?” above and “Potential Conflicts of Interest” below for additional information about conflicts of interest that could impact the Fund.
Q:    Are there any ERISA considerations in connection with an investment in our shares?
A:    We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” under ERISA and certain U.S. Department of Labor regulations promulgated thereunder, as modified by Section 3(42) of ERISA (the “Plan Asset Regulations”). In this regard, to the extent any class of our Common Shares is not “publicly-offered” within the meaning of the Plan Asset Regulations, or we do not otherwise satisfy another exception to the Plan Asset Regulations, we intend to operate the Fund such that the terms and conditions of our investments, and the rights obtained and exercised with respect to such investments, should enable us to qualify as a “venture capital operating company” within the meaning of the Plan Asset Regulations (a “VCOC”).
Each prospective investor that is, or is acting on behalf of any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) that is subject to Title I of ERISA, (ii) “plan” described in Section 4975(e)(1) of the Code that is subject to Section 4975 of the Code (including, without limitation, an individual retirement account and a “Keogh” plan), (iii) plan, account or other arrangement that is subject to the provisions of any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), or (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) or (iii) pursuant to ERISA or other applicable law (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to as a “Plan”), must independently determine that our Common Shares are an appropriate investment for the Plan, taking into account its obligations under ERISA, the Code and applicable Similar Laws, and the facts and circumstances of each investing Plan.
Prospective investors should carefully review the matters discussed under “Risk Factors—Special considerations for certain benefit plan investors” and “Certain ERISA Considerations” and should consult with their own advisors as to the consequences of making an investment in the Fund.
Q:    What is the impact of being an “emerging growth company”?
A:    We are an “emerging growth company,” as defined by the JOBS Act. As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:
•    have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”);
•    submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or
•    disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.
In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.
We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.
We do not believe that being an emerging growth company will have a significant impact on our business or this offering. We have elected to opt in to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.

Q:    When will I get my detailed tax information?
A:    In the case of certain U.S. shareholders, we expect your IRS Form 1099-DIV tax information, if required, to be mailed by January 31 of each year.
Q:    Who can help answer my questions?
A:    If you have more questions about this offering or if you would like additional copies of this prospectus, you should contact your financial adviser or our transfer agent: SS&C Technologies, Inc., 1055 Broadway, 7th Floor, Kansas City, MO 64105.

FEES AND EXPENSES
The following table is intended to assist you in understanding the costs and expenses that an investor in Common Shares will bear, directly or indirectly. Other expenses are estimated and may vary. Actual expenses may be greater or less than shown.

Shareholder transaction expenses (fees paid directly from your investment)	Class S Shares	Class D Shares	Class I Shares
Maximum sales load(1)	3.50%	1.50%	—%
Maximum Early Repurchase Deduction(2)	2.00%	2.00%	2.00%

Annual expenses (as a percentage of net assets attributable to our Common Shares)(3)	Class S Shares	Class D Shares	Class I Shares
Base management fees(4)	1.25%	1.25%	1.25%
Incentive fees(5)	1.17%	1.17%	1.17%
Shareholder servicing and/or distribution fees(6)	0.85%	0.25%	—%
Interest payment on borrowed funds(7)	5.69%	5.69%	5.69%
Other expenses(8)	0.51%	0.51%	0.51%
Total annual expenses	9.47%	8.87%	8.62%

(1)    Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. Please consult your selling agent for additional information.
(2)    Under our share repurchase plan, to the extent we offer to repurchase shares, we expect to repurchase shares pursuant to tender offers on or around the last business day of a month using a purchase price equal to the NAV per share as of the last calendar day of the prior month, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV. The holding period ends on the one-year anniversary of the subscription closing date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders.
(3)    Weighted average net assets employed as the denominator for expense ratio computation is approximately $2.4 billion, which represents total net assets as of December 31, 2025.
(4)    The base management fee paid to our Adviser is calculated at an annual rate of 1.25% on the value of our net assets as of the beginning of the first business day of the applicable month.
(5)    We have capital gains and investment income that result in the payment of an incentive fee. The incentive fees, if any, are divided into two parts:
•    The first part of the incentive fee is based on income, whereby we pay the Adviser quarterly in arrears 12.5% of our Pre-Incentive Fee Net Investment Income Returns (as defined below) for each calendar quarter subject to a 5.0% annualized hurdle rate, with a catch-up.
•    The second part of the incentive is based on realized capital gains, whereby we pay the Adviser at the end of each calendar year in arrears 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains. See “Investment Management Agreement and Administration Agreement” for more information concerning the incentive fees.
    The incentive fee referenced in the table above is estimated based on actual amounts of the incentive fee incurred during the year ended December 31, 2025.
(6)    Subject to FINRA limitations on underwriting compensation, we will also pay the following shareholder servicing and/or distribution fees to the Intermediary Manager:
•    For Class S shares, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class S shares and
•    For Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV as of the beginning of the first calendar day of the month for the Class D shares, in each case, payable monthly.
•    No shareholder servicing fees will be paid with respect to the Class I shares.
The Adviser voluntarily agreed to pay up to 0.25% of the shareholder servicing and/or distribution fee on Class S shares sold for the one-year period between October 1, 2024 through September 30, 2025. In addition, the Adviser voluntarily agreed to pay up to 0.25% of the shareholder servicing and/or distribution fee on Class D shares sold for the period between December 1, 2024 and September 30, 2025. For the avoidance of doubt, the Fees and Expenses table above does not reflect these payments by the Adviser.
The shareholder servicing and/or distribution fees will be paid under a 12b-1 plan, which has been reviewed and approved by the Board of Trustees and filed as an exhibit to the Registration Statement.
The total amount that will be paid over time for other underwriting compensation depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments. To the extent that Class S shares and Class D shares are outstanding, we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following:
(i)    a listing of Class I shares,
(ii)    our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or
(iii)    the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
In addition, consistent with the exemptive relief that we have been granted, which allows us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the initial purchase price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. See “Plan of Distribution” and “Use of Proceeds.” The total underwriting compensation and total organization and offering expenses will not exceed 10% and 15%, respectively, of the gross proceeds from this offering.
(7)    We have and may continue to borrow funds to make investments, including before we have fully invested the proceeds of this continuous offering. The costs associated with such borrowing will be indirectly borne by shareholders. The interest payment on borrowed funds referenced in the table above is estimated based on actual amounts of the interest payment on borrowed funds incurred during the fiscal year ended December 31, 2025.
(8)    “Other expenses” include, but are not limited to, accounting, legal and auditing fees, reimbursement of expenses to our Administrator, organization and offering expenses and fees payable to our Trustees, as discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The amount presented in the table is estimated based on actual amounts of other expenses incurred during the fiscal year ended December 31, 2025. We have entered into an Expense Support and Conditional Reimbursement Agreement with the Adviser. The Adviser may elect to pay certain of our expenses on our behalf, including organization and offering expenses, provided that no portion of the payment will be used to pay any interest expense or shareholder servicing and/or distribution fees of the Fund. Any Expense Payment (as defined herein) that the Adviser has committed to pay must be paid by the Adviser to us in any combination of cash or other immediately available funds no later than 45 days after such commitment was made in writing, and/or offset against amounts due from us to the Adviser or its affiliates. If the Adviser elects to pay certain of our expenses, the Adviser will be entitled to reimbursement of such expenses from us if Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders. See “Investment Management Agreement and Administration Agreement—Expense Support and Conditional Reimbursement Agreement” for additional information regarding the Expense Support Agreement. Because the Adviser’s obligation to pay certain of our expenses is voluntary, the table above does not reflect the impact of any expense support from the Adviser.
Example: We have provided an example of the projected dollar amount of total expenses that would be incurred over various periods with respect to a hypothetical $1,000 investment in each class of our Common Shares. In calculating the following expense amounts, we have assumed that:
(1)    our annual operating expenses and offering expenses remain at the levels set forth in the table above, except to reduce annual expenses upon completion of organization and offering expenses,
(2)    the annual return before fees and expenses is 5.0%,
(3)    the net return after payment of fees and expenses is distributed to shareholders and reinvested at NAV and
(4)    your financial intermediary does not directly charge you transaction or other fees.

Class S shares Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	97	278	442	782
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	104	294	465	818

Class D shares Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	91	262	419	759
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	97	278	443	790

Class I shares Return Assumption	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5.0% annual return from net investment income:	88	255	409	746
Total expenses assuming a 5.0% annual return solely from net realized capital gains:	95	272	433	778
While the examples assume a 5.0% annual return on investment before fees and expenses, our performance will vary and may result in an annual return that is greater or less than this. These examples should not be considered a representation of your future expenses. If we achieve sufficient returns on our investments to trigger a quarterly incentive fee on income and/or if we achieve net realized capital gains in excess of 5.0%, both our returns to our shareholders and our expenses would be higher. See “Investment Management Agreement and Administration Agreement” for information concerning incentive fees.

FINANCIAL HIGHLIGHTS

The following table of financial highlights is intended to help a prospective investor understand the Fund’s financial performance for the period shown. The financial data set forth in the following table as of and for the years ended December 31, 2025 and December 31, 2024 are derived from our consolidated financial statements, which have been audited by Deloitte & Touche LLP an independent registered public accounting firm whose respective reports thereon are included in this prospectus or the Fund’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which may be obtained from www.sec.gov or upon request. The financial data set forth in the following table for the year ended December 31, 2023 is derived from our consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm whose respective reports thereon are included in this prospectus or the Fund’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which may be obtained from www.sec.gov or upon request.

You should read these financial highlights in conjunction with the Fund’s audited consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

(Amounts in thousands, except share and per share amounts)	Year Ended December 31, 2025
	Class I	Class S*	Class D*
Per share data:
Net asset value, beginning of period	$25.30	$25.30	$25.30
Net investment income (loss)(1)	2.51	2.33	2.50
Net realized and unrealized gain (loss)(2)	0.00	0.01	(0.01)
Total from operations	2.51	2.34	2.49
Dividends declared	(2.62)	(2.45)	(2.60)
Total increase (decrease) in net assets	(0.11)	(0.11)	(0.11)
Net asset value, end of period	$25.19	$25.19	$25.19
Shares outstanding, end of period	83,536,270	11,005,998	116,955
Total return(3)(4)	10.4%	9.7%	10.3%
Ratios / supplemental data
Ratio of total expenses to average net assets(4)(5)(6)	10.3%	11.2%	10.4%
Ratio of total net operating expenses to average net assets(4)(5)(7)	0.5%	0.5%	0.5%
Ratio of net investment income (loss) before taxes to average net assets(4)(5)(8)	10.4%	10.0%	10.4%
Ratio of net investment income (loss) after taxes to average net assets(4)(5)(9)	10.1%	9.6%	10.1%
Net assets, end of period	$2,104,653	$277,290	$2,947
Weighted average shares outstanding	69,969,768	7,779,431	92,618
Portfolio turnover rate(10)	19.7%	19.7%	19.7%
Asset coverage ratio(11)	217.8%	217.8%	217.8%

(Amounts in thousands, except share and per share amounts)	Twelve Months Ended December 31, 2024
	Class I	Class S*	Class D*
Per share data:
Net asset value, beginning of period	$25.41	$25.41	$25.41
Net investment income (loss)(1)	$2.78	2.68	2.67
Net realized and unrealized gain (loss)(2)	(0.08)	(0.07)	(0.03)
Total from operations	2.70	2.61	2.64
Dividends declared	(2.81)	(2.72)	(2.75)
Total increase (decrease) in net assets	(0.11)	(0.11)	(0.11)
Net asset value, end of period	$25.30	$25.30	$25.30
Shares outstanding, end of period	57,123,580	3,729,761	72,378
Total return(3)(4)	11.1%	10.8%	10.9%
Ratios / supplemental data
Ratio of total expenses to average net assets(4)(5)(6)	11.3%	11.8%	11.7%
Ratio of net operating expenses less interest and tax expense to average net assets(4)(5)(7)	0.6%	0.6%	0.6%
Ratio of net investment income (loss) before taxes to average net assets(4)(5)(8)	11.0%	10.6%	10.6%
Ratio of net investment income (loss) after taxes to average net assets(4)(5)(9)	10.9%	10.5%	10.5%
Net assets, end of period	$1,445,050	$94,351	$1,831
Weighted average shares outstanding	46,369,379	2,580,010	44,024
Portfolio turnover rate(10)	23.5%	23.5%	23.5%
Asset coverage ratio(11)	188.3%	188.3%	188.3%

(Amounts in thousands, except share and per share amounts)	Year Ended December 31, 2023
	Class I	Class S*	Class D*
Per share data:
Net asset value, beginning of period	$25.25	$25.80	$25.75
Net investment income (loss)(1)	$2.39	0.65	0.23
Net realized and unrealized gain (loss)(2)	0.07	(0.05)	(0.01)
Total from operations	2.46	0.60	0.22
Dividends declared	(2.30)	(0.99)	(0.56)
Total increase (decrease) in net assets	0.16	(0.39)	(0.34)
Net asset value, end of period	$25.41	$25.41	$25.41
Shares outstanding, end of period	30,244,520	1,181,210	12,700
Total return(3)(4)	10.0%	2.4%	0.9%
Ratios / supplemental data
Ratio of total expenses to average net assets(4)(5)(6)	11.1%	3.7%	0.9%
Ratio of total net operating expenses to average net assets(4)(5)(7)	1.0%	0.3%	0.1%
Ratio of net investment income (loss) before taxes to average net assets(4)(5)(8)	9.6%	3.5%	0.9%
Ratio of net investment income (loss) after taxes to average net assets(4)(5)(9)	9.4%	3.4%	0.9%
Net assets, end of period	$768,513	$30,015	$323
Weighted average shares outstanding	24,792,294	571,089	12,700
Portfolio turnover rate(10)	14.6%	14.6%	14.6%
Asset coverage ratio(11)	224.2%	224.2%	224.2%
*Class S commenced operations on October 2, 2023; Class D commenced operations on December 1, 2023.

______________________
(1)The per share data was derived using the weighted average shares outstanding during the period.
(2)The amount shown at this caption includes the balancing amount derived from other figures in the schedule. The amount shown does not correspond with the aggregate amount for the period due to the effect of the timing of capital transactions.
(3)Total return is calculated as the change in NAV per share during the period, assuming dividends and distributions, if any, are reinvested in accordance with the Fund’s distribution reinvestment plan, divided by the opening NAV per share. Total return does not include upfront transaction fee, if any.
(4)Not annualized.
(5)Average net assets are computed using the average monthly net assets during the reporting period.
(6)Ratio of total expenses to average net assets is computed using total expenses net of shareholder servicing fee payments voluntarily made by the Adviser (the “Voluntary Payments”), if applicable. Included in total expenses are incentive fees of 1.4%, 1.5%, and 1.5% respectively, as a percent of average net assets for the year ended December 31, 2025 for Class I, Class S, and Class D, respectively. Additionally, included in total expenses For the year ended December 31, 2024 are incentive fees of 1.5%, 1.5%, and 1.5%, and included in total expenses for the year ended December 31, 2023 are incentive fees of 1.4%, 0.5%, and 0.1%. The impact of the Voluntary Payments included in total expenses net of such Voluntary Payments was 0.2%, —%, and not applicable, for the year ended December 31, 2025 for Class S, Class D, and Class I shares, respectively. Additionally, the impact of the Voluntary Payments included in total expenses net of such Voluntary Payments for the year ended December 31, 2024, was —% for Class S shares and not applicable for Class D or Class I shares. There were no Voluntary Payments for the year ended December 31, 2023.
(7)Ratio of net operating expenses to average net assets is computed using total operating expenses less interest expense, tax expense, organizational expense, offering expense, management fees, incentive fees, shareholder servicing and distribution fees, and Voluntary Payments, if applicable.

(8)Ratio of net investment income (loss) before taxes to average net assets does not include applicable tax expenses that are not attributable to the Fund itself but are taxes to a consolidated subsidiary to the Fund and thus shown on the Consolidated Statements of Operations within the Fund’s financial statements.
(9)Ratio of net investment income (loss) after taxes to average net assets includes applicable tax expenses that are not attributable to the Fund itself, but are taxes to a consolidated subsidiary to the Fund and thus shown on the Consolidated Statements of Operations within the Fund’s financial statements.
(10)Portfolio turnover rate is calculated using the lesser of total sales or total purchases over the average of the investments at fair value for the periods reported.
(11)Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) total debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period.

RISK FACTORS
Investing in our Common Shares involves a number of significant risks. The following information is a discussion of the known material risk factors associated with an investment in our Common Shares specifically, as well as those factors generally associated with an investment in a company with investment objectives, investment policies, capital structure or trading markets similar to ours. In addition to the other information contained in this prospectus, you should consider carefully the following information before making an investment in our Common Shares. The risks below are not the only risks we face. Additional risks and uncertainties not presently known to us or not presently deemed material by us may also impair our operations and performance. If any of the following events occur our business, financial condition and results of operations could be materially and adversely affected. In such cases, the NAV of our Common Shares could decline, and you may lose all or part of your investment.
Risks Related to Our Business and Structure
General economic, political and market conditions could adversely affect the performance of our investments and implementation of our investment strategy.
The success of the Fund’s investment strategy and our investment activities will be affected by, and will depend, in part, upon general economic, political and market conditions in the U.S. and global economies, such as interest rates, currency exchange rates, availability of credit, credit defaults, inflation rates, economic uncertainty, as well as by changes in applicable laws and regulations (including laws relating to taxation of our investments), trade barriers, currency exchange controls, asset re-investment, resource self-sufficiency and national and international political and socioeconomic circumstances in respect of the countries in which the Fund may invest. These factors may affect the level and volatility of securities prices and the liquidity of the Fund’s portfolio investments, which could impair the Fund’s profitability or result in losses. In addition, general fluctuations in the market prices of securities and interest rates may affect the Fund’s investment opportunities and the value of the Fund’s investments and prolonged disruption may prevent the Fund from advantageously realizing or disposing of portfolio investments. Periods of elevated inflation and high interest rates, such as those experienced in recent years, can contribute to significant volatility in debt and equity markets. We may maintain substantial trading positions that can be adversely affected by the level of volatility in the financial markets; the larger the positions, the greater the potential for loss. Declines in the performance of national economies or the credit markets in certain jurisdictions have had a negative impact on general economic and market conditions globally, and as a result, could have a material adverse effect on our business, financial condition and results of operations. See “Risks Related to our Investments - Economic recessions or downturns could impair our portfolio companies and adversely affect our operating results.”
Uncertainty and volatility in the financial markets and political systems of the United States, the United Kingdom and other countries may have adverse spill-over effects into the global financial markets generally. New legislative and regulatory initiatives and/or the roll-back of certain initiatives of previous administrations may impact our business and our portfolio companies’ businesses in unpredictable ways. Moreover, a recession, slowdown and/or a sustained downturn in the U.S. or global economy (or any particular segment thereof) will have a pronounced impact on the Fund and could adversely affect the Fund’s profitability, impede the ability of the Fund’s portfolio companies to perform under or refinance their existing obligations, and impair the Fund’s ability to effectively deploy its capital or realize upon portfolio investments on favorable terms and may have an adverse impact on the business and operations of the Fund. Any of the foregoing events could result in substantial or total losses to the Fund in respect of certain or all portfolio investments, which losses will likely be exacerbated by the presence of leverage in the Fund’s capital structure. An economic downturn could adversely affect the financial resources of the Fund’s portfolio companies and their ability to make principal and interest payments on, or refinance, outstanding debt when due. In the event of such defaults, whereby portfolio companies default under the Fund’s loans to them, the Fund could lose both invested capital in, and anticipated profits from, the affected portfolio companies. Such marketplace events may also impact the availability and terms of financing for leveraged transactions. Private equity investors have recently been required to finance transactions with a greater proportion of equity relative to prior periods and the terms of debt financing are significantly less flexible for borrowers compared to prior periods. In addition, volatility and dislocation in the capital markets can also create a challenging environment in which to raise or access debt capital. Such conditions could make it difficult to extend the maturity of or refinance our existing indebtedness, if any, or obtain new indebtedness with similar or favorable terms and any failure to do so could have a material adverse effect on our business. These developments may impair the Fund’s ability to consummate transactions and may cause the Fund to enter into transactions on less attractive terms than those executed by other TPG funds.
Further, the Adviser’s financial condition may be adversely affected by a significant general economic downturn or difficult conditions in the capital markets and it may be subject to legal, regulatory, reputational and other unforeseen risks that could have a material adverse effect on the Adviser’s businesses and operations (including those of the Fund).
Finally, economic problems in a single country are increasingly affecting other markets and economies. A continuation of this trend could adversely affect global economic conditions and world markets and, in turn, could adversely affect the Fund’s performance.
Any of the foregoing events could result in substantial or total losses to the Fund in respect of certain investments, which losses will likely be exacerbated by the presence of leverage in a portfolio company’s capital structure.

We cannot guarantee that we will be able to replicate the historical results achieved by other TPG products.
Our primary focus in making investments may differ from those of existing investment funds, accounts or other investment vehicles that are or have been managed by TPG and its affiliates, including TPG Angelo Gordon. We may consider co-investing in portfolio investments with other investment funds, accounts or investment vehicles managed by TPG Angelo Gordon or its affiliates.

Any such investments will be subject to regulatory limitations and approvals by Independent Trustees. We can offer no assurance, however, that we will be able to obtain such approvals or develop opportunities that comply with such limitations. There can be no guarantee that we will replicate the historical results achieved by similar strategies managed by TPG Angelo Gordon, and we caution you that our investment returns could be substantially lower than the returns achieved by them in prior periods. Additionally, all or a portion of the prior results may have been achieved in particular market conditions which may never be repeated. Moreover, current or future market volatility and regulatory uncertainty may have an adverse impact on our future performance.
Our Board of Trustees may change our operating policies and strategies without prior notice or shareholder approval, the effects of which may be adverse to our results of operations and financial condition.
Our Board of Trustees has the authority to modify or waive our current operating policies, investment criteria and strategies without prior notice and without shareholder approval. We cannot predict the effect any changes to our current operating policies, investment criteria and strategies would have on our business, NAV, operating results and value of our shares. However, the effects might be adverse, which could negatively impact our ability to pay you distributions and cause you to lose all or part of your investment. Moreover, we have significant flexibility in investing the net proceeds from our continuous offering and may use the net proceeds from our continuous offering in ways with which investors may not agree or for purposes other than those contemplated in this prospectus.
Our Board of Trustees may amend our Declaration of Trust without prior shareholder approval.
Our Board of Trustees may, without shareholder vote, subject to certain exceptions, amend or otherwise supplement the Declaration of Trust by making an amendment, a Declaration of Trust supplemental thereto or an amended and restated Declaration of Trust, including without limitation to classify the Board of Trustees, to impose advance notice bylaw provisions for Trustee nominations or for shareholder proposals, to require super-majority approval of transactions with significant shareholders or other provisions that may be characterized as anti-takeover in nature. However, our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would adversely affect the rights of shareholders. Any such amendment must be approved by the holders of more than fifty percent (50%) of the outstanding shares of the Company entitled to vote thereon.
Our ability to achieve our investment objective depends on the ability of the Adviser to manage and support our investment process. If the Adviser or TPG Angelo Gordon were to lose any members of their respective senior management teams, our ability to achieve our investment objective could be significantly harmed.
Since we have no employees, we depend on the investment expertise, skill and network of business contacts of the broader networks of TPG, TPG Angelo Gordon, the Adviser and its affiliates, as well as the persons and firms our Adviser may retain to provide services on our behalf. The Adviser evaluates, negotiates, structures, executes, monitors and services our investments. Our future success depends to a significant extent on the continued service and coordination of TPG, TPG Angelo Gordon and its senior management team. The departure of any members of TPG or TPG Angelo Gordon’s senior management team could have a material adverse effect on our ability to achieve our investment objective. Additionally, while the Adviser anticipates that the various TPG Angelo Gordon teams will communicate frequently and assist each other in market intelligence and investment analysis, from time to time communications among the teams may be limited due to the possession of confidential or material non-public information. In such circumstances where the Adviser’s investment professionals are in possession of confidential or material non-public information, the Fund may not be in a position to benefit from any such information, and may be restricted from effecting certain securities transactions for the Fund that otherwise may have been effected. In addition, an information barrier was created between the historical TPG business and TPG Angelo Gordon, including the Adviser. See “—There may be conflicts of interest related to obligations that the Adviser’s senior management and Investment Team have to other clients.” and “Potential Conflicts of Interest.”
Our ability to achieve our investment objective depends on the Adviser’s ability to identify and analyze, and to invest in, finance and monitor companies that meet our investment criteria. The Adviser’s capabilities in structuring the investment process, providing competent, attentive and efficient services to us, and facilitating access to financing on acceptable terms depend on the employment of investment professionals in an adequate number and of adequate sophistication to match the corresponding flow of transactions. To achieve our investment objective, the Adviser may need to hire, train, supervise and manage new investment professionals to participate in our investment selection and monitoring process. There is increasing competition among financial sponsors, investment banks and other investors for hiring and retaining qualified investment professionals, and there can be no assurance that the Adviser will be able to find qualified investment professionals in a timely manner or at all. Failure to support our investment process could have a material adverse effect on our business, financial condition and results of operations.
While the Adviser has entered into a resource sharing agreement with TPG Angelo Gordon (the “Resource Sharing Agreement”), pursuant to which TPG Angelo Gordon will provide the Adviser with experienced investment professionals and access to the resources of TPG Angelo Gordon so as to enable the Adviser to fulfill its obligations under the Investment Management Agreement, there can be no assurance that TPG Angelo Gordon will perform its obligations under the Resource Sharing Agreement. In addition, the Resource Sharing Agreement may be terminated by either party on 60 days’ notice, which if terminated may have a material consequence on the Fund’s operations.
The Investment Management Agreement has been approved pursuant to Section 15 of the 1940 Act. In addition, the Investment Management Agreement has termination provisions that allow the parties to terminate the agreement. The Investment Management Agreement may be terminated at any time, without penalty, by us upon 60 days’ written notice or by the Adviser upon 120 days’ written notice. If the Investment Management Agreement is terminated, it may adversely affect the quality of our investment opportunities. In addition, in the event the Investment Management Agreement is terminated, it may be difficult for us to replace the Adviser and our financial condition, business and results of operations, as well as our ability to meet our payment obligations under future indebtedness, if any, and pay distributions, are likely to be adversely affected, and the value of our Common Shares may decline.
Because our business model depends to a significant extent upon relationships with private equity sponsors, investment banks and commercial banks, the inability of the Adviser to maintain or develop these relationships, or the failure of these relationships to generate investment opportunities, could adversely affect our business.
The Adviser depends on the broader TPG Angelo Gordon relationships with private equity sponsors, investment banks and commercial banks and others, and we rely to a significant extent upon these relationships to provide us with potential investment opportunities. If the Adviser or its organizations fail to maintain their existing relationships or develop new relationships with other sponsors or sources of investment opportunities, we may not be able to grow our investment portfolio. In addition, individuals with whom the Adviser or its broader organizations have relationships are not obligated to provide us with investment opportunities, and, therefore, there is no assurance that such relationships will generate investment opportunities for us.
We may face increasing competition for investment opportunities, which could delay deployment of our capital, reduce returns and result in losses.
We will compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in private U.S. companies. As a result of these new entrants, competition for investment opportunities in middle market companies may intensify. Some of our competitors are more experienced, substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. Furthermore, certain of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC and that the Code imposes on us as a RIC. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match such competitors’ pricing, terms or structure. If we are forced to match such competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. As a result of operating in such a competitive environment, we may make investments that are on less favorable terms than what we may have originally anticipated, which may impact our return on these investments.
As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.
Under the 1940 Act, we are required to carry our portfolio investments at market value or, if there is no readily available market value, at fair value. The Board of Trustees has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act, and in that role the Adviser is responsible for performing fair value determinations relating to all of our investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board of Trustees. Even though the Board of Trustees designated the Adviser as “valuation designee,” the Board of Trustees is ultimately responsible for fair value determinations under the 1940 Act. There is not a public market for the securities of the privately-held companies and certain other assets in which we invest. Most of our investments will not be publicly-traded or actively traded on a secondary market. As a result, we value these securities quarterly (and monthly, to accommodate subscriptions) at fair value as determined in good faith as required by the 1940 Act. In connection with striking a NAV as of the last day of a month that is not also the last day of a calendar quarter, the Fund will consider whether there has been a material change to such investments as to affect their fair value, but such analysis will be more limited than the quarter end process.
As part of our valuation process, the Adviser will generally take into account relevant factors in determining the fair value of the Fund’s investments without market quotations. Such factors that the Adviser may take into account generally include, as appropriate, comparison to publicly-traded securities including such factors as yield, maturity and measures of credit quality, the enterprise value of a portfolio company, the nature and realizable value of any collateral, the portfolio company’s ability to make payments, its earnings and discounted cash flow, the markets in which the portfolio company does business and other relevant factors. The Adviser’s determinations of fair value may differ materially from the values that would have been used if a ready market for these non-traded securities existed. Due to this uncertainty, our fair value determinations may cause our NAV on a given date to materially differ from the value that we may ultimately realize upon the sale of one or more of our investments. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from what was previously the value, and such differences could be material.
The amount of any distributions we may make is uncertain and there is a risk that investors in our shares may not receive distributions or that our distributions may decrease over time. Our distributions may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from our public offering. Therefore, portions of the distributions that we make may represent a return of capital to you that will lower your tax basis in your shares and reduce the amount of funds we have for investment in targeted assets.
We may fund our cash distributions to shareholders from any sources of funds available to us, including proceeds from this continuous offering, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to us on account of preferred and common equity investments in portfolio companies and fee and expense reimbursement waivers from the Adviser or the Administrator, if any. Our ability to pay distributions might be adversely affected by, among other things, the impact of one or more of the risk factors described in this registration statement, including but not limited to the risk that we may not achieve investment results that will allow us to make a specified or stable level of cash distributions and our distributions may decrease over time. In addition, the inability to satisfy the asset coverage test applicable to us as a BDC may limit our ability to pay distributions. All distributions are and will be paid at the discretion of our Board of Trustees and will depend on our earnings, our financial condition, maintenance of our RIC status, compliance with applicable BDC regulations and such other factors as our Board of Trustees may deem relevant from time to time. We cannot assure you that we will continue to pay distributions to our shareholders in the future. In the event that we encounter delays in locating suitable investment opportunities, we may pay all or a substantial portion of our distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow, which may constitute a return of your capital. A return of capital is a return of your investment, rather than a return of earnings or gains derived from our investment activities. A return of capital would generally lower your tax basis in our shares and may result in increased tax liability to you when you sell such shares.
Although we do not intend to fund distributions from sources other than operating cash flow in the ordinary course, we may fund distributions from other sources, including but not limited to proceeds from this offering if, for example, we determine that it would not be in the best interests of shareholders to sell portfolio investments in a market downturn and we are unable to borrow due to 1940 Act asset coverage limitations to fund distributions. As discussed elsewhere in this prospectus, we are generally required to distribute 90% of our ordinary income to ensure RIC tax treatment and we may take such actions to ensure we meet the applicable RIC tax treatment requirements. Please see, “Risk Factors—Federal Income Tax Risks—We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.” To the extent we pay distributions from a source other than net investment income, we are required to notify shareholders of the sources of such distribution pursuant to Section 19 and Rule 19a-1 under the 1940 Act. Any distributions we make will be at the discretion of the Board of Trustees, which has a fiduciary duty to shareholders, taking into account factors such as our disclosure to investors, earnings, cash flow, capital needs and general financial condition and the requirements of Delaware law.
Our distributions to shareholders may be funded from expense reimbursements or waivers of investment advisory fees that are subject to repayment pursuant to our Expense Support and Conditional Reimbursement Agreement.
Substantial portions of our distributions may be funded through the reimbursement of certain expenses by our Adviser and its affiliates, including through the waiver of certain investment advisory fees by our Adviser. Any such distributions funded through expense reimbursements or waivers of advisory fees will not be based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or our Adviser and its affiliates continue to make such reimbursements or waivers of such fees. Our future repayments of amounts reimbursed or waived by our Adviser or its affiliates will reduce the distributions that shareholders would otherwise receive in the future. There can be no assurance that we will achieve the performance necessary to be able to pay distributions at a specific rate or at all. Our Adviser and its affiliates have no obligation to waive advisory fees or otherwise reimburse expenses in future periods.
We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from this offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).
We intend to generally fund distributions from operating cash flow in the ordinary course. However, shareholders should understand that we may make distributions from sources other than cash flow from operations or relying on fee or expense reimbursement waivers, if any, from the Adviser or the Administrator and that such distributions are not based on our investment performance, and can only be sustained if we achieve positive investment performance in future periods and/or the Adviser or the Administrator continues to make such expense reimbursements, if any. The extent to which we pay distributions from sources other than cash flow from operations will depend on various factors, including the level of participation in our DRIP, how quickly we invest the proceeds from this and any future offering and the performance of our investments. To the extent that we borrow to fund distributions, the payment of interest on such borrowings will decrease the Fund’s NAV, which would also cause the price per share in this offering to decrease. Further, if the Adviser elects to cover certain of our expenses pursuant to the Expense Support and Conditional Reimbursement Agreement, this could cause a smoothing effect on our distributions because we will be able to pay distributions at times when we may otherwise be unable to. Shareholders should also understand that any amounts we use to pay distributions to shareholders from sources other than cash flow from operations may be required to be repaid in the future and that our future repayments of such amounts to the Adviser or any lender will reduce the amount of the future distributions. Further, the per share amount of distributions on Class S, Class D and Class I shares may differ because of different allocations of class-specific expenses. For example, distributions on Class S and Class D shares will be lower than on Class I shares because Class S and Class D shares are subject to different shareholder servicing and/or distribution fees. There can be no assurance that we will achieve such performance in order to sustain these distributions, or be able to pay distributions at all. The Adviser and the Administrator have no obligation to waive fees or receipt of expense reimbursements, if any.

Although we have implemented a share repurchase program, we have discretion to not repurchase your shares, and our Board of Trustees has the ability to amend or to suspend the program.
Our Board of Trustees may amend or suspend the share repurchase program at any time in its discretion (including to offer to purchase fewer shares). For example, in accordance with our Board of Trustees’ fiduciary duty to the Fund and shareholders, it may amend or suspend the share repurchase program during periods of market dislocation where selling assets to fund a repurchase could have a materially negative impact on remaining shareholders. You may not be able to sell your shares on a timely basis in the event our Board of Trustees amends or suspends the share repurchase program, absent a liquidity event, and we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time. Following any such suspension, the Board of Trustees will reinstate the share repurchase program when appropriate and subject to its fiduciary duty to the Fund and shareholders. We will notify you of such developments in our quarterly reports or other filings. If less than the full amount of Common Shares requested to be repurchased in any given repurchase offer are repurchased, funds will be allocated pro rata based on the total number of Common Shares being repurchased without regard to class. The share repurchase program has many limitations and should not be considered a guaranteed method to sell shares promptly or at a desired price.
The timing of our repurchase offers pursuant to our share repurchase program may be at a time that is disadvantageous to our shareholders.
In the event a shareholder chooses to participate in our share repurchase program, the shareholder will be required to provide us with notice of intent to participate prior to knowing what the NAV per share of the class of shares being repurchased will be on the repurchase date (the “Repurchase Date”). Although a shareholder will have the ability to withdraw a repurchase request prior to the Repurchase Date, to the extent a shareholder seeks to sell shares to us as part of our periodic share repurchase program, the shareholder will be required to do so without knowledge of what the repurchase price of our shares will be on the Repurchase Date.

Large repurchases by shareholders with substantial investments in the Fund or large investments by shareholders could have an adverse impact on our performance.
Because certain funds and accounts, including third-party managed vehicles, may have substantial investments in the Fund, the Fund may experience large repurchases or investments due to transactions in shares by such large shareholders, or similarly managed accounts. While it is impossible to predict the overall effect of these transactions over time, there could be an adverse impact on our performance. In the event of such repurchases or investments, we could be required to sell assets or to invest cash at a time when we may not otherwise desire to do so. In addition, when other investors own a substantial portion of our shares, a large repurchase by such an investor could cause the Fund to exceed the repurchase limits under our share repurchase program, resulting in share repurchases on a pro-rata basis, or lead to an increase in our actual expenses. Repurchases could also force us to sell assets and accelerate the realization of taxable capital gains if sales result in capital gains. The impact of these transactions is likely to be greater when the significant investor purchases or requests a repurchase a substantial portion of our shares. The amount of shares submitted for repurchase may vary materially over time, and investors will not have visibility into the number of shares redeemed in any given repurchase offer until its close. Because of this, if an investor submits a repurchase request for shares during a repurchase offer in which the quarterly volume limitation is reached, it could become subject to some or all of the negative effects set forth above without notice.
When possible, the Adviser and its affiliates will consider how to minimize these potential adverse effects, and may take such actions as it deems appropriate to address potential adverse effects, including by carrying out the transactions over a period of time, although there can be no assurance that such actions will be successful. A high volume of repurchase requests can impact the Fund the same way as the transactions of a single shareholder with substantial investments. As an additional safeguard, the significant investor may manage the placement of its repurchase requests in a manner designed to minimize the impact of such requests on the Fund’s day-to-day operations. This may involve, for example, making requests for repurchase, if available, gradually over time.

As a public company, we are subject to regulations not applicable to private companies, such as provisions of the Sarbanes-Oxley Act. Efforts to comply with such regulations will involve significant expenditures, and non-compliance with such regulations may adversely affect us.
As a public company, we are subject to the Sarbanes-Oxley Act, and the related rules and regulations promulgated by the SEC. Our management is required to report on our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are required to review on an annual basis our internal control over financial reporting, and on a quarterly and annual basis to evaluate and disclose changes in our internal control over financial reporting. As a relatively new company, developing and maintaining an effective system of internal controls may require significant expenditures, which may negatively impact our financial performance and our ability to make distributions. This process also will result in a diversion of our management’s time and attention. We cannot be certain of when our evaluation, testing and remediation actions will be completed or the impact of the same on our operations. In addition, we may be unable to ensure that the process is effective or that our internal controls over financial reporting are or will be effective in a timely manner. In the event that we are unable to develop or maintain an effective system of internal controls and maintain or achieve compliance with the Sarbanes-Oxley Act and related rules, we may be adversely affected.
Our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting until there is a public market for our shares, which is not expected to occur.

We may experience fluctuations in our quarterly results.
We could experience fluctuations in our quarterly operating results due to a number of factors, including our ability or inability to make investments in companies that meet our investment criteria, the interest rate payable on the loans or other debt securities we originate or acquire, the level of our expenses (including our borrowing costs), variations in and the timing of the recognition of realized and unrealized gains or losses, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any previous period should not be relied upon as being indicative of performance in future periods.
We are exposed to risks associated with changes in interest rates, including the current elevated interest rate environment.
General interest rate fluctuations may have a substantial negative impact on our investments and our investment returns and, accordingly, may have a material adverse effect on our investment objective and our net investment income. In an effort to combat inflation, the U.S. Federal Reserve (“Federal Reserve”) increased interest rates throughout 2022 and 2023 before it cut interest rates multiple times in 2024 and 2025. It is possible that the Federal Reserve could increase interest rates in 2026 if levels of inflation exceed certain levels in the United States.
Because we may borrow money and issue debt securities or preferred shares to make investments, our net investment income will be dependent upon the difference between the rate at which we borrow funds or pay interest or dividends on such debt securities or preferred shares and the rate at which we invest these funds. In this period of elevated interest rates, our interest income will increase if the majority of our portfolio bears interest at variable rates while our cost of funds will also increase, to a lesser extent, if the majority of our indebtedness bears interest at fixed rates, with the net impact being an increase to our net investment income. Conversely, if interest rates decrease (which has been the trend for the past year) we may earn less interest income from investments and our cost of funds will also decrease, to a lesser extent, resulting in lower net investment income. From time to time, we may also enter into certain hedging transactions to mitigate our exposure to changes in interest rates. In the past, TPG and its affiliates have entered into certain hedging transactions, such as interest rate swap agreements, to mitigate exposure to adverse fluctuations in interest rates, and the Fund may do so in the future. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk. There can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.
Elevated interest rates may also increase the cost of debt for our underlying portfolio companies, which could adversely impact their financial performance and ability to meet ongoing obligations to us. Also, an increase in interest rates available to investors could make an investment in our shares less attractive if we are not able to pay dividends at a level that provides a similar return, which could reduce the value of our shares.
Inflation has adversely affected and may continue to adversely affect the business, results of operations and financial condition of our portfolio companies.
The Federal Reserve has raised, and may continue to raise, certain benchmark interest rates in an effort to combat inflation and the Fund as well as our portfolio companies will continue to be impacted by such inflation. Such inflationary pressures have increased the costs of labor, energy and raw materials, have adversely affected consumer spending, economic growth and our portfolio companies’ operations, and may continue to adversely affect our portfolio companies’ operations. If such portfolio companies are unable to pass any increases in their costs of operations along to their customers, it could adversely affect their operating results and impact their ability to pay interest and principal on our loans, particularly if interest rates rise in response to inflation. Despite multiple federal fund rate decreases over the course of 2024 and 2025, interest rates have remained elevated, with the U.S. Federal Reserve indicating in April 2026 that it will continue to assess the appropriate stance of monetary policy going forward. In addition, any projected future decreases in our portfolio companies’ operating results due to inflation could adversely impact the fair value of those investments. Any decreases in the fair value of our investments could result in future realized or unrealized losses and therefore reduce our net assets resulting from operations.
While the U.S. and other developed economies have been experiencing higher-than-normal inflation rates, it remains uncertain whether substantial inflation in the U.S. and other developed economies will be sustained over an extended period of time or have a significant effect on the U.S. or other economies. Inflation may affect the Fund’s investments adversely in a number of ways, including those noted above. During periods of heightened inflation, interest and dividend rates of any instruments the Fund or entities related to portfolio investments may have issued could increase, which would tend to reduce returns to investors in the Fund. Inflationary expectations or periods of rising inflation could also be accompanied by the rising prices of commodities which are critical to the operation of portfolio companies as noted above. Portfolio companies may have fixed income streams and, therefore, be unable to pay their debts when they become due. The market value of such investments may decline in value in times of higher inflation rates. Some of the Fund’s portfolio investments may have income linked to inflation through contractual rights or other means. However, as inflation may affect both income and expenses, any increase in income may not be sufficient to cover increases in expenses. Governmental efforts to curb inflation often have negative effects on the level of economic activity. In an attempt to stabilize inflation, certain countries have imposed wage and price controls at times. Past governmental efforts to curb inflation have also involved more drastic economic measures that have had a materially adverse effect on the level of economic activity in the countries where such measures were employed. There can be no assurance that continued and more wide-spread inflation in the U.S. and/or other economies will not become a serious problem in the future and have a material adverse impact on the Fund’s returns.

It may be difficult to bring suit or foreclosure in non-U.S. countries.
Because the effectiveness of the judicial systems in the countries in which the Fund may invest varies, the Fund (or any portfolio company) may have difficulty in foreclosing or successfully pursuing claims in the courts of such countries, as compared to the United States or other countries. Further, to the extent the Fund or a portfolio company may obtain a judgment but is required to seek its enforcement in the courts of one of these countries in which the Fund invests, there can be no assurance that such courts will enforce such judgment. The laws of other countries often lack the sophistication and consistency found in the United States with respect to foreclosure, bankruptcy, corporate reorganization or creditors’ rights.
The nature of bankruptcy proceedings may impact the value of the Fund’s investments.
A portfolio company may become involved in a reorganization, bankruptcy or other proceeding. In any such event, the Fund may lose its entire investment, may be required to accept cash or securities or assets with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time.
In the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of an obligor, holders of debt instruments ranking senior to the Fund’s investments would typically be entitled to receive payment in full before the Fund receives any distributions in respect of its investments. After repaying the senior creditors, such obligor may not have any remaining assets to repay its obligations to the Fund. In the case of debt ranking equally with the loans or debt securities in which the Fund invests, the Fund would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant investee company. Each jurisdiction in which the Fund invests has its own insolvency laws. As a result, investments in similarly situated investee companies in different jurisdictions may well confer different rights in the event of insolvency.
A portfolio company that becomes distressed or any distressed asset received by the Fund in a restructuring would require active monitoring. Involvement by the Adviser in a company’s reorganization proceedings could result in the imposition of restrictions limiting the Fund’s ability to liquidate its position therein. Bankruptcy proceedings involve a number of significant risks. Many of the events within a bankruptcy litigation are adversarial and often beyond the control of the creditors. While creditors generally are afforded an opportunity to object to significant actions, there can be no assurance that a bankruptcy court would not approve actions which may be contrary to the interests of the Fund, particularly in those jurisdictions which give a comparatively high priority to preserving the debtor company as a going concern, or to protecting the interests of either creditors with higher ranking claims in bankruptcy or of other stakeholders, such as employees.
Generally, the duration of a bankruptcy case can only be roughly estimated. The reorganization of a company usually involves the development and negotiation of a plan of reorganization, plan approval by creditors and confirmation by the bankruptcy court. This process can involve substantial legal, professional and administrative costs to the company and the Fund; it is subject to unpredictable and lengthy delays, particularly in jurisdictions which do not have specialized insolvency courts or judges and/or may have a higher risk of political interference in insolvency proceedings, all of which may have adverse consequences for the Fund. During such process, the company’s competitive position may erode, key management may depart and the company may not be able to invest adequately. In some cases, the company may not be able to reorganize and may be required to liquidate assets. Although the Fund will invest primarily in debt, the debt of companies in financial reorganization will, in most cases, not pay current interest, may not accrue interest during reorganization and may be adversely affected by an erosion of the issuer’s fundamental values. Such investments can result in a total loss of principal.
One of the protections offered in certain jurisdictions in bankruptcy proceedings is a stay on required payments by the borrower on loans or other securities. When a portfolio company or other issuer seeks relief under the bankruptcy laws of a particular jurisdiction (or has a petition filed against it), an automatic stay prevents all entities, including creditors, from foreclosing or taking other actions to enforce claims, perfect liens or reach collateral securing such claims. Creditors who have claims against the issuer prior to the date of the bankruptcy filing must generally petition the court to permit them to take any action to protect or enforce their claims or their rights in any collateral. Such creditors may be prohibited from doing so if the court concludes that the value of the property in which the creditor has an interest will be “adequately protected” during the proceedings. If the bankruptcy court’s assessment of adequate protection is inaccurate, a creditor’s collateral may be wasted without the creditor being afforded the opportunity to preserve it. Thus, even if the Fund holds a secured claim, it may be prevented from collecting the liquidation value of the collateral securing its debt, unless relief from the automatic stay is granted by the court. If relief from the stay is not granted, the Fund may not realize a distribution on account of its secured claim until a plan of reorganization or liquidation for the debtor is confirmed. Bankruptcy proceedings are inherently litigious, time consuming, highly complex and driven extensively by facts and circumstances, which can result in challenges in predicting outcomes. The equitable power of bankruptcy judges also can result in uncertainty as to the ultimate resolution of claims. A stay on payments to be made on the assets of the Fund could adversely affect the value of those assets and the Fund itself. Other protections in such proceedings may include forgiveness of debt, the ability to create super-priority liens in favor of certain creditors of the debtor and certain well-defined claims procedures. Additionally, the numerous risks inherent in the insolvency process create a potential risk of loss by the Fund of its entire investment in any particular issuer. Insolvency laws may, in certain jurisdictions, result in a restructuring of the debt without the Fund’s consent under the “cramdown” provisions of applicable insolvency laws and may also result in a discharge of all or part of the debt without payment to the Fund.
Security interests held by creditors are closely scrutinized and frequently challenged in bankruptcy proceedings and may be invalidated for a variety of reasons. For example, security interests may be set aside because, as a technical matter, they have not been perfected properly under applicable law. If a security interest is invalidated, the secured creditor loses the value of the collateral and because loss of the secured status causes the claim to be treated as an unsecured claim, the holder of such claim will be more likely to experience a significant loss of its investment. There can be no assurance that the security interests securing the Fund’s claims will not be challenged vigorously and found defective in some respect, or that the Fund will be able to prevail against the challenge. As such, investments in issuers involved in such proceedings could subject the Fund to certain additional potential liabilities that may exceed the value of the Fund’s original investment therein.
Moreover, under applicable bankruptcy law, debt may be disallowed or subordinated to the claims of other creditors if the creditor is found guilty of certain inequitable conduct resulting in harm to other parties with respect to the affairs of a company or other issuer filing for protection from creditors. In addition, creditors’ claims may be treated as equity if they are deemed to be contributions to capital, or if a creditor attempts to control the outcome of the business affairs of an issuer prior to its filing under such laws. If a creditor is found to have interfered with an issuer’s affairs to the detriment of other creditors or shareholders, the creditor may be held liable for damages to injured parties. There can be no assurance that claims for equitable subordination or creditor liability will not be asserted with respect to the Fund’s portfolio investments.
While the challenges to liens and debt normally occur in a bankruptcy proceeding, the conditions or conduct that would lead to an attack in a bankruptcy proceeding could in certain circumstances result in actions brought by other creditors of the debtor, shareholders of the debtor or even the debtor itself in other U.S. state or U.S. federal proceedings, including pursuant to state fraudulent transfer laws. As is the case in a bankruptcy proceeding, there can be no assurance that such claims will not be asserted or that the Fund will be able successfully to defend against them. To the extent that the Fund assumes an active role in any legal proceeding involving the debtor, the Fund may be prevented from disposing of securities issued by the debtor due to the Fund’s possession of material, non-public information concerning the debtor.
U.S. bankruptcy law permits the classification of “substantially similar” claims in determining the classification of claims in a reorganization for purpose of voting on a plan of reorganization. Because the standard for classification is vague, there exists a significant risk that the Fund’s influence with respect to a class of claims can be lost by the inflation of the number and the amount of claims in, or other gerrymandering of, the class. In addition, certain administrative costs and claims that have priority by law over the claims of certain creditors (for example, claims for taxes) may be quite high.
The insolvency of a portfolio company and related proceedings may have a materially adverse effect on the performance of the Fund.
If a court in a lawsuit brought by a creditor or representative of creditors (such as a trustee in bankruptcy) of a portfolio company were to find that:
(a)    the portfolio company did not receive fair consideration or reasonably equivalent value for incurring the indebtedness evidenced by the securities that the company issued to the Fund and
(b)    after giving effect to such indebtedness and the use of the proceeds thereof, the portfolio company
(i)    was insolvent,
(ii)    was engaged in a business for which its remaining assets constituted unreasonably small capital or
(iii)    intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature, such court could
1.    invalidate, in whole or in part, such indebtedness as a fraudulent conveyance,
2.    subordinate such indebtedness to existing or future creditors of the obligor or
3.    recover amounts previously paid by the portfolio company to the Fund and/or proceeds with respect to such securities previously applied by the Fund, in each case, in satisfaction of such indebtedness.
In addition, upon the insolvency of a portfolio company, payments that such portfolio company made to the Fund may be subject to avoidance, cancellation and/or clawback as a “preference” if made within a certain period of time (which may be as long as two years) before insolvency. There can be no assurance as to what standard a court would apply in order to determine whether the company was “insolvent” or that, regardless of the method of valuation, a court would not determine that the company was “insolvent,” in each case, after giving effect to the indebtedness evidenced by the securities held by the Fund and the use of the proceeds thereof.
In general, if payments are voidable, whether as fraudulent conveyances, extortionate transactions or preferences, such payments may be recaptured either from the initial recipient (such as the Fund) or from subsequent transferees of such payments, including the shareholders. To the extent that any such amounts are recaptured from the Fund, there may be a materially adverse effect on the performance of the Fund.
The above discussion is based upon U.S. federal and state laws. Insofar as investments that are obligations of non-U.S. obligors are concerned, the laws of non-U.S. jurisdictions may provide for avoidance remedies under factual circumstances similar to those described above, with consequences that may or may not be analogous to those described above under U.S. federal and state laws.
The Fund may invest in portfolio companies whose capital structures may have significant leverage, which may impair these companies’ ability to finance their future operations and capital needs.
While investments in leveraged companies offer the potential opportunity for capital appreciation, such investments also involve a higher degree of risk as a result of recessions, operating problems and other general business and economic risks that may have a more pronounced effect on the profitability or survival of such companies. Such investments are inherently more sensitive to declines in revenues, competitive pressures and increases in expenses. Moreover, elevated interest rates may significantly increase portfolio companies’ interest expense, causing losses and/or the inability to service debt levels. Leverage magnifies gains and losses attributable to other investment policies and practices, such as investing in below investment grade instruments. If a portfolio company cannot generate adequate cash flow to meet debt obligations, the portfolio company may default on its loan agreements or be forced into bankruptcy resulting in a restructuring of the company’s capital structure or liquidation of the company, and the Fund may suffer a partial or total loss of capital invested in the portfolio company. Furthermore, to the extent companies in which the Fund has invested become insolvent, the Fund may determine, in cooperation with other debt holders or on its own, to engage, at the Fund’s expense in whole or in part, counsel and other advisors in connection therewith. In addition to leverage in the capital structure of portfolio companies, the Fund may incur leverage.
We are an “emerging growth company” under the JOBS Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our shares less attractive to investors.
We will be and we will remain an “emerging growth company” as defined in the JOBS Act until the earlier of:
(a)    the last day of the fiscal year (i) following the fifth anniversary of the completion of our initial public offering, (ii) in which we have total annual gross revenue of at least $1.235 billion, or (iii) in which we are deemed to be a large accelerated filer, which means the market value of our shares that is held by non-affiliates exceeds $700 million as of the date of our most recently completed second fiscal quarter, and
(b)    the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.
For so long as we remain an “emerging growth company,” we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We cannot predict if investors will find our shares less attractive because we will rely on some or all of these exemptions.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We will take advantage of the extended transition period for complying with new or revised accounting standards, which may make it more difficult for investors and securities analysts to evaluate us since our financial statements may not be comparable to companies that comply with public company effective dates and may result in less investor confidence.
Failure of the U.S. federal government to manage its fiscal matters or to raise or further suspend the debt ceiling, and changes in the amount of federal debt, may negatively impact the economic environment and adversely impact our results of operations.
The U.S. federal government has established a limit on the level of federal debt that the U.S. federal government can have outstanding, often referred to as the debt ceiling. The U.S. Congress has authority to raise or suspend the debt ceiling and to approve the funding of U.S. federal government operations within the debt ceiling, and has done both frequently in the past, often on a relatively short-term basis. However, contention among policymakers may hinder the enactment of policies to further increase the borrowing limit or address its debt balance in a timely fashion. Twice in the past decade, by the appropriations legislation deadline Congress failed to pass a new appropriations bill or continuing resolution to temporarily extend funding, resulting in U.S. government shutdowns that caused federal agencies to halt non-essential operations. A failure by the U.S. Congress to raise the debt limit would increase the risk of default by the U.S. on its obligations, the risk of a lowering of the U.S. federal government’s credit rating, and the risk of other economic dislocations. Such a failure, or the perceived risk of such a failure, could consequently have a material adverse effect on the financial markets and economic conditions in the U.S. and globally. If economic conditions severely deteriorate as a result of U.S. federal government fiscal gridlock, our operations, or those of our portfolio companies, could be affected, which may adversely impact our financial condition and results of operations.
Additionally, U.S. debt ceiling and budget deficit concerns have increased the possibility of additional credit-rating downgrades and economic slowdowns, or a recession in the United States. U.S. lawmakers have passed legislation to raise the federal debt ceiling on multiple occasions, including most recently in March 2025, which suspended the debt ceiling through September 2025, unless Congress takes legislative action to further extend or defer it. However, despite taking action to suspend the debt ceiling, ratings agencies have threatened to lower the long-term sovereign credit rating on the United States, including Fitch downgrading the U.S. government’s long-term rating from AAA to AA+ in August 2023 and Moody’s lowering the U.S. government’s credit rating outlook from “stable” to “negative” in November 2023. Further downgrades or warnings by S&P, Moody’s or other rating agencies, and the government’s credit and deficit concerns in general, could cause interest rates and borrowing costs to rise, which may negatively impact both the perception of credit risk associated with our debt portfolio and our ability to access the debt markets on favorable terms. In addition, a decreased credit rating could create broader financial turmoil and uncertainty, which may weigh heavily on our financial performance and the value of our Common Shares.
Any unrealized losses we experience on our portfolio may be an indication of future realized losses, which could reduce our income available for distribution.
As a BDC, we are required to carry our investments at market value or, if no market value is ascertainable, at the fair value as determined in good faith by our Board of Trustees. Decreases in the market value or fair value of our investments relative to amortized cost will be recorded as unrealized depreciation. Any unrealized losses in our portfolio could be an indication of a portfolio company’s inability to meet its repayment obligations to us with respect to the affected loans. This could result in realized losses in the future and ultimately in reductions of our income available for distribution in future periods. In addition, decreases in the market value or fair value of our investments will reduce our NAV.
Terrorist attacks, acts of war, global health emergencies or natural disasters may adversely affect our operations.
Terrorist acts, acts of war, global health emergencies or natural disasters may disrupt our operations, as well as the operations of the businesses in which we invest. Such acts have created, and continue to create, economic and political uncertainties and have contributed to recent global economic instability. Future terrorist activities, military or security operations, global health emergencies or natural disasters could further weaken the domestic/global economies and create additional uncertainties, which may negatively impact the businesses in which we invest directly or indirectly and, in turn, could have a material adverse impact on our business, operating results and financial condition. Losses from terrorist attacks, global health emergencies or natural disasters are generally uninsurable.
Ongoing armed conflicts, such as between Russia and Ukraine and Israel and Hamas, including recent escalations of the conflict in the Middle East and Southwest Asia, and continued and escalating political unrest in various other countries around the globe may have a material adverse impact on us and our portfolio companies.
The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict, recent escalation of conflict in the Middle East and Southwest Asia and continued political and social unrest in various countries, such as Venezuela and Mexico, which have led, are currently leading, and for an unknown period of time will continue to lead to disruptions in local, regional, national, and global markets and economies affected thereby. Most recently, on February 28, 2026, the United States and Israel launched a major assault on Iran with the stated aim of toppling the regime in Tehran, triggering regional Iranian retaliation across the Gulf, including attacks against targets in Qatar, the United Arab Emirates (UAE), Kuwait, Bahrain and Saudi Arabia. An escalation in this or other global conflicts may have a material adverse impact on the Fund, its portfolio companies and the market generally, including as a result of intense regional and global military and/or economic retaliation, major maritime disruptions in the Strait of Hormuz, and large-scale cyber warfare.
Consider, for example, responses to the ongoing Russia-Ukraine conflict – the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Certain countries, including the United States, have provided and may continue to provide military aid or other assistance to Ukraine and to Israel, or have undertaken or will undertake military strikes in Southwest Asia, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of conflict in the Middle East and Southwest Asia and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyber-attacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.
Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of conflict in the Middle East and Southwest Asia and subsequent sanctions or related actions, may lead to increased volume and price volatility. The extent and duration of the ongoing conflicts, resulting sanctions and any related market disruptions are impossible to predict, but could be substantial, particularly if current or new sanctions continue for an extended period of time or if geopolitical tensions result in expanded military operations on a global scale. Any such disruptions may also have the effect of heightening many of the other risks described in this section. If these disruptions or other matters of global concern continue for an extensive period of time, to the extent that we, our portfolio companies, third party service providers, investors, or related customer bases have material operations or assets in such conflict zones, they may be materially adversely affected.
Force Majeure events may adversely affect our operations.
The Fund may be affected by force majeure events (e.g., acts of God, fire, flood, earthquakes, outbreaks of an infectious disease, pandemic or any other serious public health concern, war, terrorism, nationalization of industry and labor strikes). Force majeure events could adversely affect the ability of the Fund or a counterparty to perform its obligations. The liability and cost arising out of a failure to perform obligations as a result of a force majeure event could be considerable and could be borne by the Fund. Certain force majeure events, such as war or an outbreak of an infectious disease, could have a broader negative impact on the global or local economy, thereby affecting the Fund. Additionally, a major governmental intervention into industry, including the nationalization of an industry or the assertion of control, could result in a loss to the Fund if an investment is affected, and any compensation provided by the relevant government may not be adequate.
Governmental intervention in the financial markets may increase volatility.
In response to a recession, economic slowdown or financial market instability, governments and regulators may choose to intervene by implementing austerity measures and reforms, as seen in the 2007-2008 global financial crisis. There is no guarantee a government or regulatory intervention will have the desired effect and any such intervention may result in social unrest, limit future growth and economic recovery or have unintended consequences. Additionally, such interventions have sometimes been unclear in scope and application, resulting in confusion and uncertainty which in itself has been detrimental to the efficient functioning of financial markets. It is impossible to predict with certainty what temporary or permanent governmental restrictions may be imposed on the markets in the future and/or the effect of such restrictions on the Advisers’ ability to implement the Fund’s investment objective, the European or global economy or the global securities market. Instability in the global financial markets or government intervention may increase the volatility of the Fund and hence the risk of loss to the value of your investment.
The current period of capital markets disruption and economic uncertainty may make it difficult to obtain indebtedness and any failure to do so could have a material adverse effect on our business, financial condition or results of operations.
Current market conditions may make it difficult to obtain indebtedness and any failure to do so could have a material adverse effect on our business. The debt capital that will be available to us in the future, if at all, may be at a higher cost and on less favorable terms and conditions than what we currently expect to experience, including being at a higher cost in rising rate environments. If we are unable to raise debt, then our equity investors may not benefit from the potential for increased returns on equity resulting from leverage and we may be limited in our ability to make commitments. An inability to obtain indebtedness could have a material adverse effect on our business, financial condition or results of operations.
We may face a breach of our cybersecurity, which could result in adverse consequences to our operations and exposure of confidential information.
Cybersecurity incidents and cyber-attacks have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. TPG Angelo Gordon and its affiliates and portfolio companies’ and service providers’ information and technology systems may be vulnerable to damage or interruption from cyber security breaches, computer viruses or other malicious code, network failures, computer and telecommunication failures, infiltration by unauthorized persons and other security breaches, or usage errors by their respective professionals or service providers. If unauthorized parties gain access to such information and technology systems, they may be able to steal, publish, delete or modify private and sensitive information, including non-public personal information related to shareholders (and their beneficial owners) and material non-public information. Although TPG Angelo Gordon has implemented, and portfolio companies and service providers may implement, various measures to manage risks relating to these types of events, such systems could prove to be inadequate and, if compromised, could become inoperable for extended periods of time, cease to function properly or fail to adequately secure private information. TPG Angelo Gordon does not control the cybersecurity plans and systems put in place by third-party service providers, and such third-party service providers may have limited indemnification obligations to TPG Angelo Gordon, its affiliates, the Fund, the shareholders and/or a portfolio company, each of which could be negatively impacted as a result. Breaches such as those involving covertly introduced malware, impersonation of authorized users and industrial or other espionage may not be identified even with sophisticated prevention and detection systems, potentially resulting in further harm and preventing them from being addressed appropriately. The failure of these systems and/or of disaster recovery plans for any reason could cause significant interruptions in TPG Angelo Gordon’s, its affiliates’, the Fund’s and/or a portfolio company’s operations and result in a failure to maintain the security, confidentiality or privacy of sensitive data, including personal information relating to shareholders (and their beneficial owners), material non-public information and the intellectual property and trade secrets and other sensitive information of TPG Angelo Gordon and/or portfolio companies. TPG Angelo Gordon, the Fund and/or a portfolio company could be required to make a significant investment to remedy the effects of any such failures, harm to their reputations, legal claims that they and their respective affiliates may be subjected to, regulatory action or enforcement arising out of applicable privacy and other laws, adverse publicity, and other events that may affect their business and financial performance.
Rapidly developing and changing data security and privacy laws and regulations could increase compliance costs and subject us to enforcement risks and reputational damage.
Cybersecurity, privacy and data protection have become a top priority for regulators in the United States and around the world and many jurisdictions in which we operate have enacted applicable laws and regulation. We and our funds’ portfolio companies are subject to various risks and costs associated with the collection, storage, transmission and other processing of personal data. This personal data is wide ranging and relates to our shareholders, employees, contractors and other counterparties and third parties. Data security and privacy compliance obligations to which we are subject impose compliance costs on us, which could increase significantly as laws and regulations evolve. Our compliance obligations include, but are not limited to, those relating to U.S. laws and regulations, including, without limitation, state regulations such as the CPRA, which provides for enhanced consumer protections for California residents, a private right of action for data breaches and statutory fines and damages for data breaches or other California Consumer Privacy Act (“CCPA”) violations, as well as a requirement of “reasonable” cybersecurity. At the U.S. federal level, the SEC has adopted amendments to Regulation S-P that took effect December 3, 2025. These amendments impose operationally challenging notification requirements and obligations to implement written policies and procedures to govern oversight of service providers that will likely increase associated compliance costs.

Our compliance obligations also include those relating to foreign data collection and privacy laws, including, for example, the GDPR and U.K. Data Protection Act, as well as laws in many other jurisdictions globally. Global laws in this area are rapidly increasing in the scale and depth of their requirements and are also often extra-territorial in nature. In addition, a wide range of regulators and private actors are seeking to enforce these laws across regions and borders. Furthermore, we frequently have privacy compliance requirements as a result of our contractual obligations with counterparties. These legal, regulatory and contractual obligations heighten our data protection and privacy obligations in the ordinary course of conducting our business in the U.S. Any inability, or perceived inability, by us or our funds’ portfolio companies to adequately address data protection or privacy concerns, or comply with applicable laws, regulations, policies, industry standards and guidance, contractual obligations, or other legal obligations, even if unfounded, could result in significant legal, regulatory and third-party liability, increased costs, disruption of our and our funds’ portfolio companies’ business and operations, and a loss of client (including investor) confidence and other reputational damage.
Many regulators have indicated an intention to take more aggressive enforcement actions regarding data privacy matters, and private litigation resulting from such matters is increasing and resulting in progressively larger judgments and settlements. For example, the SEC’s stated 2026 examination priorities included an intended focus on adviser’s policies and procedures related to information security and operational risks in the safeguarding of customer records and information. As new data protection and privacy-related laws and regulations are implemented, the time and resources needed for us and our funds’ portfolio companies to comply with such laws and regulations continues to increase and become a significant compliance workstream.
We may not be able to obtain all required state licenses or in any other jurisdiction where they may be required in the future.
We may be required to obtain various state licenses in order to, among other things, originate commercial loans, and may be required to obtain similar licenses from other authorities, including outside of the United States, in the future in connection with one or more investments. Applying for and obtaining required licenses can be costly and take several months. There is no assurance that we will obtain all of the licenses that we need on a timely basis. Furthermore, we will be subject to various information and other requirements in order to obtain and maintain these licenses, and there is no assurance that we will satisfy those requirements. Our failure to obtain or maintain licenses might restrict investment options and have other adverse consequences.
We are subject to risks related to corporate social responsibility.
Our business faces increasing public scrutiny related to sustainability activities. We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, such as environmental stewardship, corporate governance and transparency and considering sustainability factors in our investment processes. Adverse incidents with respect to sustainability activities could impact the value of our brand, the cost of our operations and relationships with investors, all of which could adversely affect our business and results of operations. At the same time, some stakeholders and regulators have increasingly expressed or pursued opposing views, legislation and investment expectations with respect to sustainability initiatives. This divergence increases the risk that any action or lack thereof with respect to sustainability matters will be perceived negatively by at least some stakeholders and adversely impact our reputation and business. Regional and investor-specific sentiment may differ in what constitutes a material positive or negative sustainability factor. There is no guarantee that our sustainability practices will uniformly fit every investor’s definition of best practices for all sustainability considerations across geographies and investor types. Additionally, new regulatory initiatives related to sustainability could adversely affect our business. More recently, anti-ESG sentiment has gained momentum in the United States, with the Federal government and many states having enacted or proposed "anti-ESG" policies, legislation or issue related legal opinions. These and other rapidly changing, and sometimes conflicting, laws, regulations, policies and related interpretations, as well as increased enforcement actions by various governmental and regulatory agencies, may create challenges for us, including our compliance and ethics programs, may alter the environment in which we do business and may increase the ongoing costs of compliance, which could adversely impact our results of operations and cash flows. If we are unable to adequately address such climate and sustainability matters or we fail or are perceived to fail to comply with all laws, regulations, policies and related interpretations, it could negatively impact our reputation and our business results.
Compliance with the SEC’s Regulation Best Interest may negatively impact our ability to raise capital in this offering, which would harm our ability to achieve our investment objectives.
As of June 30, 2020, broker-dealers must comply with Regulation Best Interest, which, among other requirements, enhances the existing standard of conduct for broker-dealers and natural persons who are associated persons of a broker-dealer when recommending to a retail customer any securities transaction or investment strategy involving securities to a retail customer. The impact of Regulation Best Interest on broker- dealers participating in this offering cannot be determined at this time, but it may negatively impact whether broker-dealers and their associated persons recommend this offering to retail customers. Regulation Best Interest imposes a duty of care for broker-dealers to evaluate reasonable alternatives in the best interests of their clients. Reasonable alternatives to the Fund, such as listed entities, exist and may have lower expenses, less complexity and/or lower investment risk than the Fund. Certain investments in listed entities may involve lower or no commissions at the time of initial purchase. Under Regulation Best Interest, broker-dealers participating in this offering must consider such alternatives in the best interests of their clients. If Regulation Best Interest reduces our ability to raise capital in this offering, it would harm our ability to create a diversified portfolio of investments and achieve our investment objectives and would result in our fixed operating costs representing a larger percentage of our gross income.

We are subject to risks associated with artificial intelligence, including the application of various forms of artificial intelligence such as machine learning technology.
Recent technological advances in artificial intelligence, including machine learning technology (“Machine Learning Technology”), pose risks to us and our portfolio companies. We and our portfolio companies could be exposed to the risks of Machine Learning Technology if third-party service providers or any counterparties use Machine Learning Technology in their business activities. We and the Adviser are not in a position to control the use of Machine Learning Technology in third-party products or services. Use of Machine Learning Technology could include the input of confidential information in contravention of applicable policies, contractual or other obligations or restrictions, resulting in such confidential information becoming partly accessible by other third-party Machine Learning Technology applications and users. Machine Learning Technology and its applications continue to develop rapidly, and we cannot predict the risks that may arise from such developments. The full extent of current or future risks related thereto is not possible to predict and we may not be able to anticipate, prevent, mitigate or remediate all of the potential risks, challenges or impacts of such changes. Machine Learning Technologies could significantly disrupt the business models, investment strategies, operational processes, and markets in which we operate and subject us to increased competition, legal and regulatory risks and compliance costs, which could have a material adverse effect on our business, financial condition and results of operations.
Machine Learning Technology is generally highly reliant on the collection and analysis of large amounts of data, and it is not possible or practicable to incorporate all relevant data into the model that Machine Learning Technology utilizes to operate. Certain data in such models will inevitably contain a degree of inaccuracy and error and could otherwise be inadequate or flawed, which would be likely to degrade the effectiveness of Machine Learning Technology. This could reduce the effectiveness of Machine Learning Technology and adversely impact us and our operations to the extent we rely on the work product of such Machine Learning Technology in such operations. The volume and reliance on data and algorithms also make Machine Learning Technology, and in turn us and our portfolio companies and investments, more susceptible to cybersecurity threats, including the compromise of underlying models, training data, or other intellectual property. We, our funds, our portfolio companies and our funds’ investments could be exposed to risks to the extent third-party service providers, or any counterparties use Machine Learning Technology in their business activities.
We and/or our portfolio companies may be materially and adversely impacted by global climate change.
Climate change is widely considered to be a significant threat to the global economy. Our business operations and our portfolio companies may face risks associated with climate change, including risks related to the impact of climate-related legislation and regulation (both domestically and internationally), risks related to climate-related business trends (such as the process of transitioning to a lower-carbon economy), and risks stemming from the physical impacts of climate change, such as the increasing frequency or severity of extreme weather events and rising sea levels and temperatures.
Risks Related to an Investment in the Common Shares
If we are unable to raise substantial funds, then we will be more limited in the number and type of investments we may make, our expenses may be higher relative to our total assets, and the value of your investment in us may be reduced in the event our assets under-perform.
Amounts that we raise may not be sufficient for us to purchase a broad portfolio of investments. To the extent that less than the maximum number of Common Shares is subscribed for, the opportunity for us to purchase a broad portfolio of investments may be decreased and the returns achieved on those investments may be reduced as a result of allocating all of our expenses among a smaller capital base. If we are unable to raise substantial funds, we may not achieve certain economies of scale and our expenses may represent a larger proportion of our total assets.
We may have difficulty sourcing investment opportunities.
We have not identified the potential investments for our portfolio that we will acquire with the proceeds of this offering. We cannot assure investors that we will be able to locate a sufficient number of suitable investment opportunities to allow us to deploy all investments successfully. If the Adviser does not locate suitable and compelling investment opportunities in which to deploy all of the Fund’s capital, the Fund may not invest fully its available capital which may result in an adverse effect on performance results. In addition, privately-negotiated investments in loans and illiquid securities of middle market companies require substantial due diligence and structuring, and we cannot assure investors that we will achieve our anticipated investment pace. As a result, investors will be unable to evaluate any future portfolio company investments prior to purchasing our shares. Additionally, our Adviser will select our investments subsequent to this offering, and our shareholders will have no input with respect to such investment decisions. These factors increase the uncertainty, and thus the risk, of investing in our shares. To the extent we are unable to deploy all of the Fund’s available capital, our investment income and, in turn, our results of operations, will likely be materially adversely affected.
We may have difficulty paying distributions and the tax character of any distributions is uncertain.
We generally intend to distribute substantially all of our available earnings annually by paying distributions on a monthly basis, as determined by the Board of Trustees in its discretion. We cannot assure investors that we will achieve investment results that will allow us to make a specified level of cash distributions or year-to-year increases in cash distributions. Our ability to pay distributions might be adversely affected by the impact of one or more of the risk factors described in this registration statement. Due to the asset coverage test applicable to us under the 1940 Act as a BDC, we may be limited in our ability to make distributions. In addition, if we enter into a credit facility or any other borrowing facility, for so long as such facility is outstanding, we anticipate that we may be required by its terms to use all payments of interest and principal that we receive from our current investments as well as any proceeds received from the sale of our current investments to repay amounts outstanding thereunder, which could adversely affect our ability to make distributions.
Furthermore, the tax treatment and characterization of our distributions may vary significantly from time to time due to the nature of our investments. The ultimate tax characterization of our distributions made during a taxable year may not finally be determined until after the end of that taxable year. We may make distributions during a taxable year that exceed our investment company taxable income and net capital gains for that taxable year. In such a situation, the amount by which our total distributions exceed investment company taxable income and net capital gains generally would be treated as a return of capital up to the amount of a shareholder’s tax basis in the shares, with any amounts exceeding such tax basis treated as a gain from the sale or exchange of such shares. A return of capital generally is a return of a shareholder’s investment rather than a return of earnings or gains derived from our investment activities. Moreover, we may pay all or a substantial portion of our distributions from borrowings or sources other than cash flow from operations in anticipation of future cash flow. Any such distributions may constitute a return of shareholders’ capital, which would lower such shareholders’ tax basis in our shares and may result in increased tax liability to shareholders when they sell such shares.
An investment in our shares will have limited liquidity.
Our shares constitute illiquid investments for which there is not, and will likely not be, a secondary market at any time prior to a public offering and listing of our shares on a national securities exchange. We do not intend to conduct a public offering and/or list our shares on any securities exchange. Investment in the Fund is suitable only for sophisticated investors and requires the financial ability and willingness to accept the high risks and lack of liquidity inherent in an investment in the Fund. Except in limited circumstances for legal or regulatory purposes, shareholders are not entitled to redeem their shares. At the discretion of the Board of Trustees, the Fund has implemented a share repurchase program in which the Fund intends to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. However, there is no guarantee that such share repurchase program will be available each quarter. Shareholders must be prepared to bear the economic risk of an investment in our shares for an extended period of time.
Certain investors will be subject to Exchange Act filing requirements.
Because our Common Shares will be registered under the Exchange Act, ownership information for any person who beneficially owns 5% or more of our Common Shares will have to be disclosed in a Schedule 13G or other filings with the SEC. Beneficial ownership for these purposes is determined in accordance with the rules of the SEC, and includes having voting or investment power over the securities. In some circumstances, our shareholders who choose to reinvest their dividends may see their percentage stake in the Fund increased to more than 5%, thus triggering this filing requirement. Each shareholder is responsible for determining their filing obligations and preparing the filings. In addition, our shareholders who hold more than 10% of a class of our shares may be subject to Section 16(b) of the Exchange Act, which recaptures for the benefit of the Fund profits from the purchase and sale of registered stock (and securities convertible or exchangeable into such registered stock) within a six-month period.
Special considerations for certain benefit plan investors.
We intend to conduct our affairs so that our assets should not be deemed to constitute “plan assets” under ERISA and the Plan Asset Regulations. In this regard, to the extent any class of our Common Shares is not “publicly-offered” within the meaning of the Plan Asset Regulations, or we do not otherwise satisfy another exception to the Plan Asset Regulations, we intend to operate the Fund such that the terms and conditions of our investments, and the rights obtained and exercised with respect to such investments, should enable us to qualify as a VCOC.
If, notwithstanding our intent, the assets of the Fund were deemed to be “plan assets” of any shareholder that is a “benefit plan investor” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, the Adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the “benefit plan investor” any profit realized on the transaction and (ii) reimburse the “benefit plan investor” for any losses suffered by the “benefit plan investor” as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. The Fiduciary of a “benefit plan investor” who decides to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries for actions taken by or on behalf of the Fund or the Adviser. With respect to a “benefit plan investor” that is an IRA that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status.
We may require any person proposing to acquire our Common Shares to furnish such information as may be necessary to determine compliance with an exception under ERISA or the Plan Asset Regulations, including whether such person is a “benefit plan investor,” and we have the power to (a) exclude any shareholder or potential shareholder from purchasing our Common Shares; (b) prohibit any redemption of our Common Shares; and (c) redeem some or all Common Shares held by any holder if our Board of Trustees determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Common Shares would result in our assets to be characterized as “plan assets,” for purposes of the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code, and all Common Shares of the Fund shall be subject to such terms and conditions.
Prospective investors should carefully review the matters discussed under “Certain ERISA Considerations” and should consult with their own advisors as to the consequences of making an investment in the Fund.
We may encounter risks arising from potential controlled group liability.
Under ERISA, upon the termination of a tax-qualified single employer defined benefit pension plan, the sponsoring employer and all members of its “controlled group” will be jointly and severally liable for 100% of the plan’s unfunded benefit liabilities whether or not the controlled group members have ever maintained or participated in the plan. In addition, the U.S. Pension Benefit Guaranty Corporation (the “PBGC”) may assert a lien with respect to such liability against any member of the controlled group on up to 30% of the collective net worth of all members of the controlled group. Similarly, in the event a participating employer partially or completely withdraws from a multiemployer (union) defined benefit pension plan, any withdrawal liability incurred under ERISA will represent a joint and several liability of the withdrawing employer and each member of its controlled group. A “controlled group” includes all “trades or businesses” under 80% or greater common ownership. This common ownership test is broadly applied to include both “parent-subsidiary groups” and “brother-sister groups” applying complex exclusion and constructive ownership rules. However, regardless of the percentage ownership that the Fund holds in one or more of its portfolio companies, the Fund itself cannot be considered part of an ERISA controlled group unless the Fund is considered to be a “trade or business.” If the Fund were determined to be a trade or business for purposes of ERISA, it is possible, depending upon the structure of the portfolio investments by the Fund and/or its affiliates and other co-investors in a portfolio company and their respective ownership interests in the portfolio company, that any tax-qualified single employer defined benefit pension plan liabilities and/or multiemployer plan withdrawal liabilities incurred by the portfolio company could result in liability being incurred by the Fund, with a resulting appropriation of Fund assets to satisfy such pension liabilities and/or the imposition of a lien by the PBGC on certain Fund assets. Moreover, regardless of whether or not the Fund were determined to be a trade or business for purposes of ERISA, a court might hold that one of the portfolio companies in which we are investing could become jointly and severally liable for another portfolio entity’s unfunded pension liabilities pursuant to the ERISA “controlled group” rules, depending upon the relevant investment structures and ownership interests as noted above.
Shareholders may experience dilution.
All distributions declared in cash payable to shareholders that are participants in our DRIP will generally be automatically reinvested in our Common Shares. As a result, shareholders that do not participate in our DRIP may experience dilution over time.
Holders of our Common Shares will not have preemptive rights to any shares we issue in the future. Our charter allows us to issue an unlimited number of Common Shares. After you purchase Common Shares in this offering, our Board of Trustees may elect, without shareholder approval, to:

(1)    sell additional shares in this or future public offerings;
(2)    issue Common Shares or interests in any of our subsidiaries in private offerings;

(3)    issue Common Shares upon the exercise of the options we may grant to our Independent Trustees or future employees; or
(4)    subject to applicable law, issue Common Shares in payment of an outstanding obligation to pay fees for services rendered to us.
To the extent we issue additional Common Shares after your purchase in this offering, your percentage ownership interest in us will be diluted. Because of these and other reasons, our shareholders may experience substantial dilution in their percentage ownership of our shares or their interests in the underlying assets held by our subsidiaries.
Investing in our shares involves a high degree of risk.
The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive and there can be no assurance that the Fund’s investment strategy will produce favorable returns, due to the risks and uncertainties described herein, among others. Prospective investors must be prepared to bear capital losses that might result from an investment in the Fund, including a complete loss of the prospective investor’s investment and, therefore, an investment in our shares may not be suitable for someone with lower risk tolerance.
The NAV of our shares may fluctuate significantly.
The NAV and liquidity, if any, of the market for our shares may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:
•    changes in regulatory policies or tax guidelines, particularly with respect to RICs or BDCs;
•    loss of RIC or BDC status;
•    changes in earnings or variations in operating results;

•    changes in the value of our portfolio of investments;
•    changes in accounting guidelines governing valuation of our investments;
•    any shortfall in revenue or net income or any increase in losses from levels expected by investors;
•    departure of either of our Adviser or certain of its respective key personnel;
•    general economic trends and other external factors; and
•    loss of a major funding source.
Provisions of our Declaration of Trust and bylaws could deter takeover attempts.
Pursuant to our Declaration of Trust and bylaws, as amended, our Board of Trustees is divided into three classes of trustees. Each class consists, as nearly as possible, of one-third of the total number of Trustees, and each class has a three-year term. Our classified board could have the effect of making the replacement of incumbent Trustees more time consuming and difficult. Because our Trustees may be removed (i) by a majority of the remaining Trustees (or in the case of the removal of an Independent Trustee, a majority of the remaining Independent Trustees) but only for cause or (ii) upon a vote by the holders of more than fifty percent (50%) of our outstanding shares entitled to vote with or without cause, at least two annual meetings of shareholders, instead of one, will generally be required to effect a change in a majority of our Board of Trustees. Thus, our classified board could increase the likelihood that incumbent Trustees will retain their positions. The staggered terms of Trustees may delay, defer or prevent a tender offer by a third party or an attempt to change control of us or another transaction that might involve a premium price for our common shares that might be in the best interest of our shareholders.
Risks Related to Our Investments
Our investments in prospective portfolio companies may be risky, and we could lose all or part of our investment.
Our investments may be risky and there is no limit on the amount of any such investments in which we may invest. In addition, investment analyses and decisions by the Fund and the Adviser will often be undertaken on an expedited basis in order for the Fund to take advantage of investment opportunities. In such cases, the information available to the Fund and the Adviser at the time of an investment decision may be limited, and the Fund and the Adviser may not have access to the detailed information necessary for a full evaluation of the investment opportunity. In addition, the financial information available to the Fund and the Adviser may not be accurate or provided based upon accepted accounting methods. The Fund and the Adviser will rely upon independent consultants or advisors in connection with the evaluation of proposed investments. There can be no assurance that these consultants or advisors will accurately evaluate such investments.
Risk Associated with Unspecified Transactions; No Assurance of Investment Return.
Investors will be relying on the ability of the Adviser to source, negotiate, consummate and syndicate Fund originated loans (each, a “loan” and, together with other portfolio investments, the “portfolio investments”) using the investments of shareholders, and there is no assurance that the Adviser will find a sufficient number of attractive opportunities to meet the Fund’s investment objectives or that the Fund will be able to make and realize its investment objective. The realizable value of a highly illiquid investment, at any given time, may be less than its intrinsic value. In addition, certain types of investments held by the Fund may require a substantial length of time to liquidate. Furthermore, to the extent the investment strategy of the Fund relies upon a certain set of market and economic conditions and such conditions do not materialize for an extended period of time, the Fund may not be able to invest a significant portion of the proceeds. There can be no assurance that the Fund will be able to generate returns for its investors or that the returns will be commensurate with the risks of investing in the type of portfolio investments and transactions described herein.
Any information included in any of the Fund’s marketing materials regarding targeted returns for the Fund is provided as an indicator as to how the Fund will be managed and is not intended to be viewed as an indicator of likely performance returns to investors in the Fund. Any targeted return information is based upon projections, estimates and assumptions that a potential investment will yield a return equal to or greater than the target. Accordingly, there can be no assurance that the Fund’s projections, estimates or assumptions will be realized or that the Adviser will be successful in finding investment opportunities that meet these anticipated return parameters.
Debt Instruments Generally. The Fund will invest in debt and credit-related instruments. Such debt may be unsecured and structurally or contractually subordinated to substantial amounts of senior indebtedness, all or a significant portion of which may be secured. Moreover, such debt investments may not be protected by financial covenants or limitations upon additional indebtedness and there is no minimum credit rating for such debt investments. Other factors may materially and adversely affect the market price and yield of such debt investments, including investor demand, changes in the financial condition of the applicable issuer, government fiscal policy and domestic or worldwide economic conditions. Certain debt instruments in which the Fund may invest may have speculative characteristics.
Generally, speculative investment securities offer a higher return potential than higher-rated securities, but involve greater volatility of price and greater risk of loss of income and principal. The issuers of such instruments (including sovereign issuers) may face significant ongoing uncertainties and exposure to adverse conditions that may undermine the issuer’s ability to make timely payment of interest and principal. Such instruments are regarded as predominantly speculative with respect to the issuer’s capacity to pay interest and repay principal in accordance with the terms of the obligations and involve major risk exposure to adverse conditions. In addition, an economic recession could severely disrupt the market for most of these instruments and may have an adverse impact on the value of such instruments. It also is likely that any such economic downturn could adversely affect the ability of the issuers of such instruments to repay principal and pay interest thereon and increase the incidence of default for such instruments.
Loans Risk. The loans that the Fund may invest in include loans that are first lien, second lien or that are unsecured. In addition, the loans the Fund will invest in will usually be rated below investment grade or may also be unrated (known as “junk” loans). Loans are subject to a number of risks described elsewhere in this prospectus, including credit risk, liquidity risk, below investment grade instruments risk and management risk.
Although certain loans in which the Fund may invest will be secured by collateral, there can be no assurance that such collateral could be readily liquidated or that the liquidation of such collateral would satisfy the borrower’s obligation in the event of non-payment of scheduled interest or principal. In the event of the bankruptcy or insolvency of a borrower, the Fund could experience delays or limitations with respect to its ability to realize the benefits of the collateral securing a loan. In the event of a decline in the value of the already pledged collateral, if the terms of a loan do not require the borrower to pledge additional collateral, the Fund will be exposed to the risk that the value of the collateral will not at all times equal or exceed the amount of the borrower’s obligations under the loans. To the extent that a loan is collateralized by stock in the borrower or its subsidiaries, such stock may lose some or all of its value in the event of the bankruptcy or insolvency of the borrower. Those loans that are under-collateralized involve a greater risk of loss.
Further, there is a risk that any collateral pledged by portfolio companies in which the Fund has taken a security interest may decrease in value over time or lose its entire value, may be difficult to sell in a timely manner, may be difficult to appraise and may fluctuate in value based upon the success of the business and market conditions, including as a result of the inability of the portfolio company to raise additional capital. To the extent the Fund’s debt investment is collateralized by the securities of a portfolio company’s subsidiaries, such securities may lose some or all of their value in the event of the bankruptcy or insolvency of the portfolio company. Also, in some circumstances, the Fund’s security interest may be contractually or structurally subordinated to claims of other creditors. In addition, deterioration in a portfolio company’s financial condition and prospects, including its inability to raise additional capital, may be accompanied by deterioration in the value of the collateral for the debt. Secured debt that is under-collateralized involves a greater risk of loss. In addition, second lien debt is granted a second priority security interest in collateral, which means that any realization of collateral will generally be applied to pay senior secured debt in full before second lien debt is paid. Consequently, the fact that debt is secured does not guarantee that the Fund will receive principal and interest payments according to the debt’s terms, or at all, or that the Fund will be able to collect on the debt should it be forced to enforce remedies.
Loans are not registered with the SEC, or any state securities commission, and are not listed on any national securities exchange. There is less readily available or reliable information about most loans than is the case for many other types of securities, including securities issued in transactions registered under the Securities Act or registered under the Exchange Act. No active trading market may exist for some loans, and some loans may be subject to restrictions on resale. A secondary market may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods, which may impair the ability to realize full value and thus cause a material decline in the Fund’s NAV. In addition, the Fund may not be able to readily dispose of its loans at prices that approximate those at which the Fund could sell such loans if they were more widely-traded and, as a result of such illiquidity, the Fund may have to sell other investments or engage in borrowing transactions if necessary to raise cash to meet its obligations. During periods of limited supply and liquidity of loans, the Fund’s yield may be lower.
Some loans are subject to the risk that a court, pursuant to fraudulent conveyance or other similar laws, could subordinate the loans to presently existing or future indebtedness of the borrower or take other action detrimental to lenders, including the Fund. Such court action could under certain circumstances include invalidation of loans.
If legislation or state or federal regulations impose additional requirements or restrictions on the ability of financial institutions to make loans, the availability of loans for investment by the Fund may be adversely affected. In addition, such requirements or restrictions could reduce or eliminate sources of financing for certain borrowers. This would increase the risk of default.
If legislation or federal or state regulations require financial institutions to increase their capital requirements this may cause financial institutions to dispose of loans that are considered highly levered transactions. Such sales could result in prices that, in the opinion of the Adviser, do not represent fair value. If the Fund attempts to sell a loan at a time when a financial institution is engaging in such a sale, the price the Fund could get for the loan may be adversely affected.
The Fund may acquire loans through assignments or participations. The Fund will typically acquire loans through assignment. The purchaser of an assignment typically succeeds to all the rights and obligations of the assigning institution and becomes a lender under the credit agreement with respect to the debt obligation; however, the purchaser’s rights can be more restricted than those of the assigning institution, and the Fund may not be able to unilaterally enforce all rights and remedies under the loan and with regard to any associated collateral.
A participation typically results in a contractual relationship only with the institution selling the participation interest, not with the borrower. Sellers of participations typically include banks, broker-dealers, other financial institutions and lending institutions. Certain participation agreements also include the option to convert the participation to a full assignment under agreed upon circumstances.

In purchasing participations, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement against the borrower, and the Fund may not directly benefit from the collateral supporting the debt obligation in which it has purchased the participation. As a result, the Fund will be exposed to the credit risk of both the borrower and the institution selling the participation. Further, in purchasing participations in lending syndicates, the Fund will not be able to conduct the due diligence on the borrower or the quality of the loan with respect to which it is buying a participation that the Fund would otherwise conduct if it were investing directly in the loan, which may result in the Fund being exposed to greater credit or fraud risk with respect to the borrower or the loan than the Fund expected when initially purchasing the participation.
The Fund also may originate loans or acquire loans by participating in the initial issuance of the loan as part of a syndicate of banks and financial institutions, or receive its interest in a loan directly from the borrower.
Loan Origination. The Adviser will originate loans on behalf of the Fund. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies, particularly companies experiencing significant business and financial difficulties, is high. There can be no assurance that the Adviser and the Fund will correctly evaluate the value of the assets collateralizing these loans or the prospects for successful repayment or a successful reorganization or similar action.
In accordance with TPG Angelo Gordon’s co-investment exemptive order, the Fund’s ability to acquire loans could be dependent on the existence and performance of TPG Angelo Gordon’s origination platform, which includes other funds managed by TPG Angelo Gordon and enables TPG Angelo Gordon to commit in size to multiple deals. Therefore, a decrease in TPG Angelo Gordon’s origination platform or its inability to acquire investments suitable for the Fund could reduce or possibly eliminate the ability of the Fund to participate in certain loans within the Fund’s investment objective and would have a material adverse effect on the Fund’s performance. Other TPG Angelo Gordon funds could be subject to certain restrictions on the types of investments they can make, and such restrictions may in effect limit the types of investments the Fund could make to the extent that the Fund is dependent on TPG Angelo Gordon’s origination platform.
Loan origination involves a number of particular risks that may not exist in the case of secondary debt purchases. TPG Angelo Gordon may have to rely more on its own resources to conduct due diligence of the borrower, and such borrower may in some circumstances present a higher credit risk and/or could not obtain debt financing in the syndicated markets. As a result, the diligence is likely to be more limited than the diligence conducted for a broadly syndicated transaction involving an underwriter. Loan origination may also involve additional regulatory risks given licensing requirements for certain types of lending in some jurisdictions, and the scope of these regulatory requirements (and certain permitted exemptions) may vary from jurisdiction to jurisdiction and may change from time to time. In addition, in originating loans, the Fund will compete with a broad spectrum of lenders, some of which may have greater financial resources than the Fund, and some of which may be willing to lend money on better terms (from a borrower’s standpoint) than the Fund. Increased competition for, or a diminution in the available supply of, qualifying loans may result in lower yields on such loans, which could reduce returns to the Fund. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies, particularly companies experiencing significant business and financial difficulties is unusually high. There is no assurance that the Adviser will correctly evaluate the value of the assets collateralizing these loans or the prospects for successful repayment or a successful reorganization or similar action.
Given that the Fund intends to engage in originating, lending and/or servicing loans, the Fund may therefore also be subject to state and federal regulation, borrower disclosure requirements, limits on fees and interest rates on some loans, state lender licensing requirements and other regulatory requirements in the conduct of its business as they pertain to such transactions. The Fund may also be subject to consumer disclosures and substantive requirements on consumer loan terms and other federal regulatory requirements applicable to consumer lending that are administered by the Consumer Financial Protection Bureau and other applicable regulatory authorities. These state and federal regulatory programs are designed to protect borrowers.
Senior Loans. The investment objective of the Fund includes investing in senior secured loans. As such, the assets of the Fund may include first lien senior secured debt and may also include selected second lien senior secured debt, the latter of which involves a higher degree of risk of a loss of capital.
The factors affecting an issuer’s first and second lien loans, and its overall capital structure, are complex. Some first lien loans may not necessarily have priority over all other unsecured debt of an issuer. For example, some first lien loans may permit other secured obligations (such as overdrafts, swaps or other derivatives made available by members of the syndicate to the company), or involve first liens only on specified assets of an issuer (e.g., excluding real estate). Issuers of first lien loans may have multiple tranches of first lien debt outstanding, each with first liens on separate collateral, or may share first liens on the same collateral. Furthermore, liens with respect to primarily U.S. financings generally only cover U.S. assets, and non-U.S. assets are not included (other than, for example, where a borrower pledges a portion of the stock of first-tier non-U.S. subsidiaries). In the event of Chapter 11 filing by an issuer, the U.S. Bankruptcy Code authorizes the issuer to use a creditor’s collateral and to obtain additional credit by grant of a prior lien on its property, senior even to liens that were first in priority prior to the filing, as long as the issuer provides what the presiding bankruptcy judge considers to be “adequate protection,” which may, but need not always, consist of the grant of replacement or additional liens or the making of cash payments to the affected secured creditor. The imposition of prior liens on the Fund’s collateral would adversely affect the priority of the liens and claims held by the Fund and could adversely affect the Fund’s recovery on its leveraged loans.
Any secured debt is secured only to the extent of its lien and only to the extent of the value of underlying assets or incremental proceeds on already secured assets. Moreover, underlying assets are subject to credit, liquidity, and interest rate risk. Although the amount and characteristics of the underlying assets selected as collateral may allow the Fund to withstand certain assumed deficiencies in payments occasioned by the borrower’s default, if any deficiencies exceed such assumed levels or if underlying assets are sold, it is possible that the proceeds of such sale or disposition will not be sufficient to satisfy the amount of principal and interest owing to the Fund in respect of its investment.
Senior secured credit facilities are generally syndicated to a number of different financial market participants. The documentation governing such facilities typically requires either a majority consent or, in certain cases, unanimous approval for certain actions in respect of the credit, such as waivers, amendments, or the exercise of remedies. In addition, voting to accept or reject the terms of a restructuring of a credit pursuant to a Chapter 11 plan of reorganization is done on a class basis. As a result of these voting regimes, the Fund may not have the ability to control any decision in respect of any amendment, waiver, exercise of remedies, restructuring or reorganization of debts owed to the Fund.
Senior secured loans are also subject to other risks, including:

(i)    the possible invalidation of a debt or lien as a “fraudulent conveyance”;
(ii)    the recovery as a “preference” of liens perfected or payments made on account of a debt in the 90 days before a bankruptcy filing;
(iii)    equitable subordination claims by other creditors;
(iv)    “lender liability” claims by the portfolio company of the obligations; and
(v)    environmental and/or other liabilities that may arise with respect to collateral securing the obligations.
Decisions in bankruptcy cases have held that a secondary loan market assignee can be denied a recovery from the debtor in a bankruptcy if a prior holder of the loans either received and does not return a preference or fraudulent conveyance, or if such prior holder engaged in conduct that would qualify for equitable subordination.
The Fund’s investments may be subject to early redemption features, refinancing options, pre-payment options or similar provisions that, in each case, could result in the portfolio company repaying the principal on an obligation held by the Fund earlier than expected. As a consequence, the Fund’s ability to achieve its investment objective may be adversely affected.
These risks are magnified for stretch senior loans. Stretch senior loans are senior loans that have a greater loan-to-value ratio than traditional senior loans and typically carry a higher interest rate to compensate for the additional risk. Because stretch senior loans have a greater loan-to-value ratio, there is potentially less over-collateralization available to cover the entire principal of the stretch senior loan.
Equity Investments. We may make investments in common and other equity securities. Although common stock has historically generated higher average total returns than fixed income securities over the long term, common stock also has experienced significantly more volatility in those returns. The equity securities we acquire may fail to appreciate and may decline in value or become worthless, and our ability to recover our investment will depend on our portfolio company’s success. Investments in equity securities involve a number of significant risks. While there are many types of equity securities, prices of all equity securities will fluctuate. Any equity investment we make in a portfolio company could be subject to further dilution as a result of the issuance of additional equity interests and to serious risks as a junior security that will be subordinate to all indebtedness (including trade creditors) or other senior securities in the event that the issuer is unable to meet its obligations or becomes subject to a bankruptcy process. To the extent that the portfolio company requires additional capital and is unable to obtain it, we may not recover our investment. In some cases, equity securities in which we invest will not pay current dividends, and our ability to realize a return on our investment, as well as to recover our investment, will be dependent on the success of the portfolio company.
We may invest, to the extent permitted by law, in the equity securities of investment funds that are operating pursuant to the exceptions set forth in Section 3(c)(1) or Section 3(c)(7) of the 1940 Act and, to the extent we so invest, will bear our ratable share of any such company’s expenses, including management and performance fees. We will also remain obligated to pay the management fee and incentive fee to the Adviser with respect to the assets invested in the securities and instruments of such companies. With respect to each of these investments, each of our common shareholders will bear his or her share of the management fee and incentive fee due to the Adviser as well as indirectly bearing the management and performance fees and other expenses of any such investment funds or advisers.
Preferred Securities. Investments in preferred securities involve certain risks. Certain preferred securities contain provisions that allow an issuer under certain conditions to skip or defer distributions. If the Fund owns a preferred security that is deferring its distribution, the Fund may be required to include the amount of the deferred distribution in its taxable income for tax purposes although it does not currently receive such amount in cash. In order to receive the special treatment accorded to RICs and their shareholders under the Code and to avoid U.S. federal income and/or excise taxes at the Fund level, the Fund may be required to distribute this income to shareholders in the tax year in which the income is recognized (without a corresponding receipt of cash). Therefore, the Fund may be required to pay out as an income distribution in any such tax year an amount greater than the total amount of cash income the Fund actually received, and to sell portfolio securities, including at potentially disadvantageous times or prices, to obtain cash needed for these income distributions. Preferred securities often are subject to legal provisions that allow for redemption in the event of certain tax or legal changes or at the issuer’s call. In the event of redemption, the Fund may not be able to reinvest the proceeds at comparable rates of return. Preferred securities are subordinated to bonds and other debt securities in an issuer’s capital structure in terms of priority for corporate income and liquidation payments, and therefore will be subject to greater credit risk than those debt securities. Preferred securities may trade less frequently and in a more limited volume and may be subject to more abrupt or erratic price movements than many other securities, such as common stocks, corporate debt securities and U.S. government securities.

Non-U.S. Securities. We may invest in non-U.S. securities, which may include securities denominated in U.S. dollars or in non-U.S. currencies, to the extent permitted by the 1940 Act. Because evidence of ownership of such securities usually is held outside the United States, we would be subject to additional risks if we invested in non-U.S. securities, which include possible adverse political and economic developments, seizure or nationalization of foreign deposits and adoption of governmental restrictions, which might adversely affect or restrict the payment of principal and interest on the non-U.S. securities to shareholders located outside the country of the issuer, whether from currency blockage or otherwise. Because non-U.S. securities may be purchased with and payable in foreign currencies, the value of these assets as measured in U.S. dollars may be affected unfavorably by changes in currency rates and exchange control regulations.
Subordinated Debt. Our subordinated debt investments will generally rank junior in priority of payment to senior debt and will generally be unsecured. This may result in a heightened level of risk and volatility or a loss of principal, which could lead to the loss of the entire investment. These investments may involve additional risks that could adversely affect our investment returns. To the extent interest payments associated with such debt are deferred, such debt may be subject to greater fluctuations in valuations, and such debt could subject us and our shareholders to non-cash income. Because we will not receive any principal repayments prior to the maturity of some of our subordinated debt investments, such investments will be of greater risk than amortizing loans.
Below Investment Grade Risk. In addition, we intend to invest in securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid. The major risks of below investment grade securities include:
•    Below investment grade securities may be issued by less creditworthy issuers. Issuers of below investment grade securities may have a larger amount of outstanding debt relative to their assets than issuers of investment grade securities. In the event of an issuer’s bankruptcy, claims of other creditors may have priority over the claims of holders of below investment grade securities, leaving few or no assets available to repay holders of below investment grade securities.
•    Prices of below investment grade securities are subject to extreme price fluctuations. Adverse changes in an issuer’s industry and general economic conditions may have a greater impact on the prices of below investment grade securities than on other higher-rated fixed-income securities.
•    Issuers of below investment grade securities may be unable to meet their interest or principal payment obligations because of an economic downturn, specific issuer developments or the unavailability of additional financing.
•    Below investment grade securities frequently have redemption features that permit an issuer to repurchase the security from us before it matures. If the issuer redeems below investment grade securities, we may have to invest the proceeds in securities with lower yields and may lose income.

•    Below investment grade securities may be less liquid than higher-rated fixed-income securities, even under normal economic conditions. There are fewer dealers in the below investment grade securities market, and there may be significant differences in the prices quoted by the dealers. Judgment may play a greater role in valuing these securities and we may be unable to sell these securities at an advantageous time or price.
•    We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting issuer.
The credit rating of a high-yield security does not necessarily address its market value risk. Ratings and market value may change from time to time, positively or negatively, to reflect new developments regarding the issuer.
Junior, Unsecured Securities. Our strategy may entail acquiring securities that are junior or unsecured instruments. While this approach can facilitate obtaining control and then adding value through active management, it also means that certain of the Fund’s investments may be unsecured. If a portfolio company becomes financially distressed or insolvent and does not successfully reorganize, we will have no assurance (compared to those distressed securities investors that acquire only fully collateralized positions) that we will recover any of the principal that we have invested. Similarly, investments in “last out” pieces of unitranche loans will be similar to second lien loans in that such investments will be junior in priority to the “first out” piece of the same unitranche loan with respect to payment of principal, interest and other amounts. Consequently, the fact that debt is secured does not guarantee that we will receive principal and interest payments according to the debt’s terms, or at all, or that we will be able to collect on the debt should it be forced to enforce its remedies.
While such junior or unsecured investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking more senior to such investments and may benefit from cross-default provisions and security over the issuer’s assets, some or all of such terms may not be part of particular investments. Moreover, our ability to influence an issuer’s affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, senior creditors are able to block the acceleration of the junior debt or the exercise by junior debt holders of other rights they may have as creditors. Accordingly, we may not be able to take steps to protect investments in a timely manner or at all, and there can be no assurance that our rate of return objectives or any particular investment will be achieved. In addition, the debt securities in which we will invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and are not expected to be rated by a credit rating agency.
Early repayments of our investments may have a material adverse effect on our investment objectives. In addition, depending on fluctuations of the equity markets and other factors, warrants and other equity investments may become worthless.

There can be no assurance that attempts to provide downside protection through contractual or structural terms with respect to our investments will achieve their desired effect and potential investors should regard an investment in us as being speculative and having a high degree of risk. Furthermore, we have limited flexibility to negotiate terms when purchasing newly issued investments in connection with a syndication of mezzanine or certain other junior or subordinated investments or in the secondary market.
“Covenant-lite” Obligations. We may invest in, or obtain exposure to, obligations that may be “covenant-lite,” which means such obligations lack certain financial maintenance covenants. While these loans may still contain other collateral protections, a covenant-lite loan may carry more risk than a covenant-heavy loan made by the same borrower, as it does not require the borrower to provide affirmation that certain specific financial tests have been satisfied on a routine basis as is required under a covenant-heavy loan agreement. Should a loan we hold begin to deteriorate in quality, our ability to negotiate with the borrower may be delayed under a covenant-lite loan compared to a loan with full maintenance covenants. This may in turn delay our ability to seek to recover its investment.
Bridge Financings. From time to time, we may lend to portfolio companies on a short-term, unsecured basis or otherwise invest on an interim basis in portfolio companies in anticipation of a future issuance of equity or long-term debt securities or other refinancing or syndication. Such bridge loans would typically be convertible into a more permanent, long-term security; however, for reasons not always in the Fund’s control, such long-term securities issuance or other refinancing or syndication may not occur and such bridge loans and interim investments may remain outstanding. In such event, the interest rate on such loans or the terms of such interim investments may not adequately reflect the risk associated with the position taken by the Fund.
Distressed Investments; Restructurings. The Fund may make investments in companies that subsequently become distressed (e.g., defaulted, out-of-favor or distressed bank loans and debt securities). Certain of the Fund’s investments may, therefore, include specific investments in companies that become highly leveraged with significant burdens on cash flow, and, therefore, involve a high degree of financial risk. Portfolio companies may be facing liquidity challenges due to debt maturities, covenant violations, cyclical challenges or imminent bankruptcy, or they need financing in order to exit bankruptcy. The Fund’s investments may be considered speculative and subject to a high degree of risk, and the ability of the relevant portfolio companies to pay their debts on schedule could be adversely affected by interest rate movements, changes in the general economic climate or the economic factors affecting a particular industry, or specific developments within such companies. Investments in companies operating in workout or bankruptcy modes also present additional legal risks, including fraudulent conveyance, voidable preference and equitable subordination risks. The level of analytical sophistication, both financial and legal, necessary for successful investment in companies experiencing significant business and financial difficulties is unusually high. There is no assurance that the Adviser will correctly evaluate the value of the assets collateralizing the Fund’s loans or the prospects for a successful reorganization or similar action.
Distressed/Defaulted Securities. The Fund may invest in the securities of companies that subsequently become involved in bankruptcy proceedings, reorganizations or financial restructurings, and that may face pending covenant violations or significant debt maturities. In such a case, the Fund may have a more active participation in the affairs of such portfolio companies than is generally assumed by an investor. Such investments could, in certain circumstances, subject the Fund to certain additional potential liabilities, which may exceed the value of the Fund’s original investment therein. For example, under certain circumstances, a lender who has inappropriately exercised control over the management and policies of a debtor may have its claims subordinated or disallowed or may be found liable for damages suffered by parties as a result of such actions. Furthermore, such investments could also subject the Fund to litigation risks or prevent the Fund from disposing of securities. In any reorganization or liquidation proceeding relating to a portfolio company or an investment, the Fund may lose its entire investment, may be required to accept cash or securities with a value less than the Fund’s original investment and/or may be required to accept payment over an extended period of time. In addition, under certain circumstances, payments to the Fund and the related distributions by the Fund to the shareholders may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance, preferential payment, or similar transaction under applicable bankruptcy and insolvency laws. As more fully discussed below, in a bankruptcy or other proceeding, the Fund as a creditor may be unable to enforce its rights in any collateral or may have its security interest in any collateral challenged or disallowed, and its claims may be subordinated to the claims of other creditors.
The market for distressed securities is expected to be less liquid than the market for securities of companies that are not distressed. A substantial length of time may be required to liquidate investments in securities that become distressed. Furthermore, at times, a major portion of an issue of distressed securities may be held by relatively few investors, and the market may be limited to a narrow range of potential counterparties, such as other financial institutions. Under adverse market or economic conditions or in the event of adverse changes in the financial condition of the portfolio companies, the Fund may find it more difficult to sell such securities when the Adviser believes it advisable to do so or may only be able to sell such securities at a loss. The Fund may also find it more difficult to determine the fair market value of distressed securities for the purpose of computing the Fund’s net asset value. In some cases, the Fund may be prohibited by contract from selling investments for a period of time.
Non-Performing Debt. Certain debt instruments that the Fund may invest in may be or become nonperforming and possibly in default. The obligor or relevant guarantor may also be in or enter bankruptcy or liquidation. There can be no assurance as to the amount and timing of payments, if any, with respect to any such debt instruments.
Loans may become non-performing for a variety of reasons and borrowers on loans constituting the Fund’s assets may seek the protection afforded by bankruptcy, insolvency and other debtor relief laws. Upon a bankruptcy filing in a U.S. Bankruptcy Court by an issuer of debt, the U.S. Bankruptcy Code imposes an automatic stay on payments of such issuer’s pre-petition debt. A stay on payments to be made on the assets of the Fund could adversely affect the value of those assets and the Fund itself. Other protections in such proceedings may include forgiveness of debt, the ability to create super-priority liens in favor of certain creditors of the debtor and certain well-defined claims procedures. Non-performing debt obligations may require substantial workout negotiations, restructuring or bankruptcy filings that may entail a substantial reduction in the interest rate, deferral of payments and/or a substantial write-down of the principal of a loan or conversion of some or all of the debt to equity. Insolvency laws may, in certain jurisdictions, result in a restructuring of the debt without the Fund’s consent under the “cramdown” provisions of applicable insolvency laws and may also result in a discharge of all or part of the debt without payment to the Fund. If a portfolio company were to file for Chapter 11 reorganization, the U.S. Bankruptcy Code authorizes the issuer to restructure the terms of repayment of a class of debt, even if the class fails to accept the restructuring, as long as the restructured terms are “fair and equitable” to the class and certain other conditions are met.
Such non-performing instruments or loans may also require a substantial amount of workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial writedown of principal. It is possible that the Fund may find it necessary or desirable to foreclose on collateral securing one or more loans purchased by the Fund. The foreclosure process varies jurisdiction by jurisdiction and can be lengthy and expensive. Borrowers often resist foreclosure actions, which often prolongs and complicates an already difficult and time-consuming process. In some states or other jurisdictions, foreclosure actions can take up to several years or more to conclude. During the foreclosure proceedings, a borrower may have the ability to file for bankruptcy, potentially staying the foreclosure action and further delaying the foreclosure process. Foreclosure litigation tends to create a negative public image of the collateral assets and may result in disrupting ongoing management of the company. There can be no assurance as to the amount and timing of payments, if any, with respect to any such debt instruments.
Nature of Mezzanine Debt and Other Junior Unsecured Securities. The Fund’s strategy may include acquiring mezzanine debt, which generally will be unrated or have ratings or implied or imputed ratings below investment grade, as well as loans or securities that are junior, unsecured, equity or quasi-equity instruments. Mezzanine debt or securities are generally unsecured and/or subordinated to other obligations of the portfolio company, and tend to have greater credit and liquidity risk than that typically associated with investment grade corporate obligations. The risks associated with mezzanine debt or equity investments include a greater possibility that adverse changes in the financial condition of the obligor or in general economic conditions may adversely affect the obligor’s ability to pay principal and interest on its debt. Many obligors on mezzanine debt or equity investments are highly leveraged. As such, specific developments affecting such obligors, such as reduced cash flow from operations or the inability to refinance debt at maturity, may also adversely affect such obligors’ ability to meet debt service obligations. Mezzanine debt or equity instruments are often issued in connection with leveraged acquisitions or recapitalizations in which the portfolio companies incur a substantially higher amount of indebtedness than the level at which they had previously operated.
Default rates for mezzanine debt and other junior unsecured securities have historically been higher than such rates for investment grade securities. If the Fund makes an investment that is not secured by collateral and if the portfolio company in question does not successfully reorganize, the Fund will have no assurance (as compared to those distressed securities investors that acquire only fully collateralized positions) that it will recover any of the principal that it has invested. While junior, unsecured, equity or quasi-equity investments may benefit from the same or similar financial and other covenants as those enjoyed by the indebtedness ranking more senior to such investments and may benefit from cross-default provisions and security over the portfolio company’s assets, some or all of such terms may not be part of the particular investments. Moreover, the ability of the Fund to influence a portfolio company’s affairs, especially during periods of financial distress or following insolvency, is likely to be substantially less than that of senior creditors. For example, under typical subordination terms, senior creditors are able to block the acceleration of the junior debt or the exercise by junior debt holders of other rights they may have as creditors. Accordingly, the Fund may not be able to take steps to protect its investments in a timely manner or at all and there can be no assurance that the return objectives of the Fund or any particular investment will be achieved. In addition, the debt securities in which the Fund may invest may not be protected by financial covenants or limitations upon additional indebtedness, may have limited liquidity and are not expected to be rated by a credit rating agency.
Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different portfolio company within a particular period of time at a specified price or formula. A convertible security entitles its holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock, in each case, until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.
The value of a convertible security is a function of its “investment value” (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its “conversion value” (the security’s worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the portfolio company and other factors may also have an effect on the convertible security’s investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security. Generally, the amount of the premium decreases as the convertible security approaches maturity.

A convertible security may be subject to redemption at the option of the portfolio company at a price established in the convertible security’s governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the portfolio company to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund’s ability to achieve its investment objective.
Price declines in the medium-sized U.S. corporate debt market may adversely affect the fair value of our portfolio, reducing our NAV through increased net unrealized depreciation.
Conditions in the medium-sized U.S. corporate debt market may deteriorate, as seen during the financial crisis related to the COVID-19 pandemic, which may cause pricing levels to similarly decline or be volatile. As a result, our NAV could decline through an increase in unrealized depreciation and incurrence of realized losses in connection with the sale of our investments, which could have a material adverse impact on our business, financial condition and results of operations.
Our portfolio companies may incur debt that ranks equally with, or senior to, our investments in such companies.
Our portfolio companies may have, or may be permitted to incur, other debt that ranks equally with, or senior to, the debt in which we invest. By their terms, such debt instruments may entitle the holders to receive payment of interest or principal on or before the dates on which we are entitled to receive payments with respect to the debt instruments in which we invest. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of debt instruments ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any proceeds. After repaying such senior creditors, such portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debt ranking equally with debt instruments in which we invest, we would have to share on an equal basis any distributions with other creditors holding such debt in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company and our portfolio company may not have sufficient assets to pay all equally ranking credit even if we hold senior, first-lien debt.
There could be circumstances in which the Fund may not be able to control the modification, waiver or amendment of the terms and conditions of a loan agreement if a sufficient number of the other lenders act contrary to the Fund’s preferences.
The terms and conditions of loan agreements and related assignments may be amended, modified or waived only by the agreement of the lenders. Generally, any such agreement must include a majority or a supermajority (measured by outstanding loans or commitments) or, in certain circumstances, a unanimous vote of the lenders. The Fund and the Adviser would be expected to have the authority to negotiate any amendments or modifications to the applicable agreements related to our loan investments, but even where they do not have any such authority, they may have the authority to give or withhold consent to amendments or modifications initiated and negotiated by portfolio companies or other lenders. Consequently, there could be circumstances in which the Fund may not be able to control the modification, waiver or amendment of the terms and conditions of a loan agreement if a sufficient number of the other lenders act contrary to the Fund’s preferences. If the Fund invests or holds an investment through participation interests or derivative securities rather than directly, it is possible that the Fund may not be entitled to vote on any such adjustment of terms of such agreements.
The exercise of remedies may also be subject to the vote of a specified percentage of the lenders thereunder. The Adviser will have the authority to cause the Fund to consent to certain amendments, waivers or modifications to the investments requested by obligors or the lead agents for loan syndication agreements. The Fund may, in accordance with its investment objectives and policies, extend or defer the maturity, adjust the outstanding balance of any investment, reduce or forgive interest or fees, release material collateral or guarantees, or otherwise amend, modify or waive the terms of any related loan agreement, including the payment terms thereunder. The Fund will make such determinations in accordance with its investment objectives and policies. Any amendment, waiver or modification of an investment could adversely impact the Fund’s investment returns.
There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.
If one of our portfolio companies were to file for bankruptcy, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt investment and subordinate all or a portion of our claim to that of other creditors. We may also be subject to lender liability claims for actions taken by us with respect to a borrower’s business or instances where we exercise control over the borrower.
In recent years, a number of judicial decisions in the United States have upheld the right of borrowers to sue lending institutions on the basis of various evolving legal theories (collectively termed “lender liability”). Generally, lender liability is founded upon the premise that an institutional lender has violated a duty (whether implied or contractual) of good faith and fair dealing owed to a borrower or has assumed a degree of control over the borrower resulting in a creation of a fiduciary duty owed to the borrower or its other creditors or shareholders. Because of the nature of certain of the Fund’s investments, the Fund could be subject to allegations of lender liability.
In addition, under common law principles that in some cases form the basis for lender liability claims, if a lender or bondholder:
(i)    intentionally takes an action that results in the undercapitalization of a borrower to the detriment of other creditors of such borrower,

(ii)    engages in other inequitable conduct to the detriment of such other creditors,
(iii)    engages in fraud with respect to, or makes misrepresentations to, such other creditors, or
(iv)    uses its influence as a stockholder to dominate or control a borrower to the detriment of other creditors of such borrower, a court may elect to subordinate the claim of the offending lender or bondholder to the claims of the disadvantaged creditor or creditors, a remedy called “equitable subordination.”
The Fund does not intend to engage in conduct that would form the basis for a successful cause of action based upon the equitable subordination doctrine. However, because of the nature of certain of the Fund’s investments, the Fund may be subject to claims from creditors of an obligor that debt obligations of which are held by the Fund should be equitably subordinated.
The preceding discussion regarding lender liability is based upon principles of U.S. federal and state laws. With respect to the Fund’s investments outside the United States, the laws of certain non-U.S. jurisdictions may also impose liability upon lenders or bondholders under factual circumstances similar to those described above, with consequences that may or may not be analogous to those described above under U.S. federal and state laws.
We generally will not control our portfolio companies and, due to the illiquid nature of our holdings in our portfolio companies, we may not be able to dispose of our interests in our portfolio companies.
We do not expect to control most of our portfolio companies, even though we may have board representation or board observation rights, and our debt agreements with such portfolio companies may contain certain restrictive covenants. As a result, we are subject to the risk that a portfolio company in which we invest may make business decisions with which we disagree and the management of such company, as representatives of the holders of the portfolio company’s common equity, may take risks or otherwise act in ways that do not serve our interests as debt investors. Due to the lack of liquidity for our investments, we may not be able to dispose of our interests in portfolio companies as readily as we would like or at an appropriate valuation. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.
We will be exposed to risks associated with changes in interest rates.
General interest rate fluctuations may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our ability to achieve our investment objective and the targeted rate of return on invested capital. Because we may borrow money to make investments, our net investment income will depend, in part, upon the difference between the rate at which we may borrow funds and the rate at which we may invest these funds. As a result, there can be no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income.
Our debt investments may be based on floating interest rates, such as SOFR, the Euro Interbank Offered Rate (“EURIBOR”), the Federal Funds Rate or the Prime Rate, that reset on a periodic basis, and that many of our investments will be subject to interest rate floors. A reduction in the interest rates on new investments relative to interest rates on current investments could have an adverse impact on our net investment income, which also could be negatively impacted by our borrowers making prepayments on their loans. On the other hand, an increase in interest rates could increase the interest repayment obligations of our borrowers and result in challenges to their financial performance and ability to repay their obligations. In addition, our cost of funds likely will increase because the interest rates on the majority of amounts we may borrow are likely to be floating, which could reduce our net investment income to the extent any debt investments have fixed interest rates, and the interest rate on investments with an interest rate floor will not increase until interest rates exceed the applicable floor.
Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed-rate securities that have longer maturities. Moreover, an increase in interest rates available to investors could make investment in our Common Shares less attractive if we are not able to increase our dividend rate, which could reduce the value of our Common Shares. Federal Reserve policy, including with respect to certain interest rates and the decision to end its quantitative easing policy, may also adversely affect the value, volatility and liquidity of dividend- and interest-paying securities. Market volatility, elevated interest rates and/or a return to unfavorable economic conditions could adversely affect our business.
We may enter into certain hedging transactions, such as interest rate swap agreements, in an effort to mitigate our exposure to adverse fluctuations in interest rates and we may increase our floating rate investments to position the portfolio for rate increases. However, we cannot assure you that such transactions will be successful in mitigating our exposure to interest rate risk or if we will enter into such interest rate hedges. Hedging transactions may also limit our ability to participate in the benefits of lower interest rates with respect to our portfolio investments. See “Risk Factors—Risks Related to Our Investments—We may acquire various financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.”
While we typically expect our investments to have maturities between three and six years, we do not have a policy governing the maturities of our investments. This means that, if the maturities of our investments vary from our general expectation, we may be subject to greater risk (other things being equal) than a fund invested solely in shorter-term securities. A decline in the prices of the debt we own could adversely affect our net asset value.
To the extent that we make floating rate debt investments, a rise in the general level of interest rates would lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates may result in an increase in the amount of the incentive fee payable to the Adviser.

Any inaccuracy, incompleteness or breach of covenants by a portfolio company may adversely affect the valuation of the collateral underlying the loans or the ability of the lenders to perfect or effectuate a lien on the collateral securing the loan or the Fund’s ability to otherwise realize on or avoid losses in respect of the investment.
The Fund will seek to make or acquire portfolio investments having structural, covenant and other contractual terms providing adequate downside protection, but there can be no assurance that such attempts to provide downside protection with respect to its investments will achieve their desired effect, and, accordingly, potential investors should regard an investment in the Fund as being speculative and having a high degree of risk. For example, there is the possibility, in making or acquiring a loan or other investment, of material misrepresentation or omission on the part of the portfolio investment seller, the portfolio company, a borrower or other credit support providers, or breach of covenant by any such parties. Such inaccuracy or incompleteness or breach of covenants may adversely affect the valuation of the collateral underlying the loans or the ability of the lenders or the Fund to perfect or effectuate a lien on the collateral securing the loan or the Fund’s ability to otherwise realize on or avoid losses in respect of the investment. The Fund will rely upon the accuracy and completeness of representations made by any such parties to the extent reasonable, but cannot guarantee such accuracy or completeness. Under certain circumstances, payments to the Fund may be reclaimed if any such payment or distribution is later determined to have been a fraudulent conveyance or a preferential payment.
Second priority liens on collateral securing debt investments that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.
Certain debt investments that we make to portfolio companies may be secured on a second priority basis by the same collateral securing first priority debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of, and be entitled to receive proceeds from, any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the debt obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the debt obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.
The rights we may have with respect to the collateral securing the debt investments we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken in respect of the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.
We may also make unsecured debt investments in portfolio companies, meaning that such investments will not benefit from any interest in collateral of such companies. Liens on such portfolio companies’ collateral, if any, will secure the portfolio company’s obligations under its outstanding secured debt and may secure certain future debt that is permitted to be incurred by the portfolio company under its secured debt agreements. The holders of obligations secured by such liens will generally control the liquidation of, and be entitled to receive proceeds from, any realization of such collateral to repay their obligations in full before we are so entitled. In addition, the value of such collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from sales of such collateral would be sufficient to satisfy its unsecured debt obligations after payment in full of all secured debt obligations. If such proceeds were not sufficient to repay the outstanding secured debt obligations, then its unsecured claims would rank equally with the unpaid portion of such secured creditors’ claims against the portfolio company’s remaining assets, if any.
The portfolio investments in which the Fund invests and TPG Angelo Gordon’s portfolio companies will be subject to various laws for the protection of creditors in the jurisdictions of the portfolio companies concerned.
Differences in law may adversely affect the rights of the Fund as a lender with respect to other creditors. Additionally, the Fund, as a creditor, may experience less favorable treatment under different insolvency regimes than those that apply in the United States, including in cases where the Fund seeks to enforce any security it may hold as a creditor.
Limited amortization requirements may extend the expected weighted average life of the investment.
The Fund may invest in loans that have limited mandatory amortization requirements. While these loans may obligate a portfolio company to repay the loan out of asset sale proceeds or with annual excess cash flow, repayment requirements may be subject to substantial limitations that would allow a portfolio company to retain such asset sale proceeds or cash flow, thereby extending the expected weighted average life of the investment. In addition, a low level of amortization of any debt over the life of the investment may increase the risk that the portfolio company will not be able to repay or refinance the loans held by the Fund when it matures.

Economic recessions or downturns could impair our portfolio companies and adversely affect our operating results.
The current macroeconomic environment is characterized by labor shortages, high interest rates, persistent inflation, foreign currency exchange volatility, volatility in global capital markets and growing recession risk. The risks associated with our and our portfolio companies’ businesses are more severe during periods of economic slowdown or recession.
The companies in which we intend to invest may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Recent inflationary pressure and elevated interest rates have and may continue to disrupt economic markets. In the past, instability in the global capital markets resulted in disruptions in liquidity in the debt capital markets, significant write-offs in the financial services sector, the re-pricing of credit risk in the broadly syndicated credit market and the failure of major domestic and international financial institutions. In particular, in past periods of instability, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. In addition, continued uncertainty between the United States and other countries, including China, with respect to trade policies, treaties, and tariffs, among other factors, has caused disruption in the global markets. In particular, the U.S. government has recently imposed, and may in the future increase, tariffs on certain foreign goods, including from China, such as steel and aluminum. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods. Such tariffs could further increase costs, decrease margins, reduce the competitiveness of products and services offered by current and future portfolio companies and adversely affect the revenues and profitability of portfolio companies whose businesses rely on goods imported from China or other jurisdictions where tariffs are imposed. There can be no assurance that market conditions will not worsen in the future.
In an economic downturn, we may have non-performing assets or non-performing assets are likely to increase, and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions may also decrease the value of any collateral securing our senior secured debt. A prolonged recession may further decrease the value of such collateral and result in losses of value in our portfolio and a decrease in our revenues, net income and NAV. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us on terms we deem acceptable. These events could prevent us from making or increasing investments and adversely affect our operating results.
Our ability to successfully implement the Fund’s strategy is dependent in part on the extent of market dislocation impacting the global credit markets.
Implementation of the Fund’s investment strategy will depend, in part, on the extent to which the global credit markets continue to experience disruption, liquidity shortages and financial instability. Prolonged disruption may prevent the Fund from advantageously realizing on or disposing of its investments. A further economic down-turn could adversely affect the financial resources and credit quality of the underlying portfolio companies of any debt instruments in which the Fund may invest and result in the inability of such borrowers to make principal and interest payments on, or refinance, outstanding debt when due. In the event of such defaults, the Fund may suffer a partial or total loss of capital invested in such companies, which would, in turn, have an adverse effect on the Fund’s returns. Any such defaults may have an adverse effect on the Fund’s investments. Such marketplace events also may restrict the ability of the Fund to sell or liquidate investments at favorable times or for favorable prices (although such marketplace events may not foreclose the Fund’s ability to hold such investments until maturity). Further, the Fund’s investment strategy may be impacted in part by changes in the conditions in the global financial markets generally and credit markets specifically. In the event of a further market deterioration, the value of the Fund’s investments may not appreciate as projected or may suffer a loss.
A covenant breach or other default by our portfolio companies may adversely affect our operating results.
A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, termination of its loans and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize a portfolio company’s ability to meet its obligations under the debt or equity securities that we hold. We may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting portfolio company. In addition, lenders in certain cases can be subject to lender liability claims for actions taken by them when they become too involved in the borrower’s business or exercise control over a borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we render significant managerial assistance to the borrower. Furthermore, if one of our portfolio companies were to file for bankruptcy protection, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to claims of other creditors, even though we may have structured our investment as senior secured debt. The likelihood of such a re-characterization would depend on the facts and circumstances, including the extent to which we provided managerial assistance to that portfolio company.
Our portfolio companies may be highly leveraged.
Some of our portfolio companies may be highly leveraged, which may have adverse consequences to these companies and to us as an investor. These companies may be subject to restrictive financial and operating covenants and the leverage may impair these companies’ ability to finance their future operations and capital needs. As a result, these companies’ flexibility to respond to changing business and economic conditions and to take advantage of business opportunities may be limited. Further, a leveraged company’s income and net assets will tend to increase or decrease at a greater rate than if borrowed money were not used.

Risks related to potential failure to make follow-on investments in our portfolio companies.
Following an initial investment in a portfolio company, we may make additional investments in that portfolio company as “follow-on” investments in order to, among other reasons:
•    increase or maintain in whole or in part our equity ownership percentage;
•    exercise warrants, options or convertible securities that were acquired in the original or subsequent financing; or
•    attempt to preserve or enhance the value of our investment.
We will have the discretion to make any follow-on investments, subject to the availability of capital resources, and we may elect not to make follow-on investments or otherwise lack sufficient funds to make such investments. The failure to make follow-on investments may, in some circumstances, jeopardize the continued viability of a portfolio company and our initial investment, or may result in a missed opportunity for us to increase our participation in a successful operation. Even if we have sufficient capital to make a desired follow-on investment, we may elect not to make a follow-on investment because we may not want to increase our concentration of risk, we prefer other investment opportunities or we are inhibited by compliance with BDC or RIC status requirements, including the maintenance of such statuses.
We may not realize gains from our equity investments.
Certain investments that we may make could include warrants or other equity securities. In addition, we may make direct equity investments in portfolio companies. Our goal is ultimately to realize gains upon our disposition of such equity interests. However, the equity interests we receive may not appreciate in value and, in fact, may decline in value. Accordingly, we may not be able to realize gains from our equity interests, and any gains that we do realize on the disposition of any equity interests may not be sufficient to offset any other losses we experience. We also may be unable to realize any value if a portfolio company does not have a liquidity event, such as a sale of the business, recapitalization or public offering, which would allow us to sell the underlying equity interests. We intend to seek puts or similar rights to give us the right to sell our equity securities back to the portfolio company issuer. We may be unable to exercise these put rights for the consideration provided in our investment documents if the issuer is in financial distress.
An investment strategy focused primarily on privately-held companies presents certain challenges, including, but not limited to, the lack of available information about these companies.
We invest primarily in privately-held companies, including making loans to such private companies. Investments in private companies pose significantly greater risks than investments in more established and/or public companies. First, private companies have reduced access to the capital markets, resulting in diminished capital resources and ability to withstand financial distress, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity. Second, the depth and breadth of experience of management in private companies tends to be less than that at public companies, which makes such companies more likely to depend on the management talents and efforts of a smaller group of persons and/or persons with less depth and breadth of experience. Therefore, the decisions made by such management teams and/or the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our investments and, in turn, on us. Third, the investments themselves tend to be less liquid. As such, we may have difficulty exiting an investment promptly or at a desired price prior to maturity or outside of a normal amortization schedule. As a result, the relative lack of liquidity and the potential diminished capital resources of our target portfolio companies may affect our investment returns. Fourth, little public information generally exists about private companies. Further, these companies may not have third-party debt ratings or audited financial statements. We must therefore rely on the ability of the Adviser to obtain adequate information through due diligence to evaluate the creditworthiness and potential returns from investing in these companies. The Adviser would typically assess an investment in a portfolio company based on the Adviser’s estimate of the portfolio company’s earnings and enterprise value, among other things, and these estimates may be based on limited information and may otherwise be inaccurate, causing the Adviser to make different investment decisions than it may have made with more complete information. These companies and their financial information will generally not be subject to the Sarbanes-Oxley Act and other rules that govern public companies. If we are unable to uncover all material information about these companies, due to a lack of available information or otherwise, we may not make a fully informed investment decision, and we may lose money on our investments.
Our investments in securities or assets of publicly-traded companies are subject to the risks inherent in investing in public securities.
We may invest a portion of our portfolio in publicly-traded assets. With such public securities investments, it is not expected that we will be able to negotiate additional financial covenants or other contractual rights, which we might otherwise be able to obtain in making privately negotiated investments. In addition, by investing in publicly-traded securities or assets, we will be subject to U.S. federal and state securities laws, as well as non-U.S. securities laws, that may, among other things, restrict or prohibit our ability to make or sell an investment. Moreover, we may not have the same access to information in connection with investments in public securities, either when investigating a potential investment or after making an investment, as compared to privately negotiated investments. Furthermore, we may be limited in our ability to make investments and to sell existing investments in public securities because TPG Angelo Gordon may be deemed to have material, non-public information regarding the issuers of those securities or as a result of other internal policies. The inability to sell public securities in these circumstances could materially adversely affect our investment results. In addition, an investment may be sold by us to a public company where the consideration received is a combination of cash and stock of the public company, which may, depending on the securities laws of the relevant jurisdiction, be subject to lock-up periods.

A lack of liquidity in our investments may adversely affect our business.
We generally invest in companies whose securities are not publicly-traded or actively traded on the secondary market, and whose securities are subject to legal and other restrictions on resale or will otherwise be less liquid than publicly-traded securities. Additionally, as an affiliate of TPG Angelo Gordon, the Adviser is not permitted to obtain or use material non-public information in effecting purchases and sales in public securities transactions for us, which could create an additional limitation on the liquidity of our investments. The illiquidity of certain of our investments may make it difficult for us to sell these investments when desired. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we had previously recorded these investments. The reduced liquidity of our investments may make it difficult for us to dispose of them at a favorable price, and, as a result, we may suffer losses. Moreover, investments purchased by us that are liquid at the time of purchase may subsequently become illiquid due to events relating to the issuer, market events, economic conditions or investor perceptions.
Our investments may include original issue discount and payment-in-kind instruments.
To the extent that we invest in original issue discount (“OID”) or payment-in-kind (“PIK”) instruments and the accretion of OID or PIK interest income constitutes a portion of our income, we will be exposed to risks associated with the requirement to include such non-cash income in taxable and accounting income prior to receipt of cash, including the following:
•    the higher interest rates on PIK instruments reflect the payment deferral and increased credit risk associated with these instruments, and PIK instruments generally represent a significantly higher credit risk than coupon loans;
•    OID and PIK instruments may have unreliable valuations because the accruals require judgments about collectability of the deferred payments and the value of any associated collateral;
•    an election to defer PIK interest payments by adding them to the principal on such instruments increases our future investment income which increases our net assets and, as such, increases the Adviser’s future base management fees which, thus, increases the Adviser’s future income incentive fees at a compounding rate;
•    market prices of PIK instruments and other zero coupon instruments are affected to a greater extent by interest rate changes, and may be more volatile than instruments that pay interest periodically in cash. While PIK instruments are usually less volatile than zero coupon debt instruments, PIK instruments are generally more volatile than cash pay securities;
•    the deferral of PIK interest on an instrument increases the loan-to-value ratio, which is a measure of the riskiness of a loan, with respect to such instrument;
•    even if the conditions for income accrual under GAAP are satisfied, a borrower could still default when actual payment is due upon the maturity of such loan;
•    the required recognition of OID or PIK interest for U.S. federal income tax purposes may have a negative impact on liquidity, as it represents a non-cash component of our investment company taxable income that may require cash distributions to shareholders in order to maintain our ability to be subject to tax as a RIC; and
•    OID may create a risk of non-refundable cash payments to the Adviser based on non-cash accruals that may never be realized.
The prices of the debt instruments and other securities in which we invest may decline substantially.
For reasons not necessarily attributable to any of the risks set forth herein (for example, supply/demand imbalances or other market forces), the prices of the debt instruments and other securities may decline substantially. In particular, purchasing debt instruments or other assets at what may appear to be “undervalued” or “discounted” levels is no guarantee that these assets will not be trading at even lower levels at a time of valuation or at the time of sale, if applicable. It may not be possible to predict, or to hedge against, such “spread widening” risk. Additionally, the perceived discount in pricing from previous environments described herein may still not reflect the true value of the assets underlying debt instruments in which the Fund invests.
We may from time to time enter into credit default swaps or other derivative transactions which expose us to certain risks, including credit risk, market risk, liquidity risk and other risks similar to those associated with the use of leverage.
We may from time to time enter into credit default swaps or other derivative transactions that seek to modify or replace the investment performance of a particular reference security or other asset. These transactions are typically individually negotiated, non-standardized agreements between two parties to exchange payments, with payments generally calculated by reference to a notional amount or quantity. Swap contracts and similar derivative contracts are not traded on exchanges; rather, banks and dealers act as principals in these markets. These investments may present risks in excess of those resulting from the referenced security or other asset. Because these transactions are not an acquisition of the referenced security or other asset itself, the investor has no right directly to enforce compliance with the terms of the referenced security or other asset and has no voting or other consensual rights of ownership with respect to the referenced security or other asset. In the event of insolvency of a counterparty, we will be treated as a general creditor of the counterparty and will have no claim of title with respect to the referenced security or other asset.
A credit default swap is a contract in which one party buys or sells protection against a credit event with respect to an issuer, such as an issuer’s failure to make timely payments of interest or principal on its debt obligations, bankruptcy or restructuring during a specified period. Generally, if we sell credit protection using a credit default swap, we will receive fixed payments from the swap counterparty and if a credit event occurs with respect to the applicable issuer, we will pay the swap counterparty par for the issuer’s defaulted debt securities and the swap counterparty will deliver the defaulted debt securities to us. Generally, if we buy credit protection using a credit default swap, we will make fixed payments to the counterparty and if a credit event occurs with respect to the applicable issuer, we will deliver the issuer’s defaulted securities underlying the swap to the swap counterparty and the counterparty will pay us par for the defaulted securities. Alternatively, a credit default swap may be cash settled and the buyer of protection would receive the difference between the par value and the market value of the issuer’s defaulted debt securities from the seller of protection.
Credit default swaps are subject to the credit risk of the underlying issuer. If we are selling credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, a credit event will occur and we will have to pay the counterparty. If we are buying credit protection, there is a risk that we will not properly assess the risk of the underlying issuer, no credit event will occur and we will receive no benefit for the premium paid.
A derivative transaction is also subject to the risk that a counterparty will default on its payment obligations thereunder or that we will not be able to meet our obligations to the counterparty. In some cases, we may post collateral to secure our obligations to the counterparty, and we may be required to post additional collateral upon the occurrence of certain events such as a decrease in the value of the reference security or other asset. In some cases, the counterparty may not collateralize any of its obligations to us. Derivative investments effectively add leverage to a portfolio by providing investment exposure to a security or market without owning or taking physical custody of such security or investing directly in such market. In addition to the risks described above, such arrangements are subject to risks similar to those associated with the use of leverage. See “Risk Factors—Risks Related to Debt Financing.”
We may acquire various financial instruments for purposes of “hedging” or reducing our risks, which may be costly and ineffective and could reduce our cash available for distribution to our shareholders.
We may seek to hedge against interest rate and currency exchange rate fluctuations and credit risk by using financial instruments such as futures, options, swaps and forward contracts, subject to the requirements of the 1940 Act. These financial instruments may be purchased on exchanges or may be individually negotiated and traded in over-the-counter markets. Use of such financial instruments for hedging purposes may present significant risks, including the risk of loss of the amounts invested. Defaults by the other party to a hedging transaction can result in losses in the hedging transaction. Hedging activities also involve the risk of an imperfect correlation between the hedging instrument and the asset being hedged, which could result in losses both on the hedging transaction and on the instrument being hedged. Use of hedging activities may not prevent significant losses and could increase our losses. Further, hedging transactions may reduce cash available to pay distributions to our shareholders. In addition, tax rules governing our transactions in hedging instruments may affect whether gains and losses recognized by us are treated as ordinary or capital, accelerate our recognition of income or gain, defer losses, and cause adjustments in our holding periods of securities, thereby affecting, among other things, whether capital gains and losses are treated as short-term or long-term. These rules could therefore affect the amount, timing and/or character of distributions to shareholders.
Our investments in the healthcare and pharmaceutical services industry sector are subject to extensive federal, state and local healthcare laws and regulations and certain other risks particular to that industry.
We invest in healthcare and pharmaceutical services. Our investments in portfolio companies that operate in this sector are subject to certain significant risks particular to that industry, including, but not limited to, additional or changing government regulations and policies that could increase compliance and other costs of doing business, risks related to medical technology, and scarcity of management and other personnel with appropriate training, which may impact the business of such portfolio companies. The laws and rules governing the business of healthcare companies and interpretations of those laws and rules are subject to frequent change. Broad latitude is given to the agencies administering those regulations. Existing or future laws and rules could subject our portfolio companies engaged in healthcare to potential government inquiries, investigations and/or enforcement proceedings, and ultimately incur civil, criminal and administrative sanctions, including, without limitation, fines, penalties and exclusion from government programs. The application of such laws and regulations can also force these companies to change how they do business, restrict revenue, increase costs, change reserve levels and change business practices. Healthcare companies often must obtain and maintain regulatory approvals to market many of their products, change prices for certain regulated products and consummate some of their acquisitions and divestitures. Delays in obtaining or failing to obtain or maintain these approvals could reduce revenue or increase costs. Policy changes on the local, state and federal level, such as the expansion of the government’s role in the healthcare arena and alternative assessments and tax increases specific to the healthcare industry or healthcare products as part of federal health care reform initiatives, could fundamentally change the dynamics of the healthcare industry. In particular, as health insurance reform such as the Patient Protection and Affordable Care Act as amended by the Health Care and Education Reconciliation Act of 2010, has had a significant effect on companies in this industry sector, other current and future health insurance initiatives may force our portfolio companies in this industry sector to change how they do business. We can give no assurance that these portfolio companies will be able to adapt successfully to these changes. Any of these factors could materially adversely affect the operations of a portfolio company in this industry sector and, in turn, impair our ability to timely collect principal and interest payments owed to us.
Prepayments of our debt investments by our portfolio companies could adversely impact our results of operations and reduce our return on equity.
We are subject to the risk that the investments we make in our portfolio companies may be repaid prior to maturity. When this occurs, we will generally reinvest these proceeds in temporary investments, pending their future investment in new portfolio companies. These temporary investments will typically have substantially lower yields than the debt being prepaid and we could experience significant delays in reinvesting these amounts. Any future investment in a new portfolio company may also be at lower yields than the debt that was repaid. As a result, our results of operations could be materially adversely affected if one or more of our portfolio companies elect to prepay amounts owed to us. Additionally, prepayments, net of prepayment fees, could negatively impact our return on equity. This risk will be more acute when interest rates decrease, as we may be unable to reinvest at rates as favorable as when we made our initial investment.
Technological innovations and industry disruptions could adversely impact our business.
Current trends in the market generally, including technological advancements in artificial intelligence, have disrupted a traditional approach to an industry with technological innovation. In this period of rapid technological and commercial innovation, new businesses and approaches may be created that will compete with the Fund and/or its investments or alter the market practices the Fund’s strategy has been designed to function within and depend on for investment returns. Any of these new approaches could damage the Fund’s investments, significantly disrupt the market in which it operates and subject it to increased competition, which could materially and adversely affect its business, financial condition and results of investments.
We may not be successful in the syndication of co-investments.
From time to time, the Fund may make an investment with the expectation of offering a portion of its interests therein as a co-investment opportunity to third-party investors. There can be no assurance that the Fund will be successful in syndicating any such co-investment, in whole or in part, that the closing of such co-investment will be consummated in a timely manner, that any syndication will take place on terms and conditions that will be preferable for the Fund or that expenses incurred by the Fund with respect to any such syndication will not be substantial. In the event that the Fund is not successful in syndicating any such co-investment, in whole or in part, the Fund may consequently hold a greater concentration and have more exposure in the related investment than initially was intended, which could make the Fund more susceptible to fluctuations in value resulting from adverse economic and/or business conditions with respect thereto. Moreover, an investment by the Fund that is not syndicated to co-investors as originally anticipated could significantly reduce the Fund’s overall investment returns.
We invest in middle market companies, including lower middle market companies, which involves a number of significant risks, any one of which could have a material adverse effect on our operating results.
Investments in middle market companies, including lower middle market companies, involve the same risks that apply generally to investments in larger, more established companies. However, such investments have more pronounced risks in that middle market companies:
•    may have limited financial resources and may be unable to meet their obligations under their debt securities that we hold, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing on any guarantees we may have obtained in connection with our investment;
•    have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tends to render them more vulnerable to competitors’ actions and changing market conditions, as well as general economic downturns;
•    are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on our portfolio company and, in turn, on us;
•    generally have less predictable operating results, may from time to time be parties to litigation, may be engaged in rapidly changing businesses with products subject to a substantial risk of obsolescence and may require substantial additional capital to support their operations, finance expansion or maintain their competitive position. In addition, our executive officers, Trustees and members of the Adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies; and
•    may have difficulty accessing the capital markets to meet future capital needs, which may limit their ability to grow or to repay their outstanding indebtedness upon maturity.
Risks Related to the Adviser and Its Affiliates; Conflicts of Interest
The Adviser and its affiliates, including our officers and some of our Trustees, face conflicts of interest caused by compensation arrangements with us and our affiliates, which could result in actions that are not in the best interests of our shareholders.
The Adviser and its affiliates receive substantial fees from us in return for their services, and these fees could influence the advice provided to us. We pay to the Adviser an incentive fee that is based on the performance of our portfolio and an annual base management fee that is based on the value of our net assets as of the beginning of the first business day of the applicable month. Because the incentive fee is based on the performance of our portfolio, the Adviser may be incentivized to make investments on our behalf that are riskier or more speculative than would be the case in the absence of such compensation arrangement. The way in which the incentive fee is determined may also encourage the Adviser to use leverage to increase the return on our investments. Our compensation arrangements could therefore result in our making riskier or more speculative investments than would otherwise be the case. This could result in higher investment losses, particularly during cyclical economic downturns. Further, since the Adviser has been designated “valuation designee” pursuant to Rule 2a-5 under the 1940 Act and management fees are paid on net assets, the Adviser may be incentivized to determine a higher fair value than would otherwise be determined by the Board of Trustees, which is majority independent.

We may be obligated to pay the Adviser incentive compensation even if we incur a net loss due to a decline in the value of our portfolio.
Our Investment Management Agreement entitles the Adviser to receive Pre-Incentive Fee Net Investment Income Returns regardless of any capital losses. In such case, we may be required to pay the Adviser incentive compensation for a fiscal quarter even if there is a decline in the value of our portfolio or if we incur a net loss for that quarter.
In addition, any Pre-Incentive Fee Net Investment Income Returns may be computed and paid on income that may include interest that has been accrued but not yet received. If a portfolio company defaults on a loan that is structured to provide accrued interest, it is possible that accrued interest previously included in the calculation of the incentive fee will become uncollectible. The Adviser is not under any obligation to reimburse us for any part of the incentive fee it received that was based on accrued income that we never received as a result of a default by an entity on the obligation that resulted in the accrual of such income, and such circumstances would result in our paying an incentive fee on income we never received.
There may be conflicts of interest related to TPG Angelo Gordon and the Adviser’s allocation of investment opportunities.
Investment opportunities may be appropriate for different investment vehicles or accounts managed by TPG Angelo Gordon. The overarching TPG Angelo Gordon allocation procedures will typically allocate investment opportunities between the Fund and such other investment vehicles and accounts on a basis deemed to be fair and equitable over time, taking into account a number of factors, such as terms and conditions of the investment vehicles or accounts and investment objectives and strategies. Moreover, in the case of vehicles that have the same investment objective or an overlapping investment objective but have an expected larger borrowing capacity, such vehicles are expected to generally be able to acquire a greater proportion of each investment than vehicles that have no such borrowing capacity. Accordingly, application of the allocation methodology can result in a priority for certain investment vehicles or accounts. In addition, because the decision to pursue an investment opportunity and whether an investment is suitable for the Fund lies within our Adviser’s discretion, it is possible that the Fund may not be given the opportunity to participate in certain investments made by other investment vehicles or accounts. Our Adviser will evaluate a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Fund or the relevant investment vehicle or account at a particular time.
We may participate in certain transactions originated by the Adviser or its affiliates under our exemptive relief from the SEC that allows us to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Adviser will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Adviser, the Adviser may determine that we not participate in those transactions and for certain other transactions (as set forth in policies and procedures approved by the Board) the Adviser may not have the opportunity to cause us to participate.
There may be conflicts of interest related to obligations that the Adviser’s senior management and Investment Team have to other clients.
The Adviser and its affiliates are not restricted from forming additional investment funds, entering into other investment advisory relationships or engaging in other business activities. The members of the senior management and Investment Team of the Adviser serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do, or of investment funds managed by the same personnel. In serving in these multiple capacities, they may have obligations to other clients or investors in those entities, the fulfillment of which may not be in our best interests or in the best interest of our shareholders.
In particular, we rely on the Adviser to manage our day-to-day activities and to implement our investment strategy, including assisting with identifying investment opportunities and making investment recommendations to us. The Adviser and certain of its affiliates are presently, and plan in the future to continue to be, involved with activities that are unrelated to us. As a result of these activities, the Adviser, its officers and employees and certain of its affiliates will have conflicts of interest in allocating their time between us and other activities in which they are or may become involved. The Adviser and its officers and employees will devote only as much of its or their time to our business as the Adviser and its officers and employees, in their judgment, determine is reasonably required, which may be substantially less than their full time.
In addition, following the TPG acquisition of TPG Angelo Gordon, an information barrier was created between the historical TPG business and TPG Angelo Gordon, including the Adviser. While information barriers are designed to restrict the flow of information between certain businesses, such barriers may be breached, inadvertently or otherwise, including with respect to information regarding certain investment opportunities, deal pipelines and strategy, which could result in greater restrictions to our and other TPG Angelo Gordon funds’ investment activities. TPG could in the future decide that it is advisable to adjust or fully remove the information barrier, which could result in restrictions on our and other TPG Angelo Gordon funds’ investment activities.
The time and resources that individuals employed by the Adviser devote to us may be diverted and we may face additional competition due to the fact that individuals employed by the Adviser are not prohibited from raising money for or managing other entities that make the same types of investments that we target.
The Adviser and individuals employed by the Adviser or its affiliates are not prohibited from raising capital for and managing other investment entities that make the same types of investments as those we target. As a result, the time and resources that these individuals may devote to us may be diverted. In addition, we may compete with any such investment entity for the same investors and investment opportunities. Affiliates of the Adviser, whose primary business includes the origination of investments or investing in non-originated assets, engage in investment advisory business with accounts that compete with us.
Our shares may be purchased by the Adviser or its affiliates.
The Adviser and its affiliates have purchased and may in the future purchase our shares. The Adviser and its affiliates will not acquire any shares with the intention to resell or re-distribute such shares. The purchase of shares by the Adviser and its affiliates could create certain risks, including, but not limited to, the following:
•    the Adviser and its affiliates may have an interest in disposing of our assets at an earlier date so as to recover their investment in our shares; and
•    substantial purchases of shares by the Adviser and its affiliates may limit the Adviser’s ability to fulfill any financial obligations that it may have to us or incurred on our behalf.
The Adviser relies on key personnel, the loss of any of whom could impair its ability to successfully manage us.
Our future success depends, to a significant extent, on the continued services of the officers and employees of the Adviser or its affiliates. The loss of services of one or more members of the Adviser’s management team, including applicable investment committee members, could adversely affect our financial condition, business and results of operations. The Adviser does not have an employment agreement with any of these key personnel and we cannot guarantee that all, or any particular one, will remain affiliated with us and/or the Adviser. Further, we do not intend to separately maintain key person life insurance on any of these individuals.
Moreover, in November 2023, TPG completed its acquisition of TPG Angelo Gordon, the direct parent company of the Adviser. As a result of the acquisition, TPG Angelo Gordon operates its business as a new platform within TPG, which is a publicly traded company. In addition, as a result of the acquisition, the Adviser became an indirect subsidiary of TPG. Uncertainty about the effect of the acquisition of TPG Angelo Gordon with TPG on employees, clients and business of TPG Angelo Gordon, as well as time and attention required by our management team and other personnel of the Adviser to integration and other matters related to the acquisition, may have an adverse effect on TPG Angelo Gordon and subsequently on us and the other funds managed by TPG Angelo Gordon. Retention and motivation of certain employees may be challenging due to the uncertainty and difficulty of integration or a desire not to remain with TPG Angelo Gordon. As a result of the foregoing, management of our company may be adversely affected. Further, the completion of the acquisition may give rise to additional conflicts of interest and competition for investment opportunities among us, other TPG Angelo Gordon funds and TPG funds.
Risks related to limited liability and indemnification of the Adviser and its affiliates under the Investment Management Agreement.
Under the Investment Management Agreement, the Adviser, its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, and any person controlling or controlled by the Adviser will not be liable to us, any subsidiary of ours, our Trustees, our shareholders or any subsidiary’s shareholders or partners for acts or omissions performed in accordance with and pursuant to the Investment Management Agreement, except those resulting from acts constituting negligence, willful misfeasance or bad faith on its part in performance of its duties or reckless disregard of the duties and obligations (“disabling conduct”) that the Adviser owes to us under the Investment Management Agreement. In addition, as part of the Investment Management Agreement, we have agreed to indemnify the Adviser and each of its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with the Adviser, from and against, and hold any such party harmless for, any liability or loss suffered by such party, including reasonable legal fees and other expenses reasonably incurred, arising out of or in connection with our business and operations or any action taken or omitted on our behalf pursuant to authority granted by the Investment Management Agreement, except where such liability or loss was the result of (i) negligence or misconduct in the case of the Adviser or an Affiliate (as defined in the Declaration of Trust) or (ii) gross negligence or willful misconduct in the case of a trustee of the Fund who is not also an officer of the Fund, the Adviser or an Affiliate (as defined in the Declaration of Trust) of the Adviser. These protections may lead the Adviser to act in a riskier manner when acting on our behalf than it would when acting for its own account.
Risks Related to Business Development Companies
The requirement that we invest a sufficient portion of our assets in Qualifying Assets could preclude us from investing in accordance with our current business strategy; conversely, the failure to invest a sufficient portion of our assets in Qualifying Assets could result in our failure to maintain our status as a BDC.
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in section 55(a) of the 1940 Act described as “qualifying” assets (“Qualifying Assets”), unless, at the time of and after giving effect to such acquisition, at least 70% of our total assets are Qualifying Assets. Therefore, we may be precluded from investing in what we believe are attractive investments if such investments are not Qualifying Assets. Conversely, if we fail to invest a sufficient portion of our assets in Qualifying Assets, we could lose our status as a BDC, which would have a material adverse effect on our business, financial condition and results of operations. Similarly, these rules could prevent us from making additional investments in existing portfolio companies, which could result in the dilution of our position, or could require us to dispose of investments at an inopportune time to comply with the 1940 Act. If we were forced to sell non-qualifying investments in the portfolio for compliance purposes, the proceeds from such sale could be significantly less than the current value of such investments.

Failure to maintain our status as a BDC would reduce our operating flexibility.
If we do not remain a BDC, we might be regulated as a registered closed-end investment company under the 1940 Act, which would subject us to substantially more regulatory restrictions under the 1940 Act, including a greater required asset coverage ratio and additional restrictions on transactions with affiliates, and correspondingly decrease our operating flexibility.
For example, we intend to employ leverage as market conditions permit and at the discretion of the Adviser. Such leverage may arise in the form of borrowings, including loans from certain financial institutions, the issuance of multiple classes of debt securities (both unsecured and secured), and other forms of financial indebtedness. As a BDC, the 1940 Act allows us to borrow up to $2 for every $1 of equity, or an asset coverage ratio of 150%, if certain requirements are met under the 1940 Act. However, if we are regulated as a registered closed-end investment company under the 1940 Act, we would be subject to asset coverage ratio requirements of 300% for the issuance of debt securities, meaning that for every $1 of debt issued, we would need to have $3 of total assets immediately after such issuance. Such regulations would restrict our ability to execute our investment strategy and thereby reduce our operating flexibility.
Further, as a BDC, we are able to pay our Adviser both a base management fee and incentive fee on income and capital gains as compensation for its efforts. If we were to become regulated as a registered closed-end investment company, we could not pay our Adviser an incentive fee on capital gains unless we restricted sales of our shares to “qualified clients” under the Investment Advisers Act of 1940 (“Advisers Act”). Such a compensation structure could have the effect of de-incentivizing our Adviser in its efforts to seek and retain the best investment opportunities for us in fulfillment of our strategy.
Finally, as a BDC, we retain greater flexibility to engage in transactions with our affiliates in alignment with the provisions set forth in Section 57 of the 1940 Act. If we were to become regulated as a registered closed-end investment company, we would be subject to the provisions governing transactions with affiliates set forth in Section 17 of the 1940 Act, including prohibitions on transactions with affiliates of our Adviser absent an exemptive order from the SEC. These restrictions would limit our ability to effectuate our investment strategy and potentially hinder our operations and, in turn, our results.
Regulations governing our operation as a BDC and RIC will affect our ability to raise, and the way in which we raise, additional capital or borrow for investment purposes, which may have a negative effect on our growth.
As a result of the annual distribution requirement to qualify for taxation as a RIC under the Code, we may need to periodically access the capital markets to raise cash to fund new investments. We may issue “senior securities,” as defined under the 1940 Act, including borrowing money from banks or other financial institutions only in amounts such that our asset coverage meets the threshold set forth in the 1940 Act immediately after each such issuance. The 1940 Act currently requires an asset coverage of at least 150% (i.e., the amount of debt may not exceed two-thirds of the value of our assets). Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a BDC, therefore, we intend to continuously issue equity at a rate more frequent than our privately- owned competitors, which may lead to greater shareholder dilution.
We expect to borrow for investment purposes. If the value of our assets declines, we may be unable to satisfy the asset coverage test, which would prohibit us from paying distributions and could prevent us from qualifying for taxation as a RIC. If we cannot satisfy the asset coverage test, we may be required to sell a portion of our investments and, depending on the nature of our debt financing, repay a portion of our indebtedness at a time when such sales may be disadvantageous.
Under the 1940 Act, we generally are prohibited from issuing or selling our shares at a price per share, after deducting selling commissions, that is below our NAV per share, which may be a disadvantage as compared with other public companies. We may, however, sell our shares, or warrants, options or rights to acquire our shares, at a price below the current NAV of our shares if our Board of Trustees, including our Independent Trustees, determine that such sale is in our best interests and the best interests of our shareholders, and our shareholders, as well as those shareholders that are not affiliated with us, approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price that, in the determination of our Board of Trustees, closely approximates the fair value of such securities.
Our ability to enter into transactions with our affiliates is restricted.
We are prohibited under the 1940 Act from participating in certain principal and joint transactions with certain of our affiliates without the prior approval of a majority of the independent members of our Board of Trustees and, in some cases, the SEC. Any person that owns, directly or indirectly, 5% or more of our outstanding voting securities will be our affiliate for purposes of the 1940 Act and generally we will be prohibited from buying or selling any securities from or to such affiliate, absent the prior approval of our Board of Trustees. However, we may under certain circumstances purchase any such affiliate’s loans or securities in the secondary market, which could create a conflict for the Adviser between our interests and the interests of such affiliate, in that the ability of the Adviser to recommend actions in our best interest may be limited. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company (whether at the same or closely related times), without prior approval of our Board of Trustees and, in some cases, the SEC. If a person acquires more than 25% of our voting securities, we will be prohibited from buying or selling any security from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions (including certain co-investments) with such persons, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers, Trustees, investment advisers, sub-advisers or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security from or to any fund or any portfolio company of a fund managed by the Adviser, or entering into joint arrangements such as certain co-investments with these companies or funds without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.
We have obtained exemptive relief from the SEC that allows us to engage in co-investment transactions with the Adviser and its affiliates, subject to certain terms and conditions. However, while the terms of the exemptive relief require that the Adviser will be given the opportunity to cause us to participate in certain transactions originated by affiliates of the Adviser, the Adviser may determine that we not participate in those transactions and for certain other transactions (as set forth in policies and procedures approved by the Board of Trustees) the Adviser may not have the opportunity to cause us to participate.
We are uncertain of our sources for funding our future capital needs; if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected.
The net proceeds from the sale of shares will be used for our investment opportunities, operating expenses and for payment of various fees and expenses such as base management fees, incentive fees and other expenses. Any working capital reserves we maintain may not be sufficient for investment purposes, and we may require debt or equity financing to operate. Accordingly, in the event that we develop a need for additional capital in the future for investments or for any other reason, these sources of funding may not be available to us. Consequently, if we cannot obtain debt or equity financing on acceptable terms, our ability to acquire investments and to expand our operations will be adversely affected. As a result, we would be less able to create and maintain a broad portfolio of investments and achieve our investment objective, which may negatively impact our results of operations and reduce our ability to make distributions to our shareholders.
We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.
We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Under the 1940 Act, a “diversified” investment company is required to invest at least 75% of the value of its total assets in cash and cash items, government securities, securities of other investment companies and other securities limited in respect of any one issuer to an amount not greater than 5% of the value of the total assets of such company and no more than 10% of the outstanding voting securities of such issuer. As a non-diversified investment company, we are not subject to this requirement. However, we will be subject to the diversification requirements applicable to RICs under Subchapter M of the Code. To the extent that we assume large positions in the securities of a small number of issuers, or within a particular industry, our NAV may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company or to a general downturn in the economy.
As a BDC, we are subject to limitations on the ability to use derivatives and other transactions creating future payment or delivery obligations.
In November 2020, the SEC adopted a rulemaking regarding the ability of a BDC (or a registered investment company) to use derivatives and other transactions that create future payment or delivery obligations (except reverse repurchase agreements and similar financing transactions), which may in turn limit our ability to use derivatives and/or enter into certain other financial contracts. Under the newly adopted rules, BDCs that use derivatives will be subject to a value-at-risk leverage limit, a derivatives risk management program and testing requirements, and requirements related to board reporting. These requirements will apply unless the BDC qualifies as a “limited derivatives user,” as defined under the adopted rules, and may limit our ability to take advantage of derivatives and certain other financial contracts.
Under the new rule, a BDC may enter into an unfunded commitment agreement that is not a derivatives transaction, such as an agreement to provide financing to a portfolio company, if the BDC has, among other things, a reasonable belief, at the time it enters into such an agreement, that it will have sufficient cash and cash equivalents to meet its obligations with respect to all of its unfunded commitment agreements, in each case as it becomes due.

Risks Related to Debt Financing
When we borrow money, the potential for loss on amounts invested in us will be magnified and may increase the risk of investing in us. Borrowed money may also adversely affect the return on our assets, reduce cash available for distribution to our shareholders and result in losses.
The use of borrowings, also known as leverage, increases the volatility of investments by magnifying the potential for loss on invested equity capital. The use of leverage involves increased risk, including increased variability of the Fund’s net income, distributions and NAV in relation to market changes. If the value of our assets decreases, leveraging would cause NAV to decline more sharply than it otherwise would have had we not leveraged. Similarly, any decrease in our income would cause net income to decline more sharply than it would have had we not borrowed. Such a decline could negatively affect our ability to make distributions to our shareholders. In addition, our shareholders bear the burden of any increase in our expenses as a result of our use of leverage, including interest expenses and any increase in the management or incentive fees payable to the Adviser. The Fund’s leverage strategy may not work as planned or achieve its goal.

We use and expect to continue to use leverage to finance our investments. The amount of leverage that we employ will depend on the Adviser’s and our Board of Trustees’ assessment of market and other factors at the time of any proposed borrowing. There can be no assurance that leveraged financing will be available to us on favorable terms or at all. However, to the extent that we use leverage to finance our assets, our financing costs will reduce cash available for distributions to shareholders. Moreover, we may not be able to meet our financing obligations and, to the extent that we cannot, we risk the loss of some or all of our assets to liquidation or sale to satisfy the obligations. In such an event, we may be forced to sell assets at significantly depressed prices due to market conditions or otherwise, which may result in losses.
As a BDC, we generally are required to meet a coverage ratio of total assets to total borrowings and other senior securities, which include all of our borrowings and any preferred shares that we may issue in the future, of at least 150%. If this ratio were to fall below 150%, we could not incur additional debt and could be required to sell a portion of our investments to repay some debt when it is disadvantageous to do so. This could have a material adverse effect on our operations and investment activities. Moreover, our ability to make distributions to you may be significantly restricted or we may not be able to make any such distributions whatsoever. The amount of leverage that we will employ will be subject to oversight by our Board of Trustees, a majority of whom are Independent Trustees with no material interests in such transactions.
Although borrowings by the Fund have the potential to enhance overall returns that exceed the Fund’s cost of funds, they will further diminish returns (or increase losses on capital) to the extent overall returns are less than the Fund’s cost of funds. In addition, borrowings by the Fund may be secured by the shareholders’ investments as well as by the Fund’s assets and the documentation relating to such borrowing may provide that during the continuance of a default under such borrowing, the interests of the investors may be subordinated to such borrowing.
Our credit facilities impose financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our tax treatment as a RIC under the Code. A failure to renew our facilities or to add new or replacement debt facilities or issue debt securities or other evidences of indebtedness could have a material adverse effect on our business, financial condition or results of operations.

The following table illustrates the effect of leverage on returns from an investment in our shares assuming various annual returns on our portfolio, net of expenses. The calculations in the table below are hypothetical, and actual returns may be higher or lower than those appearing in the table below.

Assumed Return on Portfolio (Net of Expenses)	-10%	-5%	0%	5%	10%
Corresponding Return to Shareholders	(25)%	(15)%	(6)%	4%	13%

(1)
The assumed portfolio return is required by SEC regulations and is not a prediction of, and does not represent, our projected or actual performance. Actual returns may be greater or less than those appearing in the table. Pursuant to SEC regulations, this table is calculated as of December 31, 2025. As a result, it has not been updated to take into account any changes in assets or leverage since December 31, 2025.

(2)
In order to compute the “Corresponding Return to Shareholders,” the “Assumed Return on Portfolio” is multiplied by the total value of our assets at December 31, 2025 to obtain an assumed return to us. From this amount, the interest expense (calculated by multiplying the weighted average interest rate of 6.71% by the approximately $2,025 million of principal debt outstanding, excluding deferred financing costs and revaluation of unsecured issuances due to interest rate sweep valuation changes) is subtracted to determine the return available to shareholders. The return available to shareholders is then divided by the total value of our net assets as of December 31, 2025 to determine the “Corresponding Return to Shareholders.”

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition, Liquidity and Capital Resources” for more information regarding our borrowings.
We may default under our credit facilities.
In the event we default under a credit facility or other borrowings, our business could be adversely affected as we may be forced to sell a portion of our investments quickly and prematurely at what may be disadvantageous prices to us in order to meet our outstanding payment obligations and/or support working capital requirements under such borrowing facility, any of which would have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, following any such default, the agent for the lenders under such borrowing facility could assume control of the disposition of any or all of our assets which constitute collateral, including the selection of such assets to be disposed and the timing of such disposition, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
Provisions in a credit facility may limit our investment discretion.
A credit facility may be backed by all or a portion of our loans and securities on which the lenders will have a security interest. We may pledge up to 100% of our assets and may grant a security interest in all of our assets under the terms of any debt instrument we enter into with lenders. We expect that any security interests we grant will be set forth in a pledge and security agreement and evidenced by the filing of financing statements by the agent for the lenders. In addition, we expect that the custodian for our securities serving as collateral for such loan would include in its electronic systems notices indicating the existence of such security interests and, following notice of occurrence of an event of default, if any, and during its continuance, will only accept transfer instructions with respect to any such securities from the lender or its designee. If we were to default under the terms of any debt instrument, the agent for the applicable lenders would be able to assume control of the timing of disposition of any or all of our assets securing such debt, which would have a material adverse effect on our business, financial condition, results of operations and cash flows.
In addition, any security interests and/or negative covenants required by a credit facility may limit our ability to create liens on assets to secure additional debt and may make it difficult for us to restructure or refinance indebtedness at or prior to maturity or obtain additional debt or equity financing. In addition, if our borrowing base under a credit facility were to decrease, we may be required to secure additional assets in an amount sufficient to cure any borrowing base deficiency. In the event that all of our assets are secured at the time of such a borrowing base deficiency, we could be required to repay advances under a credit facility or make deposits to a collection account, either of which could have a material adverse impact on our ability to fund future investments and to make distributions.
In addition, we may be subject to limitations as to how borrowed funds may be used, which may include restrictions on geographic and industry concentrations, loan size, payment frequency and status, average life, collateral interests and investment ratings, as well as regulatory restrictions on leverage which may affect the amount of funding that may be obtained. There may also be certain requirements relating to portfolio performance, including required minimum portfolio yield and limitations on delinquencies and charge-offs, a violation of which could limit further advances and, in some cases, result in an event of default. An event of default under a credit facility could result in an accelerated maturity date for all amounts outstanding thereunder, which could have a material adverse effect on our business and financial condition. This could reduce our liquidity and cash flow and impair our ability to grow our business.
Changes in interest rates may affect our cost of capital and net investment income.
Since we intend to use debt to finance a portion of our investments, our net investment income will depend, in part, upon the difference between the rate at which we borrow funds and the rate at which we invest those funds. As a result, we can offer no assurance that a significant change in market interest rates will not have a material adverse effect on our net investment income. In periods of rising interest rates when we have debt outstanding, our cost of funds will increase, which could reduce our net investment income. We expect that our long-term fixed-rate investments will be financed primarily with equity and long-term debt. We may use interest rate risk management techniques in an effort to limit our exposure to interest rate fluctuations. These techniques may include various interest rate hedging activities to the extent permitted by the 1940 Act. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations. Also, we have limited experience in entering into hedging transactions, and we will initially have to purchase or develop such expertise.
A rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase in the amount of incentive fees payable to the Adviser with respect to pre-incentive fee net investment income.
Conversely, in a period of declining interest rates, which has happened more recently, the probability that loans will be prepaid increases as borrowers tend to refinance their debt to reduce their borrowing costs. In such periods, there is a risk that we might not be able to invest in new loans on the same terms, or at all. If we cannot invest in new loans on terms that are the same or better than the investments that are repaid, our operations and financial conditions could be adversely affected. In addition, falling interest rates could lead to loans generating lower returns for the same level of risk. We could therefore need to invest in riskier loans to achieve the same level of returns.
We may enter into repurchase agreements.
Subject to our investment objective and policies, we may invest in repurchase agreements as a buyer for investment purposes. Repurchase agreements typically involve the acquisition by the Fund of debt securities from a selling financial institution such as a bank, savings and loan association or broker-dealer. The agreement provides that the Fund will sell the securities back to the institution at a fixed time in the future for the purchase price plus premium (which often reflects the interests). The Fund does not bear the risk of a decline in the value of the underlying security unless the seller defaults under its repurchase obligation. In the event of the bankruptcy or other default of a seller of a repurchase agreement, the Fund could experience both delays in liquidating the underlying securities and losses, including (1) possible decline in the value of the underlying security during the period in which the Fund seeks to enforce its rights thereto; (2) possible lack of access to income on the underlying security during this period; and (3) expenses of enforcing its rights. In addition, as described above, the value of the collateral underlying the repurchase agreement will be at least equal to the repurchase price, including any accrued interest earned on the repurchase agreement. In the event of a default or bankruptcy by a selling financial institution, the Fund generally will seek to liquidate such collateral. However, the exercise of the Fund’s right to liquidate such collateral could involve certain costs or delays and, to the extent that proceeds from any sale upon a default of the obligation to repurchase were less than the repurchase price, the Fund could suffer a loss.

Federal Income Tax Risks
We will be subject to corporate-level income tax if we are unable to qualify as a RIC under Subchapter M of the Code or to satisfy RIC distribution requirements.
To qualify for and maintain RIC tax treatment under Subchapter M of the Code, we must, among other things, meet annual distribution, income source and asset diversification requirements. If we do not qualify for or maintain RIC tax treatment for any reason and are subject to corporate income tax, the resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution and the amount of our distributions.
We may have difficulty paying our required distributions if we recognize income before or without receiving cash representing such income.
For federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having OID (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the OID that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. We anticipate that a portion of our income may constitute OID or other income required to be included in taxable income prior to receipt of cash. Further, we may elect to amortize market discount and include such amounts in our taxable income on a current basis, instead of upon disposition of the applicable debt obligation, as a failure to make such an election would limit our ability to deduct interest expenses for tax purposes.
Because any OID or other amounts accrued will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus become subject to corporate-level income tax.
Some of our investments may be subject to corporate-level income tax.
We may invest in certain debt and equity investments through taxable subsidiaries and the taxable income of these taxable subsidiaries will be subject to federal and state corporate income taxes. We may invest in certain foreign debt and equity investments which could be subject to foreign taxes (such as income tax, withholding and value added taxes).
Our portfolio investments may present special tax issues.
The Fund invests in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, OID or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Legislative or regulatory tax changes could adversely affect investors.
At any time, the federal income tax laws governing RICs or the administrative interpretations of those laws or regulations may be amended. Any of those new laws, regulations or interpretations may take effect retroactively and could adversely affect the taxation of us or our shareholders. Therefore, changes in tax laws, regulations or administrative interpretations or any amendments thereto could diminish the value of an investment in our shares or the value or the resale potential of our investments.

USE OF PROCEEDS
We intend to use the net proceeds from this offering to (1) make investments in accordance with our investment strategy and policies, (2) fund interest expense for any borrowings or reduce borrowings and repay indebtedness incurred under various financing agreements we may enter into and (3) fund repurchases under our share repurchase plan. Generally, our policy will be to pay distributions and operating expenses from cash flow from operations, however, we are not restricted from funding these items from proceeds from this offering or other sources and may choose to do so, particularly in the earlier part of this offering.
We will seek to invest the net proceeds received in this offering as promptly as practicable after receipt thereof, and in any event generally within 60 days of each subscription closing. However, depending on market conditions and other factors, including the availability of investments that meet our investment objectives, we may be unable to invest such proceeds within the time period we anticipate. Pending such investment, we may have a greater allocation to syndicated loans or other liquid investments than we otherwise would or we may make investments in cash or cash equivalents (such as U.S. government securities or certain high quality debt instruments).
We estimate that we will incur approximately $9.0 million of offering and organizational expenses (excluding the shareholder servicing and/or distribution fee) in connection with this offering, or approximately 0.18% of the gross proceeds, assuming maximum gross proceeds of $5,000,000,000. The Adviser has agreed to advance all of our organization and offering expenses on our behalf through the date of our initial close pursuant to this offering. Unless the Adviser elects to cover such expenses pursuant to the Expense Support and Conditional Reimbursement Agreement we have entered into with the Adviser, we will be obligated to reimburse the Adviser for such advanced expenses. For further information regarding the Expense Support and Conditional Reimbursement Agreement, see “Investment Management Agreement and Administration Agreement—Expense Support and Conditional Reimbursement Agreement.” Any reimbursements will not exceed actual expenses incurred by the Adviser and its affiliates.
The following tables set forth our estimate of how we intend to use the gross proceeds from this offering. Information is provided assuming that the Fund sells the maximum number of shares registered in this offering, or 198,270,290 shares. The amount of net proceeds may be more or less than the amount depicted in the table below depending on the public offering price of our shares and the actual number of shares we sell in this offering. The table below assumes that shares are sold at the current offering price as of March 31, 2026 of $25.22 per share. Such amount is subject to increase or decrease based upon our NAV per share.
The following tables present information about the net proceeds raised in this offering for each class, assuming that we sell the maximum primary offering amount of $5,000,000,000. The tables assume that 1/3 of our gross offering proceeds are from the sale of Class S shares, 1/3 of our gross offering proceeds are from the sale of Class D shares and 1/3 of our gross offering proceeds are from the sale of Class I shares. The number of shares of each class sold and the relative proportions in which the classes of shares are sold are uncertain and may differ significantly from what is shown in the tables below. Because amounts in the following tables are estimates, they may not accurately reflect the actual receipt or use of the gross proceeds from this offering. Amounts expressed as a percentage of net proceeds or gross proceeds may be higher or lower due to rounding.
The following table presents information regarding the use of proceeds raised in this offering with respect to Class S shares.

	Maximum Offering of $1,666,666,666 in Class S Shares
Gross Proceeds(1)	$ 1,666,666,666	100%
Upfront Sales Load(2)	$ —	— %
Organization and Offering Expenses(3)	$3,000,000	0.18%
Net Proceeds Available for Investment(4)	$ 1,664,333,333	99.82%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class D shares.

	Maximum Offering of $1,666,666,667 in Class D Shares
Gross Proceeds(1)	$ 1,666,666,667	100%
Upfront Sales Load(2)	$ —	— %
Organization and Offering Expenses(3)	$3,000,000	0.18%
Net Proceeds Available for Investment(4)	$ 1,664,333,334	99.82%

The following table presents information regarding the use of proceeds raised in this offering with respect to Class I shares.

	Maximum Offering of $1,666,666,667 in Class I Shares
Gross Proceeds(1)	$ 1,666,666,667	100%
Upfront Sales Load(2)	$ —	— %
Organization and Offering Expenses(3)	$3,000,000	0.18%
Net Proceeds Available for Investment(4)	$ 1,664,333,333	99.82%

(1)    We intend to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415 under the Securities Act; however, in certain states this offering is subject to annual extensions.
(2)    Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares. We will pay the following shareholder servicing and/or distribution fees to the Intermediary Manager, subject to FINRA limitations on underwriting compensation:
•    For Class S shares only, a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and
•    For Class D shares only, a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly.
The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/or distribution fees charged. The total amount that will be paid over time for shareholder servicing and/or distribution fees depends on the average length of time for which shares remain outstanding, the term over which such amount is measured and the performance of our investments, and is not expected to be paid from sources other than cash flow from operating activities. To the extent that Class S shares and Class D shares are outstanding, we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following:
(i)    a listing of Class I shares,
(ii)    our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or
(iii)    the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.

In addition, consistent with the exemptive relief that we have been granted, which allows us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. See “Plan of Distribution.”
(3)    The organization and offering expense numbers shown above represent our estimates of expenses to be incurred by us in connection with this offering and include estimated wholesaling expenses reimbursable by us. See “Plan of Distribution” for examples of the types of organization and offering expenses we may incur.
(4)    Proceeds from this offering may be used for distributions. Accordingly, such amounts may not be used to fund new investments. Please see “Risk Factors—Risks Related to Our Business and Structure—We have not established any limit on the amount of funds we may use from available sources, such as borrowings, if any, or proceeds from this offering, to fund distributions (which may reduce the amount of capital we ultimately invest in assets).”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

On January 1, 2023, we completed the Merger with the Private BDC and commenced operations as the surviving company. Throughout this section, references to the “Company,” the “Fund,” “TCAP,” “we,” “us” or “our” are to the Fund as the surviving company. This section should be read in conjunction with “Financial Highlights” herein, the financial statements and related notes and other financial information appearing elsewhere in this prospectus.

The information in this section contains forward-looking statements, which relate to future events or the future performance or financial condition of the Fund and involves numerous risks and uncertainties. Please see “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” for a discussion of uncertainties, risk and assumptions associated with these statements.

Overview

We are an externally managed, non-diversified closed-end management investment company that has elected to be treated as a BDC under the 1940 Act. Formed as a Delaware statutory trust on January 27, 2022, we are externally managed by the Adviser, an indirect wholly-owned subsidiary of TPG (Nasdaq: TPG), a leading global alternative investment firm. Our Adviser is registered as an investment adviser with the SEC. We have elected to be treated and intend to qualify annually as a RIC under the Code.

Pursuant to our Investment Management Agreement, subject to the overall supervision of the Board, our Adviser manages our day-to-day operations, and provides investment advisory and management services to us. Our Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments, and monitoring our investments and portfolio companies on an ongoing basis.

Under our Investment Management Agreement, we have agreed to pay the Adviser an annual management fee as well as an incentive fee based on our investment performance. Also, under the Administration Agreement, we have agreed to reimburse the Administrator for the allocable portion of expenses incurred by the Administrator in performing its obligations under the Administration Agreement, including our allocable portion of the costs of compensation and related expenses of our chief compliance officer, chief financial officer, general counsel and their respective staffs.

Investments

We invest principally in privately originated senior secured loans to U.S. middle market companies, which we believe have consistent capital needs and have not only been underserved in recent years by traditional providers of capital such as banks and the public debt markets, but also for a variety of reasons may prefer working with experienced non-bank lenders. Our origination strategy focuses on the middle market private equity community. This financing is utilized for a variety of purposes, including to fund organic growth, acquisitions, recapitalizations, management buyouts and leveraged buyouts for companies with revenue generally under $500 million. In describing our business, we generally use the term “middle market” to refer to companies with EBITDA of between $3 million and $50 million annually; however, we typically invest in companies with EBITDA of less than $25 million. Notwithstanding the foregoing, the Adviser may determine whether companies qualify as “middle market” in its sole discretion, and we may from time to time invest in larger or smaller companies.

By investing predominantly in senior secured debt, we expect to reduce our risk of principal loss and deliver more stable returns over time as compared with investments in bonds, unsecured loans, mezzanine investments and public, private and project equity. However, we may also invest opportunistically in other parts of the capital structure, including senior secured stretch and unitranche facilities, second lien loans, mezzanine and mezzanine-related loans, and equity investments, as well as select other subordinated instruments either directly or through acquisitions in the secondary market.

The level of our investment activity depends on many factors, including the amount of debt and equity capital available to prospective portfolio companies, the level of merger, acquisition and refinancing activity for such companies, the availability of credit to finance transactions, the general economic environment and the competitive environment for the types of investments we make.

As a BDC, we must invest at least 70% of our assets in “eligible portfolio companies,” generally, U.S. private operating companies (or small U.S. public operating companies with a market capitalization of less than $250 million). As a BDC, we may also invest up to 30% of our portfolio in non-eligible portfolio company investments, such as investments in non-U.S. companies, which may include investments in a “passive foreign investment company.” Because we have elected to be treated, and intend to qualify annually, as a RIC under the Code, our portfolio will also be subject to the diversification and other requirements under the Code. Subject to the limitations of the 1940 Act, we may invest in loans or other securities, the proceeds of which may refinance or otherwise repay debt or securities of companies whose debt is owned by other TPG Angelo Gordon funds. From time to time, we may co-invest with other TPG Angelo Gordon funds. See “Regulation—Exemptive Relief.”

See “Investment Objectives and Strategies” for more information about our investment strategies. Our investments are subject to a number of risks. See “Risk Factors.”

Revenues

We generate revenues primarily through the receipt of interest income from the investments we hold. In addition, we generate income from various loan origination and other fees and from dividends on direct equity investments. In addition, we may generate revenue in the form of commitment, origination, administration, amendment, and loan servicing fees. Loan origination fees, original issue discount and market discount or premium are capitalized as part of the underlying cost of the investments and accreted or amortized over the life of the investment as interest income. We record contractual prepayment premiums on loans and debt securities as interest income.
Our debt investment portfolio consists of primarily floating rate loans. As of December 31, 2025, approximately 100% of our debt investments, based on fair value, bore interest at floating rates, which may be subject to interest rate floors. Variable-rate investments subject to a floor generally reset periodically to the applicable floor, only if the floor exceeds the index. Trends in base interest rates, such as Term SOFR, may affect our net investment income over the long term. In addition, our results may vary from period to period depending on the interest rates of new investments made during the period compared to investments that were sold or repaid during the period; these results reflect the characteristics of the particular portfolio companies that we invested in or exited during the period and not necessarily any trends in our business or macroeconomic trends.
Dividend income that we receive from our ownership of private securities is recorded pursuant to the terms of the respective investments.
Expenses

Our primary operating expenses include the payment of fees to the Adviser under the Investment Management Agreement, our allocable portion of expenses under the Administration Agreement, interest expense related to borrowings outstanding, and other operating costs described below.

We are responsible for all costs and expenses incurred in connection with the operations of the Fund and locating, structuring, consummating, maintaining and disposing of investments and potential investments (whether or not the acquisition is consummated), including but not limited to legal, regulatory, accounting and other professional or third-party costs or disbursements including travel, rent or lodging, out-of-pocket expenses of the Adviser, the fees and expenses of any independent counsel engaged by the Adviser and out-of-pocket expenses related to third-party service providers (including loan servicer fees), placement agent fees and expenses, advertising expenses, litigation expenses, brokerage commissions, clearing and settlement charges and other transaction costs, custody fees, interest expenses, financing charges, initial and variation margin, broken deal expenses, compensation (which may include fees or performance-based compensation) of Advisers, consultants and finders, joint venture partners, or other professionals relating to the Fund’s operations and investments or potential investments (whether or not completed), which may include costs incurred to attend or sponsor networking and other similar events hosted by both for-profit and not-for-profit organizations (which may include organizations affiliated with current or prospective investors), specific expenses incurred in connection with the Fund’s information and data technology systems, fees of pricing and valuation services, appraisal costs and brokerage expenses. We will also bear all commitment fees and any transfer or recording taxes, registration fees and other expenses in connection with acquisitions and dispositions of investments, and all expenses relating to the ownership and operation of investments, including taxes, interest, insurance, and other fees and expenses. Travel expenses may include first-class airfare and limited use of private or charter aircraft, as well as premium accommodations, in accordance with our Adviser’s policies related thereto.

In addition, we will bear all costs of the administration of the Fund, including but not limited to accounting expenses (including accounting systems) and expenses relating to audit, legal and regulatory expenses (including filings with U.S. and non-U.S. regulators and compliance obligations), costs associated with our reporting and compliance obligations under the 1940 Act and other applicable U.S. federal and state securities laws, fees and expenses of any administrators in connection with the administration of the Fund, expenses relating to the maintenance of registered offices of the Fund to the extent provided by unaffiliated service providers, temporary office space of non-employee consultants or auditors, blue sky and corporate filing fees and expenses, corporate licensing expenses, indemnification expenses, costs of holding any meetings or conferences of investors or their delegates or Advisers (including meetings of the Adviser and related activities), Independent Trustees’ fees and expenses, costs of any litigation or threatened litigation or costs of any investigation or legal inquiries involving Fund activities (including regulatory sweeps), the cost of any liability insurance or fidelity coverage for the Fund, including any trustees’ and officers’ liability insurance and key-person life insurance policies, maintained with respect to liabilities arising in connection with the activities of our trustees and officers conducted on behalf of the Fund, costs associated with reporting and providing information to existing and prospective investors, including printing and mailing costs, wind-up and liquidation expenses, and any extraordinary expenses arising in connection with the operations of the Fund.

From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders, subject to the cap on organization and offering expenses described above.

Leverage
In accordance with the 1940 Act, we can borrow amounts such that our asset coverage, as defined in the 1940 Act, is at least 150% after such borrowings, subject to certain limitations. As market conditions permit and at the discretion of our Adviser, we currently estimate that our portfolio will be approximately 1.00-1.10x levered consistent with our target leverage profile of 0.90x - 1.25x. We may from time to time increase the size of our existing credit facilities, enter into new credit facilities or issue new debt securities. Any such incurrence would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors.
As of December 31, 2025, we had borrowings of $2,025 million outstanding at an average all-in rate of 6.71%, which is included in debt on the consolidated statements of assets and liabilities. As of December 31, 2024, we had borrowings of $1,751.3 million outstanding at an average all-in rate of 7.56%. We incurred approximately $130.1 million of interest and unused commitment fees as of December 31, 2025, respectively, which is included in interest expense on the consolidated statements of operations. The carrying values of borrowings outstanding under the debt facilities approximate fair value. See Note 5 to the consolidated financial statements for information on the Company’s debt.

Portfolio and Investment Activity
As of December 31, 2025, based on fair value, our portfolio consisted of 97.58% first lien senior secured debt investments and 2.42% investments in affiliated funds, that hold our equity co-investments. As of December 31, 2024, based on fair value, our portfolio consisted of 97.45% first lien senior secured debt investments and 2.55% investments in affiliated funds, that hold our equity co-investments.

As of December 31, 2025, we had investments in 265 portfolio companies with an aggregate fair value of $4.3 billion. As of December 31, 2024, we had investments in 234 portfolio companies with an aggregate fair value of $3.2 billion.
Our investment activity for the year ended December 31, 2025 and December 31, 2024 is presented below (information presented herein is at par value unless otherwise indicated).

(Amounts in thousands)	December 31, 2025	December 31, 2024
Principal amount of investments committed (including add-ons):
First lien senior secured debt investments	$2,122,305	$2,789,994
Sponsor subordinated note	396	—
Investment in affiliated funds	17,557	27,394
Total principal amount of investments committed	$2,140,258	$2,817,388
Principal amount of investments sold or repaid:
First lien senior secured debt investments	$(729,063)	$(524,057)
Investment in affiliated funds	(6,243)	(7,017)
Total principal amount of investments sold or repaid	$(735,306)	$(531,074)
New debt investments(1):
New commitments	$1,244,393	$1,610,849
Number of new commitments in new portfolio companies(2)	55	54
Average new commitment amount	$22,625	$29,831
Weighted average term for new commitments (in years)	5.2	5.1
Percentage of new commitments at floating rates	99.9%	100.0%
Percentage of new commitments at fixed rates	—%	—%
(1)Amounts shown exclude add-on transactions to existing portfolio companies during the period.
(2)Number of new debt investment commitments represent commitments to a particular portfolio company.
As of December 31, 2025 and December 31, 2024 our investments consisted of the following:

	December 31, 2025		December 31, 2024
(Amounts in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
First lien senior secured debt	$4,189,885	$4,173,995	$3,084,605	$3,080,554
Sponsor subordinated note	413	59	14	15
Investment in affiliated funds	87,345	103,670	74,552	80,654
Total investments	$4,277,643	$4,277,724	$3,159,171	$3,161,223

The table below describes investments by industry composition based on fair value as of December 31, 2025 and December 31, 2024:

	December 31, 2025(1)	December 31, 2024(1)
Aerospace and defense	2.0%	2.1%
Air freight and logistics	0.5%	0.7%
Auto components	2.7%	3.6%
Building products	0.5%	0.5%
Chemicals	2.3%	1.3%
Commercial services and supplies	3.3%	3.7%
Construction and engineering	4.3%	3.4%
Containers and packaging	2.5%	2.6%
Distributors	—%	0.1%
Diversified consumer services	6.8%	6.0%
Diversified telecommunication services	—%	0.2%
Electrical equipment	1.6%	1.6%
Electronic equipment, instruments and components	1.0%	0.1%
Food and staples retailing	2.1%	1.5%
Food products	2.3%	2.1%
Gas utilities	—%	—%
Health care equipment and supplies	2.7%	2.9%
Health care providers and services	25.2%	24.9%
Health care technology	1.1%	1.2%
Household durables	3.5%	4.3%
Industrial Conglomerates	0.4%	0.5%
Insurance	0.5%	0.3%
Interactive Media & Services	0.5%	0.7%
Internet and direct marketing retail	0.5%	0.7%
IT services	2.9%	1.8%
Leisure equipment and products	0.2%	0.2%
Leisure products	—%	—%
Life sciences tools and services	1.5%	1.4%
Machinery	3.3%	4.1%
Media	7.8%	9.2%
Metals and mining	—%	0.1%
Multiline Retail	1.3%	1.6%
Multisector holdings	2.4%	2.6%
Pharmaceuticals	—%	—%
Personal products	—%	—%
Professional services	0.9%	1.1%
Real estate management and development	0.1%	0.1%
Semiconductors and semiconductor equipment	—%	—%
Software	2.3%	2.8%
Specialty retail	0.6%	0.5%
Textiles, apparel and luxury goods	0.8%	1.1%
Trading companies and distributors	9.5%	8.3%
Water utilities	0.1%	0.1%
Total	100.0%	100.0%
(1) Certain industries round to less than 0.1% as of December 31, 2025 and December 31, 2024.

As of December 31, 2025, approximately 100.0% of our investments were based in the United States and approximately 0.0% were based in Canada. As of December 31, 2024, 100% of our investments were based in the United States and 0.0% were based in Canada.
The weighted average yields and interest rates of our funded debt investments as of December 31, 2025 and December 31, 2024 were as follows:

	December 31, 2025	December 31, 2024
Weighted average total yield of funded debt investments at cost (1)	9.1%	10.1%
Weighted average total yield of funded debt investments at fair value(1)	9.1%	10.1%
Weighted average spread over reference rates of all floating rate funded debt investments	5.3%	5.6%
(1)Calculated using actual interest rates in effect as of December 31, 2025 and December 31, 2024 based on borrower elections.

The weighted average yield of our funded debt investments is not the same as a return on investment for our shareholders but, rather, relates to a portion of our investment portfolio and is calculated before the payment of all of our and our subsidiaries’ fees and expenses. The weighted average yield was computed using the effective interest rates of each investment as of each respective date, including accretion of original issue discount, but excluding investments on non-accrual status, if any. There can be no assurance that the weighted average yield will remain at its current level.

Our Adviser monitors our portfolio companies on an ongoing basis. It monitors the financial trends of each portfolio company to determine if they are meeting their respective business plans and to assess the appropriate course of action with respect to each portfolio company. Our Adviser has several methods of evaluating and monitoring the performance and fair value of our investments, which may include the following:

•assessment of success of the portfolio company in adhering to its business plan and compliance with covenants;
•periodic and regular contact with portfolio company management and, if appropriate, the financial or strategic sponsor, to discuss financial position, requirements and accomplishments;
•comparisons to other companies in the portfolio company’s industry; and
•review of monthly or quarterly financial statements and financial projections for portfolio companies.

As part of the monitoring process, our Adviser employs an investment rating system to categorize our investments. In addition to various risk management and monitoring tools, our Adviser rates the credit risk of all debt investments on a scale of A to F. This system is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), although it may also take into account the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. The rating system is as follows:

Investment Rating	Description
A	A loan supported by exceptional financial strength, stability and liquidity;
B	As a general rule, a new transaction will be risk rated a “B” loan. Overtime, a “B” loan is supported by good financial strength, stability and liquidity;
C	A loan that is exhibiting deteriorating trends, which if not corrected could jeopardize repayment of the debt. In general, a default by the borrower of one of its financial performance covenants (leverage or coverage ratios) would warrant a downgrade of a loan to a risk rating of “C”;
D	A loan that has a well-defined weakness that jeopardizes the repayment of the debt or the ongoing enterprise value of the borrower;
E	A loan that has an uncured payment default; and
F	An asset that is considered uncollectible or of such little value that its continuance as a booked asset is unwarranted.
Our Adviser rates the investments in our portfolio at least quarterly and it is possible that the rating of a portfolio investment may be reduced or increased over time. For investments rated C through F, our Adviser enhances its level of scrutiny over the monitoring of such portfolio company.

The following table shows the composition of our debt investments on the A to F rating scale as of December 31, 2025 and December 31, 2024:

	December 31, 2025		December 31, 2024
Investment Rating	Investments at Fair Value	Percentage of Total Debt Investments	Investments at Fair Value	Percentage of Total Debt Investments
(Amounts in thousands)
A	$—	—	$—	—
B	4,035,067	96.7%	3,037,796	98.6%
C	117,907	2.8%	29,483	0.9%
D	12,377	0.3%	8,179	0.3%
E	8,703	0.2%	5,111	0.2%
F	—	—	—	—
Total	$4,174,054	100.0%	$3,080,569	100.0%

The following table shows the amortized cost of our performing and non-accrual debt investments as of December 31, 2025 and December 31, 2024:

	December 31, 2025		December 31, 2024
(Amounts in thousands)	Amortized Cost	Percentage	Amortized Cost	Percentage
Performing	$4,269,041	99.8%	$3,078,161	99.8%
Non-accrual	8,602	0.2%	6,458	0.2%
Total	$4,277,643	100.0%	$3,084,619	100.0%

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon the Adviser’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in the Adviser’s judgment, are likely to remain current. Management may make exceptions to this treatment and determine to not place a loan on non-accrual status if the loan has sufficient collateral value and is in the process of collection.

Results of Operations

The following table represents the operating results for the year ended December 31, 2025 and December 31, 2024:

(Amounts in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Total investment income	$398,036	$278,239
Less: expenses and taxes	203,714	142,223
Net investment income (loss)	194,322	136,016
Net realized gain (loss)	1,706	3,967
Net change in unrealized gain (loss)	(2,484)	(9,466)
Net increase (decrease) in net assets resulting from operations	$193,544	$130,517

Net increase (decrease) in net assets resulting from operations can vary from period to period as a result of various factors,

including the level of new investment commitments, expenses, the recognition of realized gains and losses and changes in unrealized appreciation and depreciation on the investment portfolio.

Investment Income

Investment income for the year ended December 31, 2025 and December 31, 2024, were as follows:

(Amounts in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Interest	$384,719	$269,645
Payment-in-kind interest	5,173	2,249
Other	6,721	6,345
Dividends	1,423	—
Total investment income	398,036	278,239

Increases in investment income were driven by deployment of capital, and an increase in investment activity. Total investments as of December 31, 2025 were $4.3 billion as compared to $3.2 billion as of December 31, 2024.

Expenses
Expenses for the year ended December 31, 2025 and December 31, 2024, were as follows:

(Amounts in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Interest	$135,690	$98,006
Income incentive fees	27,950	19,400
Capital gains incentive fees	—	(496)
Management fees	23,665	14,813
Other	4,466	1,992
Professional fees	2,877	2,472
Offering costs	2,012	1,460
Administrative fees	1,372	1,525
Accounting fees	743	757
Insurance fees	498	766
Trustees' fees	233	206
Distribution and shareholder servicing fees
Class S	1,676	560
Class D	6	3
Total expenses	$201,188	$141,464
Distribution and shareholder servicing fees waived
Class S	(328)	(316)
Class D	(4)	—
Net expenses	$200,856	$141,148

Increases in interest and other expenses were driven by the Company’s continued deployment of capital, elevated interest rates and an increase in investment activity and leverage.

Increases in incentive fees are correlated to an increase in net assets resulting from operations. For the year ended December 31, 2025 and December 31, 2024, there were net increases in net assets resulting from operations of $193.5 million, and $130.5 million, respectively. Increases in management fees for the year ended December 31, 2025 and December 31, 2024 were driven by the increase in net assets during the periods presented. The increase in net assets was primarily driven by capital activity.

Under the terms of the Administration Agreement and Investment Management Agreement, we reimburse the Administrator and Adviser, respectively, for services performed for us. In addition, pursuant to the terms of these agreements, the Administrator and Adviser may delegate its obligations under these agreements to an affiliate or to a third party and we reimburse the Administrator and Adviser for any services performed for us by such affiliate or third party.
For the year ended December 31, 2025, the Administrator charged approximately $1.4 million for certain costs and expenses allocable to the Company under the terms of the Administration Agreement. For the year ended December 31, 2024, the Administrator charged approximately $1.5 million for certain costs and expenses allocable to the Company under the terms of the Administration Agreement.

Income Taxes, including Excise Taxes

We have elected to be treated as a RIC under Subchapter M of the Code, and we intend to operate in a manner so as to continue to qualify for the tax treatment applicable to RICs. To continue to qualify for tax treatment as a RIC, we must, among other things, distribute to our shareholders in each taxable year generally at least 90% of our investment company taxable income, as defined by the Code, and net tax-exempt income for that taxable year. To maintain our tax treatment as a RIC, we, among other things, intend to make the requisite distributions to our shareholders, which generally relieves us from corporate-level U.S. federal income taxes.
Depending on the level of taxable income earned in a tax year, we may carry forward taxable income (including net capital gains, if any) in excess of current year dividend distributions from the current tax year into the next tax year and pay a nondeductible 4% U.S. federal excise tax on such taxable income, as required. To the extent that we determine that our estimated current year annual taxable income will be in excess of estimated current year dividend distributions from such income, we will accrue excise tax on estimated excess taxable income. As of December 31, 2025, we did not accrue U.S. federal excise tax.
We conduct certain activities through our wholly-owned subsidiaries, Twin Brook Equity XVIII Corp., and Twin Brook Equity XXXIII Corp., both of which are Delaware corporations. They are treated as corporations for United States federal income tax purposes and are subject to U.S. federal, state or local income tax. For the year ended December 31, 2025, the Company accrued $496,000 current federal tax which is included in “current federal tax” on the consolidated statements of operations and $2.4 million of deferred federal tax related to the corporations which is included in “deferred federal tax provision” on the consolidated statements of operations. For the year ended December 31, 2024, the Company accrued $870,000 current federal tax which is included in “current federal tax” on the consolidated statements of operations and $205,000 of deferred federal tax related to the corporations, which is included in “deferred federal tax provision” on the consolidated statements of operations. On December 23, 2024, Twin Brook Equity XVIII Corp. was merged with and into its direct parent, Twin Brook Equity XXXIII Corp., with Twin Brook Equity XXXIII Corp. continuing as the surviving entity.
Net Change in Unrealized Gains (Losses) on Investment Transactions
We fair value our portfolio investments quarterly and any changes in fair value are recorded as unrealized gains or losses. For the year ended December 31, 2025 and December 31, 2024, the net change in unrealized gains (losses) on our investment transactions were as follows:

(Amounts in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Non-controlled, non-affiliated investments	$(12,194)	$(3,371)
Non-controlled, affiliated investments	10,223	1,623
Interest rate swaps and options	(461)	(7,808)

Foreign currency forward contracts	(52)	90
Net change in unrealized gain (loss) on investment transactions	$(2,484)	$(9,466)
For the year ended December 31, 2025, the net unrealized losses from non-affiliated investments were primarily driven by increased market volatility, offset by unrealized gains driven on equity investments through our interest in the affiliated funds, Twin Brook Equity Holdings, LLC and Twin Brook Segregated Equity Holdings, LLC. The unrealized loss on interest rate swaps and options represents the unrealized losses on interest rate options from changes in SOFR.
Net Realized Gains (Losses) on Investment Transactions
The realized gains and losses on fully and partially exited portfolio companies for the year ended December 31, 2025 and December 31, 2024, were as follows:

(Amounts in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024
Non-controlled, non-affiliated investments	$183	$6
Non-controlled, affiliated investments	1,479	3,940
Foreign currency forward contracts	44	21
Net realized gain (loss) on investments	$1,706	$3,967

Financial Condition, Liquidity, and Capital Resources

Our liquidity and capital resources are generated primarily from the net proceeds of our continuous offering of common shares, cash flows from interest, dividends and fees earned from our investments and principal repayments, and credit facilities. The primary uses of our cash are (1) investments in portfolio companies and other investments to comply with certain portfolio diversification requirements, (2) the cost of operations (including paying our Adviser and Administrator or its affiliates), (3) debt service of any borrowings and (4) cash distributions to the holders of our shares.
We may from time to time increase the size of our existing credit facilities. Any such incurrence would be subject to prevailing market conditions, our liquidity requirements, contractual and regulatory restrictions and other factors. In accordance with the 1940 Act, with certain limited exceptions, we are only allowed to incur borrowings, issue debt securities or issue preferred stock, if immediately after the borrowing or issuance, the ratio of total assets (less total liabilities other than indebtedness) to total indebtedness plus preferred stock, is at least 150%. As market conditions permit and at the discretion of our Adviser, we currently estimate that our portfolio will be approximately 1.00-1.10x levered consistent with our target leverage profile of 0.90x – 1.25x. There were $2.03 billion outstanding borrowings as of December 31, 2025. We seek to carefully consider our unfunded commitments for the purpose of planning our ongoing financial leverage. Further, we maintain sufficient borrowing capacity within the 150% asset coverage limitation to cover any outstanding unfunded commitments we are required to fund.
Cash for the year ended December 31, 2025, taken together with our available debt capacity of $777.8 million, is expected to be sufficient for our investing activities and to conduct our operations.
As of December 31, 2025, we had $184.8 million in cash. For the year ended December 31, 2025, we used $917.3 million in cash for operating activities, primarily as a result of funding portfolio investments of $1,806.9 million and partially offset by other operating activities of $889.6 million. Cash provided by financing activities was $941.0 million during the period, primarily the result of proceeds from the issuance of common shares and debt borrowings.
On March 19, 2024, we issued $90 million, 7.69% senior unsecured notes due March 19, 2027 and $150 million, 7.78% senior unsecured notes due March 19, 2029. In addition, during the fourth quarter 2024, we issued (i) $85 million aggregate principal amount of 6.42% Series B Senior Notes, Tranche A, due October 15, 2028, (ii) $25 million aggregate principal amount of Series B Senior Notes, Tranche B, due October 15, 2029 to be issued at a floating rate, and (iii) $290 million aggregate principal amount of 6.52% Series B Senior Notes, Tranche C, due October 15, 2029.

Equity

At the effective time of the Private BDC Merger (the “Effective Time”), common shares of beneficial interest, par value $0.001 per share, of Private BDC outstanding immediately prior to the Effective Time were converted into a number of Class I shares of beneficial interest, par value $0.001 per share, of the Fund equal to a ratio of one to one. As a result, the Fund issued an aggregate of approximately 20.9 million Common Shares to former Private BDC shareholders. The Common Shares issued and outstanding immediately prior to the Effective Time remained outstanding upon the Effective Time and were unaffected by the Private BDC Merger. As a result, immediately following the Private BDC Merger, the Fund had approximately 20,945,030 Class I shares outstanding, and no Class S or D shares outstanding.

As of December 31, 2025, the Company had 94,659,223 shares issued and outstanding with a par value of $0.001 per share.
The following tables summarize transactions in common shares for the year ended December 31, 2025 and December 31, 2024:

	Year Ended December 31, 2025
	Shares	Amount in Thousands
Class I:
Proceeds from shares sold	27,389,033	$691,367
Share transfers between classes	9,900	251
Distributions reinvested	1,769,526	44,913
Repurchased shares, net of early repurchase reduction	(2,759,070)	(69,554)
Net increase (decrease)	26,409,389	$666,977

	Year Ended December 31, 2025
	Shares	Amount in Thousands
Class S:
Proceeds from shares sold	6,952,639	$175,641
Share transfers between classes	(6,911)	(175)
Distributions reinvested	365,137	9,231
Repurchased shares, net of early repurchase reduction	(34,630)	(858)
Net increase (decrease)	7,276,235	$183,839

	Year Ended December 31, 2025
	Shares	Amount in Thousands
Class D:
Proceeds from shares sold	57,006	$1,347
Share transfers between classes	(2,989)	(76)
Distributions reinvested	2,940	73
Repurchased shares, net of early repurchase reduction	(8,700)	(220)
Net increase (decrease)	48,257	$1,124

	Year Ended December 31, 2024
	Shares	Amount in Thousands
Class I:
Proceeds from shares sold	25,899,530	$658,537
Share transfers between classes	106,986	2,723
Distributions reinvested	963,461	24,497
Repurchased shares, net of early repurchase reduction	(90,917)	(2,282)
Net increase (decrease)	26,879,060	$683,475

	Year Ended December 31, 2024
	Shares	Amount in Thousands
Class S:
Proceeds from shares sold	2,481,562	$63,094
Share transfers between classes	(91,641)	(2,333)
Distributions reinvested	158,631	4,033
Repurchased shares, net of early repurchase reduction	—	—
Net increase (decrease)	2,548,552	$64,794

	Year Ended December 31, 2024
	Shares	Amount in Thousands
Class D:
Proceeds from shares sold	72,525	$1,842
Share transfers between classes	(15,344)	(390)
Distributions reinvested	2,498	66
Net increase (decrease)	59,679	$1,518

Net Asset Value per Share and Offering Price
The Company determines the NAV for each class of shares as of the last day of each calendar month. Share issuances related to monthly subscriptions are effective the first calendar day of each month. Shares are issued at an offering price equivalent to the most recent NAV per share available for each share class, which will be the prior calendar day NAV per share (i.e. the prior month-end NAV). The following table presents each month-end NAV per share for the common shares for the year ended December 31, 2025:

	NAV Per Share
For the Months Ended	Class I	Class S	Class D
January 31, 2025	$25.28	$25.28	$25.28
February 28, 2025	$25.28	$25.28	$25.28
March 31, 2025	$25.29	$25.29	$25.29
April 30, 2025	$25.30	$25.30	$25.30
May 31, 2025	$25.29	$25.29	$25.29
June 30, 2025	$25.31	$25.31	$25.31
July 31, 2025	$25.29	$25.29	$25.29
August 31, 2025	$25.30	$25.30	$25.30
September 30, 2025	$25.15	$25.15	$25.15
October 31, 2025	$25.17	$25.17	$25.17
November 30, 2025	$25.15	$25.15	$25.15
December 31, 2025	$25.19	$25.19	$25.19

Dividends
We plan to make monthly dividends at the Board’s discretion. The following tables reflect dividends declared on common shares for the year ended December 31, 2025:

Year Ended December 31, 2025
			Class I
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
January 28, 2025	January 31, 2025	February 26, 2025	$0.2300	$13,438
February 25, 2025	February 28, 2025	March 27, 2025	$0.2200	$13,365
March 28, 2025	March 31, 2025	April 28, 2025	$0.2200	$13,788
April 27, 2025	April 30, 2025	May 28, 2025	$0.2200	$14,121
May 28, 2025	May 31, 2025	June 26, 2025	$0.2200	$14,580
June 27, 2025	June 30, 2025	July 29, 2025	$0.2200	$14,969
July 28, 2025	July 31, 2025	August 29, 2025	$0.2200	$15,479
August 28, 2025	August 31, 2025	September 30, 2025	$0.2200	$16,136
September 27, 2025	September 30, 2025	October 31, 2025	$0.2200	$16,525
October 23, 2025	October 31, 2025	November 28, 2025	$0.2200	$16,854
November 26, 2025	November 30, 2025	December 31, 2025	$0.2100	$16,460
December 29, 2025	December 31, 2025	January 30, 2026	$0.2000	$16,933

Year Ended December 31, 2025
			Class S
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
January 28, 2025	January 31, 2025	February 26, 2025	$0.2171	$933
February 25, 2025	February 28, 2025	March 27, 2025	$0.2084	$969
March 28, 2025	March 31, 2025	April 28, 2025	$0.2071	$1,159
April 27, 2025	April 30, 2025	May 28, 2025	$0.2075	$1,307
May 28, 2025	May 31, 2025	June 26, 2025	$0.2071	$1,467
June 27, 2025	June 30, 2025	July 29, 2025	$0.2075	$1,563
July 28, 2025	July 31, 2025	August 29, 2025	$0.2071	$1,691
August 28, 2025	August 31, 2025	September 30, 2025	$0.2071	$1,843
September 27, 2025	September 30, 2025	October 31, 2025	$0.2075	$1,965
October 23, 2025	October 31, 2025	November 28, 2025	$0.2018	$2,020
November 26, 2025	November 30, 2025	December 31, 2025	$0.1924	$2,020
December 29, 2025	December 31, 2025	January 30, 2026	$0.1818	$2,003

Year Ended December 31, 2025
			Class D
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
January 28, 2025	January 31, 2025	February 26, 2025	$0.2300	$16
February 25, 2025	February 28, 2025	March 27, 2025	$0.2200	$17
March 28, 2025	March 31, 2025	April 28, 2025	$0.2200	$17
April 27, 2025	April 30, 2025	May 28, 2025	$0.2200	$17
May 28, 2025	May 31, 2025	June 26, 2025	$0.2200	$19
June 27, 2025	June 30, 2025	July 29, 2025	$0.2200	$19
July 28, 2025	July 31, 2025	August 29, 2025	$0.2200	$21
August 28, 2025	August 31, 2025	September 30, 2025	$0.2200	$22
September 27, 2025	September 30, 2025	October 31, 2025	$0.2200	$23
October 23, 2025	October 31, 2025	November 28, 2025	$0.2147	$22
November 26, 2025	November 30, 2025	December 31, 2025	$0.2048	$22
December 29, 2025	December 31, 2025	January 30, 2026	$0.1947	$23

The following table reflects dividends declared on common shares for the year ended December 31, 2024:

Year Ended December 31, 2024
			Class I
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
January 28, 2024	January 31, 2024	February 27, 2024	$0.2300	7,355
February 26, 2024	February 29, 2024	March 27, 2024	$0.2300	7,809
March 28, 2024	March 31, 2024	April 26, 2024	$0.2300	9,064
April 27, 2024	April 30, 2024	May 29, 2024	$0.2300	9,566
May 28, 2024	May 31, 2024	June 26, 2024	$0.2300	9,937
June 27, 2024	June 30, 2024	July 29, 2024	$0.2300	10,987
July 28, 2024	July 31, 2024	August 28, 2024	$0.2300	11,247
August 28, 2024	August 31, 2024	September 26, 2024	$0.2400	12,183
September 27, 2024	September 30, 2024	October 29, 2024	$0.2400	12,615
October 28, 2024	October 31, 2024	November 26, 2024	$0.2400	12,899
November 27, 2024	November 30, 2024	December 27, 2024	$0.2400	13,373
December 28, 2024	December 31, 2024	January 29, 2025	$0.2400	13,710

Year Ended December 31, 2024
			Class S
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
January 28, 2024	January 31, 2024	February 27, 2024	$0.2246	329
February 26, 2024	February 29, 2024	March 27, 2024	$0.2250	363
March 28, 2024	March 31, 2024	April 26, 2024	$0.2246	410
April 27, 2024	April 30, 2024	May 29, 2024	$0.2248	439
May 28, 2024	May 31, 2024	June 26, 2024	$0.2246	531
June 27, 2024	June 30, 2024	July 29, 2024	$0.2248	575
July 28, 2024	July 31, 2024	August 28, 2024	$0.2246	603
August 28, 2024	August 31, 2024	September 26, 2024	$0.2346	686
September 27, 2024	September 30, 2024	October 29, 2024	$0.2348	724
October 28, 2024	October 31, 2024	November 26, 2024	$0.2271	740
November 27, 2024	November 30, 2024	December 27, 2024	$0.2275	801
December 28, 2024	December 31, 2024	January 29, 2025	$0.2271	847

Year Ended December 31, 2024
			Class D
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
January 28, 2024	January 31, 2024	February 27, 2024	$0.2246	3
February 26, 2024	February 29, 2024	March 27, 2024	$0.2250	11
March 28, 2024	March 31, 2024	April 26, 2024	$0.2246	12
April 27, 2024	April 30, 2024	May 29, 2024	$0.2248	10
May 28, 2024	May 31, 2024	June 26, 2024	$0.2246	10
June 27, 2024	June 30, 2024	July 29, 2024	$0.2248	6
July 28, 2024	July 31, 2024	August 28, 2024	$0.2246	7
August 28, 2024	August 31, 2024	September 26, 2024	$0.2346	10
September 27, 2024	September 30, 2024	October 29, 2024	$0.2348	11
October 28, 2024	October 31, 2024	November 26, 2024	$0.2346	14
November 27, 2024	November 30, 2024	December 27, 2024	$0.2348	17
December 28, 2024	December 31, 2024	January 29, 2025	$0.2400	17

Character of Distributions
The Fund may fund its cash distributions to shareholders from any source of funds available to the Company, including but not limited to offering proceeds, borrowings, net investment income from operations, capital gains proceeds from the sale of assets, non-capital gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and fee and expense reimbursement waivers from the Adviser, which is subject to recoupment, or the Administrator, if any.

During the year ended December 31, 2025, $198.1 million and $3.75 million of the dividends declared were derived from ordinary income and capital gains, respectively, as determined on a tax basis. All of the dividends declared for the year ended December 31, 2024 and December 31, 2023 were derived from ordinary income, as determined on a tax basis. Taxable income is an estimate and is not fully determined until the Company’s tax return is filed.

Distribution Reinvestment Plan
The Fund has adopted a distribution reinvestment plan, pursuant to which it reinvests all cash dividends declared by the Board on behalf of its shareholders who do not elect to receive their dividends in cash. As a result, if the Board authorizes, and the Fund declares, a cash dividend or other distribution, then shareholders who have not opted out of our Fund’s distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.
Share Repurchase Plan
The Company has commenced a share repurchase program under which, at the discretion of the Board, the Company may repurchase, in each quarter, up to 5% of the NAV of the Company’s Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. For the avoidance of doubt, such target amount is assessed each calendar quarter. The Board may amend or suspend the share repurchase program at any time (including to offer to purchase fewer shares) if in its reasonable judgment it deems such action to be in the best interest of shareholders, such as when a repurchase offer would place an undue burden on the Company’s liquidity, adversely affect the Company’s operations or risk having an adverse impact on the Company that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter, or may only be available in an amount less than 5% of our Common Shares outstanding.

The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of a tender offer will be retired and thereafter will be authorized and unissued shares.

Under the share repurchase plan, to the extent the Company offers to repurchase shares in any particular quarter, the Company expects to repurchase shares pursuant to tender offers on or around the last business day of that quarter (the “Repurchase Date”) using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders.

The following table presents the share repurchases completed during the year ended December 31, 2025:

Tender Offer Expiration Date	Total Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased(1)	Price paid Per Share	Tender Offer Valuation Date	Amount Repurchased (all classes) (in thousands)(2)	Maximum number of shares that may yet be purchased under the repurchase plan(3)
January 29, 2025	259,680	0.4%	$25.30	December 31, 2024	$6,564	0
April 25, 2025	1,248,893	1.7%	$25.29	March 31, 2025	$31,530	0
July 28, 2025	249,741	0.3%	$25.31	June 30, 2025	$6,315	0
October 28, 2025	204,639	0.2%	$25.15	September 30, 2025	$5,108	0
December 12, 2025	839,446	0.9%	$25.19	December 31, 2025	$21,115	0

The following table presents the share repurchases completed during the year ended December 31, 2024:

Tender Offer Expiration Date	Total Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased(1)	Price paid Per Share	Tender Offer Valuation Date	Amount Repurchased (all classes) (in thousands)(2)	Maximum number of shares that may yet be purchased under the repurchase plan(3)
January 30, 2024	19,539	0.1%	$25.43	December 31, 2023	$487	0
April 25, 2024	—	—%	$25.40	March 31, 2024	$—	0
July 26, 2024	38,837	0.1%	$25.45	June 30, 2024	$969	0
October 28, 2024	32,540	0.1%	$25.47	September 30, 2024	$827	0
(1) Percentage is based on total shares as of the close of the previous calendar quarter.
(2) Amounts shown net of Early Repurchase Deduction.
(3) All repurchases were satisfied in full.

Capital inflows from January 1, 2026 through March 16, 2026 were approximately $187 million, not including March dividend reinvestments. First quarter 2026 repurchase requests were approximately 1.3% of shares outstanding as of December 31, 2025, (or approximately $31 million based on December 31, 2025 NAV). The Company will honor all tenders for the latest quarterly repurchase period, which ended March 5, 2026. The foregoing capital inflow and repurchase request amounts are estimates based on information provided by the Company’s transfer agent. The Company will disclose the final dollar value of first quarter repurchases in April (after striking March 31, 2026 NAV) as part of the Company’s ordinary course filings.

Debt
In accordance with the 1940 Act, the Company can borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowings, subject to certain limitations.
As of December 31, 2025 and December 31, 2024, the asset coverage ratio was 217.8% and 188.3%, respectively.

For the year ended December 31, 2025, December 31, 2024 and December 31, 2023 the components of interest expense were as follows:

(Amounts in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Interest expense	$130,103	$93,575	$41,029
Amortization of deferred financing costs	7,159	4,348	1,921
(Gain) loss from interest rate swaps accounted for as hedges and related hedged items
Interest rate swaps	(14,361)	(5,218)	—
Hedged items	12,789	5,301	—
Total interest expense	$135,690	$98,006	$42,950
Average interest rate	6.71%	7.56%	7.71%
Average daily borrowings	$1,786,069	$1,097,167	$464,312
Credit Facilities
On June 17, 2022, Twin Brook Capital Funding XXXIII MSPV, LLC, as borrower (the “MSPV Borrower”), an indirect, wholly-owned subsidiary of the Company, entered into a new loan and servicing agreement (as amended, supplemented or otherwise modified from time to time, the “MSPV Credit Facility”). The MSPV Credit Facility is secured by the MSPV Borrower’s investments. The obligation of the lenders to make revolving commitments under the MSPV Credit Facility will terminate on June 17, 2027 (the “Reinvestment Period”) with a scheduled final maturity date of May 28, 2029. The revolving loans are subject to an interest rate, during the Reinvestment Period, of Term SOFR plus 2.20% per annum and thereafter, Term SOFR plus 2.70% per annum.

On December 13, 2022, Twin Brook Capital Funding XXXIII ASPV, LLC, as borrower (the “ASPV Borrower”), an indirect, wholly-owned subsidiary of the Company, entered into a new Loan, Security and Collateral Management Agreement (as amended, supplemented or otherwise modified from time to time, the “ASPV Credit Facility”). The
ASPV Credit Facility is secured by the ASPV Borrower’s investments. The obligation of the lenders to make revolving commitments under the ASPV Credit Facility will terminate on October 2, 2028 (the “Reinvestment Period”) with a scheduled final maturity date of October 2, 2030. The revolving loans are subject to an interest rate of daily simple SOFR plus 1.90% per annum.

On November 17, 2023, the Company, as borrower, entered into a new Senior Secured Revolving Credit Agreement (as amended, supplemented or otherwise modified from time to time, the “Truist Credit Facility”), with the lenders and issuing banks party thereto and Truist Bank, as administrative agent.The Truist Credit Facility is guaranteed by Twin Brook Capital Funding XXXIII, LLC (the “Guarantor”), a direct and wholly owned subsidiary of the Company, and will be guaranteed by certain domestic subsidiaries of the Company that are formed or acquired by the Company in the future. The termination date of the lenders’ obligation to make loans under the Truist Credit Facility is October 1, 2029 and the final scheduled maturity date is October 1, 2030. The revolving loans will be subject to an interest rate of, at the Company’s option, adjusted term SOFR plus 1.875% or the alternate base rate plus 0.875%. The Truist Credit Facility is secured by all assets of the Company and the Guarantor. The Company is subject to meet financial covenants under the Truist Credit Facility agreement.
Private Placement Notes - Series A

On March 19, 2024, the Company entered into a Note Purchase Agreement, governing the issuance of $90,000,000 aggregate principal amount of 7.69% Series A Senior Notes, Tranche A, due March 19, 2027 (the “Tranche A Notes”) and $150,000,000 aggregate principal amount of 7.78% Series A Senior Notes, Tranche B, due March 19, 2029 (the “Tranche B Notes”), to qualified institutional investors in a private placement. The Tranche A Notes and the Tranche B Notes bear interest at a rate equal to 7.69% per annum and 7.78% per annum, respectively. The Tranche A Notes and the Tranche B Notes are guaranteed by Twin Brook Capital Funding XXXIII, LLC, a subsidiary of the Company.

In connection with the Tranche A Notes and the Tranche B Notes, the Company entered into interest rate swaps to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the Tranche A Notes and the Tranche B Notes in a qualifying hedge accounting relationship.

Private Placement Notes - Series B

On October 15, 2024, the Company, entered into a First Supplement to the Master Note Purchase Agreement dated as of March 19, 2024 , governing the issuance of $400 million aggregate principal amount of Series B Notes consisting of (i) $85 million aggregate principal amount of 6.42% Series B Senior Notes, Tranche A, due October 15, 2028 (the “Tranche A Notes”), (ii) $25 million aggregate principal amount of Series B Senior Notes, Tranche B, due October 15, 2029 to be issued at a floating rate (the “Tranche B Notes”), and (iii) $290 million aggregate principal amount of 6.52% Series B Senior Notes, Tranche C, due October 15, 2029 (the “Tranche C Notes,” collectively with the Tranche A Notes and Tranche B Notes, the “Series B Notes”), to qualified institutional investors in a private placement. The Tranche B Notes bear interest at a floating interest rate equal to three-month SOFR plus 3.24% per annum. The Series B Notes are guaranteed by Twin Brook Capital Funding XXXIII, LLC, a subsidiary of the Company.

Private Placement Notes - Series C

On June 30, 2025, the Company entered into a Second Supplement to the Master Note Purchase Agreement dated as of March 19, 2024, governing the issuance of $100 million aggregate principal amount of Series C Notes consisting of (i) $25 million aggregate principal amount of 6.05% Series C Senior Notes, Tranche A, due June 30, 2028 (the “Series C Tranche A Notes”), and (ii) $75 million aggregate principal amount of 6.40% Series C Senior Notes, Tranche B, due June 30, 2030 (the “Series C Tranche B Notes,” together with the Tranche A Notes, the “Series C Notes”), to qualified institutional investors in a private placement. The Series C Tranche A Notes and the Series C Tranche B Notes bear interest at a rate equal to 6.05% per annum and 6.40% per annum, respectively. The Series C Notes are guaranteed by Twin Brook Capital Funding XXXIII, LLC, a subsidiary of the Company.

Debt Securitizations

On May 30, 2024, the Company completed an approximately $445.0 million term debt securitization (the “CLO Transaction”). Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by a subsidiary of the Company, which is consolidated by the Company and subject to the Company’s overall asset coverage requirements. The secured notes issued in the CLO Transaction and the secured loan borrowed in the CLO Transaction were issued and incurred, as applicable, by Twin Brook CLO 2024-1 LLC (the “Issuer”), an indirect, wholly-owned, consolidated subsidiary of the Company, and are backed by a portfolio of collateral obligations consisting of middle market loans and participation interests in middle market loans as well as by other assets of the Issuer.

The following table presents information on the secured notes and equity interests in the CLO Transaction:

	As of December 31, 2025
(Amounts in thousands)	Principal Outstanding	Interest Rate	Credit Rating
Class A Senior Secured Floating Rate Notes	$161,000	SOFR + 1.90%	AAA(sf)
Class A-L Senior Secured Floating Rate Loans	$100,000	SOFR + 1.90%	AAA(sf)
Class B Senior Secured Floating Rate Notes	$45,000	SOFR + 2.30%	AA(sf)
Class C Senior Secured Floating Rate Notes	$36,000	SOFR + 2.95%	A(sf)
Class D Senior Secured Floating Rate Notes	$27,000	SOFR + 4.95%	BBB(sf)
Equity Interests[1]	$76,750	None	Not Rated
Total CLO Transaction	$445,750
(1) Equity Interests were retained by the Company as of December 31, 2025.

The secured notes are scheduled to mature on July 20, 2036, unless redeemed by the Issuer, at the direction of the Adviser, serving as collateral manager, on any business day after July 20, 2026.

The Class A Notes, Class A-L Loans, Class B Notes, Class C Notes and Class D Notes (collectively, the “Secured Debt”) are the secured obligations of the Issuer and the Equity Interests are the unsecured obligations of Issuer. The Class A-L Loans may be exchanged by the lenders for Class A Notes at any time, subject to certain conditions under the indenture and related agreements. The indenture governing the CLO Transaction includes customary covenants and events of default.

As part of the CLO Transaction, a wholly owned subsidiary of the Company (the “Retention Holder”) sold and transferred certain middle market loans to the Issuer for the purchase price and other consideration set forth in a loan sale agreement and for future sales from the Retention Holder to the Issuer on an ongoing basis. Such loans constituted the initial portfolio of assets securing the Secured Debt. In connection with such sale and transfer, the Retention Holder made customary representations, warranties and covenants to the Issuer.

The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.

The Adviser serves as collateral manager to Issuer under a collateral management agreement and is entitled to receive fees for providing the services; however, the Adviser has waived its right to receive such fees but may rescind such waiver at any time.

Short-Term Debt

In order to finance certain investment transactions, the Company may, from time to time, enter into financing agreements, whereby the Company transfers to a third party an investment that it holds in exchange for cash for a period of time, generally not to exceed 180-days from the date it was transferred (each a “Short Term Financing Transaction”). At the expiration of the agreement, the Company returns the cash and interest to the third party and receives the original investment transferred.

As of December 31, 2025 and 2024 the Company did not have borrowings under Short-Term Financing Transactions.

Total debt consisted of the following as of December 31, 2025:

	As of December 31, 2025
(Amounts in thousands)	Maximum Principal Amount Committed	Principal Amount Outstanding	Principal Amount Available(1)	Carrying Value(2)	Assets Pledged as Collateral(3)	Fair Value	Fair Value Hierarchy
ASPV Credit Facility	$500,000	$272,600	$59,321	$272,600	$494,373	$272,600	Level 3
MSPV Credit Facility	500,000	386,400	57,296	386,400	684,938	386,400	Level 3
Truist Credit Facility	975,000	256,500	661,179	256,500	2,550,658	256,500	Level 3
Series A Tranche A Notes	90,000	90,000	—	90,406	—	90,965	Level 3
Series A Tranche B Notes	150,000	150,000	—	151,856	—	153,212	Level 3
Series B Tranche A Notes	85,000	85,000	—	86,045	—	84,981	Level 3
Series B Tranche B Notes	25,000	25,000	—	25,000	—	24,999	Level 3
Series B Tranche C Notes	290,000	290,000	—	293,911	—	289,100	Level 3
Series C Tranche A Notes	$25,000	25,000	—	$25,178	—	25,190	Level 3
Series C Tranche B Notes	$75,000	75,000	—	$75,092	—	75,786	Level 3
CLO Transaction	369,000	369,000	—	369,000	444,085	369,000	Level 3
Total	$3,084,000	$2,024,500	$777,796	$2,031,988	$4,174,054	$2,028,733
(1)The amount available reflects any limitations related to the facilities borrowing bases.
(2)Carrying value is inclusive of adjustments for the change in fair value of the effective hedge relationship, if applicable.
(3)Fair market value of the assets held as collateral in the respective credit facility.

Total debt consisted of the following as of December 31, 2024:

	As of December 31, 2024
(Amounts in thousands)	Maximum Principal Amount Committed	Principal Amount Outstanding	Principal Amount Available(1)	Carrying Value	Assets Pledged as Collateral(2)
ASPV Credit Facility	$500,000	$251,300	$69,062	$251,300	$493,142
MSPV Credit Facility	500,000	191,400	101,922	191,400	505,122
Truist Credit Facility	975,000	299,600	546,860	299,600	1,639,675
Series A Tranche A Notes	90,000	90,000	—	89,732	—
Series A Tranche B Notes	150,000	150,000	—	148,799	—
Series B Tranche A Notes	85,000	85,000	—	84,330	—
Series B Tranche B Notes	25,000	25,000	—	25,000	—
Series B Tranche C Notes	290,000	290,000	—	286,838	—
CLO Transaction	369,000	369,000	—	369,000	442,629
Total	$2,984,000	$1,751,300	$717,844	$1,745,999	$3,080,569
(1)The amount available reflects any limitations related to the facilities borrowing bases.
(2)Fair market value of the assets held as collateral in the respective credit facility.
The carrying values of borrowings outstanding under the debt facilities approximated fair value as of December 31, 2024.

Average debt outstanding and weighted average interest rates of outstanding debt for the year ended December 31, 2025 were as follows:

	Year Ended December 31, 2025
	Weighted Average Interest Rate	Average Debt Outstanding (in thousands)
ASPV Credit Facility	6.66%	$285,256
MSPV Credit Facility	6.50%	$354,350
Truist Credit Facility	6.44%	$86,778
Series A Tranche A Notes	7.69%	$90,000
Series A Tranche B Notes	7.78%	$150,000
Series B Tranche A Notes	6.42%	$85,000
Series B Tranche B Notes	7.55%	$25,000
Series B Tranche C Notes	6.52%	$290,000
Series C Tranche A Notes	6.05%	$12,671
Series C Tranche B Notes	6.40%	$38,014
CLO Transaction	6.54%	$369,000
Total Weighted Average	6.71%	$1,786,069

Average debt outstanding and weighted average interest rates of outstanding debt for the year ended December 31, 2024 were as follows:

	Year Ended December 31, 2024
	Weighted Average Interest Rate	Average Debt Outstanding (in thousands)
ASPV Credit Facility	7.79%	$222,353
MSPV Credit Facility	7.55%	$246,270
Truist Credit Facility	7.42%	$159,134
Series A Tranche A Notes	7.69%	$70,820
Series A Tranche B Notes	7.78%	$118,033
Series B Tranche A Notes	6.42%	$18,115
Series B Tranche B Notes	8.10%	$5,328
Series B Tranche C Notes	6.52%	$39,344
CLO Transaction	7.57%	$217,770
Total Weighted Average	7.56%	$1,097,167

As of December 31, 2025 and December 31, 2024, the Company and its subsidiaries were in compliance with all financial covenants and other requirements of each of the credit facilities, notes and the CLO Transaction.

Off-Balance Sheet Arrangements

Portfolio Company Commitments

Our investment portfolio may contain debt investments that are in the form of revolving lines of credit and unfunded delayed draw commitments, which require us to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements. Unfunded portfolio company commitments and funded debt investments are presented on the consolidated schedule of investments at fair value. Unrealized appreciation or depreciation, if any, is included in the consolidated statements of assets and liabilities and consolidated statements of operations.

As of December 31, 2025 and December 31, 2024, we had unfunded commitments, including delayed draw term loans and revolvers, with an aggregate principal amount of $1,152 million and $821 million, respectively.
We seek to carefully manage our unfunded portfolio company commitments for purposes of planning our ongoing financial leverage. Further, we maintain sufficient borrowing capacity within the 150% asset coverage ratio, to cover any outstanding portfolio company unfunded commitments we are required to fund.
Contractual Obligations
A summary of our contractual payment obligations under our borrowing arrangements as of December 31, 2025 is as follows:

	Payment Due by Period
(Amounts in millions)	Total	Less than 1 year	1-3	3-5	More than 5 years
ASPV Credit Facility	$272.6	$—	$272.6	$—	$—
MSPV Credit Facility	$386.4	$—	$386.4	$—	$—
Truist Credit Facility	$256.5	$—	$256.5	$—	$—
Series A Tranche A Notes	$90.0	$—	$90.0	$—	$—
Series A Tranche B Notes	$150.0	$—	$—	$150.0	$—
CLO Transaction	$369.0	$—	$—	$—	$369.0
Series B Tranche A Notes	$85.0	$—	$85.0	$—	$—
Series B Tranche B Notes	$25.0	$—	$—	$25.0	$—
Series B Tranche C Notes	$290.0	$—	$—	$290.0	$—
Series C Tranche A Notes	$25.0	$—	$25.0	$—	$—
Series C Tranche B Notes	$75.0	$—	$—	$75.0	$—
Total	$2,024.5	$—	$1,115.5	$540.0	$369.0

Related Party Transactions

We have entered into a number of business relationships with affiliated or related parties, including the Investment Management Agreement, the Administration Agreement, Expense Support and Conditional Reimbursement Agreement and the Resource Sharing Agreement.

In addition to the aforementioned agreements, we intend to rely on exemptive relief that has been granted to us, our Adviser, and TPG Angelo Gordon to permit us to co-invest with other funds managed by TPG Angelo Gordon in a manner consistent with our investment objective, positions, policies, strategies and restrictions as well as any regulatory requirements and other pertinent factors. See “Notes to Consolidated Financial Statements – Note 6. Agreements and Related Party Transactions” for further description of our related party transactions.

Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Changes in the economic environment, financial markets, and any other parameters used in determining such estimates could cause actual results to differ. Our critical accounting policies should be read in connection with our risk factors described in “Risk Factors” herein. See “Notes to Consolidated Financial Statements – Note 2. Significant Accounting Policies.”

Investments at Fair Value
The Fund applies Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, the Fund discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). ASC 820 establishes three levels of the fair value hierarchy as follows:

Level 1Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Fund has the ability to access at the measurement date;
Level 2Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
Level 3Inputs that are unobservable.
Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, interest rates, specific and broad credit data, liquidity statistics, and other factors. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement; however, the determination of what constitutes “observable” requires significant judgment by the Fund. The Fund considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Fund’s perceived risk of that instrument.
The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Fund, the Board, and the Adviser in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.
Investments in investment funds include vehicles structured for the purpose of investing in privately held common and preferred equity interests. Fair values are generally determined utilizing the NAV supplied by, or on behalf of, management of each investment fund, which is net of management and incentive fees or allocations charged by the investment fund, if applicable, and is in accordance with the “practical expedient”, as defined by FASB Accounting Standards Update 2009-12, Investments in Certain Entities that Calculate NAV per Share. NAVs received by, or on behalf of, management of each investment fund are based on the fair value of the investment funds’ underlying investments in accordance with policies established by management of each investment fund, as described in each of their financial statements and offering memorandum. Withdrawals and distributions from investments in investment funds are at the discretion of the Adviser and may depend on the liquidation of underlying assets. Investments which are valued using NAV as a practical expedient are excluded from the above hierarchy.

The Board has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act (“Rule 2a-5”), and in that role, the Adviser is responsible for performing fair value determinations relating to all of the Fund’s investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board. Even though the Board designated the Adviser as “valuation designee,” the Board is ultimately responsible for fair value determinations under the 1940 Act.
Under the valuation policies and procedures that have been approved by the Board, the Adviser conducts a multi-step valuation process, which includes, among other procedures, the following:
•The valuation process begins with each investment being initially valued by using certain inputs provided by, among other inputs, the investment professionals responsible for the portfolio investment in conjunction with the portfolio management team.
•The Adviser’s management reviews the preliminary valuations with the investment professionals.
•The Adviser determines the fair value of each investment; valuations that are not based on readily available market quotations are valued in good faith, based on, among other things, the input of the Adviser and, where applicable, other third parties. Valuation determinations are presented to the Board.
When determining the fair value of Level 3 investments, the Adviser may take into account the following factors, where relevant: recent transactions, the enterprise value of the underlying company, the nature and realizable value of any collateral, the underlying company’s ability to make payments and its earnings and discounted cash flows, the markets in which the underlying company does business, financial covenants, the seniority of the financial instrument in the capital structure of the company, comparisons to publicly traded securities, and changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made and other relevant factors. The primary method for determining enterprise value uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s EBITDA. The enterprise value analysis is performed to determine the value of equity investments and to determine if debt investments are credit impaired. If debt investments are credit impaired, the Adviser will use the enterprise value analysis or a liquidation basis analysis to determine fair value. For debt investments that are not determined to be credit impaired, the Adviser uses a market interest rate yield analysis to determine fair value.
Our investments trade infrequently and when they are traded, the price may be unobservable, and as a result, multiple external pricing sources may not be available. In such instances, the Adviser may use an internal pricing model as either a corroborating or sole data point in determining the price. Pricing models take into account the contractual terms of the financial instrument, as well as relevant inputs, including where applicable, equity prices, interest rate yield curves, credit curves, correlation, and the creditworthiness of the counterparty. The Adviser generally engages third party firm(s) to assist in validating certain financial instruments where multiple external prices cannot be obtained. The third party firm(s) either independently determine prices or assess the reasonableness of the Adviser’s prices. The analyses provided by such third party firm(s) are reviewed and considered by the Adviser. As part of the risk management process, the Adviser reviews and analyzes the prices obtained from external pricing sources to evaluate their reliability and accuracy, which includes identifying and excluding vendor prices and broker quotations that the Adviser believes does not reflect fair value. In addition, the Adviser’s valuation committee meets regularly and engages in ongoing reviews of the valuation processes and procedures including reviews of methodology, ongoing accuracy, source quality and independence. Such reviews include, but are not limited to, comparison of current vendor prices and broker quotations against ongoing daily trading activity, vendor due diligence, and back testing.
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the assumptions are set to reflect those that we believe market participants would use in pricing the asset or liability at the measurement date.

Quantitative and Qualitative Disclosures About Market Risk
Uncertainty with respect to the economic effects of elevated interest rates in response to inflation, the Israel-Hamas war and the war in Russia and Ukraine has introduced significant volatility in the financial markets, and the effect of the volatility could materially impact our market risks, including those listed below. We are subject to financial market risks, including valuation risk and interest rate risk.

Valuation Risk

We have invested, and plan to continue to invest, primarily in illiquid debt and equity securities of private companies. Most of our investments will not have a readily available market price, and therefore, we will value these investments at fair value as determined in good faith by the Adviser, pursuant to Rule 2a-5, based on, among other things, the input of independent third party valuation firm(s) engaged by the Adviser, and in accordance with our valuation policy. There is no single standard for determining fair value. As a result, determining fair value requires that judgment be applied to the specific facts and circumstances of each portfolio investment while employing a consistently applied valuation process for the types of investments we make. If we were required to liquidate a portfolio investment in a forced or liquidation sale, we may realize amounts that are different from the amounts presented and such differences could be material.

Interest Rate Risk

Interest rate sensitivity refers to the change in earnings that may result from changes in the level of interest rates. We may fund portions of our investments with borrowings on a short term basis, and at such time, our net investment income will be affected by the difference between the rate at which we invest and the rate at which we borrow. Accordingly, we cannot assure you that a significant change in market interest rates will not have a material adverse effect on our net investment income.
As of December 31, 2025, approximately 100% of our debt investments based on fair value in our portfolio were at floating rates.
Based on our Consolidated Statements of Assets and Liabilities as of December 31, 2025, the following table shows the annualized impact on net income of hypothetical base rate changes in interest rates on our debt investments and leverage (considering interest rate floors for floating rate instruments) assuming each floating rate investment is subject to Term SOFR and there are no changes in our investment and borrowing structure:

(Amounts in millions)	Interest Income	Interest Expense	Net Income
Up 200 basis points	$84.9	$26.2	$58.7
Up 100 basis points	$42.4	$13.1	$29.3
Down 100 basis points	$(42.4)	$(13.1)	$(29.3)
Down 200 basis points	$(84.8)	$(26.2)	$(58.6)
To a limited extent, we may in the future hedge against interest rate fluctuations by using hedging instruments such as futures, options, swaps and forward contracts, and credit hedging contracts, such as credit default swaps. However, no assurance can be given that such hedging transactions will be entered into or, if they are, that they will be effective.

INVESTMENT OBJECTIVES AND STRATEGIES
We were formed on January 27, 2022, as a Delaware statutory trust. We were organized to invest primarily in U.S. middle market companies with between $3 million and $50 million in EBITDA; however, we intend to focus our investing in companies with EBITDA of less than $25 million.
We have elected to be regulated as a BDC under the 1940 Act. We have also elected to be treated, and intend to qualify annually, as a RIC under Subchapter M of the Code. As a BDC and a RIC, we are required to comply with certain regulatory requirements.
Our investment objective is to generate attractive, consistent total returns, predominantly in the form of current income and, to a lesser extent, capital appreciation, by targeting investment opportunities with favorable risk-adjusted returns. We invest primarily in senior secured debt, while also taking advantage of opportunistic investments in other parts of the capital structure, including senior secured stretch and unitranche facilities, second lien loans, mezzanine and mezzanine-related loans, as well as equity investments. We may utilize “revolvers” or revolving credit lines which allow borrowers to borrow funds, make repayments and subsequently re-borrow funds during the term of the revolving loan. We may also invest to a lesser extent in common stock and other equity securities, convertible securities and distressed debt. The instruments in which we invest typically are not rated by any rating agency, but our Adviser believes that if such instruments were rated, they would be below investment grade, which is an indication of having predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. Investments that are rated below investment grade are sometimes referred to as “high yield bonds,” “junk bonds” or “leveraged loans.” Therefore, our investments may result in an above average amount of risk and volatility or loss of principal. To a limited extent, we may enter into hedging transactions, which may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. We may also receive or purchase warrants or rights.

We believe our investment strategy has the ability to benefit from strong downside protections. With our primary focus on senior secured loans, our investments are generally expected to display conservative loan-to-value rates, benefit from a direct security interest in a borrower’s assets and require that borrowers provide financial maintenance covenants or other structural credit features tailored to mitigate identifiable credit risks.

Our investments are subject to a number of risks. See “Risk Factors—Risks Relating to Our Investments.” Leverage is expected to be utilized to help the Fund meet its investment objective. Any such leverage, if incurred, would be expected to increase the total capital available for investment by the Fund.
As a BDC, we must invest at least 70% of our assets in “eligible portfolio companies” – generally, U.S. private operating companies (or small U.S. public operating companies with a market capitalization of less than $250 million). In addition, we may also invest up to 30% of our portfolio opportunistically in “non-qualifying” portfolio investments, such as investments in non-U.S. companies. See “Investment Objectives and Strategies—Regulation as a BDC—Qualifying Assets.”
Because we have elected to be treated, and intend to qualify annually, as a RIC under the Code, our portfolio will also be subject to the diversification and other requirements under the Code. See “Certain U.S. Federal Income Tax Considerations.”
To seek to enhance our returns, we use and expect to continue to use leverage within the limitations of the applicable laws and regulations for BDCs (which generally allows us to incur leverage for up to a 150% asset coverage). As market conditions permit and at the discretion of our Adviser, we currently estimate that our portfolio will be approximately 1.00 - 1.10x levered consistent with our target leverage profile of 0.90x - 1.25x. Any decision on our part to use leverage will depend upon our assessment of the attractiveness of available investment opportunities in relation to the costs and perceived risks of such leverage. The amount of borrowings and leverage will depend on market conditions and investment opportunities, as well as the types of investments held by us and the liquidity and value of the investments.
Our leverage is expected to continue to be in the form of borrowings, including loans from certain financial institutions and the issuance of debt securities. We may also use leverage in the form of the issuance of preferred shares, but do not currently intend to do so. In determining whether to borrow money, we will analyze the maturity, covenant package and rate structure of the proposed borrowings as well as the risks of such borrowings compared to our investment outlook. The use of borrowed funds or the proceeds of preferred share offerings to make investments would have its own specific set of benefits and risks, and all of the costs of borrowing funds or issuing preferred shares would be borne by holders of our Common Shares. See “Risk Factors—Risks Related to Debt Financing.”
We have implemented a share repurchase program to allow shareholders to tender their Common Shares on a quarterly basis at a price per share expected to reflect NAV per share and intend to repurchase up to 5% of Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the calendar quarter prior to the quarter for which the repurchase commenced. Any such share repurchase offer will be at the discretion of the Board to conduct and will be effected in accordance with applicable law. The Board of Trustees may amend or suspend the share repurchase program (including to offer to purchase fewer shares) at any time if it deems such action to be in the Fund’s best interest and the best interest of its shareholders.

We have declared regular monthly distributions each month beginning in March 2023 through the date of this prospectus and expect to continue to pay regular monthly distributions. Any distributions we make will be at the discretion of our Board of Trustees, considering factors such as our earnings, cash flow, capital and liquidity needs and general financial condition and the requirements of Delaware law. As a result, our distribution rates and payment frequency may vary from time to time.
Our investments are subject to a number of risks. See “Risk Factors.”

The Adviser and the Administrator
The Fund’s investment activities are managed by AGTB Fund Manager, LLC, an investment adviser registered with the SEC under the Advisers Act and an affiliate of TPG, TPG Angelo Gordon and TPG Twin Brook. Our Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. For further information regarding the Adviser’s review of prospective investment opportunities, see “Investment Selection” below.
AGTB Fund Manager, LLC, as our Administrator, will provide, or oversee the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC, preparing materials and coordinating meetings of our Board of Trustees, managing the payment of expenses and the performance of administrative and professional services rendered by others and providing office space, equipment and office services.
The Adviser has entered into the Resource Sharing Agreement with TPG Angelo Gordon, an affiliate of TPG, pursuant to which TPG Angelo Gordon will provide the Adviser with experienced investment professionals and access to the resources of TPG Angelo Gordon so as to enable the Adviser to fulfill its obligations under the Investment Management Agreement (see “Investment Management Agreement and Administration Agreement”). Through the Resource Sharing Agreement and its relationship with TPG Angelo Gordon, the Adviser intends to capitalize on the significant deal origination, credit underwriting, due diligence, investment structuring, execution, portfolio management and monitoring experience of TPG Angelo Gordon, its investment professionals, and its wholly owned subsidiary, TPG Twin Brook (discussed further below). There can be no assurance that TPG Angelo Gordon will perform its obligations under the Resource Sharing Agreement. The Resource Sharing Agreement may be terminated by either party on 60 days’ notice, which if terminated may have a material adverse consequence on the Fund’s operations.

TPG is a leading global alternative asset management firm with $303 billion in assets under management as of December 31, 2025. As of December 31, 2025, TPG has over 1,900 full-time employees, comprised of approximately 690 investment and operations professionals, over 1,000 non-investment and fundraising professionals, and more than 200 support staff, located in offices across Asia-Pacific, Europe, the Middle East, and North Africa. TPG Angelo Gordon manages capital across four primary areas: (i) corporate credit; (ii) direct lending; (iii) securitized products and (iv) real estate. Funds are managed in single-strategy vehicles or multi-strategy vehicles. TPG Angelo Gordon believes that a great deal of synergy exists among the investment teams, and their ability to work together has proven to be a key element of its success. In each discipline, TPG Angelo Gordon seeks to generate absolute returns, in all market environments and with less volatility than the overall markets, by exploiting market inefficiencies and capitalizing on situations that are not in the mainstream of investment opportunities. Each of TPG Angelo Gordon and the Adviser is an SEC registered investment adviser.
TPG Angelo Gordon’s lending strategies focus on achieving consistency across economic cycles and are supported by highly experienced teams with broad sourcing networks. TPG Twin Brook’s middle market direct lending team builds on this long-term history in deep credit underwriting. Our objective is to bring TPG Twin Brook’s platform to the non-exchange traded BDC industry.
In 2014, Trevor Clark joined TPG Angelo Gordon to establish TPG Twin Brook as TPG Angelo Gordon’s middle market direct lending business. TPG Twin Brook is an indirect wholly owned subsidiary of TPG and maintains dedicated investment, operations, accounting, and treasury capabilities as well as access to TPG’s vast resources in legal, tax, treasury, compliance, accounting, reporting, investor relations, human resources, and operations. TPG Twin Brook is headquartered in Chicago and is led by Trevor Clark, who serves as our Chairman and Chief Executive Officer. Substantially all of TPG Twin Brook’s 125+ employees work from its Chicago office.
Operating under the TPG Twin Brook banner allows the middle market direct lending team to highlight its distinguishing capabilities to investors as well as the private equity community, where TPG Twin Brook sources opportunities, including:
•    Historical Direct Lending Practice – Prior to forming TPG Twin Brook in 2014, Trevor Clark along with other senior TPG Twin Brook management and team members, including multiple senior originators, underwriters, and operations team members, previously worked together at other middle market lending firms. “TPG Twin Brook” expresses the continuity of this lower middle market lending practice and continues to execute a consistent strategy, which has been informed by years of experience across market cycles.
•    Lower Middle Market Specialization - TPG Twin Brook is a middle market, sponsor-backed, directly-originated, cash flow-oriented direct lender to borrowers primarily with less than $25 million of EBITDA. The use of the “TPG Twin Brook” name points to the specialized nature of the platform.

TPG and its affiliates, including TPG Angelo Gordon, manage a number of pooled investment vehicles that may compete with the Fund for investment opportunities. We invest, and expect to continue to invest, alongside investment funds, accounts and investment vehicles managed by TPG Angelo Gordon in certain circumstances where doing so is consistent with our investment strategy, as well as applicable law and SEC staff interpretations. TPG Angelo Gordon, including the Fund and the Adviser, are subject to the same sets of compliance policies and procedures, including policies and procedures governing the allocation of investment opportunities, and, accordingly, the Fund believes it will benefit from its connections with, and position within, TPG Angelo Gordon as well as benefit from the resources of the overall TPG organization. We, our Adviser and TPG Angelo Gordon have received an exemptive order from the SEC that permits us and certain of our controlled affiliates, subject to certain terms and conditions, to co-invest with other funds managed by the Adviser and TPG Angelo Gordon in a manner consistent with our investment objectives, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.
In addition, in the absence of exemptive relief granted for each investment by the SEC, we may not be permitted to invest in securities of an issuer where entities advised by TPG Angelo Gordon or its affiliates have invested in different securities of that issuer.
Market Opportunity
TPG Twin Brook believes there are many market characteristics that make lending to private equity-backed middle market companies an attractive business for the Fund. On a broad level, TPG Twin Brook believes that the opportunity set for investing in middle market companies is appealing; the market segment that the Fund intends to focus on in sourcing investment opportunities is transaction and target rich, with approximately 200,000 U.S. companies with revenue between $25 and $500 million. We believe this strategy is less correlated with the broader macro-economic environment and therefore regardless of current economic conditions TPG Twin Brook expects there will be a need for the Fund’s capital for the foreseeable future. Furthermore, in TPG Twin Brook’s view, the competitive landscape is favorable – many of the historical providers of financing, including many banking institutions, have either been acquired by other institutions, exited this market segment or are facing ongoing structural and regulatory challenges as a result of the global financial crisis. In addition, the Fund will benefit from the investment team’s extensive historical relationships with the private equity sponsor community. Many of the new lenders in the market do not share this historical experience. The market segment the Fund intends to focus on is less able to access capital via the traditional public debt and equity markets because of the smaller size of their loan demands. Although smaller companies have had access to debt capital from regional and local banks, these banks may have limited lending capacity, fairly conservative underwriting guidelines and very limited loan syndication capabilities. As a direct lender to private equity sponsored middle market companies, the Fund expects to receive a pricing premium versus broadly syndicated loans, as well as more lender friendly legal documentation and ongoing borrower support from sponsors. In many instances, TPG Twin Brook is expected to drive deal documentation and structure, thereby ensuring the presence of covenants and a lender-friendly structure. Finally, TPG Twin Brook believes that expected recovery rates in this market segment are generally higher than those in the broadly syndicated loan market due to more conservative capital structures, more manageable lender groups and more stringent legal documentation.
Over the last several years private equity firms have raised a significant amount of capital. TPG Twin Brook believes private equity firms are poised to deploy meaningful amounts of capital, thus creating ongoing investment opportunities for private lenders. Since the founding of TPG Angelo Gordon’s non-investment grade corporate credit strategy in 1998, TPG Angelo Gordon has frequently analyzed the middle market direct lending space. In the fourth quarter of 2014 TPG Angelo Gordon hired a seasoned Investment Team to establish its middle market direct lending strategy. Since its inception at TPG Angelo Gordon, the TPG Twin Brook team has grown and now comprises more than 135 professionals in its Chicago office. Many of the senior team members previously worked together and have successfully navigated the direct lending markets through multiple credit, economic and interest rate cycles. The Fund’s investment offering brings together an experienced and seasoned direct lending investment team and the strength and breadth of the TPG Angelo Gordon platform. TPG Angelo Gordon believes that the hiring of this exceptionally qualified and experienced team has enabled TPG Angelo Gordon to successfully enter the middle market direct lending space and that the Fund will be well positioned to capitalize on the target segment’s middle market lending opportunities. Importantly, TPG Twin Brook intends to continue to grow its Chicago-based team as our middle market direct lending platform grows.
The Board of Trustees
Overall responsibility for oversight of the Fund’s activities rests with the Board of Trustees. We have entered into the Investment Management Agreement with the Adviser, pursuant to which the Adviser will manage the Fund on a day-to-day basis. The Board of Trustees is responsible for overseeing the Adviser and other service providers in our operations in accordance with the provisions of the 1940 Act, the Fund’s organizational documents and applicable provisions of state and other laws. The Adviser will keep the Board of Trustees well informed as to the Adviser’s activities on our behalf and our investment operations and provide the Board of Trustees information with additional information as the Board of Trustees may, from time to time, request. The Board of Trustees is currently composed of four members, three of whom are Independent Trustees who are not “interested persons” of the Fund or the Adviser as defined in the 1940 Act.
Investment Selection
Our Adviser sources our investments through multiple origination strategies, including through a national direct origination platform in which our Investment Team has developed extensive historical relationships with private equity sponsors, an indirect origination effort through agent/arranger banks active in the middle market, and direct originations to middle market companies. TPG Angelo Gordon believes this origination platform allows and will continue to allow it to be highly selective in its investments and ultimately result in a full yielding portfolio of investments in the middle market asset class with exposure across a broad cross section of industries and geographies.

Our Adviser anticipates that the majority of our investments will be sourced via TPG Twin Brook’s direct origination strategy of sourcing through private equity sponsors, as this is expected to result in investments with more attractive economics and lower credit risk. For example, the Adviser believes the key benefits to a direct origination platform include superior due diligence given greater access to the borrower, preferred allocations, equity investment opportunities, the ability to negotiate stronger credit terms (and therefore more meaningful lender protection and rights) and the opportunity to generate higher fees. To a lesser extent, investments may be sourced from the TPG advantage direct lending strategy (“ADL”) within TPG’s Direct Lending platform. ADL’s origination efforts are co-led by senior members of TPG Twin Brook and benefits from relationships across the entire platform. ADL’s investment philosophy is generally consistent with existing direct lending strategies in that it is focused on a bottom-up, value-focused underwriting process; structural downside protection, with an emphasis on low LTVs; and a highly disciplined focus on situations where we have incumbency and/or deep sector knowledge. For certain investments sourced from ADL, our Investment Team will leverage the knowledge and experience of certain investment professionals of TPG’s Direct Lending and broader TPG Credit platforms.
In addition, our Adviser adheres to a detailed underwriting process, screening, evaluating and executing prospective investments in a rigorous manner, beginning with an initial screen of a new investment opportunity to ensure that the investment is appropriate for the Fund. The Investment Team members generally have underwriting backgrounds and thus utilize a credit-based approach in analyzing prospective investments. Should a potential investment pass the initial screen the next step includes engaging underwriting resources for a due diligence review—this review will typically include an on-site meeting with executive management and a thorough review of all diligence material. If the information attained during the review provides support for the transaction, then a transaction summary of the opportunity is presented to the investment committee. Initial screening may be conducted by a subset of the investment committee. Upon approval of an opportunity through the transaction summary review process, a term sheet is issued to the private equity group(s) involved in the auction process. Once the private equity group(s) sign off on the term sheet terms, then the due diligence team proceeds to a full underwriting review – this review will include third-party accounting and insurance reviews, as well as environmental reviews, including but not limited to disposal of waste, land usage and clean water, where relevant – and executive background checks (other documentation such as third-party market studies might also be requested). This third-party information will be reviewed, and follow up meetings with management will take place to answer any additional diligence questions raised by review of the third-party sources. We recognize that a range of environmental, social and governance (“ESG”) issues can impact risk-adjusted returns that we seek and, as such, we consider ESG factors in our investment process alongside other non-ESG factors. Our approach to responsible investing is tailored to reflect the nature of our investment strategy and is integrated into our investment process. The factors we consider and analyze in assessing ESG risk as part of our underwriting process are derived from the Sustainability Accounting Standards Board (SASB) materiality matrix. Once the diligence process is complete, an underwriting approval document is created to highlight what was learned during diligence and to request approval or request changes to the transaction from what was originally approved in the transaction summary. After the underwriting document has received majority approval from the investment committee, a commitment letter will typically be issued to the private equity group(s) that have the target company under letter of intent to purchase. At this stage, if both the Investment Team and the prospective client agree upon the specifics in the commitment letter, the deal team will commence the legal documentation and transaction closing process.
Given this very rigorous underwriting process, only a small percentage of the transactions that are screened are expected to be approved and closed. From the build out of the initial Investment Team from October 2014 through December 31, 2025, the team had screened over 14,379 deals from over 1,037 private equity sponsors and closed on 504 transactions. This represents less than 4% of total deals screened; the Investment Team anticipates remaining highly selective in terms of transactions going forward. In this process, the Fund and the Adviser will leverage the collective knowledge and resources of the Investment Team, TPG Twin Brook and TPG Angelo Gordon.
Our Adviser believes that the Investment Team’s involvement in a long list of successfully completed transactions positions us well to benefit from deal dialogue with sponsors with whom they have previously worked. We believe the Investment Team’s longstanding relationships and reputation with private equity sponsors, companies and intermediaries will allow us to establish a multi-channel origination strategy designed to uncover a broad and diversified set of attractive investment opportunities. Additionally, TPG Angelo Gordon, including the Fund and the Adviser, are subject to the same sets of compliance policies and procedures, including policies and procedures governing the allocation of investment opportunities, and, accordingly, the Fund believes it will benefit from its connections with, and position within, TPG Angelo Gordon as well as benefit from the resources of the overall TPG organization.
Over time our Adviser has developed both a generalist as well as a targeted industry marketing program. All originators are expected to cover a core group of generalist private equity firms that focus on a broad base of industry sectors within the middle market lending arena, including, but not limited to, healthcare, manufacturing, distribution, services, consumer products, aerospace and defense, business services and insurance, and technology services. Specific to healthcare, which has historically represented TPG Twin Brook’s largest allocation and largest industry for investment, the Investment Team has dedicated origination and underwriting personnel and experience.
Portfolio Monitoring
One of the hallmarks of our Adviser’s investment process is our active portfolio monitoring and robust risk management, which emphasize identifying and remediating any potential business issues or signs of credit deterioration at early stages. Our Adviser believes that this proactive approach may not only serve to protect investment value but also may provide for the opportunity to enhance the economics of our investment. Following origination of the investment, the Investment Team closely monitors the investment’s performance through various means, including, among others, assessment of the borrower’s adherence to its business plan, monitoring covenant compliance, analyzing monthly borrower financial statements, reviewing revolving loan drawdown activity and regular communications with portfolio company management and, if appropriate, the private equity sponsor.
In addition, as part of the monitoring process, each completed investment is assigned a credit risk rating, which is intended primarily to reflect the underlying risk of a portfolio investment relative to our initial cost basis in respect of such portfolio investment (i.e., at the time of origination or acquisition), which may be adjusted to account for the performance of the portfolio company’s business, the collateral coverage of the investment and other relevant factors. If an investment exhibits deteriorating trends, it is put on a watchlist and undergoes enhanced monitoring, which includes review and oversight by a member of TPG Twin Brook’s highly experienced distressed team along with the Investment Team. If investment further deteriorates to a significant extent, TPG Twin Brook’s distressed team will assume the active day to day monitoring of the investment, including negotiating and managing the workout process.
Risk management efforts are further bolstered by various additional resources at TPG Angelo Gordon. The Investment Team is integrated with TPG Angelo Gordon’s infrastructure, support and risk management and spends a considerable amount of time in direct consultation with senior TPG Angelo Gordon investment professionals.
Allocation of Investment Opportunities
General
TPG Angelo Gordon currently manages a number of private investment funds and managed accounts with investment strategies similar to that of the Fund. In addition, TPG Angelo Gordon or an affiliate serves (and may in the future serve) as general partner or investment adviser for a number of collective investment vehicles and separate accounts, offering investment management services in a diverse range of investment strategies, including some funds and accounts that include investments of the type contemplated herein as part of their investment programs.
To the extent that a particular investment opportunity is suitable for both the Fund and other investment accounts of TPG Angelo Gordon, such investment opportunity will typically be allocated among the Fund and the other accounts pursuant to the overarching TPG Angelo Gordon allocation policies in a manner deemed to be fair and equitable over time which does not favor one client or group of clients taking into consideration such factors as legal, regulatory and tax considerations, availability of capital for investment by the account, liquidity concerns and such other factors as TPG Angelo Gordon deems under the particular circumstances to be relevant in making its investment allocation determination.
When the Adviser and TPG Angelo Gordon determine that it would be appropriate for the Fund and one or more other investment accounts, respectively, to participate in an investment opportunity, they will generally seek to have all accounts participate on an equitable basis. Situations may occur where we could be disadvantaged because of the investment activities conducted by TPG Angelo Gordon, the Adviser and their affiliates for other investment accounts.

Co-Investment Relief
The Fund has in the past co-invested, and in the future will co-invest with certain affiliates of the Adviser. On May 30, 2025, the Adviser and certain of our affiliates were granted a new order for exemptive relief (the “Order”) that superseded a prior order for exemptive relief from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such Order, we generally are permitted to co-invest with certain of our affiliates if such co-investments are done on the same terms and at the same time, as further detailed in the Order. The Order requires that a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board make certain findings (1) in most instances when we co-invest with our affiliates in an issuer where an affiliate has an existing investment in the issuer, and (2) if we dispose of an asset acquired in a transaction under the Order unless the disposition is done on a pro rata basis. As required by the Order, we have adopted, and the Board has approved, policies and procedures reasonably designed to ensure compliance with the terms of the Order, and the Adviser and our Chief Compliance Officer will provide reporting to the Board.
Competition
We will compete for investments with other BDCs and investment funds (including private equity funds, mezzanine funds, performing and other credit funds, and funds that invest in CLOs, structured notes, derivatives and other types of collateralized securities and structured products), as well as traditional financial services companies such as commercial banks and other sources of funding. These other BDCs and investment funds might be reasonable investment alternatives to us and may be less costly or complex with fewer and/or different risks than we have. Moreover, alternative investment vehicles, such as hedge funds, have begun to invest in areas in which they have not traditionally invested, including making investments in private U.S. companies. As a result of these new entrants, competition for investment opportunities in middle market companies may intensify. Many of our competitors are more experienced, substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, some competitors may have a lower cost of capital and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments than we have. Furthermore, certain of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC and that the Code imposes on us as a RIC. These characteristics could allow our competitors to consider a wider variety of investments, establish more relationships and offer better pricing and more flexible structuring than we are able to do. We may lose investment opportunities if we do not match our competitors’ pricing, terms or structure. If we are forced to match our competitors’ pricing, terms or structure, we may not be able to achieve acceptable returns on our investments or may bear substantial risk of capital loss. As a result of operating in such a competitive environment, we may make investments that are on less favorable terms than what we may have originally anticipated, which may impact our return on these investments.
Non-Exchange Traded, Perpetual-Life BDC
The Fund is a non-exchange traded BDC, meaning its shares are not listed for trading on a stock exchange or other securities market and a perpetual-life BDC, meaning it is an investment vehicle of indefinite duration, whose common shares are intended to be sold by the BDC monthly on a continuous basis at a price generally equal to the BDC’s monthly NAV per share. In our perpetual-life structure, we offer investors an opportunity to repurchase their shares on a quarterly basis, but we are not obligated to offer to repurchase any in any particular quarter in our discretion. With a perpetual-life BDC, we believe we can provide a tax-efficient structure that is continuously invested in a full yielding portfolio of investments in the lower middle market asset class, representing a wide range of geographies and industries. While we may consider a liquidity event at any time in the future, we currently do not intend to undertake a liquidity event, and we are not obligated by our charter or otherwise to effect a liquidity event at any time.
Emerging Growth Company
We are an “emerging growth company,” as defined by the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” As an emerging growth company, we are eligible to take advantage of certain exemptions from various reporting and disclosure requirements that are applicable to public companies that are not emerging growth companies. For so long as we remain an emerging growth company, we will not be required to:
•    have an auditor attestation report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act;
•    submit certain executive compensation matters to shareholder advisory votes pursuant to the “say on frequency” and “say on pay” provisions (requiring a non-binding shareholder vote to approve compensation of certain executive officers) and the “say on golden parachute” provisions (requiring a non-binding shareholder vote to approve golden parachute arrangements for certain executive officers in connection with mergers and certain other business combinations) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010; or
•    disclose certain executive compensation related items, such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.
In addition, the JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies. This means that an emerging growth company can delay adopting certain accounting standards until such standards are otherwise applicable to private companies.
We will remain an emerging growth company for up to five years, or until the earliest of: (1) the last date of the fiscal year during which we had total annual gross revenues of $1.235 billion or more; (2) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or (3) the date on which we are deemed to be a “large accelerated filer” as defined under Rule 12b-2 under the Exchange Act.
We do not believe that being an emerging growth company will have a significant impact on our business or this offering. As stated above, we have elected to opt in to the extended transition period for complying with new or revised accounting standards available to emerging growth companies. Also, because we are not a large accelerated filer or an accelerated filer under Section 12b-2 of the Exchange Act, and will not be for so long as our Common Shares are not traded on a securities exchange, we will not be subject to auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act even once we are no longer an emerging growth company. In addition, so long as we are externally managed by the Adviser and we do not directly compensate our executive officers, or reimburse the Adviser or its affiliates for the salaries, bonuses, benefits and severance payments for persons who also serve as one of our executive officers or as an executive officer of the Adviser, we do not expect to include disclosures relating to executive compensation in our periodic reports or proxy statements and, as a result, do not expect to be required to seek shareholder approval of executive compensation and golden parachute compensation arrangements pursuant to Section 14A(a) and (b) of the Exchange Act.
Employees
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates pursuant to the terms of the Investment Management Agreement and the Administrator or its affiliates pursuant to the Administration Agreement. Each of our executive officers described under “Management of the Fund” is employed by the Adviser or its affiliates. Our day-to-day investment operations are managed by the Adviser. The services necessary for the sourcing and administration of our investment portfolio will be provided by investment professionals employed by the Adviser or its affiliates. The Investment Team will focus on origination, non-originated investments and transaction development and the ongoing monitoring of our investments. In addition, we will reimburse the Administrator for its costs and expenses, including compensation paid by the Administrator (or its affiliates) to the Fund’s chief compliance officer, chief financial officer and general counsel and their respective staffs as well as other administrative personnel (based on the percentage of time such individuals devote, on an estimated basis, to the business and affairs of the Fund).

Regulation as a BDC
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.
Qualifying Assets. Under the 1940 Act, a BDC may not acquire any asset other than Qualifying Assets, unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:
(1)    Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:
(a)    is organized under the laws of, and has its principal place of business in, the United States;
(b)    is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
(c)    satisfies any of the following:
(i)    does not have any class of securities that is traded on a national securities exchange;
(ii)    has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;
(iii)    is controlled by a BDC or a group of companies, including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or
(iv)    is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.
(2)    Securities of any Eligible Portfolio Company controlled by the Fund.
(3)    Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(4)    Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.

(5)    Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
(6)    Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.
Significant Managerial Assistance. A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group makes available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.
Temporary Investments. Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.
Warrants. Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.

Leverage and Senior Securities; Coverage Ratio. We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On October 25, 2022, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.
We have established and expect to continue to establish credit facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to be determined spreads over SOFR or an alternative reference rate. We cannot assure shareholders that we will be able to enter into any additional credit facilities. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with credit facilities or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.

We may also create leverage by securitizing our assets and retaining the equity portion of the securitized vehicle. See “Risk Factors—Risks Related to Debt Financing” We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.
Code of Ethics. We and the Adviser have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. You may read and copy this code of ethics at the SEC’s Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at (202) 551-8090. You may also obtain copies of the codes of ethics, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.
Affiliated Transactions. We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our Trustees who are not “interested persons” of the Fund or the Adviser as defined in the 1940 Act and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions.
Other. We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the Exchange Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any Trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.
Net Worth of Sponsors

The North American Securities Administrators Association (“NASAA”), in its Omnibus Guidelines Statement of Policy adopted on March 29, 1992 and as amended on May 7, 2007 and from time to time (the “Omnibus Guidelines”), requires that our affiliates and Adviser, or our Sponsor as defined under the Omnibus Guidelines, have an aggregate financial net worth, exclusive of home, automobiles and home furnishings, of the greater of either $100,000, or 5.0% of the first $20 million of both the gross amount of securities currently being offered in this offering and the gross amount of any originally issued direct participation program securities sold by our affiliates and sponsors within the past 12 months, plus 1.0% of all amounts in excess of the first $20 million. Based on these requirements, our Adviser and its affiliates, while not liable directly or indirectly for any indebtedness we may incur, have an aggregate financial net worth in excess of those amounts required by the Omnibus Guidelines Statement of Policy.

SENIOR SECURITIES

As of December 31, 2025, December 31, 2024, December 31, 2023 and December 31, 2022, the aggregate principal amount of indebtedness outstanding was $2,024.5, $1,751.3, $643.0 and $323.2 million, respectively. As of December 31, 2025, December 31, 2024, December 31, 2023 and December 31, 2022, the asset coverage ratio was 217.8%, 188.3%, 224.2% and 263.6%, respectively.
Additional information about our senior securities is included in “Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 13. Senior Securities Table” of our audited consolidated financial statements for the year ended December 31, 2025 included herein.

PORTFOLIO COMPANIES

The following table sets forth certain information as of December 31, 2025 for each portfolio company in which the Fund had an investment. Percentages shown for class of securities held by the Fund represent percentage of the class owned and do not necessarily represent voting ownership or economic ownership.

The Board of Trustees has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act, and in that role the Adviser is responsible for performing fair value determinations relating to all of the our investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board of Trustees. The Adviser, as “valuation designee,” approved the valuation of the Fund’s investment portfolio, as of December 31, 2025, at fair value as determined in good faith using a consistently applied valuation process in accordance with the Fund’s documented valuation policy that has been reviewed and approved by the Board. For more information relating to the Fund’s investments, see the Fund’s financial statements included in this prospectus.

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Investments
Non-controlled/non-affiliated senior secured debt
Aerospace and defense
AlphaCoin LLC (6) FNB 4140 East State St. Hermitage, PA. 16148	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	5/6/2025	7/29/2030	$2,610	$(17)	$(12)	0.00%
AlphaCoin LLC FNB 4140 East State St. Hermitage, PA. 16148	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	7/29/2024	7/29/2030	3,013	2,963	2,999	0.13%
AlphaCoin LLC (6) FNB 4140 East State St. Hermitage, PA. 16148	First lien senior secured revolving loan	S +	5.00%	8.84%	7/29/2024	7/29/2030	4,509	(69)	(53)	0.00%
AlphaCoin LLC FNB 4140 East State St. Hermitage, PA. 16148	First lien senior secured term loan	S +	5.00%	8.84%	7/29/2024	7/29/2030	18,823	18,510	18,600	0.78%
AlphaCoin LLC FNB 4140 East State St. Hermitage, PA. 16148	First lien senior secured term loan	S +	5.00%	8.84%	5/6/2025	7/29/2030	1,904	1,878	1,882	0.08%
Mattco Forge, Inc. 16443 Minnesota Ave. Paramount, CA 90723	First lien senior secured revolving loan	S +	5.25%	8.95%	12/19/2024	12/19/2030	3,691	2,415	2,421	0.10%
Mattco Forge, Inc. 16443 Minnesota Ave. Paramount, CA 90723	First lien senior secured term loan	S +	5.25%	8.92%	12/19/2024	12/19/2030	37,857	37,370	37,430	1.57%
Third Holdco, LLC (6) 1414 Cheswold Dr Lansdale, PA 19446	First lien senior secured delayed draw term loan	S +	4.75%	8.47%	6/13/2025	6/13/2031	3,624	(49)	(43)	0.00%
Third Holdco, LLC (6) 1414 Cheswold Dr Lansdale, PA 19446	First lien senior secured revolving loan	S +	4.75%	8.47%	6/13/2025	6/13/2031	6,089	(83)	(72)	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Third Holdco, LLC 1414 Cheswold Dr Lansdale, PA 19446	First lien senior secured term loan	S +	4.75%	8.47%	6/13/2025	6/13/2031	24,516	24,173	24,220	1.02%
								87,091	87,372	3.68%
Air freight and logistics
Load One Purchaser Corporation 13221 Inkster Road, Taylor, MI 48180	First lien senior secured revolving loan	S +	7.25%	11.08%	7/28/2023	6/21/2028	$3,557	$151	$150	0.01%
Load One Purchaser Corporation 13221 Inkster Road, Taylor, MI 48180	First lien senior secured term loan	S +	0.25% + 7.00% PIK	11.88%	10/23/2024	6/21/2028	1,002	981	984	0.04%
Load One Purchaser Corporation 13221 Inkster Road, Taylor, MI 48180	First lien senior secured term loan	S +	0.25% + 7.00% PIK	11.18%	2/26/2025	6/21/2028	14,317	14,047	14,061	0.59%
Load One Purchaser Corporation 13221 Inkster Road, Taylor, MI 48180	First lien senior secured term loan	12.00%		12.00%	11/21/2025	6/21/2028	48	48	47	0.00%
Zipline Logistics, LLC 1600 Dublin Road South, Suite 1200 Columbus, Ohio 43215	First lien senior secured revolving loan	S +	3.00% + 3.00% PIK	9.83%	2/26/2025	9/19/2027	1,729	1,296	825	0.03%
Zipline Logistics, LLC 1600 Dublin Road South, Suite 1200 Columbus, Ohio 43215	First lien senior secured term loan	S +	3.00% + 3.00% PIK	9.83%	2/26/2025	9/19/2027	6,958	6,842	4,959	0.21%
								23,365	21,026	0.88%
Auto components
A.P.A. Industries, LLC (6)(9) 555 E. Easy Street Simi Valley, California 93065	First lien senior secured revolving loan	S +	5.25%	8.98%	12/17/2025	1/10/2028	$1,979	$(28)	$(20)	0.00%
A.P.A. Industries, LLC 555 E. Easy Street Simi Valley, California 93065	First lien senior secured term loan	S +	5.25%	8.98%	12/17/2025	1/10/2028	14,186	13,986	14,044	0.59%
AirPro Diagnostics, LLC 11737 Central Pkwy Jacksonville Fl 32224	First lien senior secured delayed draw term loan	S +	5.25%	9.47%	2/21/2025	2/21/2030	3,163	6	11	0.00%
AirPro Diagnostics, LLC 11737 Central Pkwy Jacksonville Fl 32224	First lien senior secured revolving loan	S +	5.25%	9.09%	2/21/2025	2/21/2030	1,822	585	587	0.02%
AirPro Diagnostics, LLC 11737 Central Pkwy Jacksonville Fl 32224	First lien senior secured term loan	S +	5.25%	9.09%	2/21/2025	2/21/2030	8,477	8,368	8,377	0.35%
AvCarb, LLC 2 Industrial Ave Lowell, MA 01851	First lien senior secured delayed draw term loan	S +	2.00% + 5.00% PIK	10.93%	7/28/2023	11/12/2026	255	252	213	0.01%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
AvCarb, LLC 2 Industrial Ave Lowell, MA 01851	First lien senior secured revolving loan	S +	7.00%	10.99%	7/28/2023	11/12/2026	38	37	31	0.00%
AvCarb, LLC 2 Industrial Ave Lowell, MA 01851	First lien senior secured term loan	S +	2.00% + 5.00% PIK	10.93%	7/28/2023	11/12/2026	543	539	454	0.02%
Bestop, Inc 333 Centennial Pkwy. Ste B Louisville, CO 80027	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	3/29/2024	3/29/2029	6,767	1,253	1,265	0.05%
Bestop, Inc (6) 333 Centennial Pkwy. Ste B Louisville, CO 80027	First lien senior secured revolving loan	S +	5.50%	9.17%	2/26/2025	3/29/2029	7,081	(100)	(87)	0.00%
Bestop, Inc 333 Centennial Pkwy. Ste B Louisville, CO 80027	First lien senior secured term loan	S +	5.50%	9.17%	3/29/2024	3/29/2029	43,582	42,921	43,047	1.80%
BSC ASI BUYER, LLC (6) 500 South 18th Street West Des Moines, IA 50265	First lien senior secured revolving loan	S +	5.00%	8.67%	12/31/2024	12/31/2027	3,661	(24)	(20)	0.00%
BSC ASI BUYER, LLC (6) 500 South 18th Street West Des Moines, IA 50265	First lien senior secured term loan	S +	5.00%	8.67%	12/31/2024	12/31/2027	29,527	29,322	29,357	1.23%
Raneys, LLC 3030 West Silver Springs Boulevard. Ocala, FL 34475	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	2/26/2025	6/7/2027	4,786	4,744	4,752	0.20%
Raneys, LLC 3030 West Silver Springs Boulevard. Ocala, FL 34475	First lien senior secured revolving loan	S +	5.50%	9.17%	10/23/2024	6/7/2027	1,964	(16)	(14)	0.00%
Raneys, LLC 3030 West Silver Springs Boulevard. Ocala, FL 34475	First lien senior secured term loan	S +	5.50%	9.17%	2/26/2025	6/7/2027	13,317	13,196	13,220	0.55%
								115,041	115,217	4.82%
Building products
US Anchors Group Inc (6) 110 Richards Ave, Norwalk, CT 06854	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	12/31/2025	7/16/2029	$2,139	$(13)	$(21)	0.00%
US Anchors Group Inc 110 Richards Ave, Norwalk, CT 06854	First lien senior secured revolving loan	S +	5.00%	8.73%	6/25/2025	7/16/2029	4,338	357	393	0.02%
US Anchors Group Inc 110 Richards Ave, Norwalk, CT 06854	First lien senior secured term loan	S +	5.00%	8.67%	6/25/2025	7/16/2029	20,798	20,400	20,598	0.86%
								20,744	20,970	0.88%
Chemicals
A. P. Nonweiler Co. Inc. (6) 3321 North Shore Drive Oshkosh, WI 54901	First lien senior secured revolving loan	S +	4.75%	8.42%	9/30/2025	9/30/2030	$1,523	$(22)	$(19)	0.00%
A. P. Nonweiler Co. Inc 3321 North Shore Drive Oshkosh, WI 54901	First lien senior secured term loan	S +	4.75%	8.42%	9/30/2025	9/30/2030	13,046	12,856	12,883	0.54%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
AM Buyer, LLC (6) 3811 West Chester Pike Building 2, Suite 100	First lien senior secured revolving loan	S +	5.50%	9.34%	3/6/2025	5/1/2027	851	(4)	(3)	0.00%
AM Buyer, LLC 3811 West Chester Pike Building 2, Suite 100	First lien senior secured term loan	S +	5.50%	9.34%	3/6/2025	5/1/2027	4,291	4,268	4,273	0.18%
Answer Acquisition, LLC 4855 Broadmoor Ave. SE Kentwood, MI 49512	First lien senior secured revolving loan	S +	6.00%	9.75%	1/16/2024	6/30/2028	759	221	220	0.01%
Answer Acquisition, LLC 4855 Broadmoor Ave. SE Kentwood, MI 49512	First lien senior secured term loan	S +	6.00%	9.82%	7/28/2023	6/30/2028	1,647	1,637	1,631	0.07%
Answer Acquisition, LLC 4855 Broadmoor Ave. SE Kentwood, MI 49512	First lien senior secured term loan	S +	6.00%	9.82%	1/16/2024	6/30/2028	843	835	835	0.04%
Answer Acquisition, LLC 4855 Broadmoor Ave. SE Kentwood, MI 49512	First lien senior secured term loan	S +	6.00%	9.82%	6/7/2024	6/30/2028	9,823	9,706	9,728	0.41%
Custom Agronomics Holdings, LLC 1275 Drummers Lane Suite 300 Wayne, PA 18087	First lien senior secured revolving loan	S +	6.50%	10.33%	9/25/2025	8/30/2027	2,976	719	729	0.03%
Custom Agronomics Holdings, LLC 1275 Drummers Lane Suite 300 Wayne, PA 18087	First lien senior secured term loan	S +	6.50%	10.43%	7/28/2023	8/30/2027	4,040	4,000	4,020	0.17%
Custom Agronomics Holdings, LLC 1275 Drummers Lane Suite 300 Wayne, PA 18087	First lien senior secured term loan	S +	6.50%	10.43%	9/25/2025	8/30/2027	490	486	487	0.02%
Custom Agronomics Holdings, LLC 1275 Drummers Lane Suite 300 Wayne, PA 18087	First lien senior secured term loan	S +	6.50%	10.43%	2/26/2025	8/30/2027	2,492	2,467	2,479	0.10%
Polycorp Ltd 33 York St W, Elora, ON N0B 1S0, Canada	First lien senior secured delayed draw term loan	S +	4.75%	8.47%	1/24/2024	1/24/2030	14,839	8,092	8,132	0.34%
Polycorp Ltd (6) 33 York St W, Elora, ON N0B 1S0, Canada	First lien senior secured revolving loan	S +	4.75%	8.47%	1/24/2024	1/24/2030	3,723	(58)	(42)	0.00%
Polycorp Ltd 33 York St W, Elora, ON N0B 1S0, Canada	First lien senior secured term loan	S +	4.75%	8.47%	1/24/2024	1/24/2030	17,873	17,613	17,670	0.74%
Polycorp Ltd 33 York St W, Elora, ON N0B 1S0, Canada	First lien senior secured term loan	S +	4.75%	8.47%	2/28/2025	1/24/2030	5,338	5,267	5,277	0.22%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Teel Plastics, LLC (6) 1060 Teel Court Baraboo, Wisconsin 53913	First lien senior secured revolving loan	S +	4.75%	8.42%	4/22/2025	4/22/2030	3,909	(34)	(27)	0.00%
Teel Plastics, LLC 1060 Teel Court Baraboo, Wisconsin 53913	First lien senior secured term loan	S +	4.75%	8.42%	4/22/2025	4/22/2030	31,583	31,283	31,351	1.31%
								99,332	99,624	4.18%
Commercial services and supplies
Alliance Environmental Group, LLC 777 North Georgia Avenue Azusa, CA 91702	First lien senior secured delayed draw term loan	S +	7.00%	10.93%	2/26/2025	12/30/2027	$62	$59	$23	0.00%
Alliance Environmental Group, LLC 777 North Georgia Avenue Azusa, CA 91702	First lien senior secured revolving loan	S +	7.00%	10.93%	7/28/2023	12/30/2027	41	29	4	0.00%
Alliance Environmental Group, LLC 777 North Georgia Avenue Azusa, CA 91702	First lien senior secured revolving loan	S +	7.00%	10.93%	6/17/2025	12/30/2027	8	—	—	0.00%
Alliance Environmental Group, LLC 777 North Georgia Avenue Azusa, CA 91702	First lien senior secured term loan	S +	7.00%	10.93%	12/29/2023	12/30/2027	2,473	2,349	921	0.04%
Capstone Mechanical LLC (6) 755 Banfield Rd Porstmouth, NH 03801	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	11/20/2025	11/20/2030	6,161	(76)	(76)	—%
Capstone Mechanical LLC 755 Banfield Rd Porstmouth, NH 03801	First lien senior secured revolving loan	S +	5.00%	8.72%	11/20/2025	11/20/2030	1,492	71	71	—%
Capstone Mechanical LLC 755 Banfield Rd Porstmouth, NH 03801	First lien senior secured term loan	S +	5.00%	8.67%	11/20/2025	11/20/2030	2,500	2,469	2,469	0.10%
Franchise Fastlane, LLC (6) 16934 Frances St Ste. #105 Omaha, NE 68130	First lien senior secured revolving loan	S +	5.75%	9.58%	7/28/2023	5/2/2027	15	—	—	0.00%
Franchise Fastlane, LLC 16934 Frances St Ste. #105 Omaha, NE 68130	First lien senior secured term loan	S +	5.75%	9.58%	7/28/2023	5/2/2027	1,060	1,053	1,052	0.04%
Gold Medal Holdings, Inc. 505 Fifth Ave, 25th Floor New York, NY 10017	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	6/14/2024	3/17/2027	2,827	965	968	0.04%
Gold Medal Holdings, Inc.(10) 505 Fifth Ave, 25th Floor New York, NY 10017	First lien senior secured revolving loan	S +	5.75%	9.42%	6/14/2024	3/17/2027	1,444	620	621	0.03%
Gold Medal Holdings, Inc. 505 Fifth Ave, 25th Floor New York, NY 10017	First lien senior secured term loan	S +	5.75%	9.42%	2/26/2025	3/17/2027	11,963	11,907	11,914	0.50%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Green Monster Acquisition, LLC One Liberty Square, Suite 620 Boston, Massachusetts 02109	First lien senior secured revolving loan	S +	6.00%	10.10%	7/28/2023	12/28/2026	38	15	15	0.00%
Green Monster Acquisition, LLC One Liberty Square, Suite 620 Boston, Massachusetts 02109	First lien senior secured term loan	S +	6.00%	10.10%	2/26/2025	12/28/2026	1,134	1,129	1,128	0.05%
HLSG Intermediate, LLC 767 Fifth Avenue, 17th Floor New York, NY 10153	First lien senior secured delayed draw term loan	S +	5.25%	9.08%	3/14/2025	3/31/2029	2,811	999	1,016	0.04%
HLSG Intermediate, LLC 767 Fifth Avenue, 17th Floor New York, NY 10153	First lien senior secured delayed draw term loan	S +	5.25%	9.08%	2/26/2025	3/31/2029	349	344	347	0.01%
HLSG Intermediate, LLC (11) 767 Fifth Avenue, 17th Floor New York, NY 10153	First lien senior secured revolving loan	S +	5.25%	9.08%	3/14/2025	3/31/2029	1,051	322	328	0.01%
HLSG Intermediate, LLC 767 Fifth Avenue, 17th Floor New York, NY 10153	First lien senior secured term loan	S +	5.25%	9.08%	3/14/2025	3/31/2029	3,395	3,361	3,376	0.14%
HLSG Intermediate, LLC 767 Fifth Avenue, 17th Floor New York, NY 10153	First lien senior secured term loan	S +	5.25%	9.08%	2/26/2025	3/31/2029	632	622	629	0.03%
Innovative Discovery Acquisition, LLC (6) 1700 North Moore Street, Suite 1500 Arlington, VA 22209	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	12/31/2025	12/31/2030	10,230	(77)	(77)	—%
Innovative Discovery Acquisition, LLC (6)(12) 1700 North Moore Street, Suite 1500 Arlington, VA 22209	First lien senior secured revolving loan	S +	5.50%	9.17%	12/31/2025	12/31/2030	447	(7)	(7)	—%
Innovative Discovery Acquisition, LLC 1700 North Moore Street, Suite 1500 Arlington, VA 22209	First lien senior secured term loan	S +	5.50%	9.17%	12/31/2025	12/31/2030	19,444	19,152	19,152	0.80%
Nimlok Company, LLC (6)(13) 9033 Murphy Road, Woodridge IL 60517	First lien senior secured revolving loan	S +	5.25%	9.10%	11/3/2025	11/27/2027	1,498	(11)	(11)	—%
Nimlok Company, LLC 9033 Murphy Road, Woodridge IL 60517	First lien senior secured term loan	S +	5.25%	9.10%	11/3/2025	11/27/2027	30,431	30,221	30,209	1.27%
Polaris Labs Acquisition, LLC (6) 321 N. Clark St. STE 940, Chicago, IL 60654	First lien senior secured revolving loan	S +	5.00%	8.67%	9/17/2024	9/17/2029	2,123	(32)	(29)	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Polaris Labs Acquisition, LLC 321 N. Clark St. STE 940, Chicago, IL 60654	First lien senior secured term loan	S +	5.00%	8.67%	9/17/2024	9/17/2029	6,378	6,279	6,289	0.26%
PRA Acquisition, LLC (6) One North LaSalle Street, Suite 1800 Chicago, IL 60602	First lien senior secured revolving loan	S +	6.50%	10.32%	7/28/2023	5/12/2028	56	(1)	(1)	0.00%
PRA Acquisition, LLC One North LaSalle Street, Suite 1800 Chicago, IL 60602	First lien senior secured term loan	S +	6.50%	10.32%	7/28/2023	5/12/2028	557	550	549	0.02%
Precision Point Metrics, Inc 155 N Wacker Drive STE 4150 Chicago IL, 60606	First lien senior secured delayed draw term loan	S +	4.75%	8.47%	7/1/2025	7/1/2031	7,250	4,107	4,122	0.17%
Precision Point Metrics, Inc (6) 155 N Wacker Drive STE 4150 Chicago IL, 60606	First lien senior secured revolving loan	S +	4.75%	8.42%	7/1/2025	7/1/2031	2,030	(28)	(24)	—%
Precision Point Metrics, Inc 155 N Wacker Drive STE 4150 Chicago IL, 60606	First lien senior secured term loan	S +	4.75%	8.42%	7/1/2025	7/1/2031	8,115	8,000	8,016	0.34%
Quality Liaison Services of North America, Inc 100 Bluegrass Commons Blvd, Suite 330, Hendersonville, TN 37075	First lien senior secured revolving loan	S +	6.00%	9.99%	7/28/2023	5/2/2028	1,629	698	699	0.03%
Quality Liaison Services of North America, Inc 100 Bluegrass Commons Blvd, Suite 330, Hendersonville, TN 37075	First lien senior secured term loan	S +	6.00%	9.99%	7/28/2023	5/2/2028	12,198	12,055	12,060	0.51%
Rapid Fire Safety and Security, LLC 55 West Port Plaza Dr, STE 350 ST Louis MO 63146	First lien senior secured delayed draw term loan	S +	5.00%	8.75%	1/2/2025	1/2/2030	5,449	4,594	4,601	0.19%
Rapid Fire Safety and Security, LLC 55 West Port Plaza Dr, STE 350 ST Louis MO 63146	First lien senior secured revolving loan	S +	5.00%	8.67%	1/2/2025	1/2/2030	1,885	1,557	1,559	0.07%
Rapid Fire Safety and Security, LLC 55 West Port Plaza Dr, STE 350 ST Louis MO 63146	First lien senior secured term loan	S +	5.00%	8.67%	1/2/2025	1/2/2030	3,951	3,893	3,899	0.16%
Superscapes Holdco, LLC 1500 Capital Drive Carrollton, TX 75006	First lien senior secured revolving loan	S +	5.50%	9.34%	4/7/2025	4/7/2030	2,166	251	254	0.01%
Superscapes Holdco, LLC 1500 Capital Drive Carrollton, TX 75006	First lien senior secured term loan	S +	5.50%	9.17%	4/7/2025	4/7/2030	17,818	17,578	17,609	0.74%
TCG Services, LLC (6) 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured delayed draw term loan	S +	5.50%	9.34%	7/31/2025	7/31/2031	7,250	(51)	(35)	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
TCG Services, LLC (6) 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured revolving loan	S +	5.50%	9.34%	7/31/2025	7/31/2031	2,030	(28)	(25)	0.00%
TCG Services, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured term loan	S +	5.50%	9.34%	7/31/2025	7/31/2031	7,413	7,306	7,322	0.31%
								142,244	140,937	5.91%
Construction and engineering
AKS Engineering and Forestry, LLC (6) 12965 SW Herman Rd STE 100 Tualatin, Or 97062	First lien senior secured revolving loan	S +	4.75%	8.47%	1/7/2025	1/7/2031	2,890	(36)	(32)	—%
AKS Engineering and Forestry, LLC 12965 SW Herman Rd STE 100 Tualatin, Or 97062	First lien senior secured term loan	S +	4.75%	8.47%	1/7/2025	1/7/2031	19,827	19,568	19,601	0.82%
AKS Engineering and Forestry, LLC 12965 SW Herman Rd STE 100 Tualatin, Or 97062	First lien senior secured term loan	S +	4.75%	8.47%	11/3/2025	1/7/2031	4,279	4,217	4,230	0.18%
BCI Burke Holding Corp. 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	2/26/2025	12/14/2027	1,437	1,426	1,429	0.06%
BCI Burke Holding Corp. (6) 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	10/10/2024	12/14/2027	6,588	(40)	(34)	—%
BCI Burke Holding Corp. (6) 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured revolving loan	S +	5.75%	9.42%	10/10/2024	12/14/2027	2,447	(17)	(13)	—%
BCI Burke Holding Corp. 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured term loan	S +	5.75%	9.42%	10/10/2024	12/14/2027	16,829	16,721	16,743	0.70%
Capital Construction, LLC (6) 40900 Woodward Ave #200 Bloomfield Hills, MI 48304	First lien senior secured delayed draw term loan	S +	5.75%	9.89%	6/30/2025	10/22/2026	9,173	(42)	(35)	—%
Capital Construction, LLC 40900 Woodward Ave #200 Bloomfield Hills, MI 48304	First lien senior secured delayed draw term loan	S +	5.75%	9.89%	6/30/2025	10/22/2026	3,169	3,139	3,139	0.13%
Capital Construction, LLC 40900 Woodward Ave #200 Bloomfield Hills, MI 48304	First lien senior secured term loan	S +	5.75%	9.89%	6/30/2025	10/22/2026	5,989	5,930	5,927	0.25%
CHS Holdco, LLC 60 E 42nd Street Ste 5230 New York, NY 10165	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	5/27/2025	5/27/2031	18,081	7,667	7,701	0.32%
CHS Holdco, LLC 60 E 42nd Street Ste 5230 New York, NY 10165	First lien senior secured revolving loan	S +	5.00%	8.65%	5/27/2025	5/27/2031	6,089	3,469	3,480	0.15%
CHS Holdco, LLC 60 E 42nd Street Ste 5230 New York, NY 10165	First lien senior secured term loan	S +	5.00%	8.67%	5/27/2025	5/27/2031	18,029	17,770	17,813	0.75%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Compass Restoration Intermediary Holdings, LLC 7701 Forsyth Blvd, Suite 700 St Louis, MO	First lien senior secured delayed draw term loan	S +	5.25%	9.09%	1/31/2025	1/31/2030	2,491	707	710	0.03%
Compass Restoration Intermediary Holdings, LLC (6) 7701 Forsyth Blvd, Suite 700 St Louis, MO	First lien senior secured revolving loan	S +	5.25%	9.09%	1/31/2025	1/31/2030	1,218	(20)	(18)	0.00%
Compass Restoration Intermediary Holdings, LLC 7701 Forsyth Blvd, Suite 700 St Louis, MO	First lien senior secured term loan	S +	5.25%	9.09%	1/31/2025	1/31/2030	6,922	6,809	6,817	0.29%
Highland Acquisition, Inc 5105 Heintz Street, Baldwin Park, CA 91706	First lien senior secured revolving loan	S +	5.75%	9.59%	9/3/2024	3/9/2027	2,213	427	426	0.02%
Highland Acquisition, Inc 5105 Heintz Street, Baldwin Park, CA 91706	First lien senior secured term loan	S +	5.75%	9.59%	9/3/2024	3/9/2027	10,740	10,662	10,657	0.45%
Ironhorse Purchaser, LLC 1650 East Fwy Baytown, TX 77521	First lien senior secured delayed draw term loan	S +	5.25%	8.97%	9/30/2022	9/30/2027	8,563	8,504	8,508	0.36%
Ironhorse Purchaser, LLC (6) (14) 1650 East Fwy Baytown, TX 77521	First lien senior secured revolving loan	S +	5.25%	8.97%	2/1/2023	9/30/2027	5,813	(49)	(38)	0.00%
Ironhorse Purchaser, LLC 1650 East Fwy Baytown, TX 77521	First lien senior secured term loan	S +	5.25%	8.97%	2/26/2025	9/30/2027	29,251	29,009	29,033	1.22%
Redwood Buyer, LLC (6) 1 River Rd, Cos Cob CT 06807	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	1/3/2025	1/3/2030	7,615	(122)	(112)	0.00%
Redwood Buyer, LLC (6) 1 River Rd, Cos Cob CT 06807	First lien senior secured revolving loan	S +	4.75%	8.42%	1/3/2025	1/3/2030	1,884	(30)	(28)	0.00%
Redwood Buyer, LLC 1 River Rd, Cos Cob CT 06807	First lien senior secured term loan	S +	4.75%	8.42%	1/3/2025	1/3/2030	9,034	8,884	8,896	0.37%
Rose Paving, LLC 7300 W 100th Place Bridgeview, IL 60455	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	11/27/2024	11/7/2029	3,714	3,595	3,599	0.15%
Rose Paving, LLC 7300 W 100th Place Bridgeview, IL 60455	First lien senior secured revolving loan	S +	5.00%	8.88%	2/26/2025	11/7/2029	8,626	5,152	5,175	0.22%
Rose Paving, LLC 7300 W 100th Place Bridgeview, IL 60455	First lien senior secured term loan	S +	5.00%	8.84%	7/28/2023	11/7/2029	17,075	16,785	16,888	0.71%
Rose Paving, LLC 7300 W 100th Place Bridgeview, IL 60455	First lien senior secured term loan	S +	5.00%	8.84%	5/1/2024	11/7/2029	1,767	1,738	1,748	0.07%
Rose Paving, LLC 7300 W 100th Place Bridgeview, IL 60455	First lien senior secured term loan	S +	5.00%	8.84%	11/27/2024	11/7/2029	13,024	12,868	12,881	0.54%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
								184,691	185,091	7.79%
Containers and packaging
Bulk Lift International, LLC 2424 N. Federal Highway, Suite 418 Boca Raton, Florida 33431	First lien senior secured delayed draw term loan	S +	6.25%	10.18%	7/28/2023	11/15/2027	$125	$123	$123	0.01%
Bulk Lift International, LLC 2424 N. Federal Highway, Suite 418 Boca Raton, Florida 33431	First lien senior secured revolving loan	S +	6.25%	10.35%	7/28/2023	11/15/2027	1,801	236	233	0.01%
Bulk Lift International, LLC 2424 N. Federal Highway, Suite 418 Boca Raton, Florida 33431	First lien senior secured term loan	S +	6.25%	10.18%	1/17/2024	11/15/2027	8,042	7,927	7,932	0.33%
Innovative FlexPak, LLC (8) 222 Lakeview Avenue, Suite 1700 West Palm Beach, Florida 33401	First lien senior secured delayed draw term loan	20.00% PIK		20.00%	7/31/2025	1/23/2027	459	257	28	0.00%
Innovative FlexPak, LLC (8) 222 Lakeview Avenue, Suite 1700 West Palm Beach, Florida 33401	First lien senior secured revolving loan	S +	7.00%	10.83%	7/28/2023	1/23/2027	627	496	238	0.01%
Innovative FlexPak, LLC (8) 222 Lakeview Avenue, Suite 1700 West Palm Beach, Florida 33401	First lien senior secured term loan	S +	7.00%	10.83%	7/28/2023	1/23/2027	2,616	2,274	1,195	0.05%
Innovative FlexPak, LLC (8) 222 Lakeview Avenue, Suite 1700 West Palm Beach, Florida 33401	First lien senior secured term loan	20.00% PIK		20.00%	2/26/2025	1/23/2027	896	567	409	0.02%
Johns Byrne LLC (6) 6701 West Oakton Street Niles, IL 60714	First lien senior secured delayed draw term loan	S +	6.25%	9.95%	8/31/2023	8/31/2029	2,575	2,536	2,538	0.11%
Johns Byrne LLC (6) 6701 West Oakton Street Niles, IL 60714	First lien senior secured revolving loan	S +	6.25%	9.92%	8/31/2023	8/31/2029	1,460	(22)	(21)	0.00%
Johns Byrne LLC 6701 West Oakton Street Niles, IL 60714	First lien senior secured term loan	S +	6.25%	9.92%	8/31/2023	8/31/2029	9,276	9,123	9,128	0.38%
K-1 Packaging Group, LLC. 17989 Arenth Avenue City of Industry, California 91748	First lien senior secured revolving loan	S +	6.25%	10.35%	10/6/2022	10/6/2027	6,748	1,206	1,209	0.05%
K-1 Packaging Group, LLC. 17989 Arenth Avenue City of Industry, California 91748	First lien senior secured term loan	S +	6.25%	10.18%	2/26/2025	10/6/2027	30,766	30,437	30,468	1.28%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
MRC Keeler Acquisition, LLC 1 N. Wacker Drive, Suite 1920 Chicago, Illinois 60606	First lien senior secured delayed draw term loan	S +	6.50%	10.32%	2/26/2025	6/4/2027	4	4	4	—%
MRC Keeler Acquisition, LLC (6) 1 N. Wacker Drive, Suite 1920 Chicago, Illinois 60606	First lien senior secured revolving loan	S +	6.50%	10.32%	7/28/2023	6/4/2027	150	—	(2)	0.00%
MRC Keeler Acquisition, LLC 1 N. Wacker Drive, Suite 1920 Chicago, Illinois 60606	First lien senior secured term loan	S +	6.50%	10.32%	7/28/2023	6/4/2027	908	908	898	0.04%
SCP Cold Chain Packaging Buyer Corp (6) 1 East Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	6/27/2025	6/27/2031	7,248	(41)	(26)	0.00%
SCP Cold Chain Packaging Buyer Corp (6) 1 East Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured revolving loan	S +	5.00%	8.67%	6/27/2025	6/27/2031	3,247	(37)	(31)	0.00%
SCP Cold Chain Packaging Buyer Corp 1 East Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured term loan	S +	5.00%	8.67%	6/27/2025	6/27/2031	19,111	18,891	18,927	0.79%
Sixarp, LLC (6) 7650 Caterpillar Court SW, Suite D Grand Rapids, Michigan 49548	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	9/22/2025	8/5/2029	1,722	(16)	(13)	—%
Sixarp, LLC 7650 Caterpillar Court SW, Suite D Grand Rapids, Michigan 49548	First lien senior secured revolving loan	S +	5.25%	8.92%	9/22/2025	8/5/2029	3,045	306	312	0.01%
Sixarp, LLC 7650 Caterpillar Court SW, Suite D Grand Rapids, Michigan 49548	First lien senior secured term loan	S +	5.25%	8.92%	9/22/2025	8/5/2029	20,408	20,213	20,255	0.85%
Vanguard Packaging, LLC 411 Theodore Fremd Avenue, Suite 125 Rye, New York 10580	First lien senior secured revolving loan	S +	5.25%	9.85%	3/29/2024	8/9/2026	4,408	1,456	1,458	0.06%
Vanguard Packaging, LLC 411 Theodore Fremd Avenue, Suite 125 Rye, New York 10580	First lien senior secured term loan	S +	5.25%	9.08%	3/29/2024	8/9/2026	10,064	10,029	10,033	0.42%
								106,873	105,295	4.42%
Distributors

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
RTP Acquisition, LLC 774 Highway 320 Carnesville, GA 30521	First lien senior secured revolving loan	S +	4.50% + 2.25% PIK	10.58%	7/28/2023	8/17/2027	$39	$38	$29	0.00%
RTP Acquisition, LLC 774 Highway 320 Carnesville, GA 30521	First lien senior secured term loan	S +	4.50% + 2.25% PIK	10.85%	12/13/2023	8/17/2027	2,764	2,743	2,074	0.09%
								2,781	2,103	0.09%
Diversified consumer services
50Floor, LLC 666 Fifth Avenue, 36th Floor New York, NY 10103	First lien senior secured revolving loan	S +	3.00%	7.12%	7/28/2023	3/31/2028	$214	$105	$89	0.00%
50Floor, LLC 666 Fifth Avenue, 36th Floor New York, NY 10103	First lien senior secured term loan	S +	3.00%	7.12%	7/28/2023	3/31/2028	1,137	1,116	1,039	0.04%
ACES Intermediate, LLC (6) 3033 East First Avenue, Suite #700 Denver, CO 80206	First lien senior secured revolving loan	S +	5.00%	8.83%	7/28/2023	7/27/2027	7,114	(63)	(36)	0.00%
ACES Intermediate, LLC 3033 East First Avenue, Suite #700 Denver, CO 80206	First lien senior secured term loan	S +	5.00%	8.83%	3/21/2025	7/27/2027	37,404	37,057	37,217	1.56%
CL Services Acquisition, LLC 2001 Ross Avenue, Suite 4250 Dallas, Texas 75201	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	7/28/2023	4/25/2028	7,136	7,011	7,047	0.30%
CL Services Acquisition, LLC 2001 Ross Avenue, Suite 4250 Dallas, Texas 75201	First lien senior secured delayed draw term loan	S +	4.75%	8.49%	5/7/2024	4/25/2028	8,453	8,316	8,347	0.35%
CL Services Acquisition, LLC 2001 Ross Avenue, Suite 4250 Dallas, Texas 75201	First lien senior secured delayed draw term loan	S +	4.75%	8.57%	9/19/2025	4/25/2028	32,288	9,163	9,197	0.39%
CL Services Acquisition, LLC 2001 Ross Avenue, Suite 4250 Dallas, Texas 75201	First lien senior secured revolving loan	S +	4.75%	8.42%	9/19/2025	4/25/2028	5,435	416	429	0.02%
CL Services Acquisition, LLC 2001 Ross Avenue, Suite 4250 Dallas, Texas 75201	First lien senior secured term loan	S +	4.75%	8.59%	9/19/2025	4/25/2028	13,589	13,335	13,419	0.56%
Esquire Deposition Solutions, LLC 1500 Centre Parkway, Suite 100 East Point, Georgia 30344	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	7/1/2024	12/30/2028	6,673	6,596	6,613	0.28%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Esquire Deposition Solutions, LLC 1500 Centre Parkway, Suite 100 East Point, Georgia 30344	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	2/26/2025	12/30/2028	6,896	6,806	6,834	0.29%
Esquire Deposition Solutions, LLC (6) 1500 Centre Parkway, Suite 100 East Point, Georgia 30344	First lien senior secured revolving loan	S +	5.25%	8.92%	7/1/2024	12/30/2028	7,666	(91)	(69)	0.00%
Esquire Deposition Solutions, LLC 1500 Centre Parkway, Suite 100 East Point, Georgia 30344	First lien senior secured term loan	S +	5.25%	8.92%	2/26/2025	12/30/2028	47,749	47,212	47,319	1.98%
Harley Exteriors Acquisition, LLC 40900 Woodward Avenue Suite 200 Bloomfield Hills, MI 48304	First lien senior secured delayed draw term loan	S +	5.50%	9.34%	8/2/2024	8/1/2029	3,929	2,763	2,768	0.12%
Harley Exteriors Acquisition, LLC (6) 40900 Woodward Avenue Suite 200 Bloomfield Hills, MI 48304	First lien senior secured revolving loan	S +	5.50%	9.34%	8/2/2024	8/2/2029	1,322	(22)	(21)	0.00%
Harley Exteriors Acquisition, LLC 40900 Woodward Avenue Suite 200 Bloomfield Hills, MI 48304	First lien senior secured term loan	S +	5.50%	9.34%	8/2/2024	8/2/2029	8,439	8,295	8,305	0.35%
Home Brands Group Holdings, Inc. (6) 426 N. 44th Street, Suite 410 Phoenix, Arizona 85008	First lien senior secured revolving loan	S +	5.00%	8.72%	7/28/2023	1/8/2028	48	—	—	0.00%
Home Brands Group Holdings, Inc. 426 N. 44th Street, Suite 410 Phoenix, Arizona 85008	First lien senior secured term loan	S +	5.00%	8.72%	6/10/2025	1/8/2028	12,034	11,928	11,957	0.50%
HTI Intermediate, LLC 8259 Bunkum Rd, Caseyville, IL 62232	First lien senior secured delayed draw term loan	S +	5.00%	8.98%	3/1/2024	3/1/2030	2,348	2,311	2,319	0.10%
HTI Intermediate, LLC 8259 Bunkum Rd, Caseyville, IL 62232	First lien senior secured revolving loan	S +	5.00%	10.08%	7/2/2025	3/1/2030	2,588	482	485	0.02%
HTI Intermediate, LLC 8259 Bunkum Rd, Caseyville, IL 62232	First lien senior secured term loan	S +	5.00%	8.98%	7/2/2025	3/1/2030	1,773	1,749	1,751	0.07%
HTI Intermediate, LLC 8259 Bunkum Rd, Caseyville, IL 62232	First lien senior secured term loan	S +	5.00%	8.77%	3/1/2024	3/1/2030	5,008	4,934	4,945	0.21%
ISSA, LLC 299 Park Avenue, 4th Floor, New York, NY 10171	First lien senior secured revolving loan	S +	6.50%	10.28%	7/28/2023	3/1/2028	131	38	38	—%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
ISSA, LLC 299 Park Avenue, 4th Floor, New York, NY 10171	First lien senior secured term loan	S +	6.50%	10.17%	10/6/2023	3/1/2028	1,820	1,803	1,797	0.08%
Juniper Landscaping Holdings LLC 277 Park Avenue, 29th Floor New York, New York 10172	First lien senior secured delayed draw term loan	S +	5.75%	9.44%	2/26/2025	12/29/2027	5,831	5,775	5,783	0.24%
Juniper Landscaping Holdings LLC 277 Park Avenue, 29th Floor New York, New York 10172	First lien senior secured delayed draw term loan	S +	5.75%	9.56%	5/23/2025	12/29/2027	8,014	1,896	1,884	0.08%
Juniper Landscaping Holdings LLC 277 Park Avenue, 29th Floor New York, New York 10172	First lien senior secured delayed draw term loan	S +	5.75%	9.43%	7/28/2023	12/29/2027	85	85	85	0.00%
Juniper Landscaping Holdings LLC (15) 277 Park Avenue, 29th Floor New York, New York 10172	First lien senior secured revolving loan	S +	5.75%	9.51%	5/23/2025	12/29/2027	3,103	771	781	0.03%
Juniper Landscaping Holdings LLC 277 Park Avenue, 29th Floor New York, New York 10172	First lien senior secured term loan	S +	5.75%	9.43%	5/23/2025	12/29/2027	3,965	3,917	3,933	0.16%
Lawn Care Holdings Purchaser, Inc 1730 Pennsylvania Avenue, NW, Suite 525 Washington, DC 20006	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	10/24/2023	10/24/2028	4,520	4,436	4,486	0.19%
Lawn Care Holdings Purchaser, Inc 1730 Pennsylvania Avenue, NW, Suite 525 Washington, DC 20006	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	11/22/2024	10/24/2028	13,901	9,238	9,258	0.39%
Lawn Care Holdings Purchaser, Inc (6) 1730 Pennsylvania Avenue, NW, Suite 525 Washington, DC 20006	First lien senior secured revolving loan	P +	4.50%	11.25%	11/22/2024	10/24/2028	2,698	507	519	0.02%
Lawn Care Holdings Purchaser, Inc 1730 Pennsylvania Avenue, NW, Suite 525 Washington, DC 20006	First lien senior secured term loan	S +	5.50%	9.17%	11/22/2024	10/24/2028	7,120	7,016	7,066	0.30%
PPW Acquisition, LLC 3443 Summit Road Norton, Ohio 44203	First lien senior secured revolving loan	S +	6.75%	10.68%	7/28/2023	3/31/2028	38	11	9	—%
PPW Acquisition, LLC 3443 Summit Road Norton, Ohio 44203	First lien senior secured term loan	S +	4.25% + 2.50% PIK	10.68%	7/28/2023	3/31/2028	622	612	590	0.02%
Premier Early Childhood Education Partners LLC 120 S. LaSalle Street, Suite 1200 Chicago, Illinois 60603	First lien senior secured delayed draw term loan	S +	6.00%	9.93%	11/22/2023	11/22/2028	10,809	10,642	10,717	0.45%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Premier Early Childhood Education Partners LLC 120 S. LaSalle Street, Suite 1200 Chicago, Illinois 60603	First lien senior secured delayed draw term loan	S +	6.00%	9.93%	9/25/2024	11/22/2028	8,973	8,855	8,896	0.37%
Premier Early Childhood Education Partners LLC 120 S. LaSalle Street, Suite 1200 Chicago, Illinois 60603	First lien senior secured delayed draw term loan	S +	6.00%	9.92%	3/27/2025	11/22/2028	8,403	6,335	6,346	0.27%
Premier Early Childhood Education Partners LLC 120 S. LaSalle Street, Suite 1200 Chicago, Illinois 60603	First lien senior secured revolving loan	S +	6.00%	9.84%	11/22/2023	11/22/2028	1,380	531	540	0.02%
Premier Early Childhood Education Partners LLC 120 S. LaSalle Street, Suite 1200 Chicago, Illinois 60603	First lien senior secured term loan	S +	6.00%	9.93%	11/22/2023	11/22/2028	8,146	8,006	8,077	0.34%
TSR Concrete Coatings, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured delayed draw term loan	S +	4.50%	8.17%	12/31/2025	12/31/2031	12,868	(64)	(64)	—%
TSR Concrete Coatings, LLC (6) 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured revolving loan	S +	4.50%	8.17%	12/31/2025	12/31/2031	6,220	(62)	(62)	—%
TSR Concrete Coatings, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured term loan	S +	4.50%	8.17%	12/31/2025	12/31/2031	25,186	24,934	24,934	1.05%
United Land Services Opco Parent, LLC 12428 San Jose Blvd #4 Jacksonville FL 32223	First lien senior secured delayed draw term loan	S +	6.00%	10.10%	7/28/2023	3/23/2027	1,221	1,216	1,219	0.05%
United Land Services Opco Parent, LLC 12428 San Jose Blvd #4 Jacksonville FL 32223	First lien senior secured delayed draw term loan	S +	6.00%	10.10%	7/28/2023	3/23/2027	371	369	370	0.02%
United Land Services Opco Parent, LLC 12428 San Jose Blvd #4 Jacksonville FL 32223	First lien senior secured delayed draw term loan	S +	6.00%	9.96%	12/11/2025	3/23/2027	8,020	4,361	4,372	0.18%
United Land Services Opco Parent, LLC (6) (17) 12428 San Jose Blvd #4 Jacksonville FL 32223	First lien senior secured revolving loan	S +	6.00%	10.10%	7/28/2023	3/23/2027	150	(1)	—	0.00%
United Land Services Opco Parent, LLC 12428 San Jose Blvd #4 Jacksonville FL 32223	First lien senior secured term loan	S +	6.00%	10.10%	7/28/2023	3/23/2027	348	347	348	0.01%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Yard-Nique, Inc 4242 Six Forks Road, Suite 950 Raleigh, North Carolina 27609	First lien senior secured delayed draw term loan	S +	6.50%	10.32%	6/30/2025	4/30/2026	7,640	6,737	6,787	0.28%
Yard-Nique, Inc 4242 Six Forks Road, Suite 950 Raleigh, North Carolina 27609	First lien senior secured delayed draw term loan	S +	6.50%	10.32%	7/28/2023	4/30/2026	2,542	2,536	2,536	0.11%
Yard-Nique, Inc 4242 Six Forks Road, Suite 950 Raleigh, North Carolina 27609	First lien senior secured revolving loan	S +	6.50%	10.32%	4/30/2024	4/30/2026	1,947	1,803	1,806	0.08%
Yard-Nique, Inc 4242 Six Forks Road, Suite 950 Raleigh, North Carolina 27609	First lien senior secured term loan	S +	6.50%	10.32%	2/26/2025	4/30/2026	6,928	6,904	6,903	0.29%
								288,973	289,908	12.17%
Electrical equipment
AEP Passion Intermediate Holdings, Inc. 101 Mission Street, Suite 1500 San Francisco, CA 94105	First lien senior secured delayed draw term loan	S +	1.75% + 4.75% PIK	10.32%	2/26/2025	10/5/2027	$72	$71	$71	0.00%
AEP Passion Intermediate Holdings, Inc. 101 Mission Street, Suite 1500 San Francisco, CA 94105	First lien senior secured revolving loan	S +	6.50%	10.49%	7/28/2023	10/5/2027	48	15	15	0.00%
AEP Passion Intermediate Holdings, Inc. 101 Mission Street, Suite 1500 San Francisco, CA 94105	First lien senior secured revolving loan	S +	1.75% + 4.75% PIK	10.49%	7/28/2023	10/5/2027	1	1	1	0.00%
AEP Passion Intermediate Holdings, Inc. 101 Mission Street, Suite 1500 San Francisco, CA 94105	First lien senior secured term loan	S +	1.75% + 4.75% PIK	10.49%	7/28/2023	10/5/2027	1,291	1,275	1,271	0.05%
BPCP NSA Intermedco, Inc 255 Corporate Woods Parkway, Vernon Hills, IL 60061	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	5/17/2024	5/17/2030	12,205	12,056	12,117	0.51%
BPCP NSA Intermedco, Inc (6) 255 Corporate Woods Parkway, Vernon Hills, IL 60061	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	12/15/2025	5/17/2030	8,953	(33)	(33)	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
BPCP NSA Intermedco, Inc (6) 255 Corporate Woods Parkway, Vernon Hills, IL 60061	First lien senior secured revolving loan	S +	4.75%	8.42%	5/17/2024	5/17/2030	5,930	(65)	(43)	0.00%
BPCP NSA Intermedco, Inc 255 Corporate Woods Parkway, Vernon Hills, IL 60061	First lien senior secured term loan	S +	4.75%	8.42%	12/15/2025	5/17/2030	36,616	36,184	36,352	1.52%
SENS Intermediate Holdings LLC (6) 127 Public Square Cleveland, OH 44114	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	3/10/2025	3/10/2031	3,468	(22)	(16)	—%
SENS Intermediate Holdings LLC (6) 127 Public Square Cleveland, OH 44114	First lien senior secured revolving loan	S +	4.75%	8.42%	3/10/2025	3/10/2031	2,664	(35)	(30)	—%
SENS Intermediate Holdings LLC 127 Public Square Cleveland, OH 44114	First lien senior secured term loan	S +	4.75%	8.42%	3/10/2025	3/10/2031	9,753	9,624	9,643	0.40%
WCI Volt Purchaser, LLC (6) 890 Winter Street, Suite 235 Waltham, MA 02451	First lien senior secured revolving loan	S +	5.25%	9.08%	9/15/2022	9/15/2028	2,249	(20)	(19)	—%
WCI Volt Purchaser, LLC 890 Winter Street, Suite 235 Waltham, MA 02451	First lien senior secured term loan	S +	5.25%	9.08%	9/15/2022	9/15/2028	7,721	7,640	7,647	0.32%
								66,691	66,976	2.80%
Electronic equipment, instruments and components
ADC Purchaser Inc (6) 505 Fifth Ave, 25th Floor New York NY 10017	First lien senior secured revolving loan	S +	4.50%	8.17%	7/16/2025	7/16/2031	$6,013	$(70)	$(58)	0.00%
ADC Purchaser Inc 505 Fifth Ave, 25th Floor New York NY 10017	First lien senior secured term loan	S +	4.50%	8.17%	7/16/2025	7/16/2031	30,802	30,433	30,501	1.28%
Advanced Lighting Acquisition, LLC (6) 101 Mission Street, Suite 1500 San Francisco, CA 94105	First lien senior secured revolving loan	S +	5.50%	9.22%	2/27/2025	11/22/2027	1,215	(8)	(7)	0.00%
Advanced Lighting Acquisition, LLC 101 Mission Street, Suite 1500 San Francisco, CA 94105	First lien senior secured term loan	S +	5.50%	9.22%	2/27/2025	11/22/2027	6,956	6,903	6,913	0.29%
Nelson Name Plate Company 2424 N. Federal Highway, Suite 418 Boca Raton, Florida 33431	First lien senior secured delayed draw term loan	S +	5.75%	9.68%	7/28/2023	10/18/2026	115	115	115	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Nelson Name Plate Company 2424 N. Federal Highway, Suite 418 Boca Raton, Florida 33431	First lien senior secured revolving loan	S +	5.75%	9.69%	7/28/2023	10/18/2026	90	33	33	0.00%
Nelson Name Plate Company 2424 N. Federal Highway, Suite 418 Boca Raton, Florida 33431	First lien senior secured term loan	S +	5.75%	9.68%	5/30/2025	10/18/2026	3,422	3,394	3,401	0.14%
								40,800	40,898	1.71%
Food and staples retailing
Ever Fresh Fruit Company, LLC 35855 SE Kelso Rd. Boring OR 97009	First lien senior secured delayed draw term loan	S +	6.50%	10.32%	6/5/2024	11/17/2028	$1,351	$1,333	$1,335	0.06%
Ever Fresh Fruit Company, LLC (6) 35855 SE Kelso Rd. Boring OR 97009	First lien senior secured revolving loan	S +	6.50%	10.32%	11/17/2023	11/17/2028	1,380	(21)	(17)	0.00%
Ever Fresh Fruit Company, LLC 35855 SE Kelso Rd. Boring OR 97009	First lien senior secured term loan	S +	6.50%	10.32%	11/17/2023	11/17/2028	7,215	7,094	7,129	0.30%
Mad Rose Company, LLC 4820 Lake Brook Drive, Suite 140 Glen Allen, VA 23060	First lien senior secured revolving loan	S +	6.50%	10.51%	12/5/2023	5/7/2026	395	141	141	0.01%
Mad Rose Company, LLC 4820 Lake Brook Drive, Suite 140 Glen Allen, VA 23060	First lien senior secured term loan	S +	6.50%	10.60%	12/5/2023	5/7/2026	2,869	2,861	2,860	0.12%
NutriScience Innovations, LLC (6)(19) 111 South Wacker Drive, Suite 4960 Chicago, IL 60606	First lien senior secured revolving loan	S +	6.00%	9.67%	7/28/2023	12/31/2026	131	(1)	(1)	0.00%
NutriScience Innovations, LLC 111 South Wacker Drive, Suite 4960 Chicago, IL 60606	First lien senior secured term loan	S +	6.00%	9.67%	10/15/2024	12/31/2026	1,559	1,556	1,553	0.07%
Premier Produce One, LLC (6) 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	11/24/2025	9/21/2030	10,460	(64)	(64)	0.00%
Premier Produce One, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured delayed draw term loan	S +	5.00%	8.88%	3/21/2025	9/21/2030	4,272	4,203	4,246	0.18%
Premier Produce One, LLC (6) 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured revolving loan	S +	5.00%	8.67%	11/24/2025	9/21/2030	3,972	(56)	(49)	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Premier Produce One, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured term loan	S +	5.00%	8.88%	11/24/2025	9/21/2030	13,714	13,547	13,545	0.57%
Premier Produce One, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured term loan	S +	5.00%	8.67%	3/21/2025	9/21/2030	5,653	5,565	5,584	0.23%
Qin's Buffalo, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured delayed draw term loan	S +	5.75%	9.47%	7/28/2023	5/5/2027	74	73	73	0.00%
Qin's Buffalo, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured delayed draw term loan	S +	5.75%	9.47%	5/24/2024	5/5/2027	7,898	5,435	5,439	0.23%
Qin's Buffalo, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured revolving loan	S +	5.75%	9.47%	7/28/2023	5/5/2027	38	37	37	0.00%
Qin's Buffalo, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured term loan	S +	5.75%	9.47%	7/28/2023	5/5/2027	520	515	516	0.02%
SCP Beverage Buyer, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured revolving loan	S +	6.00%	10.11%	7/28/2023	5/24/2028	38	37	37	0.00%
SCP Beverage Buyer, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured term loan	S +	5.75%	10.12%	11/3/2025	5/24/2028	8,244	8,184	8,184	0.34%
TruSource Foods LLC (6) 601 N Stolle Ave Sidney, OH 45365	First lien senior secured delayed draw term loan	S +	5.00%	8.76%	12/5/2025	8/1/2031	2,510	(37)	(34)	0.00%
TruSource Foods LLC 601 N Stolle Ave Sidney, OH 45365	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	8/1/2025	8/1/2031	3,334	3,282	3,288	0.14%
TruSource Foods LLC 601 N Stolle Ave Sidney, OH 45365	First lien senior secured revolving loan	S +	5.00%	8.71%	8/1/2025	8/1/2031	1,926	981	985	0.04%
TruSource Foods LLC 601 N Stolle Ave Sidney, OH 45365	First lien senior secured term loan	S +	5.00%	8.76%	12/5/2025	8/1/2031	9,602	9,455	9,471	0.40%
Universal Pure, LLC 1601 Pioneers Blvd Lincoln, NE 68502	First lien senior secured delayed draw term loan	S +	4.50% + 1.75% PIK	10.07%	7/28/2023	10/31/2028	367	362	362	0.02%
Universal Pure, LLC (20) 1601 Pioneers Blvd Lincoln, NE 68502	First lien senior secured revolving loan	S +	4.50% + 1.75% PIK	10.07%	7/28/2023	10/31/2028	7,231	6,945	6,949	0.29%
Universal Pure, LLC 1601 Pioneers Blvd Lincoln, NE 68502	First lien senior secured term loan	S +	4.50% + 1.75% PIK	10.07%	2/26/2025	10/31/2028	17,641	17,338	17,343	0.73%
								88,765	88,912	3.75%
Food products

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
BPCP WLF Intermedco LLC 1724 5th Avenue, Unit #3 Bay Shore, New York 11706	First lien senior secured delayed draw term loan	S +	6.00%	9.86%	8/19/2022	8/19/2028	$5,827	$5,735	$5,780	0.24%
BPCP WLF Intermedco LLC 1724 5th Avenue, Unit #3 Bay Shore, New York 11706	First lien senior secured delayed draw term loan	S +	6.00%	9.89%	12/20/2024	8/19/2028	7,615	1,755	1,766	0.07%
BPCP WLF Intermedco LLC (6) 1724 5th Avenue, Unit #3 Bay Shore, New York 11706	First lien senior secured revolving loan	S +	6.00%	9.82%	8/19/2022	8/19/2028	3,383	(41)	(27)	0.00%
BPCP WLF Intermedco LLC 1724 5th Avenue, Unit #3 Bay Shore, New York 11706	First lien senior secured term loan	S +	6.00%	9.82%	2/26/2025	8/19/2028	24,132	23,777	23,936	1.00%
Icelandirect, LLC (6) 127 Kingsland Avenue Clifton, NJ 07014	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	12/31/2025	7/31/2029	2,858	(29)	(29)	0.00%
Icelandirect, LLC (6) 127 Kingsland Avenue Clifton, NJ 07014	First lien senior secured revolving loan	S +	5.25%	8.92%	12/31/2025	7/31/2029	331	(3)	(3)	0.00%
Icelandirect, LLC 127 Kingsland Avenue Clifton, NJ 07014	First lien senior secured term loan	S +	5.25%	8.92%	12/31/2025	7/31/2029	1,934	1,914	1,914	0.08%
Starwest Botanicals Acquisition, LLC 161 Main Avenue Sacramento, California 95838	First lien senior secured revolving loan	S +	5.25%	9.08%	7/28/2023	4/30/2028	174	166	143	0.01%
Starwest Botanicals Acquisition, LLC 161 Main Avenue Sacramento, California 95838	First lien senior secured term loan	S +	5.25%	9.08%	2/26/2025	4/30/2028	783	761	665	0.03%
Sun Orchard, LLC 8600 N.W. 36th Street Ste 250 Doral, FL 33166	First lien senior secured delayed draw term loan	S +	5.50%	9.37%	8/2/2024	1/8/2029	6,093	6,002	6,034	0.25%
Sun Orchard, LLC (6) 8600 N.W. 36th Street Ste 250 Doral, FL 33166	First lien senior secured revolving loan	S +	5.50%	9.35%	11/24/2025	1/8/2029	6,851	(86)	(67)	0.00%
Sun Orchard, LLC 8600 N.W. 36th Street Ste 250 Doral, FL 33166	First lien senior secured term loan	S +	5.50%	9.35%	11/24/2025	1/8/2029	34,536	34,033	34,200	1.43%
Treat Planet Acquisition, LLC (6) 1275 Drummers Lane Suite 300	First lien senior secured revolving loan	S +	5.50%	9.17%	3/7/2025	1/11/2028	2,422	(33)	(15)	0.00%
Treat Planet Acquisition, LLC 1275 Drummers Lane Suite 300	First lien senior secured term loan	S +	5.50%	9.17%	3/7/2025	1/11/2028	5,499	5,457	5,465	0.23%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Treat Planet Acquisition, LLC 1275 Drummers Lane Suite 300	First lien senior secured term loan	S +	5.50%	9.17%	9/2/2025	1/11/2028	8,273	8,146	8,222	0.34%
Westminster Cracker Company, Inc 145 South Wells Street, Suite 1800 Chicago, Illinois 60606	First lien senior secured revolving loan	S +	6.25%	10.07%	8/30/2023	8/30/2026	1,534	224	224	0.01%
Westminster Cracker Company, Inc 145 South Wells Street, Suite 1800 Chicago, Illinois 60606	First lien senior secured term loan	S +	6.25%	10.07%	8/30/2023	8/30/2026	9,440	9,396	9,399	0.39%
								97,174	97,607	4.08%
Gas utilities
Hydromax USA, LLC 2501 South Kentucky Avenue Evansville, Indiana 47714	First lien senior secured delayed draw term loan	S +	6.00%	9.99%	2/26/2025	12/30/2027	$109	$107	$108	0.00%
Hydromax USA, LLC (6) 2501 South Kentucky Avenue Evansville, Indiana 47714	First lien senior secured delayed draw term loan	S +	6.00%	9.99%	6/3/2025	12/30/2027	1,298	(9)	(8)	0.00%
Hydromax USA, LLC 2501 South Kentucky Avenue Evansville, Indiana 47714	First lien senior secured revolving loan	S +	6.00%	9.99%	2/26/2025	12/30/2027	228	88	90	0.00%
Hydromax USA, LLC 2501 South Kentucky Avenue Evansville, Indiana 47714	First lien senior secured term loan	S +	6.00%	9.99%	7/28/2023	12/30/2027	1,178	1,154	1,171	0.05%
								1,340	1,361	0.05%
Health care equipment and supplies
3BC Matrix Acquisition, LLC (6)(21) 949 A.E.C. Drive Wood Dale, IL 60191	First lien senior secured revolving loan	S +	5.50%	9.22%	5/13/2025	5/13/2030	$1,564	$(27)	$(25)	0.00%
3BC Matrix Acquisition, LLC 949 A.E.C. Drive Wood Dale, IL 60191	First lien senior secured term loan	S +	5.50%	9.22%	5/13/2025	5/13/2030	4,765	4,679	4,686	0.20%
626 Holdings Equity, LLC 1395 NW 17th Ave. Suites 113 & 114 Delray Beach, FL 33445	First lien senior secured delayed draw term loan	S +	6.00%	10.10%	7/28/2023	2/14/2028	220	218	217	0.01%
626 Holdings Equity, LLC 1395 NW 17th Ave. Suites 113 & 114 Delray Beach, FL 33445	First lien senior secured revolving loan	S +	6.00%	10.31%	7/28/2023	2/14/2028	75	74	74	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
626 Holdings Equity, LLC 1395 NW 17th Ave. Suites 113 & 114 Delray Beach, FL 33445	First lien senior secured term loan	S +	6.00%	10.10%	7/28/2023	2/14/2028	857	849	847	0.04%
Alcresta Buyer, Inc (6) 130 Turner Street Building 3, Suite 200 Waltham, MA 02453	First lien senior secured delayed draw term loan	S +	5.50%	9.29%	12/4/2025	3/12/2031	36,279	(358)	(357)	(0.01)%
Alcresta Buyer, Inc 130 Turner Street Building 3, Suite 200 Waltham, MA 02453	First lien senior secured revolving loan	S +	5.50%	9.24%	12/4/2025	3/12/2031	3,155	158	179	0.01%
Alcresta Buyer, Inc 130 Turner Street Building 3, Suite 200 Waltham, MA 02453	First lien senior secured term loan	S +	5.50%	9.29%	12/4/2025	3/12/2031	28,105	27,675	27,826	1.17%
EMSAR Acquisition LLC 1256 Main Street, Suite 256 Southlake, Texas 76092	First lien senior secured delayed draw term loan	S +	4.50% + 2.00% PIK	10.43%	7/28/2023	9/30/2027	215	212	203	0.01%
EMSAR Acquisition LLC 1256 Main Street, Suite 256 Southlake, Texas 76092	First lien senior secured revolving loan	S +	6.50%	10.43%	7/28/2023	9/30/2027	134	132	126	0.01%
EMSAR Acquisition LLC 1256 Main Street, Suite 256 Southlake, Texas 76092	First lien senior secured term loan	S +	4.50% + 2.00% PIK	10.43%	10/13/2023	9/30/2027	1,042	1,036	983	0.04%
Medical Technology Associates, Inc. 6651 102nd Avenue North Pinellas Park, Florida 33782	First lien senior secured revolving loan	S +	5.50%	9.17%	6/27/2025	7/25/2028	2,981	1,397	1,412	0.06%
Medical Technology Associates, Inc. 6651 102nd Avenue North Pinellas Park, Florida 33782	First lien senior secured term loan	S +	5.50%	9.17%	12/5/2025	7/25/2028	28,278	27,923	28,098	1.18%
Nasco Healthcare Inc. 901 Janesville Avenue Fort Atkinson, WI 53538	First lien senior secured revolving loan	S +	5.75%	9.59%	12/13/2024	6/30/2028	2,937	713	718	0.03%
Nasco Healthcare Inc. 901 Janesville Avenue Fort Atkinson, WI 53538	First lien senior secured term loan	S +	5.75%	9.59%	12/13/2024	6/30/2028	11,675	11,593	11,605	0.49%
NWI Merger Sub, Inc (6) 10 Burton Hills Blvd., Ste. 250 Nashville, TN 37215	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	12/4/2024	12/4/2029	6,438	(101)	(93)	0.00%
NWI Merger Sub, Inc (6) 10 Burton Hills Blvd., Ste. 250 Nashville, TN 37215	First lien senior secured revolving loan	S +	5.00%	8.84%	12/4/2024	12/4/2029	2,495	(39)	(36)	0.00%
NWI Merger Sub, Inc 10 Burton Hills Blvd., Ste. 250 Nashville, TN 37215	First lien senior secured term loan	S +	5.00%	8.84%	12/4/2024	12/4/2029	16,784	16,527	16,540	0.69%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
SCA Buyer, LLC 12120 Colonel Glenn Rd., Suite 8500 Little Rock, AR 72210	First lien senior secured delayed draw term loan	S +	6.50%	10.60%	2/26/2025	1/20/2027	275	270	245	0.01%
SCA Buyer, LLC 12120 Colonel Glenn Rd., Suite 8500 Little Rock, AR 72210	First lien senior secured revolving loan	S +	6.50%	10.60%	7/28/2023	1/20/2027	134	131	119	0.00%
SCA Buyer, LLC 12120 Colonel Glenn Rd., Suite 8500 Little Rock, AR 72210	First lien senior secured term loan	S +	6.50%	10.60%	12/16/2024	1/20/2027	739	725	659	0.03%
SCA Buyer, LLC 12120 Colonel Glenn Rd., Suite 8500 Little Rock, AR 72210	First lien senior secured term loan	S +	6.50%	10.60%	4/26/2024	1/20/2027	2,815	2,758	2,510	0.11%
Spectrum Solutions, LLC (8) 12248 Lone Peak Parkway Draper, Utah 84020	First lien senior secured delayed draw term loan	18.00%		18.00%	4/10/2025	3/5/2026	134	128	134	0.01%
Spectrum Solutions, LLC (8) 12248 Lone Peak Parkway Draper, Utah 84020	First lien senior secured delayed draw term loan	18.00% PIK		18.00%	5/3/2024	3/5/2026	269	260	267	0.01%
Spectrum Solutions, LLC (8) 12248 Lone Peak Parkway Draper, Utah 84020	First lien senior secured delayed draw term loan	15.00% PIK		18.00%	4/10/2025	3/5/2026	38	36	38	0.00%
Spectrum Solutions, LLC (8) 12248 Lone Peak Parkway Draper, Utah 84020	First lien senior secured delayed draw term loan	15.00% PIK		15.00%	7/28/2023	3/5/2026	135	121	—	0.00%
Spectrum Solutions, LLC (8) 12248 Lone Peak Parkway Draper, Utah 84020	First lien senior secured revolving loan	S +	6.25%	10.28%	7/28/2023	3/5/2026	304	191	(53)	0.00%
Spectrum Solutions, LLC (8) 12248 Lone Peak Parkway Draper, Utah 84020	First lien senior secured term loan	S +	6.25%	10.18%	7/28/2023	3/5/2026	644	584	89	0.00%
Spectrum Solutions, LLC 12248 Lone Peak Parkway Draper, Utah 84020	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	9/30/2024	11/30/2027	4,648	3,204	3,195	0.13%
Spectrum Solutions, LLC (6) 12248 Lone Peak Parkway Draper, Utah 84020	First lien senior secured revolving loan	S +	5.25%	9.18%	9/9/2025	11/30/2027	2,227	(31)	(25)	0.00%
Spectrum Solutions, LLC 12248 Lone Peak Parkway Draper, Utah 84020	First lien senior secured term loan	S +	5.25%	9.18%	9/9/2025	11/30/2027	17,211	16,974	17,013	0.71%
								118,012	117,194	4.94%
Health care providers and services
ADVI Health, LLC (6) Wrigley Building, South Tower 400 N. Michigan Avenue, Suite 800	First lien senior secured revolving loan	S +	6.50%	10.33%	11/29/2022	11/29/2027	$1,062	$(10)	$(10)	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
ADVI Health, LLC Wrigley Building, South Tower 400 N. Michigan Avenue, Suite 800	First lien senior secured term loan	S +	6.50%	10.33%	11/29/2022	11/29/2027	6,055	5,986	5,990	0.25%
Advocate RCM Acquisition Corp (6) 1901 Avenue of the Stars, Suite 600 Los Angeles, California 90067	First lien senior secured revolving loan	S +	6.25%	10.02%	12/22/2023	12/22/2026	2,902	(17)	(16)	0.00%
Advocate RCM Acquisition Corp 1901 Avenue of the Stars, Suite 600 Los Angeles, California 90067	First lien senior secured term loan	S +	6.25%	10.02%	12/22/2023	12/22/2026	18,226	18,109	18,114	0.76%
Agility Intermediate, Inc. 1700 East Cesar E. Chavez Ave, Suite 2200 Los Angeles, California, 90033	First lien senior secured delayed draw term loan	S +	7.00%	10.93%	7/28/2023	4/15/2026	107	107	102	0.00%
Agility Intermediate, Inc. 1700 East Cesar E. Chavez Ave, Suite 2200 Los Angeles, California, 90033	First lien senior secured revolving loan	S +	7.00%	10.93%	7/28/2023	4/15/2026	134	106	100	0.00%
Agility Intermediate, Inc. 1700 East Cesar E. Chavez Ave, Suite 2200 Los Angeles, California, 90033	First lien senior secured term loan	S +	7.00%	10.93%	7/28/2023	4/15/2026	235	234	222	0.01%
Aligned Dental Management Services, LLC 8429 Lorraine Road, #426 Lakewood Ranch, Florida 34202	First lien senior secured delayed draw term loan	S +	5.25%	9.16%	2/7/2025	2/7/2030	4,978	1,509	1,515	0.06%
Aligned Dental Management Services, LLC 8429 Lorraine Road, #426 Lakewood Ranch, Florida 34202	First lien senior secured revolving loan	S +	5.25%	9.76%	2/7/2025	2/7/2030	1,523	889	891	0.04%
Aligned Dental Management Services, LLC 8429 Lorraine Road, #426 Lakewood Ranch, Florida 34202	First lien senior secured term loan	S +	5.25%	9.18%	2/7/2025	2/7/2030	7,891	7,755	7,767	0.33%
AMCP SAMGI Intermediate, Inc (6) 1 Pickwick Plaza 3rd Floor Greenwich, CT 06830	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	12/12/2025	12/12/2031	12,910	(80)	(80)	0.00%
AMCP SAMGI Intermediate, Inc (6) 1 Pickwick Plaza 3rd Floor Greenwich, CT 06830	First lien senior secured revolving loan	S +	5.00%	8.67%	12/12/2025	12/12/2031	3,458	(43)	(43)	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
AMCP SAMGI Intermediate, Inc 1 Pickwick Plaza 3rd Floor Greenwich, CT 06830	First lien senior secured term loan	S +	5.00%	8.67%	12/12/2025	12/12/2031	25,736	25,417	25,414	1.07%
AMCP Treatment Intermediate, LLC (6) 1 Pickwick Plaza 3rd Floor Greenwich, CT 06830	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	8/29/2025	8/29/2031	6,608	(62)	(49)	0.00%
AMCP Treatment Intermediate, LLC (6) 1 Pickwick Plaza 3rd Floor Greenwich, CT 06830	First lien senior secured revolving loan	S +	5.00%	8.67%	8/29/2025	8/29/2031	3,045	(58)	(53)	0.00%
AMCP Treatment Intermediate, LLC 1 Pickwick Plaza 3rd Floor Greenwich, CT 06830	First lien senior secured term loan	S +	5.00%	8.67%	8/29/2025	8/29/2031	17,796	17,454	17,487	0.73%
American Family Care, LLC (6) 3700 Cahaba Beach Rd. Birmingham, AL 35242	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	9/10/2025	2/28/2029	7,325	(33)	(53)	0.00%
American Family Care, LLC 3700 Cahaba Beach Rd. Birmingham, AL 35242	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	9/10/2025	2/28/2029	5,661	467	519	0.02%
American Family Care, LLC (6) 3700 Cahaba Beach Rd. Birmingham, AL 35242	First lien senior secured revolving loan	S +	4.75%	8.42%	9/10/2025	2/28/2029	4,912	(50)	(36)	0.00%
American Family Care, LLC 3700 Cahaba Beach Rd. Birmingham, AL 35242	First lien senior secured term loan	S +	4.75%	8.42%	9/10/2025	2/28/2029	23,104	22,808	22,933	0.96%
ARC Health OPCO, LLC 230 West Monroe Street Suite 2105 Chicago, Illinois 60606	First lien senior secured delayed draw term loan	S +	4.75%	8.64%	10/10/2025	10/10/2030	13,707	2,966	2,966	0.12%
ARC Health OPCO, LLC (6) 230 West Monroe Street Suite 2105 Chicago, Illinois 60606	First lien senior secured revolving loan	S +	4.75%	8.42%	10/10/2025	10/10/2030	2,560	(31)	(31)	0.00%
ARC Health OPCO, LLC 230 West Monroe Street Suite 2105 Chicago, Illinois 60606	First lien senior secured term loan	S +	4.75%	8.42%	10/10/2025	10/10/2030	9,395	9,281	9,280	0.39%
ASC Ortho Management, LLC (8) 10215 Fernwood Road, Suite 506 Bethesda, Maryland 20817	First lien senior secured delayed draw term loan	S +	6.50% + 2.50% PIK	12.93%	7/28/2023	12/31/2026	329	323	64	0.00%
ASC Ortho Management, LLC (8) 10215 Fernwood Road, Suite 506 Bethesda, Maryland 20817	First lien senior secured revolving loan	S +	9.00%	12.84%	9/19/2025	12/31/2026	16	9	9	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
ASC Ortho Management, LLC (8) 10215 Fernwood Road, Suite 506 Bethesda, Maryland 20817	First lien senior secured revolving loan	S +	9.00%	12.93%	7/28/2023	12/31/2026	38	37	7	0.00%
ASC Ortho Management, LLC (8) 10215 Fernwood Road, Suite 506 Bethesda, Maryland 20817	First lien senior secured term loan	S +	6.50% + 2.50% PIK	12.93%	7/28/2023	12/31/2026	521	507	101	0.00%
Ascend Plastic Surgery Partners MSO LLC 2 Ravinia Dr. NE, Suite 1540 Atlanta, GA 30346	First lien senior secured delayed draw term loan	S +	5.50%	9.34%	5/3/2024	5/3/2029	20,657	4,697	4,701	0.20%
Ascend Plastic Surgery Partners MSO LLC (6) 2 Ravinia Dr. NE, Suite 1540 Atlanta, GA 30346	First lien senior secured revolving loan	S +	5.50%	9.17%	5/3/2024	5/3/2029	4,197	(56)	(52)	0.00%
Ascend Plastic Surgery Partners MSO LLC 2 Ravinia Dr. NE, Suite 1540 Atlanta, GA 30346	First lien senior secured term loan	S +	5.50%	9.17%	5/3/2024	5/3/2029	6,791	6,693	6,701	0.28%
ASP Global Holdings, LLC 7800 Third Flag Parkway Austell, GA 30168	First lien senior secured delayed draw term loan	S +	5.25%	9.09%	7/31/2024	7/31/2029	19,067	13,291	13,313	0.56%
ASP Global Holdings, LLC 7800 Third Flag Parkway Austell, GA 30168	First lien senior secured revolving loan	S +	5.25%	9.06%	7/31/2024	7/31/2029	6,555	5,368	5,376	0.23%
ASP Global Holdings, LLC 7800 Third Flag Parkway Austell, GA 30168	First lien senior secured term loan	S +	5.25%	9.09%	7/31/2024	7/31/2029	40,558	40,519	40,004	1.68%
Beacon Oral Specialists Management LLC 222 Lakeview Avenue, Suite 1700 West Palm Beach, FL 33401	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	7/28/2023	12/14/2026	145	144	145	0.01%
Beacon Oral Specialists Management LLC 222 Lakeview Avenue, Suite 1700 West Palm Beach, FL 33401	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	2/26/2025	12/14/2026	667	665	666	0.03%
Beacon Oral Specialists Management LLC 222 Lakeview Avenue, Suite 1700 West Palm Beach, FL 33401	First lien senior secured delayed draw term loan	S +	5.50%	9.16%	6/27/2025	12/14/2026	10,912	10,302	10,347	0.43%
Beacon Oral Specialists Management LLC (6) 222 Lakeview Avenue, Suite 1700 West Palm Beach, FL 33401	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	9/12/2025	12/14/2026	13,666	(39)	(15)	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)		Amortized Cost(4)	Fair Value	Percentage of Net Assets
Beacon Oral Specialists Management LLC (6) 222 Lakeview Avenue, Suite 1700 West Palm Beach, FL 33401	First lien senior secured revolving loan	S +	5.50%	9.17%	7/28/2023	12/14/2026	188		(1)	—	0.00%
Beacon Oral Specialists Management LLC 222 Lakeview Avenue, Suite 1700 West Palm Beach, FL 33401	First lien senior secured term loan	S +	5.50%	9.17%	7/28/2023	12/14/2026	898		892	897	0.04%
Beghou Consulting, LLC (22) 1880 Oak Avenue, Suite 200 Evanston, IL 60201	First lien senior secured revolving loan	S +	4.75%	8.42%	7/28/2023	5/1/2028	2,714		385	386	0.02%
Beghou Consulting, LLC 1880 Oak Avenue, Suite 200 Evanston, IL 60201	First lien senior secured term loan	S +	4.75%	8.42%	7/28/2023	5/1/2028	15,080		14,832	14,839	0.62%
BPCP EE Intermedco LLC 255 Corporate Woods Parkway, Vernon Hills, IL 60061	First lien senior secured delayed draw term loan	S +	6.25%	10.07%	4/3/2023	4/3/2028	2,018		1,991	1,992	0.08%
BPCP EE Intermedco LLC (6) 255 Corporate Woods Parkway, Vernon Hills, IL 60061	First lien senior secured revolving loan	S +	6.25%	10.07%	4/3/2023	4/3/2028	2,244		(31)	(30)	0.00%
BPCP EE Intermedco LLC 255 Corporate Woods Parkway, Vernon Hills, IL 60061	First lien senior secured term loan	S +	6.25%	10.07%	4/3/2023	4/3/2028	6,363		6,265	6,267	0.26%
Brightview, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured delayed draw term loan	S +	5.75%	9.58%	7/28/2023	12/14/2026	47		47	47	—%
Brightview, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured revolving loan	S +	5.75%	9.58%	7/28/2023	12/14/2026	52		41	42	—%
Brightview, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured term loan	S +	5.75%	9.58%	2/26/2025	12/14/2026	671		670	669	0.03%
Canadian Orthodontic Partners Corp. (7)(8) The West Mall Suite 301 Etobicoke, ON M9C 5J5 Canada	First lien senior secured delayed draw term loan	17.00%		17.00%	2/26/2025	12/31/2026	C$	35	17	16	0.00%
Canadian Orthodontic Partners Corp. (7)(8) The West Mall Suite 301 Etobicoke, ON M9C 5J5 Canada	First lien senior secured delayed draw term loan	T +	9.00%	11.62%	2/26/2025	12/31/2026	C$	29	1	(14)	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)		Amortized Cost(4)	Fair Value	Percentage of Net Assets
Canadian Orthodontic Partners Corp. (7)(8) The West Mall Suite 301 Etobicoke, ON M9C 5J5 Canada	First lien senior secured delayed draw term loan	T +	9.00% PIK	11.62%	7/28/2023	3/19/2026	C$	372	258	73	0.00%
Canadian Orthodontic Partners Corp.(8) The West Mall Suite 301 Etobicoke, ON M9C 5J5 Canada	First lien senior secured revolving loan	T +	9.00%	12.93%	7/28/2023	12/31/2026	C$	151	137	41	0.00%
Canadian Orthodontic Partners Corp. (7)(8) The West Mall Suite 301 Etobicoke, ON M9C 5J5 Canada	First lien senior secured revolving loan	T +	9.00%	11.62%	7/28/2023	12/31/2026	C$	264	184	52	0.00%
Canadian Orthodontic Partners Corp. (7)(8) The West Mall Suite 301 Etobicoke, ON M9C 5J5 Canada	First lien senior secured revolving loan	T +	9.00% PIK	12.93%	7/28/2023	12/31/2026	C$	101	134	20	0.00%
Canadian Orthodontic Partners Corp. (7)(8) The West Mall Suite 301 Etobicoke, ON M9C 5J5 Canada	First lien senior secured term loan	T +	9.00%	11.62%	2/26/2025	12/31/2026	307		202	60	—%
Change Academy at Lake of the Ozarks, LLC 3133 W Frye Rd Suite 525 Chandler, AZ 85226	First lien senior secured revolving loan	S +	5.25%	9.07%	7/28/2023	2/2/2029	5,898		2,959	2,980	0.12%
Change Academy at Lake of the Ozarks, LLC 3133 W Frye Rd Suite 525 Chandler, AZ 85226	First lien senior secured term loan	S +	5.25%	9.07%	7/28/2023	2/2/2029	31,320		30,841	31,069	1.30%
Change Academy at Lake of the Ozarks, LLC 3133 W Frye Rd Suite 525 Chandler, AZ 85226	First lien senior secured term loan	S +	5.25%	9.07%	5/16/2025	2/2/2029	3,546		3,510	3,518	0.15%
CNS Purchaser, LLC (6) 605 Third Avenue New York, NY 10158	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	12/30/2024	12/30/2029	11,025		(66)	(46)	0.00%
CNS Purchaser, LLC (6) 605 Third Avenue New York, NY 10158	First lien senior secured revolving loan	S +	5.00%	8.67%	12/30/2024	12/30/2029	4,246		(51)	(45)	0.00%
CNS Purchaser, LLC 605 Third Avenue New York, NY 10158	First lien senior secured term loan	S +	5.00%	8.67%	12/30/2024	12/30/2029	38,202		37,725	37,788	1.58%
Community Care Partners, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured delayed draw term loan	S +	6.00%	9.83%	7/28/2023	6/10/2026	162		162	161	0.01%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Community Care Partners, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured revolving loan	S +	6.00%	9.83%	7/28/2023	6/10/2026	75	75	75	—%
Community Care Partners, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured term loan	S +	6.00%	9.83%	7/28/2023	6/10/2026	925	924	920	0.04%
DASCO HME, LLC 375 N. West Street Westerville, OH 43082	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	6/6/2025	6/6/2030	5,344	414	422	0.02%
DASCO HME, LLC (6) 375 N. West Street Westerville, OH 43082	First lien senior secured revolving loan	S +	5.50%	9.17%	6/6/2025	6/6/2030	3,044	(47)	(43)	0.00%
DASCO HME, LLC 375 N. West Street Westerville, OH 43082	First lien senior secured term loan	S +	5.50%	9.17%	6/6/2025	6/6/2030	17,731	17,453	17,482	0.73%
Dermatology Medical Partners OpCo, LLC 4919 Memorial Highway, Suite 150 Tampa, FL 33634	First lien senior secured delayed draw term loan	S +	6.50%	10.43%	7/28/2023	10/29/2026	64	64	64	0.00%
Dermatology Medical Partners OpCo, LLC 4919 Memorial Highway, Suite 150 Tampa, FL 33634	First lien senior secured revolving loan	S +	6.50%	10.43%	7/28/2023	10/29/2026	38	29	29	0.00%
Dermatology Medical Partners OpCo, LLC 4919 Memorial Highway, Suite 150 Tampa, FL 33634	First lien senior secured term loan	S +	6.50%	10.43%	7/28/2023	10/29/2026	257	256	255	0.01%
EH Management Company, LLC (6) SL 57 Lake Cherokee Henderson, TX 75652	First lien senior secured revolving loan	S +	4.75%	8.47%	12/30/2025	7/15/2028	2,505	(15)	(15)	0.00%
EH Management Company, LLC SL 57 Lake Cherokee Henderson, TX 75652	First lien senior secured term loan	S +	4.75%	8.47%	12/30/2025	7/15/2028	23,784	23,643	23,643	0.99%
Endodontic Practice Partners, LLC 105 Continental Place, Suite 300 Brentwood, TN 37027	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	7/28/2023	11/2/2027	16,616	16,460	16,472	0.69%
Endodontic Practice Partners, LLC 105 Continental Place, Suite 300 Brentwood, TN 37027	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	4/9/2024	11/2/2027	13,725	6,761	6,786	0.28%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Endodontic Practice Partners, LLC (6) 105 Continental Place, Suite 300 Brentwood, TN 37027	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	2/14/2025	11/2/2027	4,130	(35)	(35)	0.00%
Endodontic Practice Partners, LLC 105 Continental Place, Suite 300 Brentwood, TN 37027	First lien senior secured revolving loan	S +	5.50%	9.17%	7/28/2023	11/2/2027	1,956	763	765	0.03%
Endodontic Practice Partners, LLC 105 Continental Place, Suite 300 Brentwood, TN 37027	First lien senior secured term loan	S +	5.50%	9.17%	7/28/2023	11/2/2027	15,120	14,954	14,989	0.63%
First Steps Recovery Acquisition, LLC (6) 4 Star Point, Suite 202 Stamford, CT 06902	First lien senior secured delayed draw term loan	S +	4.75%	8.62%	11/18/2025	11/18/2030	18,828	(116)	(116)	0.00%
First Steps Recovery Acquisition, LLC 4 Star Point, Suite 202 Stamford, CT 06902	First lien senior secured revolving loan	S +	4.75%	8.62%	11/18/2025	11/18/2030	4,476	840	840	0.04%
First Steps Recovery Acquisition, LLC 4 Star Point, Suite 202 Stamford, CT 06902	First lien senior secured term loan	S +	4.75%	8.62%	11/18/2025	11/18/2030	15,240	15,054	15,052	0.63%
FYZICAL Buyer, LLC 1751 Mound Street, Suite 107 Sarasota, FL 34236	First lien senior secured revolving loan	S +	5.50%	9.22%	6/26/2024	6/26/2028	2,710	1,575	1,578	0.07%
FYZICAL Buyer, LLC 1751 Mound Street, Suite 107 Sarasota, FL 34236	First lien senior secured term loan	S +	5.50%	9.22%	6/26/2024	6/26/2028	18,719	18,513	18,541	0.78%
Geriatric Medical and Surgical Supply, LLC (6) 28 Torrice Drive Woburn, MA 01801	First lien senior secured revolving loan	S +	5.50%	9.17%	7/28/2023	6/21/2027	300	—	—	—%
Geriatric Medical and Surgical Supply, LLC 28 Torrice Drive Woburn, MA 01801	First lien senior secured term loan	S +	5.50%	9.17%	2/26/2025	6/21/2027	19,722	19,565	19,714	0.83%
Golden Bear PT Partners, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured delayed draw term loan	S +	6.00%	9.93%	2/26/2025	10/22/2026	172	171	171	0.01%
Golden Bear PT Partners, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured revolving loan	S +	6.00%	9.91%	7/28/2023	10/22/2026	38	20	20	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Golden Bear PT Partners, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured term loan	S +	6.00%	9.93%	7/28/2023	10/22/2026	1,476	1,465	1,464	0.06%
Guardian Dentistry Practice Management, LLC 8423 SW 137 Street Palmetto Bay, FL 33158	First lien senior secured delayed draw term loan	S +	5.50%	9.33%	7/28/2023	8/20/2026	49	49	49	0.00%
Guardian Dentistry Practice Management, LLC 8423 SW 137 Street Palmetto Bay, FL 33158	First lien senior secured delayed draw term loan	S +	5.50%	9.33%	2/26/2025	8/20/2026	315	315	314	0.01%
Guardian Dentistry Practice Management, LLC 8423 SW 137 Street Palmetto Bay, FL 33158	First lien senior secured revolving loan	P +	4.50%	11.25%	4/30/2024	8/20/2027	4,188	811	815	0.03%
Guardian Dentistry Practice Management, LLC 8423 SW 137 Street Palmetto Bay, FL 33158	First lien senior secured term loan	S +	5.50%	9.33%	7/28/2023	8/20/2027	380	379	378	0.02%
H2 Holdco, Inc. 484 Riverside Avenue Jacksonville, FL 32202	First lien senior secured delayed draw term loan	S +	6.00%	10.30%	7/28/2023	5/5/2028	7,145	7,014	7,074	0.30%
H2 Holdco, Inc. 484 Riverside Avenue Jacksonville, FL 32202	First lien senior secured delayed draw term loan	S +	6.00%	10.13%	6/25/2024	5/5/2028	18,883	14,154	14,179	0.59%
H2 Holdco, Inc.(6) 484 Riverside Avenue Jacksonville, FL 32202	First lien senior secured delayed draw term loan	S +	6.00%	10.10%	12/20/2024	5/5/2028	7,560	(89)	(75)	—%
H2 Holdco, Inc.(23) 484 Riverside Avenue Jacksonville, FL 32202	First lien senior secured revolving loan	S +	6.00%	10.26%	7/28/2023	5/5/2028	2,544	1,477	1,498	0.06%
H2 Holdco, Inc. 484 Riverside Avenue Jacksonville, FL 32202	First lien senior secured term loan	S +	6.00%	10.30%	7/28/2023	5/5/2028	17,791	17,429	17,614	0.74%
H2 Holdco, Inc. 484 Riverside Avenue Jacksonville, FL 32202	First lien senior secured term loan	S +	6.00%	10.10%	12/20/2024	5/5/2028	898	888	889	0.04%
IMA Group Management Company, LLC 825 Third Avenue, 40th Floor New York, NY 10022	First lien senior secured delayed draw term loan	S +	6.75%	10.47%	7/28/2023	6/30/2028	10	10	10	0.00%
IMA Group Management Company, LLC (6) 825 Third Avenue, 40th Floor New York, NY 10022	First lien senior secured delayed draw term loan	S +	6.75%	10.58%	9/25/2025	6/30/2028	4,088	(32)	(25)	0.00%
IMA Group Management Company, LLC 825 Third Avenue, 40th Floor New York, NY 10022	First lien senior secured revolving loan	S +	6.75%	10.59%	7/28/2023	6/30/2028	35	17	17	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
IMA Group Management Company, LLC 825 Third Avenue, 40th Floor New York, NY 10022	First lien senior secured term loan	S +	6.75%	10.58%	9/25/2025	6/30/2028	1,542	1,524	1,532	0.06%
Innovate 32 Services, LLC (6) 105 Continental Place, Suite 160 Brentwood, TN 37027	First lien senior secured delayed draw term loan	S +	4.75%	8.59%	10/29/2025	10/29/2031	19,773	(120)	(120)	(0.01)%
Innovate 32 Services, LLC (6) 105 Continental Place, Suite 160 Brentwood, TN 37027	First lien senior secured revolving loan	S +	4.75%	8.59%	10/29/2025	10/29/2031	2,436	(30)	(30)	—%
Innovate 32 Services, LLC 105 Continental Place, Suite 160 Brentwood, TN 37027	First lien senior secured term loan	S +	4.75%	8.59%	10/29/2025	10/29/2031	6,539	6,459	6,458	0.27%
Inreach Intermediate Holdings II, LLC (6) 100 Technology Drive, Building C, Suite 300 Broomfield, CO 80021	First lien senior secured delayed draw term loan	S +	5.00%	8.74%	12/11/2025	12/11/2030	5,033	(37)	(37)	—%
Inreach Intermediate Holdings II, LLC (6) 100 Technology Drive, Building C, Suite 300 Broomfield, CO 80021	First lien senior secured revolving loan	S +	5.00%	8.74%	12/11/2025	12/11/2030	1,700	(25)	(25)	—%
Inreach Intermediate Holdings II, LLC 100 Technology Drive, Building C, Suite 300 Broomfield, CO 80021	First lien senior secured term loan	S +	5.00%	8.74%	12/11/2025	12/11/2030	10,020	9,872	9,870	0.41%
IPC Pain Acquistion, LLC 110 Old Preston Ave Charlottesville, VA 22902	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	7/28/2023	5/19/2027	9,756	9,720	9,708	0.41%
IPC Pain Acquistion, LLC (6) 110 Old Preston Ave Charlottesville, VA 22902	First lien senior secured revolving loan	S +	5.50%	9.23%	7/28/2023	5/19/2027	1,140	(6)	(6)	—%
IPC Pain Acquistion, LLC 110 Old Preston Ave Charlottesville, VA 22902	First lien senior secured term loan	S +	5.50%	9.23%	12/22/2025	5/19/2027	2,641	2,628	2,628	0.11%
IPC Pain Acquistion, LLC 110 Old Preston Ave Charlottesville, VA 22902	First lien senior secured term loan	S +	5.50%	9.22%	2/26/2025	5/19/2027	2,872	2,854	2,858	0.12%
MS Pain, LLC (6) 1111B S. Governors Avenue, Suite 7510 Dover, Delaware 19904	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	12/4/2024	12/4/2029	6,038	(95)	(87)	0.00%
MS Pain, LLC (6) 1111B S. Governors Avenue, Suite 7510 Dover, Delaware 19904	First lien senior secured revolving loan	S +	5.50%	9.17%	12/4/2024	12/4/2029	861	(14)	(13)	—%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
MS Pain, LLC 1111B S. Governors Avenue, Suite 7510 Dover, Delaware 19904	First lien senior secured term loan	S +	5.50%	9.17%	12/4/2024	12/4/2029	3,347	3,293	3,296	0.14%
MWEC Management, LLC 40 W 75th St. Willowbrook, IL 60527	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	2/14/2023	2/14/2028	1,422	425	432	0.02%
MWEC Management, LLC (6) 40 W 75th St. Willowbrook, IL 60527	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	7/3/2024	2/14/2028	2,532	(22)	(20)	—%
MWEC Management, LLC 40 W 75th St. Willowbrook, IL 60527	First lien senior secured revolving loan	S +	5.50%	9.22%	2/14/2023	2/14/2028	1,924	1,240	1,251	0.05%
MWEC Management, LLC 40 W 75th St. Willowbrook, IL 60527	First lien senior secured term loan	S +	5.50%	9.22%	2/26/2025	2/14/2028	14,733	14,520	14,617	0.61%
Network Partners Acquisition, LLC (6) 2180 N. Pointe Dr. Warsaw, IN 46582	First lien senior secured revolving loan	S +	6.00%	9.93%	7/28/2023	12/30/2026	38	—	—	—%
Network Partners Acquisition, LLC 2180 N. Pointe Dr. Warsaw, IN 46582	First lien senior secured term loan	S +	6.00%	9.93%	7/28/2023	12/30/2026	158	158	157	0.01%
New SEES Holdings, LLC 111 S Wacker Dr 36th Floor Chicago, IL 60606	First lien senior secured term loan	S +	7.25%	10.92%	10/31/2025	6/30/2028	5,751	4,414	5,446	0.23%
OneCare LTC, LLC (6) 1945 Heide Street Troy, MI 48084	First lien senior secured revolving loan	S +	5.50%	9.35%	11/14/2025	11/14/2028	2,121	(25)	(25)	—%
OneCare LTC, LLC 1945 Heide Street Troy, MI 48084	First lien senior secured term loan	S +	5.50%	9.35%	11/14/2025	11/14/2028	18,270	18,049	18,046	0.76%
P1 DENTAL MSO, LLC 191 N Upper Wacker Drive, Suite 800 Chicago, IL 60606	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	1/31/2025	1/31/2030	5,102	2,464	2,471	0.10%
P1 DENTAL MSO, LLC 191 N Upper Wacker Drive, Suite 800 Chicago, IL 60606	First lien senior secured revolving loan	S +	5.00%	8.79%	1/31/2025	1/31/2030	1,522	584	586	0.02%
P1 DENTAL MSO, LLC 191 N Upper Wacker Drive, Suite 800 Chicago, IL 60606	First lien senior secured term loan	S +	5.00%	8.84%	1/31/2025	1/31/2030	19,019	18,708	18,730	0.79%
Peak Dental Services, LLC 1875 Century Park East, Suite 1300 Los Angeles, CA 90067	First lien senior secured delayed draw term loan	S +	6.75%	11.16%	2/26/2025	3/31/2026	57	57	55	0.00%
Peak Dental Services, LLC 1875 Century Park East, Suite 1300 Los Angeles, CA 90067	First lien senior secured delayed draw term loan	S +	6.75%	10.84%	7/28/2023	3/31/2026	511	510	498	0.02%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Peak Dental Services, LLC 1875 Century Park East, Suite 1300 Los Angeles, CA 90067	First lien senior secured revolving loan	S +	6.75%	10.68%	7/28/2023	3/31/2026	133	66	63	0.00%
Peak Dental Services, LLC 1875 Century Park East, Suite 1300 Los Angeles, CA 90067	First lien senior secured term loan	S +	6.75%	10.72%	10/3/2025	3/31/2026	626	624	611	0.03%
Peak Investment Holdings, LLC 1875 Century Park East, Suite 1300 Los Angeles, CA 90067	First lien senior secured revolving loan	S +	0.50% + 7.50% PIK	11.93%	7/28/2023	12/31/2026	355	288	283	0.01%
Peak Investment Holdings, LLC 1875 Century Park East, Suite 1300 Los Angeles, CA 90067	First lien senior secured term loan	S +	7.50% PIK	11.43%	2/26/2025	12/31/2026	1,332	1,331	1,304	0.05%
PharmaForceIQ INC. 1350 Skelp Level Rd., Downingtown, PA19335-4042	First lien senior secured revolving loan	S +	5.25%	9.09%	8/2/2024	8/2/2029	2,093	(30)	(26)	—%
PharmaForceIQ INC. 1350 Skelp Level Rd., Downingtown, PA19335-4042	First lien senior secured term loan	S +	5.25%	9.09%	10/31/2025	8/2/2029	14,737	14,523	14,558	0.61%
PRM MANAGEMENT COMPANY, LLC (6) 2090 Palm Beach Lakes Blvd., Suite 700 West Palm Beach, FL 33409	First lien senior secured delayed draw term loan	S +	6.75%	10.69%	1/25/2024	1/25/2029	1,180	(22)	(22)	0.00%
PRM MANAGEMENT COMPANY, LLC (6) 2090 Palm Beach Lakes Blvd., Suite 700 West Palm Beach, FL 33409	First lien senior secured revolving loan	S +	6.75%	10.69%	1/25/2024	1/25/2029	789	(15)	(14)	0.00%
PRM MANAGEMENT COMPANY, LLC 2090 Palm Beach Lakes Blvd., Suite 700 West Palm Beach, FL 33409	First lien senior secured term loan	S +	6.75%	10.69%	1/25/2024	1/25/2029	4,035	3,950	3,952	0.17%
Purpose Home Health Acquisition, LLC 5455 Harrison Park Lane, Indianapolis, IN 46216	First lien senior secured delayed draw term loan	S +	5.75%	9.95%	12/23/2024	11/3/2027	9,069	952	961	0.04%
Purpose Home Health Acquisition, LLC 5455 Harrison Park Lane, Indianapolis, IN 46216	First lien senior secured delayed draw term loan	S +	5.75%	9.74%	3/8/2024	11/3/2027	8,000	7,929	7,943	0.33%
Purpose Home Health Acquisition, LLC 5455 Harrison Park Lane, Indianapolis, IN 46216	First lien senior secured delayed draw term loan	S +	5.75%	9.41%	7/28/2023	11/3/2027	6,695	6,626	6,648	0.28%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Purpose Home Health Acquisition, LLC (6) 5455 Harrison Park Lane, Indianapolis, IN 46216	First lien senior secured revolving loan	S +	5.75%	9.45%	7/28/2023	11/3/2027	1,956	(20)	(14)	0.00%
Purpose Home Health Acquisition, LLC 5455 Harrison Park Lane, Indianapolis, IN 46216	First lien senior secured term loan	S +	5.75%	9.45%	2/26/2025	11/3/2027	17,333	17,159	17,210	0.72%
RQM Buyer, Inc. 2790 Mosside Blvd., Suite 800 Monroeville, PA 15146	First lien senior secured delayed draw term loan	S +	2.00% + 4.75% PIK	10.68%	2/26/2025	8/12/2026	86	85	63	0.00%
RQM Buyer, Inc. 2790 Mosside Blvd., Suite 800 Monroeville, PA 15146	First lien senior secured revolving loan	S +	2.00% + 4.75% PIK	10.68%	7/28/2023	8/12/2026	130	128	95	0.00%
RQM Buyer, Inc. 2790 Mosside Blvd., Suite 800 Monroeville, PA 15146	First lien senior secured term loan	S +	2.00% + 4.75% PIK	10.68%	7/28/2023	8/12/2026	1,732	1,715	1,270	0.05%
RQM Buyer, Inc. 2790 Mosside Blvd., Suite 800 Monroeville, PA 15146	First lien senior secured term loan	S +	2.00% + 4.75% PIK	10.68%	2/26/2025	8/12/2026	52	52	38	0.00%
Sage Dental Management, LLC 951 Broken Sound Parkway, Suite 250 Boca Raton, FL 33487	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	12/15/2025	12/15/2031	11,178	46	49	0.00%
Sage Dental Management, LLC 951 Broken Sound Parkway, Suite 250 Boca Raton, FL 33487	First lien senior secured revolving loan	S +	4.75%	8.42%	12/15/2025	12/15/2031	8,220	1,337	1,337	0.06%
Sage Dental Management, LLC 951 Broken Sound Parkway, Suite 250 Boca Raton, FL 33487	First lien senior secured term loan	S +	4.75%	8.42%	12/15/2025	12/15/2031	57,663	56,943	56,943	2.39%
SCP ENT and Allergy Services, LLC 2525 West End Ave., Suite 925 Nashville, Tennessee 37203	First lien senior secured delayed draw term loan	S +	6.00%	9.93%	7/28/2023	3/25/2027	154	153	154	0.01%
SCP ENT and Allergy Services, LLC 2525 West End Ave., Suite 925 Nashville, Tennessee 37203	First lien senior secured revolving loan	S +	6.00%	9.93%	7/28/2023	3/25/2027	256	190	191	0.01%
SCP ENT and Allergy Services, LLC 2525 West End Ave., Suite 925 Nashville, Tennessee 37203	First lien senior secured term loan	S +	6.00%	9.98%	7/16/2025	3/25/2027	922	919	921	0.04%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
SCP ENT and Allergy Services, LLC 2525 West End Ave., Suite 925 Nashville, Tennessee 37203	First lien senior secured term loan	S +	6.00%	9.98%	2/26/2025	3/25/2027	2,698	2,681	2,695	0.11%
SCP OMS Services, LLC 1 E Wacker Dr., Suite 2900 Chicago, IL 60601	First lien senior secured delayed draw term loan	S +	5.00%	8.69%	3/7/2025	3/7/2030	9,961	3,762	3,796	0.16%
SCP OMS Services, LLC (6) 1 E Wacker Dr., Suite 2900 Chicago, IL 60601	First lien senior secured revolving loan	S +	5.00%	8.67%	3/7/2025	3/7/2030	2,645	(33)	(29)	0.00%
SCP OMS Services, LLC 1 E Wacker Dr., Suite 2900 Chicago, IL 60601	First lien senior secured term loan	S +	5.00%	8.67%	3/7/2025	3/7/2030	5,653	5,581	5,590	0.23%
Signature Dental Partners LLC 410 N. 44th Street, #290 Phoenix, AZ 85008	First lien senior secured delayed draw term loan	S +	5.75%	9.58%	7/28/2023	10/29/2026	174	173	173	0.01%
Signature Dental Partners LLC 410 N. 44th Street, #290 Phoenix, AZ 85008	First lien senior secured delayed draw term loan	S +	5.75%	9.58%	4/22/2024	10/29/2026	17,129	14,074	14,063	0.59%
Signature Dental Partners LLC 410 N. 44th Street, #290 Phoenix, AZ 85008	First lien senior secured revolving loan	S +	5.75%	11.09%	7/28/2023	10/29/2026	38	28	28	—%
Signature Dental Partners LLC 410 N. 44th Street, #290 Phoenix, AZ 85008	First lien senior secured term loan	S +	5.75%	9.58%	4/22/2024	10/29/2026	4,220	4,196	4,195	0.18%
Signature MD, Inc 222 Lakeview Avenue, Suite 1700 West Palm Beach, FL 33401	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	7/15/2024	7/15/2027	6,932	4,892	4,897	0.21%
Signature MD, Inc (6) 222 Lakeview Avenue, Suite 1700 West Palm Beach, FL 33401	First lien senior secured revolving loan	S +	5.75%	9.42%	7/15/2024	7/15/2027	3,297	(21)	(19)	—%
Signature MD, Inc 222 Lakeview Avenue, Suite 1700 West Palm Beach, FL 33401	First lien senior secured term loan	S +	5.75%	9.42%	7/15/2024	7/15/2027	18,164	18,032	18,056	0.76%
Silver Falls MSO, LLC (6) 1 Pickwick Plaza, 3rd Floor Greenwich, CT 06830	First lien senior secured delayed draw term loan	S +	5.50%	9.36%	10/22/2025	12/31/2028	4,305	(37)	(37)	—%
Silver Falls MSO, LLC 1 Pickwick Plaza, 3rd Floor Greenwich, CT 06830	First lien senior secured revolving loan	S +	5.50%	10.62%	10/22/2025	12/31/2028	1,523	444	444	0.02%
Silver Falls MSO, LLC 1 Pickwick Plaza, 3rd Floor Greenwich, CT 06830	First lien senior secured term loan	S +	5.50%	9.36%	10/22/2025	12/31/2028	10,512	10,418	10,422	0.44%
SimiTree Acquisition LLC 1 Pickwick Plaza, 3rd Floor Greenwich, CT 06830	First lien senior secured delayed draw term loan	S +	5.25% + 1.75 PIK	11.10%	7/28/2023	5/17/2026	4	4	4	—%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
SimiTree Acquisition LLC 1 Pickwick Plaza, 3rd Floor Greenwich, CT 06830	First lien senior secured delayed draw term loan	S +	5.25% + 1.75 PIK	11.10%	2/26/2025	5/17/2026	886	884	881	0.04%
SimiTree Acquisition LLC 1 Pickwick Plaza, 3rd Floor Greenwich, CT 06830	First lien senior secured revolving loan	S +	7.00%	11.10%	7/28/2023	5/17/2026	178	49	49	—%
SimiTree Acquisition LLC 1 Pickwick Plaza, 3rd Floor Greenwich, CT 06830	First lien senior secured term loan	S +	5.25% + 1.75 PIK	11.10%	2/26/2025	5/17/2026	1,239	1,236	1,232	0.05%
SIMKO Merger Sub, LLC 222 Lakeview Avenue, Suite 1700 West Palm Beach, FL 33401	First lien senior secured delayed draw term loan	S +	6.00%	9.93%	7/28/2023	4/7/2027	180	178	178	0.01%
SIMKO Merger Sub, LLC 222 Lakeview Avenue, Suite 1700 West Palm Beach, FL 33401	First lien senior secured delayed draw term loan	S +	6.00%	10.01%	9/19/2023	4/7/2027	6,735	6,671	6,673	0.28%
SIMKO Merger Sub, LLC 222 Lakeview Avenue, Suite 1700 West Palm Beach, FL 33401	First lien senior secured revolving loan	S +	6.00%	10.01%	7/28/2023	4/7/2027	56	28	28	—%
SIMKO Merger Sub, LLC 222 Lakeview Avenue, Suite 1700 West Palm Beach, FL 33401	First lien senior secured term loan	S +	6.00%	9.93%	7/28/2023	4/7/2027	638	632	632	0.03%
Southeast Primary Care Partners, LLC (6) 676 N. Michigan Avenue, #3300 Chicago, IL 60611	First lien senior secured delayed draw term loan	S +	5.00%	8.71%	12/16/2025	12/30/2027	508	(4)	(4)	—%
Southeast Primary Care Partners, LLC (6) 676 N. Michigan Avenue, #3300 Chicago, IL 60611	First lien senior secured revolving loan	S +	5.00%	8.71%	12/16/2025	12/30/2027	225	(2)	(2)	—%
Southeast Primary Care Partners, LLC 676 N. Michigan Avenue, #3300 Chicago, IL 60611	First lien senior secured term loan	S +	5.00%	8.71%	12/16/2025	12/30/2027	838	831	831	0.03%
Southern Orthodontic Partners Management, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	7/28/2023	7/27/2026	185	185	185	0.01%
Southern Orthodontic Partners Management, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	5/17/2024	7/27/2026	7,112	7,094	7,108	0.30%
Southern Orthodontic Partners Management, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	6/26/2025	7/27/2026	8,257	3,548	3,558	0.15%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Southern Orthodontic Partners Management, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured revolving loan	S +	5.25%	8.94%	7/28/2023	7/27/2026	171	21	21	—%
Southern Orthodontic Partners Management, LLC 1 E. Wacker Drive, Suite 2900 Chicago, Illinois 60601	First lien senior secured term loan	S +	5.25%	8.92%	5/17/2024	7/27/2026	2,993	2,986	2,991	0.13%
Southern Sports Medicine Partners, LLC 5130 Sunforest Dr Suite 100 Tampa, Florida 33634	First lien senior secured revolving loan	S +	8.00% PIK	12.10%	7/28/2023	2/23/2027	63	34	33	—%
Southern Sports Medicine Partners, LLC 5130 Sunforest Dr Suite 100 Tampa, Florida 33634	First lien senior secured term loan	S +	8.00% PIK	12.10%	7/28/2023	2/23/2027	742	728	716	0.03%
Spa Medicca, LLC (6) 827 19th Avenue South, Suite 1030 Nashville, Tennessee 37203	First lien senior secured delayed draw term loan	S +	5.50%	9.34%	8/8/2025	8/8/2030	5,576	(103)	(94)	—%
Spa Medicca, LLC (6) 827 19th Avenue South, Suite 1030 Nashville, Tennessee 37203	First lien senior secured revolving loan	S +	5.50%	9.34%	8/8/2025	8/8/2030	1,624	(30)	(27)	—%
Spa Medicca, LLC 827 19th Avenue South, Suite 1030 Nashville, Tennessee 37203	First lien senior secured term loan	S +	5.50%	9.34%	8/8/2025	8/8/2030	4,820	4,729	4,737	0.20%
Spear Education Holdings, LLC 7201 E. Princess Blvd Scottsdale, AZ 85255	First lien senior secured revolving loan	S +	5.25%	9.07%	6/26/2024	12/15/2028	7,290	3,439	3,448	0.14%
Spear Education Holdings, LLC 7201 E. Princess Blvd Scottsdale, AZ 85255	First lien senior secured term loan	S +	5.25%	9.07%	6/26/2024	12/15/2028	46,906	46,473	46,556	1.95%
Star Dental Partners LLC 5830 Granite Pkwy, Suite 780 Plano, Texas 75024	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	12/22/2023	12/22/2028	10,903	10,720	10,777	0.45%
Star Dental Partners LLC 5830 Granite Pkwy, Suite 780 Plano, Texas 75024	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	11/8/2024	12/22/2028	12,069	5,984	5,997	0.25%
Star Dental Partners LLC 5830 Granite Pkwy, Suite 780 Plano, Texas 75024	First lien senior secured revolving loan	S +	5.50%	9.22%	12/22/2023	12/22/2028	1,451	846	854	0.04%
Star Dental Partners LLC 5830 Granite Pkwy, Suite 780 Plano, Texas 75024	First lien senior secured term loan	S +	5.50%	9.22%	11/8/2024	12/22/2028	15,075	14,828	14,901	0.62%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
THE CHEMPETITIVE GROUP, LLC 222 South Riverside Plaza, Chicago, IL 60606	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	3/22/2024	3/22/2029	11,983	1,323	1,335	0.06%
THE CHEMPETITIVE GROUP, LLC 222 South Riverside Plaza, Chicago, IL 60606	First lien senior secured revolving loan	S +	5.50%	9.22%	3/22/2024	3/22/2029	3,414	297	301	0.01%
THE CHEMPETITIVE GROUP, LLC 222 South Riverside Plaza, Chicago, IL 60606	First lien senior secured term loan	S +	5.50%	9.22%	2/26/2025	3/22/2029	13,534	13,339	13,356	0.56%
Therapy2000 Acquisition, LLC (6) 4 Star Point, Suite 202 Stamford, CT 06902	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	9/12/2025	9/12/2030	5,232	(31)	(19)	0.00%
Therapy2000 Acquisition, LLC 4 Star Point, Suite 202 Stamford, CT 06902	First lien senior secured revolving loan	S +	5.00%	8.67%	9/12/2025	9/12/2030	2,258	575	580	0.02%
Therapy2000 Acquisition, LLC 4 Star Point, Suite 202 Stamford, CT 06902	First lien senior secured term loan	S +	5.00%	8.67%	9/12/2025	9/12/2030	10,072	9,951	9,971	0.42%
Transitions Intermediate Holdings, LLC (6) 1551 Bond Street, Suite #143 Naperville, Illinois 60563	First lien senior secured delayed draw term loan	S +	6.00%	9.72%	10/25/2024	10/25/2027	687	(8)	(5)	—%
Transitions Intermediate Holdings, LLC (6) 1551 Bond Street, Suite #143 Naperville, Illinois 60563	First lien senior secured revolving loan	S +	6.00%	9.72%	12/19/2025	10/25/2027	2,097	(19)	(15)	0.00%
Transitions Intermediate Holdings, LLC 1551 Bond Street, Suite #143 Naperville, Illinois 60563	First lien senior secured term loan	S +	6.00%	9.72%	12/19/2025	10/25/2027	10,483	10,367	10,409	0.44%
US Foot and Ankle Specialists, LLC 1600 E. Gude Drive, Suite 100 Rockville, MD 20850-1341	First lien senior secured delayed draw term loan	S +	5.75%	9.68%	2/26/2025	9/15/2026	13,894	13,846	13,851	0.58%
US Foot and Ankle Specialists, LLC (6) 1600 E. Gude Drive, Suite 100 Rockville, MD 20850-1341	First lien senior secured revolving loan	S +	5.75%	9.68%	9/15/2022	9/15/2026	2,699	(10)	(9)	0.00%
US Foot and Ankle Specialists, LLC 1600 E. Gude Drive, Suite 100 Rockville, MD 20850-1341	First lien senior secured term loan	S +	5.75%	9.68%	2/26/2025	9/15/2026	19,274	19,188	19,190	0.80%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Varsity DuvaSawko Operating Corp. (24) 298 S. Yonge Street Ormond Beach, FL 32174	First lien senior secured revolving loan	S +	5.00%	8.84%	8/27/2025	5/27/2027	4,568	1,512	1,520	0.06%
Varsity DuvaSawko Operating Corp. 298 S. Yonge Street Ormond Beach, FL 32174	First lien senior secured term loan	S +	5.00%	8.84%	8/27/2025	5/27/2027	44,836	44,744	44,819	1.88%
Varsity Rejuvenate Management, LLC 1925 Century Park, Suite 1300 Los Angeles, CA 90067	First lien senior secured delayed draw term loan	S +	6.75%	10.57%	12/29/2023	9/1/2028	3,258	3,204	3,206	0.13%
Varsity Rejuvenate Management, LLC (6) 1925 Century Park, Suite 1300 Los Angeles, CA 90067	First lien senior secured revolving loan	S +	6.75%	10.57%	12/29/2023	9/1/2028	1,245	(22)	(20)	0.00%
Varsity Rejuvenate Management, LLC 1925 Century Park, Suite 1300 Los Angeles, CA 90067	First lien senior secured term loan	S +	6.75%	10.57%	2/26/2025	9/1/2028	5,898	5,790	5,805	0.24%
VersiCare Management LLC 827 19th Avenue South, Suite 1030 Nashville, Tennessee 37203	First lien senior secured delayed draw term loan	S +	5.25%	8.99%	11/25/2024	11/25/2029	4,529	623	629	0.03%
VersiCare Management LLC 827 19th Avenue South, Suite 1030 Nashville, Tennessee 37203	First lien senior secured revolving loan	S +	5.25%	9.11%	11/25/2024	11/25/2029	1,505	538	541	0.02%
VersiCare Management LLC 827 19th Avenue South, Suite 1030 Nashville, Tennessee 37203	First lien senior secured term loan	S +	5.25%	8.92%	11/25/2024	11/25/2029	7,771	7,640	7,652	0.32%
VetEvolve Holdings, LLC 2602 West Rhododendron Drive Abingdon, MD 21009	First lien senior secured delayed draw term loan	S +	5.75%	9.47%	10/12/2023	10/12/2028	11,527	11,355	11,363	0.48%
VetEvolve Holdings, LLC 2602 West Rhododendron Drive Abingdon, MD 21009	First lien senior secured delayed draw term loan	S +	5.75%	9.47%	7/8/2025	10/12/2028	16,520	4,281	4,312	0.18%
VetEvolve Holdings, LLC (6) 2602 West Rhododendron Drive Abingdon, MD 21009	First lien senior secured revolving loan	S +	5.75%	9.59%	10/12/2023	10/12/2028	3,067	(46)	(22)	—%
VetEvolve Holdings, LLC 2602 West Rhododendron Drive Abingdon, MD 21009	First lien senior secured term loan	S +	5.75%	9.59%	7/8/2025	10/12/2028	11,587	11,406	11,505	0.48%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Vital Geriatrics Group Buyer, Inc (6) 500 West Madison, 28th Floor Chicago, IL 60661	First lien senior secured revolving loan	S +	4.75%	8.59%	8/15/2025	8/15/2031	2,408	(34)	(29)	—%
Vital Geriatrics Group Buyer, Inc 500 West Madison, 28th Floor Chicago, IL 60661	First lien senior secured term loan	S +	4.75%	8.59%	8/15/2025	8/15/2031	10,568	10,414	10,437	0.44%
Western Veterinary Partners, LLC 210 University Blvd., Suite 500 Denver, CO 80206	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	7/28/2023	10/29/2027	315	312	312	0.01%
Western Veterinary Partners, LLC 210 University Blvd., Suite 500 Denver, CO 80206	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	2/26/2025	10/29/2027	24,401	24,184	24,217	1.02%
Western Veterinary Partners, LLC 210 University Blvd., Suite 500 Denver, CO 80206	First lien senior secured delayed draw term loan	S +	5.25%	8.95%	11/14/2025	10/29/2027	6,411	1,776	1,787	0.07%
Western Veterinary Partners, LLC (6) 210 University Blvd., Suite 500 Denver, CO 80206	First lien senior secured revolving loan	S +	5.25%	8.92%	7/28/2023	10/29/2027	24	—	—	0.00%
Western Veterinary Partners, LLC 210 University Blvd., Suite 500 Denver, CO 80206	First lien senior secured term loan	S +	5.25%	8.92%	9/27/2024	10/29/2027	9,300	9,214	9,230	0.39%
								1,071,398	1,072,428	44.98%
Health care technology
AHR Intermediate, Inc 1506 6th Avenue, Suite 3 Columbus, GA 31901	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	7/28/2023	7/29/2027	$5,190	$5,165	$5,172	0.22%
AHR Intermediate, Inc 1506 6th Avenue, Suite 3 Columbus, GA 31901	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	12/16/2024	7/29/2027	7,892	737	759	0.03%
AHR Intermediate, Inc (6) 1506 6th Avenue, Suite 3 Columbus, GA 31901	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	5/19/2025	7/29/2027	871	(3)	(3)	0.00%
AHR Intermediate, Inc 1506 6th Avenue, Suite 3 Columbus, GA 31901	First lien senior secured revolving loan	S +	5.50%	9.19%	5/19/2025	7/29/2027	9,888	1,129	1,152	0.05%
AHR Intermediate, Inc 1506 6th Avenue, Suite 3 Columbus, GA 31901	First lien senior secured term loan	S +	5.75%	9.42%	2/26/2025	7/29/2027	31,694	31,541	31,585	1.32%
ELMC RX Solutions, LLC (6) 101 E Lancaster Avenue Wayne, PA 19087	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	10/1/2025	10/1/2030	4,305	(73)	(65)	0.00%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
ELMC RX Solutions, LLC 101 E Lancaster Avenue Wayne, PA 19087	First lien senior secured revolving loan	S +	5.50%	9.36%	10/1/2025	10/1/2030	914	91	93	0.00%
ELMC RX Solutions, LLC 101 E Lancaster Avenue Wayne, PA 19087	First lien senior secured term loan	S +	5.50%	9.17%	10/1/2025	10/1/2030	3,584	3,523	3,530	0.15%
Gifthealth, Inc. (6) 266 N. 4th Street, #200 Columbus, Ohio 43215	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	7/29/2025	7/29/2028	7,994	(34)	(19)	0.00%
Gifthealth, Inc. (6) 266 N. 4th Street, #200 Columbus, Ohio 43215	First lien senior secured revolving loan	S +	5.00%	8.84%	7/29/2025	7/29/2028	2,841	(24)	(20)	0.00%
Gifthealth, Inc. 266 N. 4th Street, #200 Columbus, Ohio 43215	First lien senior secured term loan	S +	5.00%	8.84%	7/29/2025	7/29/2028	9,272	9,187	9,206	0.39%
Millennia Patient Services, LLC 1121 Situs Court, Suite 200 Raleigh, NC 27606	First lien senior secured revolving loan	S +	6.00%	9.93%	7/28/2023	9/8/2027	134	53	53	0.00%
Millennia Patient Services, LLC 1121 Situs Court, Suite 200 Raleigh, NC 27606	First lien senior secured term loan	S +	6.00%	9.93%	10/1/2025	9/8/2027	1,677	1,669	1,666	0.07%
								52,961	53,109	2.23%
Household durables
CPS Power Buyer, LLC 4322 Piedmont Parkway Greensboro, North Carolina 27410	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	9/26/2022	9/26/2027	2,947	2,915	2,940	0.12%
CPS Power Buyer, LLC 4322 Piedmont Parkway Greensboro, North Carolina 27410	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	10/20/2023	9/26/2027	2,291	2,273	2,286	0.10%
CPS Power Buyer, LLC 4322 Piedmont Parkway Greensboro, North Carolina 27410	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	9/30/2025	9/26/2027	8,788	4,795	4,811	0.20%
CPS Power Buyer, LLC (25) 4322 Piedmont Parkway Greensboro, North Carolina 27410	First lien senior secured revolving loan	S +	5.50%	9.25%	9/30/2025	9/26/2027	4,406	1,016	1,046	0.04%
CPS Power Buyer, LLC 4322 Piedmont Parkway Greensboro, North Carolina 27410	First lien senior secured term loan	S +	5.50%	9.17%	9/30/2025	9/26/2027	19,664	19,459	19,614	0.82%
Kravet Design LLC (6) 250 Crossways Park Drive, Woodbury, NY 11797	First lien senior secured revolving loan	S +	5.00%	8.67%	11/26/2024	11/26/2030	4,349	(53)	(46)	—%
Kravet Design LLC 250 Crossways Park Drive, Woodbury, NY 11797	First lien senior secured term loan	S +	5.00%	8.67%	11/26/2024	11/26/2030	18,636	18,393	18,425	0.77%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Kwalu, LLC 6160 Peachtree Dunwoody Road Bldg. C, Atlanta, GA 30328	First lien senior secured revolving loan	S +	5.75%	10.13%	9/23/2022	9/23/2027	5,061	1,644	1,661	0.07%
Kwalu, LLC 6160 Peachtree Dunwoody Road Bldg. C, Atlanta, GA 30328	First lien senior secured term loan	S +	5.75%	9.77%	12/31/2024	9/23/2027	29,967	29,699	29,815	1.25%
MacKenzie Childs Acquisition, Inc. (6) 3260 State Route 90 Aurora, New York 13026	First lien senior secured revolving loan	S +	5.50%	9.49%	9/2/2022	9/2/2027	3,374	(17)	(15)	—%
MacKenzie Childs Acquisition, Inc. 3260 State Route 90 Aurora, New York 13026	First lien senior secured term loan	S +	5.50%	9.32%	9/2/2022	9/2/2027	15,633	15,552	15,560	0.65%
Renovation Systems, LLC 2735 Cheshire Lane N Plymouth, Minnesota 55447	First lien senior secured delayed draw term loan	S +	6.00%	9.67%	1/12/2024	1/23/2028	1,972	1,945	1,956	0.08%
Renovation Systems, LLC 2735 Cheshire Lane N Plymouth, Minnesota 55447	First lien senior secured delayed draw term loan	S +	6.00%	9.67%	1/23/2023	1/23/2028	5,684	5,593	5,639	0.24%
Renovation Systems, LLC 2735 Cheshire Lane N Plymouth, Minnesota 55447	First lien senior secured delayed draw term loan	S +	6.00%	9.67%	7/29/2024	1/23/2028	5,695	5,625	5,650	0.24%
Renovation Systems, LLC 2735 Cheshire Lane N Plymouth, Minnesota 55447	First lien senior secured delayed draw term loan	S +	6.00%	10.08%	11/27/2024	1/23/2028	3,559	2,195	2,199	0.09%
Renovation Systems, LLC 2735 Cheshire Lane N Plymouth, Minnesota 55447	First lien senior secured revolving loan	S +	6.00%	9.88%	1/12/2024	1/23/2028	2,633	2,591	2,612	0.11%
Renovation Systems, LLC 2735 Cheshire Lane N Plymouth, Minnesota 55447	First lien senior secured term loan	S +	6.00%	9.67%	11/27/2024	1/23/2028	32,368	31,916	32,112	1.35%
Storm Smart Buyer LLC 6182 Idlewild St. Fort Meyers, Florida 33966	First lien senior secured revolving loan	S +	5.00%	8.67%	12/31/2025	10/5/2028	131	64	64	—%
Storm Smart Buyer LLC 6182 Idlewild St. Fort Meyers, Florida 33966	First lien senior secured term loan	S +	5.00%	8.67%	12/31/2025	10/5/2028	882	874	874	0.04%
Trademark Global, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured revolving loan	S +	8.50%	12.43%	7/28/2023	6/30/2027	113	87	19	—%
Trademark Global, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured revolving loan	S +	8.50% PIK	12.43%	7/28/2023	6/30/2027	35	32	11	—%
Trademark Global, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured term loan	S +	8.50%	12.43%	7/28/2023	6/30/2027	2,465	2,216	809	0.03%
								148,814	148,042	6.20%
Industrial Conglomerates

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Hultec Buyer, LLC 1300 E. Berry Street Fort Worth, Texas 76119	First lien senior secured revolving loan	S +	5.50%	9.46%	7/28/2023	3/31/2029	3,915	3,140	3,142	0.13%
Hultec Buyer, LLC 1300 E. Berry Street Fort Worth, Texas 76119	First lien senior secured term loan	S +	5.50%	9.32%	7/28/2023	3/31/2029	14,126	13,838	13,854	0.58%
								16,978	16,996	0.71%
Insurance
Superior Insurance Partners LLC 233 N Michigan Ave Suite 1990 Chicago IL 60601	First lien senior secured delayed draw term loan	S +	5.00%	8.75%	10/25/2024	10/25/2029	15,177	10,877	10,897	0.46%
Superior Insurance Partners LLC (6) 233 N Michigan Ave Suite 1990 Chicago IL 60601	First lien senior secured revolving loan	S +	5.00%	8.70%	10/25/2024	10/25/2029	1,347	(21)	(19)	—%
Superior Insurance Partners LLC 233 N Michigan Ave Suite 1990 Chicago IL 60601	First lien senior secured term loan	S +	5.00%	8.70%	10/25/2024	10/25/2029	9,259	9,107	9,119	0.38%
								19,963	19,997	0.84%
Interactive Media & Services
Duggal Acquisition, LLC (6) 63 Flushing Ave Building 25 Brooklyn, New York 11205	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	9/30/2024	9/30/2030	5,224	(41)	(32)	—%
Duggal Acquisition, LLC (6) 63 Flushing Ave Building 25 Brooklyn, New York 11205	First lien senior secured revolving loan	S +	4.75%	8.42%	9/30/2024	9/30/2030	7,319	(116)	(106)	—%
Duggal Acquisition, LLC 63 Flushing Ave Building 25 Brooklyn, New York 11205	First lien senior secured term loan	S +	4.75%	8.42%	9/30/2024	9/30/2030	20,375	20,033	20,070	0.84%
								19,876	19,932	0.84%
Internet and direct marketing retail
Aquatic Sales Solutions, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured revolving loan	S +	7.00%	10.82%	7/28/2023	2/18/2026	191	133	80	—%
Aquatic Sales Solutions, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured term loan	S +	7.00%	10.82%	2/26/2025	2/18/2026	2,669	2,663	1,919	0.08%
DealerOn Inc. (6) 7361 Calhoun Place, Suite 420 Rockville, MD 20855	First lien senior secured revolving loan	S +	6.25%	10.08%	7/28/2023	5/19/2026	314	(1)	(1)	—%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
DealerOn Inc. 7361 Calhoun Place, Suite 420 Rockville, MD 20855	First lien senior secured term loan	S +	6.25%	10.08%	9/25/2024	5/19/2026	20,388	20,388	20,316	0.85%
								23,183	22,314	0.93%
IT services
BSC Top Shelf Blocker LLC (6) 500 South 18th Street West Des Moines, IA 50265	First lien senior secured revolving loan	S +	5.25%	8.97%	6/28/2024	6/28/2029	2,256	(28)	(25)	—%
BSC Top Shelf Blocker LLC 500 South 18th Street West Des Moines, IA 50265	First lien senior secured term loan	S +	5.25%	8.97%	6/28/2024	6/28/2029	15,910	15,695	15,721	0.66%
Dynamic Campus Acquisition, Inc. (6) 2806 Flintrek Trace, St A205 Austin Texas	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	2/14/2025	2/14/2031	10,220	(131)	(114)	—%
Dynamic Campus Acquisition, Inc. (6) 2806 Flintrek Trace, St A205 Austin Texas	First lien senior secured revolving loan	S +	4.75%	8.42%	2/14/2025	2/14/2031	3,044	(39)	(34)	—%
Dynamic Campus Acquisition, Inc. 2806 Flintrek Trace, St A205 Austin Texas	First lien senior secured term loan	S +	4.75%	8.42%	2/14/2025	2/14/2031	11,158	11,011	11,029	0.46%
E-Phoenix Acquisition Co. Inc. (6) 1185 Avenue of the Americas, 39th Floor New York, New York 10036	First lien senior secured revolving loan	S +	5.25%	8.92%	11/24/2025	6/23/2030	2,984	(22)	(22)	—%
E-Phoenix Acquisition Co. Inc. 1185 Avenue of the Americas, 39th Floor New York, New York 10036	First lien senior secured term loan	S +	5.25%	8.92%	11/24/2025	6/23/2030	18,557	18,421	18,420	0.77%
FreshAddress, LLC (6) 33 Irving Place, 3rd Floor New York, NY 10003	First lien senior secured revolving loan	S +	5.25%	9.07%	7/28/2023	4/5/2026	30	—	—	—%
FreshAddress, LLC 33 Irving Place, 3rd Floor New York, NY 10003	First lien senior secured term loan	S +	5.25%	9.07%	7/28/2023	4/5/2026	1,630	1,628	1,626	0.07%
Icreon Holdings, LLC (6) 434 W. 33rd St., 7th Floor New York, NY 10001	First lien senior secured revolving loan	S +	6.50%	10.43%	7/28/2023	10/26/2027	1,071	(15)	(16)	—%
Icreon Holdings, LLC 434 W. 33rd St., 7th Floor New York, NY 10001	First lien senior secured term loan	S +	6.50%	10.43%	12/15/2023	10/26/2027	11,241	11,066	11,073	0.46%
Livefront, LLC (6) 1229 Tyler St., Suite 100, Minneapolis, MN 55413	First lien senior secured delayed draw term loan	S +	5.00%	8.73%	12/12/2025	12/5/2030	4,188	(62)	(62)	—%
Livefront, LLC 1229 Tyler St., Suite 100, Minneapolis, MN 55413	First lien senior secured revolving loan	S +	5.00%	8.73%	12/12/2025	12/5/2030	2,991	404	405	0.02%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Livefront, LLC 1229 Tyler St., Suite 100, Minneapolis, MN 55413	First lien senior secured term loan	S +	5.00%	8.73%	12/12/2025	12/5/2030	10,863	10,702	10,700	0.45%
Milestone Technologies, Inc (6) 2201 Walnut Ave, Ste 290 Fremont, Ca 94538	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	8/22/2025	8/22/2031	2,918	(19)	(14)	—%
Milestone Technologies, Inc (6) 2201 Walnut Ave, Ste 290 Fremont, Ca 94538	First lien senior secured revolving loan	S +	5.00%	8.67%	8/22/2025	8/22/2031	2,595	(37)	(32)	—%
Milestone Technologies, Inc 2201 Walnut Ave, Ste 290 Fremont, Ca 94538	First lien senior secured term loan	S +	5.00%	8.67%	8/22/2025	8/22/2031	20,232	19,939	19,980	0.84%
P and R Dental Strategies, LLC 530 Fifth avenue, 23rd Floor New York, NY 10036	First lien senior secured revolving loan	S +	5.50%	9.43%	7/28/2023	12/22/2026	23	8	8	—%
P and R Dental Strategies, LLC 530 Fifth avenue, 23rd Floor New York, NY 10036	First lien senior secured term loan	S +	5.50%	9.43%	7/28/2023	12/22/2026	614	612	611	0.03%
Palmetto Technology Group, LLC 330 Pelham Rd Bldg A ste 200 Greenville, SC 29615	First lien senior secured delayed draw term loan	S +	5.00%	8.72%	1/3/2024	1/3/2029	10,697	10,546	10,600	0.44%
Palmetto Technology Group, LLC 330 Pelham Rd Bldg A ste 200 Greenville, SC 29615	First lien senior secured delayed draw term loan	S +	5.00%	8.72%	2/26/2024	1/3/2029	9,353	9,217	9,268	0.39%
Palmetto Technology Group, LLC 330 Pelham Rd Bldg A ste 200 Greenville, SC 29615	First lien senior secured delayed draw term loan	S +	5.00%	8.72%	5/20/2025	1/3/2029	11,314	6,774	6,790	0.28%
Palmetto Technology Group, LLC (6)(26) 330 Pelham Rd Bldg A ste 200 Greenville, SC 29615	First lien senior secured revolving loan	S +	5.00%	8.72%	1/3/2024	1/3/2029	2,860	(40)	(26)	—%
Palmetto Technology Group, LLC 330 Pelham Rd Bldg A ste 200 Greenville, SC 29615	First lien senior secured term loan	S +	5.00%	8.72%	2/26/2025	1/3/2029	6,245	6,152	6,189	0.26%
								121,782	122,075	5.13%
Leisure equipment and products
MacNeill Pride Group Corp. 155 Franklin Road, Suite 250 Brentwood, TN 37027	First lien senior secured delayed draw term loan	S +	6.25%	10.18%	7/28/2023	4/22/2026	293	293	293	0.01%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
MacNeill Pride Group Corp. 155 Franklin Road, Suite 250 Brentwood, TN 37027	First lien senior secured delayed draw term loan	S +	6.25%	10.18%	2/26/2025	4/22/2026	50	50	50	—%
MacNeill Pride Group Corp. (6) 155 Franklin Road, Suite 250 Brentwood, TN 37027	First lien senior secured revolving loan	S +	6.25%	10.18%	7/28/2023	4/22/2026	287	—	—	—%
MacNeill Pride Group Corp. 155 Franklin Road, Suite 250 Brentwood, TN 37027	First lien senior secured term loan	S +	6.25%	10.18%	2/26/2025	4/22/2026	787	786	786	0.03%
PHGP MB Purchaser, Inc. N102 W19400 Willow Creek Way Germantown, WI 53022	First lien senior secured delayed draw term loan	S +	6.00% + 0.50% PIK	10.43%	7/28/2023	5/20/2027	78	77	70	—%
PHGP MB Purchaser, Inc. (27) N102 W19400 Willow Creek Way Germantown, WI 53022	First lien senior secured revolving loan	S +	6.00% + 0.50% PIK	10.43%	7/28/2023	5/20/2027	75	11	5	—%
PHGP MB Purchaser, Inc. N102 W19400 Willow Creek Way Germantown, WI 53022	First lien senior secured term loan	S +	6.00% + 0.50% PIK	10.43%	7/28/2023	5/20/2027	1,051	1,041	949	0.04%
TruBlue LLC (6) 1699 Cherry St, Unit C Louisville, CO 80027	First lien senior secured delayed draw term loan	S +	5.25%	8.97%	1/11/2024	1/11/2029	2,331	(28)	(26)	—%
TruBlue LLC (6) 1699 Cherry St, Unit C Louisville, CO 80027	First lien senior secured revolving loan	S +	5.25%	8.97%	1/11/2024	1/11/2029	1,430	(17)	(16)	—%
TruBlue LLC 1699 Cherry St, Unit C Louisville, CO 80027	First lien senior secured term loan	S +	5.25%	8.97%	1/11/2024	1/11/2029	5,121	5,053	5,058	0.21%
								7,266	7,169	0.29%
Life sciences tools and services
Aptitude Health Holdings, LLC 5901-C Peachtree Dunwoody Road NE, Suite 200 Atlanta GA 30328	First lien senior secured revolving loan	S +	5.00%	6.00%	12/10/2025	5/3/2028	267	44	44	—%
Aptitude Health Holdings, LLC 5901-C Peachtree Dunwoody Road NE, Suite 200 Atlanta GA 30328	First lien senior secured term loan	S +	5.00%	8.67%	12/10/2025	5/3/2028	1,072	1,069	1,069	0.04%
CR Services Intermediate, LLC 2850 N Harwood St, Suite 1700 Dallas, TX 75201	First lien senior secured delayed draw term loan	S +	6.50%	10.33%	7/28/2023	7/28/2028	132	129	120	0.01%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
CR Services Intermediate, LLC 2850 N Harwood St, Suite 1700 Dallas, TX 75201	First lien senior secured revolving loan	S +	6.50%	10.43%	7/28/2023	7/28/2028	39	27	24	—%
CR Services Intermediate, LLC 2850 N Harwood St, Suite 1700 Dallas, TX 75201	First lien senior secured term loan	S +	6.50%	10.33%	7/28/2023	7/28/2028	242	235	221	0.01%
CR Services Intermediate, LLC (7) 2850 N Harwood St, Suite 1700 Dallas, TX 75201	First lien senior secured term loan	S +	6.50%	10.33%	7/28/2023	7/28/2028	242	235	221	0.01%
ERG Buyer, LLC 400 West Capitol Ave, Little Rock, AR 72201	First lien senior secured delayed draw term loan	S +	6.25%	10.07%	2/26/2024	8/31/2027	354	352	279	0.01%
ERG Buyer, LLC 400 West Capitol Ave, Little Rock, AR 72201	First lien senior secured revolving loan	S +	6.25%	10.07%	2/26/2024	8/31/2027	5,406	5,367	4,263	0.18%
ERG Buyer, LLC 400 West Capitol Ave, Little Rock, AR 72201	First lien senior secured term loan	S +	6.25%	10.07%	6/14/2024	8/31/2027	37,252	37,146	29,375	1.23%
Health and Wellness Partners LLC (6) 32 Old Slip, Suite 32D New York, NY 10005	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	3/12/2025	3/12/2030	5,808	(84)	(77)	—%
Health and Wellness Partners LLC (6) 32 Old Slip, Suite 32D New York, NY 10005	First lien senior secured revolving loan	S +	5.00%	8.84%	3/12/2025	3/12/2030	2,480	(36)	(33)	—%
Health and Wellness Partners LLC 32 Old Slip, Suite 32D New York, NY 10005	First lien senior secured term loan	S +	5.00%	8.84%	3/12/2025	3/12/2030	21,617	21,287	21,316	0.89%
VIT Nyckel Acquisition AB (6) Södra Tullgatan 3 211 40 Malmö, Sweden	First lien senior secured revolving loan	S +	4.50%	8.23%	12/18/2025	12/18/2031	2,719	(34)	(34)	—%
VIT Nyckel Acquisition AB Södra Tullgatan 3 211 40 Malmö, Sweden	First lien senior secured term loan	S +	4.50%	8.23%	12/18/2025	12/18/2031	8,016	7,916	7,916	0.33%
								73,653	64,704	2.71%
Machinery
Abrasive Technology Intermediate, LLC 8400 Green Meadows Drive North Lewis Center, Ohio 43035	First lien senior secured revolving loan	S +	6.25%	10.08%	7/28/2023	10/30/2027	173	33	32	—%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Abrasive Technology Intermediate, LLC 8400 Green Meadows Drive North Lewis Center, Ohio 43035	First lien senior secured term loan	S +	6.25%	10.08%	10/29/2025	10/30/2027	2,205	2,192	2,176	0.09%
Bakery Manufacturing Company (6) 500 First Avenue, Pittsburgh, PA 15219	First lien senior secured revolving loan	S +	5.25%	8.97%	11/1/2024	11/1/2028	2,898	(34)	(28)	—%
Bakery Manufacturing Company 500 First Avenue, Pittsburgh, PA 15219	First lien senior secured term loan	S +	5.25%	8.97%	11/1/2024	11/1/2028	17,116	16,919	16,950	0.71%
DNS IMI Acquisition Corp (6) 1385 S M75 Boyne City, MI 49712	First lien senior secured revolving loan	S +	5.25%	9.07%	7/28/2023	11/23/2026	56	—	—	—%
DNS IMI Acquisition Corp 1385 S M75 Boyne City, MI 49712	First lien senior secured term loan	S +	5.25%	9.07%	7/28/2023	11/23/2026	1,332	1,328	1,326	0.06%
Double E Company, LLC 319 Manley Street West Bridgewater, Massachusetts 02379	First lien senior secured revolving loan	S +	6.25%	10.07%	2/26/2025	6/21/2028	3,110	1,703	1,565	0.07%
Double E Company, LLC 319 Manley Street West Bridgewater, Massachusetts 02379	First lien senior secured term loan	S +	4.00% + 2.25% PIK	10.07%	8/11/2025	6/21/2028	793	771	750	0.03%
Double E Company, LLC 319 Manley Street West Bridgewater, Massachusetts 02379	First lien senior secured term loan	S +	4.00% + 2.25% PIK	10.07%	2/26/2025	6/21/2028	18,981	18,665	17,970	0.75%
Kittyhawk, Inc (6) 11651 Monarch Street Garden Grove, CA 92841	First lien senior secured revolving loan	S +	5.25%	8.92%	5/1/2024	5/1/2029	3,571	(48)	(44)	—%
Kittyhawk, Inc 11651 Monarch Street Garden Grove, CA 92841	First lien senior secured term loan	S +	5.25%	8.92%	5/1/2024	5/1/2029	14,925	14,710	14,726	0.62%
L&J Holding Company LLC 3434 Via Lido, Suite 300 Newport Beach, CA 92663	First lien senior secured delayed draw term loan	S +	4.75%	8.59%	7/29/2024	7/29/2030	9,823	3,427	3,443	0.14%
L&J Holding Company LLC (6) 3434 Via Lido, Suite 300 Newport Beach, CA 92663	First lien senior secured revolving loan	S +	4.75%	8.42%	7/29/2024	7/29/2030	2,204	(34)	(31)	—%
L&J Holding Company LLC 3434 Via Lido, Suite 300 Newport Beach, CA 92663	First lien senior secured term loan	S +	4.75%	8.42%	7/29/2024	7/29/2030	11,640	11,449	11,472	0.48%
My Buyer, LLC 1007 Industrial Park Drive Oelwein, IA 50662	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	1/26/2024	1/26/2030	3,115	3,073	3,077	0.13%
My Buyer, LLC (6) 1007 Industrial Park Drive Oelwein, IA 50662	First lien senior secured revolving loan	S +	5.50%	9.17%	1/26/2024	1/26/2030	2,360	(32)	(29)	—%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
My Buyer, LLC 1007 Industrial Park Drive Oelwein, IA 50662	First lien senior secured term loan	S +	5.50%	9.17%	1/26/2024	1/26/2030	7,791	7,674	7,683	0.32%
SPG Holdco, LLC 150 California Street 21st Floor San Francisco, CA 94111	First lien senior secured delayed draw term loan	S +	6.00%	9.99%	5/16/2025	12/1/2028	1,776	1,210	1,213	0.05%
SPG Holdco, LLC (28) 150 California Street 21st Floor San Francisco, CA 94111	First lien senior secured revolving loan	S +	6.00%	9.77%	12/1/2023	12/1/2028	2,070	1,350	1,357	0.06%
SPG Holdco, LLC 150 California Street 21st Floor San Francisco, CA 94111	First lien senior secured term loan	S +	6.00%	9.82%	2/26/2025	12/1/2028	10,474	10,304	10,358	0.43%
USSC Holding Corp 3252 La Canada Lafayette, CA 94549	First lien senior secured delayed draw term loan	S +	5.25%	9.09%	6/21/2024	6/21/2030	10,028	9,879	9,911	0.42%
USSC Holding Corp 3252 La Canada Lafayette, CA 94549	First lien senior secured revolving loan	S +	5.25%	8.99%	6/21/2024	6/21/2030	7,177	3,661	3,684	0.15%
USSC Holding Corp 3252 La Canada Lafayette, CA 94549	First lien senior secured term loan	S +	5.25%	8.92%	6/21/2024	6/21/2030	34,431	33,876	34,004	1.43%
								142,076	141,565	5.94%
Media
Ansira Partners II, LLC (6) 2300 Locust St, St. Louis, Missouri 63103	First lien senior secured revolving loan	P +	5.00%	11.75%	8/15/2025	8/15/2031	6,142	(86)	(75)	—%
Ansira Partners II, LLC 2300 Locust St, St. Louis, Missouri 63103	First lien senior secured term loan	S +	6.00%	9.84%	8/15/2025	8/15/2031	46,324	45,658	45,752	1.92%
Barkley, LLC (6) Keystone Capital Fund II, LP. 155 North Wacker Drive, Suite 4150 Chicago, IL 60606	First lien senior secured revolving loan	S +	6.00%	9.99%	9/29/2023	9/29/2028	2,300	(33)	(28)	—%
Barkley, LLC Keystone Capital Fund II, LP. 155 North Wacker Drive, Suite 4150 Chicago, IL 60606	First lien senior secured term loan	S +	6.00%	9.99%	5/1/2024	9/29/2028	43,565	42,935	43,029	1.80%
Best Version Media Acquisition, LLC (6) 19355 Janacek Court Brookfield, WI 53045	First lien senior secured revolving loan	S +	5.25%	8.97%	12/31/2024	12/31/2030	2,897	(42)	(38)	—%
Best Version Media Acquisition, LLC 19355 Janacek Court Brookfield, WI 53045	First lien senior secured term loan	S +	5.25%	8.97%	12/31/2024	12/31/2030	28,124	27,701	27,740	1.16%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Creative Outdoor Holding Inc (6) 2402 Stouffville Rd, Box 245, Gormley, ON, L0H 1G0	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	6/26/2025	6/26/2030	8,741	(98)	(83)	—%
Creative Outdoor Holding Inc (6)(29) 2402 Stouffville Rd, Box 245, Gormley, ON, L0H 1G0	First lien senior secured revolving loan	S +	5.00%	8.67%	6/26/2025	6/26/2030	4,168	(56)	(39)	—%
Creative Outdoor Holding Inc 2402 Stouffville Rd, Box 245, Gormley, ON, L0H 1G0	First lien senior secured term loan	S +	5.00%	8.67%	6/26/2025	6/26/2030	18,265	18,052	18,091	0.76%
Datum Acquisition, LLC (6) 1275 Drummers Lane, Suite 300 Wayne PA 19087	First lien senior secured revolving loan	S +	5.00%	8.67%	6/23/2025	4/30/2030	2,146	(37)	(25)	—%
Datum Acquisition, LLC 1275 Drummers Lane, Suite 300 Wayne PA 19087	First lien senior secured term loan	S +	5.00%	8.67%	6/23/2025	4/30/2030	24,011	23,645	23,720	0.99%
Exclusive Concepts, LLC 2001 Ross Avenue, Suite 4250 Dallas, Texas 75201	First lien senior secured delayed draw term loan	S +	6.50%	10.43%	7/28/2023	12/9/2026	219	217	217	0.01%
Exclusive Concepts, LLC 2001 Ross Avenue, Suite 4250 Dallas, Texas 75201	First lien senior secured delayed draw term loan	S +	6.50%	10.43%	12/22/2023	12/9/2026	2,815	2,793	2,795	0.12%
Exclusive Concepts, LLC 2001 Ross Avenue, Suite 4250 Dallas, Texas 75201	First lien senior secured delayed draw term loan	S +	6.50%	10.43%	8/1/2024	12/9/2026	5,099	1,713	1,722	0.07%
Exclusive Concepts, LLC 2001 Ross Avenue, Suite 4250 Dallas, Texas 75201	First lien senior secured revolving loan	S +	6.50%	10.60%	7/28/2023	12/9/2026	23	22	22	—%
Exclusive Concepts, LLC 2001 Ross Avenue, Suite 4250 Dallas, Texas 75201	First lien senior secured term loan	S +	6.50%	10.60%	12/22/2023	12/9/2026	3,463	3,435	3,440	0.14%
GM Services Buyer, LLC 2850 North Harwood St., Suite 1700 Dallas TX 75201	First lien senior secured delayed draw term loan	S +	4.75%	8.59%	8/26/2025	8/26/2030	21,538	14,357	14,505	0.61%
GM Services Buyer, LLC (6) 2850 North Harwood St., Suite 1700 Dallas TX 75201	First lien senior secured revolving loan	S +	4.75%	8.59%	8/26/2025	8/26/2030	3,070	(43)	(38)	—%
GM Services Buyer, LLC 2850 North Harwood St., Suite 1700 Dallas TX 75201	First lien senior secured term loan	S +	4.75%	8.59%	8/26/2025	8/26/2030	5,852	5,770	5,780	0.24%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Infolinks Media Buyco, LLC 305 East Ridgewood Avenue Ridgewood, New Jersey 07450	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	6/6/2024	11/1/2026	2,062	2,051	2,050	0.09%
Infolinks Media Buyco, LLC 305 East Ridgewood Avenue Ridgewood, New Jersey 07450	First lien senior secured revolving loan	S +	5.75%	9.42%	7/28/2023	11/1/2026	38	26	26	—%
Infolinks Media Buyco, LLC 305 East Ridgewood Avenue Ridgewood, New Jersey 07450	First lien senior secured term loan	S +	5.75%	9.42%	6/6/2024	11/1/2026	19,863	19,748	19,747	0.83%
MediaMint Inc (6) 2 Embarcadero Center, 8th Floor (We Work) San Francisco, CA 94111	First lien senior secured revolving loan	S +	4.75%	8.47%	12/15/2025	12/15/2030	2,128	(26)	(26)	—%
MediaMint Inc 2 Embarcadero Center, 8th Floor (We Work) San Francisco, CA 94111	First lien senior secured term loan	S +	4.75%	8.47%	12/15/2025	12/15/2030	15,391	15,200	15,199	0.64%
Merge USA, Inc (6) 155 N. Wacker Drive St 4150 Chicago Il 60606	First lien senior secured revolving loan	S +	4.75%	8.42%	2/28/2025	2/28/2030	2,515	(31)	(28)	—%
Merge USA, Inc 155 N. Wacker Drive St 4150 Chicago Il 60606	First lien senior secured term loan	S +	4.75%	8.42%	2/28/2025	2/28/2030	11,178	11,035	11,054	0.46%
North & Warren, LLC (6) 7324 Gaston Ave., Ste 124-451 Dallas, TX 75214	First lien senior secured revolving loan	S +	5.50%	9.37%	1/31/2025	1/31/2030	954	(12)	(11)	—%
North & Warren, LLC 7324 Gaston Ave., Ste 124-451 Dallas, TX 75214	First lien senior secured term loan	S +	5.50%	9.37%	8/29/2025	1/31/2030	4,474	4,414	4,425	0.19%
Optimized Marketing Acquisition, LLC 1800 Avenue of the Stars Suite 1450 Los Angeles, California 90067	First lien senior secured revolving loan	S +	6.25%	10.18%	8/19/2022	8/19/2027	3,383	2,287	2,250	0.09%
Optimized Marketing Acquisition, LLC 1800 Avenue of the Stars Suite 1450 Los Angeles, California 90067	First lien senior secured term loan	S +	6.25%	10.18%	2/26/2025	8/19/2027	25,379	25,113	24,872	1.04%
Outerbox, LLC 175 Montrose W Ave 2nd floor, Copley, OH 44321	First lien senior secured delayed draw term loan	S +	5.00%	8.72%	6/7/2024	6/7/2028	4,077	3,489	3,494	0.15%
Outerbox, LLC (6) 175 Montrose W Ave 2nd floor, Copley, OH 44321	First lien senior secured revolving loan	S +	5.00%	8.72%	6/7/2024	6/7/2028	2,280	(21)	(18)	—%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Outerbox, LLC 175 Montrose W Ave 2nd floor, Copley, OH 44321	First lien senior secured term loan	S +	5.00%	8.72%	6/7/2024	6/7/2028	17,617	17,446	17,468	0.73%
Peninsula MMGY Corporation (30) 7309 W 80th St. #400 Overland Park, KS 66204	First lien senior secured revolving loan	S +	5.50%	9.19%	10/26/2023	4/26/2029	3,691	231	254	0.01%
Peninsula MMGY Corporation 7309 W 80th St. #400 Overland Park, KS 66204	First lien senior secured term loan	S +	5.50%	9.17%	4/4/2025	4/26/2029	12,185	12,031	12,048	0.51%
Peninsula MMGY Corporation 7309 W 80th St. #400 Overland Park, KS 66204	First lien senior secured term loan	S +	5.50%	9.17%	2/26/2025	4/26/2029	9,440	9,262	9,334	0.39%
The Channel Company, LLC 1 Research Drive Suite 410A Westborough, MA 01581	First lien senior secured revolving loan	S +	6.75%	10.70%	7/28/2023	11/1/2027	62	35	32	—%
The Channel Company, LLC 1 Research Drive Suite 410A Westborough, MA 01581	First lien senior secured term loan	S +	2.50% + 4.25% PIK	10.68%	7/28/2023	11/1/2027	1,990	1,977	1,892	0.08%
The Channel Company, LLC 1 Research Drive Suite 410A Westborough, MA 01581	First lien senior secured term loan	S +	2.50% + 4.25% PIK	10.68%	2/26/2025	11/1/2027	495	492	471	0.02%
Walker Sands, LLC (6) 55 West Monroe St. Flr 39 Chicago IL, 60603	First lien senior secured revolving loan	S +	5.00%	8.67%	10/1/2025	10/1/2030	1,553	(22)	(19)	—%
Walker Sands, LLC 55 West Monroe St. Flr 39 Chicago IL, 60603	First lien senior secured term loan	S +	5.00%	8.67%	10/1/2025	10/1/2030	8,841	8,714	8,731	0.37%
WTWH Buyer, LLC (6) 1225 17th Street, Suite 2575 Denver, Colorado 80202	First lien senior secured revolving loan	S +	5.50%	9.22%	12/16/2022	6/16/2029	1,638	(23)	(26)	—%
WTWH Buyer, LLC 1225 17th Street, Suite 2575 Denver, Colorado 80202	First lien senior secured term loan	S +	5.50%	9.22%	2/26/2025	6/16/2029	13,996	13,769	13,773	0.58%
								333,088	333,479	14.00%
Multiline Retail
HEC Purchaser Corp. (6) 601 W 26th St., 3rd Floor New York, NY 10001	First lien senior secured revolving loan	S +	5.00%	8.83%	8/6/2025	6/17/2029	8,250	(97)	(61)	—%
HEC Purchaser Corp. 601 W 26th St., 3rd Floor New York, NY 10001	First lien senior secured term loan	S +	5.00%	8.83%	8/6/2025	6/17/2029	57,802	57,062	57,371	2.41%
								56,965	57,310	2.41%
Pharmaceuticals

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Formulated Buyer, LLC 11775 Starkey Road Largo, FL 33773	First lien senior secured delayed draw term loan	S +	6.75%	10.68%	7/28/2023	9/22/2026	337	330	296	0.01%
Formulated Buyer, LLC 11775 Starkey Road Largo, FL 33773	First lien senior secured revolving loan	S +	6.75%	10.81%	7/28/2023	9/22/2029	200	119	97	—%
Formulated Buyer, LLC 11775 Starkey Road Largo, FL 33773	First lien senior secured term loan	S +	6.75%	10.68%	7/28/2023	9/22/2029	518	508	455	0.02%
								957	848	0.03%
Personal products
Cosmetic Solutions, LLC (8) 6101 Park Commerce Blvd. Boca Raton, FL 33487	First lien senior secured term loan	4.00% PIK		4.00%	7/18/2025	10/17/2028	1,512	1,483	663	0.03%
								1,483	663	0.03%
Professional services
CSL Intermediate Acquisition LLC (6) 195 Market Street, Lynn MA 01901	First lien senior secured delayed draw term loan	S +	5.25%	8.97%	7/8/2025	11/8/2029	3,564	(47)	(45)	—%
CSL Intermediate Acquisition LLC 195 Market Street, Lynn MA 01901	First lien senior secured delayed draw term loan	S +	5.25%	8.97%	11/8/2024	11/8/2029	1,688	1,665	1,667	0.07%
CSL Intermediate Acquisition LLC 195 Market Street, Lynn MA 01901	First lien senior secured revolving loan	S +	5.25%	8.97%	7/8/2025	11/8/2029	1,673	396	398	0.02%
CSL Intermediate Acquisition LLC 195 Market Street, Lynn MA 01901	First lien senior secured term loan	S +	5.25%	8.97%	7/8/2025	11/8/2029	9,170	9,042	9,053	0.38%
Helpware, Inc. 61 Broadway, Suite 1601 New York, NY 10006	First lien senior secured revolving loan	S +	6.00%	10.30%	9/8/2022	9/8/2026	5,061	3,295	3,266	0.14%
Helpware, Inc. 61 Broadway, Suite 1601 New York, NY 10006	First lien senior secured term loan	S +	5.75% + 0.25% PIK	9.93%	2/26/2025	9/8/2026	14,040	13,997	13,928	0.58%
Keystone Partners, LLC 1 Burlington Woods, Suite 200 Burlington, MA 01803	First lien senior secured delayed draw term loan	S +	5.00%	8.60%	10/25/2024	10/25/2028	2,118	690	692	0.03%
Keystone Partners, LLC (6) 1 Burlington Woods, Suite 200 Burlington, MA 01803	First lien senior secured revolving loan	S +	5.00%	8.84%	10/25/2024	10/25/2028	1,347	(14)	(13)	—%
Keystone Partners, LLC 1 Burlington Woods, Suite 200 Burlington, MA 01803	First lien senior secured term loan	S +	5.00%	8.84%	10/25/2024	10/25/2028	10,889	10,765	10,780	0.45%
								39,789	39,726	1.67%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Real estate management and development
BBG Intermediate Holdings, Inc. (31) 8300 Douglas Avenue Suite 600 Dallas, Texas 75225	First lien senior secured revolving loan	S +	6.75%	10.68%	7/28/2023	1/8/2026	233	228	225	0.01%
BBG Intermediate Holdings, Inc. 8300 Douglas Avenue Suite 600 Dallas, Texas 75225	First lien senior secured term loan	S +	6.00% + 0.25% PIK	10.68%	2/26/2025	1/8/2026	1,964	1,959	1,930	0.08%
MetaSource, LLC 67 West 13490 South, Suite 300 Draper, UT 84020	First lien senior secured revolving loan	S +	6.75%	10.58%	7/28/2023	5/17/2027	75	36	36	—%
MetaSource, LLC 67 West 13490 South, Suite 300 Draper, UT 84020	First lien senior secured term loan	S +	6.25% + 0.50% PIK	10.68%	7/28/2023	5/17/2027	919	913	912	0.04%
								3,136	3,103	0.13%
Semiconductors and semiconductor equipment
Altamira Material Solutions, LP 5005 Rockside Road, PH1300 Independence, Ohio 44131	First lien senior secured revolving loan	S +	6.00%	10.61%	7/28/2023	3/2/2028	45	45	45	—%
Altamira Material Solutions, LP 5005 Rockside Road, PH1300 Independence, Ohio 44131	First lien senior secured term loan	S +	6.00%	9.82%	12/31/2025	3/2/2028	1,245	1,243	1,236	0.05%
								1,288	1,281	0.05%
Software
Affinitiv, Inc. (6) 1230 Avenue of the Americas, 19th Floor New York, NY 10020	First lien senior secured revolving loan	S +	7.00%	10.93%	7/28/2023	7/26/2027	186	(1)	(1)	—%
Affinitiv, Inc. 1230 Avenue of the Americas, 19th Floor New York, NY 10020	First lien senior secured term loan	S +	7.00%	10.93%	7/28/2023	7/26/2027	2,178	2,158	2,164	0.09%
DemandTec, LLC (6) 110 N Wacker Dr., Ste. 3150 Chicago, IL 60606	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	8/27/2025	8/27/2031	3,855	(55)	(47)	—%
DemandTec, LLC 110 N Wacker Dr., Ste. 3150 Chicago, IL 60606	First lien senior secured revolving loan	S +	5.00%	8.71%	8/27/2025	8/27/2031	1,505	355	358	0.02%
DemandTec, LLC 110 N Wacker Dr., Ste. 3150 Chicago, IL 60606	First lien senior secured term loan	S +	5.00%	8.84%	8/27/2025	8/27/2031	7,691	7,578	7,595	0.32%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Genius Bidco LLC (6) 100 Global View Drive, Ste 200 Warrendale, PA 15086	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	5/1/2024	5/1/2030	4,661	(34)	(26)	—%
Genius Bidco LLC (32) 100 Global View Drive, Ste 200 Warrendale, PA 15086	First lien senior secured revolving loan	S +	5.25%	8.92%	5/1/2024	5/1/2030	3,571	425	429	0.02%
Genius Bidco LLC 100 Global View Drive, Ste 200 Warrendale, PA 15086	First lien senior secured term loan	S +	5.25%	8.92%	5/1/2024	5/1/2030	12,520	12,320	12,343	0.52%
GPSTrackit Holdings, LLC 1080 Holcomb Bridge Rd, Bldg 200, Suite 350 Roswell, GA 30076	First lien senior secured delayed draw term loan	S +	6.00%	9.67%	3/29/2024	3/29/2029	1,948	1,916	1,916	0.08%
GPSTrackit Holdings, LLC 1080 Holcomb Bridge Rd, Bldg 200, Suite 350 Roswell, GA 30076	First lien senior secured revolving loan	S +	6.00%	9.73%	12/2/2024	3/29/2029	4,429	2,292	2,289	0.10%
GPSTrackit Holdings, LLC 1080 Holcomb Bridge Rd, Bldg 200, Suite 350 Roswell, GA 30076	First lien senior secured term loan	S +	6.00%	9.67%	12/2/2024	3/29/2029	32,157	31,614	31,630	1.33%
GS XX Corporation (6) One Tower Bridge, 100 Front St. STE 1310, West Conshohocken, PA 19428	First lien senior secured revolving loan	S +	4.75%	8.42%	4/19/2024	4/19/2029	2,381	(32)	(29)	—%
GS XX Corporation One Tower Bridge, 100 Front St. STE 1310, West Conshohocken, PA 19428	First lien senior secured term loan	S +	4.75%	8.42%	4/19/2024	4/19/2029	16,694	16,453	16,472	0.69%
Shasta Buyer, LLC (6) 120 S. Central Avenue, Suite 600 St. Louis, Missouri 63105	First lien senior secured revolving loan	S +	4.75%	8.42%	11/12/2024	11/12/2030	4,307	(51)	(45)	—%
Shasta Buyer, LLC 120 S. Central Avenue, Suite 600 St. Louis, Missouri 63105	First lien senior secured term loan	S +	4.75%	8.42%	11/12/2024	11/12/2030	20,191	19,933	19,964	0.84%
ShiftKey, LLC (6) 5221 N O Connor Blvd Ste 1400 Irving, TX	First lien senior secured revolving loan	S +	5.75%	9.68%	7/28/2023	6/21/2027	110	(1)	(3)	—%
ShiftKey, LLC 5221 N O Connor Blvd Ste 1400 Irving, TX	First lien senior secured term loan	S +	5.75% + 0.50% PIK	10.18%	7/28/2023	6/21/2027	3,460	3,442	3,367	0.14%
								98,312	98,376	4.15%
Specialty retail

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Dykstra's Auto, LLC 161 Ottawa NW Suite 104 Grand Rapids, MI 49503	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	7/28/2023	10/22/2027	270	267	267	0.01%
Dykstra's Auto, LLC 161 Ottawa NW Suite 104 Grand Rapids, MI 49503	First lien senior secured delayed draw term loan	S +	5.00%	8.71%	4/14/2025	10/22/2027	5,042	2,823	2,836	0.12%
Dykstra's Auto, LLC (6) 161 Ottawa NW Suite 104 Grand Rapids, MI 49503	First lien senior secured delayed draw term loan	S +	5.00%	8.74%	12/23/2025	11/22/2027	20,050	(201)	(201)	(0.01)%
Dykstra's Auto, LLC 161 Ottawa NW Suite 104 Grand Rapids, MI 49503	First lien senior secured revolving loan	S +	5.00%	8.69%	4/14/2025	10/22/2027	1,992	440	445	0.02%
Dykstra's Auto, LLC 161 Ottawa NW Suite 104 Grand Rapids, MI 49503	First lien senior secured term loan	S +	5.00%	8.74%	11/6/2025	10/22/2027	6,095	6,023	6,034	0.25%
Fastlap, LLC 5930 W Memorial Rd, Oklahoma City, OK 73142,	First lien senior secured revolving loan	S +	2.15% + 3.35% PIK	9.20%	6/20/2024	6/20/2029	2,292	1,908	1,911	0.08%
Fastlap, LLC 5930 W Memorial Rd, Oklahoma City, OK 73142,	First lien senior secured term loan	S +	2.15% + 3.35% PIK	9.17%	6/20/2024	6/20/2029	10,198	9,985	9,998	0.42%
Kaizen Auto Care, LLC 1405 N. Hayden RD Scottsdale, AZ 85257	First lien senior secured revolving loan	5.00%		5.00%	2/26/2025	12/22/2027	152	146	105	—%
Kaizen Auto Care, LLC 1405 N. Hayden RD Scottsdale, AZ 85257	First lien senior secured term loan	5.00%		5.00%	12/27/2023	12/22/2027	1,342	1,335	980	0.04%
Leonard Group, Inc. 630 W Independence Blvd., Suite 3 Mt Airy, NC 27030	First lien senior secured revolving loan	S +	6.75%	10.97%	7/28/2023	2/26/2027	234	232	232	0.01%
Leonard Group, Inc. 630 W Independence Blvd., Suite 3 Mt Airy, NC 27030	First lien senior secured term loan	S +	6.75%	10.68%	7/28/2023	2/26/2027	1,305	1,302	1,294	0.05%
Pink Lily Holdings, LLC 323 Mitch McConnell Way Bowling Green, KY 42101	First lien senior secured revolving loan	S +	7.00% PIK	10.99%	7/28/2023	11/16/2027	31	16	(8)	—%
Pink Lily Holdings, LLC 323 Mitch McConnell Way Bowling Green, KY 42101	First lien senior secured term loan	S +	7.00% PIK	10.99%	7/28/2023	11/16/2027	1,404	1,375	290	0.01%
								25,651	24,183	1.00%
Textiles, apparel and luxury goods
Lakeshirts LLC (6) 750 Randolph Road Detroit Lakes, MN 56501	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	12/30/2024	12/20/2030	7,989	(33)	(17)	—%
Lakeshirts LLC 750 Randolph Road Detroit Lakes, MN 56501	First lien senior secured revolving loan	S +	5.00%	8.77%	12/30/2024	12/30/2030	11,650	3,107	3,128	0.13%
Lakeshirts LLC 750 Randolph Road Detroit Lakes, MN 56501	First lien senior secured term loan	S +	5.00%	8.84%	12/30/2024	12/30/2030	29,843	29,593	29,645	1.24%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
								32,667	32,756	1.37%
Trading companies and distributors
AFC-Dell Holding Corp 3795 Port Union Rd Fairfield, OH 45014	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	10/15/2025	10/9/2028	6,435	6,427	6,374	0.27%
AFC-Dell Holding Corp 3795 Port Union Rd Fairfield, OH 45014	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	10/15/2025	10/9/2028	10,543	10,542	10,444	0.44%
AFC-Dell Holding Corp 3795 Port Union Rd Fairfield, OH 45014	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	10/15/2025	10/9/2028	11,428	519	435	0.02%
AFC-Dell Holding Corp (6) 3795 Port Union Rd Fairfield, OH 45014	First lien senior secured revolving loan	S +	5.00%	8.67%	10/15/2025	10/9/2028	2,872	(27)	(27)	—%
AFC-Dell Holding Corp (33) 3795 Port Union Rd Fairfield, OH 45014	First lien senior secured revolving loan	S +	5.00%	8.82%	10/15/2025	10/9/2028	2,525	2,019	1,996	0.08%
AFC-Dell Holding Corp 3795 Port Union Rd Fairfield, OH 45014	First lien senior secured term loan	S +	5.00%	8.84%	10/15/2025	10/9/2028	12,818	12,804	12,697	0.53%
Ascent Lifting, Inc. (6) 10 S. Wacker Drive Suite 3300 Chicago, Illinois 60606	First lien senior secured revolving loan	S +	4.75%	8.69%	4/28/2023	9/9/2027	2,500	(29)	(28)	—%
Ascent Lifting, Inc. 10 S. Wacker Drive Suite 3300 Chicago, Illinois 60606	First lien senior secured term loan	S +	4.75%	8.57%	2/26/2025	9/9/2027	16,605	16,562	16,394	0.69%
AWI Group, LLC 440 Kirtland St. SW Grand Rapids, Mi 49507	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	8/1/2024	8/1/2029	4,444	4,381	4,301	0.18%
AWI Group, LLC 440 Kirtland St. SW Grand Rapids, Mi 49507	First lien senior secured revolving loan	S +	5.75%	9.52%	8/1/2024	8/1/2029	10,420	7,353	7,164	0.30%
AWI Group, LLC 440 Kirtland St. SW Grand Rapids, Mi 49507	First lien senior secured term loan	S +	5.75%	9.42%	8/1/2024	8/1/2029	54,645	53,804	52,883	2.22%
Banner Buyer, LLC 1000 N. Century Avenue Kansas City, Missouri, 64120	First lien senior secured delayed draw term loan	S +	2.75% + 3.50% PIK	10.07%	7/28/2023	5/31/2027	572	569	386	0.02%
Banner Buyer, LLC 1000 N. Century Avenue Kansas City, Missouri, 64120	First lien senior secured revolving loan	S +	2.75% + 3.50% PIK	10.07%	7/28/2023	5/31/2027	371	111	(8)	—%
Banner Buyer, LLC 1000 N. Century Avenue Kansas City, Missouri, 64120	First lien senior secured term loan	S +	2.75% + 3.50% PIK	10.07%	7/28/2023	5/31/2027	1,379	1,371	931	0.04%
CAP KSI Holdings LLC (34) 505 Fifth Avenue 25th Floor New York, NY 10017	First lien senior secured revolving loan	S +	5.25%	9.48%	6/28/2024	6/28/2030	7,145	2,778	2,807	0.12%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
CAP KSI Holdings LLC 505 Fifth Avenue 25th Floor New York, NY 10017	First lien senior secured term loan	S +	5.25%	8.98%	7/1/2025	6/28/2030	59,730	59,049	59,306	2.49%
Eastern Communications Solutions, Inc. (6) 48-14 36th St Long Island City, New York 11101	First lien senior secured revolving loan	S +	5.00%	8.67%	12/30/2024	12/30/2030	3,240	(41)	(32)	—%
Eastern Communications Solutions, Inc. 48-14 36th St Long Island City, New York 11101	First lien senior secured term loan	S +	5.00%	8.67%	11/4/2025	12/31/2030	1,701	1,685	1,685	0.07%
Eastern Communications Solutions, Inc. 48-14 36th St Long Island City, New York 11101	First lien senior secured term loan	S +	5.00%	8.67%	12/30/2024	12/30/2030	12,486	12,323	12,363	0.52%
Empire Equipment Company, LLC 807 Spring Forest Road Suite 100 Raleigh NC, 27609	First lien senior secured revolving loan	S +	6.25%	10.08%	7/28/2023	7/17/2026	439	439	439	0.02%
Empire Equipment Company, LLC 807 Spring Forest Road Suite 100 Raleigh NC, 27609	First lien senior secured term loan	S +	6.25%	10.08%	2/26/2025	7/17/2026	1,599	1,598	1,598	0.07%
Jacent Strategic Merchandising, LLC 860 Welsh Road, Huntingdon Valley PA. 19006	First lien senior secured revolving loan	S +	6.50%	10.32%	9/19/2025	1/31/2027	2,436	1,096	1,100	0.05%
Jacent Strategic Merchandising, LLC 860 Welsh Road, Huntingdon Valley PA. 19006	First lien senior secured term loan	S +	5.75%	9.57%	9/19/2025	1/31/2027	13,537	13,484	13,503	0.57%
Lehman Pipe Buyer, LLC 1603 Orrington Ave Ste 1730 Evanston IL	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	6/13/2025	8/30/2030	5,432	1,518	1,527	0.06%
Lehman Pipe Buyer, LLC 1603 Orrington Ave Ste 1730 Evanston IL	First lien senior secured revolving loan	S +	5.00%	8.72%	6/13/2025	8/30/2030	6,324	2,011	2,034	0.09%
Lehman Pipe Buyer, LLC 1603 Orrington Ave Ste 1730 Evanston IL	First lien senior secured term loan	S +	5.00%	8.67%	6/13/2025	8/30/2030	37,584	36,988	37,140	1.56%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured delayed draw term loan	S +	5.00%	8.78%	2/26/2025	8/5/2028	4,625	4,544	4,587	0.19%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured delayed draw term loan	S +	5.00%	9.24%	3/29/2024	8/5/2028	7,118	6,993	7,060	0.30%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured delayed draw term loan	S +	5.00%	8.83%	10/31/2024	8/5/2028	4,179	4,140	4,145	0.17%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured delayed draw term loan	S +	5.00%	8.63%	2/26/2025	8/5/2028	2,646	2,613	2,625	0.11%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured delayed draw term loan	S +	5.00%	9.18%	2/26/2025	8/5/2028	2,667	2,630	2,646	0.11%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured delayed draw term loan	S +	5.00%	9.07%	2/26/2025	8/5/2028	3,160	3,130	3,135	0.13%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	10/31/2024	8/5/2028	4,196	4,157	4,162	0.17%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured revolving loan	P +	4.00%	10.75%	2/26/2025	8/5/2028	7,269	2,431	2,457	0.10%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured term loan	S +	5.00%	9.02%	2/26/2025	8/5/2028	646	634	641	0.03%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured term loan	S +	5.00%	9.06%	8/13/2024	8/5/2028	2,551	2,529	2,531	0.11%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured term loan	S +	5.00%	9.06%	2/26/2025	8/5/2028	17,382	17,096	17,241	0.72%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured term loan	S +	5.00%	9.20%	10/31/2024	8/5/2028	3,376	3,343	3,349	0.14%
NEFCO Holding Company, LLC 950 Tower Lane, Suite 1000 Foster City, CA 94404	First lien senior secured term loan	S +	5.00%	8.74%	12/10/2025	8/5/2028	3,293	3,261	3,266	0.14%
Rental Equipment Investment Corp 1101 East Admiral Doyle Drive, New Iberia, Louisiana 70560	First lien senior secured revolving loan	S +	4.50%	8.15%	10/8/2025	10/8/2030	7,917	2,598	2,632	0.11%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Rental Equipment Investment Corp 1101 East Admiral Doyle Drive, New Iberia, Louisiana 70560	First lien senior secured term loan	S +	4.50%	8.17%	10/8/2025	10/8/2030	40,932	40,437	40,625	1.70%
Triad Technologies, LLC (6) 985 Falls Creek Dr , Vandalia, OH 45377	First lien senior secured revolving loan	S +	5.25%	9.07%	7/28/2023	6/30/2027	332	(2)	(2)	—%
Triad Technologies, LLC 985 Falls Creek Dr , Vandalia, OH 45377	First lien senior secured term loan	S +	5.25%	9.07%	2/26/2025	6/30/2027	1,138	1,135	1,127	0.05%
Value Added Distributors, LLC (6) 4747 Bethesda Ave STE 1150, Bethesda MD 20814	First lien senior secured revolving loan	S +	4.75%	8.44%	12/19/2024	12/19/2029	3,768	(48)	(40)	—%
Value Added Distributors, LLC 4747 Bethesda Ave STE 1150, Bethesda MD 20814	First lien senior secured term loan	S +	4.75%	8.44%	11/20/2025	12/19/2029	12,123	11,976	11,987	0.50%
Vintage Parts, Inc (6) 120 Corporate Drive Beaver Dam, WI 53916	First lien senior secured revolving loan	S +	5.75%	9.42%	3/28/2025	3/28/2029	1,564	(16)	(14)	—%
Vintage Parts, Inc 120 Corporate Drive Beaver Dam, WI 53916	First lien senior secured term loan	S +	5.75%	9.42%	3/28/2025	3/28/2029	16,125	15,952	15,983	0.67%
Wolf Gordon Inc (6) 880 Apollo Street, Suite 347 El Segundo, CA 90245	First lien senior secured revolving loan	S +	5.25%	9.09%	5/1/2024	5/1/2029	3,809	(59)	(55)	—%
Wolf Gordon Inc 880 Apollo Street, Suite 347 El Segundo, CA 90245	First lien senior secured term loan	S +	5.25%	9.09%	5/21/2025	5/1/2029	25,504	25,099	25,139	1.05%
Woodson and Bozeman, LLC (6) 20 Huling Ave STE 102 Memphis, TN 38111	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	10/1/2025	10/1/2031	6,590	(47)	(33)	—%
Woodson and Bozeman, LLC (6) 20 Huling Ave STE 102 Memphis, TN 38111	First lien senior secured revolving loan	S +	4.75%	8.42%	10/1/2025	10/1/2031	2,436	(35)	(30)	—%
Woodson and Bozeman, LLC 20 Huling Ave STE 102 Memphis, TN 38111	First lien senior secured term loan	S +	4.75%	8.42%	10/1/2025	10/1/2031	5,919	5,833	5,845	0.25%
								409,658	408,421	17.16%
Water utilities
Diamondback Buyer, LLC 860 Gitts Run Road Hanover Pennsylvania 17331	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	10/15/2024	7/22/2026	3,634	3,622	3,626	0.15%

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Diamondback Buyer, LLC (6) 860 Gitts Run Road Hanover Pennsylvania 17331	First lien senior secured revolving loan	S +	5.00%	8.72%	7/28/2023	7/22/2026	75	—	—	—%
Diamondback Buyer, LLC 860 Gitts Run Road Hanover Pennsylvania 17331	First lien senior secured term loan	S +	5.00%	8.72%	10/15/2024	7/22/2026	1,406	1,402	1,401	0.06%
								5,024	5,027	0.21%
Total non-controlled/non-affiliated senior secured debt								$4,189,885	$4,173,995	175.02%
Non-controlled/non-affiliated sponsor subordinated notes
Trading companies and distributors
Empire Equipment Company, LLC 807 Spring Forest Road, Suite 100 Raleigh, NC 27609	Sponsor subordinated note	12.50% + 7.00% PIK		12.50%	7/28/2023	7/17/2026	19	17	16	—%
Cosmetic Solutions LLC (8) 6101 Park Commerce Blvd. Boca Raton, FL 33487	Sponsor subordinated note	11%		11.00%	7/18/2025	10/17/2028	—	396	43	—%
Total non-controlled/non-affiliated sponsor subordinated notes								413	59	0.00%
Total non-controlled/non-affiliated investments								4,190,298	4,174,054	175.02%
Non-controlled/affiliated investments
Multisector holdings
Twin Brook Equity Holdings, LLC (35) (36) (37)	Equity - 17.41% membership interest							87,326	103,655	4.35%
Twin Brook Segregated Equity Holdings, LLC (35) (36) (37)	Equity - 2.11% membership interest							19	15	—%
Total non-controlled/affiliated investments								87,345	103,670	4.35%
Total investments								$4,277,643	$4,277,724	179.37%

Cash equivalents
Dreyfus Government Cash Management Money Market Fund - Institutional Shares				3.65%				22,000	22,000	0.92%
JPMorgan U.S. Government Money Market Fund - Share Class: Capital				3.66%				7	7	0.00%
Total cash equivalents								$22,007	$22,007	0.92%
Total investments and cash equivalents								4,299,650	4,299,731	180.29%

(1)Unless otherwise indicated, all investments are considered Level 3 investments.
(2)Unless otherwise indicated, all investments represent co-investments made with the Company’s affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. Refer to Note 6 for further information.
(3)Principal/par amount is denominated in U.S. Dollars (“$”) unless otherwise noted, Canadian Dollars (“C$”)
(4)The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(5)Unless otherwise indicated, the interest rate on the principal balance outstanding for all floating rate loans is indexed to the Term Secured Overnight Financing Rate (“Term SOFR” or “S”), the Canadian Overnight Repo Rate Average (“Term CORRA” or “T”) and/or an alternate base rate (e.g. prime rate (“P”)), which typically resets semiannually, quarterly, or monthly at the borrower’s option. The applicable base rate may be subject to a floor. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the applicable margin has been provided over Term SOFR based on each respective credit agreement. As of December 31, 2025, the reference rates for the floating rate loans were the Term SOFR of 3.87%, the Prime Rate of 6.75%, and CORRA of 2.30%.
(6)Represents revolvers and delayed draw term loans where the entire balance is unfunded as of December 31, 2025. The negative fair value is a result of the commitment being valued below par. Refer to Note 8 for further information.
(7)Represents investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of December 31, 2025, non-qualifying assets represented approximately 3.04% of the total assets of the Company.
(8)Indicates loan was on non-accrual status as of December 31, 2025.
(9)Principal balance includes reserve for letter of credit of $49,465 on which the borrower pays 5.25%.
(10)Principal balance includes reserve for letter of credit of $3,659 on which the borrower pays 5.75%.
(11)Principal balance includes reserve for letter of credit of $94,608 on which the borrower pays 5.25%.
(12)Principal balance includes reserve for letter of credit of $27,687 on which the borrower pays 5.50%.
(13)Principal balance includes reserve for letter of credit of $49,938 on which the borrower pays 5.25%.
(14)Principal balance includes reserve for letter of credit of $248,440 on which the borrower pays 5.25%.
(15)Principal balance includes reserve for letter of credit of $1,233,299 on which the borrower pays 5.75%.
(16)Principal balance includes reserve for letter of credit of $45,563 on which the borrower pays 5.50%.
(17)Principal balance includes reserve for letter of credit of $30,948 on which the borrower pays 6.00%.
(18)Principal balance includes reserve for letter of credit of $7,896 on which the borrower pays 6.50%.
(19)Principal balance includes reserve for letter of credit of $7,860 on which the borrower pays 6.00%.
(20)Principal balance includes reserve for letter of credit of $116,312 on which the borrower pays 4.50% + 1.75% PIK.
(21)Principal balance includes reserve for letter of credit of $147,760 on which the borrower pays 5.50%.
(22)Principal balance includes reserve for letter of credit of $16,960 on which the borrower pays 4.75%.
(23)Principal balance includes reserve for letter of credit of $168,934 on which the borrower pays 6.00%.
(24)Principal balance includes reserve for letter of credit of $532,875 on which the borrower pays 5.00%.
(25)Principal balance includes reserve for letter of credit of $881,210 on which the borrower pays 5.50%.
(26)Principal balance includes reserve for letter of credit of $400,400 on which the borrower pays 5.00%.
(27)Principal balance includes reserve for letter of credit of $7,875 on which the borrower pays 6.00% + 0.50% PIK.
(28)Principal balance includes reserve for letter of credit of $60,610 on which the borrower pays 6.00%.
(29)Principal balance includes reserve for letter of credit of $927,380 on which the borrower pays 5.00%.
(30)Principal balance includes reserve for letter of credit of $62,209 on which the borrower pays 5.50%.
(31)Principal balance includes reserve for letter of credit of $3,517 on which the borrower pays 6.75%.
(32)Principal balance includes reserve for letter of credit of $238,050 on which the borrower pays 5.25%.
(33)Principal balance includes reserve for letter of credit of $101,000 on which the borrower pays 5.00%.

(34)Principal balance includes reserve for letter of credit of $505,140 on which the borrower pays 5.25%.
(35)As a practical expedient, the Company uses net asset value to determine the fair value of this investment. Consistent with FASB guidance under ASC 820, these investments are excluded from the hierarchical levels. This represents an investment in an affiliated fund.
(36)Securities exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act. As of December 31, 2025, the aggregate fair value of these securities is $103,670 or 4.35% of the Company's net assets. The “restricted securities,” Twin Brook Equity Holdings, LLC and Twin Brook Segregated Equity Holdings, LLC, were purchased on May 19, 2022 and July 28, 2023, respectively.
(37)Non-income producing investment.

MANAGEMENT OF THE FUND
Board of Trustees
Our business and affairs are managed under the oversight of our Board of Trustees. The Board of Trustees are classified, with respect to the time for which members of the Board of Trustees severally hold office, into three classes—Class I, Class II and Class III—as nearly equal in number as reasonably possible, with the Trustees in each Class to hold office until their successors are elected and qualified. Our bylaws provide that for uncontested elections, each Trustee of the Fund must be elected by a plurality of votes entitled to be cast. For contested elections, each Trustee of the Fund must be elected by a majority of votes entitled to be cast. Each Trustee holds office for the term for which he or she is elected and until his or her successor is elected and qualified. The term “qualify” is used in the Declaration of Trust and Bylaws to describe when a Trustee qualifies to be seated as a Trustee. The Fund’s current Bylaws do not include a list of qualification; however, the Board of Trustees has authority to include certain qualifications, such as age requirements or holding requirements. As such term is currently used, a nominee for election as a Trustee would qualify if such nominee accepts the nomination. Pursuant to the Fund’s Bylaws, any Trustee nominated for re-election who fails to receive the requisite vote for re-election at an annual meeting of shareholders, and whose successor has neither been elected nor qualified, will holdover until the next annual meeting of shareholders. At each succeeding annual meeting of shareholders, the successors to the Class of Trustees whose terms expire at that meeting shall be elected to hold office for terms expiring at the later of the annual meeting of shareholders held in the third year following the year of their election or the election and qualification of their successors. The responsibilities of the Board of Trustees include, among other things, the oversight of our investment activities, the oversight of our investment valuation process, oversight of our financing arrangements and corporate governance activities. Our Board of Trustees consists of four members, three of whom are not “interested persons” of the Fund or of the Adviser as defined in Section 2(a)(19) of the 1940 Act and as determined by the Board of Trustees in accordance with the standards set forth in Section 2(a)(19). Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with the Fund or the Adviser. We refer to these individuals as our Independent Trustees. In determining independence, the Board reviews and considers such information as it deems appropriate including, among other items, completed Trustee due diligence questionnaires, and may conduct interviews and background checks as appropriate. Our Board of Trustees elects our executive officers, who serve at the discretion of the Board of Trustees. Our executive officers are employees of our Adviser or its affiliates.
Trustees
Information regarding the Board of Trustees is as follows:

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 years*	Other Public or Investment Company Directorships Held by Trustee

Interested Trustees

Trevor Clark	1965
Trustee, Chairman of the Board, Chief Executive Officer, and President of the Fund. President and Chief Executive Officer of the Adviser. Managing Partner of Twin Brook Capital Partners, TPG’s middle market direct lending business.
			Since 2022
Mr. Clark joined TPG Credit in 2014 to establish Twin Brook Capital Partners, the platform’s middle market direct lending business. Mr. Clark is the Managing Partner of Twin Brook Capital Partners. Mr. Clark was Chairman, CEO and President of AGTB Private BDC and AG Twin Brook BDC, Inc. prior to each company’s respective merger with the Fund.
					N/A

Independent Trustees

James E. Bowers	1947	Independent Trustee and Chair of Nominating and Corporate Governance Committee	Since 2022	From 2004 to 2018, Mr. Bowers was Senior Counsel at Day Pitney LLP. Until 2018, Mr. Bowers served on the Board of Governors at Hartford Hospital and on the Executive Committee at Harvard Law School. Since 2018, Mr. Bowers has been a private investor. Mr. Bowers was an Independent Trustee of AGTB Private BDC and AG Twin Brook BDC, Inc. prior to each company’s respective merger with the Fund.	N/A

James N. Hallene	1961	Independent Trustee	Since 2022
Mr. Hallene founded Capital Concepts Holdings, LLC and has served as its founding principal since 1998. Mr. Hallene founded CapX Partners, LLC and has served as its founding partner since 2003. Mr. Hallene was an Independent Trustee of AGTB Private BDC and AG Twin Brook BDC, Inc. prior to each company’s respective merger with the Fund.
					N/A

Lance A. Ludwick	1966	Independent Trustee and Chair of the Audit Committee	Since 2022
Mr. Ludwick serves as the Vice President of Mergers & Acquisitions at Sysco Corporation and has served as a principal of LC7 Advisors, LLC since 2015. Mr. Ludwick was an Independent Trustee of AGTB Private BDC and AG Twin Brook BDC, Inc. prior to each company’s respective merger with the Fund.
					N/A

*    Directorships disclosed under this column do not include directorships disclosed under the column “Principal Occupation(s) During Past 5 Years.”
The address for each trustee is c/o TPG Twin Brook Capital Income Fund, 245 Park Avenue, 26th Floor, New York, New York 10167.

Executive Officers Who are Not Trustees
Information regarding our executive officers who are not Trustees is as follows:

Name	Year of Birth	Position	Length of Time Served	Principal Occupation During Past 5 years
Terrence Walters	1980	Chief Financial Officer and Treasurer of the Fund. Chief Financial Officer and Treasurer of the Adviser. Managing Director of TPG.	Since 2022
Mr. Walters joined TPG in 2019 as a Managing Director and served as Chief Accounting Officer for Twin Brook Capital Partners from 2019 to 2021. Prior to joining TPG, Mr. Walters spent eight years in various roles with Victory Park Capital Advisors and Vitalogy Capital Partners. Mr. Walters previously served as a Trustee of the Fund, and was a Trustee, CFO and Treasurer of AGTB Private BDC and AG Twin Brook BDC, Inc. prior to each company’s respective merger with the Fund.

Jenny B. Neslin	1982	General Counsel and Secretary	Since 2022
Ms. Neslin joined TPG as a Managing Director in April 2021 and serves as General Counsel and Secretary to the Fund, TPG Mortgage Investment Trust, Inc., and TPG Private Equity Opportunities, L.P., as well as serving as General Counsel, Registered Funds at TPG. Prior to their respective mergers with the Fund, Ms. Neslin served as General Counsel and Secretary to AGTB Private BDC and AG Twin Brook BDC, Inc. Ms. Neslin served as the Fund’s Interim Chief Compliance Officer from October 2023 to March 2025. Prior to joining TPG Angelo Gordon, Ms. Neslin worked at Colony Capital, Inc. from 2013 to 2021, where she most recently was Managing Director and Deputy General Counsel.

Kristin Swon	1977	Chief Compliance Officer	Since 2025
Ms. Swon joined TPG as a Managing Director and Deputy Chief Compliance Officer and has served as the Fund’s Chief Compliance Officer since March 2025. Prior to joining TPG, Ms. Swon spent thirteen years in various compliance roles at JPMorgan Asset Management, including as Head of Global Alternatives Compliance from 2019 to 2023 and Chief Compliance Officer of Security Capital Research & Management from 2018 to 2023.

The address for each officer is c/o TPG Twin Brook Capital Income Fund, 245 Park Avenue, 26th Floor, New York, New York 10167.
Biographical Information
The following is information concerning the business experience of our Board of Trustees and executive officers. Our trustees have been divided into two groups—interested trustees and Independent Trustees. An interested trustee is an “interested person” as defined in Section 2(a)(19) of the 1940 Act.
Interested Trustees
Trevor Clark. Mr. Clark is Founder and Managing Partner of Twin Brook Capital Partners, TPG’s middle market direct lending business. He is Chief Executive Officer and President of the Adviser, and a Trustee and Chairman of the Board of the Company. Mr. Clark previously served as Chief Executive Officer, President and Chairman of the Board of each of AG Twin Brook BDC, Inc. and AGTB Private BDC (predecessors to the Company). Prior to joining TPG, Mr. Clark was a co-founder and CEO of Madison Capital Funding LLC (“Madison Capital”), a wholly owned subsidiary of New York Life Investments, where he oversaw all operational and strategic activities of the middle market lending operation. At Madison Capital, Mr. Clark led the Executive Committee that was responsible for all credit granting decisions and managed the relationship with New York Life Investments and other third-party investors. Prior to forming Madison Capital, Mr. Clark held various positions in loan underwriting and origination at Antares Capital, GE Capital, and Bank of America. He holds a B.A. degree from the University of Iowa, Iowa City and an M.B.A. degree from Indiana University, Bloomington.
Independent Trustees
James E. Bowers. Mr. Bowers serves as an Independent Trustee and as a member of our audit committee (the “Audit Committee”) and our nominating and corporate governance committee (the “Nominating and Corporate Governance Committee”). He is the Chair of our Nominating and Corporate Governance Committee. Mr. Bowers previously served as an independent director of each of AG Twin Brook BDC, Inc. and AGTB Private BDC (predecessors to the Company). Over the course of his multi-decade legal career, Mr. Bowers was Senior Counsel at Day Pitney LLP (from 2004 to 2018), having previously served in various legal roles, including working for the American Bar Association, the Office of the General Counsel at the U.S. Securities and Exchange Commission, and the Law and Compliance Departments at Aetna Inc. In addition, Mr. Bowers was a law professor at University of

South Carolina School of Law (USC) and an adjunct professor at Boston University School of Law, University of Connecticut School of Law, and Yale Law School. Throughout his career, Mr. Bowers also served on numerous boards of non-profit organizations, including on the board of trustees of Hartford Hospital, Saint Joseph University, Greater Hartford Legal Aid, Harvard Law School Association, YMCA of Greater Hartford, Renbrook School, and Connecticut Landmark. In 2021, Mr. Bowers was a recipient of the Harvard Alumni Award for exceptional service to Harvard University. Since 2018, Mr. Bowers has been a private investor. Mr. Bowers holds a J.D. from Harvard Law School and a B.A. from the University of South Carolina.
James N. Hallene. Mr. Hallene serves as an Independent Trustee and as a member of the Audit and Nominating and Corporate Governance Committees. Mr. Hallene previously served as an independent director of each of AG Twin Brook BDC, Inc. and AGTB Private BDC (predecessors to the Company). Mr. Hallene founded Capital Concepts Holdings, LLC, a Chicago-based private equity investment firm, in 1998 and currently serves as its principal. He is also a founding partner of CapX Partners, an equipment leasing finance company. Prior to founding Capital Concepts Holdings, LLC and CapX Partners, Mr. Hallene co-founded a data-consolidation company called MaxMiles. Prior to that, Mr. Hallene was employed at American National Bank, where he oversaw credit, mortgage, treasury management, and technology business units. Mr. Hallene served as vice chairman of MB Financial Corporation and is on the corporate boards of KeHE Distributors, LLC, The Hallstar Company, VSA Partners Holdings and Attorney’s Title Guaranty Fund, Inc. He holds a B.A. in economics from the University of Illinois and an M.B.A. from Northwestern University’s Kellogg Graduate School of Management.
Lance A. Ludwick. Mr. Ludwick serves as an Independent Trustee and as a member of the Board’s Audit Committee and Nominating and Corporate Governance Committees. He is the Chair of the Audit Committee. Mr. Ludwick previously served as an independent director of each of AG Twin Brook BDC, Inc. and AGTB Private BDC (predecessors to the Company). He is the Vice President of Mergers & Acquisitions at Sysco Corporation. Mr. Ludwick is also a principal of LC7 Advisors, LLC, a firm that provides M&A advisory services and management/operational improvement consulting. Prior to that Mr. Ludwick served as the Vice President for Mergers & Acquisitions and Corporate Strategy at US Foods, Inc. and the Vice President of Strategic Planning for Constellation Brands, Inc., as well as various other positions providing advice on mergers and acquisitions and corporate operational strategy. Mr. Ludwick holds a B.B.A. in Accounting from the University of Iowa.
Executive Officers Who are not Trustees
Terrence Walters. Mr. Walters serves as Chief Financial Officer and Treasurer of the Company, positions he has held since February 2022. Mr. Walters previously served as a trustee of the Company, served as director, Chief Financial Officer and Treasurer of AG Twin Brook BDC, Inc., and served as trustee, Chief Financial Officer and Treasurer of AGTB Private BDC (predecessors to the Company). Mr. Walters joined TPG in 2019 as a Managing Director and serves as the Chief Financial Officer of Twin Brook Capital Partners, its middle market direct lending loan business. Mr. Walters previously served as Chief Accounting Officer for Twin Brook Capital Partners from 2019 to 2021. Prior to joining the firm, Mr. Walters spent eight years in various roles with Victory Park Capital Advisors and Vitalogy Capital Partners. Prior to that, Mr. Walters worked at Citadel Group’s fund administrator, Omnium, as well as Ernst & Young LLP. Mr. Walters holds a B.A. degree in accountancy and finance from Augustana College and a M.Acc. degree from the University of Iowa. He is a Certified Public Accountant (inactive).
Jenny B. Neslin. Ms. Neslin is a Managing Director and General Counsel, Registered Funds, at TPG and serves as the Company’s General Counsel and Secretary, positions she has held since February 2022, as well as having previously served in such roles for certain of the Company’s predecessors since November 2021. Ms. Neslin served as the Company’s Interim Chief Compliance Officer from October 2023 to March 2025. Ms. Neslin also serves as General Counsel and Secretary of TPG Mortgage Investment Trust, Inc. (NYSE: MITT) and TPG Private Equity Opportunities, L.P., positions she has held since April 2021 and February 2025, respectively. Prior to joining TPG, Ms. Neslin was Managing Director and Deputy General Counsel at Colony Capital, Inc. (NYSE: CLNY) (now known as DigitalBridge Group, Inc. (NYSE: DBRG)). At Colony Capital, Ms. Neslin was responsible for legal oversight of Colony Capital’s capital markets activities (including public and private equity and debt offerings), ongoing disclosure and reporting obligations under U.S. federal securities laws and corporate governance matters. Prior to joining a Colony Capital predecessor in July 2013, Ms. Neslin was an associate in the Capital Markets group at Clifford Chance US LLP, where she primarily advised REITs and investment banks in public and private capital markets transactions. Ms. Neslin holds a Bachelor of Music in Music Business from New York University and a Juris Doctor from Benjamin N. Cardozo School of Law at Yeshiva University.

Kristin Swon. Ms. Swon joined TPG in 2023 as a Managing Director and Deputy Chief Compliance Officer and has served as the Company’s Chief Compliance Officer since March 2025. Prior to joining TPG, Ms. Swon spent thirteen years in various compliance roles at JPMorgan Asset Management, including as Head of Global Alternatives Compliance from 2019 to 2023 and Chief Compliance Officer of Security Capital Research & Management from 2018 to 2023. Ms. Swon holds a B.A. in Political Science from Trinity College.
Communications with Trustees
Shareholders and other interested parties may contact any member (or all members) of the Board of Trustees by mail. To communicate with the Board of Trustees, any individual Trustees or any group or committee of Trustees, correspondence should be addressed to the Board of Trustees or any such individual Trustees or group or committee of Trustees by either name or title. All such correspondence should be sent to c/o TPG Twin Brook Capital Income Fund, 245 Park Avenue, 26th Floor, New York, New York 10167.

Committees of the Board of Trustees
Our Board of Trustees has established two committees: an Audit Committee and a Nominating and Corporate Governance Committee, and may establish additional committees in the future. The Audit Committee and Nominating and Corporate Governance Committee are comprised solely of Independent Trustees. We do not have a compensation committee because our executive officers do not receive any direct compensation from us. We do not have a committee related to oversight and review of conflicts or related party agreements because the Independent Trustees review such transactions and agreements in accordance with the 1940 Act and SEC guidance; however, should the Board of Trustees establish such a committee, the members will be comprised solely of Independent Trustees. The Fund will hold annual meetings of shareholders. All trustees are expected to attend at least 75% of the aggregate number of meetings of our Board and of the respective committees on which they serve. We require each trustee to make a diligent effort to attend all Board and committee meetings as well as each annual meeting of our shareholders.
Audit Committee. The Audit Committee is currently composed of James E. Bowers, James N. Hallene and Lance A. Ludwick, all of whom are not considered “interested persons” of our company as that term is defined in Section 2(a)(19) of the 1940 Act. Mr. Ludwick serves as Chairman of the Audit Committee. Our Board has determined that Mr. Ludwick is an “audit committee financial expert” as that term is defined under Item 407 of Regulation S-K, as promulgated under the Exchange Act. Messrs. Bowers, Hallene and Ludwick meet the current requirements of Rule 10A-3 under the Exchange Act. The Audit Committee operates pursuant to a charter approved by our Board, which sets forth the responsibilities of the Audit Committee. The Audit Committee’s responsibilities include establishing guidelines and making recommendations to our Board regarding the valuation of our loans and investments; selecting our independent registered public accounting firm; reviewing with such independent registered public accounting firm the planning; scope and results of their audit of our financial statements; pre-approving the fees for services performed; reviewing with the independent registered public accounting firm the adequacy of internal control systems; reviewing our annual audited financial statements; overseeing internal audit staff, if any, and periodic filings; and receiving our audit reports and financial statements. During 2025, including both regularly scheduled and special meetings, the Audit Committee met a total of four times.
A copy of the charter of the Audit Committee is available in print to any shareholder who requests it, and it will also be available on the Fund’s website at www.AGTBCAP.com.
Nominating and Corporate Governance Committee. The members of the Nominating and Corporate Governance Committee are our Independent Trustees. Mr. Bowers serves as chairman of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is responsible for selecting, researching and nominating trustees for election by our shareholders, selecting nominees to fill vacancies on the board or a committee of the board, developing and recommending to the board a set of corporate governance principles and overseeing the evaluation of the board and our management.
The Nominating and Corporate Governance Committee seeks candidates who possess the background, skills and expertise to make a significant contribution to our Board, our Fund and our shareholders. In considering possible candidates for election as a trustee, the Nominating and Corporate Governance Committee takes into account, in addition to such other factors as it deems relevant, the desirability of selecting trustees who:
•    are of high character and integrity;
•    are accomplished in their respective fields, with superior credentials and recognition;
•    have relevant expertise and experience upon which to be able to offer advice and guidance to management;
•    have sufficient time available to devote to our affairs;
•    are able to work with the other members of our Board and contribute to our success;
•    can represent the long-term interests of our shareholders as a whole; and
•    are selected such that our Board represents a range of backgrounds and experience.
The Nominating and Corporate Governance Committee considers shareholder recommendations for possible nominees for election as members of the Board. The Nominating and Corporate Governance Committee has not adopted a formal policy with regard to the consideration of diversity in identifying trustee nominees. In determining whether to recommend a trustee nominee, the Nominating and Corporate Governance Committee considers and discusses diversity, among other factors, with a view toward the needs of our Board as a whole. The Nominating and Corporate Governance Committee generally conceptualizes diversity expansively to include, without limitation, concepts such as race, gender, national origin, differences of viewpoint, professional experience, education, skill and other qualities that contribute to our Board, when identifying and recommending trustee nominees. The Nominating and Corporate Governance Committee believes that the inclusion of diversity as one of many factors considered in selecting trustee nominees is consistent with the goal of creating a board of trustees that best serves our needs and the interests of our shareholders. During 2025, including both regularly scheduled and special meetings, the Nominating and Corporate Governance Committee met a total of four times.
A copy of the charter of the Nominating and Corporate Governance Committee is available in print to any shareholder who requests it, and it will also be available on the Fund’s website at www.AGTBCAP.com.

Compensation of Trustees
Our Trustees who do not also serve in an executive officer capacity for us or the Adviser are entitled to receive annual cash retainer fees. These Trustees are Lance A. Ludwick, James N. Hallene, and James E. Bowers. Our Independent Trustees’ annual retainer fee is $75,000 payable quarterly in cash on a prorated basis. The Chair of our Audit Committee is entitled to a supplemental annual retainer of $7,500 payable quarterly in cash on a prorated basis.
We also reimburse each of the Trustees for all reasonable and authorized business expenses in accordance with our policies as in effect from time to time, including reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and each committee meeting not held concurrently with a board meeting.
We will not pay compensation to our Trustees who also serve in an executive officer capacity for us or the Adviser.
Staffing
We do not currently have any employees and do not expect to have any employees. Services necessary for our business are provided by individuals who are employees of the Adviser or its affiliates, pursuant to the terms of the Investment Management Agreement and the Administration Agreement. Our day-to-day investment operations are managed by our Adviser. In addition, we reimburse the Administrator for our allocable portion of expenses incurred by it in performing its obligations under the Administration Agreement, including our allocable portion of the cost of our officers and their respective staffs.

Compensation of Executive Officers
We do not currently have any employees. None of our officers receive direct compensation from us. We have agreed to reimburse the Administrator for our allocable portion of the compensation paid to or compensatory distributions received by our Chief Financial Officer, Chief Compliance Officer, General Counsel and any of their respective staff who provide services to us, operations staff who provide services to us, and any internal audit staff, to the extent internal audit performs a role in our Sarbanes-Oxley internal control assessment. In addition, to the extent that the Administrator outsources any of its functions, we will pay the fees associated with such functions at cost. As discussed under “Investment Management Agreement and Administration Agreement—Administration Agreement,” we will agree to reimburse the Administrator for our allocable portion of the compensation of any personnel that it provides for our use.
Board Leadership Structure
Our business and affairs are managed under the direction of our Board of Trustees. Among other things, our Board of Trustees sets broad policies for us and approves the appointment of our investment adviser, administrator and officers. The role of our Board of Trustees, and of any individual Trustee, is one of oversight and not of management of our day-to-day affairs.
Under our bylaws, our Board of Trustees may designate one of our Trustees as chair to preside over meetings of our Board of Trustees and meetings of shareholders, and to perform such other duties as may be assigned to him or her by our Board of Trustees. The Board of Trustees has appointed Trevor Clark to serve in the role of chairperson of the Board of Trustees. The chairperson’s role is to preside at all meetings of the Board of Trustees and to act as a liaison with the Adviser, counsel and other Trustees generally between meetings. The chairperson serves as a key point person for dealings between management and the Trustees. The chairperson also may perform such other functions as may be delegated by the Board of Trustees from time to time. The Board of Trustees reviews matters related to its leadership structure annually. The Board of Trustees has determined that its leadership structure is appropriate because it allows the Board of Trustees to exercise informed and independent judgment over the matters under its purview and it allocates areas of responsibility among committees of trustees and the full board in a manner that enhances effective oversight.
Board Role in Risk Oversight
Our Board of Trustees performs its risk oversight function primarily through (i) its standing committees, which report to the entire Board of Trustees and are comprised solely of Independent Trustees, and (ii) active monitoring of our chief compliance officer and our compliance policies and procedures. Oversight of other risks is delegated to the committees.
Oversight of our investment activities extends to oversight of the risk management processes employed by the Adviser as part of its day-to-day management of our investment activities. The Board of Trustees anticipates reviewing risk management processes at both regular and special board meetings throughout the year, consulting with appropriate representatives of the Adviser as necessary and periodically requesting the production of risk management reports or presentations. The goal of the Board of Trustee’s risk oversight function is to ensure that the risks associated with our investment activities are accurately identified, thoroughly investigated and responsibly addressed. Investors should note, however, that the Board of Trustees’ oversight function cannot eliminate all risks or ensure that particular events do not adversely affect the value of investments.
We believe that the role of our Board of Trustees in risk oversight is effective and appropriate given the extensive regulation to which we are already subject as a BDC. As a BDC, we are required to comply with certain regulatory requirements that control the levels of risk in our business and operations. For example, we are limited in our ability to enter into transactions with our affiliates, including investing in any portfolio company in which one of our affiliates currently has an investment.

PORTFOLIO MANAGEMENT
AGTB Fund Manager, LLC serves as our investment adviser. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board of Trustees, the Adviser manages our day-to-day operations and provides investment advisory and management services to us.
Investment Personnel
The following investment professional (the “Portfolio Manager”) has primary responsibility for the day-to-day implementation and management of our investment portfolio:
Trevor Clark

The table below shows the dollar range of Common Shares owned by the Portfolio Manager as of December 31, 2025:

Name of Portfolio Manager	Dollar Range of Equity Securities in the Fund(1)
Trevor Clark	$0

(1)    Dollar ranges are as follows: $0, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000, $100,001 – $500,000, $500,001 – $1,000,000, or over $1,000,000.
Other Accounts Managed by Portfolio Managers
The Portfolio Manager is primarily responsible for the day-to-day management of the Fund also manages other registered investment companies, other pooled investment vehicles and other accounts, as indicated below. The following table identifies, as of December 31, 2025: (i) the number of other registered investment companies, other pooled investment vehicles and other accounts managed by each portfolio manager; (ii) the total assets of such companies, vehicles and accounts; and (iii) the number and total assets of such companies, vehicles and accounts that are subject to an advisory fee based on performance.
Trevor Clark

Type of Account	Number of Accounts	Assets of Accounts	Number of Accounts Subject to a Performance Fee	Assets Subject to a Performance Fee
		(in millions)		(in millions)
Registered investment companies	—	—	—	—
Other pooled investment vehicles(1)	55	$17,384	55	$17,384
Other accounts	—	—	—	—

(1)    Inclusive of all funds under parallel fund structures.

INVESTMENT MANAGEMENT AGREEMENT AND ADMINISTRATION AGREEMENT
AGTB Fund Manager, LLC is located at 245 Park Avenue, 26th Floor, New York, NY 10167. The Adviser is registered as an investment adviser under the Advisers Act. Subject to the overall supervision of our Board of Trustees and in accordance with the 1940 Act, the Adviser manages our day-to-day operations and provides investment advisory services to us.
Investment Management Agreement
The Adviser provides management services to us pursuant to the Investment Management Agreement. Under the terms of the Investment Management Agreement, the Adviser is responsible for the following:
•    determining the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes in accordance with our investment objective, policies and restrictions;
•    identifying investment opportunities and making investment decisions for us, including negotiating the terms of investments in, and dispositions of, portfolio securities and other instruments on our behalf;
•    monitoring our investments;
•    performing due diligence on prospective portfolio companies;
•    exercising voting rights in respect of portfolio securities and other investments for us;
•    serving on, and exercising observer rights for, boards of directors and similar committees of our portfolio companies;
•    negotiating, obtaining and managing financing facilities and other forms of leverage; and
•    providing us with such other investment advisory and related services as we may, from time to time, reasonably require for the investment of capital.
The Adviser’s services under the Investment Management Agreement are not exclusive, and it is free to furnish similar services to other entities, so long as its services to us are not impaired. Following the Fund’s acquisition of the Private BDC, the Adviser does not currently intend to manage other entities.
Compensation of Adviser
Our investment activities are managed by our Adviser, which is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring our investments and monitoring our investments and portfolio companies on an ongoing basis. We have entered into the Investment Management Agreement with the Adviser, pursuant to which we have agreed to pay the Adviser a base management fee and an incentive fee for its services. The cost of both the base management fee and the incentive fee will ultimately be borne by our shareholders.
Base Management Fee
The base management fee is payable monthly in arrears at an annual rate of 1.25% of the value of our net assets as of the beginning of the first business day of the applicable month. For purposes of the Investment Management Agreement, net assets means our total assets less liabilities determined on a consolidated basis in accordance with GAAP. For the first calendar month in which the Fund had operations, net assets were measured as the beginning net assets. Substantial additional fees and expenses may also be charged by the Administrator to the Fund.
Incentive Fee
The Incentive Fee consists of two components that are independent of each other, with the result that one component may be payable even if the other is not. A portion of the Incentive Fee is based on a percentage of our income and a portion is based on a percentage of our capital gains, each as described below.

Incentive Fee Based on Income
The portion based on our income is based on Pre-Incentive Fee Net Investment Income Returns.
“Pre-Incentive Fee Net Investment Income Returns” means, as the context requires, either the dollar value of, or percentage rate of return on the value of our net assets at the end of the immediate preceding quarter from, interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that we receive from portfolio companies) accrued during the calendar quarter, minus our operating expenses accrued for the quarter (including the base management fee, expenses payable under the Administration Agreement entered into between us and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees).
Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as OID, debt instruments with PIK interest and zero coupon securities), accrued income that we have not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.
Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of our net assets at the end of the immediate preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).
We will pay the Adviser an incentive fee quarterly in arrears with respect to our Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:
•    No incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which our Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized) (the “hurdle rate” or “Hurdle”);
•    100% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the Hurdle but is less than a rate of return of 1.43% (5.72% annualized). We refer to this portion of our Pre-Incentive Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with approximately 12.5% of our Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and
•    12.5% of the dollar amount of our Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the Hurdle is reached and the catch-up is achieved, 12.5% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.

Pre-Incentive Fee Net Investment Income (expressed as a percentage of the value of net assets per quarter)

0%	1.25%	1.43%

← 0% →	← 100% →	← 12.5% →

Percentage of Pre-Incentive Fee Net Investment Income
Allocated to Quarterly Incentive Fee
These calculations are pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter. You should be aware that a rise in the general level of interest rates can be expected to lead to higher interest rates applicable to our debt investments. Accordingly, an increase in interest rates would make it easier for us to meet or exceed the incentive fee hurdle rate and may result in a substantial increase of the amount of incentive fees payable to the Adviser with respect to Pre-Incentive Fee Net Investment Income Returns. Because of the structure of the incentive fee, it is possible that we may pay an incentive fee in a calendar quarter in which we incur an overall loss taking into account capital account losses. For example, if we receive Pre-Incentive Fee Net Investment Income Returns in excess of the quarterly hurdle rate, we will pay the applicable incentive fee even if we have incurred a loss in that calendar quarter due to realized and unrealized capital losses. In addition, Pre-Incentive Fee Net Investment Return is expressed as a rate of return on the value of the Fund’s net assets at the end of the immediately preceding quarter, so to the extent there are share issuances or repurchases during the quarter, it may affect the rate of return.
Incentive Fee Based on Capital Gains
The second component of the Incentive Fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals:
•    12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP.
Each year, the fee paid for the capital gains incentive fee is net of the aggregate amount of any previously paid capital gains incentive fee for all prior periods. Under GAAP, we will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if we were to sell the relevant investment and realize a capital gain. In no event will the capital gains incentive fee payable pursuant to the Investment Management Agreement be in excess of the amount permitted by the Advisers Act, including Section 205 thereof.
The fees that are payable under the Investment Management Agreement for any partial period will be appropriately prorated.
Administration Agreement
Under the terms of the Administration Agreement, the Administrator provides, or oversees the performance of, administrative and compliance services, including, but not limited to, maintaining financial records, overseeing the calculation of NAV, compliance monitoring (including diligence and oversight of our other service providers), preparing reports to shareholders and reports filed with the SEC and other regulators, preparing materials and coordinating meetings of our Board of Trustees, managing the payment of expenses, the payment and receipt of funds for investments and the performance of administrative and professional services rendered by others and providing office space, equipment and office services. We will reimburse the Administrator for the costs and expenses incurred by the Administrator in performing its obligations under the Administration Agreement. Such reimbursement will include the Fund’s allocable portion of compensation and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Fund’s chief compliance officer, chief financial officer, general counsel and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Fund; and (iii) any internal audit group personnel of TPG Angelo Gordon or any of its affiliates, subject to the limitations described in the Investment Management Agreement and the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and we will reimburse the Administrator for any services performed for us by such affiliate or third party. The Administrator may hire a sub-administrator to assist in the provision of administrative services. The sub-administrator will receive compensation for its sub-administrative services under a sub-administration agreement.
The amount of the reimbursement payable to the Administrator will be the lesser of (1) the Administrator’s and/or sub-administrator’s, if applicable, actual costs incurred in providing such services and (2) the amount that we estimate we would be required to pay alternative service providers for comparable services in the same geographic location. The Administrator will be required to allocate the cost of such services to us based on factors such as assets, revenues, time allocations and/or other reasonable metrics. We will not reimburse the Administrator for any services for which it receives a separate fee, or for rent, depreciation, utilities, capital equipment or other administrative items allocated to a controlling person of the Administrator.
Certain Terms of the Investment Management Agreement and Administration Agreement
Each of the Investment Management Agreement and the Administration Agreement has been approved by the Board of Trustees. Unless earlier terminated as described below, each of the Investment Management Agreement and the Administration Agreement will remain in effect for a period of two years from the date it first becomes effective and will remain in effect from year-to-year thereafter if approved annually by a majority of the Board of Trustees or by the holders of a majority of our outstanding voting securities (as defined by the 1940 Act) and, in each case, a majority of the Board of Trustees who are not parties to this Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) (the “Independent Trustees”). We may terminate the Investment Management Agreement or the Administration Agreement, without payment of any penalty, upon 60 days’ written notice. The decision to terminate the Investment Management Agreement may be made by a majority of the Board of Trustees or the shareholders holding a majority of our outstanding voting securities, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. In addition, without payment of any penalty, the Adviser may terminate the Investment Management Agreement upon 120 days’ written notice and the Administrator may terminate the Administration Agreement upon 60 days’ written notice. The Investment Management Agreement will automatically terminate within the meaning of the 1940 Act and related SEC guidance and interpretations in the event of its assignment.
The Adviser and the Administrator shall not be liable for any error of judgment or mistake of law or for any act or omission or any loss suffered by the Fund in connection with the matters to which the Investment Management Agreement and Administration Agreement, respectively, relate, provided that the Adviser and the Administrator shall not be protected against any liability to the Fund or its shareholders to which the Adviser or Administrator would otherwise be subject by reason of willful misfeasance, bad faith or negligence on its part in the performance of its duties or by reason of the reckless disregard of its duties and obligations (“disabling conduct”). Each of the Investment Management Agreement and the Administration Agreement provide that, absent disabling conduct, each of our Adviser and our Administrator, as applicable, and its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with it (collectively, the “Indemnified Parties”) will be entitled to indemnification from us for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of our Adviser’s services under the Investment Management Agreement and our Administrator’s services under the Administration Agreement or otherwise as adviser or administrator for us. The Adviser and the Administrator shall not be liable under their respective agreements with us or otherwise for any loss due to the mistake, action, inaction, negligence, dishonesty, fraud or bad faith of any broker or other agent; provided, that such broker or other agent shall have been selected, engaged or retained by the Adviser or the Administrator in good faith, unless such action or inaction was made by reason of disabling conduct, or in the case of a criminal action or proceeding, where the Adviser or Administrator had reasonable cause to believe its conduct was unlawful. In addition, we will not provide for indemnification of an Indemnified Party for any liability or loss suffered by such Indemnified Party, nor will we provide that an Indemnified Party be held harmless for any loss or liability suffered by us, unless:
(1)    we have determined, in good faith, that the course of conduct that caused the loss or liability was in our best interest;
(2)    the Indemnified Party was acting on our behalf or performing services for us;
(3)    such liability or loss was not the result of negligence or misconduct, in the case that the Indemnified Party is the Adviser or Administrator, as applicable, an affiliate of the Adviser or Administrator or one of our officers; and

(4)    the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.
Payment of Our Expenses Under the Investment Management Agreement and the Administration Agreement
Except as specifically provided below, all investment professionals and staff of the Adviser, when and to the extent engaged in providing investment advisory services to us, and the base compensation, bonus and benefits, of such personnel allocable to such services, will be provided and paid for by the Adviser. We will bear all other costs and expenses of our operations, administration and transactions, including, but not limited to:
(1)    investment advisory fees, including management fees and incentive fees, to the Adviser, pursuant to the Investment Management Agreement;
(2)    the Fund’s allocable portion of compensation and other expenses incurred by the Administrator in performing its administrative obligations under the Administration Agreement, including but not limited to: (i) the Fund’s chief compliance officer, chief financial officer, general counsel and their respective staffs; (ii) investor relations, legal, operations and other non-investment professionals at the Administrator that perform duties for the Fund; and (iii) any internal audit group personnel of TPG Angelo Gordon or any of its affiliates, subject to the limitations described in “—Administration Agreement”; and
(3)    all other expenses of the Fund’s operations and transactions, including those listed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Expenses.”
From time to time, the Adviser, the Administrator or their affiliates may pay third-party providers of goods or services. We will reimburse the Adviser, the Administrator or such affiliates thereof for any such amounts paid on our behalf. From time to time, the Adviser or the Administrator may defer or waive fees and/or rights to be reimbursed for expenses. All of the foregoing expenses will ultimately be borne by our shareholders.
Costs and expenses of the Administrator and the Adviser that are eligible for reimbursement by the Fund will be reasonably allocated to the Fund on the basis of time spent, assets under management, usage rates, proportionate holdings, a combination thereof or other reasonable methods determined by the Administrator.

Expense Support and Conditional Reimbursement Agreement

The Fund entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with the Adviser on October 25, 2022. The Adviser may elect to pay certain of the Fund’s expenses on our behalf (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest expense or distributions and/or shareholder servicing fees of the Fund. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Fund in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Fund to the Adviser or its affiliates.

Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Fund shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Fund within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Fund shall be referred to herein as a “Reimbursement Payment”. “Available Operating Funds” means the sum of (i) net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

No Reimbursement Payment for any month will be made if: (1) the “Effective Rate of Distributions Per Share” (as defined below) declared by the Fund at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) the “Operating Expense Ratio” (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. Pursuant to the Expense Support Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing operating expenses, less organizational and offering expenses, base management and incentive fees owed to Adviser, and interest expense, by net assets.

The Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.
Board Approval of the Investment Management Agreement
Our Board, including our Independent Trustees, approved the continuation of the Investment Management Agreement for an additional one-year period at a meeting held on August 7, 2025. In reaching a decision to approve the Investment Management Agreement, the Board reviewed a significant amount of information and considered, among other things:
•    the nature, quality and extent of the advisory and other services to be provided to the Fund by the Adviser;
•    the proposed investment advisory fee rates to be paid by the Fund to the Adviser;
•    the fee structures of comparable externally managed business development companies that engage in similar investing activities;

•    our projected operating expenses and expense ratio compared to business development companies with similar investment objectives;
•    information about the services to be performed and the personnel who would be performing such services under the Investment Management Agreement; and
•    the organizational capability and financial condition of the Adviser and its affiliates.

Based on the information reviewed and the discussion thereof, the Board, including a majority of the Independent Trustees, concluded in each instance that the investment advisory fee rates are reasonable in relation to the services to be provided and approved the Investment Management Agreement as being in the best interests of our shareholders.
Prohibited Activities
Our activities are subject to compliance with the 1940 Act. In addition, our Declaration of Trust and the NASAA Omnibus Guidelines, as applicable, prohibit the following activities among us, the Adviser and its affiliates:
•    We and the Independent Trustees may not purchase or lease assets in which the Adviser or its affiliates has an interest unless (i) we disclose the terms of the transaction to our shareholders, the terms are reasonable to us and the price does not exceed the lesser of cost or fair market value, as determined by an independent expert or (ii) such purchase or lease of assets is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;
•    We may not invest in general partnerships or joint ventures with affiliates and non-affiliates unless certain conditions are met;
•    The Adviser and its affiliates may not acquire assets from us unless (i) approved by our shareholders entitled to cast a majority of the votes entitled to be cast on the matter or (ii) such acquisition is consistent with the 1940 Act or an exemptive order under the 1940 Act issued to us by the SEC;
•    We may not lease assets to the Adviser or its affiliates unless we disclose the terms of the transaction to our shareholders and such terms are fair and reasonable to us;
•    We may not make any loans, credit facilities, credit agreements or otherwise to the Adviser or its affiliates except for the advancement of funds as permitted by our Declaration of Trust;
•    We may not acquire assets in exchange for our Common Shares;
•    We may not pay a commission or fee, either directly or indirectly to the Adviser or its affiliates, except as otherwise permitted by our Declaration of Trust, in connection with the reinvestment of cash flows from operations and available reserves or of the proceeds of the resale, exchange or refinancing of our assets;
•    The Adviser may not charge duplicate fees to us; and
•    The Adviser may not provide financing to us with a term in excess of 12 months.
In addition, in the Investment Management Agreement, the Adviser agrees that its activities will at all times be in compliance in all material respects with all applicable federal and state securities laws governing its operations and investments.
Compliance with the Omnibus Guidelines Published by NASAA
Rebates, Kickbacks and Reciprocal Arrangements
Our Declaration of Trust prohibits our Adviser from: (i) receiving or accepting any rebate, give-ups or similar arrangement that is prohibited under applicable federal or state securities laws, (ii) participating in any reciprocal business arrangement that would circumvent provisions of applicable federal or state securities laws governing conflicts of interest or investment restrictions or (iii) entering into any agreement, arrangement or understanding that would circumvent the restrictions against dealing with affiliates or promoters under applicable federal or state securities laws, or that would circumvent the restrictions of the Omnibus Guidelines. In addition, our Adviser may not directly or indirectly pay or award any fees or commissions or other compensation to any person or entity engaged to sell our shares or give investment advice to a potential shareholder; provided, however, that our Adviser may pay a registered broker-dealer or other properly licensed agent sales commissions or other compensation (including cash compensation and non-cash compensation (as such terms are defined under FINRA Rule 2310)) for selling or distributing our Common Shares, including out of the Adviser’s own assets, including those amounts paid to the Adviser under the Investment Management Agreement.
Commingling
The Adviser may not permit our funds to be commingled with the funds of any other entity.

POTENTIAL CONFLICTS OF INTEREST
The Adviser, TPG Angelo Gordon, its affiliates, its partners and employees (collectively, “TPG Angelo Gordon Affiliates”) may engage in any other business and furnish investment management and advisory services and other types of services to others, which may include, without limitation, serving as investment manager or sponsor of other collective investment vehicles or managed accounts that acquire interests in, provide financing to or otherwise deal in securities or other investments that would be suitable investments for the Fund. TPG Angelo Gordon Affiliates furnish investment management or advisory services to other persons with investment policies similar or different to those of the Fund. Such persons may own securities or other instruments of the same class or type or which may be senior to those held by the Fund, and they have incentives, financial or otherwise, to favor certain accounts or vehicles over others. There is no assurance that accounts with similar strategies or investment objectives will hold the same investments or perform in a similar manner. This and other future activities of TPG Angelo Gordon Affiliates may give rise to additional conflicts of interest.
Except as required by the terms of our exemptive relief, none of the TPG Angelo Gordon Affiliates is under any obligation to offer investment opportunities of which it becomes aware to the Fund or to account to the Fund or share with the Fund or inform the Fund of any investments before offering investments to other funds or accounts that TPG Angelo Gordon Affiliates manage or advise. Furthermore, TPG Angelo Gordon Affiliates may make an investment on behalf of any account they manage or advise without offering the investment opportunity to, or making any investment on behalf of, the Fund, and TPG Angelo Gordon Affiliates may make an investment on their own behalf without offering the investment opportunity to the Fund. Affirmative obligations exist or may arise in the future, whereby TPG Angelo Gordon Affiliates are obligated to offer certain investments to funds or accounts that TPG Angelo Gordon Affiliates manage or advise before or without TPG Angelo Gordon Affiliates offering those investments to the Fund. In addition, TPG Angelo Gordon may make investments on behalf of the Fund in securities or other assets that it has declined to invest in for its own account, the account of any of its affiliates or the account of its other clients.
Situations may occur where the Fund could be disadvantaged because of the investment activities conducted by TPG Angelo Gordon Affiliates for other investment accounts. TPG Angelo Gordon Affiliates may face conflicts of interest in managing the underlying investments, to the extent that an investment decision that benefits one TPG Angelo Gordon fund or account (including the Fund) may disadvantage another. For example, it may be in the best interest of a co-investing fund or account to sell an investment while being in the best interest of the Fund to continue to hold it (and vice versa). In addition, following the TPG acquisition of TPG Angelo Gordon, an information barrier was created between the historical TPG business and TPG Angelo Gordon, including the Adviser. While information barriers are designed to restrict the flow of information between certain businesses, such barriers may be breached, inadvertently or otherwise, including with respect to information regarding certain investment opportunities, deal pipelines and strategy, which could result in greater restrictions to our and other TPG Angelo Gordon funds’ investment activities. TPG could in the future decide that it is advisable to adjust or fully remove the information barrier, which could result in restrictions on our and other TPG Angelo Gordon funds’ investment activities. In addition, investments by the Fund alongside other TPG Angelo Gordon funds may result in the incurrence of additional investment expense and delays as a result of the greater structural complexity faced by TPG Angelo Gordon Affiliates in seeking to address the needs of multiple funds and/or accounts, which may have investment objectives and/or sensitivities that conflict or are otherwise at odds with one another.
TPG Angelo Gordon Affiliates will also face conflicts of interest with respect to allocations of expenses among the Fund, other funds and accounts, and TPG Angelo Gordon. When the Fund co-invests alongside other TPG Angelo Gordon funds or accounts in an investment, it is expected that the fees and expenses incurred in connection with such investment to the participating investing vehicles will be allocated pro rata based on their investment size. However, if the transaction is abandoned or otherwise ultimately not consummated, the fees and expenses incurred in connection with such “broken deal” will be allocated among the Fund and the other investment vehicles that were considering the investment based on the expected participation levels of the investing funds and/or accounts. This determination is necessarily subjective, especially when a transaction is terminated at a particularly early stage. TPG Angelo Gordon Affiliates will also face conflicts of interests in determining how to allocate costs and expenses incurred for the benefit of more than one TPG Angelo Gordon fund and/or account or TPG Angelo Gordon, itself (e.g., expenses incurred in obtaining, developing or maintaining technology systems and other software and expenses of firm-wide insurance policies). The aggregate costs of these items are allocated across the applicable funds in a manner TPG Angelo Gordon determines to be reasonable and fair to all parties.

If it is determined that the amount of an investment opportunity exceeds the amount our Adviser determines would be appropriate for the Fund, such excess may be offered to one or more co-investors on such terms and conditions as TPG Angelo Gordon determines. Such purchases or investments may be at the same price as the Fund acquires its investment, even though such price may not otherwise have been available to the co-investor absent the Fund’s investment or the Fund could have received additional fees, payments or benefits through sales to other third parties.
In the event TPG Angelo Gordon determines to offer an investment opportunity to co-investors, there can be no assurance that TPG Angelo Gordon will be successful in offering a co-investment opportunity to a potential co-investor, in whole or in part, that the closing of such co-investment will be consummated in a timely manner, that the co-investment will take place on the terms and conditions that will be preferable for the Fund or that expenses incurred by the Fund with respect to the syndication of the co-investment will not be substantial. In the event that TPG Angelo Gordon is not successful in offering a co-investment opportunity to potential co-investors, in whole or in part, the Fund may consequently hold a greater concentration and have exposure in the related investment opportunity than was initially intended, which could make the Fund more susceptible to fluctuations in value resulting from adverse economic and/or business conditions with respect thereto.

Subject to 1940 Act restrictions, from time to time, TPG Angelo Gordon may acquire for other investment accounts, or for its own account or the accounts of employees, securities or other financial instruments of an issuer which are senior or junior to securities or financial instruments of the same issuer that are held by, or acquired for, the Fund, and in such capacity, may have interests that are adverse or different to those of the Fund. Additionally, the differing investment programs and projected investment horizons of the Fund and the investment accounts managed by TPG Angelo Gordon may result in the Fund taking positions in securities that conflict with positions in such securities taken by other accounts managed by TPG Angelo Gordon Affiliates, including variations in timing of transactions in such securities and the simultaneous holding by the Fund and other accounts of TPG Angelo Gordon Affiliates of long and short positions relating to the same security. TPG Angelo Gordon Affiliates may have ongoing relationships with issuers whose securities or assets are held by or are being considered for the Fund. Due to their various activities, any of the TPG Angelo Gordon Affiliates may be in possession of confidential information or material, non-public information or be otherwise restricted from effecting transactions for the Fund that otherwise might have been initiated. At times, TPG Angelo Gordon Affiliates, in an effort to avoid such restrictions, may elect not to receive information, even if advantageous to the Fund, that other market participants or counterparties have received or are eligible to receive.
As an investment adviser registered under the Advisers Act, the Adviser has a fiduciary duty to act solely in our best interests. Furthermore, pursuant to the 1940 Act, the Adviser has a fiduciary duty with respect to the receipt of compensation for services, or of payments of a material nature, paid by us or our security holders, to the Adviser or any of its affiliates. As a fiduciary, the Adviser has an affirmative duty of care, honesty, loyalty and good faith to act in our best interests. Accordingly, the Adviser strives to identify and avoid potential conflicts of interest and, where actual conflicts do arise, take appropriate action to mitigate such. Moreover, the Adviser is subject to various conflicts of interest restrictions, not only under the 1940 Act but also pursuant to the Omnibus Guidelines, including but not limited to Section V of the Omnibus Guidelines. See “Investment Management Agreement and Administration Agreement—Prohibited Activities” and “Investment Management Agreement and Administration Agreement—Compliance with the Omnibus Guidelines Published by NASAA.”
Our Adviser’s professional staff will devote such time and effort in conducting activities on behalf of the Fund as our Adviser reasonably determines appropriate to perform its duties to the Fund. However, our Adviser’s employees, including the Investment Team, serve, or may serve, as officers, directors, members, or principals of entities that operate in the same or a related line of business as we do, or of investment funds, accounts, or investment vehicles managed by TPG Angelo Gordon and/or its affiliates. Similarly, TPG Angelo Gordon and its affiliates may have other clients with similar, different or competing investment objectives.
As a BDC, we are limited in our ability to invest in any portfolio company in which an affiliates’ other client has an investment. We are also limited in our ability to co-invest in a portfolio company with TPG Angelo Gordon or one or more of its respective affiliates. Some of these co-investments are only permitted pursuant to reliance on previous no-action letters or an exemptive order from the SEC.

Under the incentive fee structure, the Adviser may benefit when capital gains are recognized and, because the Adviser will determine when to sell a holding, the Adviser will control the timing of the recognition of such capital gains. As a result of these arrangements, there may be times when the management team of the Adviser has interests that differ from those of our shareholders, giving rise to a conflict. Furthermore, there is a risk the Adviser will make more speculative investments in an effort to receive this payment.
The part of the incentive fee payable to the Adviser relating to our net investment income will be computed and paid on income that may include interest income that has been accrued but not yet received in cash. This fee structure may give rise to a conflict of interest for the Adviser to the extent that it encourages the Adviser to favor debt financings that provide for deferred interest, rather than current cash payments of interest. The Adviser may have an incentive to invest in deferred interest securities in circumstances where it would not have done so but for the opportunity to continue to earn the incentive fee even when the issuers of the deferred interest securities would not be able to make actual cash payments to us on such securities. This risk could be increased because, under our Investment Management Agreement, the Adviser is not obligated to reimburse us for incentive fees it receives even if we subsequently incur losses or never receive in cash the deferred income that was previously accrued.
We expect to make many of our portfolio investments in the form of loans and securities that are not publicly traded and for which no market based price quotation is available. The Board of Trustees has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act, and in that role the Adviser is responsible for performing fair value determinations relating to all of our investments in good faith as described in “Risk Factors—Risks Relating to Our Business and Structure—As required by the 1940 Act, a significant portion of our investment portfolio is and will be recorded at fair value as determined in good faith and, as a result, there is and will be uncertainty as to the value of our portfolio investments.” In connection with that determination, investment professionals from our Adviser may provide valuations based upon the most recent portfolio company financial statements available and projected financial results of each portfolio company. While the valuation for each portfolio investment will be reviewed by an independent valuation firm at least quarterly, the ultimate determination of fair value will be made by the Adviser and not by such third-party valuation firm. In addition, the interested members of our Board may have an indirect pecuniary interest in the Adviser. The participation of the Adviser’s investment professionals in our valuation process, and the pecuniary interest in the Adviser by certain members of our Board, could result in a conflict of interest as the Adviser’s management fee is based, in part, on the value of our gross assets, and our incentive fees will be based, in part, on realized gains and realized and unrealized losses.
We have entered into an Administration Agreement with the Administrator pursuant to which we are required to pay to the Administrator our allocable portion of expenses incurred by the Administrator in performing its obligations under such Administration

Agreement, such as our allocable portion of the cost of our Chief Financial Officer, Chief Compliance Officer and General Counsel and their respective staffs. This will create conflicts of interest that our Board will monitor.
We will be unable to preclude TPG Angelo Gordon from using the “TPG Angelo Gordon” name, or a variant thereof, for other funds or activities, some of whom may compete against us. Consequently, we will be unable to prevent any damage to goodwill that may occur as a result of the activities of TPG Angelo Gordon or others. Furthermore, in the event the Investment Management Agreement is terminated, we will be required to change our name and cease using “Angelo Gordon,” “AG,” “Twin Brook” or a variant thereof as part of our name. Any of these events could disrupt our recognition in the marketplace, damage any goodwill we may have generated and otherwise harm our business.
The following discussion sets forth certain potential conflicts of interest that should be carefully evaluated before making an investment in the Fund. Attention is also drawn to certain risk factors (see “Risk Factors” above) that refer to potential conflicts of interest.
The foregoing discussion of conflicts does not purport to be a complete enumeration or explanation of the actual and potential conflicts involved in an investment in the Fund, but does reflect all material conflicts known to the Fund at the time of this filing. Prospective investors should read this Registration Statement and consult with their own advisors before deciding whether to invest in the Fund. In addition, as the Fund’s investment program develops and changes over time, an investment in the Fund may be subject to additional and different actual and potential conflicts. Although the various conflicts discussed herein are generally described separately, prospective investors should consider the potential effects of the interplay of multiple conflicts.

CONTROL PERSONS AND PRINCIPAL SHAREHOLDERS
The following table sets forth, as of March 31, 2026 information with respect to the beneficial ownership of our Common Shares by:
•    each person known to us to be expected to beneficially own more than 5% of the outstanding Common Shares;
•    each of our Trustees and each executive officers; and
•    all of our Trustees and executive officers as a group.
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. There are no Common Shares subject to options that are currently exercisable or exercisable within 60 days of the offering.

Shares Beneficially Owned
Name and Address	Number	Percentage (1)
Interested Trustees
Trevor Clark	—	—
Independent Trustees(2)
James E. Bowers	—	—
James N. Hallene	—	—
Lance A. Ludwick	—	—
Executive Officers who are not Trustees(2)
Terrence Walters	—	—
Jenny B. Neslin	—	—
Kristin Swon	—	—
All officers and Trustees as a group (7 persons)	—	—
5% Shareholders
AGTB BDC Holdings, L.P.(3)	17,354,884.105	17.2%
Nomura Asset Management Co., Ltd.(4)	6,503,750.00	6.4%

*    Represents less than 1%.

(1)	Percentage of 101,100,349 outstanding Common Shares of the Fund as of March 31, 2026.
(2)	The address for all of the Fund’s executive officers and Trustees is c/o TPG Twin Brook Capital Income Fund, 245 Park Avenue, 26th Floor, New York, New York 10167.
(3)
TPG GP A, LLC (“TPG GP A”) is the managing member of TPG Group Holdings (SBS) Advisors, LLC, which is the general partner of TPG Group Holdings (SBS), L.P., which holds 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc. (“TPG”), which is the sole member of TPG GPCo, LLC, which is the sole member of TPG Holdings II-A, LLC, which is the general partner of TPG Operating Group II, L.P., which is the sole member of AG GP LLC ("AG GP"), which is the general partner of Angelo, Gordon & Co., L.P. (“Angelo Gordon”), which is the (i) sole member of AGTB BDC Holdings GP LLC ("BDC Holdings GP"), which is the general partner of AGTB BDC Holdings, L.P. (“BDC Holdings”); and (ii) investment advisor to BDC Holdings. Because of the relationship of TPG GP A to Angelo Gordon, TPG GP A may be deemed to beneficially own the Shares held by BDC Holdings. TPG GP A is owned by entities owned by James G. Coulter and Jon Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to beneficially own the Shares held by Angelo Gordon and BDC Holdings. Messrs. Coulter and Winkelried disclaim beneficial ownership of the Common Shares held by BDC Holdings except to the extent of their pecuniary interest therein.The address for AGTB BDC Holdings, L.P. is 245 Park Avenue, 26th Floor, New York, New York 10167.

(4)
Information obtained solely by reference to the Schedule 13G/A filed with the SEC on December 5, 2025 by Nomura Asset Management Co., Ltd. (“Nomura”). Of the reported shares, Nomura reported that it has sole voting power for 6,503,750 shares, shared voting power for 0 shares, sole dispositive power for 6,503,750 shares and shared dispositive power for 0 shares. The Nomura Angelo Gordon BDC Fund, which is managed on a discretionary basis by Nomura, has the right or the power to direct the receipt of dividends, or the proceeds from the sale of, the Common Shares. The address for Nomura is Toyosu Bayside Cross Tower, 2-2-1, Toyosu, Koto-Ku, Tokyo, 135-0061, Japan.

The following table sets forth the dollar range of our equity securities as of March 31, 2026.

Name and Address	Dollar Range of Equity Securities in the Fund(1)(2)(3)	Aggregate Dollar Range of Equity Securities in the Fund Complex(1)(3)
Interested Trustees
Trevor Clark	—	None
Independent Trustees(1)
James E. Bowers	—	None
James N. Hallene	—	None
Lance A. Ludwick	—	None

(1)    Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.
(2)    The dollar range of equities securities expected to be beneficially owned by our Trustees is based on the initial public offering price of $25.00 per share.
(3)    The dollar range of equity securities beneficially owned are: none, $1 – $10,000, $10,001 – $50,000, $50,001 – $100,000 or over $100,000.

DISTRIBUTIONS
We have declared distributions each month beginning March 2023 through the date of this prospectus and expect to continue to pay regular monthly distributions to our shareholders. Our monthly dividends, if any, will be determined by our Board. Any dividends to our shareholders will be declared out of assets legally available for distribution. We cannot guarantee that we will make distributions, and if we do we may fund such distributions from sources other than cash flow from operations, including the sale of assets, borrowings or return of capital, and although we generally expect to fund distributions from cash flow from operations, we have not established limits on the amounts we may pay from such sources.
We have elected to be treated, and intend to qualify each taxable year, as a RIC under the Code. To qualify for and maintain RIC tax treatment, among other things, we must distribute dividends to our shareholders in respect of each taxable year of an amount at least equal to 90% of the sum of our “investment company taxable income” (generally, the sum of our net ordinary income and net short-term capital gains in excess of net long-term capital losses, reduced by deductible expenses but determined without regard to any deduction for dividends paid) and net tax-exempt interest. In order to avoid a certain excise tax imposed on RICs, we generally must distribute dividends to our shareholders in respect of each calendar year of an amount at least equal to the sum of: (1) 98% of our ordinary income for such calendar year; (2) 98.2% of our capital gains in excess of capital losses (“capital gain net income”), adjusted for certain ordinary losses, for the one-year period ending on October 31 of such calendar year; and (3) any ordinary income and capital gain net income for preceding years that were not distributed during such years. For purposes of the excise tax, we will be deemed to have distributed any income or gains on which we paid U.S. federal income tax.
We currently intend to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, we may decide in the future to retain such capital gains for investment, incur a corporate-level tax on such capital gains, and elect to treat such capital gains as deemed distributions to you. If this happens, you will be treated for U.S. federal income tax purposes as if you had received an actual distribution of the capital gains that we retain and reinvested the net after tax proceeds in us. In this situation, you would be eligible to claim a tax credit equal to your allocable share of the tax we paid on the capital gains deemed distributed to you. We cannot assure you that we will achieve results that will permit us to pay any cash distributions, and if we issue senior securities, we will be prohibited from making distributions if doing so would cause us to fail to maintain the asset coverage ratios stipulated by the 1940 Act or if such distributions are limited by the terms of any of our borrowings.
The Fund has adopted a DRIP, pursuant to which we reinvest all cash dividends declared by the Board on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our DRIP will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places. See “Distribution Reinvestment Plan.”

DESCRIPTION OF OUR SHARES
The following description is based on relevant portions of Delaware law and on our Declaration of Trust and bylaws. This summary is not necessarily complete, and we refer you to our Declaration of Trust and our bylaws for a more detailed description of the provisions summarized below.
General
The terms of our Declaration of Trust and bylaws authorize an unlimited number of Common Shares of any class, par value $0.001 per share, and an unlimited number of shares of preferred shares, with such par value per share. The Declaration of Trust provides that the Board of Trustees may classify or reclassify any unissued Common Shares into one or more classes or series of Common Shares or preferred shares by setting or changing the preferences, conversion or other rights, voting powers, restrictions, or limitations as to dividends, qualifications, or terms or conditions of redemption of the shares.
There is currently no market for our Common Shares, and we can offer no assurances that a market for our shares will develop in the future. We do not intend for the shares offered under this prospectus to be listed on any national securities exchange. There are no outstanding options or warrants to purchase our shares. No shares have been authorized for issuance under any equity compensation plans. Under the terms of our Declaration of Trust, shareholders shall be entitled to the same limited liability extended to shareholders of private Delaware for profit corporations formed under the Delaware General Corporation Law, 8 Del. C. § 100, et. seq. Our Declaration of Trust provides that no shareholder shall be liable for any debt, claim, demand, judgment or obligation of any kind of, against or with respect to us by reason of being a shareholder, nor shall any shareholder be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the Fund’s assets or the affairs of the Fund by reason of being a shareholder.
None of our shares are subject to further calls or to assessments, sinking fund provisions, obligations of the Fund or potential liabilities associated with ownership of the security (not including investment risks). In addition, except as may be provided by the Board of Trustees in setting the terms of any class or series of Common Shares, no shareholder shall be entitled to exercise appraisal rights in connection with any transaction.
Outstanding Securities

Title of Class	Amount Authorized	Amount Held by Fund for its Account	Amount Outstanding as of March 31, 2026
Class S	Unlimited	—	11,748,271
Class D	Unlimited	—	126,323
Class I	Unlimited	—	89,225,755
Common Shares
Under the terms of our Declaration of Trust, all Common Shares will have equal rights as to voting and, when they are issued, will be duly authorized, validly issued, fully paid and nonassessable. Dividends and distributions may be paid to the holders of our Common Shares if, as and when authorized by our Board of Trustees and declared by us out of funds legally available therefore. Except as may be provided by our Board of Trustees in setting the terms of classified or reclassified shares, our Common Shares will have no preemptive, exchange, conversion, appraisal or redemption rights and will be freely transferable, except where their transfer is restricted by federal and state securities laws or by contract and except that, in order to avoid the possibility that our assets could be treated as “plan assets,” we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a benefit plan investor or a controlling person, restrict or prohibit transfers of such shares or redeem any outstanding shares for such price and on such other terms and conditions as may be determined by or at the direction of the Board of Trustees. In the event of our liquidation, dissolution or winding up, each share of our Common Shares would be entitled to share pro rata in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of our preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each share of our Common Shares will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of Trustees. Except as may be provided by the Board of Trustees in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of our Common Shares will possess exclusive voting power. There will be no cumulative voting in the election of Trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect Trustees, each Trustee will be elected by a plurality of the votes cast with respect to such Trustee’s election except in the case of a “contested election” (as defined in our bylaws), in which case Trustees will be elected by a majority of the votes cast in the contested election of Trustees. Pursuant to our Declaration of Trust, our Board of Trustees may amend the bylaws to alter the vote required to elect trustees.
Class S Shares
No upfront selling commissions are paid for sales of any Class S shares, however, if you purchase Class S shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 3.5% cap on NAV for Class S shares.

We pay the Intermediary Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class S shares equal to 0.85% per annum of the aggregate NAV of our outstanding Class S shares, including any Class S shares issued pursuant to our DRIP. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Intermediary Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and, at the request of the Fund, will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.
Class S shares are generally available for purchases through brokerage and transaction-based accounts.
Class D Shares
No upfront selling commissions are paid for sales of any Class D shares, however, if you purchase Class D shares from certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to 1.5% cap on NAV for Class D shares.
We pay the Intermediary Manager selling commissions over time as a shareholder servicing and/or distribution fee with respect to our outstanding Class D shares equal to 0.25% per annum of the aggregate NAV of our outstanding Class D shares, including any Class D shares issued pursuant to our DRIP. The shareholder servicing and/or distribution fees are paid monthly in arrears. The Intermediary Manager reallows (pays) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and, at the request of the Fund, will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services.
Class D shares are generally available for purchase in this offering only:
(1)    through fee-based programs, also known as wrap accounts, that provide access to Class D shares,

(2)    through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares,
(3)    through transaction/ brokerage platforms at participating brokers,
(4)    through certain registered investment advisers,
(5)    through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or
(6)    by other categories of investors that we name in an amendment or supplement to this prospectus.
Class I Shares
No upfront selling commissions or shareholder servicing and/or distribution fees are paid for sales of any Class I shares and financial intermediaries will not charge you transaction or other such fees on Class I Shares.
Class I shares are generally available for purchase in this offering only:
(1)    through fee-based programs, also known as wrap accounts, that provide access to Class I shares,
(2)    by endowments, foundations, pension funds and other institutional investors,
(3)    through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares,
(4)    through certain registered investment advisers,
(5)    by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, TPG Angelo Gordon or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or
(6)    by other categories of investors that we name in an amendment or supplement to this prospectus.
In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares.
Other Terms of Common Shares
To the extent that Class S shares and Class D shares are outstanding, we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering. In addition, consistent with the exemptive relief that we have been granted, which allows us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to the shares held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such shares (or a lower limit as determined by the Intermediary Manager or the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares in such shareholder’s account. Compensation paid with respect to the shares in a shareholder’s account will be allocated among each share such that the compensation paid with respect to each individual share will not exceed 10% of the offering price of such share. We may modify this requirement in a manner that is consistent with applicable exemptive relief. At the end of such month, the Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares. In addition, immediately before any liquidation, dissolution or winding up, each Class S share and Class D share will automatically convert into a number of Class I shares (including any fractional shares) with an equivalent NAV as such share.
Preferred Shares
Under the terms of the Declaration of Trust, our Board of Trustees may authorize us to issue preferred shares in one or more classes or series without shareholder approval, to the extent permitted by the 1940 Act. The Board of Trustees has the power to fix the preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications and terms and conditions of redemption of each class or series of preferred shares. We do not currently anticipate issuing preferred shares in the near future. In the event we issue preferred shares, we will make any required disclosure to shareholders. We will not offer preferred shares to the Adviser or our affiliates except on the same terms as offered to all other shareholders.
This offering does not include an offering of preferred shares. However, preferred shares could be issued with terms that would adversely affect the shareholders, provided that we may not issue any preferred shares that would limit or subordinate the voting rights of holders of our Common Shares. Preferred shares could also be used as an anti-takeover device through the issuance of shares of a class or series of preferred shares with terms and conditions which could have the effect of delaying, deferring or preventing a transaction or a change in control. Every issuance of preferred shares will be required to comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that: (1) immediately after issuance and before any dividend or other distribution is made with respect to common shares and before any purchase of common shares is made, such preferred shares together with all other senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of shares of preferred shares, if any are issued, must be entitled as a class voting separately to elect two Trustees at all times and to elect a majority of the Trustees if distributions on such preferred shares are in arrears by two full years or more. Certain matters under the 1940 Act require the affirmative vote of the holders of at least a majority of the outstanding shares of preferred shares (as determined in accordance with the 1940 Act) voting together as a separate class. For example, the vote of such holders of preferred shares would be required to approve a proposal involving a plan of reorganization adversely affecting such securities.
The issuance of any preferred shares must be approved by a majority of our Independent Trustees not otherwise interested in the transaction, who will have access, at our expense, to our legal counsel or to independent legal counsel.
Limitation on Liability of Trustees and Officers; Indemnification and Advance of Expenses
Delaware law permits a Delaware statutory trust to include in its declaration of trust a provision to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever. Our Declaration of Trust provides that our Trustees and the Delaware Trustee will not be liable to us or our shareholders for monetary damages for breach of fiduciary duty as a trustee to the fullest extent permitted by Delaware law, subject to U.S. federal securities laws, including, without limitation, the 1940 Act and Washington and California state securities laws. Our Declaration of Trust provides for the indemnification of any person to the full extent permitted, and in the manner provided, by Delaware law, subject to U.S. federal securities laws, including, without limitation, the 1940 Act. In accordance with the 1940 Act, we will not indemnify certain persons for any liability to which such persons would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Pursuant to our Declaration of Trust and subject to certain exceptions described therein, we will indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (i) any individual who is a present or former Trustee, Delaware Trustee, officer, employee, controlling person or agent of the Fund and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity or (ii) any individual who, while a Trustee, Delaware Trustee or officer of the Fund and at the request of the Fund, serves or has served as a trustee, Delaware trustee, officer, employee or agent of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity (each such person, an “Indemnitee”), in each case to the fullest extent permitted by Delaware law, subject to U.S. federal securities laws, including, without limitation, the 1940 Act. Notwithstanding the foregoing, we will not provide indemnification for any loss, liability or expense arising from or out of an alleged violation of federal or state securities laws by an Indemnitee unless (i) there has been a successful adjudication on the merits of each count involving alleged securities law violations, (ii) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction, or (iii) a court of competent jurisdiction approves a settlement of the claims against the Indemnitee and finds that indemnification of the settlement and the related costs should be made and the court considering the request for indemnification has been advised of the position of the SEC and of the published position of any state securities regulatory authority in which securities were offered or sold as to indemnification for violations of securities laws.

Further, we will not indemnify an Indemnitee against any liability or loss suffered by such Indemnitee unless (i) the Indemnitee determines in good faith that the course of conduct that caused the loss or liability was in the best interest of the Fund, (ii) the Indemnitee was acting on behalf of or performing services for the Fund, (iii) such liability or loss was not the result of (A) negligence or misconduct, in the case that the party seeking indemnification is the Sponsor (as defined in the Declaration of Trust) or a Trustee (other than an independent Trustee or the Delaware Trustee), officer, employee, controlling person or agent of the Fund, (B) gross negligence or willful misconduct, in the case that the party seeking indemnification is an independent Trustee or an employee, agent, officer or trustee of the Delaware Trustee or (C) gross negligence, bad faith or willful misconduct, in the case that the party seeking indemnification is the Delaware Trustee, and (iv) the indemnification or agreement to hold harmless is recoverable only out of our net assets and not from our shareholders.
Delaware Law and Certain Declaration of Trust Provisions
Organization and Duration
We were formed in Delaware on January 27, 2022, and will remain in existence until dissolved in accordance with our Declaration of Trust or pursuant to Delaware law.
Purpose
Under the Declaration of Trust, we are permitted to engage in any business activity that lawfully may be conducted by a statutory trust organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity.
Our Declaration of Trust contains provisions that could make it more difficult for a potential acquirer to acquire us by means of a tender offer, proxy contest or otherwise. Our Board of Trustees may, without shareholder action, authorize the issuance of shares in one or more classes or series, including preferred shares; our Board of Trustees may, without shareholder action, amend our Declaration of Trust to increase the number of our Common Shares, of any class or series, that we will have authority to issue. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our Board of Trustees. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.
Sales and Leases to the Fund
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except as otherwise permitted under the 1940 Act, we may not purchase or lease assets in which the Adviser or any of its affiliates have an interest unless all of the following conditions are met: (a) the transaction occurs at the formation of the Fund and is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the assets are sold or leased upon terms that are reasonable to us and at a price not to exceed the lesser of cost or fair market value as determined by an independent expert. Subject to the 1940 Act, the Adviser may purchase assets in its own name (and assume loans in connection) and temporarily hold title, for the purposes of facilitating the acquisition of the assets, the borrowing of money, obtaining financing for us, or the completion of construction of the assets, so long as all of the following conditions are met: (i) the assets are purchased by us at a price no greater than the cost of the assets to the Adviser; (ii) all income generated by, and the expenses associated with, the assets so acquired will be treated as belonging to us; and (iii) there are no other benefits arising out of such transaction to the Adviser apart from compensation otherwise permitted by the Omnibus Guidelines, as adopted by the NASAA. For the avoidance of doubt, we do not expect the Adviser to purchase assets in its own name.
Sales and Leases to our Adviser, Trustees or Affiliates
The Fund does not expect to sell or lease to any of its Adviser, Trustees or Affiliates, and to the extent that it does, it may only do so in a manner that is not prohibited under the 1940 Act. Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we may not sell assets to the Adviser or any of its affiliates unless such sale is approved by the holders of a majority of our outstanding Common Shares. Our Declaration of Trust also provides that we may not lease assets to the Adviser or any affiliate thereof unless all of the following conditions are met: (a) the transaction occurs at the formation of the Fund and is fully disclosed to the shareholders in a prospectus or in a periodic report; and (b) the terms of the transaction are fair and reasonable to us.
Loans
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, except for the advancement of indemnification funds, no loans, credit facilities, credit agreements or otherwise may be made by us to the Adviser or any of its affiliates.
Commissions on Financing, Refinancing or Reinvestment
Our Declaration of Trust provides that, unless otherwise permitted by the 1940 Act or applicable guidance or exemptive relief of the SEC, we generally may not pay, directly or indirectly, a commission or fee to the Adviser or any of its affiliates in connection with the reinvestment of cash available for distribution, available reserves, or the proceeds of the resale, exchange or refinancing of assets.

Lending Practices
Our Declaration of Trust provides that, with respect to financing made available to us by the Sponsor, the Sponsor may not receive interest in excess of the lesser of the Sponsor’s cost of funds or the amounts that would be charged by unrelated lending institutions on comparable loans for the same purpose. The Sponsor may not impose a prepayment charge or penalty in connection with such financing and the Sponsor may not receive points or other financing charges. In addition, the Sponsor will be prohibited from providing financing to us with a term in excess of 12 months.
Number of Trustees; Vacancies; Removal
Our Declaration of Trust provides that the number of trustees is set only by the Board in accordance with our bylaws. Our bylaws provide that a majority of our entire Board may at any time increase or decrease the number of trustees. Our Declaration of Trust provides that the number of trustees generally may not be less than three. Except as otherwise required by applicable requirements of the 1940 Act and as may be provided by our Board in setting the terms of any class or series of preferred shares, pursuant to an election under our Declaration of Trust, any and all vacancies on our Board may be filled only by the affirmative vote of a majority of the remaining trustees in office, even if the remaining trustees do not constitute a quorum, and any trustee elected to fill a vacancy will serve for the remainder of the full term of the trustee for whom the vacancy occurred and until a successor is elected and qualified, subject to any applicable requirements of the 1940 Act; provided, however, that any such trustee will be proposed for election by shareholders at the next annual meeting of shareholders. Independent Trustees will nominate replacements for any vacancies among the independent trustees’ positions.
Our Declaration of Trust provides that a trustee may be removed (i) by the holders of at least a majority of the Shares then entitled to vote in an election of Trustees, with or without cause, or (ii) only for cause and only by a majority of the remaining trustees (or in the case of the removal of a trustee that is not an interested person, a majority of the remaining trustees that are not interested persons).
Under the Delaware Statutory Trust Statute, the Fund is required at all times to have a trustee residing in the State of Delaware. The Delaware Trustee has been appointed solely to satisfy the residency requirement of the Delaware Statutory Trust Statute, accept legal process served on the Fund in the State of Delaware, and execute any certificate required to be filed with the Delaware Secretary of State which the Delaware Trustee is required to execute under Section 3811 of the Delaware Statutory Trust Statute. The Delaware Trustee is not and will not be a member of the Board of Trustees. To the fullest extent permitted by law, any obligation at law or in equity owed by the Delaware Trustee to the trustees or the Fund are replaced by the terms of the Declaration of Trust. Unless explicitly stated, references in this prospectus to a “trustee” or the “trustees” of the Fund should not be read to include the Delaware Trustee.
Action by Shareholders
Our bylaws provide that shareholder action can be taken at an annual meeting or a special meeting of shareholders or by unanimous consent in lieu of a meeting. The shareholders will only have voting rights as required by the 1940 Act or as otherwise provided for in the Declaration of Trust. The Fund will hold annual meetings. Special meetings may be called by the Trustees and certain of our officers, and will be limited to the purposes for any such special meeting set forth in the notice thereof. In addition, our organizational documents provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by our secretary upon the written request of shareholders entitled to cast 10% or more of the votes entitled to be cast at the meeting. The secretary shall provide all shareholders, within 10 days after receipt of said request, written notice either in person or by mail of the date, time and location of such requested special meeting and the purpose of the meeting. Any special meeting called by such shareholders is required to be held not less than fifteen nor more than 60 days after notice is provided to shareholders of the special meeting. We may postpone or cancel a meeting of shareholders by making a public announcement (as defined in our bylaws) of such postponement or cancellation prior to the meeting. Notice of the date, time and place to which the meeting is postponed shall be given not less than 10 days prior to such date and otherwise in the manner set forth in this section. These provisions will have the effect of significantly reducing the ability of shareholders being able to have proposals considered at a meeting of shareholders.
With respect to special meetings of shareholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of persons for election to the Board of Trustees at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by the Board of Trustees or (3) provided that the Board of Trustees has determined that Trustees will be elected at the meeting, by a shareholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the Declaration of Trust.
Our Declaration of Trust also provides that, subject to the provisions of any class or series of shares then outstanding and the mandatory provisions of any applicable laws or regulations or other provisions of the Declaration of Trust, the following actions may be taken by the shareholders, without concurrence by our Board of Trustees or the Sponsor, upon a vote by the holders of more than 50% of the outstanding shares entitled to vote to:
•    modify the Declaration of Trust;
•    remove the Adviser or appoint a new investment adviser;
•    dissolve the Fund; or
•    sell all or substantially all of our assets other than in the ordinary course of business.

The purpose of requiring shareholders to give us advance notice of nominations and other business, as set forth in our bylaws, is to afford our Board of Trustees a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our Board of Trustees, to inform shareholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of shareholders. Although our Declaration of Trust does not give our Board of Trustees any power to disapprove shareholder nominations for the election of Trustees or proposals recommending certain action, they may have the effect of precluding a contest for the election of Trustees or the consideration of shareholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of trustees or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.
Our Sponsor may not, without the approval of holders of more than fifty percent (50%) of the outstanding shares entitled to vote on such matters (or such other approval as may be required under the mandatory provisions of any applicable laws or regulations, or other provisions of the Declaration of Trust):

•amend the Investment Management Agreement except for amendments that would not adversely affect the rights of our shareholders;
•except as otherwise permitted under the Investment Management Agreement, voluntarily withdraw as our investment adviser unless such withdrawal would not affect our tax status and would not materially adversely affect our shareholders;
•appoint a new investment adviser (other than a sub-adviser pursuant to the terms of the Investment Management Agreement and applicable law); or
•sell all or substantially all of our assets other than in the ordinary course of business.
Amendment of the Declaration of Trust and Bylaws
Our Declaration of Trust provides that shareholders are entitled to vote upon a proposed amendment to the Declaration of Trust if the amendment would alter or change the powers, preferences or special rights of the shares held by such shareholders so as to affect them adversely. Approval of any such amendment requires approval by the holders of more than fifty percent (50%) of the outstanding shares entitled to vote at a meeting of shareholders duly called and at which a quorum is present.
Our Declaration of Trust provides that our Board of Trustees has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws; provided, however, that if any amendment to the bylaws adversely affects the voting rights of shareholders, such amendment must be approved by a majority of the outstanding shares of the Fund entitled to vote on the matter, which means the lesser of (1) 67% or more of the voting securities present at a meeting if more than 50% of the outstanding voting securities are present or represented by proxy, or (2) more than 50% of the outstanding voting securities. Except as described above, our Declaration of Trust provides that our Board of Trustees may amend our Declaration of Trust without any vote of our shareholders.

Actions by the Board Related to Merger, Conversion, Reorganization or Dissolution
The Fund will not permit the Adviser to cause any merger or other reorganization of the Fund without the affirmative vote by the holders of more than fifty percent (50%) of the outstanding shares of the Fund entitled to vote on the matter.
Derivative Actions
No person, other than a Trustee, who is not a shareholder shall be entitled to bring any derivative action, suit or other proceeding on behalf of the Fund. The foregoing provision does not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act.
In addition to the requirements set forth in Section 3816 of the Delaware Statutory Trust Statute, a shareholder may bring a derivative action on behalf of the Fund only if the following conditions are met: (i) the shareholder or shareholders must make a pre-suit demand upon the Board of Trustees to bring the subject action unless an effort to cause the Board of Trustees to bring such an action is not likely to succeed, except that such provision does not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act; and a demand on the Board of Trustees shall only be deemed not likely to succeed and therefore excused if a majority of the Board of Trustees, or a majority of any committee established to consider the merits of such action, is composed of Board of Trustees who are not “independent Trustees” (as that term is defined in the Delaware Statutory Trust Statute); and (ii) unless a demand is not required under clause (i) above, the Board of Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim; and the Board of Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Fund for the expense of any such advisors in the event that the Board of Trustees determine not to bring such action, except that such provision does not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act. For purposes of this paragraph, the Board of Trustees may designate a committee of one or more Trustees to consider a shareholder demand.

Restrictions on Roll-Up Transactions
In connection with a proposed “roll-up transaction,” which, in general terms, is any transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity that would be created or would survive after the successful completion of the roll-up transaction, we will obtain an appraisal of all of our properties from an independent expert. In order to qualify as an independent expert for this purpose, the person or entity must have no material current or prior business or personal relationship with us and must be engaged to a substantial extent in the business of rendering opinions regarding the value of assets of the type held by us, who is qualified to perform such work. Our assets will be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of our assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal will assume an orderly liquidation of our assets over a 12-month period. The terms of the engagement of such independent expert will clearly state that the engagement is for our benefit and the benefit of our shareholders. We will include a summary of the appraisal, indicating all material assumptions underlying the appraisal, in a report to the shareholders in connection with the proposed roll-up transaction. If the appraisal will be included in a prospectus used to offer the securities of the roll-up entity, the appraisal will be filed with the SEC and the states as an exhibit to the registration statement for the offering.

In connection with a proposed roll-up transaction, the person sponsoring the roll-up transaction must offer to the shareholders who vote against the proposal a choice of:
•    accepting the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction offered in the proposed roll-up transaction; or
•    one of the following:
•    remaining as shareholders and preserving their interests in us on the same terms and conditions as existed previously; or
•    receiving cash in an amount equal to their pro rata share of the appraised value of our net assets.
We are prohibited from participating in any proposed roll-up transaction:
•    which would result in shareholders having voting rights in the entity that would be created or would survive after the successful completion of the roll-up transaction that are less than those provided in the charter, including rights with respect to the election and removal of directors, annual and special meetings, amendments to the charter and our dissolution;
•    which includes provisions that would operate as a material impediment to, or frustration of, the accumulation of Common Shares by any purchaser of the securities of the entity that would be created or would survive after the successful completion of the roll-up transaction, except to the minimum extent necessary to preserve the tax status of such entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the entity that would be created or would survive after the successful completion of the roll-up transaction on the basis of the number of shares held by that investor;
•    in which shareholders’ rights to access to records of the entity that would be created or would survive after the successful completion of the roll-up transaction will be less than those provided in the charter;
•    in which we would bear any of the costs of the roll-up transaction if the shareholders reject the roll-up transaction; or
•    unless the organizational documents of the entity that would survive the roll-up transaction provide that neither its adviser nor its intermediary-manager may vote or consent on matters submitted to its shareholders regarding the removal of its adviser or any transaction between it and its adviser or any of its affiliates.
Access to Records
Any shareholder will be permitted access to all of our records to which they are entitled under applicable law at all reasonable times and may inspect and copy any of them for a reasonable copying charge. Inspection of our records by the office or agency administering the securities laws of a jurisdiction will be provided upon reasonable notice and during normal business hours. An alphabetical list of the names, addresses and business telephone numbers of our shareholders, along with the number of Common Shares held by each of them, will be maintained as part of our books and records and will be available for inspection by any shareholder or the shareholder’s designated agent at our office. The shareholder list will be updated at least quarterly to reflect changes in the information contained therein. A copy of the list will be mailed to any shareholder who requests the list within ten days of the request. A shareholder may request a copy of the shareholder list for any proper and legitimate purpose, including, without limitation, in connection with matters relating to voting rights and the exercise of shareholder rights under federal proxy laws. A shareholder requesting a list will be required to pay reasonable costs of postage and duplication. Such copy of the shareholder list shall be printed in alphabetical order, on white paper, and in readily readable type size (no smaller than 10 point font).
A shareholder may also request access to any other corporate records to which they are entitled under applicable law. If a proper request for the shareholder list or any other corporate records is not honored, then the requesting shareholder will be entitled to recover certain costs incurred in compelling the production of the list or other requested corporate records as well as actual damages suffered by reason of the refusal or failure to produce the list. However, a shareholder will not have the right to, and we may require a requesting shareholder to represent that it will not, secure the shareholder list or other information for the purpose of selling or using the list for a commercial purpose not related to the requesting shareholder’s interest in our affairs. We may also require that such shareholder sign a confidentiality agreement in connection with the request.

Reports to Shareholders
Within 60 days after each fiscal quarter, we will distribute our quarterly report on Form 10-Q to all shareholders of record. In addition, we will distribute our annual report on Form 10-K to all shareholders within 120 days after the end of each calendar year, which must contain, among other things, a breakdown of the expenses reimbursed by us to the Adviser. These reports will also be available on our website at www.AGTBCAP.com and on the SEC’s website at www.sec.gov.
Subject to availability, you may authorize us to provide prospectuses, prospectus supplements, annual reports and other information, or documents, electronically by so indicating on your subscription agreement, or by sending us instructions in writing in a form acceptable to us to receive such documents electronically. Unless you elect in writing to receive documents electronically, all documents will be provided in paper form by mail. You must have internet access to use electronic delivery. While we impose no additional charge for this service, there may be potential costs associated with electronic delivery, such as on-line charges. Documents will be available on our website. You may access and print all documents provided through this service. As documents become available, we will notify you of this by sending you an e-mail message that will include instructions on how to retrieve the document. If our e-mail notification is returned to us as “undeliverable,” we will contact you to obtain your updated e-mail address. If we are unable to obtain a valid e-mail address for you, we will resume sending a paper copy by regular U.S. mail to your address of record. You may revoke your consent for electronic delivery at any time and we will resume sending you a paper copy of all required documents. However, in order for us to be properly notified, your revocation must be given to us a reasonable time before electronic delivery has commenced. We will provide you with paper copies at any time upon request. Such request will not constitute revocation of your consent to receive required documents electronically.
Conflict with the 1940 Act
Our Declaration of Trust provide that, if and to the extent that any provision of Delaware law, or any provision of our Declaration of Trust conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DETERMINATION OF NET ASSET VALUE
The NAV per share of our outstanding Common Shares is determined quarterly by dividing the value of our total assets minus our liabilities by the total number of our shares outstanding. The NAV will also be determined prior to any sale, and before subscriptions.
In calculating the value of our total assets, we value investments for which market quotations are readily available at such market quotations if they are deemed to represent fair value. Debt and equity securities that are not publicly traded or whose market price is not readily available or whose market quotations are not deemed to represent fair value are valued at fair value as determined in good faith by or under the direction of our Board of Trustees. The Board of Trustees has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act, and in that role the Adviser is responsible for performing fair value determinations relating to all of the our investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board of Trustees. Even though the Board of Trustees designated the Adviser as “valuation designee,” the Board of Trustees is ultimately responsible for fair value determinations under the 1940 Act. Market quotations may be deemed not to represent fair value in certain circumstances where the Adviser reasonably believes that facts and circumstances applicable to an issuer, a seller or purchaser or the market for a particular security causes current market quotes not to reflect the fair value of the security. Examples of these events could include cases in which material events are announced after the close of the market on which a security is primarily traded, when a security trades infrequently causing a quoted purchase or sale price to become stale or in the event of a “fire sale” by a distressed seller.
If and when market quotations are deemed not to represent fair value, we typically utilize independent third party valuation firms to assist us in determining fair value. Accordingly, such investments go through our multi-step valuation process as described below. The Adviser will engage multiple independent valuation firms based on a review of each firm’s expertise and relevant experience in valuing certain securities. In each case, our independent valuation firms consider observable market inputs together with significant unobservable inputs in arriving at their valuation recommendations for such Level 3 categorized assets.
With respect to investments for which market quotations are not readily available or when such market quotations are deemed not to represent fair value, the Adviser undertakes a multi-step valuation process each quarter, as described below:
(1)    our valuation process begins with each portfolio company or investment being initially valued by the investment professionals of our Adviser responsible for the portfolio investment;
(2)    preliminary valuation conclusions are then documented and discussed with senior management of our Adviser;
(3)    independent valuation firms may be engaged by our Adviser as needed to conduct independent appraisals by reviewing our Adviser’s preliminary valuations and then making their own independent assessment;
(4)    the Adviser discusses valuations and determines in good faith the fair value of each investment in our portfolio based on, among other things, the input of the applicable independent valuation firm, and such determinations are presented to the Board of Trustees; and
(5)    for Level 3 investments entered into within the current quarter, the cost (purchase price adjusted for accreted original issue discount/amortized premium) or any recent comparable trade activity on the security investment shall be considered to reasonably approximate the fair value of the investment, provided that no material change has since occurred in the issuer’s business, significant inputs or the relevant environment.
Investments are valued utilizing a market approach, an income approach, or both approaches, as appropriate. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities (including a business). The income approach uses valuation techniques to convert future amounts (for example, cash flows or earnings) to a single present amount (discounted).
The measurement is based on the value indicated by current market expectations about those future amounts. In following these approaches, the types of factors that we may take into account in fair value pricing our investments include, as relevant:
•    available current market data, including relevant and applicable market trading and transaction comparables,
•    applicable market yields and multiples,
•    security covenants,
•    seniority of investments in the investee company’s capital structure,
•    call protection provisions,
•    information rights,
•    the nature and realizable value of any collateral,
•    the portfolio company’s ability to make payments,
•    its earnings and discounted cash flows,

•    the markets in which the portfolio company does business,
•    comparisons of financial ratios of peer companies that are public,
•    M&A comparables,
•    our principal market (as the reporting entity) and
•    enterprise values, among other factors.
Investments determined by these valuation procedures to have a fair value of less than $1 million during the prior fiscal quarter may be valued based on inputs identified by the Adviser without the necessity of obtaining valuation from an independent valuation firm, if once annually an independent valuation firm using the procedures described herein provides valuation analysis.
Determination of fair values involves subjective judgments and estimates not susceptible to substantiation by auditing procedures. Accordingly, under current auditing standards, the notes to our financial statements incorporated by reference in this prospectus, refer to the uncertainty with respect to the possible effect of such valuations, and any change in such valuations, on our financial statements.
Our Board of Trustees reviews the adequacy of our policies and procedures regarding valuations and the effectiveness of their implementation.
Our most recently determined NAV per share for each class of shares will be available on our website: www.AGTBCAP.com. We will report our NAV per share as of the last day of each month on our website within 20 business days of the last day of each month.

PLAN OF DISTRIBUTION
General
We are offering a maximum of $5,000,000,000 in Common Shares pursuant to this prospectus on a “best efforts” basis through Foreside Financial Services, LLC, the Intermediary Manager, a registered broker-dealer. Because this is a “best efforts” offering, the Intermediary Manager must only use its best efforts to sell the shares through selling agents, which means that no underwriter, broker or other person will be obligated to purchase any shares. The Intermediary Manager’s principal business address is 190 Middle Street, Suite 301, Portland, ME 04101.
The shares are being offered on a “best efforts” basis, which means generally that the Intermediary Manager is required to use only its best efforts to sell the shares through selling agents and it has no firm commitment or obligation to purchase any of the shares. The Fund intends that the Common Shares offered pursuant to this prospectus will not be listed on any national securities exchange, and neither the Intermediary Manager nor the participating brokers intend to act as market-makers with respect to our Common Shares. Because no public market is expected for the shares, shareholders will likely have limited ability to sell their shares until there is a liquidity event for the Fund.
We are offering to the public three separate classes of Common Shares: Class S shares, Class D shares and Class I shares. We are offering to sell in this offering or any private placement any combination of share classes with a dollar value up to the maximum offering amount. All investors must meet the suitability standards discussed in the section of this prospectus entitled “Suitability Standards.” The share classes have different ongoing shareholder servicing and/or distribution fees.
Class S shares are generally available for purchase through brokerage and transactional-based accounts.
Class D shares are generally available for purchase in this offering only:
(1)    through fee-based programs, also known as wrap accounts, that provide access to Class D shares,
(2)    through participating brokers that have alternative fee arrangements with their clients to provide access to Class D shares,
(3)    through transaction/brokerage platforms at participating brokers,
(4)    through certain registered investment advisers,
(5)    through bank trust departments or any other organization or person authorized to act in a fiduciary capacity for its clients or customers or
(6)    other categories of investors that we name in an amendment or supplement to this prospectus.
Class I shares are generally available for purchase in this offering only:
(1)    through fee-based programs, also known as wrap accounts, that provide access to Class I shares,
(2)    by endowments, foundations, pension funds and other institutional investors,
(3)    through participating brokers that have alternative fee arrangements with their clients to provide access to Class I shares,
(4)    through certain registered investment advisers,
(5)    by our executive officers and trustees and their immediate family members, as well as officers and employees of the Adviser, TPG Angelo Gordon or other affiliates and their immediate family members, and joint venture partners, consultants and other service providers or
(6)    other categories of investors that we name in an amendment or supplement to this prospectus.

In certain cases, where a holder of Class S or Class D shares exits a relationship with a participating broker for this offering and does not enter into a new relationship with a participating broker for this offering, such holder’s shares may be exchanged into an equivalent NAV amount of Class I shares. We may also offer Class I shares to certain feeder vehicles primarily created to hold our Class I shares, which in turn offer interests in themselves to investors; we expect to conduct such offerings pursuant to exceptions to registration under the Securities Act and not as a part of this offering. Such feeder vehicles may have additional costs and expenses, which would be disclosed in connection with the offering of their interests. We may also offer Class I shares to other investment vehicles. The minimum initial investment for Class I shares is $1,000,000, unless waived by the Fund. If you are eligible to purchase all three classes of shares, then you should consider that Class I shares have no shareholder servicing and/or distribution fees, and are not subject to upfront placement fees or brokerage commissions that may be charged by financial intermediaries, each of which would reduce the distributions payable to holders of the shares. If you are eligible to purchase Class S shares and Class D shares but not Class I shares, then you should consider that Class D shares have lower annual shareholder servicing and/or distribution fees than Class S shares. You should inquire with your broker dealer or financial representative about the type of account in which the shares will be held, including whether such account may be subject to an asset-based fee, and which classes of shares you may be eligible to purchase, as well as any additional fees or costs associated with your potential investment. Before making your investment decision, please consult with your investment adviser regarding your account type and the classes of Common Shares you may be eligible to purchase. Neither the Intermediary Manager nor its affiliates will directly or indirectly compensate any person engaged as an investment advisor or bank trust department by a potential investor as an inducement for such investment advisor or bank trust department to advise favorably for an investment in us.

The number of shares we have registered pursuant to the registration statement of which this prospectus forms a part is the number that we reasonably expect to be offered and sold within two years from the initial effective date of the registration statement. Under applicable SEC rules, we may extend this offering one additional year if all of the shares we have registered are not yet sold within two years. With the filing of a registration statement for a subsequent offering, we may also be able to extend this offering beyond three years until the follow-on registration statement is declared effective. Pursuant to this prospectus, we are offering to the public all of the shares that we have registered. Although we have registered a fixed dollar amount of our shares, we intend effectively to conduct a continuous offering of an unlimited number of Common Shares over an unlimited time period by filing a new registration statement prior to the end of the three-year period described in Rule 415. In such a circumstance, the issuer may also choose to enlarge the continuous offering by including on such new registration statement a further amount of securities, in addition to any unsold securities covered by the earlier registration statement.
This offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
Purchase Price
The initial purchase price will be the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
Underwriting Compensation
We entered into an Intermediary Manager Agreement with the Intermediary Manager, pursuant to which the Intermediary Manager agreed to, among other things, enter into agreements with third-party brokers to participate in the distribution of Common Shares, which we refer to as “participating brokers,” and financial advisors. The Intermediary Manager also assists with coordinating our marketing and distribution efforts with participating brokers and their registered representatives with respect to communications related to the terms of the offering, our investment strategies, material aspects of our operations and subscriptions procedures, to the extent set forth in the Intermediary Manager Agreement and such agreements entered into with participating brokers. We will not pay referral or similar fees to any accountants, attorneys or other persons in connection with the distribution of our shares. For its services, we or one of our affiliates will compensate the Intermediary Manager up to $1.25 million. In addition, we or one of our affiliates will reimburse reasonable documented out-of-pocket expenses incurred by the Intermediary Manager in connection with the services provided pursuant to the Intermediary Management Agreement in the amount up to $100,000.
Upfront Sales Loads
Class S, Class D and Class I Shares. Neither the Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, however, if you buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge you transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares. Selling agents will not charge such fees on Class I shares.
Shareholder Servicing and/or Distribution Fees — Class S and Class D
The following table shows the shareholder servicing and/or distribution fees we pay the Intermediary Manager with respect to the Class S, Class D and Class I on an annualized basis as a percentage of our NAV for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Shareholder Servicing and/or Distribution Fee as a% of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	— %

Subject to FINRA and other limitations on underwriting compensation described in “—Limitations on Underwriting Compensation” below, we will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly.
The shareholder servicing and/or distribution fees will be paid monthly in arrears. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/ or distribution fees charged. The Intermediary Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and, at the request of the Fund, will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our DRIP. The distribution and servicing plan adopted in compliance with Rule 12b-1 is a compensation plan, which means that the Intermediary Manager is compensated regardless of its expenses, as opposed to a reimbursement plan which reimburses only for expenses incurred. The Intermediary Manager does not retain any shareholder servicing and/or distribution fees for profit. All shareholder servicing and/or distribution fees are held in a retention account by the Intermediary Manager to pay for and/or reimburse the Adviser for distribution-related expenditures.
Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Intermediary Manager, at the request of the Fund, will waive the shareholder servicing and/or distribution fee that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.
Other Compensation
We or the Adviser may also pay any organization and offering expenses (other than any upfront selling commissions and shareholder servicing and/or distribution fees). In addition to any upfront sales loads and shareholder servicing and/or distribution fees, participating brokers may receive additional compensation from our affiliates. This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, Intermediary Manager fees, shareholder servicing fee and/or distribution, reimbursement fees for bona fide due diligence expenses, training and education expenses and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds (excluding shares purchased through our distribution reinvestment plan).
Limitations on Underwriting Compensation
To the extent that Class S shares and Class D shares are outstanding, we will cease paying the shareholder servicing and/or distribution fee on the Class S shares and Class D shares on the earlier to occur of the following: (i) a listing of Class I shares, (ii) our merger or consolidation with or into another entity, or the sale or other disposition of all or substantially all of our assets or (iii) the date following the completion of the primary portion of this offering on which, in the aggregate, underwriting compensation from all sources in connection with this offering, including the shareholder servicing and/or distribution fee and other underwriting compensation, is equal to 10% of the gross proceeds from our primary offering.
In addition, as required by exemptive relief that we have been granted, which allows us to offer multiple classes of shares, at the end of the month in which the Intermediary Manager in conjunction with the transfer agent determines that total transaction or other fees, including upfront placement fees or brokerage commissions, and shareholder servicing and/or distribution fees paid with respect to any single share held in a shareholder’s account would exceed, in the aggregate, 10% of the gross proceeds from the sale of such share (or a lower limit as determined by the Intermediary Manager and the applicable selling agent), we will cease paying the shareholder servicing and/or distribution fee on either (i) each such share that would exceed such limit or (ii) all Class S shares and Class D shares in such shareholder’s account. We may modify this requirement if permitted by applicable exemptive relief. At the end of such month, the applicable Class S shares or Class D shares in such shareholder’s account will convert into a number of Class I shares (including any fractional shares), with an equivalent aggregate NAV as such Class S or Class D shares.
This offering is being made in compliance with FINRA Rule 2310. Under the rules of FINRA, all items of underwriting compensation, including any upfront selling commissions, Intermediary Manager fees, reimbursement fees for bona fide due diligence expenses, training and education expenses and all other forms of underwriting compensation, will not exceed 10% of the gross offering proceeds (excluding shares purchased through our DRIP).
Term of the Intermediary Manager Agreement
Either party may terminate the Intermediary Manager Agreement upon 60 days’ written notice to the other party or immediately upon notice to the other party in the event such other party failed to comply with a material provision of the Intermediary Manager Agreement. Our obligations under the Intermediary Manager Agreement to pay the shareholder servicing and/or distribution fees with respect to the Class S and Class D shares distributed in this offering as described therein shall survive termination of the agreement until such shares are no longer outstanding (including such shares that have been converted into Class I shares, as described above).

Indemnification
To the extent permitted by law and our charter, we will indemnify the participating brokers and the Intermediary Manager against some civil liabilities, including certain liabilities under the Securities Act, and liabilities arising from an untrue statement of material fact contained in, or omission to state a material fact in, this prospectus or the registration statement of which this prospectus is a part, blue sky applications or approved sales literature.

Supplemental Sales Material
In addition to this prospectus, we will use sales material in connection with the offering of shares, although only when accompanied by or preceded by the delivery of this prospectus. Some or all of the sales material may not be available in certain jurisdictions. The sales material may include information relating to this offering and the past performance of the Adviser and its affiliates. In addition, the sales material may contain quotes from various publications without obtaining the consent of the author or the publication for use of the quoted material in the sales material.
We are offering shares only by means of this prospectus. Although the information contained in the sales material will not conflict with any of the information contained in this prospectus, the sales material does not purport to be complete and should not be considered as a part of this prospectus or the registration statement of which this prospectus is a part, or as incorporated by reference in this prospectus or the registration statement, or as forming the basis of the offering of the Common Shares.
Share Distribution Channels
Our Intermediary Manager uses multiple distribution channels to sell our shares. These channels may charge different brokerage fees for purchases of our shares. Our Intermediary Manager will engage participating brokers in connection with the sale of the shares of this offering in accordance with such participating broker agreements.

HOW TO SUBSCRIBE
You may buy or request that we repurchase Common Shares through your financial advisor, a participating broker or other financial intermediary that has a selling agreement with the Intermediary Manager. Because an investment in our Common Shares involves many considerations, your financial advisor or other financial intermediary may help you with this decision. Due to the illiquid nature of investments in originated loans, our Common Shares are only suitable as a long-term investment. Because there is no public market for our shares, shareholders may have difficulty selling their shares if we choose to offer to repurchase only some, or even none, of the shares that investors desire to have repurchased in a particular quarter, or if our Board of Trustees modifies or suspends the share repurchase program.
Investors who meet the suitability standards described herein may purchase Common Shares. See “Suitability Standards” in this prospectus. Investors seeking to purchase Common Shares must proceed as follows:
•    Read this entire prospectus and any appendices and supplements accompanying this prospectus.
•    Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Appendix A. Subscription agreements may be executed manually or by electronic signature except where the use of such electronic signature has not been approved by the Fund. Should you execute the subscription agreement electronically, your electronic signature, whether digital or encrypted, included in the subscription agreement is intended to authenticate the subscription agreement and to have the same force and effect as a manual signature.
•    Deliver a check, submit a wire transfer, instruct your broker to make payment from your brokerage account or otherwise deliver funds for the full purchase price of the Common Shares being subscribed for along with the completed subscription agreement to the participating broker. Checks should be made payable, or wire transfers directed, to “TPG Twin Brook Capital Income Fund.” For Class S and Class D shares, after you have satisfied the applicable minimum purchase requirement of $2,500, additional purchases must be in increments of $500. For Class I shares, after you have satisfied the applicable minimum purchase requirement of $1,000,000, additional purchases must be in increments of $500, unless such minimums are waived by the Fund. The minimum subsequent investment does not apply to purchases made under our DRIP.
•    By executing the subscription agreement and paying the total purchase price for the Common Shares subscribed for, each investor attests that the information in the subscription agreement is true and complete and agrees to be bound by all of its terms. Certain participating brokers may require additional documentation.
A sale of the shares to a subscriber may not be completed until at least five business days after the subscriber receives our final prospectus. “Business Day” means a day other than a Saturday or Sunday on which the New York Stock Exchange is open for business. Subscriptions to purchase our Common Shares may be made on an ongoing basis, but investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order, including satisfying any additional requirements imposed by the subscriber’s broker, and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month (unless waived by the Fund).
For example, if you wish to subscribe for Common Shares in October, your subscription request must be received in good order at least five business days before November 1. Notice of each share transaction will be furnished to shareholders (or their financial representatives) as soon as practicable but not later than seven business days after the Fund’s NAV as of October 31 is determined and credited to the shareholder’s account, together with information relevant for personal and tax records. While a shareholder will not know our NAV applicable on the effective date of the share purchase, our NAV applicable to a purchase of shares will be available generally within 20 business days after the effective date of the share purchase; at that time, the number of shares based on that NAV and each shareholder’s purchase will be determined and shares are credited to the shareholder’s account as of the effective date of the share purchase. In this example, if accepted, your subscription would be effective on the first calendar day of November.
If for any reason we reject the subscription, or if the subscription request is canceled before it is accepted or withdrawn as described below, we will return the subscription agreement and the related funds, without interest or deduction, within ten business days after such rejection, cancellation or withdrawal.
Common Shares purchased by a fiduciary or custodial account will be registered in the name of the fiduciary account and not in the name of the beneficiary. If you place an order to buy shares and your payment is not received and collected, your purchase may be canceled and you could be liable for any losses or fees we have incurred.
You have the option of placing a transfer on death (TOD), designation on your shares purchased in this offering. A TOD designation transfers the ownership of the shares to your designated beneficiary upon your death. This designation may only be made by individuals, not entities, who are the sole or joint owners with right to survivorship of the shares. If you would like to place a TOD designation on your shares, you must check the TOD box on the subscription agreement and you must complete and return a TOD form, which you may obtain from your financial advisor, in order to effect the designation.

Purchase Price
The initial purchase price will be the then-current NAV per share, as described in “Determination of Net Asset Value.” Each class of shares may have a different NAV per share because shareholder servicing and/or distribution fees differ with respect to each class.
If you participate in our DRIP, the cash distributions attributable to the class of shares that you purchase in our primary offering will be automatically invested in additional shares of the same class. The purchase price for shares purchased under our DRIP will be equal to the most recent available NAV per share for such shares at the time the distribution is payable.
We will generally adhere to the following procedures relating to purchases of Common Shares in this continuous offering:
•    On each business day, our transfer agent will collect purchase orders. Notwithstanding the submission of an initial purchase order, we can reject purchase orders for any reason, even if a prospective investor meets the minimum suitability requirements outlined in our prospectus. Investors may only purchase our Common Shares pursuant to accepted subscription orders as of the first day of each month (based on the NAV per share as determined as of the previous day, being the last day of the preceding month), and to be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price of our Common Shares being subscribed at least five business days prior to the first day of the month. If a purchase order is received less than five business days prior to the first day of the month, unless waived by the Fund, the purchase order will be executed in the next month’s closing at the transaction price applicable to that month. As a result of this process, the price per share at which your order is executed may be different than the price per share for the month in which you submitted your purchase order.
•    Generally, within 20 business days after the first calendar day of each month, we will determine our NAV per share for each share class as of the last calendar day of the immediately preceding month, which will be the purchase price for shares purchased with that effective date.

•    Completed subscription requests will not be accepted by us before two business days before the first calendar day of each month.
•    Subscribers are not committed to purchase shares at the time their subscription orders are submitted and any subscription may be canceled at any time before the time it has been accepted as described above. You may withdraw your purchase request by notifying the transfer agent, through your financial intermediary or directly on our toll-free, automated telephone line, 1-844-298-1372.
•    You will receive a confirmation statement of each new transaction in your account as soon as practicable but generally not later than seven business days after the shareholder transactions are settled when the applicable NAV per share is determined. The confirmation statement will include information on how to obtain information we have filed with the SEC and made publicly available on our website, www.AGTBCAP.com, including supplements to the prospectus.
Our NAV may vary significantly from one month to the next. Through our website at www.AGTBCAP.com, you will have information about the most recently available NAV per share.
In contrast to securities traded on an exchange or over-the-counter, where the price often fluctuates as a result of, among other things, the supply and demand of securities in the trading market, our NAV will be calculated once monthly using our valuation methodology, and the price at which we sell new shares and repurchase outstanding shares will not change depending on the level of demand by investors or the volume of requests for repurchases.
Country Specific Legends
Notice to Prospective Investors in Canada
This prospectus constitutes an “exempt offering document” as defined in and for the purposes of applicable Canadian securities laws. No prospectus has been filed with any securities commission or similar regulatory authority in Canada in connection with the offer and sale of the shares. No securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this prospectus or on the merits of the shares and any representation to the contrary is an offence.
Canadian investors are advised that this prospectus has been prepared in reliance on section 3A.3 of National Instrument 33-105 Underwriting Conflicts (“NI 33-105”). Pursuant to section 3A.3 of NI 33-105, the company and the underwriters in the offering are exempt from the requirement to provide Canadian investors with certain conflicts of interest disclosure pertaining to “connected issuer” and/or “related issuer” relationships as would otherwise be required pursuant to subsection 2.1(1) of NI 33-105.
Resale Restrictions
The offer and sale of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that the Fund prepares and files a prospectus under applicable Canadian securities laws. Any resale of Shares by a Canadian investor in this offering must be made in accordance with applicable Canadian securities laws, which may vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with Canadian prospectus requirements, a statutory exemption from the prospectus requirements, in a transaction exempt from the prospectus requirements or otherwise under a discretionary exemption from the prospectus requirements granted by the applicable local Canadian securities regulatory authority. These resale restrictions may under certain circumstances apply to resales of the shares outside of Canada.

Representations of Purchasers
Each Canadian investor who purchases the shares will be deemed to have represented to the Fund, the underwriters and to each dealer from whom a purchase confirmation is received, as applicable, that the investor is (i) purchasing as principal, or is deemed to be purchasing as principal in accordance with applicable Canadian securities laws; (ii) an “accredited investor” as such term is defined in section 1.1 of National Instrument 45-106 Prospectus Exemptions or, in Ontario, as such term is defined in section 73.3(1) of the Securities Act (Ontario); and (iii) a “permitted client” as such term is defined in section 1.1 of National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.
Taxation and Eligibility for Investment
Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a Canadian investor when deciding to purchase the shares and, in particular, does not address any Canadian tax considerations. No representation or warranty is hereby made as to the tax consequences to a resident, or deemed resident, of Canada of an investment in the shares or with respect to the eligibility of the shares for investment by such investor under relevant Canadian federal and provincial legislation and regulations.
Rights of Action for Damages or Rescission
Securities legislation in certain of the Canadian jurisdictions provides certain purchasers of securities pursuant to an offering memorandum (such as this prospectus), including where the distribution involves an “eligible foreign security” as such term is defined in Ontario Securities Commission Rule 45-501 Ontario Prospectus and Registration Exemptions and in Multilateral Instrument 45-107 Listing Representation and Statutory Rights of Action Disclosure Exemptions, as applicable, with a remedy for damages or rescission, or both, in addition to any other rights they may have at law, where the offering memorandum, or other offering document that constitutes an offering memorandum, and any amendment thereto, contains a “misrepresentation” as defined under applicable Canadian securities laws. These remedies, or notice with respect to these remedies, must be exercised or delivered, as the case may be, by the purchaser within the time limits prescribed under, and are subject to limitations and defences under, applicable Canadian securities legislation. In addition, these remedies are in addition to and without derogation from any other right or remedy available at law to the investor.
Language of Documents
Upon receipt of this document, each Canadian investor hereby confirms that it has expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, chaque investisseur canadien confirme par les présentes qu’il a expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.
Notice to Prospective Investors in Singapore
This Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
a)    a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
b)    a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
1.    to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
2.    where no consideration is or will be given for the transfer;
3.    where the transfer is by operation of law;
4.    as specified in Section 276(7) of the SFA; or

5.    as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Notice to Prospective Investors in the Dubai International Financial Centre
This document relates to a company which is not subject to any form of regulation or approval by the Dubai Financial Services Authority (“DFSA”).
The DFSA has not approved this document nor has any responsibility for reviewing or verifying any document or other documents in connection with this company. Accordingly, the DFSA has not approved this document or any other associated documents nor taken any steps to verify the information set out in this document, and has no responsibility for it.
The shares have not been offered and will not be offered to any persons in the Dubai International Financial Centre except on the basis that an offer is:
i.    an “Exempt Offer” in accordance with the Markets Rules (MKT) module of the DFSA; and
ii.    made only to persons who meet the Professional Client criteria set out in Rule 2.3.2 of the DFSA Conduct of Business Module
This document must not, therefore, be delivered to, or relied on by, any other type of person.
The fund to which this document relates may be illiquid and/or subject to restrictions on its resale. Prospective purchasers should conduct their own due diligence on the Fund.
The DFSA has not taken steps to verify the information set out in this document, and has no responsibility for it. If you do not understand the contents of this document you should consult an authorised financial adviser.
Notice to Prospective Investors in Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This Prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the common shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the common shares without disclosure to investors under Chapter 6D of the Corporations Act.
The common shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring common shares must observe such Australian on-sale restrictions.
This Prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this Prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.
Notice to Prospective Investors in Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue in Hong Kong, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.
Notice to Prospective Investors in Japan
No registration pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act of Japan (the “FIEA”) has been made or will be made with respect to the solicitation of the Common Shares pursuant to the private placement exemption provided for in Article 2, Paragraph 3, Item 2-a of the FIEA.

The Common Shares may not, directly or indirectly, be offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and governmental ordinances and guidelines of Japan.
Any shareholder who was solicited to acquire the Common Shares in Japan is prohibited from transferring any of the Common Shares to another person in any way other than transferring the Common Shares to other qualified institutional investors (tekikaku kikan toshika) as defined in Article 10, Paragraph 1 of the Cabinet Office Ordinance Concerning Definitions provided in Article 2 of the FIEA. The above-mentioned transfer restriction applicable to the Common Shares is described in the documents regarding the Common Shares to be provided to prospective purchasers of the Common Shares.
Notice to Prospective Investors in Argentina
This is an offer of securities without sufficient contact with the Argentine Republic under the terms of Section III, Chapter I, Title XX of the Regulations of the Argentine Securities and Exchange Commission, and therefore is not authorized by the Argentine Securities and Exchange Commission and the placement is not subject to its general and periodic reporting and control regime. The Argentine Securities and Exchange Commission has not passed judgment on the data contained in any offering document or on the veracity of any accounting, financial and economic information, as well as any other information provided therein, which is the sole responsibility of the Fund and other parties involved.
Notice to Prospective Investors in the Bahamas
Shares may not be offered or sold in The Bahamas via a public offer. Shares may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas unless they are deemed/designated "resident" with exchange control approval to transact in a currency other than Bahamian dollars.
Notice to Prospective Investors in the Cayman Islands
The Fund does not intend to establish a place of business or otherwise intend to carry on business in or from within the Cayman Islands, including offering interests to the public in the Islands (as defined under Cayman law). Accordingly, the Fund should not be subject to the supervision of any Cayman Islands authority.
Notice to Prospective Investors in Chile
ESTA OFERTA VERSA SOBRE VALORES NO INSCRITOS EN EL REGISTRO DE VALORES O EN EL REGISTRO DE VALORES EXTRANJEROS QUE LLEVA LA COMISIÓN PARA EL MERCADO FINANCIERO, POR LO QUE TALES VALORES NO ESTÁN SUJETOS A LA FISCALIZACIÓN DE ÉSTA;
POR TRATAR DE VALORES NO INSCRITOS NO EXISTE LA OBLIGACIÓN POR PARTE DEL EMISOR DE ENTREGAR EN CHILE INFORMACIÓN PÚBLICA RESPECTO DE LOS VALORES SOBRE LOS QUE VERSA ESTA OFERTA;
ESTOS VALORES NO PODRÁN SER OBJETO DE OFERTA PÚBLICA MIENTRAS NO SEAN INSCRITOS EN EL REGISTRO DE VALORES CORRESPONDIENTE.
This offer relates to securities not registered with the Securities Registry or the Registry of Foreign Securities of the Financial Markets Commission, and therefore such securities are not subject to oversight by the latter;
Being unregistered securities, there is no obligation on the issuer to provide public information in Chile regarding such securities; and
These securities may not be subject to a public offer until they are registered in the corresponding Securities Registry.
Notice to Prospective Investors in Uruguay
The sale of the Fund qualifies as a private placement pursuant to section 2 of Uruguayan law 18,627. The Fund must not be offered or sold to the public in Uruguay, except in circumstances which do not constitute a public offering or distribution under Uruguayan laws and regulations. The shares are not and will not be registered with the Financial Services Superintendency of the Central Bank of Uruguay.
The shares correspond to investment funds that are not investment funds regulated by Uruguayan law 16,774 dated September 27, 1996, as amended.

SHARE REPURCHASE PROGRAM
We do not intend to list our shares on a securities exchange and we do not expect there to be a public market for our shares. As a result, if you purchase our Common Shares, your ability to sell your shares will be limited.
We have implemented a share repurchase program under which, at the discretion of our Board of Trustees, we intend to offer to repurchase, in each quarter, up to 5% of our Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the calendar quarter prior to the quarter for which the repurchase commenced. Our Board of Trustees may amend or suspend the share repurchase program (including to offer to purchase fewer shares) if in its reasonable judgment it deems such action to be in our best interest and the best interest of our shareholders, such as when a repurchase offer would place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the Fund that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter or may only be available in an amount less than 5% of our Common Shares outstanding.
Should the Board of Trustees suspend the share repurchase program, the Board of Trustees will consider whether the continued suspension of the program is in the best interests of the Fund and shareholders on a quarterly basis. We intend to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Exchange Act and the 1940 Act. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares. For the avoidance of doubt, any repurchases of the Adviser’s shares will be on the same terms and subject to the same limitations as other shareholders.
Under the share repurchase program, to the extent we offer to repurchase shares jn any particular quarter, we expect to repurchase shares pursuant to tender offers on or around the last business day of that quarter using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be subject to an Early Repurchase Deduction and repurchased at 98% of such NAV. The holding period ends on the one-year anniversary of the subscription closing date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability (as “disabled” is defined in Section 72(m)(7) of the Code) of the holder. The Early Repurchase Deduction will be retained by the Fund for the benefit of remaining shareholders. In addition, we may waive the Early Repurchase Deduction in the event that a shareholder’s shares are repurchased because the shareholder has failed to maintain the $500 minimum account balance.
As set forth above, we may waive the Early Repurchase Deduction in respect of repurchase of shares resulting from the death, qualifying disability or divorce of a shareholder who is a natural person, including shares held by such shareholder through a trust or an IRA or other retirement or profit-sharing plan, after (i) in the case of death, receiving written notice from the estate of the shareholder, the recipient of the shares through bequest or inheritance, or, in the case of a trust, the trustee of such trust, who shall have the sole ability to request repurchase on behalf of the trust, (ii) in the case of qualified disability, receiving written notice from such shareholder, provided that the condition causing the qualifying disability was not pre-existing on the date that the shareholder became a shareholder or (iii) in the case of divorce, receiving written notice from the shareholder of the divorce and the shareholder’s instructions to effect a transfer of the shares (through the repurchase of the shares by us and the subsequent purchase by the shareholder) to a different account held by the shareholder (including trust or an individual retirement account or other retirement or profit-sharing plan). We must receive the written repurchase request within 12 months after the death of the shareholder, the initial determination of the shareholder’s disability or divorce in order for the requesting party to rely on any of the special treatment described above that may be afforded in the event of the death, disability or divorce of a shareholder. In the case of death, such a written request must be accompanied by a certified copy of the official death certificate of the shareholder. If spouses are joint registered holders of shares, the request to have the shares repurchased may be made if either of the registered holders dies or acquires a qualified disability. If the shareholder is not a natural person, such as certain trusts or a partnership, corporation or other similar entity, the right to waiver of the Early Repurchase Deduction upon death, disability or divorce does not apply.
You may tender all of the Common Shares that you own. There is no repurchase priority for a shareholder under the circumstances of death or disability of such shareholder.
In the event the amount of shares tendered exceeds the repurchase offer amount, shares will be repurchased on a pro rata basis. All unsatisfied repurchase requests must be resubmitted in the next quarterly tender offer, or upon the recommencement of the share repurchase program, as applicable. We will have no obligation to repurchase shares, including if the repurchase would violate the restrictions on distributions under federal law or Delaware law. The limitations and restrictions described above may prevent us from accommodating all repurchase requests made in any quarter. Our share repurchase program has many limitations, including the limitations described above, and should not in any way be viewed as the equivalent of a secondary market.
We will offer to repurchase shares on such terms as may be determined by our Board of Trustees in its complete and absolute discretion unless, in the judgment of our Independent Trustees, such repurchases would not be in the best interests of our shareholders or would violate applicable law. There is no assurance that our Board of Trustees will exercise its discretion to offer to repurchase shares in any particular quarter or that there will be sufficient funds available to accommodate all of our shareholders’ requests for repurchase. As a result, we may repurchase less than the full amount of shares that you request to have repurchased. If we do not repurchase the full amount of your shares that you have requested to be repurchased, or we determine not to make repurchases of our shares, you will likely not be able to dispose of your shares, even if we underperform. Any periodic repurchase offers will be subject in part to our available cash and compliance with the RIC qualification and diversification rules and the 1940 Act. Shareholders will not pay a fee to us in connection with our repurchase of shares under the share repurchase program.

The Fund will repurchase shares from shareholders pursuant to written tenders on terms and conditions that the Board of Trustees determines to be fair to the Fund and to all shareholders. When the Board of Trustees determines that the Fund will repurchase shares, notice will be provided to shareholders describing the terms of the offer, containing information shareholders should consider in deciding whether to participate in the repurchase opportunity and containing information on how to participate. Shareholders deciding whether to tender their shares during the period that a repurchase offer is open may obtain the Fund’s most recent NAV per share on our website at: www.AGTBCAP.com. However, our repurchase offers will generally use the NAV on or around the last business day of a calendar month, which will not be available until after the expiration of the applicable tender offer, so you will not know the exact price of shares in the tender offer when you make your decision whether to tender your shares.
Repurchases of shares from shareholders by the Fund will be paid in cash promptly after the determination of the relevant NAV per share is finalized. Repurchases will be effective after receipt and acceptance by the Fund of eligible written tenders of shares from shareholders by the applicable repurchase offer deadline. The Fund does not impose any charges in connection with repurchases of shares. All shares purchased by us pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.
The majority of our assets will consist of instruments that cannot generally be readily liquidated without impacting our ability to realize full value upon their disposition. Therefore, we may not always have sufficient liquid resources to make repurchase offers. In order to provide liquidity for share repurchases, we will employ prudent cash management principles and appropriate use of leverage facilities. We may fund repurchase requests from sources other than cash flow from operations, including the sale of assets or borrowings, and although we generally expect to fund distributions from cash flow from operations, we have not established any limits on the amounts we may pay from such sources. Should making repurchase offers, in our judgment, place an undue burden on our liquidity, adversely affect our operations or risk having an adverse impact on the company as a whole, or should we otherwise determine that investing our liquid assets in originated loans or other illiquid investments rather than repurchasing our shares is in the best interests of the Fund as a whole, then we may choose to offer to repurchase fewer shares than described above, or none at all.
In the event that any shareholder fails to maintain the minimum balance of $500 of our shares, we may repurchase all of the shares held by that shareholder at the repurchase price in effect on the date we determine that the shareholder has failed to meet the minimum balance, less any Early Repurchase Deduction. Minimum account repurchases will apply even in the event that the failure to meet the minimum balance is caused solely by a decline in our NAV. Minimum account repurchases are subject to Early Repurchase Deduction.
Payment for repurchased shares may require us to liquidate portfolio holdings earlier than our Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses, and may increase our investment-related expenses as a result of higher portfolio turnover rates. Our Adviser intends to take measures, subject to policies as may be established by our Board of Trustees, to attempt to avoid or minimize potential losses and expenses resulting from the repurchase of shares.

If during any consecutive four-quarter period (each, an “LTM Repurchase Period”), we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the Adviser intends, subject to the Adviser’s fiduciary duty to the Fund, to recommend that our Board of Trustees approve a plan pursuant to which we will not make any new investments (excluding investment in any transactions for which there are binding written agreements (including investments funded in phases), follow-on investments made in existing portfolio companies, revolver or letter of credit drawdowns and obligations under any existing Fund guarantee and except as necessary for the Fund to (i) preserve its status as a RIC under the Code and as a BDC, (ii) repay indebtedness to allow for distributions or (iii) comply with applicable law) and will use all “capital available for investing” to accept properly submitted tenders until such time that all properly submitted tenders in a repurchase offer in respect of one quarter during an LTM Repurchase Period have been fully accepted; provided that the Adviser is not required to make such recommendations to the Board of Trustees if the Fund has, during each of the quarters in such LTM Repurchase Period, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) or (ii) the equivalent percentage (i.e., 20% of the aggregate shares outstanding (either by number of shares or aggregate NAV)) during such LTM Repurchase Period.

For these purposes, “capital available for investing” will be determined based on the amount of cash on hand, less Fund expenses, including, without limitation, management fees, amounts that may become due under any borrowing or other financings or similar obligations, amounts needed to meet current or anticipated debt covenants, obligations imposed by law, including the requirement under the NASAA Omnibus Guidelines that we not impair our capital or operations, courts, or arbitration or indemnity obligations. The purpose of this recommendation would be to allow the Fund to satisfy as many properly submitted tender requests as possible and we expect that during this time, we and our Board of Trustees would also consider additional ways to improve shareholder liquidity.

If, during any LTM Repurchase Period, we do not have at least one quarter in which we fully accept all properly submitted tenders in a repurchase offer, the Adviser will defer its incentive fee until all properly submitted tenders in any one repurchase offer have been accepted, after which such deferred incentive fee will become payable and no further incentive fee amounts will be required to be deferred; provided that the investment adviser is not required to defer its incentive fee if the Fund has, during each of the quarters in such LTM Repurchase Period, accepted repurchase offers for at least (i) 5% of the aggregate shares outstanding (either by number of shares or aggregate NAV) or (ii) the equivalent percentage (i.e., 20% of the aggregate shares outstanding (either by number of shares or aggregate NAV)) during such LTM Repurchase Period.

DISTRIBUTION REINVESTMENT PLAN
We have adopted a DRIP, pursuant to which we will reinvest all cash dividends declared by the Board of Trustees on behalf of our shareholders who do not elect to receive their dividends in cash as provided below. As a result, if the Board of Trustees authorizes, and we declare, a cash dividend or other distribution, then our shareholders who have not opted out of our DRIP will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.
No action is required on the part of a registered shareholder to have his, her or its cash dividend or other distribution reinvested in our shares, except shareholders in Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Vermont and Washington and clients of certain participating brokers that do not permit automatic enrollment in our DRIP (collectively, the “Non-Participants”). Shareholders can elect to “opt out” of the Fund’s DRIP in their subscription agreements (other than the Non-Participants, which must affirmatively opt in to participate in the plan). Non-Participants will automatically receive their distributions in cash unless they elect to have their cash distributions reinvested in additional Common Shares.
If any shareholder initially elects not to become a participant, they may later become a participant by subsequently completing and executing an enrollment form or any appropriate authorization form as may be available from the Fund or the SS&C Technologies, Inc. (formerly DST Systems, Inc.) (the “Plan Administrator”). Participation in the DRIP will begin with the next distribution payable after acceptance of a participant’s subscription, enrollment or authorization. Shares will be purchased under the DRIP as of the first calendar day of the month following the record date of the distribution.
A participant may terminate participation in the DRIP at any time, without penalty, by delivering notice to the Plan Administrator. Such notice must be received by the Plan Administrator five business days in advance of the first calendar day of the next month in order for a participant’s termination to be effective for such month. Any transfer of shares by a participant to a non-participant will terminate participation in the DRIP with respect to the transferred shares. If a participant elects to tender its Shares in full, pursuant to any tender offer by the Fund, any Shares issued to the participant under the Plan subsequent to the expiration of the tender offer will be considered part of the participant’s request to tender its Shares in full, and such participant’s participation in the Plan will be terminated as of the valuation date of the applicable tender offer. Any distributions to be paid to such shareholder on or after such date will be paid in cash on the scheduled distribution payment date.
If a participant elects to tender a portion of its Shares, pursuant to any tender offer by the Fund, such participant’s participation in the Plan with respect to the tendered Shares will be terminated as of the valuation date of the applicable tender offer. For the avoidance of doubt, a participant’s participation in the Plan with respect to the Shares that were tendered will be terminated as of the valuation date of the applicable tender offer regardless of whether all the Shares tendered are ultimately repurchased. Any distributions paid to such shareholder on or after such date from the tendered Shares (whether or not the Shares were repurchased) will be paid in cash on the scheduled distribution payment date.
If you elect to opt out of the DRIP, you will receive any distributions we declare in cash. There will be no upfront selling commissions or Intermediary Manager fees charged to you if you participate in the DRIP. We will pay the Plan Administrator fees under the DRIP. If your shares are held by a broker or other financial intermediary, you may change your election by notifying your broker or other financial intermediary of your election.
Any purchases of our shares pursuant to our DRIP are dependent on the continued registration of our securities or the availability of an exemption from registration in the recipient’s home state.
The purchase price for shares purchased under our DRIP will be equal to the most recent available NAV per share for such shares at the time the distribution is payable. Common Shares issued pursuant to our DRIP will have the same voting rights as the Common Shares offered pursuant to this prospectus.
See our Distribution Reinvestment Plan, which is filed as an exhibit to our registration statement for this offering, for more information.

REGULATION
The following discussion is a general summary of the material prohibitions and descriptions governing BDCs generally. It does not purport to be a complete description of all of the laws and regulations affecting BDCs.
Qualifying Assets
Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as “Qualifying Assets,” unless, at the time the acquisition is made, Qualifying Assets represent at least 70% of the company’s total assets. The principal categories of Qualifying Assets relevant to our business are any of the following:
(1)    Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an Eligible Portfolio Company (as defined below), or from any person who is, or has been during the preceding 13 months, an affiliated person of an Eligible Portfolio Company, or from any other person, subject to such rules as may be prescribed by the SEC. An “Eligible Portfolio Company” is defined in the 1940 Act as any issuer which:
(a)    is organized under the laws of, and has its principal place of business in, the United States;
(b)    is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and
(c)    satisfies any of the following:
(i)    does not have any class of securities that is traded on a national securities exchange;
(ii)    has a class of securities listed on a national securities exchange, but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;
(iii)    is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the Eligible Portfolio Company; or
(iv)    is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million.
(2)    Securities of any Eligible Portfolio Company controlled by the Fund.
(3)    Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.
(4)    Securities of an Eligible Portfolio Company purchased from any person in a private transaction if there is no ready market for such securities and the Fund already owns 60% of the outstanding equity of the Eligible Portfolio Company.
(5)    Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of warrants or rights relating to such securities.
(6)    Cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment.
In addition, a BDC must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above.

Significant Managerial Assistance
A BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described above. However, in order to count portfolio securities as Qualifying Assets for the purpose of the 70% test, the BDC must either control the issuer of the securities or must offer to make available to the issuer of the securities (other than small and solvent companies described above) significant managerial assistance; except that, where the BDC purchases such securities in conjunction with one or more other persons acting together, one of the other persons in the group may make available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its trustees, officers or employees, offers to provide and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company through monitoring of portfolio company operations, selective participation in board and management meetings, consulting with and advising a portfolio company’s officers or other organizational or financial guidance.
Exemptive Relief
The 1940 Act generally prohibits BDCs from making certain negotiated co-investments with affiliates absent an order from the SEC permitting the BDC to do so. On May 30, 2025, the Adviser and certain of our affiliates were granted a new order for exemptive relief (the “Order”) that superseded a prior order for exemptive relief from the SEC that permits us, among other things, to co-invest with certain other persons, including certain affiliates of the Adviser and certain funds managed and controlled by the Adviser and its affiliates, subject to certain terms and conditions. Pursuant to such Order, we generally are permitted to co-invest with certain of our affiliates if such co-investments are done on the same terms and at the same time, as further detailed in the Order. The Order requires that a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board make certain findings (1) in most instances when we co-invest with our affiliates in an issuer where an affiliate has an existing investment in the issuer, and (2) if we dispose of an asset acquired in a transaction under the Order unless the disposition is done on a pro rata basis. As required by the Order, we have adopted, and the Board has approved, policies and procedures reasonably designed to ensure compliance with the terms of the Order, and the Adviser and our Chief Compliance Officer will provide reporting to the Board.
Temporary Investments
Pending investment in other types of Qualifying Assets, as described above, our investments can consist of cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment, which are referred to herein, collectively, as temporary investments, so that 70% of our assets would be Qualifying Assets.
Warrants
Under the 1940 Act, a BDC is subject to restrictions on the issuance, terms and amount of warrants, options or rights to purchase shares that it may have outstanding at any time. In particular, the amount of shares that would result from the conversion or exercise of all outstanding warrants, options or rights to purchase shares cannot exceed 25% of the BDC’s total outstanding shares.
Leverage and Senior Securities; Coverage Ratio
We are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares senior to our Common Shares if our asset coverage, as defined in the 1940 Act, would at least equal 150% immediately after each such issuance. On October 25, 2022, our sole shareholder approved the adoption of this 150% threshold pursuant to Section 61(a)(2) of the 1940 Act and such election became effective the following day. In addition, while any senior securities remain outstanding, we will be required to make provisions to prohibit any dividend distribution to our shareholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. We will also be permitted to borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes, which borrowings would not be considered senior securities.

We have established and expect to continue to establish credit facilities or enter into other financing arrangements to facilitate investments and the timely payment of our expenses. It is anticipated that any such credit facilities will bear interest at floating rates at to be determined spreads over SOFR or an alternative reference rate. We cannot assure shareholders that we will be able to enter into any additional credit facilities. Shareholders will indirectly bear the costs associated with any borrowings under a credit facility or otherwise. In connection with credit facilities or other borrowings, lenders may require us to pledge assets, commitments and/or drawdowns (and the ability to enforce the payment thereof) and may ask to comply with positive or negative covenants that could have an effect on our operations. In addition, from time to time, our losses on leveraged investments may result in the liquidation of other investments held by us and may result in additional drawdowns to repay such amounts.
We may also create leverage by securitizing our assets and retaining the equity portion of the securitized vehicle. We may also from time to time make secured loans of our marginable securities to brokers, dealers and other financial institutions.
Code of Ethics
We and the Adviser have adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act and Rule 204A-1 under the Advisers Act, respectively, that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to the code are permitted to invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements. This code of ethics is available on the EDGAR Database on the SEC’s website at https://www.sec.gov, and copies may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
Affiliated Transactions
We may be prohibited under the 1940 Act from conducting certain transactions with our affiliates without the prior approval of our trustees who are not interested persons and, in some cases, the prior approval of the SEC. We have received an exemptive order from the SEC that permits us to co-invest with certain of our affiliates if such co-investments are done on the same terms and at the same time, as further detailed in the Order. The Order requires that a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board make certain findings (1) in most instances when we co-invest with our affiliates in an issuer where an affiliate has an existing interest in the issuer, and (2) if we dispose of an asset acquired in a transaction under the Order unless the disposition is done on a pro rata basis. As required by the Order, we have adopted, and the Board has approved, policies and procedures reasonably designed to ensure compliance with the terms of the Order, and the Adviser and our Chief Compliance Officer will provide reporting to the Board.
Proxy Voting Policies and Procedures
We have delegated our proxy voting responsibility to the Adviser. The Proxy Voting Policies and Procedures of the Adviser are set forth below. The guidelines will be reviewed periodically by the Adviser, and, accordingly, are subject to change.

As an investment adviser registered under the Advisers Act, the Adviser has a duty to monitor corporate events and to vote proxies, as well as a duty to cast votes in the best interest of clients and not subrogate client interests to its own interests. Rule 206(4)-6 under the Advisers Act places specific requirements on registered investment advisers with proxy voting authority.
Proxy Policies
The Adviser’s policies and procedures are reasonably designed to ensure that the Adviser votes proxies in the best interest of the Fund and addresses how it will resolve any conflict of interest that may arise when voting proxies and, in so doing, to maximize the value of the investments made by the Fund, taking into consideration the Fund’s investment horizons and other relevant factors. It will review on a case-by-case basis each proposal submitted for a shareholder vote to determine its impact on the portfolio securities held by its clients. Although the Adviser will generally vote against proposals that may have a negative impact on its clients’ portfolio securities, it may vote for such a proposal if there exists compelling long-term reasons to do so.
Decisions on how to vote a proxy generally are made by the Adviser. The Investment Committee and the members of the Investment Team covering the applicable security often have the most intimate knowledge of both a company’s operations and the potential impact of a proxy vote’s outcome. Decisions are based on a number of factors which may vary depending on a proxy’s subject matter, but are guided by the general policies described in the proxy policy. In addition, the Adviser may determine not to vote a proxy after consideration of the vote’s expected benefit to clients and the cost of voting the proxy. To ensure that its vote is not the product of a conflict of interest, the Adviser will require the members of the Investment Committee to disclose any personal conflicts of interest they may have with respect to overseeing a Fund’s investment in a particular company.
Proxy Voting Records
You may obtain information, without charge, regarding how we voted proxies with respect to our portfolio securities by making a written request for proxy voting information to: Chief Compliance Officer, 245 Park Avenue, 26th Floor, New York, New York 10167.
Other
We will be periodically examined by the SEC for compliance with the 1940 Act, and be subject to the periodic reporting and related requirements of the Exchange Act.
We are also required to provide and maintain a bond issued by a reputable fidelity insurance company to protect against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any trustee or officer against any liability to our shareholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.
We are also required to designate a chief compliance officer and to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws and to review these policies and procedures annually for their adequacy and the effectiveness of their implementation.
We are not permitted to change the nature of our business so as to cease to be, or to withdraw our election as, a BDC unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s shares present at a meeting if more than 50% of the outstanding shares of such company are present or represented by proxy, or (ii) more than 50% of the outstanding shares of such company.
Our internet address is www.AGTBCAP.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements and amendments to those reports as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and the purchase, ownership and disposition of our Common Shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to shareholders in light of their particular circumstances. Unless otherwise noted, this discussion applies only to U.S. shareholders that hold our Common Shares as capital assets. A U.S. shareholder is a shareholder who is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a U.S. corporation, (iii) a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or (iv) any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, partnerships or other pass-through entities (or investors therein), U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities that elect mark to market treatment, or persons that will hold our Common Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the Medicare tax on net investment income or U.S. federal alternative minimum tax, any U.S. federal estate or gift tax consequences or any tax consequences attributable to persons being required to accelerate the recognition of any item of gross income with respect to our Common Shares as a result of such income being recognized on an applicable financial statement. Prospective investors should consult their tax advisors with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of our Common Shares, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.
Taxation as a Regulated Investment Company
The Fund has elected to be treated, and intends to qualify each taxable year, as a RIC under Subchapter M of the Code.
To qualify for the favorable tax treatment accorded to RICs under Subchapter M of the Code, the Fund must, among other things:
1)    have an election in effect to be treated as a BDC under the 1940 Act at all times during each taxable year;
2)    have filed with its return for the taxable year an election to be a RIC or have made such election for a previous taxable year;
3)    derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock or securities or foreign currencies, or other income (including but not limited to gains from options, futures or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from an interest in certain publicly-traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly-Traded Partnership”); and
4)    diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash and cash items (including receivables), U.S. government securities and securities of other RICs, and other securities for purposes of this calculation limited, in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is invested in the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers which the Fund controls and which are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly-Traded Partnerships (described in 3(b) above).
As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year. Generally, the Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gains, if any.
Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income for the calendar year (taking into account certain deferrals and elections), (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.

A dividend will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such dividends will be taxable to shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.
If the Fund failed to qualify for taxation as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including distributions of net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits would be taxed to shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate shareholders and (ii) for the dividends received deduction in the case of corporate shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.
Distributions
Distributions by the Fund to shareholders of ordinary income (including “market discount” realized by the Fund on the sale of debt securities), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the shareholder has owned our Common Shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a shareholder as a return of capital which will be applied against and reduce the shareholder’s basis in its Common Shares. To the extent that the amount of any such distribution exceeds the shareholder’s basis in its Common Shares, the excess will be treated by the shareholder as gain from a sale or exchange of the Common Shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate shareholders.

Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Common Shares pursuant to the DRIP. Shareholders receiving distributions in the form of additional Common Shares of the Fund will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. The additional Common Shares received by a shareholder pursuant to the DRIP will have a new holding period commencing on the day following the day on which the Common Shares were credited to the shareholder’s account.
The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, the Fund may designate the retained amount as undistributed capital gains in a notice to its shareholders, who will be treated as if each received a distribution of its pro rata share of such gain, with the result that each shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its shares by an amount equal to the deemed distribution less the tax credit.
The Internal Revenue Service (“IRS”) currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain dividends, if any, between its Common Shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Shareholders will be notified annually as to the U.S. federal tax status of distributions.
Sale or Exchange of Common Shares
Upon the sale, exchange or other disposition of our Common Shares (except pursuant to a repurchase by the Fund, as described below), a shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the shareholder’s adjusted tax basis in the Common Shares. Such gain or loss will be long-term or short-term, depending upon the shareholder’s holding period for the Common Shares. Generally, a shareholder’s gain or loss will be a long-term gain or loss if the Common Shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
No loss will be allowed on the sale, exchange or other disposition of Common Shares if the shareholder acquires (including pursuant to the DRIP) or enters into a contract or option to acquire securities that are substantially identical to such Common Shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a shareholder on the sale, exchange or other disposition of Common Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such Common Shares.
From time to time, the Fund may offer to repurchase its outstanding Common Shares. Shareholders who tender all Common Shares of the Fund held, or considered to be held, by them (and do not own any preferred shares of the Fund) generally will be treated as having sold their Common Shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its Common Shares or fewer than all Common Shares tendered are repurchased, such shareholder may be treated as having received a taxable dividend upon the repurchase of its Common Shares. In such a case, there is a risk that non-tendering shareholders, and shareholders who tender some but not all of their Common Shares or fewer than all of whose Common Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer, and in particular whether such offer is a single and isolated event or is part of a plan for periodically redeeming Common Shares of the Fund.

Under U.S. Treasury regulations, if a shareholder recognizes a loss with respect to Common Shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.
Nature of the Fund’s Investments
Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things:

i.disallow, suspend or otherwise limit the allowance of certain losses or deductions,
ii.convert lower-taxed long-term capital gain into higher-taxed short-term capital gain or ordinary income,
iii.convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited),
iv.cause the Fund to recognize income or gain without a corresponding receipt of cash,
v.adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur,
vi.adversely alter the intended characterization of certain complex financial transactions and
vii.produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.
These rules could therefore affect the character, amount and timing of distributions to shareholders and the Fund’s status as a RIC. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.
Below Investment Grade Instruments
The Fund invests in debt securities that are rated below investment grade by rating agencies or that would be rated below investment grade if they were rated. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Original Issue Discount
For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with PIK interest or, in certain cases, increasing interest rates or debt instruments that were issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount will be included in our investment company taxable income for the year of the accrual, we may be required to make a distribution to our shareholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to qualify for and maintain RIC tax treatment under Subchapter M of the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may not qualify for or maintain RIC tax treatment and thus we may become subject to corporate-level income tax.
Market Discount
In general, the Fund will be treated as having acquired a debt instrument with market discount if it is acquired after its original issue date and its stated redemption price at maturity (or, in the case of a debt instrument issued with original issue discount, its revised issue price) exceeds the Fund’s initial tax basis in the debt instrument by more than a statutory de minimis amount. The Fund will be required to treat any principal payments on, or any gain derived from the disposition of, any debt instruments acquired with market discount as ordinary income to the extent of the accrued market discount, unless the Fund makes an election to accrue market discount on a current basis. If this election is not made, all or a portion of any deduction for interest expense incurred to purchase or carry a market discount debt instrument may be deferred until the Fund sells or otherwise disposes of such debt instrument.

Currency Fluctuations
Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
Foreign Taxes
The Fund’s investment in non-U.S. securities may be subject to non-U.S. withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund.
Preferred Shares or Borrowings
If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on Common Shares in certain circumstances. Limits on the Fund’s payments of dividends on Common Shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments.
Backup Withholding
The Fund may be required to withhold from all distributions and repurchase proceeds payable to U.S. shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is not an additional tax. Any amounts withheld may be refunded or credited against the shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Shareholders
U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign shareholder”), depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.
If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if they had been received directly by a foreign shareholder, and that satisfy certain other requirements. A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of Common Shares. However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains and gains realized upon the sale, exchange or other disposition of Common Shares.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains and any gains realized upon the sale, exchange or other disposition of Common Shares will be subject to U.S. federal income tax at the rates applicable to U.S. citizens, residents or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.
Very generally, special tax rules would apply if the Fund holds “United States real property interests” (“USRPIs”) (or if the Fund holds assets that would be treated as USRPIs but for certain exceptions applicable to RICs) the fair market value of which equals or exceeds 50% of the sum of the fair market values of the Fund’s USRPIs, interests in real property located outside the United States, and other assets used or held for use in a trade or business. Such rules could result in U.S. tax withholding from certain distributions to foreign shareholders. Furthermore, such foreign shareholders may be required to file a U.S. tax return and pay tax on such distributions and, in certain cases, gain realized on sale of Common Shares, at regular U.S. federal income tax rates. The Fund does not expect to invest in a significant percentage of USRPIs, so these special tax rules are not likely to apply.
The Fund may be required to withhold from distributions to foreign shareholders that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies its foreign status under penalties of perjury or otherwise establishes an exemption.

The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its “United States account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such nonfinancial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial United States owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your own tax advisor regarding FATCA and whether it may be relevant to your ownership and disposition of our Common Shares.
Other Taxation
Shareholders may be subject to state, local and foreign taxes on their distributions from the Fund. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.

CERTAIN ERISA CONSIDERATIONS
Each prospective investor that is, or is acting on behalf of, any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA) subject to Title I of ERISA, (ii) “plan” described in Section 4975(e)(1) of the Code, subject to Section 4975 of the Code (including for e.g., IRA and a “Keogh” plan), (iii) plan, account or other arrangement that is subject to provisions under any Similar Laws, or (iv) entity whose underlying assets are considered to include the assets of any of the foregoing described in clauses (i), (ii) or (iii), pursuant to ERISA or other applicable law (each of the foregoing described in clauses (i), (ii), (iii) and (iv) referred to herein as a “Plan”), must independently determine that our Common Shares are an appropriate investment, taking into account its obligations under ERISA, the Code and applicable Similar Laws.
General Fiduciary Matters
ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan that is a “benefit plan investor” within the meaning of Section 3(42) of ERISA and the Plan Asset Regulations (a “Benefit Plan Investor”) and prohibit certain transactions involving the assets of a Benefit Plan Investor and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of such a Benefit Plan Investor or the management or disposition of the assets of such a Benefit Plan Investor, or who renders investment advice for a fee or other compensation to a Benefit Plan Investor, is generally considered to be a fiduciary of the Benefit Plan Investor. The term Benefit Plan Investor is generally defined to include any (i) “employee benefit plan” as defined in Section 3(3) of ERISA which is subject to the fiduciary responsibility provisions of Title I of ERISA, (ii) “plan” as defined in Section 4975 of the Code, to which the prohibited transaction provisions of Section 4975 of the Code apply (including “Keogh” plans and IRAs), and (iii) entity whose underlying assets are considered to include plan assets by reason an investment in the entity by such an “employee benefit plan” or “plan” (e.g., an entity of which 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors and which does not satisfy another exception under ERISA).
In contemplating an investment in the Fund, each fiduciary of the Plan who is responsible for making such an investment should carefully consider, taking into account the facts and circumstances of the Plan, whether such investment is consistent with the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. Furthermore, absent an exemption, the fiduciaries of a Plan should not invest in the Fund with the assets of any Plan if the Adviser or any of its affiliates is a fiduciary with respect to such assets of the Plan.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit Benefit Plan Investors from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Benefit Plan Investor that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The fiduciary of a Benefit Plan Investor that proposes to purchase or hold any of our Common Shares should consider, among other things, whether such purchase and holding may involve the sale or exchange of any property between a Benefit Plan Investor and a party in interest or disqualified person, or the transfer to, or use by or for the benefit of, a party in interest or disqualified person, of any plan assets. Depending on the satisfaction of certain conditions which may include the identity of the fiduciary of the Benefit Plan Investor making the decision to acquire or hold the shares on behalf of a Benefit Plan Investor, Prohibited Transaction Class Exemption (“PTCE”) 91-38 (relating to investments by bank collective investment funds), PTCE 84-14 (relating to transactions effected by a “qualified professional asset manager”), PTCE 95-60 (relating to investments by an insurance company general account), PTCE 96-23 (relating to transactions directed by an in-house asset manager) or PTCE 90-1 (relating to investments by insurance company pooled separate accounts) could provide an exemption from the prohibited transaction provisions of ERISA and Section 4975 of the Code. However, there can be no assurance that any of the foregoing exemptions or any other class, administrative or statutory exemption will be available with respect to any particular transaction involving the Common Shares. It is also possible that one of these exemptions could apply to some aspect of the acquisition or holding of the Common Shares, but not apply to some other aspect of such acquisition or holding. Each of the above-noted exemptions contains conditions and limitations on its application. Fiduciaries of Benefit Plan Investors considering acquiring and/or holding our Common Shares in reliance on these or any other exemption should carefully review the exemption in consultation with its own legal advisors to assure it is applicable. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Asset Issues
In contemplating an investment in the Fund, fiduciaries of a Plan that is a Benefit Plan Investor should also carefully consider the definition of the term “plan assets” in ERISA and the Plan Asset Regulations. Under ERISA and the Plan Asset Regulations, when a Benefit Plan Investor invests in an equity interest of an entity that is neither a “publicly-offered security” (within the meaning of the Plan Asset Regulations) nor a security issued by an investment company registered under the 1940 Act, the Benefit Plan Investor’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that equity participation in the entity by Benefit Plan Investors is not “significant” within the meaning of ERISA and the Plan Asset Regulations.
Under the Plan Asset Regulations, equity participation in an entity by Benefit Plan Investors is “significant” on any date if, immediately after the most recent acquisition of any equity interest in the entity, 25% or more of the total value of any class of equity interests is held by Benefit Plan Investors. For purposes of this determination, the value of equity interests held by a person (other than a Benefit Plan Investor) who has discretionary authority or control with respect to the assets of the entity or that provides investment advice for a fee (direct or indirect) with respect to such assets (or any affiliate of such a person) is disregarded.
Under the Plan Asset Regulations, a “publicly-offered security” is a security that is (a) “freely transferable,” (b) part of a class of securities that is “widely held,” and (c) (i) sold to the Benefit Plan Investor as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act of 1933, and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act.
The definition of an “operating company” in the Plan Asset Regulations includes, among other things, a “venture capital operating company” (a “VCOC”). Generally, in order to qualify as a VCOC, an entity must demonstrate on its “initial valuation date” and on at least one day within each “annual valuation period,” at least 50% of its assets, valued at cost (other than short-term investments pending long-term commitment or distribution to investors), are invested in operating companies (other than VCOCs) (i.e., operating entities that (x) are primarily engaged directly, or through a majority owned subsidiary or subsidiaries, in the production or sale of a product or service other than the investment of capital, or (y) qualify as “real estate operating companies,” as defined in the Plan Asset Regulations) in which such entity has direct contractual management rights. In addition, to qualify as a VCOC, an entity must, in the ordinary course of its business, actually exercise such management rights with respect to at least one of the operating companies in which it invests. The “initial valuation date” is the date on which the entity first makes an investment that is not a short-term investment of funds pending long-term commitment. An entity’s “annual valuation period” is a pre-established period not exceeding 90 days in duration, which begins no later than the anniversary of the entity’s initial valuation date. The Plan Asset Regulations do not provide specific guidance regarding what rights will qualify as management rights, and the U.S. Department of Labor has consistently taken the position that such determination can only be made in light of the surrounding facts and circumstances of each particular case, substantially limiting the degree to which it can be determined with certainty whether particular rights will satisfy this requirement.
If the assets of the Fund were deemed to be “plan assets” under the Plan Asset Regulations, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by the Fund, and (ii) the possibility that certain transactions in which the Fund might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, the Adviser and/or any other fiduciary that has engaged in the prohibited transaction could be required to (i) restore to the Benefit Plan Investor any profit realized on the transaction and (ii) reimburse the Benefit Plan Investor for any losses suffered by the Benefit Plan Investor as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to an additional tax of 100%. Fiduciaries of Benefit Plan Investors who decide to invest in the Fund could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in the Fund or as co-fiduciaries for actions taken by or on behalf of the Fund or the Adviser. With respect to an IRA that invests in the Fund, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status.
To the extent any class of our Common Shares is not “publicly-offered” or we do not otherwise satisfy another exception to the Plan Asset Regulations, we intend to operate the Fund such that the terms and conditions of our investments, and the rights obtained and exercised with respect to such investments, should enable us to qualify as a VCOC within the meaning of the Plan Asset Regulations, although no assurance can be given in this regard.

In order to avoid the possibility that our assets could be treated as “plan assets,” within the meaning of the Plan Asset Regulations, we may require any person proposing to acquire Common Shares to furnish such information as may be necessary to determine whether such person is a Benefit Plan Investor or a Controlling Person and we will have the power to (a) exclude any shareholder or potential shareholder from purchasing Common Shares; (b) prohibit any redemption of Common Shares; and (c) redeem some or all Common Shares held by any holder if our Board of Trustees determines that there is a substantial likelihood that such holder’s purchase, ownership or redemption of Common Shares would result in our assets to be characterized as plan assets, for purposes of the fiduciary responsibility or prohibited transaction provisions of ERISA or Section 4975 of the Code, and all Common Shares of the Fund shall be subject to such terms and conditions.

Representation

By acceptance of any class of Common Shares, each shareholder will be deemed to have represented and warranted that either (i) no portion of the assets used by such shareholder to acquire or hold our Common Shares constitutes assets of any Plan or (ii) the purchase and holding of our Common Shares by such shareholder will not constitute a non-exempt prohibited transaction under ERISA or Section 4975 of the Code, or similar violation under any applicable Similar Laws.

Reporting of Indirect Compensation

ERISA’s general reporting and disclosure rules, certain Benefit Plan Investors subject to Title I of ERISA are required to file annual reports (Form 5500) with the DOL regarding their assets, liabilities and expenses. To facilitate compliance with these requirements it is noted that the descriptions contained in this prospectus of fees and compensation, including the management fee and incentive compensation payable to the Adviser are intended to satisfy the disclosure requirements for “eligible indirect compensation” for which the alternative reporting option on Schedule C of Form 5500 may be available.

The sale of our Common Shares to a Plan is in no respect a representation by us or any other person associated with this offering of our Common Shares that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.
Each Plan investor is advised to contact its own financial advisor or other fiduciary unrelated to TPG Angelo Gordon, the Adviser or any of our respective affiliates about whether an investment in our Common Shares, or any decision to continue to hold, transfer, vote or provide any consent with respect to any such shares, may be appropriate for the Plan’s circumstances.

CUSTODIAN, TRANSFER AND DISTRIBUTION PAYING AGENT AND REGISTRAR
Our securities are held under a custody agreement by The Bank of New York Mellon. The address of the custodian is 240 Greenwich Street, New York, New York 10286. SS&C Technologies, Inc. will act as our transfer agent, distribution paying agent and registrar. The principal business address of our transfer agent is 1055 Broadway, 7th Floor, Kansas City, MO 64105.

BROKERAGE ALLOCATION AND OTHER PRACTICES
Since we will generally acquire and dispose of our investments in privately negotiated transactions, we will infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Trustees, if any, our Adviser will be primarily responsible for the execution of any publicly-traded securities portfolio transactions and the allocation of brokerage commissions. Our Adviser does not expect to execute transactions through any particular broker or dealer, but will seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, and operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While our Adviser generally will seek reasonably competitive trade execution costs, we will not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, our Adviser may select a broker based partly upon brokerage or research services provided to it and us and any other clients. In return for such services, we may pay a higher commission than other brokers would charge if our Adviser determines in good faith that such commission is reasonable in relation to the services provided.

EXPERTS
The financial statements of TPG Twin Brook Capital Income Fund as of and for the years ended December 31, 2025 and 2024 included in this Form N-2 Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing. The principal business address of Deloitte & Touche LLP is 30 Rockefeller Plaza, New York, NY 10112.

The financial statements for the year ended December 31, 2023 included in this prospectus have so been included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The principal business address of PricewaterhouseCoopers LLP is 300 Madison Avenue, New York, NY 10017.

INTERMEDIARY MANAGER
Foreside Financial Services, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group), acts as the Intermediary Manager of the Fund’s Common Shares on a best efforts basis. The Intermediary Manager’s principal business address is 190 Middle Street, Suite 301, Portland, ME 04101.
LEGAL MATTERS
Certain legal matters in connection with the Common Shares have been passed upon for the Fund by Richards, Layton & Finger. P.A., Wilmington, Delaware. Simpson Thacher & Bartlett LLP, Washington, DC, acts as counsel to the Fund.
AVAILABLE INFORMATION
We have filed with the SEC a registration statement on Form N-2, together with all amendments and related exhibits, under the Securities Act, with respect to the Common Shares offered by this prospectus. The registration statement contains additional information about us and the Common Shares being offered by this prospectus.
We are required to file with or submit to the SEC annual, quarterly and current reports, proxy statements and other information meeting the informational requirements of the Exchange Act. The SEC maintains an internet site that contains reports, proxy and information statements and other information filed electronically by us with the SEC, which are available on the SEC’s website at http://www.sec.gov. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549.

DATA PRIVACY NOTICE

FOR NATURAL PERSONS/INVESTORS ONLY

Rev April 28, 2026

FACTS	WHAT DOES AGTB DO WITH YOUR PERSONAL INFORMATION?

Why?	Financial companies choose how they share your personal information. Federal law gives consumers the right to limit some but not all sharing. Federal law also requires us to tell you how we collect, share, and protect your personal information. Please read this notice carefully to understand what we do.

What?
The types of personal information we collect and share depend on the product or service you have with us. This information can include:
•Social Security number and account balances
•Income and risk tolerance
•Investment experience and employment information

How?	All financial companies need to share customers’ personal information to run their everyday business. In the section below, we list the reasons financial companies can share their customers’ personal information; the reasons AGTB chooses to share; and whether you can limit this sharing.

Reasons we can share your personal information	Does AGTB share?	Can you limit this sharing?
For our everyday business purposes— such as to process your transactions, maintain your account(s), respond to court orders and legal investigations, or report to credit bureau	Yes	No
For our marketing purposes— to offer our products and services to yo	Yes	No
For joint marketing with other financial companies	No	We don’t share
For our affiliates’ everyday business purposes— information about your transactions and experience	Yes	No
For our affiliates’ everyday business purposes— information about your creditworthines	No	We don’t share
For our affiliates to market to you	Yes	Yes
For nonaffiliates to market to you	No	We don’t share

To limit our sharing
Email us at tcap@tpg.com or call us at 877-506-9084.

Please note:

If you are a new customer, we can begin sharing your information 30 days from the date we sent this notice. When you are no longer our customer, we continue to share your information as described in this notice.

However, you can contact us at any time to limit our sharing.

Questions?	Email us at tcap@tpg.com

Who we are
Who is providing this notice?	AGTB Fund Manager, LLC, its affiliates, and its affiliated investment funds and management companies (collectively, “AGTB”).
What we do
How does AGTB protect my personal information?
To protect your personal information from unauthorized access and use, we use security measures that comply with federal law. These measures include computer safeguards and secured files and buildings.

How does AGTB collect my personal information?
We collect your personal information, for example, when you
•open an account or give us your income information
•show your government-issued ID or give us your contact information
•provide employment information
We also collect your personal information from others, such as credit bureaus, affiliates, or other companies.

Why can’t I limit all sharing?
Federal law gives you the right to limit only
•sharing for affiliates’ everyday business purposes—information about your creditworthiness
•affiliates from using your information to market to you
•sharing for nonaffiliates to market to you
State laws and individual companies may give you additional rights to limit sharing. See below for more on your rights under state law

What happens when I limit sharing for an account I hold jointly with someone else?	Your choices will apply to everyone on your account – unless you tell us otherwise.
Definitions
Affiliates
Companies related by common ownership or control. They can be financial and nonfinancial companies.
•Our affiliates include financial companies or investment funds with one of “TPG”, “TPG AG”, “Peppertree”, “The Rise Fund”, “NewQuest”, or “Evercare” in its name.

Nonaffiliates	Companies not related by common ownership or control. They can be financial and nonfinancial companies. •AGTB does not share with nonaffiliates so they can market to you.
Joint marketing	A formal agreement between nonaffiliated financial companies that together market financial products or services to you. •AGTB doesn’t jointly market.

Other important information
California Residents – In accordance with California law, we will not share information we collect about California residents with nonaffiliates except as permitted by law, such as with the consent of the customer or to service the customer’s accounts. We also will limit the sharing of information about you with our affiliates to the extent required by applicable California law
Vermont Residents – In accordance with Vermont law, we will not share information we collect about Vermont residents with nonaffiliates except as permitted by law, such as with the consent of the customer or to service the customer’s accounts. We will not share creditworthiness information about Vermont residents among AGTB’s affiliates except with the authorization or consent of the Vermont resident

Report of Independent Registered Public Accounting Firm

To the shareholders and the Board of Trustees of TPG Twin Brook Capital Income Fund

Opinion on the Consolidated Financial Statements and Financial Highlights

We have audited the accompanying consolidated statements of assets and liabilities of TPG Twin Brook Capital Income Fund (the "Company"), including the consolidated schedule of investments, as of December 31, 2025 and 2024, the related consolidated statements of operations, changes in net assets, cash flows, and financial highlights for each of the two years in the period then ended, and the related notes (collectively referred to as the "financial statements and financial highlights"). In our opinion, the consolidated financial statements and financial highlights present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations, changes in net assets, cash flows, and financial highlights for each of the two years in the period then ended in conformity with accounting principles generally accepted in the United States of America. The information appearing under the senior securities table in Note 13 as of December 31, 2023 and 2022 was audited by other auditors whose report, dated April 30, 2024, expressed an unqualified opinion on such information.

Basis for Opinion

These consolidated financial statements and financial highlights are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements and financial highlights based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements and financial highlights are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements and financial highlights, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements and financial highlights. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and financial highlights. Our procedures included confirmation of investments owned as of December 31, 2025 and 2024, by correspondence with the custodian, loan agents, and borrowers; when replies were not received, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

New York, New York
March 16, 2026
We have served as the Company’s auditor since 2024.

Report of Independent Registered Public Accounting Firm

To the Board of Trustees and Shareholders of TPG Twin Brook Capital Income Fund

Opinion on the Financial Statements

We have audited the consolidated statements of operations, changes in net assets, and cash flows of TPG Twin Brook Capital Income Fund (formerly known as AG Twin Brook Capital Income Fund) and its subsidiaries (the “Company”) for the year ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations, changes in net assets and cash flows of the Company for the year ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP
New York, New York
March 20, 2024

We served as the auditor of one or more investment companies in the AG Twin Brook BDC group from 2019 to 2024.

TPG Twin Brook Capital Income Fund
Consolidated Statements of Assets and Liabilities
(Amounts in thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
Assets
Investments at fair value:
Non-controlled/non-affiliated investments at fair value (amortized cost of $4,190,298 and $3,084,619, respectively)	$4,174,054	$3,080,569
Non-controlled/affiliated investments at fair value (amortized cost of $87,345 and $74,552, respectively)	103,670	80,654
Cash (restricted cash of $85,873 and $71,863, respectively)	162,795	155,524
Cash equivalents	22,007	5,540
Deferred financing costs	27,232	27,997
Interest receivable	17,997	12,479
Unrealized gain on derivative contracts	3,552	1,021
Deferred offering costs	402	1,035
Prepaid expenses	278	1,057
Other assets	781	612
Total assets	$4,512,768	$3,366,488
Liabilities
Debt (Note 5)	$2,031,988	$1,745,999
Interest payable	27,830	33,546
Payable for share repurchase	21,115	—
Dividend payable	18,959	14,602
Income incentive fee payable	7,758	5,465
Management fees payable	6,880	4,578
Accrued expenses and other liabilities payable to affiliate	4,029	3,118
Deferred tax liability	3,937	1,575
Deferred income	2,710	2,373
Unrealized loss on derivative contracts	2,672	14,000
Total liabilities	$2,127,878	$1,825,256
Commitments and contingencies (Note 8)
Net assets
Common shares $0.001 par value, unlimited shares authorized; 94,659,223 and 60,925,719 shares issued and outstanding, respectively	$95	$61
Additional paid-in-capital	2,389,737	1,544,845
Total distributable earnings (loss)	(4,942)	(3,674)
Total net assets	2,384,890	1,541,232
Total liabilities and net assets	$4,512,768	$3,366,488
Net asset value per share	$25.19	$25.30
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Statements of Assets and Liabilities
(Amounts in thousands, except share and per share amounts)

	December 31, 2025	December 31, 2024
Net Asset Value per Share
Class I Shares:
Net assets	$2,104,653	$1,445,050
Common shares $0.001 par value, unlimited shares authorized	83,536,270	57,123,580
Net asset value per share	$25.19	$25.30
Class S Shares:
Net assets	$277,290	$94,351
Common shares $0.001 par value, unlimited shares authorized	11,005,998	3,729,761
Net asset value per share	$25.19	$25.30
Class D Shares:
Net assets	$2,947	$1,831
Common shares $0.001 par value, unlimited shares authorized	116,955	72,378
Net asset value per share	$25.19	$25.30
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Statements of Operations
(Amounts in thousands, except share and per share amounts)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Investment income
Investment income from non-controlled, non-affiliated investments:
Interest	$384,719	$269,645	$127,216
Payment-in-kind interest	5,173	2,249	—
Other	6,721	6,345	2,878
Dividends	813	—	—
Total investment income from non-controlled, non-affiliated investments	397,426	278,239	130,094
Investment income from non-controlled, affiliated investments:
Dividends	610	—	—
Total investment income from non-controlled, affiliated investments	610	—	—
Total investment income	398,036	278,239	130,094
Expenses
Interest	$135,690	$98,006	$42,950
Income incentive fees(1)	27,950	19,400	8,584
Capital gains incentive fees(1)	—	(496)	247
Management fees(1)	23,665	14,813	7,724
Other	4,466	1,992	1,281
Professional fees	2,877	2,472	1,848
Offering costs	2,012	1,460	3,192
Administrative fees(1)	1,372	1,525	1,811
Accounting fees	743	757	677
Insurance fees	498	766	413
Trustees' fees	233	206	180
Distribution and shareholder servicing fees
Class S	1,676	560	31
Class D(2)	6	3	—
Organizational costs	—	—	528
Total expenses	201,188	141,464	69,466
Distribution and shareholder servicing fees waived
Class S	(328)	(316)	(22)
Class D(2)	(4)	—	—
Net expenses	200,856	141,148	69,444
Net investment income (loss) before taxes	$197,180	$137,091	$60,650
The accompanying notes are an integral part of these consolidated financial statements.

Deferred federal tax provision(3)	2,362	205	982
Current federal tax(3)	496	870	—
Net investment income (loss) after taxes	$194,322	$136,016	$59,668
Net realized and unrealized gain (loss) on investment transactions
Net realized gain (loss) on investment transactions:
Non-controlled, non-affiliated investments	183	6	(11)
Non-controlled, affiliated investments	1,479	3,940	37
Foreign currency forward contracts	44	21	17
Net change in unrealized gain (loss) on investment transactions:
Non-controlled, non-affiliated investments	(12,194)	(3,371)	(2,269)
Non-controlled, affiliated investments	10,223	1,623	4,245
Interest rate swaps and options	(461)	(7,808)	—
Foreign currency forward contracts	(52)	90	(44)
Total net realized and unrealized gain (loss) on investment transactions	(778)	$(5,499)	$1,975
Net increase (decrease) in net assets resulting from operations	$193,544	$130,517	$61,643
(1)Refer to Note 6 - Agreements and Related Party Transactions
(2)Class D Shareholder Servicing Fees rounds to less than $1,000 for the year ended December 31, 2023. Class D Shareholder Servicing Fees paid by the Adviser round to less than $1,000 for the year ended December 31, 2024.
(3)Related to the Company’s wholly-owned, consolidated subsidiaries, Twin Brook Equity XVIII Corp. and Twin Brook Equity XXXIII Corp., which are treated as corporations for United States federal income tax purposes
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Statements of Changes in Net Assets
(Amounts in thousands, except share and per share amounts)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Increase (decrease) in net assets resulting from operations
Net investment income (loss)	$194,322	$136,016	$59,668
Net realized gain (loss)	1,706	3,967	43
Net change in unrealized gain (loss)	(2,484)	(9,466)	1,932
Net increase (decrease) in net assets resulting from operations	193,544	130,517	61,643
Dividends
Class I	(182,648)	(130,747)	(60,979)
Class S	(18,940)	(7,048)	(777)
Class D	(238)	(128)	(7)
Net increase (decrease) in net assets resulting from dividends	(201,826)	(137,923)	(61,763)
Capital share transactions
Class I
Proceeds from shares sold	691,367	658,537	236,709
Share transfers between classes	251	2,723	—
Distributions reinvested	44,913	24,497	2,621
Repurchased shares, net of early repurchase deduction	(69,554)	(2,282)	—
Class S
Proceeds from shares sold	175,641	63,094	30,374
Share transfers between classes	(175)	(2,333)	—
Distributions reinvested	9,231	4,033	45
Repurchased shares, net of early repurchase deduction	(858)	—	—
Class D
Proceeds from shares sold	1,347	1,842	327
Share transfers between classes	(76)	(390)	—
Distributions reinvested	73	66	—
Repurchased shares, net of early repurchase deduction	(220)	—	—
Net increase (decrease) in net assets resulting from capital share transactions	851,940	749,787	270,076
Total increase (decreases) in net assets	843,658	742,381	269,956
Net assets, at beginning of period	1,541,232	798,851	528,895
Net assets, at end of period	$2,384,890	$1,541,232	$798,851
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Statements of Cash Flows
(Amounts in thousands, except share and per share amounts)

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities
Net increase (decrease) in net assets resulting from operations	$193,544	$130,517	$61,643
Adjustments to reconcile net increase (decrease) in net assets resulting from operations to net cash used in operating activities:
Net realized (gain) loss on investments	(1,662)	(3,946)	(26)
Net realized (gain) loss on foreign currency forward contracts	(44)	(21)	—
Net change in unrealized (appreciation) depreciation on investments	1,971	1,748	(1,976)
Net change in unrealized (appreciation) depreciation on foreign currency forward contracts	52	(90)	44
Net change in unrealized (appreciation) depreciation on interest rate swaps and options, inclusive of hedging effects	(1,111)	7,725	—
Net accretion on debt instruments	(18,177)	(11,796)	(5,165)
Net paydown gain on debt instruments	(6,074)	(5,366)	(1,000)
Interest received in-kind	(5,173)	(2,249)	(419)
Purchases and drawdowns of investments	(1,806,918)	(2,271,155)	(728,029)
Proceeds from sales and paydowns of investments	719,532	529,960	162,683
Amortization of deferred financing costs	7,159	4,348	1,921
Amortization of deferred offering costs	2,012	1,460	3,192
Change in operating assets and liabilities:
(Increase) decrease in interest receivable	(5,518)	(6,468)	12
(Increase) decrease in other assets	(169)	(612)	—
(Increase) decrease in prepaid expenses	779	(644)	(275)
Increase (decrease) in interest payable	(5,716)	25,722	3,042
Increase (decrease) in accrued expenses and other liabilities payable to affiliate	911	694	1,360
Increase (decrease) in income incentive fees payable	2,293	2,671	1,382
Increase (decrease) in management fees payable	2,302	2,249	932
Increase (decrease) in deferred tax liability	2,362	204	1,371
Increase (decrease) in deferred income	337	1,006	753
Increase (decrease) in capital gains incentive fees payable	—	(496)	247
Increase (decrease) in due to affiliate	—	—	(188)
Net cash used in operating activities	(917,308)	(1,594,539)	(498,496)
Cash flows from financing activities
Dividends paid	(143,252)	(112,638)	(56,891)
Payments for repurchase of common shares	(49,517)	(2,282)	—
Proceeds from issuance of common shares	868,355	723,473	267,410
Borrowings on debt	1,378,400	2,663,800	719,063
Payments on debt	(1,105,200)	(1,555,500)	(399,263)
Payments for deferred financing costs	(6,394)	(22,529)	(3,825)
Payments for deferred offering costs	(1,346)	(1,427)	(3,801)
Net cash provided by financing activities	941,046	1,692,897	522,693
Net change in cash	23,738	98,358	24,197
The accompanying notes are an integral part of these consolidated financial statements.

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash, cash equivalents and restricted cash
Cash, cash equivalents and restricted cash, beginning of period	161,064	62,706	38,509
Cash, cash equivalents and restricted cash, end of period	$184,802	$161,064	$62,706
Supplemental and non-cash information
Distributions reinvested	$54,217	$28,596	$2,666
Cash paid during the period for interest	$135,819	$67,853	$37,987
Dividends payable	$18,959	$14,602	$17,913
The following table provides a reconciliation of cash and restricted cash reported within the consolidated statements of assets and liabilities:
Cash and cash equivalents	$98,929	$89,201	$32,210
Restricted cash	85,873	71,863	30,496
Total cash, restricted cash and cash equivalents	$184,802	$161,064	$62,706

The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Investments
Non-controlled/non-affiliated senior secured debt
Aerospace and defense
AlphaCoin LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	5/6/2025	7/29/2030	$2,610	$(17)	$(12)	0.00%
AlphaCoin LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	7/29/2024	7/29/2030	3,013	2,963	2,999	0.13%
AlphaCoin LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.84%	7/29/2024	7/29/2030	4,509	(69)	(53)	0.00%
AlphaCoin LLC	First lien senior secured term loan	S +	5.00%	8.84%	7/29/2024	7/29/2030	18,823	18,510	18,600	0.78%
AlphaCoin LLC	First lien senior secured term loan	S +	5.00%	8.84%	5/6/2025	7/29/2030	1,904	1,878	1,882	0.08%
Mattco Forge, Inc	First lien senior secured revolving loan	S +	5.25%	8.95%	12/19/2024	12/19/2030	3,691	2,415	2,421	0.10%
Mattco Forge, Inc	First lien senior secured term loan	S +	5.25%	8.92%	12/19/2024	12/19/2030	37,857	37,370	37,430	1.57%
Third Holdco, LLC (6)	First lien senior secured delayed draw term loan	S +	4.75%	8.47%	6/13/2025	6/13/2031	3,624	(49)	(43)	0.00%
Third Holdco, LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.47%	6/13/2025	6/13/2031	6,089	(83)	(72)	0.00%
Third Holdco, LLC	First lien senior secured term loan	S +	4.75%	8.47%	6/13/2025	6/13/2031	24,516	24,173	24,220	1.02%
								87,091	87,372	3.68%
Air freight and logistics
Load One Purchaser Corporation	First lien senior secured revolving loan	S +	7.25%	11.08%	7/28/2023	6/21/2028	$3,557	$151	$150	0.01%
Load One Purchaser Corporation	First lien senior secured term loan	S +	0.25% + 7.00% PIK	11.88%	10/23/2024	6/21/2028	1,002	981	984	0.04%
Load One Purchaser Corporation	First lien senior secured term loan	S +	0.25% + 7.00% PIK	11.18%	2/26/2025	6/21/2028	14,317	14,047	14,061	0.59%
Load One Purchaser Corporation	First lien senior secured term loan	12.00%		12.00%	11/21/2025	6/21/2028	48	48	47	0.00%
Zipline Logistics, LLC	First lien senior secured revolving loan	S +	3.00% + 3.00% PIK	9.83%	2/26/2025	9/19/2027	1,729	1,296	825	0.03%
Zipline Logistics, LLC	First lien senior secured term loan	S +	3.00% + 3.00% PIK	9.83%	2/26/2025	9/19/2027	6,958	6,842	4,959	0.21%
								23,365	21,026	0.88%
Auto components
A.P.A. Industries, LLC (6)(9)	First lien senior secured revolving loan	S +	5.25%	8.98%	12/17/2025	1/10/2028	$1,979	$(28)	$(20)	0.00%
A.P.A. Industries, LLC	First lien senior secured term loan	S +	5.25%	8.98%	12/17/2025	1/10/2028	14,186	13,986	14,044	0.59%
AirPro Diagnostics, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.47%	2/21/2025	2/21/2030	3,163	6	11	0.00%
AirPro Diagnostics, LLC	First lien senior secured revolving loan	S +	5.25%	9.09%	2/21/2025	2/21/2030	1,822	585	587	0.02%
AirPro Diagnostics, LLC	First lien senior secured term loan	S +	5.25%	9.09%	2/21/2025	2/21/2030	8,477	8,368	8,377	0.35%
AvCarb, LLC	First lien senior secured delayed draw term loan	S +	2.00% + 5.00% PIK	10.93%	7/28/2023	11/12/2026	255	252	213	0.01%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
AvCarb, LLC	First lien senior secured revolving loan	S +	7.00%	10.99%	7/28/2023	11/12/2026	38	37	31	0.00%
AvCarb, LLC	First lien senior secured term loan	S +	2.00% + 5.00% PIK	10.93%	7/28/2023	11/12/2026	543	539	454	0.02%
Bestop, Inc	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	3/29/2024	3/29/2029	6,767	1,253	1,265	0.05%
Bestop, Inc (6)	First lien senior secured revolving loan	S +	5.50%	9.17%	2/26/2025	3/29/2029	7,081	(100)	(87)	0.00%
Bestop, Inc	First lien senior secured term loan	S +	5.50%	9.17%	3/29/2024	3/29/2029	43,582	42,921	43,047	1.80%
BSC ASI Buyer, LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	12/31/2024	12/31/2027	3,661	(24)	(20)	0.00%
BSC ASI Buyer, LLC	First lien senior secured term loan	S +	5.00%	8.67%	12/31/2024	12/31/2027	29,527	29,322	29,357	1.23%
Raneys, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	2/26/2025	6/7/2027	4,786	4,744	4,752	0.20%
Raneys, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.17%	10/23/2024	6/7/2027	1,964	(16)	(14)	0.00%
Raneys, LLC	First lien senior secured term loan	S +	5.50%	9.17%	2/26/2025	6/7/2027	13,317	13,196	13,220	0.55%
								115,041	115,217	4.82%
Building products
US Anchors Group Inc (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	12/31/2025	7/16/2029	$2,139	$(13)	$(21)	0.00%
US Anchors Group Inc	First lien senior secured revolving loan	S +	5.00%	8.73%	6/25/2025	7/16/2029	4,338	357	393	0.02%
US Anchors Group Inc	First lien senior secured term loan	S +	5.00%	8.67%	6/25/2025	7/16/2029	20,798	20,400	20,598	0.86%
								20,744	20,970	0.88%
Chemicals
A. P. Nonweiler Co. Inc. (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	9/30/2025	9/30/2030	$1,523	$(22)	$(19)	0.00%
A. P. Nonweiler Co. Inc	First lien senior secured term loan	S +	4.75%	8.42%	9/30/2025	9/30/2030	13,046	12,856	12,883	0.54%
AM Buyer, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.34%	3/6/2025	5/1/2027	851	(4)	(3)	0.00%
AM Buyer, LLC	First lien senior secured term loan	S +	5.50%	9.34%	3/6/2025	5/1/2027	4,291	4,268	4,273	0.18%
Answer Acquisition, LLC	First lien senior secured revolving loan	S +	6.00%	9.75%	1/16/2024	6/30/2028	759	221	220	0.01%
Answer Acquisition, LLC	First lien senior secured term loan	S +	6.00%	9.82%	7/28/2023	6/30/2028	1,647	1,637	1,631	0.07%
Answer Acquisition, LLC	First lien senior secured term loan	S +	6.00%	9.82%	1/16/2024	6/30/2028	843	835	835	0.04%
Answer Acquisition, LLC	First lien senior secured term loan	S +	6.00%	9.82%	6/7/2024	6/30/2028	9,823	9,706	9,728	0.41%
Custom Agronomics Holdings, LLC	First lien senior secured revolving loan	S +	6.50%	10.33%	9/25/2025	8/30/2027	2,976	719	729	0.03%
Custom Agronomics Holdings, LLC	First lien senior secured term loan	S +	6.50%	10.43%	7/28/2023	8/30/2027	4,040	4,000	4,020	0.17%
Custom Agronomics Holdings, LLC	First lien senior secured term loan	S +	6.50%	10.43%	9/25/2025	8/30/2027	490	486	487	0.02%
Custom Agronomics Holdings, LLC	First lien senior secured term loan	S +	6.50%	10.43%	2/26/2025	8/30/2027	2,492	2,467	2,479	0.10%
Polycorp Ltd	First lien senior secured delayed draw term loan	S +	4.75%	8.47%	1/24/2024	1/24/2030	14,839	8,092	8,132	0.34%
Polycorp Ltd (6)	First lien senior secured revolving loan	S +	4.75%	8.47%	1/24/2024	1/24/2030	3,723	(58)	(42)	0.00%
Polycorp Ltd	First lien senior secured term loan	S +	4.75%	8.47%	1/24/2024	1/24/2030	17,873	17,613	17,670	0.74%
Polycorp Ltd	First lien senior secured term loan	S +	4.75%	8.47%	2/28/2025	1/24/2030	5,338	5,267	5,277	0.22%
Teel Plastics, LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	4/22/2025	4/22/2030	3,909	(34)	(27)	0.00%
Teel Plastics, LLC	First lien senior secured term loan	S +	4.75%	8.42%	4/22/2025	4/22/2030	31,583	31,283	31,351	1.31%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
								99,332	99,624	4.18%
Commercial services and supplies
Alliance Environmental Group, LLC	First lien senior secured delayed draw term loan	S +	7.00%	10.93%	2/26/2025	12/30/2027	$62	$59	$23	0.00%
Alliance Environmental Group, LLC	First lien senior secured revolving loan	S +	7.00%	10.93%	7/28/2023	12/30/2027	41	29	4	0.00%
Alliance Environmental Group, LLC	First lien senior secured revolving loan	S +	7.00%	10.93%	6/17/2025	12/30/2027	8	—	—	0.00%
Alliance Environmental Group, LLC	First lien senior secured term loan	S +	7.00%	10.93%	12/29/2023	12/30/2027	2,473	2,349	921	0.04%
Capstone Mechanical LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	11/20/2025	11/20/2030	6,161	(76)	(76)	0.00%
Capstone Mechanical LLC	First lien senior secured revolving loan	S +	5.00%	8.72%	11/20/2025	11/20/2030	1,492	71	71	0.00%
Capstone Mechanical LLC	First lien senior secured term loan	S +	5.00%	8.67%	11/20/2025	11/20/2030	2,500	2,469	2,469	0.10%
Franchise Fastlane, LLC (6)	First lien senior secured revolving loan	S +	5.75%	9.58%	7/28/2023	5/2/2027	15	—	—	0.00%
Franchise Fastlane, LLC	First lien senior secured term loan	S +	5.75%	9.58%	7/28/2023	5/2/2027	1,060	1,053	1,052	0.04%
Gold Medal Holdings, Inc	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	6/14/2024	3/17/2027	2,827	965	968	0.04%
Gold Medal Holdings, Inc (10)	First lien senior secured revolving loan	S +	5.75%	9.42%	6/14/2024	3/17/2027	1,444	620	621	0.03%
Gold Medal Holdings, Inc	First lien senior secured term loan	S +	5.75%	9.42%	2/26/2025	3/17/2027	11,963	11,907	11,914	0.50%
Green Monster Acquisition, LLC	First lien senior secured revolving loan	S +	6.00%	10.10%	7/28/2023	12/28/2026	38	15	15	0.00%
Green Monster Acquisition, LLC	First lien senior secured term loan	S +	6.00%	10.10%	2/26/2025	12/28/2026	1,134	1,129	1,128	0.05%
HLSG Intermediate, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.08%	3/14/2025	3/31/2029	2,811	999	1,016	0.04%
HLSG Intermediate, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.08%	2/26/2025	3/31/2029	349	344	347	0.01%
HLSG Intermediate, LLC (11)	First lien senior secured revolving loan	S +	5.25%	9.08%	3/14/2025	3/31/2029	1,051	322	328	0.01%
HLSG Intermediate, LLC	First lien senior secured term loan	S +	5.25%	9.08%	3/14/2025	3/31/2029	3,395	3,361	3,376	0.14%
HLSG Intermediate, LLC	First lien senior secured term loan	S +	5.25%	9.08%	2/26/2025	3/31/2029	632	622	629	0.03%
Innovative Discovery Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	12/31/2025	12/31/2030	10,230	(77)	(77)	0.00%
Innovative Discovery Acquisition, LLC (6)(12)	First lien senior secured revolving loan	S +	5.50%	9.17%	12/31/2025	12/31/2030	447	(7)	(7)	0.00%
Innovative Discovery Acquisition, LLC	First lien senior secured term loan	S +	5.50%	9.17%	12/31/2025	12/31/2030	19,444	19,152	19,152	0.80%
Nimlok Company, LLC (6)(13)	First lien senior secured revolving loan	S +	5.25%	9.10%	11/3/2025	11/27/2027	1,498	(11)	(11)	0.00%
Nimlok Company, LLC	First lien senior secured term loan	S +	5.25%	9.10%	11/3/2025	11/27/2027	30,431	30,221	30,209	1.27%
Polaris Labs Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	9/17/2024	9/17/2029	2,123	(32)	(29)	0.00%
Polaris Labs Acquisition, LLC	First lien senior secured term loan	S +	5.00%	8.67%	9/17/2024	9/17/2029	6,378	6,279	6,289	0.26%
PRA Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.50%	10.32%	7/28/2023	5/12/2028	56	(1)	(1)	0.00%
PRA Acquisition, LLC	First lien senior secured term loan	S +	6.50%	10.32%	7/28/2023	5/12/2028	557	550	549	0.02%
Precision Point Metrics, Inc	First lien senior secured delayed draw term loan	S +	4.75%	8.47%	7/1/2025	7/1/2031	7,250	4,107	4,122	0.17%
Precision Point Metrics, Inc (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	7/1/2025	7/1/2031	2,030	(28)	(24)	0.00%
Precision Point Metrics, Inc	First lien senior secured term loan	S +	4.75%	8.42%	7/1/2025	7/1/2031	8,115	8,000	8,016	0.34%
Quality Liaison Services of North America, Inc	First lien senior secured revolving loan	S +	6.00%	9.99%	7/28/2023	5/2/2028	1,629	698	699	0.03%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Quality Liaison Services of North America, Inc	First lien senior secured term loan	S +	6.00%	9.99%	7/28/2023	5/2/2028	12,198	12,055	12,060	0.51%
Rapid Fire Safety and Security, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.75%	1/2/2025	1/2/2030	5,449	4,594	4,601	0.19%
Rapid Fire Safety and Security, LLC	First lien senior secured revolving loan	S +	5.00%	8.67%	1/2/2025	1/2/2030	1,885	1,557	1,559	0.07%
Rapid Fire Safety and Security, LLC	First lien senior secured term loan	S +	5.00%	8.67%	1/2/2025	1/2/2030	3,951	3,893	3,899	0.16%
Superscapes Holdco, LLC	First lien senior secured revolving loan	S +	5.50%	9.34%	4/7/2025	4/7/2030	2,166	251	254	0.01%
Superscapes Holdco, LLC	First lien senior secured term loan	S +	5.50%	9.17%	4/7/2025	4/7/2030	17,818	17,578	17,609	0.74%
TCG Services, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.34%	7/31/2025	7/31/2031	7,250	(51)	(35)	0.00%
TCG Services, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.34%	7/31/2025	7/31/2031	2,030	(28)	(25)	0.00%
TCG Services, LLC	First lien senior secured term loan	S +	5.50%	9.34%	7/31/2025	7/31/2031	7,413	7,306	7,322	0.31%
								142,244	140,937	5.91%
Construction and engineering
AKS Engineering and Forestry, LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.47%	1/7/2025	1/7/2031	$2,890	$(36)	$(32)	0.00%
AKS Engineering and Forestry, LLC	First lien senior secured term loan	S +	4.75%	8.47%	1/7/2025	1/7/2031	19,827	19,568	19,601	0.82%
AKS Engineering and Forestry, LLC	First lien senior secured term loan	S +	4.75%	8.47%	11/3/2025	1/7/2031	4,279	4,217	4,230	0.18%
BCI Burke Holding Corp	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	2/26/2025	12/14/2027	1,437	1,426	1,429	0.06%
BCI Burke Holding Corp (6)	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	10/10/2024	12/14/2027	6,588	(40)	(34)	0.00%
BCI Burke Holding Corp (6)	First lien senior secured revolving loan	S +	5.75%	9.42%	10/10/2024	12/14/2027	2,447	(17)	(13)	0.00%
BCI Burke Holding Corp	First lien senior secured term loan	S +	5.75%	9.42%	10/10/2024	12/14/2027	16,829	16,721	16,743	0.70%
Capital Construction, LLC (6)	First lien senior secured delayed draw term loan	S +	5.75%	9.89%	6/30/2025	10/22/2026	9,173	(42)	(35)	0.00%
Capital Construction, LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.89%	6/30/2025	10/22/2026	3,169	3,139	3,139	0.13%
Capital Construction, LLC	First lien senior secured term loan	S +	5.75%	9.89%	6/30/2025	10/22/2026	5,989	5,930	5,927	0.25%
CHS Holdco, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	5/27/2025	5/27/2031	18,081	7,667	7,701	0.32%
CHS Holdco, LLC	First lien senior secured revolving loan	S +	5.00%	8.65%	5/27/2025	5/27/2031	6,089	3,469	3,480	0.15%
CHS Holdco, LLC	First lien senior secured term loan	S +	5.00%	8.67%	5/27/2025	5/27/2031	18,029	17,770	17,813	0.75%
Compass Restoration Intermediary Holdings, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.09%	1/31/2025	1/31/2030	2,491	707	710	0.03%
Compass Restoration Intermediary Holdings, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.09%	1/31/2025	1/31/2030	1,218	(20)	(18)	0.00%
Compass Restoration Intermediary Holdings, LLC	First lien senior secured term loan	S +	5.25%	9.09%	1/31/2025	1/31/2030	6,922	6,809	6,817	0.29%
Highland Acquisition, Inc	First lien senior secured revolving loan	S +	5.75%	9.59%	9/3/2024	3/9/2027	2,213	427	426	0.02%
Highland Acquisition, Inc	First lien senior secured term loan	S +	5.75%	9.59%	9/3/2024	3/9/2027	10,740	10,662	10,657	0.45%
Ironhorse Purchaser, LLC	First lien senior secured delayed draw term loan	S +	5.25%	8.97%	9/30/2022	9/30/2027	8,563	8,504	8,508	0.36%
Ironhorse Purchaser, LLC (6)(14)	First lien senior secured revolving loan	S +	5.25%	8.97%	2/1/2023	9/30/2027	5,813	(49)	(38)	0.00%
Ironhorse Purchaser, LLC	First lien senior secured term loan	S +	5.25%	8.97%	2/26/2025	9/30/2027	29,251	29,009	29,033	1.22%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Redwood Buyer, LLC (6)	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	1/3/2025	1/3/2030	7,615	(122)	(112)	0.00%
Redwood Buyer, LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	1/3/2025	1/3/2030	1,884	(30)	(28)	0.00%
Redwood Buyer, LLC	First lien senior secured term loan	S +	4.75%	8.42%	1/3/2025	1/3/2030	9,034	8,884	8,896	0.37%
Rose Paving, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	11/27/2024	11/7/2029	3,714	3,595	3,599	0.15%
Rose Paving, LLC	First lien senior secured revolving loan	S +	5.00%	8.88%	2/26/2025	11/7/2029	8,626	5,152	5,175	0.22%
Rose Paving, LLC	First lien senior secured term loan	S +	5.00%	8.84%	7/28/2023	11/7/2029	17,075	16,785	16,888	0.71%
Rose Paving, LLC	First lien senior secured term loan	S +	5.00%	8.84%	5/1/2024	11/7/2029	1,767	1,738	1,748	0.07%
Rose Paving, LLC	First lien senior secured term loan	S +	5.00%	8.84%	11/27/2024	11/7/2029	13,024	12,868	12,881	0.54%
								184,691	185,091	7.79%
Containers and packaging
Bulk Lift International, LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.18%	7/28/2023	11/15/2027	$125	$123	$123	0.01%
Bulk Lift International, LLC	First lien senior secured revolving loan	S +	6.25%	10.35%	7/28/2023	11/15/2027	1,801	236	233	0.01%
Bulk Lift International, LLC	First lien senior secured term loan	S +	6.25%	10.18%	1/17/2024	11/15/2027	8,042	7,927	7,932	0.33%
Innovative FlexPak, LLC (8)	First lien senior secured delayed draw term loan	20.00% PIK		20.00%	7/31/2025	1/23/2027	459	257	28	0.00%
Innovative FlexPak, LLC (8)	First lien senior secured revolving loan	S +	7.00%	10.83%	7/28/2023	1/23/2027	627	496	238	0.01%
Innovative FlexPak, LLC (8)	First lien senior secured term loan	S +	7.00%	10.83%	7/28/2023	1/23/2027	2,616	2,274	1,195	0.05%
Innovative FlexPak, LLC (8)	First lien senior secured term loan	20.00% PIK		20.00%	2/26/2025	1/23/2027	896	567	409	0.02%
Johns Byrne LLC	First lien senior secured delayed draw term loan	S +	6.25%	9.95%	8/31/2023	8/31/2029	2,575	2,536	2,538	0.11%
Johns Byrne LLC (6)	First lien senior secured revolving loan	S +	6.25%	9.92%	8/31/2023	8/31/2029	1,460	(22)	(21)	0.00%
Johns Byrne LLC	First lien senior secured term loan	S +	6.25%	9.92%	8/31/2023	8/31/2029	9,276	9,123	9,128	0.38%
K-1 Packaging Group LLC	First lien senior secured revolving loan	S +	6.25%	10.35%	10/6/2022	10/6/2027	6,748	1,206	1,209	0.05%
K-1 Packaging Group LLC	First lien senior secured term loan	S +	6.25%	10.18%	2/26/2025	10/6/2027	30,766	30,437	30,468	1.28%
MRC Keeler Acquisition LLC	First lien senior secured delayed draw term loan	S +	6.50%	10.32%	2/26/2025	6/4/2027	4	4	4	0.00%
MRC Keeler Acquisition LLC (6)	First lien senior secured revolving loan	S +	6.50%	10.32%	7/28/2023	6/4/2027	150	—	(2)	0.00%
MRC Keeler Acquisition LLC	First lien senior secured term loan	S +	6.50%	10.32%	7/28/2023	6/4/2027	908	908	898	0.04%
SCP Cold Chain Packaging Buyer Corp (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	6/27/2025	6/27/2031	7,248	(41)	(26)	0.00%
SCP Cold Chain Packaging Buyer Corp (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	6/27/2025	6/27/2031	3,247	(37)	(31)	0.00%
SCP Cold Chain Packaging Buyer Corp	First lien senior secured term loan	S +	5.00%	8.67%	6/27/2025	6/27/2031	19,111	18,891	18,927	0.79%
Sixarp, LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	9/22/2025	8/5/2029	1,722	(16)	(13)	0.00%
Sixarp, LLC	First lien senior secured revolving loan	S +	5.25%	8.92%	9/22/2025	8/5/2029	3,045	306	312	0.01%
Sixarp, LLC	First lien senior secured term loan	S +	5.25%	8.92%	9/22/2025	8/5/2029	20,408	20,213	20,255	0.85%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Vanguard Packaging, LLC	First lien senior secured revolving loan	S +	5.25%	9.85%	3/29/2024	8/9/2026	4,408	1,456	1,458	0.06%
Vanguard Packaging, LLC	First lien senior secured term loan	S +	5.25%	9.08%	3/29/2024	8/9/2026	10,064	10,029	10,033	0.42%
								106,873	105,295	4.42%
Distributors
RTP Acquisition, LLC	First lien senior secured revolving loan	S +	4.50% + 2.25% PIK	10.58%	7/28/2023	8/17/2027	$39	$38	$29	0.00%
RTP Acquisition, LLC	First lien senior secured term loan	S +	4.50% + 2.25% PIK	10.85%	12/13/2023	8/17/2027	2,764	2,743	2,074	0.09%
								2,781	2,103	0.09%
Diversified consumer services
50Floor, LLC	First lien senior secured revolving loan	S +	3.00%	7.12%	7/28/2023	3/31/2028	$214	$105	$89	0.00%
50Floor, LLC	First lien senior secured term loan	S +	3.00%	7.12%	7/28/2023	3/31/2028	1,137	1,116	1,039	0.04%
ACES Intermediate, Inc (6)	First lien senior secured revolving loan	S +	5.00%	8.83%	7/28/2023	7/27/2027	7,114	(63)	(36)	0.00%
ACES Intermediate, Inc	First lien senior secured term loan	S +	5.00%	8.83%	3/21/2025	7/27/2027	37,404	37,057	37,217	1.56%
CL Services Acquisition, LLC	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	7/28/2023	4/25/2028	7,136	7,011	7,047	0.30%
CL Services Acquisition, LLC	First lien senior secured delayed draw term loan	S +	4.75%	8.49%	5/7/2024	4/25/2028	8,453	8,316	8,347	0.35%
CL Services Acquisition, LLC	First lien senior secured delayed draw term loan	S +	4.75%	8.57%	9/19/2025	4/25/2028	32,288	9,163	9,197	0.39%
CL Services Acquisition, LLC	First lien senior secured revolving loan	S +	4.75%	8.42%	9/19/2025	4/25/2028	5,435	416	429	0.02%
CL Services Acquisition, LLC	First lien senior secured term loan	S +	4.75%	8.59%	9/19/2025	4/25/2028	13,589	13,335	13,419	0.56%
Esquire Deposition Solutions, LLC	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	7/1/2024	12/30/2028	6,673	6,596	6,613	0.28%
Esquire Deposition Solutions, LLC	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	2/26/2025	12/30/2028	6,896	6,806	6,834	0.29%
Esquire Deposition Solutions, LLC (6)	First lien senior secured revolving loan	S +	5.25%	8.92%	7/1/2024	12/30/2028	7,666	(91)	(69)	0.00%
Esquire Deposition Solutions, LLC	First lien senior secured term loan	S +	5.25%	8.92%	2/26/2025	12/30/2028	47,749	47,212	47,319	1.98%
Harley Exteriors Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.34%	8/2/2024	8/1/2029	3,929	2,763	2,768	0.12%
Harley Exteriors Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.34%	8/2/2024	8/2/2029	1,322	(22)	(21)	0.00%
Harley Exteriors Acquisition, LLC	First lien senior secured term loan	S +	5.50%	9.34%	8/2/2024	8/2/2029	8,439	8,295	8,305	0.35%
Home Brands Group Holdings, Inc (6)	First lien senior secured revolving loan	S +	5.00%	8.72%	7/28/2023	1/8/2028	48	—	—	0.00%
Home Brands Group Holdings, Inc	First lien senior secured term loan	S +	5.00%	8.72%	6/10/2025	1/8/2028	12,034	11,928	11,957	0.50%
HTI Intermediate, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.98%	3/1/2024	3/1/2030	2,348	2,311	2,319	0.10%
HTI Intermediate, LLC	First lien senior secured revolving loan	S +	5.00%	10.08%	7/2/2025	3/1/2030	2,588	482	485	0.02%
HTI Intermediate, LLC	First lien senior secured term loan	S +	5.00%	8.98%	7/2/2025	3/1/2030	1,773	1,749	1,751	0.07%
HTI Intermediate, LLC	First lien senior secured term loan	S +	5.00%	8.77%	3/1/2024	3/1/2030	5,008	4,934	4,945	0.21%
ISSA, LLC	First lien senior secured revolving loan	S +	6.50%	10.28%	7/28/2023	3/1/2028	131	38	38	0.00%
ISSA, LLC	First lien senior secured term loan	S +	6.50%	10.17%	10/6/2023	3/1/2028	1,820	1,803	1,797	0.08%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Juniper Landscaping Holdings LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.44%	2/26/2025	12/29/2027	5,831	5,775	5,783	0.24%
Juniper Landscaping Holdings LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.56%	5/23/2025	12/29/2027	8,014	1,896	1,884	0.08%
Juniper Landscaping Holdings LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.43%	7/28/2023	12/29/2027	85	85	85	0.00%
Juniper Landscaping Holdings LLC (15)	First lien senior secured revolving loan	S +	5.75%	9.51%	5/23/2025	12/29/2027	3,103	771	781	0.03%
Juniper Landscaping Holdings LLC	First lien senior secured term loan	S +	5.75%	9.43%	5/23/2025	12/29/2027	3,965	3,917	3,933	0.16%
Lawn Care Holdings Purchaser, Inc	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	10/24/2023	10/24/2028	4,520	4,436	4,486	0.19%
Lawn Care Holdings Purchaser, Inc	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	11/22/2024	10/24/2028	13,901	9,238	9,258	0.39%
Lawn Care Holdings Purchaser, Inc (16)	First lien senior secured revolving loan	P +	4.50%	11.25%	11/22/2024	10/24/2028	2,698	507	519	0.02%
Lawn Care Holdings Purchaser, Inc	First lien senior secured term loan	S +	5.50%	9.17%	11/22/2024	10/24/2028	7,120	7,016	7,066	0.30%
PPW Acquisition, LLC	First lien senior secured revolving loan	S +	6.75%	10.68%	7/28/2023	3/31/2028	38	11	9	0.00%
PPW Acquisition, LLC	First lien senior secured term loan	S +	4.25% + 2.50% PIK	10.68%	7/28/2023	3/31/2028	622	612	590	0.02%
Premier Early Childhood Education Partners LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.93%	11/22/2023	11/22/2028	10,809	10,642	10,717	0.45%
Premier Early Childhood Education Partners LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.93%	9/25/2024	11/22/2028	8,973	8,855	8,896	0.37%
Premier Early Childhood Education Partners LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.92%	3/27/2025	11/22/2028	8,403	6,335	6,346	0.27%
Premier Early Childhood Education Partners LLC	First lien senior secured revolving loan	S +	6.00%	9.84%	11/22/2023	11/22/2028	1,380	531	540	0.02%
Premier Early Childhood Education Partners LLC	First lien senior secured term loan	S +	6.00%	9.93%	11/22/2023	11/22/2028	8,146	8,006	8,077	0.34%
TSR Concrete Intermediate, LLC (6)	First lien senior secured delayed draw term loan	S +	4.50%	8.17%	12/31/2025	12/31/2031	12,868	(64)	(64)	0.00%
TSR Concrete Intermediate, LLC (6)	First lien senior secured revolving loan	S +	4.50%	8.17%	12/31/2025	12/31/2031	6,220	(62)	(62)	0.00%
TSR Concrete Intermediate, LLC	First lien senior secured term loan	S +	4.50%	8.17%	12/31/2025	12/31/2031	25,186	24,934	24,934	1.05%
United Land Services Opco Parent, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.10%	7/28/2023	3/23/2027	1,221	1,216	1,219	0.05%
United Land Services Opco Parent, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.10%	7/28/2023	3/23/2027	371	369	370	0.02%
United Land Services Opco Parent, LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.96%	12/11/2025	3/23/2027	8,020	4,361	4,372	0.18%
United Land Services Opco Parent, LLC (6)(17)	First lien senior secured revolving loan	S +	6.00%	10.10%	7/28/2023	3/23/2027	150	(1)	—	0.00%
United Land Services Opco Parent, LLC	First lien senior secured term loan	S +	6.00%	10.10%	7/28/2023	3/23/2027	348	347	348	0.01%
Yard-Nique, Inc	First lien senior secured delayed draw term loan	S +	6.50%	10.32%	6/30/2025	4/30/2026	7,640	6,737	6,787	0.28%
Yard-Nique, Inc	First lien senior secured delayed draw term loan	S +	6.50%	10.32%	7/28/2023	4/30/2026	2,542	2,536	2,536	0.11%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Yard-Nique, Inc	First lien senior secured revolving loan	S +	6.50%	10.32%	4/30/2024	4/30/2026	1,947	1,803	1,806	0.08%
Yard-Nique, Inc	First lien senior secured term loan	S +	6.50%	10.32%	2/26/2025	4/30/2026	6,928	6,904	6,903	0.29%
								288,973	289,908	12.17%
Electrical equipment
AEP Passion Intermediate Holdings, Inc	First lien senior secured delayed draw term loan	S +	1.75% + 4.75% PIK	10.32%	2/26/2025	10/5/2027	$72	$71	$71	0.00%
AEP Passion Intermediate Holdings, Inc	First lien senior secured revolving loan	S +	6.50%	10.49%	7/28/2023	10/5/2027	48	15	15	0.00%
AEP Passion Intermediate Holdings, Inc	First lien senior secured revolving loan	S +	1.75% + 4.75% PIK	10.49%	7/28/2023	10/5/2027	1	1	1	0.00%
AEP Passion Intermediate Holdings, Inc	First lien senior secured term loan	S +	1.75% + 4.75% PIK	10.49%	7/28/2023	10/5/2027	1,291	1,275	1,271	0.05%
BPCP NSA Intermedco, Inc	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	5/17/2024	5/17/2030	12,205	12,056	12,117	0.51%
BPCP NSA Intermedco, Inc (6)	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	12/15/2025	5/17/2030	8,953	(33)	(33)	0.00%
BPCP NSA Intermedco, Inc (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	5/17/2024	5/17/2030	5,930	(65)	(43)	0.00%
BPCP NSA Intermedco, Inc	First lien senior secured term loan	S +	4.75%	8.42%	12/15/2025	5/17/2030	36,616	36,184	36,352	1.52%
SENS Intermediate Holdings LLC (6)	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	3/10/2025	3/10/2031	3,468	(22)	(16)	0.00%
SENS Intermediate Holdings LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	3/10/2025	3/10/2031	2,664	(35)	(30)	0.00%
SENS Intermediate Holdings LLC	First lien senior secured term loan	S +	4.75%	8.42%	3/10/2025	3/10/2031	9,753	9,624	9,643	0.40%
WCI Volt Purchaser, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.08%	9/15/2022	9/15/2028	2,249	(20)	(19)	0.00%
WCI Volt Purchaser, LLC	First lien senior secured term loan	S +	5.25%	9.08%	9/15/2022	9/15/2028	7,721	7,640	7,647	0.32%
								66,691	66,976	2.80%
Electronic equipment, instruments and components
ADC Purchaser Inc (6)	First lien senior secured revolving loan	S +	4.50%	8.17%	7/16/2025	7/16/2031	$6,013	$(70)	$(58)	0.00%
ADC Purchaser Inc	First lien senior secured term loan	S +	4.50%	8.17%	7/16/2025	7/16/2031	30,802	30,433	30,501	1.28%
Advanced Lighting Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.22%	2/27/2025	11/22/2027	1,215	(8)	(7)	0.00%
Advanced Lighting Acquisition, LLC	First lien senior secured term loan	S +	5.50%	9.22%	2/27/2025	11/22/2027	6,956	6,903	6,913	0.29%
Nelson Name Plate Company	First lien senior secured delayed draw term loan	S +	5.75%	9.68%	7/28/2023	10/18/2026	115	115	115	0.00%
Nelson Name Plate Company	First lien senior secured revolving loan	S +	5.75%	9.69%	7/28/2023	10/18/2026	90	33	33	0.00%
Nelson Name Plate Company	First lien senior secured term loan	S +	5.75%	9.68%	5/30/2025	10/18/2026	3,422	3,394	3,401	0.14%
								40,800	40,898	1.71%
Food and staples retailing
Ever Fresh Fruit Company, LLC	First lien senior secured delayed draw term loan	S +	6.50%	10.32%	6/5/2024	11/17/2028	$1,351	$1,333	$1,335	0.06%
Ever Fresh Fruit Company, LLC (6)	First lien senior secured revolving loan	S +	6.50%	10.32%	11/17/2023	11/17/2028	1,380	(21)	(17)	0.00%
Ever Fresh Fruit Company, LLC	First lien senior secured term loan	S +	6.50%	10.32%	11/17/2023	11/17/2028	7,215	7,094	7,129	0.30%
Mad Rose Company, LLC (18)	First lien senior secured revolving loan	S +	6.50%	10.51%	12/5/2023	5/7/2026	395	141	141	0.01%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Mad Rose Company, LLC	First lien senior secured term loan	S +	6.50%	10.60%	12/5/2023	5/7/2026	2,869	2,861	2,860	0.12%
NutriScience Innovations, LLC (6)(19)	First lien senior secured revolving loan	S +	6.00%	9.67%	7/28/2023	12/31/2026	131	(1)	(1)	0.00%
NutriScience Innovations, LLC	First lien senior secured term loan	S +	6.00%	9.67%	10/15/2024	12/31/2026	1,559	1,556	1,553	0.07%
Premier Produce One, LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	11/24/2025	9/21/2030	10,460	(64)	(64)	0.00%
Premier Produce One, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.88%	3/21/2025	9/21/2030	4,272	4,203	4,246	0.18%
Premier Produce One, LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	11/24/2025	9/21/2030	3,972	(56)	(49)	0.00%
Premier Produce One, LLC	First lien senior secured term loan	S +	5.00%	8.88%	11/24/2025	9/21/2030	13,714	13,547	13,545	0.57%
Premier Produce One, LLC	First lien senior secured term loan	S +	5.00%	8.67%	3/21/2025	9/21/2030	5,653	5,565	5,584	0.23%
Qin's Buffalo, LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.47%	7/28/2023	5/5/2027	74	73	73	0.00%
Qin's Buffalo, LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.47%	5/24/2024	5/5/2027	7,898	5,435	5,439	0.23%
Qin's Buffalo, LLC	First lien senior secured revolving loan	S +	5.75%	9.47%	7/28/2023	5/5/2027	38	37	37	0.00%
Qin's Buffalo, LLC	First lien senior secured term loan	S +	5.75%	9.47%	7/28/2023	5/5/2027	520	515	516	0.02%
SCP Beverage Buyer, LLC	First lien senior secured revolving loan	S +	6.00%	10.11%	7/28/2023	5/24/2028	38	37	37	0.00%
SCP Beverage Buyer, LLC	First lien senior secured term loan	S +	5.75%	10.12%	11/3/2025	5/24/2028	8,244	8,184	8,184	0.34%
TruSource Foods LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.76%	12/5/2025	8/1/2031	2,510	(37)	(34)	0.00%
TruSource Foods LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	8/1/2025	8/1/2031	3,334	3,282	3,288	0.14%
TruSource Foods LLC	First lien senior secured revolving loan	S +	5.00%	8.71%	8/1/2025	8/1/2031	1,926	981	985	0.04%
TruSource Foods LLC	First lien senior secured term loan	S +	5.00%	8.76%	12/5/2025	8/1/2031	9,602	9,455	9,471	0.40%
Universal Pure, LLC	First lien senior secured delayed draw term loan	S +	4.50% + 1.75% PIK	10.07%	7/28/2023	10/31/2028	367	362	362	0.02%
Universal Pure, LLC (20)	First lien senior secured revolving loan	S +	4.50% + 1.75% PIK	10.07%	7/28/2023	10/31/2028	7,231	6,945	6,949	0.29%
Universal Pure, LLC	First lien senior secured term loan	S +	4.50% + 1.75% PIK	10.07%	2/26/2025	10/31/2028	17,641	17,338	17,343	0.73%
								88,765	88,912	3.75%
Food products
BPCP WLF Intermedco LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.86%	8/19/2022	8/19/2028	$5,827	$5,735	$5,780	0.24%
BPCP WLF Intermedco LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.89%	12/20/2024	8/19/2028	7,615	1,755	1,766	0.07%
BPCP WLF Intermedco LLC (6)	First lien senior secured revolving loan	S +	6.00%	9.82%	8/19/2022	8/19/2028	3,383	(41)	(27)	0.00%
BPCP WLF Intermedco LLC	First lien senior secured term loan	S +	6.00%	9.82%	2/26/2025	8/19/2028	24,132	23,777	23,936	1.00%
Icelandirect, LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	12/31/2025	7/31/2029	2,858	(29)	(29)	0.00%
Icelandirect, LLC (6)	First lien senior secured revolving loan	S +	5.25%	8.92%	12/31/2025	7/31/2029	331	(3)	(3)	0.00%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Icelandirect, LLC	First lien senior secured term loan	S +	5.25%	8.92%	12/31/2025	7/31/2029	1,934	1,914	1,914	0.08%
Starwest Botanicals Acquisition, LLC	First lien senior secured revolving loan	S +	5.25%	9.08%	7/28/2023	4/30/2028	174	166	143	0.01%
Starwest Botanicals Acquisition, LLC	First lien senior secured term loan	S +	5.25%	9.08%	2/26/2025	4/30/2028	783	761	665	0.03%
Sun Orchard, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.37%	8/2/2024	1/8/2029	6,093	6,002	6,034	0.25%
Sun Orchard, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.35%	11/24/2025	1/8/2029	6,851	(86)	(67)	0.00%
Sun Orchard, LLC	First lien senior secured term loan	S +	5.50%	9.35%	11/24/2025	1/8/2029	34,536	34,033	34,200	1.43%
Treat Planet Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.17%	3/7/2025	1/11/2028	2,422	(33)	(15)	0.00%
Treat Planet Acquisition, LLC	First lien senior secured term loan	S +	5.50%	9.17%	3/7/2025	1/11/2028	5,499	5,457	5,465	0.23%
Treat Planet Acquisition, LLC	First lien senior secured term loan	S +	5.50%	9.17%	9/2/2025	1/11/2028	8,273	8,146	8,222	0.34%
Westminster Cracker Company, Inc	First lien senior secured revolving loan	S +	6.25%	10.07%	8/30/2023	8/30/2026	1,534	224	224	0.01%
Westminster Cracker Company, Inc	First lien senior secured term loan	S +	6.25%	10.07%	8/30/2023	8/30/2026	9,440	9,396	9,399	0.39%
								97,174	97,607	4.08%
Gas utilities
Hydromax USA, LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.99%	2/26/2025	12/30/2027	$109	$107	$108	0.00%
Hydromax USA, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	9.99%	6/3/2025	12/30/2027	1,298	(9)	(8)	0.00%
Hydromax USA, LLC	First lien senior secured revolving loan	S +	6.00%	9.99%	2/26/2025	12/30/2027	228	88	90	0.00%
Hydromax USA, LLC	First lien senior secured term loan	S +	6.00%	9.99%	7/28/2023	12/30/2027	1,178	1,154	1,171	0.05%
								1,340	1,361	0.05%
Health care equipment and supplies
3BC Matrix Acquisition, LLC (6)(21)	First lien senior secured revolving loan	S +	5.50%	9.22%	5/13/2025	5/13/2030	$1,564	$(27)	$(25)	0.00%
3BC Matrix Acquisition, LLC	First lien senior secured term loan	S +	5.50%	9.22%	5/13/2025	5/13/2030	4,765	4,679	4,686	0.20%
626 Holdings Equity LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.10%	7/28/2023	2/14/2028	220	218	217	0.01%
626 Holdings Equity LLC	First lien senior secured revolving loan	S +	6.00%	10.31%	7/28/2023	2/14/2028	75	74	74	0.00%
626 Holdings Equity LLC	First lien senior secured term loan	S +	6.00%	10.10%	7/28/2023	2/14/2028	857	849	847	0.04%
Alcresta Buyer, Inc (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.29%	12/4/2025	3/12/2031	36,279	(358)	(357)	(0.01)%
Alcresta Buyer, Inc	First lien senior secured revolving loan	S +	5.50%	9.24%	12/4/2025	3/12/2031	3,155	158	179	0.01%
Alcresta Buyer, Inc	First lien senior secured term loan	S +	5.50%	9.29%	12/4/2025	3/12/2031	28,105	27,675	27,826	1.17%
EMSAR Acquisition LLC	First lien senior secured delayed draw term loan	S +	4.50% + 2.00% PIK	10.43%	7/28/2023	9/30/2027	215	212	203	0.01%
EMSAR Acquisition LLC	First lien senior secured revolving loan	S +	6.50%	10.43%	7/28/2023	9/30/2027	134	132	126	0.01%
EMSAR Acquisition LLC	First lien senior secured term loan	S +	4.50% + 2.00% PIK	10.43%	10/13/2023	9/30/2027	1,042	1,036	983	0.04%
Medical Technology Associates, LLC	First lien senior secured revolving loan	S +	5.50%	9.17%	6/27/2025	7/25/2028	2,981	1,397	1,412	0.06%
Medical Technology Associates, LLC	First lien senior secured term loan	S +	5.50%	9.17%	12/5/2025	7/25/2028	28,278	27,923	28,098	1.18%
Nasco Healthcare Inc.	First lien senior secured revolving loan	S +	5.75%	9.59%	12/13/2024	6/30/2028	2,937	713	718	0.03%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Nasco Healthcare Inc.	First lien senior secured term loan	S +	5.75%	9.59%	12/13/2024	6/30/2028	11,675	11,593	11,605	0.49%
NWI Merger Sub, Inc (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	12/4/2024	12/4/2029	6,438	(101)	(93)	0.00%
NWI Merger Sub, Inc (6)	First lien senior secured revolving loan	S +	5.00%	8.84%	12/4/2024	12/4/2029	2,495	(39)	(36)	0.00%
NWI Merger Sub, Inc	First lien senior secured term loan	S +	5.00%	8.84%	12/4/2024	12/4/2029	16,784	16,527	16,540	0.69%
SCA Buyer, LLC	First lien senior secured delayed draw term loan	S +	6.50%	10.60%	2/26/2025	1/20/2027	275	270	245	0.01%
SCA Buyer, LLC	First lien senior secured revolving loan	S +	6.50%	10.60%	7/28/2023	1/20/2027	134	131	119	0.00%
SCA Buyer, LLC	First lien senior secured term loan	S +	6.50%	10.60%	12/16/2024	1/20/2027	739	725	659	0.03%
SCA Buyer, LLC	First lien senior secured term loan	S +	6.50%	10.60%	4/26/2024	1/20/2027	2,815	2,758	2,510	0.11%
Spectrum Solutions, LLC (8)	First lien senior secured delayed draw term loan	18.00%		18.00%	4/10/2025	3/5/2026	134	128	134	0.01%
Spectrum Solutions, LLC (8)	First lien senior secured delayed draw term loan	18.00% PIK		18.00%	5/3/2024	3/5/2026	269	260	267	0.01%
Spectrum Solutions, LLC (8)	First lien senior secured delayed draw term loan	15.00% PIK		18.00%	4/10/2025	3/5/2026	38	36	38	0.00%
Spectrum Solutions, LLC (8)	First lien senior secured delayed draw term loan	15.00% PIK		15.00%	7/28/2023	3/5/2026	135	121	—	0.00%
Spectrum Solutions, LLC (8)	First lien senior secured revolving loan	S +	6.25%	10.28%	7/28/2023	3/5/2026	304	191	(53)	0.00%
Spectrum Solutions, LLC (8)	First lien senior secured term loan	S +	6.25%	10.18%	7/28/2023	3/5/2026	644	584	89	0.00%
Surplus Solutions, LLC	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	9/30/2024	11/30/2027	4,648	3,204	3,195	0.13%
Surplus Solutions, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.18%	9/9/2025	11/30/2027	2,227	(31)	(25)	0.00%
Surplus Solutions, LLC	First lien senior secured term loan	S +	5.25%	9.18%	9/9/2025	11/30/2027	17,211	16,974	17,013	0.71%
								118,012	117,194	4.94%
Health care providers and services
ADVI Health, LLC (6)	First lien senior secured revolving loan	S +	6.50%	10.33%	11/29/2022	11/29/2027	$1,062	$(10)	$(10)	0.00%
ADVI Health, LLC	First lien senior secured term loan	S +	6.50%	10.33%	11/29/2022	11/29/2027	6,055	5,986	5,990	0.25%
Advocate RCM Acquisition Corp (6)	First lien senior secured revolving loan	S +	6.25%	10.02%	12/22/2023	12/22/2026	2,902	(17)	(16)	0.00%
Advocate RCM Acquisition Corp	First lien senior secured term loan	S +	6.25%	10.02%	12/22/2023	12/22/2026	18,226	18,109	18,114	0.76%
Agility Intermediate, Inc	First lien senior secured delayed draw term loan	S +	7.00%	10.93%	7/28/2023	4/15/2026	107	107	102	0.00%
Agility Intermediate, Inc	First lien senior secured revolving loan	S +	7.00%	10.93%	7/28/2023	4/15/2026	134	106	100	0.00%
Agility Intermediate, Inc	First lien senior secured term loan	S +	7.00%	10.93%	7/28/2023	4/15/2026	235	234	222	0.01%
Aligned Dental Management Services, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.16%	2/7/2025	2/7/2030	4,978	1,509	1,515	0.06%
Aligned Dental Management Services, LLC	First lien senior secured revolving loan	S +	5.25%	9.76%	2/7/2025	2/7/2030	1,523	889	891	0.04%
Aligned Dental Management Services, LLC	First lien senior secured term loan	S +	5.25%	9.18%	2/7/2025	2/7/2030	7,891	7,755	7,767	0.33%
AMCP SAMGI Intermediate, Inc (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	12/12/2025	12/12/2031	12,910	(80)	(80)	0.00%
AMCP SAMGI Intermediate, Inc (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	12/12/2025	12/12/2031	3,458	(43)	(43)	0.00%
AMCP SAMGI Intermediate, Inc	First lien senior secured term loan	S +	5.00%	8.67%	12/12/2025	12/12/2031	25,736	25,417	25,414	1.07%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
AMCP Treatment Intermediate, LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	8/29/2025	8/29/2031	6,608	(62)	(49)	0.00%
AMCP Treatment Intermediate, LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	8/29/2025	8/29/2031	3,045	(58)	(53)	0.00%
AMCP Treatment Intermediate, LLC	First lien senior secured term loan	S +	5.00%	8.67%	8/29/2025	8/29/2031	17,796	17,454	17,487	0.73%
American Family Care, LLC (6)	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	9/10/2025	2/28/2029	7,325	(33)	(53)	0.00%
American Family Care, LLC	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	9/10/2025	2/28/2029	5,661	467	519	0.02%
American Family Care, LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	9/10/2025	2/28/2029	4,912	(50)	(36)	0.00%
American Family Care, LLC	First lien senior secured term loan	S +	4.75%	8.42%	9/10/2025	2/28/2029	23,104	22,808	22,933	0.96%
ARC Health OPCO, LLC	First lien senior secured delayed draw term loan	S +	4.75%	8.64%	10/10/2025	10/10/2030	13,707	2,966	2,966	0.12%
ARC Health OPCO, LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	10/10/2025	10/10/2030	2,560	(31)	(31)	0.00%
ARC Health OPCO, LLC	First lien senior secured term loan	S +	4.75%	8.42%	10/10/2025	10/10/2030	9,395	9,281	9,280	0.39%
ASC Ortho Management Company, LLC (8)	First lien senior secured delayed draw term loan	S +	6.50% + 2.50% PIK	12.93%	7/28/2023	12/31/2026	329	323	64	0.00%
ASC Ortho Management Company, LLC (8)	First lien senior secured revolving loan	S +	9.00%	12.84%	9/19/2025	12/31/2026	16	9	9	0.00%
ASC Ortho Management Company, LLC (8)	First lien senior secured revolving loan	S +	9.00%	12.93%	7/28/2023	12/31/2026	38	37	7	0.00%
ASC Ortho Management Company, LLC (8)	First lien senior secured term loan	S +	6.50% + 2.50% PIK	12.93%	7/28/2023	12/31/2026	521	507	101	0.00%
Ascend Plastic Surgery Partners MSO LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.34%	5/3/2024	5/3/2029	20,657	4,697	4,701	0.20%
Ascend Plastic Surgery Partners MSO LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.17%	5/3/2024	5/3/2029	4,197	(56)	(52)	0.00%
Ascend Plastic Surgery Partners MSO LLC	First lien senior secured term loan	S +	5.50%	9.17%	5/3/2024	5/3/2029	6,791	6,693	6,701	0.28%
ASP Global Holdings, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.09%	7/31/2024	7/31/2029	19,067	13,291	13,313	0.56%
ASP Global Holdings, LLC	First lien senior secured revolving loan	S +	5.25%	9.06%	7/31/2024	7/31/2029	6,555	5,368	5,376	0.23%
ASP Global Holdings, LLC	First lien senior secured term loan	S +	5.25%	9.09%	7/31/2024	7/31/2029	40,558	40,519	40,004	1.68%
Beacon Oral Specialists Management LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	7/28/2023	12/14/2026	145	144	145	0.01%
Beacon Oral Specialists Management LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	2/26/2025	12/14/2026	667	665	666	0.03%
Beacon Oral Specialists Management LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.16%	6/27/2025	12/14/2026	10,912	10,302	10,347	0.43%
Beacon Oral Specialists Management LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	9/12/2025	12/14/2026	13,666	(39)	(15)	0.00%
Beacon Oral Specialists Management LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.17%	7/28/2023	12/14/2026	188	(1)	—	0.00%
Beacon Oral Specialists Management LLC	First lien senior secured term loan	S +	5.50%	9.17%	7/28/2023	12/14/2026	898	892	897	0.04%
Beghou Consulting, LLC (22)	First lien senior secured revolving loan	S +	4.75%	8.42%	7/28/2023	5/1/2028	2,714	385	386	0.02%
Beghou Consulting, LLC	First lien senior secured term loan	S +	4.75%	8.42%	7/28/2023	5/1/2028	15,080	14,832	14,839	0.62%
BPCP EE Intermedco LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.07%	4/3/2023	4/3/2028	2,018	1,991	1,992	0.08%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)		Amortized Cost(4)	Fair Value	Percentage of Net Assets
BPCP EE Intermedco LLC (6)	First lien senior secured revolving loan	S +	6.25%	10.07%	4/3/2023	4/3/2028	2,244		(31)	(30)	0.00%
BPCP EE Intermedco LLC	First lien senior secured term loan	S +	6.25%	10.07%	4/3/2023	4/3/2028	6,363		6,265	6,267	0.26%
Brightview, LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.58%	7/28/2023	12/14/2026	47		47	47	0.00%
Brightview, LLC	First lien senior secured revolving loan	S +	5.75%	9.58%	7/28/2023	12/14/2026	52		41	42	0.00%
Brightview, LLC	First lien senior secured term loan	S +	5.75%	9.58%	2/26/2025	12/14/2026	671		670	669	0.03%
Canadian Orthodontic Partners Corp (7)(8)	First lien senior secured delayed draw term loan	17.00%		17.00%	2/26/2025	12/31/2026	C$	35	17	16	0.00%
Canadian Orthodontic Partners Corp (7)(8)	First lien senior secured delayed draw term loan	T +	9.00%	11.62%	2/26/2025	12/31/2026	C$	29	1	(14)	0.00%
Canadian Orthodontic Partners Corp (7)(8)	First lien senior secured delayed draw term loan	T +	9.00% PIK	11.62%	7/28/2023	3/19/2026	C$	372	258	73	0.00%
Canadian Orthodontic Partners Corp (8)	First lien senior secured revolving loan	T +	9.00%	12.93%	7/28/2023	12/31/2026	C$	151	137	41	0.00%
Canadian Orthodontic Partners Corp (7)(8)	First lien senior secured revolving loan	T +	9.00%	11.62%	7/28/2023	12/31/2026	C$	264	184	52	0.00%
Canadian Orthodontic Partners Corp (7)(8)	First lien senior secured revolving loan	T +	9.00% PIK	12.93%	7/28/2023	12/31/2026	C$	101	134	20	0.00%
Canadian Orthodontic Partners Corp (7)(8)	First lien senior secured term loan	T +	9.00%	11.62%	2/26/2025	12/31/2026	C$	307	202	60	0.00%
Change Academy at Lake of the Ozarks, LLC	First lien senior secured revolving loan	S +	5.25%	9.07%	7/28/2023	2/2/2029	5,898		2,959	2,980	0.12%
Change Academy at Lake of the Ozarks, LLC	First lien senior secured term loan	S +	5.25%	9.07%	7/28/2023	2/2/2029	31,320		30,841	31,069	1.30%
Change Academy at Lake of the Ozarks, LLC	First lien senior secured term loan	S +	5.25%	9.07%	5/16/2025	2/2/2029	3,546		3,510	3,518	0.15%
CNS Purchaser, LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	12/30/2024	12/30/2029	11,025		(66)	(46)	0.00%
CNS Purchaser, LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	12/30/2024	12/30/2029	4,246		(51)	(45)	0.00%
CNS Purchaser, LLC	First lien senior secured term loan	S +	5.00%	8.67%	12/30/2024	12/30/2029	38,202		37,725	37,788	1.58%
Community Care Partners, LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.83%	7/28/2023	6/10/2026	162		162	161	0.01%
Community Care Partners, LLC	First lien senior secured revolving loan	S +	6.00%	9.83%	7/28/2023	6/10/2026	75		75	75	0.00%
Community Care Partners, LLC	First lien senior secured term loan	S +	6.00%	9.83%	7/28/2023	6/10/2026	925		924	920	0.04%
DASCO HME, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	6/6/2025	6/6/2030	5,344		414	422	0.02%
DASCO HME, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.17%	6/6/2025	6/6/2030	3,044		(47)	(43)	0.00%
DASCO HME, LLC	First lien senior secured term loan	S +	5.50%	9.17%	6/6/2025	6/6/2030	17,731		17,453	17,482	0.73%
Dermatology Medical Partners OpCo LLC	First lien senior secured delayed draw term loan	S +	6.50%	10.43%	7/28/2023	10/29/2026	64		64	64	0.00%
Dermatology Medical Partners OpCo LLC	First lien senior secured revolving loan	S +	6.50%	10.43%	7/28/2023	10/29/2026	38		29	29	0.00%
Dermatology Medical Partners OpCo LLC	First lien senior secured term loan	S +	6.50%	10.43%	7/28/2023	10/29/2026	257		256	255	0.01%
EH Management Company, LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.47%	12/30/2025	7/15/2028	2,505		(15)	(15)	0.00%
EH Management Company, LLC	First lien senior secured term loan	S +	4.75%	8.47%	12/30/2025	7/15/2028	23,784		23,643	23,643	0.99%
Endodontic Practice Partners, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	7/28/2023	11/2/2027	16,616		16,460	16,472	0.69%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Endodontic Practice Partners, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	4/9/2024	11/2/2027	13,725	6,761	6,786	0.28%
Endodontic Practice Partners, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	2/14/2025	11/2/2027	4,130	(35)	(35)	0.00%
Endodontic Practice Partners, LLC	First lien senior secured revolving loan	S +	5.50%	9.17%	7/28/2023	11/2/2027	1,956	763	765	0.03%
Endodontic Practice Partners, LLC	First lien senior secured term loan	S +	5.50%	9.17%	7/28/2023	11/2/2027	15,120	14,954	14,989	0.63%
First Steps Recovery Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	4.75%	8.62%	11/18/2025	11/18/2030	18,828	(116)	(116)	0.00%
First Steps Recovery Acquisition, LLC	First lien senior secured revolving loan	S +	4.75%	8.62%	11/18/2025	11/18/2030	4,476	840	840	0.04%
First Steps Recovery Acquisition, LLC	First lien senior secured term loan	S +	4.75%	8.62%	11/18/2025	11/18/2030	15,240	15,054	15,052	0.63%
FYZICAL Buyer, LLC	First lien senior secured revolving loan	S +	5.50%	9.22%	6/26/2024	6/26/2028	2,710	1,575	1,578	0.07%
FYZICAL Buyer, LLC	First lien senior secured term loan	S +	5.50%	9.22%	6/26/2024	6/26/2028	18,719	18,513	18,541	0.78%
Geriatric Medical and Surgical Supply, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.17%	7/28/2023	6/21/2027	300	—	—	0.00%
Geriatric Medical and Surgical Supply, LLC	First lien senior secured term loan	S +	5.50%	9.17%	2/26/2025	6/21/2027	19,722	19,565	19,714	0.83%
Golden Bear PT Partners, LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.93%	2/26/2025	10/22/2026	172	171	171	0.01%
Golden Bear PT Partners, LLC	First lien senior secured revolving loan	S +	6.00%	9.91%	7/28/2023	10/22/2026	38	20	20	0.00%
Golden Bear PT Partners, LLC	First lien senior secured term loan	S +	6.00%	9.93%	7/28/2023	10/22/2026	1,476	1,465	1,464	0.06%
Guardian Dentistry Practice Management, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.33%	7/28/2023	8/20/2026	49	49	49	0.00%
Guardian Dentistry Practice Management, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.33%	2/26/2025	8/20/2026	315	315	314	0.01%
Guardian Dentistry Practice Management, LLC	First lien senior secured revolving loan	P +	4.50%	11.25%	4/30/2024	8/20/2027	4,188	811	815	0.03%
Guardian Dentistry Practice Management, LLC	First lien senior secured term loan	S +	5.50%	9.33%	7/28/2023	8/20/2027	380	379	378	0.02%
H2 Holdco, Inc	First lien senior secured delayed draw term loan	S +	6.00%	10.30%	7/28/2023	5/5/2028	7,145	7,014	7,074	0.30%
H2 Holdco, Inc	First lien senior secured delayed draw term loan	S +	6.00%	10.13%	6/25/2024	5/5/2028	18,883	14,154	14,179	0.59%
H2 Holdco, Inc (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.10%	12/20/2024	5/5/2028	7,560	(89)	(75)	0.00%
H2 Holdco, Inc (23)	First lien senior secured revolving loan	S +	6.00%	10.26%	7/28/2023	5/5/2028	2,544	1,477	1,498	0.06%
H2 Holdco, Inc	First lien senior secured term loan	S +	6.00%	10.30%	7/28/2023	5/5/2028	17,791	17,429	17,614	0.74%
H2 Holdco, Inc	First lien senior secured term loan	S +	6.00%	10.10%	12/20/2024	5/5/2028	898	888	889	0.04%
IMA Group Management Company, LLC	First lien senior secured delayed draw term loan	S +	6.75%	10.47%	7/28/2023	6/30/2028	10	10	10	0.00%
IMA Group Management Company, LLC (6)	First lien senior secured delayed draw term loan	S +	6.75%	10.58%	9/25/2025	6/30/2028	4,088	(32)	(25)	0.00%
IMA Group Management Company, LLC	First lien senior secured revolving loan	S +	6.75%	10.59%	7/28/2023	6/30/2028	35	17	17	0.00%
IMA Group Management Company, LLC	First lien senior secured term loan	S +	6.75%	10.58%	9/25/2025	6/30/2028	1,542	1,524	1,532	0.06%
Innovate 32 Services, LLC (6)	First lien senior secured delayed draw term loan	S +	4.75%	8.59%	10/29/2025	10/29/2031	19,773	(120)	(120)	(0.01)%
Innovate 32 Services, LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.59%	10/29/2025	10/29/2031	2,436	(30)	(30)	0.00%
Innovate 32 Services, LLC	First lien senior secured term loan	S +	4.75%	8.59%	10/29/2025	10/29/2031	6,539	6,459	6,458	0.27%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Inreach Intermediate Holdings II, LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.74%	12/11/2025	12/11/2030	5,033	(37)	(37)	0.00%
Inreach Intermediate Holdings II, LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.74%	12/11/2025	12/11/2030	1,700	(25)	(25)	0.00%
Inreach Intermediate Holdings II, LLC	First lien senior secured term loan	S +	5.00%	8.74%	12/11/2025	12/11/2030	10,020	9,872	9,870	0.41%
IPC Pain Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	7/28/2023	5/19/2027	9,756	9,720	9,708	0.41%
IPC Pain Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.23%	7/28/2023	5/19/2027	1,140	(6)	(6)	0.00%
IPC Pain Acquisition, LLC	First lien senior secured term loan	S +	5.50%	9.23%	12/22/2025	5/19/2027	2,641	2,628	2,628	0.11%
IPC Pain Acquisition, LLC	First lien senior secured term loan	S +	5.50%	9.22%	2/26/2025	5/19/2027	2,872	2,854	2,858	0.12%
MS Pain, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	12/4/2024	12/4/2029	6,038	(95)	(87)	0.00%
MS Pain, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.17%	12/4/2024	12/4/2029	861	(14)	(13)	0.00%
MS Pain, LLC	First lien senior secured term loan	S +	5.50%	9.17%	12/4/2024	12/4/2029	3,347	3,293	3,296	0.14%
MWEC Management, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	2/14/2023	2/14/2028	1,422	425	432	0.02%
MWEC Management, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	7/3/2024	2/14/2028	2,532	(22)	(20)	0.00%
MWEC Management, LLC	First lien senior secured revolving loan	S +	5.50%	9.22%	2/14/2023	2/14/2028	1,924	1,240	1,251	0.05%
MWEC Management, LLC	First lien senior secured term loan	S +	5.50%	9.22%	2/26/2025	2/14/2028	14,733	14,520	14,617	0.61%
Network Partners Acquisitions, LLC (6)	First lien senior secured revolving loan	S +	6.00%	9.93%	7/28/2023	12/30/2026	38	—	—	0.00%
Network Partners Acquisitions, LLC	First lien senior secured term loan	S +	6.00%	9.93%	7/28/2023	12/30/2026	158	158	157	0.01%
New SEES Holdings, LLC	First lien senior secured term loan	S +	7.25%	10.92%	10/31/2025	6/30/2028	5,751	4,414	5,446	0.23%
OneCare LTC, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.35%	11/14/2025	11/14/2028	2,121	(25)	(25)	0.00%
OneCare LTC, LLC	First lien senior secured term loan	S +	5.50%	9.35%	11/14/2025	11/14/2028	18,270	18,049	18,046	0.76%
P1 DENTAL MSO, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	1/31/2025	1/31/2030	5,102	2,464	2,471	0.10%
P1 DENTAL MSO, LLC	First lien senior secured revolving loan	S +	5.00%	8.79%	1/31/2025	1/31/2030	1,522	584	586	0.02%
P1 DENTAL MSO, LLC	First lien senior secured term loan	S +	5.00%	8.84%	1/31/2025	1/31/2030	19,019	18,708	18,730	0.79%
Peak Dental Services, LLC	First lien senior secured delayed draw term loan	S +	6.75%	11.16%	2/26/2025	3/31/2026	57	57	55	0.00%
Peak Dental Services, LLC	First lien senior secured delayed draw term loan	S +	6.75%	10.84%	7/28/2023	3/31/2026	511	510	498	0.02%
Peak Dental Services, LLC	First lien senior secured revolving loan	S +	6.75%	10.68%	7/28/2023	3/31/2026	133	66	63	0.00%
Peak Dental Services, LLC	First lien senior secured term loan	S +	6.75%	10.72%	10/3/2025	3/31/2026	626	624	611	0.03%
Peak Investment Holdings, LLC	First lien senior secured revolving loan	S +	0.50% + 7.50% PIK	11.93%	7/28/2023	12/31/2026	355	288	283	0.01%
Peak Investment Holdings, LLC	First lien senior secured term loan	S +	7.50% PIK	11.43%	2/26/2025	12/31/2026	1,332	1,331	1,304	0.05%
PharmaForceIQ INC. (6)	First lien senior secured revolving loan	S +	5.25%	9.09%	8/2/2024	8/2/2029	2,093	(30)	(26)	0.00%
PharmaForceIQ INC.	First lien senior secured term loan	S +	5.25%	9.09%	10/31/2025	8/2/2029	14,737	14,523	14,558	0.61%
PRM Management Company, LLC (6)	First lien senior secured delayed draw term loan	S +	6.75%	10.69%	1/25/2024	1/25/2029	1,180	(22)	(22)	0.00%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
PRM Management Company, LLC (6)	First lien senior secured revolving loan	S +	6.75%	10.69%	1/25/2024	1/25/2029	789	(15)	(14)	0.00%
PRM Management Company, LLC	First lien senior secured term loan	S +	6.75%	10.69%	1/25/2024	1/25/2029	4,035	3,950	3,952	0.17%
Purpose Home Health Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.95%	12/23/2024	11/3/2027	9,069	952	961	0.04%
Purpose Home Health Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.74%	3/8/2024	11/3/2027	8,000	7,929	7,943	0.33%
Purpose Home Health Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.41%	7/28/2023	11/3/2027	6,695	6,626	6,648	0.28%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.75%	9.45%	7/28/2023	11/3/2027	1,956	(20)	(14)	0.00%
Purpose Home Health Acquisition, LLC	First lien senior secured term loan	S +	5.75%	9.45%	2/26/2025	11/3/2027	17,333	17,159	17,210	0.72%
RQM Buyer, Inc	First lien senior secured delayed draw term loan	S +	2.00% + 4.75% PIK	10.68%	2/26/2025	8/12/2026	86	85	63	0.00%
RQM Buyer, Inc	First lien senior secured revolving loan	S +	2.00% + 4.75% PIK	10.68%	7/28/2023	8/12/2026	130	128	95	0.00%
RQM Buyer, Inc	First lien senior secured term loan	S +	2.00% + 4.75% PIK	10.68%	7/28/2023	8/12/2026	1,732	1,715	1,270	0.05%
RQM Buyer, Inc	First lien senior secured term loan	S +	2.00% + 4.75% PIK	10.68%	2/26/2025	8/12/2026	52	52	38	0.00%
Sage Dental Management, LLC	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	12/15/2025	12/15/2031	11,178	46	49	0.00%
Sage Dental Management, LLC	First lien senior secured revolving loan	S +	4.75%	8.42%	12/15/2025	12/15/2031	8,220	1,337	1,337	0.06%
Sage Dental Management, LLC	First lien senior secured term loan	S +	4.75%	8.42%	12/15/2025	12/15/2031	57,663	56,943	56,943	2.39%
SCP ENT and Allergy Services, LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.93%	7/28/2023	3/25/2027	154	153	154	0.01%
SCP ENT and Allergy Services, LLC	First lien senior secured revolving loan	S +	6.00%	9.93%	7/28/2023	3/25/2027	256	190	191	0.01%
SCP ENT and Allergy Services, LLC	First lien senior secured term loan	S +	6.00%	9.98%	7/16/2025	3/25/2027	922	919	921	0.04%
SCP ENT and Allergy Services, LLC	First lien senior secured term loan	S +	6.00%	9.98%	2/26/2025	3/25/2027	2,698	2,681	2,695	0.11%
SCP OMS Services, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.69%	3/7/2025	3/7/2030	9,961	3,762	3,796	0.16%
SCP OMS Services, LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	3/7/2025	3/7/2030	2,645	(33)	(29)	0.00%
SCP OMS Services, LLC	First lien senior secured term loan	S +	5.00%	8.67%	3/7/2025	3/7/2030	5,653	5,581	5,590	0.23%
Signature Dental Partners LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.58%	7/28/2023	10/29/2026	174	173	173	0.01%
Signature Dental Partners LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.58%	4/22/2024	10/29/2026	17,129	14,074	14,063	0.59%
Signature Dental Partners LLC	First lien senior secured revolving loan	S +	5.75%	11.09%	7/28/2023	10/29/2026	38	28	28	0.00%
Signature Dental Partners LLC	First lien senior secured term loan	S +	5.75%	9.58%	4/22/2024	10/29/2026	4,220	4,196	4,195	0.18%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Signature MD, Inc	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	7/15/2024	7/15/2027	6,932	4,892	4,897	0.21%
Signature MD, Inc (6)	First lien senior secured revolving loan	S +	5.75%	9.42%	7/15/2024	7/15/2027	3,297	(21)	(19)	0.00%
Signature MD, Inc	First lien senior secured term loan	S +	5.75%	9.42%	7/15/2024	7/15/2027	18,164	18,032	18,056	0.76%
Silver Falls MSO, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.36%	10/22/2025	12/31/2028	4,305	(37)	(37)	0.00%
Silver Falls MSO, LLC	First lien senior secured revolving loan	S +	5.50%	10.62%	10/22/2025	12/31/2028	1,523	444	444	0.02%
Silver Falls MSO, LLC	First lien senior secured term loan	S +	5.50%	9.36%	10/22/2025	12/31/2028	10,512	10,418	10,422	0.44%
SimiTree Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.25% + 1.75 PIK	11.10%	7/28/2023	5/17/2026	4	4	4	0.00%
SimiTree Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.25% + 1.75 PIK	11.10%	2/26/2025	5/17/2026	886	884	881	0.04%
SimiTree Acquisition, LLC	First lien senior secured revolving loan	S +	7.00%	11.10%	7/28/2023	5/17/2026	178	49	49	0.00%
SimiTree Acquisition, LLC	First lien senior secured term loan	S +	5.25% + 1.75 PIK	11.10%	2/26/2025	5/17/2026	1,239	1,236	1,232	0.05%
SIMKO Merger Sub LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.93%	7/28/2023	4/7/2027	180	178	178	0.01%
SIMKO Merger Sub LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.01%	9/19/2023	4/7/2027	6,735	6,671	6,673	0.28%
SIMKO Merger Sub LLC	First lien senior secured revolving loan	S +	6.00%	10.01%	7/28/2023	4/7/2027	56	28	28	0.00%
SIMKO Merger Sub LLC	First lien senior secured term loan	S +	6.00%	9.93%	7/28/2023	4/7/2027	638	632	632	0.03%
Southeast Primary Care Partners, LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.71%	12/16/2025	12/30/2027	508	(4)	(4)	0.00%
Southeast Primary Care Partners, LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.71%	12/16/2025	12/30/2027	225	(2)	(2)	0.00%
Southeast Primary Care Partners, LLC	First lien senior secured term loan	S +	5.00%	8.71%	12/16/2025	12/30/2027	838	831	831	0.03%
Southern Orthodontic Partners Management, LLC	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	7/28/2023	7/27/2026	185	185	185	0.01%
Southern Orthodontic Partners Management, LLC	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	5/17/2024	7/27/2026	7,112	7,094	7,108	0.30%
Southern Orthodontic Partners Management, LLC	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	6/26/2025	7/27/2026	8,257	3,548	3,558	0.15%
Southern Orthodontic Partners Management, LLC	First lien senior secured revolving loan	S +	5.25%	8.94%	7/28/2023	7/27/2026	171	21	21	0.00%
Southern Orthodontic Partners Management, LLC	First lien senior secured term loan	S +	5.25%	8.92%	5/17/2024	7/27/2026	2,993	2,986	2,991	0.13%
Southern Sports Medicine Partners, LLC	First lien senior secured revolving loan	S +	8.00% PIK	12.10%	7/28/2023	2/23/2027	63	34	33	0.00%
Southern Sports Medicine Partners, LLC	First lien senior secured term loan	S +	8.00% PIK	12.10%	7/28/2023	2/23/2027	742	728	716	0.03%
Spa Medicca, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.34%	8/8/2025	8/8/2030	5,576	(103)	(94)	0.00%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Spa Medicca, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.34%	8/8/2025	8/8/2030	1,624	(30)	(27)	0.00%
Spa Medicca, LLC	First lien senior secured term loan	S +	5.50%	9.34%	8/8/2025	8/8/2030	4,820	4,729	4,737	0.20%
Spear Education Holdings, LLC	First lien senior secured revolving loan	S +	5.25%	9.07%	6/26/2024	12/15/2028	7,290	3,439	3,448	0.14%
Spear Education Holdings, LLC	First lien senior secured term loan	S +	5.25%	9.07%	6/26/2024	12/15/2028	46,906	46,473	46,556	1.95%
Star Dental Partners LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	12/22/2023	12/22/2028	10,903	10,720	10,777	0.45%
Star Dental Partners LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	11/8/2024	12/22/2028	12,069	5,984	5,997	0.25%
Star Dental Partners LLC	First lien senior secured revolving loan	S +	5.50%	9.22%	12/22/2023	12/22/2028	1,451	846	854	0.04%
Star Dental Partners LLC	First lien senior secured term loan	S +	5.50%	9.22%	11/8/2024	12/22/2028	15,075	14,828	14,901	0.62%
The Chempetitve Group, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	3/22/2024	3/22/2029	11,983	1,323	1,335	0.06%
The Chempetitve Group, LLC	First lien senior secured revolving loan	S +	5.50%	9.22%	3/22/2024	3/22/2029	3,414	297	301	0.01%
The Chempetitve Group, LLC	First lien senior secured term loan	S +	5.50%	9.22%	2/26/2025	3/22/2029	13,534	13,339	13,356	0.56%
Therapy2000 Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	9/12/2025	9/12/2030	5,232	(31)	(19)	0.00%
Therapy2000 Acquisition, LLC	First lien senior secured revolving loan	S +	5.00%	8.67%	9/12/2025	9/12/2030	2,258	575	580	0.02%
Therapy2000 Acquisition, LLC	First lien senior secured term loan	S +	5.00%	8.67%	9/12/2025	9/12/2030	10,072	9,951	9,971	0.42%
Transitions Intermediate Holdings, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	9.72%	10/25/2024	10/25/2027	687	(8)	(5)	0.00%
Transitions Intermediate Holdings, LLC (6)	First lien senior secured revolving loan	S +	6.00%	9.72%	12/19/2025	10/25/2027	2,097	(19)	(15)	0.00%
Transitions Intermediate Holdings, LLC	First lien senior secured term loan	S +	6.00%	9.72%	12/19/2025	10/25/2027	10,483	10,367	10,409	0.44%
US Foot and Ankle Specialists, LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.68%	2/26/2025	9/15/2026	13,894	13,846	13,851	0.58%
US Foot and Ankle Specialists, LLC (6)	First lien senior secured revolving loan	S +	5.75%	9.68%	9/15/2022	9/15/2026	2,699	(10)	(9)	0.00%
US Foot and Ankle Specialists, LLC	First lien senior secured term loan	S +	5.75%	9.68%	2/26/2025	9/15/2026	19,274	19,188	19,190	0.80%
Varsity DuvaSawko Operating Corp (24)	First lien senior secured revolving loan	S +	5.00%	8.84%	8/27/2025	5/27/2027	4,568	1,512	1,520	0.06%
Varsity DuvaSawko Operating Corp	First lien senior secured term loan	S +	5.00%	8.84%	8/27/2025	5/27/2027	44,836	44,744	44,819	1.88%
Varsity Rejuvenate Management, LLC	First lien senior secured delayed draw term loan	S +	6.75%	10.57%	12/29/2023	9/1/2028	3,258	3,204	3,206	0.13%
Varsity Rejuvenate Management, LLC (6)	First lien senior secured revolving loan	S +	6.75%	10.57%	12/29/2023	9/1/2028	1,245	(22)	(20)	0.00%
Varsity Rejuvenate Management, LLC	First lien senior secured term loan	S +	6.75%	10.57%	2/26/2025	9/1/2028	5,898	5,790	5,805	0.24%
VersiCare Management LLC	First lien senior secured delayed draw term loan	S +	5.25%	8.99%	11/25/2024	11/25/2029	4,529	623	629	0.03%
VersiCare Management LLC	First lien senior secured revolving loan	S +	5.25%	9.11%	11/25/2024	11/25/2029	1,505	538	541	0.02%
VersiCare Management LLC	First lien senior secured term loan	S +	5.25%	8.92%	11/25/2024	11/25/2029	7,771	7,640	7,652	0.32%
VetEvolve Holdings, LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.47%	10/12/2023	10/12/2028	11,527	11,355	11,363	0.48%
VetEvolve Holdings, LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.47%	7/8/2025	10/12/2028	16,520	4,281	4,312	0.18%
VetEvolve Holdings, LLC (6)	First lien senior secured revolving loan	S +	5.75%	9.59%	10/12/2023	10/12/2028	3,067	(46)	(22)	0.00%
VetEvolve Holdings, LLC	First lien senior secured term loan	S +	5.75%	9.59%	7/8/2025	10/12/2028	11,587	11,406	11,505	0.48%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Vital Geriatrics Group Buyer, Inc (6)	First lien senior secured revolving loan	S +	4.75%	8.59%	8/15/2025	8/15/2031	2,408	(34)	(29)	0.00%
Vital Geriatrics Group Buyer, Inc	First lien senior secured term loan	S +	4.75%	8.59%	8/15/2025	8/15/2031	10,568	10,414	10,437	0.44%
Western Veterinary Partners LLC	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	7/28/2023	10/29/2027	315	312	312	0.01%
Western Veterinary Partners LLC	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	2/26/2025	10/29/2027	24,401	24,184	24,217	1.02%
Western Veterinary Partners LLC	First lien senior secured delayed draw term loan	S +	5.25%	8.95%	11/14/2025	10/29/2027	6,411	1,776	1,787	0.07%
Western Veterinary Partners LLC (6)	First lien senior secured revolving loan	S +	5.25%	8.92%	7/28/2023	10/29/2027	24	—	—	0.00%
Western Veterinary Partners LLC	First lien senior secured term loan	S +	5.25%	8.92%	9/27/2024	10/29/2027	9,300	9,214	9,230	0.39%
								1,071,398	1,072,428	44.98%
Health care technology
AHR Intermediate, Inc	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	7/28/2023	7/29/2027	$5,190	$5,165	$5,172	0.22%
AHR Intermediate, Inc	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	12/16/2024	7/29/2027	7,892	737	759	0.03%
AHR Intermediate, Inc (6)	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	5/19/2025	7/29/2027	871	(3)	(3)	0.00%
AHR Intermediate, Inc	First lien senior secured revolving loan	S +	5.50%	9.19%	5/19/2025	7/29/2027	9,888	1,129	1,152	0.05%
AHR Intermediate, Inc	First lien senior secured term loan	S +	5.75%	9.42%	2/26/2025	7/29/2027	31,694	31,541	31,585	1.32%
ELMC RX Solutions, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	10/1/2025	10/1/2030	4,305	(73)	(65)	0.00%
ELMC RX Solutions, LLC	First lien senior secured revolving loan	S +	5.50%	9.36%	10/1/2025	10/1/2030	914	91	93	0.00%
ELMC RX Solutions, LLC	First lien senior secured term loan	S +	5.50%	9.17%	10/1/2025	10/1/2030	3,584	3,523	3,530	0.15%
Gifthealth, Inc. (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	7/29/2025	7/29/2028	7,994	(34)	(19)	0.00%
Gifthealth, Inc. (6)	First lien senior secured revolving loan	S +	5.00%	8.84%	7/29/2025	7/29/2028	2,841	(24)	(20)	0.00%
Gifthealth, Inc.	First lien senior secured term loan	S +	5.00%	8.84%	7/29/2025	7/29/2028	9,272	9,187	9,206	0.39%
Millennia Patient Services, LLC	First lien senior secured revolving loan	S +	6.00%	9.93%	7/28/2023	9/8/2027	134	53	53	0.00%
Millennia Patient Services, LLC	First lien senior secured term loan	S +	6.00%	9.93%	10/1/2025	9/8/2027	1,677	1,669	1,666	0.07%
								52,961	53,109	2.23%
Household durables
CPS Power Buyer, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	9/26/2022	9/26/2027	$2,947	$2,915	$2,940	0.12%
CPS Power Buyer, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	10/20/2023	9/26/2027	2,291	2,273	2,286	0.10%
CPS Power Buyer, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.22%	9/30/2025	9/26/2027	8,788	4,795	4,811	0.20%
CPS Power Buyer, LLC (25)	First lien senior secured revolving loan	S +	5.50%	9.25%	9/30/2025	9/26/2027	4,406	1,016	1,046	0.04%
CPS Power Buyer, LLC	First lien senior secured term loan	S +	5.50%	9.17%	9/30/2025	9/26/2027	19,664	19,459	19,614	0.82%
Kravet Design LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	11/26/2024	11/26/2030	4,349	(53)	(46)	0.00%
Kravet Design LLC	First lien senior secured term loan	S +	5.00%	8.67%	11/26/2024	11/26/2030	18,636	18,393	18,425	0.77%
Kwalu, LLC	First lien senior secured revolving loan	S +	5.75%	10.13%	9/23/2022	9/23/2027	5,061	1,644	1,661	0.07%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Kwalu, LLC	First lien senior secured term loan	S +	5.75%	9.77%	12/31/2024	9/23/2027	29,967	29,699	29,815	1.25%
MacKenzie Childs Acquisition, Inc (6)	First lien senior secured revolving loan	S +	5.50%	9.49%	9/2/2022	9/2/2027	3,374	(17)	(15)	0.00%
MacKenzie Childs Acquisition, Inc	First lien senior secured term loan	S +	5.50%	9.32%	9/2/2022	9/2/2027	15,633	15,552	15,560	0.65%
Renovation Systems, LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.67%	1/12/2024	1/23/2028	1,972	1,945	1,956	0.08%
Renovation Systems, LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.67%	1/23/2023	1/23/2028	5,684	5,593	5,639	0.24%
Renovation Systems, LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.67%	7/29/2024	1/23/2028	5,695	5,625	5,650	0.24%
Renovation Systems, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.08%	11/27/2024	1/23/2028	3,559	2,195	2,199	0.09%
Renovation Systems, LLC	First lien senior secured revolving loan	S +	6.00%	9.88%	1/12/2024	1/23/2028	2,633	2,591	2,612	0.11%
Renovation Systems, LLC	First lien senior secured term loan	S +	6.00%	9.67%	11/27/2024	1/23/2028	32,368	31,916	32,112	1.35%
Storm Smart Buyer LLC	First lien senior secured revolving loan	S +	5.00%	8.67%	12/31/2025	10/5/2028	131	64	64	0.00%
Storm Smart Buyer LLC	First lien senior secured term loan	S +	5.00%	8.67%	12/31/2025	10/5/2028	882	874	874	0.04%
Trademark Global, LLC	First lien senior secured revolving loan	S +	8.50%	12.43%	7/28/2023	6/30/2027	113	87	19	0.00%
Trademark Global, LLC	First lien senior secured revolving loan	S +	8.50% PIK	12.43%	7/28/2023	6/30/2027	35	32	11	0.00%
Trademark Global, LLC	First lien senior secured term loan	S +	8.50%	12.43%	7/28/2023	6/30/2027	2,465	2,216	809	0.03%
								148,814	148,042	6.20%
Industrial Conglomerates
Hultec Buyer, LLC	First lien senior secured revolving loan	S +	5.50%	9.46%	7/28/2023	3/31/2029	$3,915	$3,140	$3,142	0.13%
Hultec Buyer, LLC	First lien senior secured term loan	S +	5.50%	9.32%	7/28/2023	3/31/2029	14,126	13,838	13,854	0.58%
								16,978	16,996	0.71%
Insurance
Superior Insurance Partners LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.75%	10/25/2024	10/25/2029	$15,177	$10,877	$10,897	0.46%
Superior Insurance Partners LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.70%	10/25/2024	10/25/2029	1,347	(21)	(19)	0.00%
Superior Insurance Partners LLC	First lien senior secured term loan	S +	5.00%	8.70%	10/25/2024	10/25/2029	9,259	9,107	9,119	0.38%
								19,963	19,997	0.84%
Interactive Media & Services
Duggal Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	9/30/2024	9/30/2030	$5,224	$(41)	$(32)	0.00%
Duggal Acquisition, LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	9/30/2024	9/30/2030	7,319	(116)	(106)	0.00%
Duggal Acquisition, LLC	First lien senior secured term loan	S +	4.75%	8.42%	9/30/2024	9/30/2030	20,375	20,033	20,070	0.84%
								19,876	19,932	0.84%
Internet and direct marketing retail
Aquatic Sales Solutions, LLC	First lien senior secured revolving loan	S +	7.00%	10.82%	7/28/2023	2/18/2026	$191	$133	$80	0.00%
Aquatic Sales Solutions, LLC	First lien senior secured term loan	S +	7.00%	10.82%	2/26/2025	2/18/2026	2,669	2,663	1,919	0.08%
DealerOn Holdco, Inc (6)	First lien senior secured revolving loan	S +	6.25%	10.08%	7/28/2023	5/19/2026	314	(1)	(1)	0.00%
DealerOn Holdco, Inc	First lien senior secured term loan	S +	6.25%	10.08%	9/25/2024	5/19/2026	20,388	20,388	20,316	0.85%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
								23,183	22,314	0.93%
IT services
BSC Top Shelf Blocker LLC (6)	First lien senior secured revolving loan	S +	5.25%	8.97%	6/28/2024	6/28/2029	$2,256	$(28)	$(25)	0.00%
BSC Top Shelf Blocker LLC	First lien senior secured term loan	S +	5.25%	8.97%	6/28/2024	6/28/2029	15,910	15,695	15,721	0.66%
Dynamic Campus Acquisition, Inc. (6)	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	2/14/2025	2/14/2031	10,220	(131)	(114)	0.00%
Dynamic Campus Acquisition, Inc. (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	2/14/2025	2/14/2031	3,044	(39)	(34)	0.00%
Dynamic Campus Acquisition, Inc.	First lien senior secured term loan	S +	4.75%	8.42%	2/14/2025	2/14/2031	11,158	11,011	11,029	0.46%
E-Phoenix Acquisition Co. Inc (6)	First lien senior secured revolving loan	S +	5.25%	8.92%	11/24/2025	6/23/2030	2,984	(22)	(22)	0.00%
E-Phoenix Acquisition Co. Inc	First lien senior secured term loan	S +	5.25%	8.92%	11/24/2025	6/23/2030	18,557	18,421	18,420	0.77%
FreshAddress, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.07%	7/28/2023	4/5/2026	30	—	—	0.00%
FreshAddress, LLC	First lien senior secured term loan	S +	5.25%	9.07%	7/28/2023	4/5/2026	1,630	1,628	1,626	0.07%
Icreon Holdings, LLC (6)	First lien senior secured revolving loan	S +	6.50%	10.43%	7/28/2023	10/26/2027	1,071	(15)	(16)	0.00%
Icreon Holdings, LLC	First lien senior secured term loan	S +	6.50%	10.43%	12/15/2023	10/26/2027	11,241	11,066	11,073	0.46%
Livefront, LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.73%	12/12/2025	12/5/2030	4,188	(62)	(62)	0.00%
Livefront, LLC	First lien senior secured revolving loan	S +	5.00%	8.73%	12/12/2025	12/5/2030	2,991	404	405	0.02%
Livefront, LLC	First lien senior secured term loan	S +	5.00%	8.73%	12/12/2025	12/5/2030	10,863	10,702	10,700	0.45%
Milestone Technologies, Inc (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	8/22/2025	8/22/2031	2,918	(19)	(14)	0.00%
Milestone Technologies, Inc (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	8/22/2025	8/22/2031	2,595	(37)	(32)	0.00%
Milestone Technologies, Inc	First lien senior secured term loan	S +	5.00%	8.67%	8/22/2025	8/22/2031	20,232	19,939	19,980	0.84%
P and R Dental Strategies, LLC	First lien senior secured revolving loan	S +	5.50%	9.43%	7/28/2023	12/22/2026	23	8	8	0.00%
P and R Dental Strategies, LLC	First lien senior secured term loan	S +	5.50%	9.43%	7/28/2023	12/22/2026	614	612	611	0.03%
Palmetto Technology Group, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.72%	1/3/2024	1/3/2029	10,697	10,546	10,600	0.44%
Palmetto Technology Group, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.72%	2/26/2024	1/3/2029	9,353	9,217	9,268	0.39%
Palmetto Technology Group, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.72%	5/20/2025	1/3/2029	11,314	6,774	6,790	0.28%
Palmetto Technology Group, LLC (6)(26)	First lien senior secured revolving loan	S +	5.00%	8.72%	1/3/2024	1/3/2029	2,860	(40)	(26)	0.00%
Palmetto Technology Group, LLC	First lien senior secured term loan	S +	5.00%	8.72%	2/26/2025	1/3/2029	6,245	6,152	6,189	0.26%
								121,782	122,075	5.13%
Leisure equipment and products
MacNeill Pride Group Corp	First lien senior secured delayed draw term loan	S +	6.25%	10.18%	7/28/2023	4/22/2026	$293	$293	$293	0.01%
MacNeill Pride Group Corp	First lien senior secured delayed draw term loan	S +	6.25%	10.18%	2/26/2025	4/22/2026	50	50	50	0.00%
MacNeill Pride Group Corp (6)	First lien senior secured revolving loan	S +	6.25%	10.18%	7/28/2023	4/22/2026	287	—	—	0.00%
MacNeill Pride Group Corp	First lien senior secured term loan	S +	6.25%	10.18%	2/26/2025	4/22/2026	787	786	786	0.03%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)		Amortized Cost(4)	Fair Value	Percentage of Net Assets
PHGP MB Purchaser, Inc	First lien senior secured delayed draw term loan	S +	6.00% + 0.50% PIK	10.43%	7/28/2023	5/20/2027		78	77	70	0.00%
PHGP MB Purchaser, Inc (27)	First lien senior secured revolving loan	S +	6.00% + 0.50% PIK	10.43%	7/28/2023	5/20/2027		75	11	5	0.00%
PHGP MB Purchaser, Inc	First lien senior secured term loan	S +	6.00% + 0.50% PIK	10.43%	7/28/2023	5/20/2027		1,051	1,041	949	0.04%
TruBlue LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	8.97%	1/11/2024	1/11/2029		2,331	(28)	(26)	0.00%
TruBlue LLC (6)	First lien senior secured revolving loan	S +	5.25%	8.97%	1/11/2024	1/11/2029		1,430	(17)	(16)	0.00%
TruBlue LLC	First lien senior secured term loan	S +	5.25%	8.97%	1/11/2024	1/11/2029		5,121	5,053	5,058	0.21%
									7,266	7,169	0.29%
Life sciences tools and services
Aptitude Health Holdings, LLC	First lien senior secured revolving loan	S +	5.00%	6.00%	12/10/2025	5/3/2028		$267	$44	$44	0.00%
Aptitude Health Holdings, LLC	First lien senior secured term loan	S +	5.00%	8.67%	12/10/2025	5/3/2028		1,072	1,069	1,069	0.04%
CR Services Intermediate, LLC	First lien senior secured delayed draw term loan	S +	6.50%	10.33%	7/28/2023	7/28/2028		132	129	120	0.01%
CR Services Intermediate, LLC	First lien senior secured revolving loan	S +	6.50%	10.43%	7/28/2023	7/28/2028		39	27	24	0.00%
CR Services Intermediate, LLC	First lien senior secured term loan	S +	6.50%	10.33%	7/28/2023	7/28/2028		242	235	221	0.01%
CR Services Intermediate, LLC (7)	First lien senior secured term loan	S +	6.50%	10.33%	7/28/2023	7/28/2028	C$	242	235	221	0.01%
ERG Buyer, LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.07%	2/26/2024	8/31/2027		354	352	279	0.01%
ERG Buyer, LLC	First lien senior secured revolving loan	S +	6.25%	10.07%	2/26/2024	8/31/2027		5,406	5,367	4,263	0.18%
ERG Buyer, LLC	First lien senior secured term loan	S +	6.25%	10.07%	6/14/2024	8/31/2027		37,252	37,146	29,375	1.23%
Health and Wellness Partners LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	3/12/2025	3/12/2030		5,808	(84)	(77)	0.00%
Health and Wellness Partners LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.84%	3/12/2025	3/12/2030		2,480	(36)	(33)	0.00%
Health and Wellness Partners LLC	First lien senior secured term loan	S +	5.00%	8.84%	3/12/2025	3/12/2030		21,617	21,287	21,316	0.89%
VIT Nyckel Acquisition AB (6)	First lien senior secured revolving loan	S +	4.50%	8.23%	12/18/2025	12/18/2031		2,719	(34)	(34)	0.00%
VIT Nyckel Acquisition AB	First lien senior secured term loan	S +	4.50%	8.23%	12/18/2025	12/18/2031		8,016	7,916	7,916	0.33%
									73,653	64,704	2.71%
Machinery
Abrasive Technology Intermediate, LLC	First lien senior secured revolving loan	S +	6.25%	10.08%	7/28/2023	10/30/2027		$173	$33	$32	0.00%
Abrasive Technology Intermediate, LLC	First lien senior secured term loan	S +	6.25%	10.08%	10/29/2025	10/30/2027		2,205	2,192	2,176	0.09%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Baker Manufacturing Company, LLC (6)	First lien senior secured revolving loan	S +	5.25%	8.97%	11/1/2024	11/1/2028	2,898	(34)	(28)	0.00%
Baker Manufacturing Company, LLC	First lien senior secured term loan	S +	5.25%	8.97%	11/1/2024	11/1/2028	17,116	16,919	16,950	0.71%
DNS-IMI Acquisition Corp (6)	First lien senior secured revolving loan	S +	5.25%	9.07%	7/28/2023	11/23/2026	56	—	—	0.00%
DNS-IMI Acquisition Corp	First lien senior secured term loan	S +	5.25%	9.07%	7/28/2023	11/23/2026	1,332	1,328	1,326	0.06%
Double E Company, LLC	First lien senior secured revolving loan	S +	6.25%	10.07%	2/26/2025	6/21/2028	3,110	1,703	1,565	0.07%
Double E Company, LLC	First lien senior secured term loan	S +	4.00% + 2.25% PIK	10.07%	8/11/2025	6/21/2028	793	771	750	0.03%
Double E Company, LLC	First lien senior secured term loan	S +	4.00% + 2.25% PIK	10.07%	2/26/2025	6/21/2028	18,981	18,665	17,970	0.75%
Kittyhawk, Inc (6)	First lien senior secured revolving loan	S +	5.25%	8.92%	5/1/2024	5/1/2029	3,571	(48)	(44)	0.00%
Kittyhawk, Inc	First lien senior secured term loan	S +	5.25%	8.92%	5/1/2024	5/1/2029	14,925	14,710	14,726	0.62%
L&J Holding Company LLC	First lien senior secured delayed draw term loan	S +	4.75%	8.59%	7/29/2024	7/29/2030	9,823	3,427	3,443	0.14%
L&J Holding Company LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	7/29/2024	7/29/2030	2,204	(34)	(31)	0.00%
L&J Holding Company LLC	First lien senior secured term loan	S +	4.75%	8.42%	7/29/2024	7/29/2030	11,640	11,449	11,472	0.48%
My Buyer, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.17%	1/26/2024	1/26/2030	3,115	3,073	3,077	0.13%
My Buyer, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.17%	1/26/2024	1/26/2030	2,360	(32)	(29)	0.00%
My Buyer, LLC	First lien senior secured term loan	S +	5.50%	9.17%	1/26/2024	1/26/2030	7,791	7,674	7,683	0.32%
SPG Holdco, LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.99%	5/16/2025	12/1/2028	1,776	1,210	1,213	0.05%
SPG Holdco, LLC (28)	First lien senior secured revolving loan	S +	6.00%	9.77%	12/1/2023	12/1/2028	2,070	1,350	1,357	0.06%
SPG Holdco, LLC	First lien senior secured term loan	S +	6.00%	9.82%	2/26/2025	12/1/2028	10,474	10,304	10,358	0.43%
USSC Holding Corp	First lien senior secured delayed draw term loan	S +	5.25%	9.09%	6/21/2024	6/21/2030	10,028	9,879	9,911	0.42%
USSC Holding Corp	First lien senior secured revolving loan	S +	5.25%	8.99%	6/21/2024	6/21/2030	7,177	3,661	3,684	0.15%
USSC Holding Corp	First lien senior secured term loan	S +	5.25%	8.92%	6/21/2024	6/21/2030	34,431	33,876	34,004	1.43%
								142,076	141,565	5.94%
Media
Ansira Partners II, LLC (6)	First lien senior secured revolving loan	P +	5.00%	11.75%	8/15/2025	8/15/2031	$6,142	$(86)	$(75)	0.00%
Ansira Partners II, LLC	First lien senior secured term loan	S +	6.00%	9.84%	8/15/2025	8/15/2031	46,324	45,658	45,752	1.92%
Barkley, LLC (6)	First lien senior secured revolving loan	S +	6.00%	9.99%	9/29/2023	9/29/2028	2,300	(33)	(28)	0.00%
Barkley, LLC	First lien senior secured term loan	S +	6.00%	9.99%	5/1/2024	9/29/2028	43,565	42,935	43,029	1.80%
Best Version Media Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.25%	8.97%	12/31/2024	12/31/2030	2,897	(42)	(38)	0.00%
Best Version Media Acquisition, LLC	First lien senior secured term loan	S +	5.25%	8.97%	12/31/2024	12/31/2030	28,124	27,701	27,740	1.16%
Creative Outdoor Holding Inc (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	6/26/2025	6/26/2030	8,741	(98)	(83)	0.00%
Creative Outdoor Holding Inc (6)(29)	First lien senior secured revolving loan	S +	5.00%	8.67%	6/26/2025	6/26/2030	4,168	(56)	(39)	0.00%
Creative Outdoor Holding Inc	First lien senior secured term loan	S +	5.00%	8.67%	6/26/2025	6/26/2030	18,265	18,052	18,091	0.76%
Datum Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	6/23/2025	4/30/2030	2,146	(37)	(25)	0.00%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Datum Acquisition, LLC	First lien senior secured term loan	S +	5.00%	8.67%	6/23/2025	4/30/2030	24,011	23,645	23,720	0.99%
Exclusive Concepts, LLC	First lien senior secured delayed draw term loan	S +	6.50%	10.43%	7/28/2023	12/9/2026	219	217	217	0.01%
Exclusive Concepts, LLC	First lien senior secured delayed draw term loan	S +	6.50%	10.43%	12/22/2023	12/9/2026	2,815	2,793	2,795	0.12%
Exclusive Concepts, LLC	First lien senior secured delayed draw term loan	S +	6.50%	10.43%	8/1/2024	12/9/2026	5,099	1,713	1,722	0.07%
Exclusive Concepts, LLC	First lien senior secured revolving loan	S +	6.50%	10.60%	7/28/2023	12/9/2026	23	22	22	0.00%
Exclusive Concepts, LLC	First lien senior secured term loan	S +	6.50%	10.60%	12/22/2023	12/9/2026	3,463	3,435	3,440	0.14%
GM Services Buyer, LLC	First lien senior secured delayed draw term loan	S +	4.75%	8.59%	8/26/2025	8/26/2030	21,538	14,357	14,505	0.61%
GM Services Buyer, LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.59%	8/26/2025	8/26/2030	3,070	(43)	(38)	0.00%
GM Services Buyer, LLC	First lien senior secured term loan	S +	4.75%	8.59%	8/26/2025	8/26/2030	5,852	5,770	5,780	0.24%
Infolinks Media Buyco, LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	6/6/2024	11/1/2026	2,062	2,051	2,050	0.09%
Infolinks Media Buyco, LLC	First lien senior secured revolving loan	S +	5.75%	9.42%	7/28/2023	11/1/2026	38	26	26	0.00%
Infolinks Media Buyco, LLC	First lien senior secured term loan	S +	5.75%	9.42%	6/6/2024	11/1/2026	19,863	19,748	19,747	0.83%
MediaMint Inc (6)	First lien senior secured revolving loan	S +	4.75%	8.47%	12/15/2025	12/15/2030	2,128	(26)	(26)	0.00%
MediaMint Inc	First lien senior secured term loan	S +	4.75%	8.47%	12/15/2025	12/15/2030	15,391	15,200	15,199	0.64%
Merge USA, Inc (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	2/28/2025	2/28/2030	2,515	(31)	(28)	0.00%
Merge USA, Inc	First lien senior secured term loan	S +	4.75%	8.42%	2/28/2025	2/28/2030	11,178	11,035	11,054	0.46%
North & Warren, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.37%	1/31/2025	1/31/2030	954	(12)	(11)	0.00%
North & Warren, LLC	First lien senior secured term loan	S +	5.50%	9.37%	8/29/2025	1/31/2030	4,474	4,414	4,425	0.19%
Optimized Marketing Acquisition, LLC	First lien senior secured revolving loan	S +	6.25%	10.18%	8/19/2022	8/19/2027	3,383	2,287	2,250	0.09%
Optimized Marketing Acquisition, LLC	First lien senior secured term loan	S +	6.25%	10.18%	2/26/2025	8/19/2027	25,379	25,113	24,872	1.04%
Outerbox, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.72%	6/7/2024	6/7/2028	4,077	3,489	3,494	0.15%
Outerbox, LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.72%	6/7/2024	6/7/2028	2,280	(21)	(18)	0.00%
Outerbox, LLC	First lien senior secured term loan	S +	5.00%	8.72%	6/7/2024	6/7/2028	17,617	17,446	17,468	0.73%
Peninsula MMGY Corporation (30)	First lien senior secured revolving loan	S +	5.50%	9.19%	10/26/2023	4/26/2029	3,691	231	254	0.01%
Peninsula MMGY Corporation	First lien senior secured term loan	S +	5.50%	9.17%	4/4/2025	4/26/2029	12,185	12,031	12,048	0.51%
Peninsula MMGY Corporation	First lien senior secured term loan	S +	5.50%	9.17%	2/26/2025	4/26/2029	9,440	9,262	9,334	0.39%
The Channel Company, LLC	First lien senior secured revolving loan	S +	6.75%	10.70%	7/28/2023	11/1/2027	62	35	32	0.00%
The Channel Company, LLC	First lien senior secured term loan	S +	2.50% + 4.25% PIK	10.68%	7/28/2023	11/1/2027	1,990	1,977	1,892	0.08%
The Channel Company, LLC	First lien senior secured term loan	S +	2.50% + 4.25% PIK	10.68%	2/26/2025	11/1/2027	495	492	471	0.02%
Walker Sands, LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	10/1/2025	10/1/2030	1,553	(22)	(19)	0.00%
Walker Sands, LLC	First lien senior secured term loan	S +	5.00%	8.67%	10/1/2025	10/1/2030	8,841	8,714	8,731	0.37%
WTWH Buyer, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.22%	12/16/2022	6/16/2029	1,638	(23)	(26)	0.00%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
WTWH Buyer, LLC	First lien senior secured term loan	S +	5.50%	9.22%	2/26/2025	6/16/2029	13,996	13,769	13,773	0.58%
								333,088	333,479	14.00%
Multiline Retail
HEC Purchaser Corp. (6)	First lien senior secured revolving loan	S +	5.00%	8.83%	8/6/2025	6/17/2029	$8,250	$(97)	$(61)	0.00%
HEC Purchaser Corp.	First lien senior secured term loan	S +	5.00%	8.83%	8/6/2025	6/17/2029	57,802	57,062	57,371	2.41%
								56,965	57,310	2.41%
Pharmaceuticals
Formulated Buyer, LLC	First lien senior secured delayed draw term loan	S +	6.75%	10.68%	7/28/2023	9/22/2026	$337	$330	$296	0.01%
Formulated Buyer, LLC	First lien senior secured revolving loan	S +	6.75%	10.81%	7/28/2023	9/22/2029	200	119	97	0.00%
Formulated Buyer, LLC	First lien senior secured term loan	S +	6.75%	10.68%	7/28/2023	9/22/2029	518	508	455	0.02%
								957	848	0.03%
Personal products
Cosmetic Solutions LLC (8)	First lien senior secured term loan	4.00% PIK		4.00%	7/18/2025	10/17/2028	$1,512	$1,483	$663	0.03%
								1,483	663	0.03%
Professional services
CSL Intermediate Acquisition LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	8.97%	7/8/2025	11/8/2029	$3,564	$(47)	$(45)	0.00%
CSL Intermediate Acquisition LLC	First lien senior secured delayed draw term loan	S +	5.25%	8.97%	11/8/2024	11/8/2029	1,688	1,665	1,667	0.07%
CSL Intermediate Acquisition LLC	First lien senior secured revolving loan	S +	5.25%	8.97%	7/8/2025	11/8/2029	1,673	396	398	0.02%
CSL Intermediate Acquisition LLC	First lien senior secured term loan	S +	5.25%	8.97%	7/8/2025	11/8/2029	9,170	9,042	9,053	0.38%
Helpware, Inc	First lien senior secured revolving loan	S +	6.00%	10.30%	9/8/2022	9/8/2026	5,061	3,295	3,266	0.14%
Helpware, Inc	First lien senior secured term loan	S +	5.75% + 0.25% PIK	9.93%	2/26/2025	9/8/2026	14,040	13,997	13,928	0.58%
Keystone Partners, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.60%	10/25/2024	10/25/2028	2,118	690	692	0.03%
Keystone Partners, LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.84%	10/25/2024	10/25/2028	1,347	(14)	(13)	0.00%
Keystone Partners, LLC	First lien senior secured term loan	S +	5.00%	8.84%	10/25/2024	10/25/2028	10,889	10,765	10,780	0.45%
								39,789	39,726	1.67%
Real estate management and development
BBG, Inc (31)	First lien senior secured revolving loan	S +	6.75%	10.68%	7/28/2023	1/8/2026	$233	$228	$225	0.01%
BBG, Inc	First lien senior secured term loan	S +	6.00% + 0.25% PIK	10.68%	2/26/2025	1/8/2026	1,964	1,959	1,930	0.08%
MetaSource, LLC	First lien senior secured revolving loan	S +	6.75%	10.58%	7/28/2023	5/17/2027	75	36	36	0.00%
MetaSource, LLC	First lien senior secured term loan	S +	6.25% + 0.50% PIK	10.68%	7/28/2023	5/17/2027	919	913	912	0.04%
								3,136	3,103	0.13%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Semiconductors and semiconductor equipment
Altamira Material Solutions, LP	First lien senior secured revolving loan	S +	6.00%	10.61%	7/28/2023	3/2/2028	$45	$45	$45	0.00%
Altamira Material Solutions, LP	First lien senior secured term loan	S +	6.00%	9.82%	12/31/2025	3/2/2028	1,245	1,243	1,236	0.05%
								1,288	1,281	0.05%
Software
Affinitiv Inc (6)	First lien senior secured revolving loan	S +	7.00%	10.93%	7/28/2023	7/26/2027	$186	$(1)	$(1)	0.00%
Affinitiv Inc	First lien senior secured term loan	S +	7.00%	10.93%	7/28/2023	7/26/2027	2,178	2,158	2,164	0.09%
DemandTec, LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	8/27/2025	8/27/2031	3,855	(55)	(47)	0.00%
DemandTec, LLC	First lien senior secured revolving loan	S +	5.00%	8.71%	8/27/2025	8/27/2031	1,505	355	358	0.02%
DemandTec, LLC	First lien senior secured term loan	S +	5.00%	8.84%	8/27/2025	8/27/2031	7,691	7,578	7,595	0.32%
Genius Bidco LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	8.92%	5/1/2024	5/1/2030	4,661	(34)	(26)	0.00%
Genius Bidco LLC (32)	First lien senior secured revolving loan	S +	5.25%	8.92%	5/1/2024	5/1/2030	3,571	425	429	0.02%
Genuis Bico LLC	First lien senior secured term loan	S +	5.25%	8.92%	5/1/2024	5/1/2030	12,520	12,320	12,343	0.52%
GPSTrackit Holdings, LLC	First lien senior secured delayed draw term loan	S +	6.00%	9.67%	3/29/2024	3/29/2029	1,948	1,916	1,916	0.08%
GPSTrackit Holdings, LLC	First lien senior secured revolving loan	S +	6.00%	9.73%	12/2/2024	3/29/2029	4,429	2,292	2,289	0.10%
GPSTrackit Holdings, LLC	First lien senior secured term loan	S +	6.00%	9.67%	12/2/2024	3/29/2029	32,157	31,614	31,630	1.33%
GS XX Corporation (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	4/19/2024	4/19/2029	2,381	(32)	(29)	0.00%
GS XX Corporation	First lien senior secured term loan	S +	4.75%	8.42%	4/19/2024	4/19/2029	16,694	16,453	16,472	0.69%
Shasta Buyer, LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	11/12/2024	11/12/2030	4,307	(51)	(45)	0.00%
Shasta Buyer, LLC	First lien senior secured term loan	S +	4.75%	8.42%	11/12/2024	11/12/2030	20,191	19,933	19,964	0.84%
ShiftKey, LLC (6)	First lien senior secured revolving loan	S +	5.75%	9.68%	7/28/2023	6/21/2027	110	(1)	(3)	0.00%
ShiftKey, LLC	First lien senior secured term loan	S +	5.75% + 0.50% PIK	10.18%	7/28/2023	6/21/2027	3,460	3,442	3,367	0.14%
								98,312	98,376	4.15%
Specialty retail
Dykstras Auto LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	7/28/2023	10/22/2027	$270	$267	$267	0.01%
Dykstras Auto LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.71%	4/14/2025	10/22/2027	5,042	2,823	2,836	0.12%
Dykstras Auto LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.74%	12/23/2025	11/22/2027	20,050	(201)	(201)	(0.01)%
Dykstras Auto LLC	First lien senior secured revolving loan	S +	5.00%	8.69%	4/14/2025	10/22/2027	1,992	440	445	0.02%
Dykstras Auto LLC	First lien senior secured term loan	S +	5.00%	8.74%	11/6/2025	10/22/2027	6,095	6,023	6,034	0.25%
Fastlap, LLC	First lien senior secured revolving loan	S +	2.15% + 3.35% PIK	9.20%	6/20/2024	6/20/2029	2,292	1,908	1,911	0.08%
Fastlap, LLC	First lien senior secured term loan	S +	2.15% + 3.35% PIK	9.17%	6/20/2024	6/20/2029	10,198	9,985	9,998	0.42%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Kaizen Auto Care, LLC	First lien senior secured revolving loan	5.00%		5.00%	2/26/2025	12/22/2027	152	146	105	0.00%
Kaizen Auto Care, LLC	First lien senior secured term loan	5.00%		5.00%	12/27/2023	12/22/2027	1,342	1,335	980	0.04%
Leonard Group, Inc	First lien senior secured revolving loan	S +	6.75%	10.97%	7/28/2023	2/26/2027	234	232	232	0.01%
Leonard Group, Inc	First lien senior secured term loan	S +	6.75%	10.68%	7/28/2023	2/26/2027	1,305	1,302	1,294	0.05%
Pink Lily Holdings, LLC	First lien senior secured revolving loan	S +	7.00% PIK	10.99%	7/28/2023	11/16/2027	31	16	(8)	0.00%
Pink Lily Holdings, LLC	First lien senior secured term loan	S +	7.00% PIK	10.99%	7/28/2023	11/16/2027	1,404	1,375	290	0.01%
								25,651	24,183	1.00%
Textiles, apparel and luxury goods
Lakeshirts LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	12/30/2024	12/20/2030	$7,989	$(33)	$(17)	0.00%
Lakeshirts LLC	First lien senior secured revolving loan	S +	5.00%	8.77%	12/30/2024	12/30/2030	11,650	3,107	3,128	0.13%
Lakeshirts LLC	First lien senior secured term loan	S +	5.00%	8.84%	12/30/2024	12/30/2030	29,843	29,593	29,645	1.24%
								32,667	32,756	1.37%
Trading companies and distributors
AFC-Dell Holding Corp	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	10/15/2025	10/9/2028	$6,435	$6,427	$6,374	0.27%
AFC-Dell Holding Corp	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	10/15/2025	10/9/2028	10,543	10,542	10,444	0.44%
AFC-Dell Holding Corp	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	10/15/2025	10/9/2028	11,428	519	435	0.02%
AFC-Dell Holding Corp (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	10/15/2025	10/9/2028	2,872	(27)	(27)	0.00%
AFC-Dell Holding Corp (33)	First lien senior secured revolving loan	S +	5.00%	8.82%	10/15/2025	10/9/2028	2,525	2,019	1,996	0.08%
AFC-Dell Holding Corp	First lien senior secured term loan	S +	5.00%	8.84%	10/15/2025	10/9/2028	12,818	12,804	12,697	0.53%
Ascent Lifting, Inc (6)	First lien senior secured revolving loan	S +	4.75%	8.69%	4/28/2023	9/9/2027	2,500	(29)	(28)	0.00%
Ascent Lifting, Inc	First lien senior secured term loan	S +	4.75%	8.57%	2/26/2025	9/9/2027	16,605	16,562	16,394	0.69%
AWI Group, LLC	First lien senior secured delayed draw term loan	S +	5.75%	9.42%	8/1/2024	8/1/2029	4,444	4,381	4,301	0.18%
AWI Group, LLC	First lien senior secured revolving loan	S +	5.75%	9.52%	8/1/2024	8/1/2029	10,420	7,353	7,164	0.30%
AWI Group, LLC	First lien senior secured term loan	S +	5.75%	9.42%	8/1/2024	8/1/2029	54,645	53,804	52,883	2.22%
Banner Buyer, LLC	First lien senior secured delayed draw term loan	S +	2.75% + 3.50% PIK	10.07%	7/28/2023	5/31/2027	572	569	386	0.02%
Banner Buyer, LLC	First lien senior secured revolving loan	S +	2.75% + 3.50% PIK	10.07%	7/28/2023	5/31/2027	371	111	(8)	0.00%
Banner Buyer, LLC	First lien senior secured term loan	S +	2.75% + 3.50% PIK	10.07%	7/28/2023	5/31/2027	1,379	1,371	931	0.04%
CAP KSI Holdings LLC (34)	First lien senior secured revolving loan	S +	5.25%	9.48%	6/28/2024	6/28/2030	7,145	2,778	2,807	0.12%
CAP KSI Holdings LLC	First lien senior secured term loan	S +	5.25%	8.98%	7/1/2025	6/28/2030	59,730	59,049	59,306	2.49%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Eastern Communications Solutions, Inc. (6)	First lien senior secured revolving loan	S +	5.00%	8.67%	12/30/2024	12/30/2030	3,240	(41)	(32)	0.00%
Eastern Communications Solutions, Inc.	First lien senior secured term loan	S +	5.00%	8.67%	11/4/2025	12/31/2030	1,701	1,685	1,685	0.07%
Eastern Communications Solutions, Inc.	First lien senior secured term loan	S +	5.00%	8.67%	12/30/2024	12/30/2030	12,486	12,323	12,363	0.52%
Empire Equipment Company, LLC	First lien senior secured revolving loan	S +	6.25%	10.08%	7/28/2023	7/17/2026	439	439	439	0.02%
Empire Equipment Company, LLC	First lien senior secured term loan	S +	6.25%	10.08%	2/26/2025	7/17/2026	1,599	1,598	1,598	0.07%
Jacent Strategic Merchandising, LLC	First lien senior secured revolving loan	S +	6.50%	10.32%	9/19/2025	1/31/2027	2,436	1,096	1,100	0.05%
Jacent Strategic Merchandising, LLC	First lien senior secured term loan	S +	5.75%	9.57%	9/19/2025	1/31/2027	13,537	13,484	13,503	0.57%
Lehman Pipe Buyer, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.67%	6/13/2025	8/30/2030	5,432	1,518	1,527	0.06%
Lehman Pipe Buyer, LLC	First lien senior secured revolving loan	S +	5.00%	8.72%	6/13/2025	8/30/2030	6,324	2,011	2,034	0.09%
Lehman Pipe Buyer, LLC	First lien senior secured term loan	S +	5.00%	8.67%	6/13/2025	8/30/2030	37,584	36,988	37,140	1.56%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.78%	2/26/2025	8/5/2028	4,625	4,544	4,587	0.19%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.00%	9.24%	3/29/2024	8/5/2028	7,118	6,993	7,060	0.30%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.83%	10/31/2024	8/5/2028	4,179	4,140	4,145	0.17%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.63%	2/26/2025	8/5/2028	2,646	2,613	2,625	0.11%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.00%	9.18%	2/26/2025	8/5/2028	2,667	2,630	2,646	0.11%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.00%	9.07%	2/26/2025	8/5/2028	3,160	3,130	3,135	0.13%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	10/31/2024	8/5/2028	4,196	4,157	4,162	0.17%
NEFCO Holding Company, LLC	First lien senior secured revolving loan	P +	4.00%	10.75%	2/26/2025	8/5/2028	7,269	2,431	2,457	0.10%
NEFCO Holding Company, LLC	First lien senior secured term loan	S +	5.00%	9.02%	2/26/2025	8/5/2028	646	634	641	0.03%
NEFCO Holding Company, LLC	First lien senior secured term loan	S +	5.00%	9.06%	8/13/2024	8/5/2028	2,551	2,529	2,531	0.11%
NEFCO Holding Company, LLC	First lien senior secured term loan	S +	5.00%	9.06%	2/26/2025	8/5/2028	17,382	17,096	17,241	0.72%
NEFCO Holding Company, LLC	First lien senior secured term loan	S +	5.00%	9.20%	10/31/2024	8/5/2028	3,376	3,343	3,349	0.14%
NEFCO Holding Company, LLC	First lien senior secured term loan	S +	5.00%	8.74%	12/10/2025	8/5/2028	3,293	3,261	3,266	0.14%
Rental Equipment Investment Corp	First lien senior secured revolving loan	S +	4.50%	8.15%	10/8/2025	10/8/2030	7,917	2,598	2,632	0.11%
Rental Equipment Investment Corp	First lien senior secured term loan	S +	4.50%	8.17%	10/8/2025	10/8/2030	40,932	40,437	40,625	1.70%
Triad Technologies, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.07%	7/28/2023	6/30/2027	332	(2)	(2)	0.00%
Triad Technologies, LLC	First lien senior secured term loan	S +	5.25%	9.07%	2/26/2025	6/30/2027	1,138	1,135	1,127	0.05%
Value Added Distributors, LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.44%	12/19/2024	12/19/2029	3,768	(48)	(40)	0.00%
Value Added Distributors, LLC	First lien senior secured term loan	S +	4.75%	8.44%	11/20/2025	12/19/2029	12,123	11,976	11,987	0.50%
Vintage Parts, Inc (6)	First lien senior secured revolving loan	S +	5.75%	9.42%	3/28/2025	3/28/2029	1,564	(16)	(14)	0.00%
Vintage Parts, Inc	First lien senior secured term loan	S +	5.75%	9.42%	3/28/2025	3/28/2029	16,125	15,952	15,983	0.67%
Wolf Gordon Inc (6)	First lien senior secured revolving loan	S +	5.25%	9.09%	5/1/2024	5/1/2029	3,809	(59)	(55)	0.00%
Wolf Gordon Inc	First lien senior secured term loan	S +	5.25%	9.09%	5/21/2025	5/1/2029	25,504	25,099	25,139	1.05%
Woodson and Bozeman, LLC (6)	First lien senior secured delayed draw term loan	S +	4.75%	8.42%	10/1/2025	10/1/2031	6,590	(47)	(33)	0.00%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Woodson and Bozeman, LLC (6)	First lien senior secured revolving loan	S +	4.75%	8.42%	10/1/2025	10/1/2031	2,436	(35)	(30)	0.00%
Woodson and Bozeman, LLC	First lien senior secured term loan	S +	4.75%	8.42%	10/1/2025	10/1/2031	5,919	5,833	5,845	0.25%
								409,658	408,421	17.16%
Water utilities
Diamondback Buyer, LLC	First lien senior secured delayed draw term loan	S +	5.00%	8.84%	10/15/2024	7/22/2026	$3,634	$3,622	$3,626	0.15%
Diamondback Buyer, LLC (6)	First lien senior secured revolving loan	S +	5.00%	8.72%	7/28/2023	7/22/2026	75	—	—	0.00%
Diamondback Buyer, LLC	First lien senior secured term loan	S +	5.00%	8.72%	10/15/2024	7/22/2026	1,406	1,402	1,401	0.06%
								5,024	5,027	0.21%
Total non-controlled/non-affiliated senior secured debt								$4,189,885	$4,173,995	175.02%
Non-controlled/non-affiliated sponsor subordinated notes
Trading companies and distributors
Empire Equipment Company, LLC	Sponsor subordinated note	12.50% + 7.00% PIK		12.50%	7/28/2023	7/17/2026	$19	$17	$16	0.00%
Cosmetic Solutions LLC (8)	Sponsor subordinated note	11.00%		11.00%	7/18/2025	10/17/2028	—	396	43	0.00%
Total non-controlled/non-affiliated sponsor subordinated notes								413	59	0.00%
Total non-controlled/non-affiliated investments								4,190,298	4,174,054	175.02%
Non-controlled/affiliated investments
Multisector holdings
Twin Brook Equity Holdings, LLC (35) (36) (37)	Equity - 17.41% membership interest							$87,326	$103,655	4.35%
Twin Brook Segregated Equity Holdings, LLC (35) (36) (37)	Equity - 2.11% membership interest							19	15	0.00%
Total non-controlled/affiliated investments								87,345	103,670	4.35%
Total investments								$4,277,643	$4,277,724	179.37%

Cash equivalents
Dreyfus Government Cash Management Money Market Fund - Institutional Shares				3.65%				22,000	22,000	0.92%
JPMorgan U.S. Government Money Market Fund - Share Class: Capital				3.66%				7	7	0.00%
Total cash equivalents								$22,007	$22,007	0.92%
Total investments and cash equivalents								4,299,650	4,299,731	180.29%
(1)Unless otherwise indicated, all investments are considered Level 3 investments.
(2)Unless otherwise indicated, all investments represent co-investments made with the Company’s affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. Refer to Note 6 for further information.
(3)Principal/par amount is denominated in U.S. Dollars (“$”) unless otherwise noted, Canadian Dollars (“C$”)
(4)The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(5)Unless otherwise indicated, the interest rate on the principal balance outstanding for all floating rate loans is indexed to the Term Secured Overnight Financing Rate (“Term SOFR” or “S”), the Canadian Overnight Repo Rate Average (“Term CORRA” or “T”) and/or an alternate base rate (e.g. prime rate (“P”)), which typically resets semiannually,
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)
quarterly, or monthly at the borrower’s option. The applicable base rate may be subject to a floor. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the applicable margin has been provided over Term SOFR based on each respective credit agreement. As of December 31, 2025, the reference rates for the floating rate loans were the Term SOFR of 3.87%, the Prime Rate of 6.75%, and CORRA of 2.30%.
(6)Represents revolvers and delayed draw term loans where the entire balance is unfunded as of December 31, 2025. The negative fair value is a result of the commitment being valued below par. Refer to Note 8 for further information.
(7)Represents investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of December 31, 2025, non-qualifying assets represented approximately 3.04% of the total assets of the Company.
(8)Indicates loan was on non-accrual status as of December 31, 2025.
(9)Principal balance includes reserve for letter of credit of $49,465 on which the borrower pays 5.25%.
(10)Principal balance includes reserve for letter of credit of $3,659 on which the borrower pays 5.75%.
(11)Principal balance includes reserve for letter of credit of $94,608 on which the borrower pays 5.25%.
(12)Principal balance includes reserve for letter of credit of $27,687 on which the borrower pays 5.50%.
(13)Principal balance includes reserve for letter of credit of $49,938 on which the borrower pays 5.25%.
(14)Principal balance includes reserve for letter of credit of $248,440 on which the borrower pays 5.25%.
(15)Principal balance includes reserve for letter of credit of $1,233,299 on which the borrower pays 5.75%.
(16)Principal balance includes reserve for letter of credit of $45,563 on which the borrower pays 5.50%.
(17)Principal balance includes reserve for letter of credit of $30,948 on which the borrower pays 6.00%.
(18)Principal balance includes reserve for letter of credit of $7,896 on which the borrower pays 6.50%.
(19)Principal balance includes reserve for letter of credit of $7,860 on which the borrower pays 6.00%.
(20)Principal balance includes reserve for letter of credit of $116,312 on which the borrower pays 4.50% + 1.75% PIK.
(21)Principal balance includes reserve for letter of credit of $147,760 on which the borrower pays 5.50%.
(22)Principal balance includes reserve for letter of credit of $16,960 on which the borrower pays 4.75%.
(23)Principal balance includes reserve for letter of credit of $168,934 on which the borrower pays 6.00%.
(24)Principal balance includes reserve for letter of credit of $532,875 on which the borrower pays 5.00%.
(25)Principal balance includes reserve for letter of credit of $881,210 on which the borrower pays 5.50%.
(26)Principal balance includes reserve for letter of credit of $400,400 on which the borrower pays 5.00%.
(27)Principal balance includes reserve for letter of credit of $7,875 on which the borrower pays 6.00% + 0.50% PIK.
(28)Principal balance includes reserve for letter of credit of $60,610 on which the borrower pays 6.00%.
(29)Principal balance includes reserve for letter of credit of $927,380 on which the borrower pays 5.00%.
(30)Principal balance includes reserve for letter of credit of $62,209 on which the borrower pays 5.50%.
(31)Principal balance includes reserve for letter of credit of $3,517 on which the borrower pays 6.75%.
(32)Principal balance includes reserve for letter of credit of $238,050 on which the borrower pays 5.25%.
(33)Principal balance includes reserve for letter of credit of $101,000 on which the borrower pays 5.00%.
(34)Principal balance includes reserve for letter of credit of $505,140 on which the borrower pays 5.25%.
(35)As a practical expedient, the Company uses net asset value to determine the fair value of this investment. Consistent with FASB guidance under ASC 820, these investments are excluded from the hierarchical levels. This represents an investment in an affiliated fund.
(36)Securities exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act. As of December 31, 2025, the aggregate fair value of these securities is $103,670 or 4.35% of the Company's net assets. The “restricted securities,” Twin Brook Equity Holdings, LLC and Twin Brook Segregated Equity Holdings, LLC, were purchased on May 19, 2022 and July 28, 2023, respectively.
(37)Non-income producing investment.
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Foreign currency forward contracts
Counterparty	Currency Purchased	Currency Sold	Settlement	Unrealized Appreciation/ (Depreciation)
Wells Fargo Bank, National Association	USD 234	CAD 329	1/26/2026	$(6)
Total				$(6)

Currency Abbreviations:
USD - U.S. Dollar
CAD - Canadian Dollar

Interest Rate Swaps
Counterparty	Hedged Instrument	Company Receives	Company Pays	Maturity Date	Notional Amount	Fair Value	Upfront Payments/Receipts	Unrealized Appreciation/(Depreciation)
Morgan Stanley Capital Services, LLC	Series A, Tranche A Notes	7.6900%	S + 3.547%	3/19/2027	$90,000	593	—	593
Morgan Stanley Capital Services, LLC	Series A, Tranche B Notes	7.7800%	S + 3.866%	3/19/2029	150,000	2,312	—	2,312
MUFG Bank, Ltd.	Series B, Tranche A Notes	6.4200%	S + 3.122%	10/15/2028	20,000	(84)	—	(84)
MUFG Bank, Ltd.	Series B, Tranche A Notes	6.4200%	S + 3.116%	10/15/2028	65,000	(261)	—	(261)
Wells Fargo Bank, N.A.	Series B, Tranche C Notes	6.5200%	S + 3.181%	10/15/2029	100,000	(590)	—	(590)
Morgan Stanley Capital Services, LLC	Series B, Tranche C Notes	6.5200%	S + 3.384%	10/15/2029	50,000	(463)	—	(463)
MUFG Bank, Ltd.	Series B, Tranche C Notes	6.5200%	S + 3.243%	10/15/2029	50,000	(430)	—	(430)
MUFG Bank, Ltd.	Series B, Tranche C Notes	6.5200%	S + 3.266%	10/15/2029	90,000	(844)	—	(844)
Regions Bank	Series C, Tranche A Notes	6.0500%	S + 2.507%	5/30/2028	25,000	95	—	95
Regions Bank	Series C, Tranche B Notes	6.4000%	S + 2.860%	3/30/2030	75,000	194	—	194
Total						$522	$—	$522
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2025
(Amounts in thousands)

Interest Rate Options
Counterparty	Instrument	Company Receives	Company Sold	Maturity Date	Notional Amount	Fair Value	Upfront Payments/Receipts	Unrealized Appreciation/(Depreciation)
Wells Fargo Bank, N.A.	Sold SOFR Floor with Annnuitized Premium	0.08%. Semiannual premium	1.00% 3M SOFR Floor	4/15/2029	$100,000	68	—	68
Morgan Stanley Capital Services, LLC	Sold SOFR Floor with Annnuitized Premium	0.09% Quarterly premium	1.00% 3M SOFR Floor	4/15/2029	50,000	44	—	44
MUFG Bank, Ltd.	Sold SOFR Floor with Annnuitized Premium	0.0604% Quarterly premium	1.00% 3M SOFR Floor	7/15/2028	20,000	8	—	8
MUFG Bank, Ltd.	Sold SOFR Floor with Annnuitized Premium	0.0919% Quarterly premium	1.00% 3M SOFR Floor	4/15/2029	50,000	34	—	34
Morgan Stanley Capital Services, LLC	Sold SOFR Floor with Annnuitized Premium	0.0700% Semiannual premium	1.00% 3M SOFR Floor	12/19/2026	90,000	7	—	7
MUFG Bank, Ltd.	Sold SOFR Floor with Annnuitized Premium	0.0642% Quarterly premium	1.00% 3M SOFR Floor	7/15/2028	65,000	26	—	26
Morgan Stanley Capital Services, LLC	Sold SOFR Floor with Annnuitized Premium	0.1100% Semiannual premium	1.00% 3M SOFR Floor	9/19/2028	150,000	104	—	104
MUFG Bank, Ltd.	Sold SOFR Floor with Annnuitized Premium	0.0935% Quarterly premium	1.00% 3M SOFR Floor	4/15/2029	90,000	61	—	61
Total						$352	$—	$352
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Investments
Non-controlled/non-affiliated senior secured debt
Aerospace and defense
AlphaCoin LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	9.59%	7/29/2024	7/29/2030	$3,028	$(28)	$(22)	0.00%
AlphaCoin LLC (6)	First lien senior secured revolving loan	S +	5.00%	9.52%	7/29/2024	7/29/2030	4,509	(84)	(77)	0.00%
AlphaCoin LLC	First lien senior secured term loan	S +	5.00%	9.59%	7/29/2024	7/29/2030	19,933	19,549	19,593	1.27%
Mattco Forge, Inc (6)	First lien senior secured revolving loan	S +	5.00%	9.35%	12/19/2024	12/19/2030	4,307	(65)	(65)	0.00%
Mattco Forge, Inc	First lien senior secured term loan	S +	5.00%	9.35%	12/19/2024	12/19/2030	46,274	45,583	45,579	2.96%
								64,955	65,008	4.23%
Air freight and logistics
Load One Purchaser Corporation	First lien senior secured revolving loan	P +	5.25%	12.75%	6/21/2022	6/21/2027	$3,557	$303	$306	0.02%
Load One Purchaser Corporation	First lien senior secured term loan	S +	6.25%	11.14%	10/23/2024	6/21/2028	997	978	982	0.06%
Load One Purchaser Corporation	First lien senior secured term loan	S +	6.25%	10.84%	6/21/2022	6/21/2028	13,999	13,773	13,786	0.89%
Zipline Logistics, LLC	First lien senior secured revolving loan	S +	6.00%	11.01%	9/19/2022	9/19/2027	1,687	1,088	1,055	0.07%
Zipline Logistics, LLC	First lien senior secured revolving loan	S +	4.00% + 2.00% PIK	11.01%	9/19/2022	9/19/2027	6	6	6	0.00%
Zipline Logistics, LLC	First lien senior secured term loan	S +	4.00% + 2.00% PIK	11.01%	9/19/2022	9/19/2027	6,843	6,733	6,610	0.43%
								22,881	22,745	1.47%
Auto components
A.P.A. Industries, LLC (6)(9)	First lien senior secured revolving loan	S +	6.00%	10.47%	1/10/2023	1/10/2028	$1,523	$(23)	$(22)	0.00%
A.P.A. Industries, LLC	First lien senior secured term loan	S +	6.00%	10.47%	1/10/2023	1/10/2028	8,529	8,386	8,394	0.54%
AvCarb, LLC	First lien senior secured delayed draw term loan	S +	2.00%	6.67%	7/28/2023	11/12/2026	243	240	235	0.02%
AvCarb, LLC	First lien senior secured revolving loan	S +	7.00%	11.71%	7/28/2023	11/12/2026	38	5	4	0.00%
AvCarb, LLC	First lien senior secured term loan	S +	2.00%	6.67%	7/28/2023	11/12/2026	519	514	501	0.03%
Bestop, Inc (6)	First lien senior secured delayed draw term loan	S +	5.25%	9.58%	3/29/2024	3/29/2029	6,774	(115)	(102)	(0.01)%
Bestop, Inc	First lien senior secured revolving loan	S +	5.25%	9.72%	3/29/2024	3/29/2029	7,081	1,119	1,133	0.07%
Bestop, Inc	First lien senior secured term loan	S +	5.25%	9.58%	3/29/2024	3/29/2029	44,026	43,252	43,365	2.81%
BSC ASI BUYER, LLC (6)	First lien senior secured revolving loan	S +	5.00%	9.33%	12/31/2024	12/31/2027	3,661	(37)	(37)	0.00%
BSC ASI BUYER, LLC	First lien senior secured term loan	S +	5.00%	9.33%	12/31/2024	12/31/2027	29,825	29,527	29,527	1.92%
Certified Collision Group Acquisition Corp (6)	First lien senior secured revolving loan	S +	5.00%	9.33%	7/28/2023	5/17/2027	19	—	—	—%
Certified Collision Group Acquisition Corp	First lien senior secured term loan	S +	5.00%	9.33%	7/28/2023	5/17/2027	1,103	1,094	1,093	0.07%
Raneys, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.29%	2/17/2023	6/7/2027	4,835	4,762	4,774	0.31%
Raneys, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.19%	6/7/2022	6/7/2027	1,964	(27)	(25)	—%
Raneys, LLC	First lien senior secured term loan	S +	5.75%	10.19%	6/7/2022	6/7/2027	13,453	13,262	13,285	0.86%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Vehicle Accessories, Inc (6)	First lien senior secured revolving loan	S +	5.25%	9.72%	7/28/2023	11/30/2026	877	(9)	(9)	—%
Vehicle Accessories, Inc	First lien senior secured term loan	S +	5.25%	9.72%	7/28/2023	11/30/2026	11,238	11,128	11,120	0.72%
								113,078	113,236	7.34%
Building products
US Anchors Group Inc (6)	First lien senior secured revolving loan	S +	5.00%	9.33%	7/15/2024	7/15/2029	$3,275	$(59)	$(55)	0.00%
US Anchors Group Inc	First lien senior secured term loan	S +	5.00%	9.33%	7/15/2024	7/15/2029	17,573	17,242	17,274	1.12%
								17,183	17,219	1.12%
Chemicals
AM Buyer, LLC	First lien senior secured revolving loan	S +	6.75%	11.62%	7/28/2023	5/1/2025	$111	$79	$79	0.01%
AM Buyer, LLC	First lien senior secured term loan	S +	6.75%	11.34%	7/28/2023	5/1/2025	460	459	459	0.03%
Answer Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.48%	7/28/2023	12/30/2026	759	(8)	(6)	—%
Answer Acquisition, LLC	First lien senior secured term loan	S +	6.00%	10.48%	7/28/2023	12/30/2026	1,665	1,655	1,651	0.11%
Answer Acquisition, LLC	First lien senior secured term loan	S +	6.00%	10.48%	1/16/2024	12/30/2026	851	842	845	0.05%
Answer Acquisition, LLC	First lien senior secured term loan	S +	6.00%	10.48%	6/7/2024	12/30/2026	9,923	9,763	9,845	0.64%
Custom Agronomics Holdings, LLC	First lien senior secured revolving loan	S +	6.50%	11.09%	8/30/2022	8/26/2027	2,357	1,543	1,541	0.10%
Custom Agronomics Holdings, LLC	First lien senior secured term loan	S +	6.50%	11.09%	8/30/2022	8/26/2027	4,082	4,026	4,030	0.26%
Custom Agronomics Holdings, LLC	First lien senior secured term loan	S +	6.50%	11.09%	3/25/2024	8/26/2027	2,517	2,485	2,485	0.16%
Polycorp Ltd (6)	First lien senior secured delayed draw term loan	S +	5.75%	10.11%	1/24/2024	1/24/2030	14,860	(126)	(98)	(0.01)%
Polycorp Ltd (6)	First lien senior secured revolving loan	S +	5.75%	10.11%	1/24/2024	1/24/2030	3,723	(63)	(58)	—%
Polycorp Ltd	First lien senior secured term loan	S +	5.75%	10.11%	1/24/2024	1/24/2030	18,055	17,785	17,759	1.15%
Teel Plastics, LLC (6)	First lien senior secured revolving loan	P +	4.00%	11.50%	7/28/2023	1/24/2025	324	—	—	—%
Teel Plastics, LLC	First lien senior secured term loan	S +	5.00%	9.47%	7/28/2023	1/24/2025	1,751	1,751	1,750	0.11%
								40,191	40,282	2.61%
Commercial services and supplies
Alliance Environmental Group, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.59%	7/28/2023	12/30/2027	$57	$56	$44	0.00%
Alliance Environmental Group, LLC	First lien senior secured revolving loan	S +	6.00%	10.59%	7/28/2023	12/30/2027	38	37	29	—%
Alliance Environmental Group, LLC	First lien senior secured term loan	S +	6.00%	10.59%	7/28/2023	12/30/2027	2,255	2,213	1,771	0.11%
CARDS Acquisition, Inc (6)	First lien senior secured delayed draw term loan	S +	5.25%	9.58%	8/12/2024	8/12/2029	23,837	(439)	(405)	(0.03)%
CARDS Acquisition, Inc	First lien senior secured revolving loan	S +	5.25%	9.65%	8/12/2024	8/12/2029	8,843	5,506	5,518	0.36%
CARDS Acquisition, Inc	First lien senior secured term loan	S +	5.25%	9.58%	8/12/2024	8/12/2029	41,214	40,435	40,503	2.63%
Edko Acquisition, LLC (10)	First lien senior secured revolving loan	S +	6.00%	10.59%	7/28/2023	6/25/2026	38	11	11	—%
Edko Acquisition, LLC	First lien senior secured term loan	S +	6.00%	10.59%	7/28/2023	6/25/2026	1,111	1,105	1,102	0.07%
Franchise Fastlane, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.72%	7/28/2023	5/2/2027	15	—	—	—%
Franchise Fastlane, LLC	First lien senior secured term loan	S +	5.25%	9.72%	7/28/2023	5/2/2027	1,121	1,112	1,110	0.07%
Gold Medal Holdings, Inc (6)	First lien senior secured delayed draw term loan	S +	5.75%	10.08%	6/14/2024	3/17/2027	2,831	(23)	(19)	—%
Gold Medal Holdings, Inc (11)	First lien senior secured revolving loan	S +	5.75%	10.08%	7/28/2023	3/17/2027	1,444	277	279	0.02%
Gold Medal Holdings, Inc	First lien senior secured term loan	S +	5.75%	10.08%	7/28/2023	3/17/2027	12,086	11,989	12,005	0.78%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Green Monster Acquisition, LLC	First lien senior secured revolving loan	S +	6.00%	10.78%	7/28/2023	12/28/2026	38	37	37	—%
Green Monster Acquisition, LLC	First lien senior secured term loan	S +	6.00%	10.78%	7/28/2023	12/28/2026	1,146	1,139	1,136	0.07%
HLSG Intermediate, LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.72%	7/28/2023	3/31/2028	94	93	93	0.01%
HLSG Intermediate, LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.72%	10/6/2023	3/31/2028	352	347	350	0.02%
HLSG Intermediate, LLC	First lien senior secured revolving loan	S +	6.25%	10.72%	7/28/2023	3/31/2028	60	43	43	—%
HLSG Intermediate, LLC	First lien senior secured term loan	S +	6.25%	10.72%	7/28/2023	3/31/2028	639	628	635	0.04%
HLSG Intermediate, LLC	First lien senior secured term loan	S +	6.25%	10.72%	10/6/2023	3/31/2028	984	981	979	0.06%
Industrial Air Flow Dynamics, Inc	First lien senior secured revolving loan	S +	6.25%	10.95%	8/5/2022	8/5/2028	2,537	2,507	2,510	0.16%
Industrial Air Flow Dynamics, Inc	First lien senior secured term loan	S +	6.25%	10.99%	8/5/2022	8/5/2028	18,461	18,223	18,260	1.18%
Nimlok Company, LLC (6)(12)	First lien senior secured revolving loan	S +	5.50%	10.09%	7/28/2023	11/27/2025	320	(1)	(1)	—%
Nimlok Company, LLC	First lien senior secured term loan	S +	5.50%	10.09%	7/28/2023	11/27/2025	2,606	2,598	2,595	0.17%
Nimlok Company, LLC	First lien senior secured term loan	S +	5.50%	10.35%	5/1/2024	11/27/2025	3,104	3,089	3,090	0.20%
Polaris Labs Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.77%	9/17/2024	9/17/2029	2,123	(40)	(37)	—%
Polaris Labs Acquisition, LLC	First lien senior secured term loan	S +	5.25%	9.77%	9/17/2024	9/17/2029	6,442	6,320	6,329	0.41%
PRA Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.50%	10.98%	7/28/2023	5/12/2028	56	(1)	(1)	—%
PRA Acquisition, LLC	First lien senior secured term loan	S +	6.50%	10.98%	7/28/2023	5/12/2028	599	588	587	0.04%
Quality Liaison Services of North America, Inc (6)	First lien senior secured revolving loan	S +	6.00%	10.74%	5/2/2023	5/2/2028	1,629	(27)	(26)	—%
Quality Liaison Services of North America, Inc	First lien senior secured term loan	S +	6.00%	10.74%	5/2/2023	5/2/2028	12,564	12,347	12,358	0.80%
Steel City Wash, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.59%	7/28/2023	12/27/2026	140	139	139	0.01%
Steel City Wash, LLC	First lien senior secured revolving loan	S +	6.00%	10.59%	7/28/2023	12/27/2026	38	26	26	—%
Steel City Wash, LLC	First lien senior secured term loan	S +	6.00%	10.59%	7/28/2023	12/27/2026	5,557	5,524	5,533	0.36%
								116,839	116,583	7.54%
Construction and engineering
BCI Burke Holding Corp	First lien senior secured delayed draw term loan	S +	5.75%	10.08%	7/28/2023	12/14/2027	$1,572	$1,554	$1,558	0.10%
BCI Burke Holding Corp (6)	First lien senior secured delayed draw term loan	S +	5.75%	10.08%	10/10/2024	12/14/2027	6,588	(61)	(61)	0.00%
BCI Burke Holding Corp (6)	First lien senior secured revolving loan	S +	5.75%	10.08%	7/28/2023	12/14/2027	2,447	(25)	(23)	0.00%
BCI Burke Holding Corp	First lien senior secured term loan	S +	5.75%	10.08%	7/28/2023	12/14/2027	6,484	6,413	6,424	0.42%
BCI Burke Holding Corp	First lien senior secured term loan	S +	5.75%	10.08%	10/10/2024	12/14/2027	11,942	11,834	11,831	0.77%
Highland Acquisition, Inc	First lien senior secured revolving loan	S +	5.25%	9.61%	7/28/2023	3/9/2027	2,213	414	412	0.03%
Highland Acquisition, Inc	First lien senior secured term loan	S +	5.25%	9.61%	7/28/2023	3/9/2027	10,836	10,692	10,688	0.69%
Ironhorse Purchaser, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.61%	9/30/2022	9/30/2027	9,225	9,125	9,178	0.60%
Ironhorse Purchaser, LLC (13)	First lien senior secured revolving loan	S +	5.25%	9.61%	9/30/2022	9/30/2027	5,813	1,813	1,830	0.12%
Ironhorse Purchaser, LLC	First lien senior secured term loan	S +	5.25%	9.61%	9/30/2022	9/30/2027	29,993	29,615	29,653	1.92%
Rose Paving, LLC	First lien senior secured delayed draw term loan	S +	5.00%	9.33%	11/27/2024	11/7/2029	3,741	1,001	981	0.06%
Rose Paving, LLC	First lien senior secured revolving loan	S +	5.00%	9.52%	11/7/2022	11/7/2028	8,626	3,238	3,260	0.21%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Rose Paving, LLC	First lien senior secured term loan	S +	5.00%	9.52%	11/7/2022	11/7/2028	17,251	16,918	16,996	1.10%
Rose Paving, LLC	First lien senior secured term loan	S +	5.00%	9.52%	5/1/2024	11/7/2028	1,785	1,746	1,759	0.11%
Rose Paving, LLC	First lien senior secured term loan	S +	5.00%	9.52%	11/27/2024	11/7/2029	13,155	12,962	12,961	0.84%
								107,239	107,447	6.97%
Containers and packaging
Bulk Lift International, LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.84%	7/28/2023	11/15/2027	$126	$124	$124	0.01%
Bulk Lift International, LLC (6)	First lien senior secured revolving loan	S +	6.25%	10.84%	11/15/2022	11/15/2027	1,801	(28)	(30)	0.00%
Bulk Lift International, LLC	First lien senior secured term loan	S +	6.25%	10.84%	11/15/2022	11/15/2027	8,124	7,978	7,987	0.52%
Innovative FlexPak, LLC (8)	First lien senior secured revolving loan	S +	7.00%	11.47%	7/28/2023	1/23/2026	627	313	127	0.01%
Innovative FlexPak, LLC (8)	First lien senior secured term loan	S +	7.00%	11.47%	7/28/2023	1/23/2026	2,616	2,274	1,499	0.10%
Innovative FlexPak, LLC (8)	First lien senior secured term loan	S +	20.00% PIK	20.00%	7/28/2023	1/23/2026	735	567	421	0.03%
Johns Byrne LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.33%	8/31/2023	8/31/2029	2,578	(49)	(47)	0.00%
Johns Byrne LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.33%	8/31/2023	8/31/2029	1,460	(28)	(27)	0.00%
Johns Byrne LLC	First lien senior secured term loan	S +	6.00%	10.33%	8/31/2023	8/31/2029	9,547	9,354	9,362	0.61%
K-1 Packaging Group LLC	First lien senior secured revolving loan	S +	6.25%	10.70%	10/6/2022	10/6/2027	6,748	75	80	0.01%
K-1 Packaging Group LLC	First lien senior secured term loan	S +	6.25%	10.84%	10/6/2022	10/6/2027	31,086	30,586	30,635	1.99%
MRC Keeler Acquisition LLC	First lien senior secured delayed draw term loan	S +	6.00% + 0.50% PIK	10.98%	7/28/2023	12/4/2025	4	4	4	0.00%
MRC Keeler Acquisition LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.48%	7/28/2023	12/4/2025	150	(1)	(5)	0.00%
MRC Keeler Acquisition LLC	First lien senior secured term loan	S +	6.00% + 0.50% PIK	10.98%	7/28/2023	12/4/2025	908	904	879	0.06%
Sixarp, LLC	First lien senior secured revolving loan	S +	5.50%	10.13%	8/5/2022	8/5/2027	3,732	1,641	1,644	0.11%
Sixarp, LLC	First lien senior secured term loan	S +	5.50%	10.09%	8/5/2022	8/5/2027	19,428	19,180	19,199	1.25%
Vanguard Packaging, LLC	First lien senior secured revolving loan	S +	5.00%	9.47%	3/29/2024	8/9/2026	4,408	565	571	0.04%
Vanguard Packaging, LLC	First lien senior secured term loan	S +	5.00%	9.47%	3/29/2024	8/9/2026	10,194	10,139	10,143	0.66%
								83,598	82,566	5.40%
Distributors
RTP Acquisition, LLC	First lien senior secured revolving loan	S +	3.50% + 2.25% PIK	13.25%	7/28/2023	8/17/2026	$38	$22	$22	0.00%
RTP Acquisition, LLC	First lien senior secured term loan	S +	4.50% + 2.25% PIK	13.85%	7/28/2023	8/17/2026	2,715	2,670	2,642	0.17%
								2,692	2,664	0.17%
Diversified consumer services
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
50Floor, LLC	First lien senior secured revolving loan	S +	3.00% + 3.00% PIK	10.48%	7/28/2023	12/31/2025	$206	$57	$28	0.00%
50Floor, LLC	First lien senior secured term loan	S +	3.00% + 3.00% PIK	10.48%	7/28/2023	12/31/2026	1,055	1,034	898	0.06%
ACES Intermediate, Inc (6)	First lien senior secured revolving loan	S +	5.50%	9.97%	7/27/2022	7/27/2027	7,114	(73)	(67)	0.00%
ACES Intermediate, Inc	First lien senior secured term loan	S +	5.50%	9.97%	7/27/2022	7/27/2027	30,388	30,028	30,049	1.95%
CL Services Acquisition, LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.86%	4/25/2023	4/25/2028	7,205	5,645	5,651	0.37%
CL Services Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	6.25%	10.99%	5/7/2024	4/25/2028	8,474	(142)	(151)	(0.01)%
CL Services Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.25%	10.92%	4/25/2023	4/25/2028	1,629	(30)	(29)	0.00%
CL Services Acquisition, LLC	First lien senior secured term loan	S +	6.25%	10.99%	4/25/2023	4/25/2028	10,118	9,906	9,938	0.64%
Esquire Deposition Solutions, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.58%	12/30/2022	12/30/2027	6,966	6,843	6,892	0.45%
Esquire Deposition Solutions, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.58%	9/20/2023	12/30/2027	6,741	6,635	6,670	0.43%
Esquire Deposition Solutions, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.58%	12/30/2022	12/30/2027	7,666	(122)	(82)	(0.01)%
Esquire Deposition Solutions, LLC	First lien senior secured term loan	S +	5.25%	9.58%	12/30/2022	12/30/2027	48,234	47,411	47,720	3.10%
Harley Exteriors Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	10.09%	8/2/2024	8/1/2029	3,929	(72)	(66)	0.00%
Harley Exteriors Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.09%	8/2/2024	8/2/2029	1,322	(24)	(22)	—%
Harley Exteriors Acquisition, LLC	First lien senior secured term loan	S +	5.50%	10.09%	8/2/2024	8/2/2029	8,524	8,364	8,377	0.54%
Home Brands Group Holdings, Inc (6)	First lien senior secured revolving loan	S +	4.75%	9.49%	7/28/2023	11/8/2026	48	—	—	—%
Home Brands Group Holdings, Inc	First lien senior secured term loan	S +	4.75%	9.49%	7/28/2023	11/8/2026	1,534	1,526	1,522	0.10%
HTI Intermediate, LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	9.47%	3/1/2024	3/1/2030	2,354	(20)	(16)	—%
HTI Intermediate, LLC	First lien senior secured revolving loan	S +	5.00%	9.44%	3/1/2024	3/1/2030	1,573	130	132	0.01%
HTI Intermediate, LLC	First lien senior secured term loan	S +	5.00%	9.47%	3/1/2024	3/1/2030	5,059	4,969	4,980	0.32%
ISSA, LLC (6)	First lien senior secured revolving loan	S +	6.25%	10.58%	7/28/2023	3/1/2027	131	(2)	(2)	—%
ISSA, LLC	First lien senior secured term loan	S +	6.25%	10.58%	7/28/2023	3/1/2027	1,839	1,817	1,813	0.12%
Juniper Landscaping Holdings LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.87%	11/13/2023	12/29/2026	7,032	5,775	5,814	0.38%
Juniper Landscaping Holdings LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.85%	7/28/2023	12/29/2026	86	86	86	0.01%
Juniper Landscaping Holdings LLC (14)	First lien senior secured revolving loan	S +	6.25%	10.81%	7/28/2023	12/29/2026	820	345	349	0.02%
Juniper Landscaping Holdings LLC	First lien senior secured term loan	S +	6.25%	10.84%	7/28/2023	12/29/2026	3,002	2,971	2,977	0.19%
Lawn Care Holdings Purchaser, Inc	First lien senior secured delayed draw term loan	S +	5.00%	9.33%	10/24/2023	10/24/2028	4,566	4,450	4,510	0.29%
Lawn Care Holdings Purchaser, Inc	First lien senior secured delayed draw term loan	S +	5.00%	9.37%	11/22/2024	10/24/2028	13,962	3,227	3,227	0.21%
Lawn Care Holdings Purchaser, Inc (6)	First lien senior secured revolving loan	S +	5.00%	9.44%	10/24/2023	10/24/2028	2,698	(44)	(33)	—%
Lawn Care Holdings Purchaser, Inc	First lien senior secured term loan	S +	5.00%	9.44%	10/24/2023	10/24/2028	7,192	7,057	7,104	0.46%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
PPW Acquisition, LLC	First lien senior secured revolving loan	S +	6.75%	11.72%	7/28/2023	9/30/2026	38	27	26	—%
PPW Acquisition, LLC	First lien senior secured term loan	S +	4.33% + 2.50% PIK	11.34%	7/28/2023	9/30/2026	613	600	583	0.04%
Premier Early Childhood Education Partners LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.59%	11/22/2023	11/22/2028	10,919	10,692	10,755	0.70%
Premier Early Childhood Education Partners LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.57%	9/25/2024	11/22/2028	9,048	2,627	2,651	0.17%
Premier Early Childhood Education Partners LLC	First lien senior secured revolving loan	S +	6.00%	10.59%	11/22/2023	11/22/2028	1,380	1,351	1,359	0.09%
Premier Early Childhood Education Partners LLC	First lien senior secured term loan	S +	6.00%	10.59%	11/22/2023	11/22/2028	8,229	8,049	8,106	0.53%
TSR Concrete Coatings, LLC	First lien senior secured revolving loan	S +	6.00%	10.55%	9/22/2023	9/22/2028	1,534	968	970	0.06%
TSR Concrete Coatings, LLC	First lien senior secured term loan	S +	6.00%	10.48%	9/22/2023	9/22/2028	6,148	6,028	6,033	0.39%
United Land Services Opco Parent, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.59%	7/28/2023	3/23/2026	1,607	1,376	1,373	0.09%
United Land Services Opco Parent, LLC (15)	First lien senior secured revolving loan	S +	6.00%	10.33%	7/28/2023	3/23/2026	150	35	35	—%
United Land Services Opco Parent, LLC	First lien senior secured term loan	S +	6.00%	10.59%	7/28/2023	3/23/2026	352	349	349	0.02%
Yard-Nique, Inc	First lien senior secured delayed draw term loan	S +	7.00%	11.48%	8/8/2022	4/30/2026	2,568	2,550	2,549	0.17%
Yard-Nique, Inc	First lien senior secured revolving loan	S +	7.00%	11.48%	8/8/2022	4/30/2026	1,947	1,117	1,126	0.07%
Yard-Nique, Inc	First lien senior secured term loan	S +	7.00%	11.48%	8/8/2022	4/30/2026	7,000	6,940	6,949	0.45%
								190,456	191,133	12.41%
Diversified telecommunication services
ISPN Intermediate, LLC	First lien senior secured revolving loan	S +	5.25%	9.61%	12/6/2024	12/6/2030	$861	$131	$131	0.01%
ISPN Intermediate, LLC	First lien senior secured term loan	S +	5.25%	9.61%	12/6/2024	12/6/2030	6,938	6,836	6,834	0.44%
								6,967	6,965	0.45%
Electrical equipment
AEP Passion Intermediate Holdings, Inc	First lien senior secured delayed draw term loan	S +	4.60% + 1.90% PIK	10.98%	7/28/2023	10/5/2027	$70	$69	$69	0.00%
AEP Passion Intermediate Holdings, Inc	First lien senior secured revolving loan	S +	6.50%	11.13%	7/28/2023	10/5/2027	48	33	33	—%
AEP Passion Intermediate Holdings, Inc	First lien senior secured revolving loan	S +	4.60% + 1.90% PIK	10.98%	7/28/2023	10/5/2027	—	—	—	—%
AEP Passion Intermediate Holdings, Inc	First lien senior secured term loan	S +	4.60% + 1.90% PIK	11.17%	7/28/2023	10/5/2027	1,261	1,240	1,235	0.08%
BPCP NSA Intermedco, Inc	First lien senior secured delayed draw term loan	S +	4.75%	9.11%	5/17/2024	5/17/2030	12,275	4,591	4,651	0.30%
BPCP NSA Intermedco, Inc (6)	First lien senior secured revolving loan	S +	4.75%	9.11%	5/17/2024	5/17/2030	5,930	(80)	(69)	—%
BPCP NSA Intermedco, Inc	First lien senior secured term loan	S +	4.75%	9.11%	5/17/2024	5/17/2030	35,013	34,525	34,594	2.24%
WCI Volt Purchaser, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.72%	9/15/2022	9/15/2028	2,249	(28)	(25)	—%
WCI Volt Purchaser, LLC	First lien senior secured term loan	S +	5.25%	9.72%	9/15/2022	9/15/2028	8,828	8,705	8,716	0.57%
								49,055	49,204	3.19%
Electronic equipment, instruments and components
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Advanced Lighting Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.22%	7/28/2023	11/22/2025	$324	$—	$—	—%
Advanced Lighting Acquisition, LLC	First lien senior secured term loan	S +	5.75%	10.22%	7/28/2023	11/22/2025	1,094	1,094	1,093	0.07%
Nelson Name Plate Company	First lien senior secured delayed draw term loan	S +	5.75%	10.34%	7/28/2023	10/18/2026	117	116	116	0.01%
Nelson Name Plate Company (6)	First lien senior secured revolving loan	S +	5.75%	10.34%	7/28/2023	10/18/2026	90	(1)	(1)	—%
Nelson Name Plate Company	First lien senior secured term loan	S +	5.75%	10.34%	7/28/2023	10/18/2026	883	878	874	0.06%
								2,087	2,082	0.14%
Food and staples retailing
Ever Fresh Fruit Company, LLC (6)	First lien senior secured delayed draw term loan	S +	6.25%	10.71%	6/5/2024	11/17/2028	$2,513	$(44)	$(41)	0.00%
Ever Fresh Fruit Company, LLC (6)	First lien senior secured revolving loan	S +	6.25%	10.71%	11/17/2023	11/17/2028	1,380	(28)	(22)	0.00%
Ever Fresh Fruit Company, LLC	First lien senior secured term loan	S +	6.25%	10.71%	11/17/2023	11/17/2028	7,289	7,131	7,171	0.47%
Mad Rose Company, LLC (16)	First lien senior secured revolving loan	S +	6.25%	11.03%	7/28/2023	5/7/2026	395	50	50	—%
Mad Rose Company, LLC	First lien senior secured term loan	S +	6.25%	11.03%	7/28/2023	5/7/2026	2,898	2,875	2,877	0.19%
Main Street Gourmet, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.84%	7/28/2023	11/10/2025	41	41	41	—%
Main Street Gourmet, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.84%	7/28/2023	11/10/2025	38	—	—	—%
Main Street Gourmet, LLC	First lien senior secured term loan	S +	5.25%	9.84%	7/28/2023	11/10/2025	1,093	1,091	1,089	0.07%
NutriScience Innovations, LLC (6)(17)	First lien senior secured revolving loan	S +	6.50%	10.83%	7/28/2023	4/21/2026	131	(1)	(1)	—%
NutriScience Innovations, LLC	First lien senior secured term loan	S +	6.50%	10.83%	7/28/2023	4/21/2026	2,336	2,316	2,314	0.15%
Qin's Buffalo, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.43%	5/24/2024	5/5/2027	7,933	3,360	3,369	0.22%
Qin's Buffalo, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.48%	7/28/2023	5/5/2027	75	74	74	—%
Qin's Buffalo, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.43%	7/28/2023	5/5/2027	38	(1)	—	—%
Qin's Buffalo, LLC	First lien senior secured term loan	S +	6.00%	10.36%	7/28/2023	5/5/2027	526	520	520	0.03%
SCP Beverage Buyer, LLC	First lien senior secured revolving loan	S +	5.75%	10.58%	7/28/2023	11/24/2026	38	37	37	—%
SCP Beverage Buyer, LLC	First lien senior secured term loan	S +	5.75%	10.60%	7/28/2023	11/24/2026	7,112	7,064	7,046	0.46%
Universal Pure, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.56%	10/31/2022	10/31/2028	363	38	39	—%
Universal Pure, LLC (18)	First lien senior secured revolving loan	S +	6.00%	10.50%	10/31/2022	10/31/2028	7,142	5,231	5,237	0.34%
Universal Pure, LLC	First lien senior secured term loan	S +	6.00%	10.48%	10/31/2022	10/31/2028	17,497	17,157	17,167	1.11%
								46,911	46,967	3.04%
Food products
BPCP WLF Intermedco LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.48%	8/19/2022	8/19/2027	$5,846	$(79)	$(58)	0.00%
BPCP WLF Intermedco LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.48%	12/20/2024	8/19/2028	7,615	(76)	(76)	0.00%
BPCP WLF Intermedco LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.48%	8/19/2022	8/19/2027	3,383	(46)	(34)	0.00%
BPCP WLF Intermedco LLC	First lien senior secured term loan	S +	6.00%	10.48%	8/19/2022	8/19/2027	24,381	24,020	24,137	1.57%
Icelandirect, LLC	First lien senior secured revolving loan	S +	6.00%	11.06%	7/28/2023	7/30/2026	38	32	32	0.00%
Icelandirect, LLC	First lien senior secured term loan	S +	6.00%	10.59%	7/28/2023	7/30/2026	700	696	694	0.05%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Starwest Botanicals Acquisition, LLC	First lien senior secured revolving loan	S +	5.25%	9.72%	7/28/2023	4/30/2028	174	81	58	—%
Starwest Botanicals Acquisition, LLC	First lien senior secured term loan	S +	5.25%	9.72%	7/28/2023	4/30/2028	791	764	661	0.04%
Sun Orchard, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.96%	8/2/2024	7/8/2028	6,099	(106)	(87)	(0.01)%
Sun Orchard, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.96%	7/8/2022	7/8/2028	5,336	(80)	(77)	—%
Sun Orchard, LLC	First lien senior secured term loan	S +	5.50%	9.96%	7/8/2022	7/8/2028	26,387	25,933	26,006	1.69%
Treat Planet Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.50%	11.09%	1/11/2023	1/11/2028	1,965	(36)	(34)	—%
Treat Planet Acquisition, LLC	First lien senior secured term loan	S +	6.50%	11.09%	1/11/2023	1/11/2028	7,155	7,010	7,015	0.46%
Westminster Cracker Company, Inc	First lien senior secured revolving loan	S +	6.25%	10.71%	8/30/2023	8/30/2026	1,534	139	139	0.01%
Westminster Cracker Company, Inc	First lien senior secured term loan	S +	6.25%	10.71%	8/30/2023	8/30/2026	9,595	9,489	9,496	0.62%
								67,741	67,872	4.43%
Gas utilities
Hydromax USA, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.46%	7/28/2023	12/30/2026	$110	$107	$108	0.01%
Hydromax USA, LLC	First lien senior secured revolving loan	S +	6.00%	10.62%	7/28/2023	12/30/2026	228	40	43	0.00%
Hydromax USA, LLC	First lien senior secured term loan	S +	6.00%	10.46%	7/28/2023	12/30/2026	1,191	1,163	1,176	0.08%
								1,310	1,327	0.09%
Health care equipment and supplies
626 Holdings Equity LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.85%	7/28/2023	2/14/2028	$222	$220	$219	0.01%
626 Holdings Equity LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.85%	4/15/2024	2/14/2028	36	—	(1)	—%
626 Holdings Equity LLC	First lien senior secured revolving loan	S +	6.00%	10.97%	7/28/2023	2/14/2027	75	71	71	—%
626 Holdings Equity LLC	First lien senior secured term loan	S +	6.00%	10.85%	7/28/2023	2/14/2028	866	856	853	0.06%
Alcresta Buyer, Inc (6)	First lien senior secured delayed draw term loan	S +	5.50%	10.02%	3/12/2024	3/12/2030	14,036	(243)	(222)	(0.01)%
Alcresta Buyer, Inc (6)	First lien senior secured revolving loan	S +	5.50%	10.02%	3/12/2024	3/12/2029	2,761	(48)	(44)	—%
Alcresta Buyer, Inc	First lien senior secured term loan	S +	5.50%	10.02%	3/12/2024	3/12/2030	13,239	13,007	13,033	0.85%
EMSAR Acquisition LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.09%	7/28/2023	3/30/2026	211	210	210	0.01%
EMSAR Acquisition LLC	First lien senior secured revolving loan	S +	6.50%	11.12%	7/28/2023	3/30/2026	134	133	133	0.01%
EMSAR Acquisition LLC	First lien senior secured term loan	S +	6.50%	11.09%	7/28/2023	3/30/2026	1,026	1,015	1,018	0.07%
Medical Technology Associates, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.83%	7/25/2022	7/25/2028	1,966	(34)	(22)	—%
Medical Technology Associates, LLC	First lien senior secured term loan	S +	5.50%	9.83%	7/25/2022	7/25/2028	22,705	22,301	22,450	1.46%
Nasco Healthcare Inc.	First lien senior secured revolving loan	S +	5.75%	10.15%	12/13/2024	6/30/2028	2,937	925	926	0.06%
Nasco Healthcare Inc.	First lien senior secured term loan	S +	5.75%	10.15%	12/13/2024	6/30/2028	11,793	11,676	11,675	0.76%
NWI Merger Sub, Inc (6)	First lien senior secured delayed draw term loan	S +	5.25%	9.71%	12/4/2024	12/4/2029	6,438	(127)	(127)	(0.01)%
NWI Merger Sub, Inc (6)	First lien senior secured revolving loan	S +	5.25%	9.71%	12/4/2024	12/4/2029	2,495	(49)	(49)	—%
NWI Merger Sub, Inc	First lien senior secured term loan	S +	5.25%	9.71%	12/4/2024	12/4/2029	16,953	16,619	16,614	1.08%
Reliable Medical Supply LLC	First lien senior secured delayed draw term loan	S +	6.75%	11.34%	7/28/2023	4/8/2025	140	140	140	0.01%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Reliable Medical Supply LLC	First lien senior secured revolving loan	S +	6.75%	11.60%	7/28/2023	4/8/2025	2,013	1,998	1,997	0.13%
Reliable Medical Supply LLC	First lien senior secured term loan	S +	6.75%	11.35%	7/28/2023	4/8/2025	3,282	3,270	3,267	0.21%
SCA Buyer, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.35%	7/28/2023	1/20/2026	277	272	272	0.02%
SCA Buyer, LLC	First lien senior secured revolving loan	S +	6.50%	11.33%	7/28/2023	1/20/2027	133	131	131	0.01%
SCA Buyer, LLC	First lien senior secured term loan	S +	6.50%	11.32%	7/28/2023	1/20/2026	3,573	3,494	3,513	0.23%
Spectrum Solutions, LLC	First lien senior secured delayed draw term loan	18.00% PIK		18.00%	5/3/2024	3/5/2026	116	109	62	—%
Spectrum Solutions, LLC	First lien senior secured delayed draw term loan	15.00% PIK		15.00%	7/28/2023	3/5/2026	226	218	224	0.01%
Spectrum Solutions, LLC	First lien senior secured revolving loan	S +	6.25%	10.95%	7/28/2023	3/5/2026	283	155	44	—%
Spectrum Solutions, LLC	First lien senior secured term loan	S +	6.25%	10.84%	7/28/2023	3/5/2026	579	526	307	0.02%
Surplus Solutions, LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	9.84%	9/30/2024	11/30/2027	4,664	(64)	(70)	—%
Surplus Solutions, LLC	First lien senior secured revolving loan	S +	5.25%	9.84%	11/30/2022	11/30/2027	1,771	319	327	0.02%
Surplus Solutions, LLC	First lien senior secured term loan	S +	5.25%	9.84%	11/30/2022	11/30/2027	16,283	15,981	16,037	1.04%
								93,081	92,988	6.05%
Health care providers and services
ADVI Health, LLC (6)	First lien senior secured revolving loan	S +	7.00%	11.59%	11/29/2022	11/29/2027	$1,062	$(15)	$(15)	0.00%
ADVI Health, LLC	First lien senior secured term loan	S +	7.00%	11.59%	11/29/2022	11/29/2027	6,112	6,013	6,019	0.39%
Advocate RCM Acquisition Corp (6)	First lien senior secured revolving loan	S +	6.00%	10.43%	12/22/2023	12/22/2026	2,902	(34)	(32)	0.00%
Advocate RCM Acquisition Corp	First lien senior secured term loan	S +	6.00%	10.43%	12/22/2023	12/22/2026	18,226	18,000	18,017	1.17%
Agility Intermediate, Inc	First lien senior secured delayed draw term loan	S +	7.00%	11.59%	7/28/2023	4/15/2026	109	107	103	0.01%
Agility Intermediate, Inc	First lien senior secured revolving loan	S +	7.00%	11.59%	7/28/2023	4/15/2026	134	78	74	0.00%
Agility Intermediate, Inc	First lien senior secured term loan	S +	7.00%	11.59%	7/28/2023	4/15/2026	237	233	226	0.01%
American Family Care, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.43%	2/29/2024	2/28/2029	4,424	350	355	0.02%
American Family Care, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.43%	2/29/2024	2/28/2029	1,775	(37)	(35)	0.00%
American Family Care, LLC	First lien senior secured term loan	S +	6.00%	10.43%	2/29/2024	2/28/2029	11,516	11,267	11,284	0.73%
ASC Ortho Management Company, LLC	First lien senior secured delayed draw term loan	S +	4.33% + 2.50% PIK	11.43%	7/28/2023	12/31/2026	322	318	316	0.02%
ASC Ortho Management Company, LLC	First lien senior secured revolving loan	S +	7.00%	11.59%	7/28/2023	12/31/2026	38	20	19	0.00%
ASC Ortho Management Company, LLC	First lien senior secured term loan	S +	4.33% + 2.50% PIK	11.43%	7/28/2023	12/31/2026	510	504	500	0.03%
Ascend Plastic Surgery Partners MSO LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	9.33%	5/3/2024	5/3/2029	20,682	(359)	(335)	(0.02)%
Ascend Plastic Surgery Partners MSO LLC (6)	First lien senior secured revolving loan	S +	5.00%	9.33%	5/3/2024	5/3/2029	4,197	(73)	(67)	—%
Ascend Plastic Surgery Partners MSO LLC	First lien senior secured term loan	S +	5.00%	9.33%	5/3/2024	5/3/2029	6,860	6,737	6,748	0.44%
ASP Global Holdings, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.61%	7/31/2024	7/31/2029	19,204	13,350	13,378	0.87%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
ASP Global Holdings, LLC	First lien senior secured revolving loan	S +	5.25%	10.03%	7/31/2024	7/31/2029	6,555	2,065	2,074	0.13%
ASP Global Holdings, LLC	First lien senior secured term loan	S +	5.25%	9.61%	7/31/2024	7/31/2029	40,969	40,358	40,268	2.61%
Beacon Oral Specialists Management LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.33%	7/28/2023	12/14/2026	821	815	813	0.05%
Beacon Oral Specialists Management LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.33%	7/28/2023	12/14/2026	188	(2)	(2)	0.00%
Beacon Oral Specialists Management LLC	First lien senior secured term loan	S +	6.00%	10.33%	7/28/2023	12/14/2026	912	904	903	0.06%
Beghou Consulting, LLC (19)	First lien senior secured revolving loan	S +	5.00%	9.34%	5/1/2023	5/1/2028	2,714	1,521	1,523	0.10%
Beghou Consulting, LLC	First lien senior secured term loan	S +	5.00%	9.33%	5/1/2023	5/1/2028	15,235	14,895	14,906	0.97%
Behavior Frontiers, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.59%	4/4/2024	5/21/2026	1,306	(13)	(13)	0.00%
Behavior Frontiers, LLC (6)(20)	First lien senior secured revolving loan	S +	6.00%	10.59%	7/28/2023	5/21/2026	38	(1)	—	0.00%
Behavior Frontiers, LLC	First lien senior secured term loan	S +	6.00%	10.59%	7/28/2023	5/21/2026	572	557	566	0.04%
BPCP EE Intermedco LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.73%	4/3/2023	4/3/2028	3,182	1,982	1,984	0.13%
BPCP EE Intermedco LLC (6)	First lien senior secured revolving loan	S +	6.25%	10.73%	4/3/2023	4/3/2028	2,244	(40)	(38)	—%
BPCP EE Intermedco LLC	First lien senior secured term loan	S +	6.25%	10.73%	4/3/2023	4/3/2028	6,428	6,302	6,306	0.41%
Brightview, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.47%	7/28/2023	12/14/2026	47	47	47	—%
Brightview, LLC	First lien senior secured revolving loan	S +	6.00%	10.47%	7/28/2023	12/14/2026	52	52	52	—%
Brightview, LLC	First lien senior secured term loan	S +	6.00%	10.47%	7/28/2023	12/14/2026	678	676	675	0.04%
Canadian Orthodontic Partners Corp (7)	First lien senior secured delayed draw term loan - C$	15.00%		15.00%	4/5/2024	3/19/2026	32	12	11	—%
Canadian Orthodontic Partners Corp (7)	First lien senior secured delayed draw term loan - C$	C +	7.00%	10.63%	7/28/2023	3/19/2026	363	244	139	0.01%
Canadian Orthodontic Partners Corp (7)	First lien senior secured revolving loan	S +	7.00%	11.59%	7/28/2023	12/31/2026	134	129	84	0.01%
Canadian Orthodontic Partners Corp (7)	First lien senior secured revolving loan - C$	C +	7.00%	10.63%	7/28/2023	3/19/2026	264	193	115	0.01%
Canadian Orthodontic Partners Corp (7)	First lien senior secured revolving loan - C$	C +	7.00%	10.63%	3/19/2021	12/31/2026	64	47	28	—%
Canadian Orthodontic Partners Corp (7)	First lien senior secured term loan - C$	C +	7.00%	10.63%	7/28/2023	3/19/2026	276	200	120	0.01%
Change Academy at Lake of the Ozarks, LLC	First lien senior secured revolving loan	S +	5.25%	10.64%	8/2/2022	8/2/2027	5,898	5,837	5,842	0.38%
Change Academy at Lake of the Ozarks, LLC	First lien senior secured term loan	S +	5.25%	9.73%	8/2/2022	8/2/2027	31,320	30,956	30,980	2.01%
CNS Purchaser, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.82%	12/30/2024	12/30/2029	11,025	(83)	(83)	(0.01)%
CNS Purchaser, LLC	First lien senior secured revolving loan	S +	5.50%	9.82%	12/30/2024	12/30/2029	4,246	927	927	0.06%
CNS Purchaser, LLC	First lien senior secured term loan	S +	5.50%	9.82%	12/30/2024	12/30/2029	38,587	38,009	38,009	2.47%
Community Care Partners, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.47%	7/28/2023	6/10/2026	164	163	161	0.01%
Community Care Partners, LLC	First lien senior secured revolving loan	S +	6.00%	10.62%	7/28/2023	6/10/2026	75	52	51	—%
Community Care Partners, LLC	First lien senior secured term loan	S +	6.00%	10.47%	7/28/2023	6/10/2026	934	931	920	0.06%
Dermatology Medical Partners OpCo LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.09%	7/28/2023	10/29/2026	64	64	64	—%
Dermatology Medical Partners OpCo LLC	First lien senior secured revolving loan	S +	6.50%	11.09%	7/28/2023	10/29/2026	38	29	28	—%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Dermatology Medical Partners OpCo LLC	First lien senior secured term loan	S +	6.50%	11.09%	7/28/2023	10/29/2026	257	255	254	0.02%
EH Management Company, LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.09%	7/28/2023	7/15/2026	38	—	—	—%
EH Management Company, LLC	First lien senior secured term loan	S +	5.50%	10.09%	7/28/2023	7/15/2026	4,461	4,431	4,429	0.29%
Endodontic Practice Partners, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.34%	11/2/2022	11/2/2027	16,787	16,596	16,614	1.08%
Endodontic Practice Partners, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.44%	4/9/2024	11/2/2027	13,778	3,332	3,371	0.22%
Endodontic Practice Partners, LLC	First lien senior secured revolving loan	S +	5.75%	10.34%	11/2/2022	11/2/2027	1,956	758	762	0.05%
Endodontic Practice Partners, LLC	First lien senior secured term loan	S +	5.75%	10.34%	11/2/2022	11/2/2027	15,276	15,078	15,118	0.98%
FYZICAL Buyer, LLC	First lien senior secured revolving loan	S +	5.25%	9.61%	6/26/2024	6/26/2028	2,710	1,019	1,023	0.07%
FYZICAL Buyer, LLC	First lien senior secured term loan	S +	5.25%	9.61%	6/26/2024	6/26/2028	18,909	18,631	18,664	1.21%
Geriatric Medical and Surgical Supply, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.33%	7/28/2023	12/21/2025	300	(3)	(3)	—%
Geriatric Medical and Surgical Supply, LLC	First lien senior secured term loan	S +	6.00%	10.33%	7/28/2023	12/21/2025	20,042	19,845	19,827	1.29%
Golden Bear PT Partners, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.09%	7/28/2023	10/22/2026	174	171	170	0.01%
Golden Bear PT Partners, LLC	First lien senior secured revolving loan	S +	6.50%	11.07%	7/28/2023	10/22/2026	38	26	25	—%
Golden Bear PT Partners, LLC	First lien senior secured term loan	S +	6.50%	11.09%	7/28/2023	10/22/2026	1,491	1,468	1,461	0.09%
Guardian Dentistry Practice Management, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.72%	7/28/2023	8/20/2026	368	366	365	0.02%
Guardian Dentistry Practice Management, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.72%	7/28/2023	8/20/2027	4,188	(45)	(39)	—%
Guardian Dentistry Practice Management, LLC	First lien senior secured term loan	S +	5.25%	9.72%	7/28/2023	8/20/2027	384	382	381	0.02%
H2 Holdco, Inc	First lien senior secured delayed draw term loan	S +	6.00%	10.59%	5/5/2023	5/5/2028	7,217	7,042	7,134	0.46%
H2 Holdco, Inc	First lien senior secured delayed draw term loan	S +	6.00%	10.50%	6/25/2024	5/5/2028	19,004	11,768	11,819	0.77%
H2 Holdco, Inc (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.48%	12/20/2024	5/5/2028	7,560	(113)	(88)	(0.01)%
H2 Holdco, Inc (21)	First lien senior secured revolving loan	S +	6.00%	11.55%	5/5/2023	5/5/2028	2,544	342	374	0.02%
H2 Holdco, Inc	First lien senior secured term loan	S +	6.00%	10.59%	5/5/2023	5/5/2028	17,970	17,490	17,761	1.15%
H2 Holdco, Inc	First lien senior secured term loan	S +	6.00%	10.48%	12/20/2024	5/5/2028	907	894	897	0.06%
IMA Group Management Company, LLC (6)	First lien senior secured delayed draw term loan	S +	6.75%	11.49%	7/28/2023	6/30/2028	174	(3)	(3)	—%
IMA Group Management Company, LLC	First lien senior secured revolving loan	S +	6.75%	11.21%	7/28/2023	6/30/2028	35	17	17	—%
IMA Group Management Company, LLC	First lien senior secured term loan	S +	6.75%	11.49%	7/28/2023	6/30/2028	845	830	829	0.05%
IPC Pain Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.34%	5/19/2022	5/19/2027	9,857	9,815	9,782	0.63%
IPC Pain Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.34%	5/19/2022	5/19/2027	1,140	(8)	(7)	—%
IPC Pain Acquisition, LLC	First lien senior secured term loan	S +	5.75%	10.34%	5/19/2022	5/19/2027	2,902	2,877	2,880	0.19%
MS Pain, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.96%	12/4/2024	12/4/2029	6,038	(119)	(119)	(0.01)%
MS Pain, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.96%	12/4/2024	12/4/2029	861	(17)	(17)	—%
MS Pain, LLC	First lien senior secured term loan	S +	5.50%	9.96%	12/4/2024	12/4/2029	3,381	3,314	3,313	0.21%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
MWEC Management, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.11%	2/14/2023	2/14/2028	1,426	421	431	0.03%
MWEC Management, LLC (6)	First lien senior secured delayed draw term loan	S +	5.75%	10.11%	7/3/2024	2/14/2028	2,532	(33)	(29)	—%
MWEC Management, LLC	First lien senior secured revolving loan	S +	5.75%	10.11%	2/14/2023	2/14/2028	1,924	1,227	1,244	0.08%
MWEC Management, LLC	First lien senior secured term loan	S +	5.75%	10.11%	2/14/2023	2/14/2028	14,885	14,581	14,712	0.95%
Network Partners Acquisitions, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.59%	7/28/2023	12/30/2026	38	—	—	—%
Network Partners Acquisitions, LLC	First lien senior secured term loan	S +	6.00%	10.59%	7/28/2023	12/30/2026	266	265	264	0.02%
Peak Dental Services, LLC	First lien senior secured delayed draw term loan	S +	6.75%	12.15%	7/28/2023	12/31/2025	57	57	57	—%
Peak Dental Services, LLC	First lien senior secured delayed draw term loan	S +	6.75%	11.61%	7/28/2023	12/31/2025	514	512	511	0.03%
Peak Dental Services, LLC	First lien senior secured revolving loan	S +	6.75%	11.55%	7/28/2023	12/31/2025	133	132	132	0.01%
Peak Dental Services, LLC	First lien senior secured term loan	S +	6.75%	11.41%	7/28/2023	12/31/2025	573	571	570	0.04%
Peak Investment Holdings, LLC (6)	First lien senior secured delayed draw term loan	S +	7.00%	11.59%	7/28/2023	12/31/2025	113	(1)	(2)	—%
Peak Investment Holdings, LLC	First lien senior secured revolving loan	S +	7.00%	11.59%	7/28/2023	12/31/2025	324	160	157	0.01%
Peak Investment Holdings, LLC	First lien senior secured term loan	S +	7.00%	11.59%	7/28/2023	12/31/2025	1,196	1,192	1,178	0.08%
PharmaForceIQ INC. (6)	First lien senior secured revolving loan	S +	5.25%	9.84%	8/2/2024	8/2/2029	2,093	(38)	(35)	—%
PharmaForceIQ INC.	First lien senior secured term loan	S +	5.25%	9.84%	8/2/2024	8/2/2029	13,682	13,427	13,446	0.87%
PRM MANAGEMENT COMPANY, LLC (6)	First lien senior secured delayed draw term loan	S +	6.75%	11.44%	1/25/2024	1/25/2029	1,180	(26)	(25)	—%
PRM MANAGEMENT COMPANY, LLC (6)	First lien senior secured revolving loan	S +	6.75%	11.44%	1/25/2024	1/25/2029	789	(18)	(17)	—%
PRM MANAGEMENT COMPANY, LLC	First lien senior secured term loan	S +	6.75%	11.44%	1/25/2024	1/25/2029	4,123	4,025	4,029	0.26%
Purpose Home Health Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.50%	10.14%	3/8/2024	11/3/2027	8,081	7,970	7,982	0.52%
Purpose Home Health Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.85%	11/3/2022	11/3/2027	6,764	6,656	6,679	0.43%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.91%	12/23/2024	11/3/2027	9,072	(113)	(113)	(0.01)%
Purpose Home Health Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.91%	11/3/2022	11/3/2027	1,956	(31)	(24)	—%
Purpose Home Health Acquisition, LLC	First lien senior secured term loan	S +	5.50%	9.91%	11/3/2022	11/3/2027	17,510	17,249	17,291	1.12%
Revival Animal Health, LLC	First lien senior secured revolving loan	S +	6.00%	10.78%	7/28/2023	4/6/2026	131	78	77	—%
Revival Animal Health, LLC	First lien senior secured term loan	S +	6.00%	10.72%	7/28/2023	4/6/2026	16,422	16,246	16,271	1.06%
RMS Health Care Management, LLC	First lien senior secured delayed draw term loan	S +	6.75%	11.79%	10/6/2023	10/6/2026	2,700	1,351	1,352	0.09%
RMS Health Care Management, LLC	First lien senior secured revolving loan	S +	6.75%	11.55%	10/6/2023	10/6/2026	920	601	602	0.04%
RMS Health Care Management, LLC	First lien senior secured term loan	S +	6.75%	11.42%	10/6/2023	10/6/2026	4,277	4,214	4,216	0.27%
RQM Buyer, Inc	First lien senior secured delayed draw term loan	S +	2.00% + 4.75% PIK	11.34%	7/28/2023	8/12/2026	82	82	79	0.01%
RQM Buyer, Inc	First lien senior secured revolving loan	S +	2.00% + 4.75% PIK	11.34%	7/28/2023	8/12/2026	124	122	119	0.01%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
RQM Buyer, Inc	First lien senior secured term loan	S +	2.00% + 4.75% PIK	11.34%	7/28/2023	8/12/2026	1,710	1,691	1,639	0.11%
Sage Dental Management, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.76%	9/25/2024	6/30/2026	9,143	1,483	1,497	0.10%
Sage Dental Management, LLC	First lien senior secured revolving loan	S +	5.25%	9.68%	9/25/2024	6/30/2026	8,220	3,004	3,016	0.20%
Sage Dental Management, LLC	First lien senior secured term loan	S +	5.25%	9.58%	9/25/2024	6/30/2026	58,246	57,883	57,984	3.76%
SAMGI Buyer, Inc (6)	First lien senior secured revolving loan	S +	5.50%	10.09%	7/28/2023	4/14/2025	138	—	—	—%
SAMGI Buyer, Inc	First lien senior secured term loan	S +	5.50%	10.09%	7/28/2023	4/14/2025	392	392	391	0.03%
SCP ENT and Allergy Services, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.59%	7/28/2023	9/25/2026	156	154	154	0.01%
SCP ENT and Allergy Services, LLC	First lien senior secured revolving loan	S +	6.00%	10.59%	7/28/2023	9/25/2026	256	202	202	0.01%
SCP ENT and Allergy Services, LLC	First lien senior secured term loan	S +	6.00%	10.59%	7/28/2023	9/25/2026	2,726	2,702	2,694	0.17%
Signature Dental Partners LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.34%	7/28/2023	10/29/2026	176	174	174	0.01%
Signature Dental Partners LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.34%	4/22/2024	10/29/2026	17,218	6,464	6,460	0.42%
Signature Dental Partners LLC	First lien senior secured revolving loan	P +	4.75%	12.25%	7/28/2023	10/29/2026	38	13	13	—%
Signature Dental Partners LLC	First lien senior secured term loan	S +	5.75%	10.34%	7/28/2023	10/29/2026	4,264	4,217	4,216	0.27%
Signature MD, Inc	First lien senior secured delayed draw term loan	S +	5.75%	10.08%	7/15/2024	7/15/2027	6,964	1,912	1,921	0.12%
Signature MD, Inc (6)	First lien senior secured revolving loan	S +	5.75%	10.08%	7/15/2024	7/15/2027	3,297	(35)	(31)	—%
Signature MD, Inc	First lien senior secured term loan	S +	5.75%	10.08%	7/15/2024	7/15/2027	18,348	18,142	18,179	1.18%
Silver Falls MSO, LLC	First lien senior secured revolving loan	S +	6.75%	11.45%	7/28/2023	8/30/2024	235	222	218	0.01%
Silver Falls MSO, LLC	First lien senior secured term loan	S +	4.25% + 2.25% PIK	11.45%	7/28/2023	8/30/2024	1,323	1,291	1,299	0.08%
SimiTree Acquisition, LLC	First lien senior secured delayed draw term loan	S +	5.25% + 1.75% PIK	11.78%	7/28/2023	5/17/2026	884	882	868	0.06%
SimiTree Acquisition, LLC	First lien senior secured revolving loan	S +	7.00%	11.78%	7/28/2023	5/17/2026	178	49	46	—%
SimiTree Acquisition, LLC	First lien senior secured term loan	S +	5.25% + 1.75% PIK	11.78%	7/28/2023	5/17/2026	1,230	1,225	1,207	0.08%
SIMKO Merger Sub LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.59%	7/28/2023	4/7/2027	182	179	179	0.01%
SIMKO Merger Sub LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.78%	9/19/2023	4/7/2027	6,758	1,864	1,867	0.12%
SIMKO Merger Sub LLC	First lien senior secured revolving loan	S +	6.00%	10.95%	7/28/2023	4/7/2027	56	25	26	—%
SIMKO Merger Sub LLC	First lien senior secured term loan	S +	6.00%	10.59%	7/28/2023	4/7/2027	644	637	636	0.04%
Southeast Primary Care Partners, LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.84%	7/28/2023	12/30/2025	512	510	509	0.03%
Southeast Primary Care Partners, LLC	First lien senior secured revolving loan	S +	6.25%	10.84%	7/28/2023	12/30/2025	225	74	74	—%
Southeast Primary Care Partners, LLC	First lien senior secured term loan	S +	6.25%	10.84%	7/28/2023	12/30/2025	845	841	839	0.05%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Southern Orthodontic Partners Management, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.58%	7/28/2023	7/27/2026	187	187	186	0.01%
Southern Orthodontic Partners Management, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.59%	5/17/2024	7/27/2026	3,990	2,149	2,150	0.14%
Southern Orthodontic Partners Management, LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	9.58%	5/17/2024	7/27/2026	3,990	(29)	(28)	—%
Southern Orthodontic Partners Management, LLC	First lien senior secured revolving loan	S +	5.25%	9.57%	7/28/2023	1/27/2026	171	69	68	—%
Southern Orthodontic Partners Management, LLC	First lien senior secured term loan	S +	5.25%	9.58%	7/28/2023	7/27/2026	3,024	3,010	3,003	0.19%
Southern Sports Medicine Partners, LLC	First lien senior secured revolving loan	S +	8.00%	12.85%	7/28/2023	2/23/2027	60	31	30	—%
Southern Sports Medicine Partners, LLC	First lien senior secured term loan	S +	4.00% + 4.00% PIK	12.85%	7/28/2023	2/23/2027	691	672	662	0.04%
Spear Education Holdings, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.73%	6/26/2024	12/15/2028	7,290	(81)	(69)	—%
Spear Education Holdings, LLC	First lien senior secured term loan	S +	5.25%	9.73%	6/26/2024	12/15/2028	47,382	46,854	46,938	3.05%
Star Dental Partners LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.61%	12/22/2023	12/22/2028	11,001	8,877	8,937	0.58%
Star Dental Partners LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	9.61%	11/8/2024	12/22/2028	12,076	(204)	(204)	(0.01)%
Star Dental Partners LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.61%	12/22/2023	12/22/2028	1,451	(32)	(24)	—%
Star Dental Partners LLC	First lien senior secured term loan	S +	5.25%	9.61%	12/22/2023	12/22/2028	15,228	14,909	14,971	0.97%
THE CHEMPETITIVE GROUP, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.11%	3/22/2024	3/22/2029	11,998	1,290	1,306	0.08%
THE CHEMPETITIVE GROUP, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.11%	3/22/2024	3/22/2029	3,414	(58)	(53)	—%
THE CHEMPETITIVE GROUP, LLC	First lien senior secured term loan	S +	5.75%	10.11%	3/22/2024	3/22/2029	13,671	13,426	13,448	0.87%
Transitions Intermediate Holdings, LLC (6)	First lien senior secured delayed draw term loan	S +	6.00%	10.33%	10/25/2024	10/25/2027	687	(8)	(8)	—%
Transitions Intermediate Holdings, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.33%	10/25/2024	10/25/2027	1,078	(13)	(13)	—%
Transitions Intermediate Holdings, LLC	First lien senior secured term loan	S +	6.00%	10.33%	10/25/2024	10/25/2027	7,328	7,238	7,238	0.47%
U.S. Urology Partners, LLC (6)	First lien senior secured revolving loan	S +	6.25%	10.71%	11/8/2023	11/8/2026	1,401	(13)	(12)	—%
U.S. Urology Partners, LLC	First lien senior secured term loan	S +	6.25%	10.71%	11/8/2023	11/8/2026	11,600	11,485	11,497	0.75%
US Foot and Ankle Specialists, LLC	First lien senior secured delayed draw term loan	S +	5.50%	10.09%	9/15/2022	9/15/2026	14,037	13,919	13,932	0.90%
US Foot and Ankle Specialists, LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.09%	9/15/2022	9/15/2026	2,699	(25)	(23)	—%
US Foot and Ankle Specialists, LLC	First lien senior secured term loan	S +	5.50%	10.09%	9/15/2022	9/15/2026	19,472	19,270	19,283	1.25%
Varsity DuvaSawko Operating Corp	First lien senior secured delayed draw term loan	S +	6.00%	10.85%	7/28/2023	11/27/2024	63	63	63	—%
Varsity DuvaSawko Operating Corp	First lien senior secured revolving loan	S +	6.00%	10.85%	7/28/2023	11/27/2024	5,189	1,697	1,669	0.11%
Varsity DuvaSawko Operating Corp	First lien senior secured term loan	S +	6.00%	10.85%	7/28/2023	11/27/2024	58,822	58,451	58,150	3.77%
Varsity Rejuvenate Management, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.67%	12/29/2023	9/1/2028	7,124	3,151	3,158	0.20%
Varsity Rejuvenate Management, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.48%	9/1/2023	9/1/2028	1,245	(27)	(23)	—%
Varsity Rejuvenate Management, LLC	First lien senior secured term loan	S +	6.00%	10.48%	9/1/2023	9/1/2028	5,958	5,830	5,847	0.38%
VersiCare Management LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	10.02%	11/25/2024	11/25/2029	4,529	(89)	(89)	(0.01)%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
VersiCare Management LLC (6)	First lien senior secured revolving loan	S +	5.50%	10.02%	11/25/2024	11/25/2029	1,505	(30)	(30)	—%
VersiCare Management LLC	First lien senior secured term loan	S +	5.50%	10.02%	11/25/2024	11/25/2029	7,849	7,696	7,694	0.50%
VetEvolve Holdings, LLC	First lien senior secured delayed draw term loan	S +	5.25%	9.61%	10/12/2023	10/12/2028	11,614	5,624	5,636	0.37%
VetEvolve Holdings, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.61%	10/12/2023	10/12/2028	3,067	(62)	(59)	—%
VetEvolve Holdings, LLC	First lien senior secured term loan	S +	5.25%	9.61%	10/12/2023	10/12/2028	9,120	8,920	8,934	0.58%
Western Veterinary Partners LLC	First lien senior secured delayed draw term loan	S +	5.00%	9.33%	7/28/2023	10/29/2027	498	494	492	0.03%
Western Veterinary Partners LLC	First lien senior secured delayed draw term loan	S +	5.00%	9.33%	9/27/2024	10/29/2027	24,383	3,200	3,250	0.21%
Western Veterinary Partners LLC (6)	First lien senior secured revolving loan	S +	5.00%	9.33%	7/28/2023	10/29/2027	24	—	—	—%
Western Veterinary Partners LLC	First lien senior secured term loan	S +	5.00%	9.33%	7/28/2023	10/29/2027	9,396	9,275	9,286	0.60%
								784,918	785,633	50.92%
Health care technology
AHR Intermediate, Inc	First lien senior secured delayed draw term loan	S +	5.75%	10.08%	7/29/2022	7/29/2027	$5,243	$5,203	$5,194	0.34%
AHR Intermediate, Inc (6)	First lien senior secured delayed draw term loan	S +	5.75%	10.09%	12/16/2024	7/29/2027	7,896	(79)	(46)	0.00%
AHR Intermediate, Inc	First lien senior secured revolving loan	S +	5.50%	10.08%	7/29/2022	7/29/2027	7,858	1,884	1,922	0.12%
AHR Intermediate, Inc	First lien senior secured term loan	S +	5.75%	10.09%	7/29/2022	7/29/2027	32,021	31,788	31,833	2.07%
Millennia Patient Services, LLC	First lien senior secured revolving loan	S +	6.50%	12.52%	7/28/2023	3/8/2026	134	79	79	0.01%
Millennia Patient Services, LLC	First lien senior secured term loan	S +	6.50%	11.09%	7/28/2023	3/8/2026	970	966	964	0.06%
								39,841	39,946	2.60%
Household durables
CPS Power Buyer, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.83%	10/20/2023	9/26/2027	$2,298	$124	$117	0.01%
CPS Power Buyer, LLC	First lien senior secured delayed draw term loan	S +	5.50%	10.06%	9/26/2022	9/26/2027	2,977	2,926	2,911	0.19%
CPS Power Buyer, LLC	First lien senior secured revolving loan	S +	5.50%	9.95%	9/26/2022	9/26/2027	3,036	2,034	2,019	0.13%
CPS Power Buyer, LLC	First lien senior secured term loan	S +	5.50%	10.00%	9/26/2022	9/26/2027	12,848	12,575	12,561	0.81%
Kravet Design LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.77%	11/26/2024	11/26/2030	4,349	(64)	(64)	0.00%
Kravet Design LLC	First lien senior secured term loan	S +	5.25%	9.77%	11/26/2024	11/26/2030	20,940	20,631	20,629	1.34%
Kwalu, LLC	First lien senior secured revolving loan	P +	4.50%	12.00%	9/23/2022	9/23/2027	5,061	944	962	0.06%
Kwalu, LLC	First lien senior secured term loan	S +	5.50%	10.09%	9/23/2022	9/23/2027	30,284	29,877	29,981	1.95%
MacKenzie Childs Acquisition, Inc (6)	First lien senior secured revolving loan	S +	6.00%	10.74%	9/2/2022	9/2/2027	3,374	(27)	(24)	0.00%
MacKenzie Childs Acquisition, Inc	First lien senior secured term loan	S +	6.00%	10.48%	9/2/2022	9/2/2027	16,035	15,906	15,922	1.03%
Renovation Systems, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.33%	1/23/2023	1/23/2028	5,743	5,614	5,685	0.37%
Renovation Systems, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.33%	1/12/2024	1/23/2028	1,992	1,955	1,972	0.13%
Renovation Systems, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.33%	7/29/2024	1/23/2028	5,752	5,655	5,695	0.37%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Renovation Systems, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.36%	11/27/2024	1/23/2028	3,579	1,675	1,682	0.11%
Renovation Systems, LLC	First lien senior secured revolving loan	S +	6.00%	10.33%	1/23/2023	1/23/2028	2,633	1,127	1,158	0.08%
Renovation Systems, LLC	First lien senior secured term loan	S +	6.00%	10.33%	1/23/2023	1/23/2028	32,698	32,095	32,371	2.10%
Storm Smart Buyer LLC	First lien senior secured revolving loan	S +	6.00%	11.78%	7/28/2023	4/5/2026	131	104	104	0.01%
Storm Smart Buyer LLC	First lien senior secured term loan	S +	6.00%	10.59%	7/28/2023	4/5/2026	889	886	884	0.06%
Trademark Global, LLC	First lien senior secured revolving loan	S +	8.50%	13.09%	7/28/2023	6/30/2027	113	91	48	0.00%
Trademark Global, LLC	First lien senior secured revolving loan	S +	8.50%	13.09%	7/30/2021	6/30/2027	20	19	12	0.00%
Trademark Global, LLC	First lien senior secured term loan	S +	8.50%	13.09%	7/28/2023	6/30/2027	2,175	2,027	1,285	0.08%
								136,174	135,910	8.83%
Industrial Conglomerates
Hultec Buyer, LLC	First lien senior secured revolving loan	S +	5.50%	9.85%	3/31/2023	3/31/2029	$3,915	$534	$538	0.03%
Hultec Buyer, LLC	First lien senior secured term loan	S +	5.50%	10.09%	3/31/2023	3/31/2029	14,171	13,818	13,832	0.90%
								14,352	14,370	0.93%
Insurance
Superior Insurance Partners LLC	First lien senior secured delayed draw term loan	S +	5.00%	9.50%	10/25/2024	10/25/2029	$15,236	$1,885	$1,885	0.12%
Superior Insurance Partners LLC (6)	First lien senior secured revolving loan	S +	5.00%	9.63%	10/25/2024	10/25/2029	1,347	(26)	(26)	0.00%
Superior Insurance Partners LLC	First lien senior secured term loan	S +	5.00%	9.63%	10/25/2024	10/25/2029	9,353	9,170	9,169	0.59%
								11,029	11,028	0.71%
Interactive Media & Services
Duggal Acquisition, LLC (6)	First lien senior secured delayed draw term loan	S +	4.75%	9.08%	9/30/2024	9/30/2030	$5,224	$(50)	$(39)	0.00%
Duggal Acquisition, LLC	First lien senior secured revolving loan	S +	4.75%	9.08%	9/30/2024	9/30/2030	7,319	1,324	1,336	0.09%
Duggal Acquisition, LLC	First lien senior secured term loan	S +	4.75%	9.08%	9/30/2024	9/30/2030	20,582	20,180	20,222	1.31%
								21,454	21,519	1.40%
Internet and direct marketing retail
Aquatic Sales Solutions, LLC	First lien senior secured revolving loan	S +	7.00%	11.48%	7/28/2023	12/18/2025	$191	$119	$94	0.01%
Aquatic Sales Solutions, LLC	First lien senior secured term loan	S +	3.00% + 4.00% PIK	11.48%	7/28/2023	12/18/2025	2,696	2,665	2,315	0.15%
DealerOn Holdco, Inc (6)	First lien senior secured revolving loan	S +	6.00%	10.47%	7/28/2023	5/19/2026	314	(2)	(3)	0.00%
DealerOn Holdco, Inc	First lien senior secured term loan	S +	6.00%	10.47%	7/28/2023	5/19/2026	20,599	20,599	20,391	1.32%
								23,381	22,797	1.48%
IT services
BSC Top Shelf Blocker LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.58%	6/28/2024	6/28/2029	$2,256	$(35)	$(32)	—%
BSC Top Shelf Blocker LLC	First lien senior secured term loan	S +	5.25%	9.58%	6/28/2024	6/28/2029	16,071	15,813	15,841	1.03%
E-Phoenix Acquisition Co. Inc	First lien senior secured revolving loan	S +	5.50%	9.96%	7/28/2023	6/23/2027	75	22	22	—%
E-Phoenix Acquisition Co. Inc	First lien senior secured term loan	S +	5.50%	9.98%	7/28/2023	6/23/2027	1,346	1,342	1,339	0.09%
FreshAddress, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.73%	7/28/2023	10/5/2025	30	—	—	—%
FreshAddress, LLC	First lien senior secured term loan	S +	5.25%	9.73%	7/28/2023	10/5/2025	1,630	1,627	1,624	0.11%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Icreon Holdings, LLC (6)	First lien senior secured revolving loan	S +	6.50%	10.97%	10/26/2022	10/26/2027	1,071	(16)	(16)	—%
Icreon Holdings, LLC	First lien senior secured term loan	S +	6.50%	10.97%	10/26/2022	10/26/2027	13,053	12,836	12,860	0.83%
P and R Dental Strategies, LLC	First lien senior secured revolving loan	S +	5.25%	9.84%	7/28/2023	12/22/2026	23	4	4	—%
P and R Dental Strategies, LLC	First lien senior secured term loan	S +	5.25%	9.84%	7/28/2023	12/22/2026	621	617	615	0.04%
Palmetto Technology Group, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.11%	1/3/2024	1/3/2029	10,806	10,633	10,641	0.69%
Palmetto Technology Group, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.11%	2/26/2024	1/3/2029	9,413	2,335	2,347	0.15%
Palmetto Technology Group, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.11%	1/3/2024	1/3/2029	2,860	(46)	(44)	—%
Palmetto Technology Group, LLC	First lien senior secured term loan	S +	5.75%	10.11%	1/3/2024	1/3/2029	6,309	6,204	6,208	0.40%
White Label Communications,LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.36%	10/11/2023	10/11/2029	1,534	(27)	(25)	—%
White Label Communications,LLC	First lien senior secured term loan	S +	6.00%	10.36%	10/11/2023	10/11/2029	4,690	4,601	4,607	0.30%
								55,910	55,991	3.64%
Leisure equipment and products
Champion Motorsports Group, LLC (6)	First lien senior secured revolving loan	P +	5.25%	13.00%	7/28/2023	10/8/2026	$56	$—	$(1)	0.00%
Champion Motorsports Group, LLC	First lien senior secured term loan	S +	6.25%	10.72%	7/28/2023	10/8/2026	1,654	1,643	1,637	0.11%
MacNeill Pride Group Corp	First lien senior secured delayed draw term loan	S +	6.75%	11.34%	7/28/2023	4/22/2026	52	52	51	0.00%
MacNeill Pride Group Corp	First lien senior secured delayed draw term loan	S +	6.75%	11.34%	7/28/2023	4/22/2026	301	301	300	0.02%
MacNeill Pride Group Corp	First lien senior secured revolving loan	S +	6.75%	11.34%	7/28/2023	4/22/2026	287	71	71	0.00%
MacNeill Pride Group Corp	First lien senior secured term loan	S +	6.75%	11.34%	7/28/2023	4/22/2026	808	807	805	0.05%
TruBlue LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.86%	1/11/2024	1/11/2029	2,331	(38)	(35)	0.00%
TruBlue LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.86%	1/11/2024	1/11/2029	1,430	(23)	(21)	0.00%
TruBlue LLC	First lien senior secured term loan	S +	5.50%	9.86%	1/11/2024	1/11/2029	5,173	5,085	5,092	0.33%
								7,898	7,899	0.51%
Leisure products
PHGP MB Purchaser, Inc	First lien senior secured delayed draw term loan	S +	6.00% + 0.50% PIK	11.22%	7/28/2023	5/20/2027	$80	$79	$73	0.00%
PHGP MB Purchaser, Inc (22)	First lien senior secured revolving loan	S +	6.00% + 0.50% PIK	11.09%	7/28/2023	5/20/2027	75	16	10	0.00%
PHGP MB Purchaser, Inc	First lien senior secured term loan	S +	6.00% + 0.50% PIK	11.08%	7/28/2023	5/20/2027	1,088	1,075	992	0.06%
								1,170	1,075	0.06%
Life sciences tools and services
Aptitude Health Holdings, LLC	First lien senior secured revolving loan	S +	5.25%	9.59%	7/28/2023	5/3/2026	$267	$39	$39	0.00%
Aptitude Health Holdings, LLC	First lien senior secured term loan	S +	5.25%	9.84%	7/28/2023	5/3/2026	1,081	1,073	1,074	0.07%
CR Services Intermediate, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.28%	7/28/2023	7/28/2028	186	118	119	0.01%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
CR Services Intermediate, LLC	First lien senior secured revolving loan	S +	6.50%	11.28%	7/28/2023	7/28/2028	38	7	7	0.00%
CR Services Intermediate, LLC	First lien senior secured term loan	S +	6.50%	11.35%	7/28/2023	7/28/2028	225	219	220	0.01%
CR Services Intermediate, LLC (7)	First lien senior secured term loan	S +	6.50%	11.35%	7/28/2023	7/28/2028	225	219	220	0.01%
ERG Buyer, LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.77%	2/26/2024	2/26/2026	343	340	340	0.02%
ERG Buyer, LLC	First lien senior secured revolving loan	S +	6.25%	10.69%	2/26/2024	2/26/2026	5,181	5,136	5,133	0.33%
ERG Buyer, LLC	First lien senior secured term loan	S +	6.25%	10.77%	2/26/2024	2/26/2026	36,056	35,715	35,724	2.32%
								42,866	42,876	2.77%
Machinery
Abrasive Technology Intermediate, LLC	First lien senior secured revolving loan	S +	6.25%	10.90%	7/28/2023	4/30/2026	$173	$68	$68	0.00%
Abrasive Technology Intermediate, LLC	First lien senior secured term loan	S +	6.25%	11.08%	7/28/2023	4/30/2026	1,985	1,966	1,967	0.13%
Bakery Manufacturing Company (6)	First lien senior secured revolving loan	S +	5.25%	9.61%	11/1/2024	11/1/2028	2,898	(43)	(43)	0.00%
Bakery Manufacturing Company	First lien senior secured term loan	S +	5.25%	9.61%	11/1/2024	11/1/2028	17,289	17,033	17,032	1.11%
DNS-IMI Acquisition Corp	First lien senior secured revolving loan	P +	4.25%	11.75%	7/28/2023	11/23/2026	56	18	18	0.00%
DNS-IMI Acquisition Corp	First lien senior secured term loan	S +	5.25%	9.73%	7/28/2023	11/23/2026	1,415	1,407	1,403	0.09%
Double E Company, LLC	First lien senior secured revolving loan	S +	6.75%	11.47%	6/21/2022	6/21/2028	3,110	2,827	2,532	0.16%
Double E Company, LLC	First lien senior secured term loan	S +	4.00% + 2.75% PIK	12.47%	6/21/2022	6/21/2028	18,651	18,516	16,721	1.08%
Kittyhawk, Inc (6)	First lien senior secured revolving loan	S +	5.25%	9.58%	5/1/2024	5/1/2029	3,571	(62)	(57)	0.00%
Kittyhawk, Inc	First lien senior secured term loan	S +	5.25%	9.58%	5/1/2024	5/1/2029	15,177	14,904	14,925	0.97%
L&J Holding Company LLC (6)	First lien senior secured delayed draw term loan	S +	4.75%	9.34%	7/29/2024	7/29/2030	9,823	(91)	(72)	0.00%
L&J Holding Company LLC (6)	First lien senior secured revolving loan	S +	4.75%	9.34%	7/29/2024	7/29/2030	2,204	(41)	(37)	0.00%
L&J Holding Company LLC	First lien senior secured term loan	S +	4.75%	9.34%	7/29/2024	7/29/2030	11,758	11,531	11,556	0.75%
My Buyer, LLC (6)	First lien senior secured delayed draw term loan	S +	5.50%	9.83%	1/26/2024	1/25/2030	3,139	(53)	(49)	0.00%
My Buyer, LLC	First lien senior secured revolving loan	S +	5.50%	9.83%	1/26/2024	1/25/2030	2,360	825	829	0.05%
My Buyer, LLC	First lien senior secured term loan	S +	5.50%	9.83%	1/26/2024	1/25/2030	7,870	7,730	7,741	0.50%
SPG Holdco, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.50%	12/1/2023	12/1/2028	2,070	(41)	(38)	0.00%
SPG Holdco, LLC	First lien senior secured term loan	S +	6.00%	10.50%	12/1/2023	12/1/2028	10,581	10,368	10,379	0.67%
USSC Holding Corp	First lien senior secured delayed draw term loan	S +	5.25%	9.76%	6/21/2024	6/21/2030	10,129	9,945	9,984	0.65%
USSC Holding Corp (6)	First lien senior secured revolving loan	S +	5.25%	9.58%	6/21/2024	6/21/2030	7,177	(131)	(103)	(0.01)%
USSC Holding Corp	First lien senior secured term loan	S +	5.25%	9.58%	6/21/2024	6/21/2030	34,780	34,124	34,281	2.22%
								130,800	129,037	8.37%
Media
ALM Media, LLC (23)	First lien senior secured revolving loan	S +	5.50%	9.84%	2/21/2024	2/21/2029	$3,102	$975	$979	0.06%
ALM Media, LLC	First lien senior secured term loan	S +	5.50%	9.83%	2/21/2024	2/21/2029	38,168	37,404	37,457	2.43%
Barkley, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.49%	9/29/2023	9/29/2028	2,300	(45)	(37)	0.00%
Barkley, LLC	First lien senior secured term loan	S +	5.75%	10.49%	9/29/2023	9/29/2028	43,565	42,739	42,866	2.78%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Best Version Media Acquisition, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.83%	12/31/2024	12/31/2030	3,976	(70)	(70)	0.00%
Best Version Media Acquisition, LLC	First lien senior secured term loan	S +	5.50%	9.83%	12/31/2024	12/31/2030	50,837	49,947	49,947	3.24%
Datum Acquisition, LLC (6)	First lien senior secured revolving loan	S +	6.25%	10.58%	10/30/2024	4/30/2030	1,312	(25)	(25)	0.00%
Datum Acquisition, LLC	First lien senior secured term loan	S +	6.25%	10.58%	10/30/2024	4/30/2030	5,463	5,355	5,356	0.35%
Exclusive Concepts, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.09%	8/1/2024	12/9/2026	5,109	192	212	0.01%
Exclusive Concepts, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.09%	7/28/2023	12/9/2026	220	218	218	0.01%
Exclusive Concepts, LLC	First lien senior secured delayed draw term loan	S +	6.50%	11.09%	12/22/2023	12/9/2026	2,836	2,796	2,800	0.18%
Exclusive Concepts, LLC	First lien senior secured revolving loan	S +	6.50%	11.28%	7/28/2023	12/9/2026	23	22	22	0.00%
Exclusive Concepts, LLC	First lien senior secured term loan	S +	6.50%	11.09%	7/28/2023	12/9/2026	3,490	3,440	3,446	0.22%
Infolinks Media Buyco, LLC	First lien senior secured delayed draw term loan	S +	5.50%	9.83%	7/28/2023	11/1/2026	2,083	2,059	2,061	0.13%
Infolinks Media Buyco, LLC (6)	First lien senior secured revolving loan	S +	5.50%	9.83%	7/28/2023	11/1/2026	38	—	—	0.00%
Infolinks Media Buyco, LLC	First lien senior secured term loan	S +	5.50%	9.83%	7/28/2023	11/1/2026	19,863	19,628	19,649	1.27%
NTM Acquisition Corp	First lien senior secured revolving loan	S +	6.75%	11.23%	12/18/2023	6/18/2026	1,809	795	796	0.05%
NTM Acquisition Corp	First lien senior secured term loan	S +	6.75%	11.23%	12/18/2023	6/18/2026	13,117	12,973	12,979	0.84%
Optimized Marketing Acquisition, LLC	First lien senior secured revolving loan	S +	5.75%	10.34%	8/19/2022	8/19/2027	3,383	3,175	3,178	0.21%
Optimized Marketing Acquisition, LLC	First lien senior secured term loan	S +	5.75%	10.34%	8/19/2022	8/19/2027	25,642	25,306	25,336	1.64%
Outerbox, LLC (6)	First lien senior secured delayed draw term loan	S +	5.00%	9.36%	6/7/2024	6/7/2028	4,077	(52)	(47)	0.00%
Outerbox, LLC (6)	First lien senior secured revolving loan	S +	5.00%	9.36%	6/7/2024	6/7/2028	2,280	(29)	(26)	0.00%
Outerbox, LLC	First lien senior secured term loan	S +	5.00%	9.36%	6/7/2024	6/7/2028	18,660	18,409	18,441	1.20%
Peninsula MMGY Corporation (6)(24)	First lien senior secured revolving loan	S +	5.00%	9.33%	10/26/2023	4/26/2029	3,691	(74)	(69)	0.00%
Peninsula MMGY Corporation	First lien senior secured term loan	S +	5.00%	9.33%	10/26/2023	4/26/2029	10,261	10,043	10,064	0.65%
RKD Group, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.46%	4/10/2024	8/17/2028	8,074	6,006	6,042	0.39%
RKD Group, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.48%	8/17/2022	8/17/2028	4,905	(44)	(39)	0.00%
RKD Group, LLC	First lien senior secured term loan	S +	6.00%	10.48%	8/17/2022	8/17/2028	33,001	32,663	32,736	2.12%
The Channel Company, LLC	First lien senior secured revolving loan	S +	6.75%	11.36%	7/28/2023	11/1/2027	62	18	16	0.00%
The Channel Company, LLC	First lien senior secured term loan	S +	2.50% + 4.25% PIK	11.36%	7/28/2023	11/1/2027	2,404	2,387	2,304	0.15%
WTWH Buyer, LLC (6)	First lien senior secured revolving loan	S +	6.50%	11.09%	12/16/2022	12/16/2027	1,638	(26)	(28)	0.00%
WTWH Buyer, LLC	First lien senior secured term loan	S +	6.50%	11.09%	12/16/2022	12/16/2027	14,140	13,890	13,900	0.90%
								290,075	290,464	18.83%
Metals and mining
Copperweld Group, Inc	First lien senior secured revolving loan	S +	6.00%	10.50%	7/28/2023	3/31/2026	$462	$261	$260	0.02%
Copperweld Group, Inc	First lien senior secured term loan	S +	6.00%	10.59%	7/28/2023	3/31/2026	2,239	2,235	2,228	0.14%
								2,496	2,488	0.16%
Multiline Retail
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
HEC Purchaser Corp. (6)	First lien senior secured revolving loan	S +	5.50%	9.75%	6/17/2024	6/17/2029	$7,843	$(106)	$(93)	(0.01)%
HEC Purchaser Corp.	First lien senior secured term loan	S +	5.50%	9.75%	6/17/2024	6/17/2029	50,207	49,512	49,608	3.22%
								49,406	49,515	3.21%
Pharmaceuticals
Formulated Buyer, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.63%	7/28/2023	9/22/2026	$296	$294	$282	0.02%
Formulated Buyer, LLC	First lien senior secured revolving loan	S +	5.75%	10.88%	7/28/2023	9/22/2026	188	185	177	0.01%
Formulated Buyer, LLC	First lien senior secured term loan	S +	5.75%	10.34%	7/28/2023	9/22/2026	453	450	432	0.03%
								929	891	0.06%
Personal products
Cosmetic Solutions LLC (8)	First lien senior secured delayed draw term loan	S +	5.75% + 0.75% PIK	11.09%	7/28/2023	10/17/2025	$379	$373	$87	0.01%
Cosmetic Solutions LLC (8)	First lien senior secured revolving loan	S +	6.50%	11.09%	7/28/2023	10/17/2025	344	86	(173)	(0.01)%
Cosmetic Solutions LLC (8)	First lien senior secured term loan	S +	5.75% + 0.75% PIK	11.09%	7/28/2023	10/17/2025	2,901	2,845	669	0.04%
								3,304	583	0.04%
Professional services
CSL Intermediate Acquisition LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	9.61%	11/8/2024	11/8/2029	$1,692	$(29)	$(29)	0.00%
CSL Intermediate Acquisition LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.61%	11/8/2024	11/8/2029	861	(15)	(15)	0.00%
CSL Intermediate Acquisition LLC	First lien senior secured term loan	S +	5.25%	9.61%	11/8/2024	11/8/2029	3,746	3,682	3,682	0.24%
Helpware, Inc	First lien senior secured revolving loan	S +	5.75%	10.98%	9/8/2022	9/8/2026	5,061	2,501	2,382	0.15%
Helpware, Inc	First lien senior secured term loan	S +	5.75% + 1.25% PIK	11.59%	9/8/2022	9/8/2026	14,016	13,912	13,603	0.88%
Keystone Partners, LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	9.88%	10/25/2024	10/25/2028	2,344	(34)	(34)	0.00%
Keystone Partners, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.88%	10/25/2024	10/25/2028	1,347	(19)	(19)	0.00%
Keystone Partners, LLC	First lien senior secured term loan	S +	5.25%	9.88%	10/25/2024	10/25/2028	14,416	14,206	14,204	0.92%
Stax Holding Company, LLC (6)(25)	First lien senior secured revolving loan	S +	5.00%	9.48%	7/28/2023	10/29/2026	60	—	—	0.00%
Stax Holding Company, LLC	First lien senior secured term loan	S +	5.00%	9.48%	7/28/2023	10/29/2026	668	666	664	0.04%
								34,870	34,438	2.23%
Real estate management and development
BBG, Inc (26)	First lien senior secured revolving loan	S +	6.75%	11.34%	7/28/2023	1/8/2026	$233	$221	$215	0.01%
BBG, Inc	First lien senior secured term loan	S +	1.00% + 5.75% PIK	11.34%	7/28/2023	1/8/2026	1,978	1,904	1,858	0.12%
MetaSource, LLC	First lien senior secured revolving loan	S +	6.75%	11.22%	7/28/2023	5/17/2027	75	23	23	0.00%
MetaSource, LLC	First lien senior secured term loan	S +	6.75% + 0.50% PIK	10.34%	7/28/2023	5/17/2027	923	915	916	0.06%
								3,063	3,012	0.19%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Semiconductors and semiconductor equipment
Altamira Material Solutions, LP	First lien senior secured revolving loan	S +	6.00%	10.48%	7/28/2023	9/2/2026	$45	$34	$34	0.00%
Altamira Material Solutions, LP	First lien senior secured term loan	S +	6.00%	10.48%	7/28/2023	9/2/2026	1,018	1,012	1,010	0.07%
								1,046	1,044	0.07%
Software
Affinitiv Inc (6)	First lien senior secured revolving loan	S +	7.00%	11.59%	7/28/2023	1/26/2025	$186	$(2)	$(2)	0.00%
Affinitiv Inc	First lien senior secured term loan	S +	7.00%	11.59%	7/28/2023	1/26/2025	2,230	2,198	2,207	0.14%
Genius Bidco LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	9.58%	5/1/2024	5/1/2030	4,661	(41)	(33)	0.00%
Genius Bidco LLC (6)(27)	First lien senior secured revolving loan	S +	5.25%	9.58%	5/1/2024	5/1/2030	3,571	(63)	(58)	0.00%
Genius Bidco LLC	First lien senior secured term loan	S +	5.25%	9.58%	5/1/2024	5/1/2030	12,647	12,410	12,438	0.81%
GPSTrackit Holdings, LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.36%	3/29/2024	3/29/2029	1,968	1,925	1,928	0.13%
GPSTrackit Holdings, LLC (6)	First lien senior secured revolving loan	S +	6.00%	10.34%	3/29/2024	3/29/2029	4,429	(92)	(90)	(0.01)%
GPSTrackit Holdings, LLC	First lien senior secured term loan	S +	6.00%	10.34%	3/29/2024	3/29/2029	32,483	31,786	31,752	2.06%
GS XX Corporation (6)	First lien senior secured revolving loan	S +	4.75%	9.08%	4/19/2024	4/19/2029	2,381	(41)	(38)	0.00%
GS XX Corporation	First lien senior secured term loan	S +	4.75%	9.08%	4/19/2024	4/19/2029	16,863	16,560	16,585	1.08%
Shasta Buyer, LLC	First lien senior secured revolving loan	S +	4.75%	9.11%	11/12/2024	8/9/2028	4,307	512	512	0.03%
Shasta Buyer, LLC	First lien senior secured term loan	S +	4.75%	9.27%	11/12/2024	8/9/2028	20,344	20,046	20,047	1.30%
ShiftKey, LLC (6)	First lien senior secured revolving loan	S +	5.75%	10.34%	7/28/2023	6/21/2027	110	(1)	(2)	0.00%
ShiftKey, LLC	First lien senior secured term loan	S +	5.75%	10.34%	7/28/2023	6/21/2027	3,665	3,647	3,587	0.23%
								88,844	88,833	5.77%
Specialty retail
Dykstras Auto LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.84%	7/28/2023	10/22/2026	$332	$252	$251	0.02%
Dykstras Auto LLC	First lien senior secured revolving loan	S +	6.25%	10.84%	7/28/2023	10/22/2026	38	26	26	0.00%
Dykstras Auto LLC	First lien senior secured term loan	S +	6.25%	10.84%	7/28/2023	10/22/2026	621	615	613	0.04%
Fastlap, LLC (6)	First lien senior secured delayed draw term loan	S +	5.25%	9.53%	6/20/2024	6/20/2029	14,130	(254)	(234)	(0.02)%
Fastlap, LLC	First lien senior secured revolving loan	P +	4.25%	11.75%	6/20/2024	6/20/2029	2,256	1,539	1,542	0.10%
Fastlap, LLC	First lien senior secured term loan	S +	5.25%	9.53%	6/20/2024	6/20/2029	10,042	9,856	9,874	0.64%
Kaizen Auto Care, LLC	First lien senior secured revolving loan	5.00%		5.00%	3/1/2024	12/22/2026	152	35	2	0.00%
Kaizen Auto Care, LLC	First lien senior secured term loan	5.00%		5.00%	7/28/2023	12/22/2027	1,352	1,342	1,059	0.07%
Leonard Group, Inc	First lien senior secured revolving loan	S +	6.50%	11.09%	7/28/2023	2/26/2026	234	77	77	0.00%
Leonard Group, Inc	First lien senior secured term loan	S +	6.50%	11.09%	7/28/2023	2/26/2026	1,308	1,305	1,303	0.08%
Pink Lily Holdings, LLC (6)	First lien senior secured revolving loan	S +	7.00% PIK	11.74%	7/28/2023	11/16/2027	31	(1)	(2)	0.00%
Pink Lily Holdings, LLC	First lien senior secured term loan	S +	7.00% PIK	11.74%	7/28/2023	11/16/2027	1,309	1,286	1,207	0.08%
								16,078	15,718	1.01%
Textiles, apparel and luxury goods
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Lakeshirts LLC (6)	First lien senior secured delayed draw term loan	S +	4.75%	9.09%	12/30/2024	12/20/2030	$7,989	$(40)	$(40)	0.00%
Lakeshirts LLC	First lien senior secured revolving loan	S +	4.75%	9.21%	12/30/2024	12/30/2030	11,650	1,048	1,048	0.07%
Lakeshirts LLC	First lien senior secured term loan	S +	4.75%	9.09%	12/30/2024	12/30/2030	33,098	32,767	32,767	2.13%
								33,775	33,775	2.20%
Trading companies and distributors
AFC-Dell Holding Corp	First lien senior secured delayed draw term loan	S +	5.50%	10.02%	7/28/2023	4/9/2027	$330	$326	$326	0.02%
AFC-Dell Holding Corp	First lien senior secured delayed draw term loan	S +	5.50%	10.02%	12/12/2023	4/9/2027	4,128	4,071	4,082	0.26%
AFC-Dell Holding Corp	First lien senior secured delayed draw term loan	S +	5.50%	10.09%	7/28/2023	4/9/2027	344	340	341	0.02%
AFC-Dell Holding Corp	First lien senior secured delayed draw term loan	S +	5.50%	10.09%	7/1/2024	4/9/2027	10,255	28	38	0.00%
AFC-Dell Holding Corp (6)(28)	First lien senior secured revolving loan	S +	5.50%	10.02%	7/28/2023	10/9/2026	156	(2)	(2)	0.00%
AFC-Dell Holding Corp	First lien senior secured term loan	S +	5.50%	10.09%	7/28/2023	4/9/2027	5,475	5,402	5,413	0.35%
American Equipment Systems LLC	First lien senior secured delayed draw term loan	S +	6.00%	10.60%	7/28/2023	5/19/2025	37	37	36	0.00%
American Equipment Systems LLC	First lien senior secured term loan	S +	6.00%	11.58%	7/28/2023	11/5/2026	70	69	69	0.00%
American Equipment Systems LLC	First lien senior secured term loan	S +	6.00%	10.50%	3/15/2024	11/5/2026	935	921	922	0.06%
American Equipment Systems LLC	First lien senior secured term loan	S +	6.00%	10.48%	7/28/2023	11/5/2026	317	312	313	0.02%
Ascent Lifting, Inc (6)	First lien senior secured revolving loan	S +	5.25%	9.71%	9/9/2022	9/9/2027	2,500	(45)	(44)	0.00%
Ascent Lifting, Inc	First lien senior secured term loan	S +	5.25%	9.71%	9/9/2022	9/9/2027	17,020	16,672	16,696	1.08%
AWI Group, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.34%	8/1/2024	8/1/2029	4,487	3,937	3,944	0.26%
AWI Group, LLC	First lien senior secured revolving loan	S +	5.75%	10.27%	8/1/2024	8/1/2029	10,420	3,143	3,158	0.20%
AWI Group, LLC	First lien senior secured term loan	S +	5.75%	10.08%	8/1/2024	8/1/2029	55,199	54,165	54,233	3.52%
Banner Buyer, LLC	First lien senior secured delayed draw term loan	S +	5.75% + 0.50% PIK	10.73%	7/28/2023	10/31/2025	558	557	548	0.04%
Banner Buyer, LLC	First lien senior secured revolving loan	S +	5.75% + 0.50% PIK	10.73%	7/28/2023	10/31/2025	370	72	66	0.00%
Banner Buyer, LLC	First lien senior secured term loan	S +	5.75% + 0.50% PIK	10.73%	7/28/2023	10/31/2025	1,345	1,341	1,317	0.09%
CAP KSI Holdings LLC	First lien senior secured revolving loan	S +	5.25%	9.61%	6/28/2024	6/28/2030	7,145	1,212	1,224	0.08%
CAP KSI Holdings LLC	First lien senior secured term loan	S +	5.25%	9.58%	6/28/2024	6/28/2030	42,547	41,939	42,034	2.73%
Eastern Communications Solutions, Inc. (6)	First lien senior secured revolving loan	S +	5.25%	9.57%	12/30/2024	12/30/2030	3,240	(49)	(49)	0.00%
Eastern Communications Solutions, Inc.	First lien senior secured term loan	S +	5.25%	9.57%	12/30/2024	12/30/2030	12,612	12,423	12,422	0.81%
Empire Equipment Company, LLC	First lien senior secured revolving loan	S +	6.25%	10.73%	7/28/2023	1/17/2025	439	187	184	0.01%
Empire Equipment Company, LLC	First lien senior secured term loan	S +	6.25%	10.72%	7/28/2023	1/17/2025	1,652	1,651	1,638	0.11%
Lehman Pipe Buyer, LLC (6)	First lien senior secured revolving loan	S +	5.00%	9.52%	8/30/2024	8/30/2030	5,309	(100)	(92)	(0.01)%
Lehman Pipe Buyer, LLC	First lien senior secured term loan	S +	5.00%	9.52%	8/30/2024	8/30/2030	29,550	28,986	29,037	1.88%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)		Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Montway LLC	First lien senior secured delayed draw term loan	S +	6.25%	10.96%	7/28/2023	11/4/2025	662	660	659	0.04%
Montway LLC (6)	First lien senior secured revolving loan	S +	6.25%	10.96%	7/28/2023	11/4/2025	150	(1)	(1)	0.00%
Montway LLC	First lien senior secured term loan	S +	6.25%	10.96%	7/28/2023	11/4/2025	701	698	697	0.05%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.59%	8/5/2022	8/5/2028	3,193	3,161	3,169	0.21%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.08%	8/5/2022	8/5/2028	2,694	2,652	2,674	0.17%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.88%	8/5/2022	8/5/2028	2,673	2,635	2,654	0.17%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.20%	12/1/2023	8/5/2028	4,672	4,574	4,637	0.30%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.30%	3/29/2024	8/5/2028	7,190	7,039	7,136	0.46%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.75%	6.75%	10/31/2024	8/5/2028	4,221	2,459	2,467	0.16%
NEFCO Holding Company, LLC	First lien senior secured delayed draw term loan	S +	5.75%	10.10%	10/31/2024	8/5/2028	4,221	4,180	4,190	0.27%
NEFCO Holding Company, LLC	First lien senior secured revolving loan	P +	4.75%	12.25%	8/5/2022	8/5/2028	7,269	649	689	0.04%
NEFCO Holding Company, LLC	First lien senior secured term loan	S +	5.75%	10.45%	12/1/2023	8/5/2028	652	639	648	0.04%
NEFCO Holding Company, LLC	First lien senior secured term loan	S +	5.75%	10.34%	10/31/2024	8/5/2028	3,419	3,386	3,394	0.22%
NEFCO Holding Company, LLC	First lien senior secured term loan	S +	5.75%	10.27%	8/13/2024	8/5/2028	2,577	2,555	2,558	0.17%
NEFCO Holding Company, LLC	First lien senior secured term loan	S +	5.75%	10.27%	8/5/2022	8/5/2028	17,561	17,238	17,430	1.13%
Triad Technologies, LLC (6)	First lien senior secured revolving loan	S +	5.25%	9.73%	7/28/2023	10/31/2025	332	(3)	(3)	0.00%
Triad Technologies, LLC	First lien senior secured term loan	S +	5.25%	9.73%	7/28/2023	10/31/2025	1,192	1,183	1,180	0.08%
Value Added Distributors, LLC (6)	First lien senior secured revolving loan	S +	4.75%	9.10%	12/19/2024	12/19/2029	3,768	(57)	(57)	0.00%
Value Added Distributors, LLC	First lien senior secured term loan	S +	4.75%	9.10%	12/19/2024	12/19/2029	11,267	11,099	11,098	0.72%
Wolf Gordon Inc (6)	First lien senior secured revolving loan	P +	4.25%	11.75%	5/1/2024	5/1/2029	3,809	(66)	(61)	0.00%
Wolf Gordon Inc	First lien senior secured term loan	S +	5.25%	9.58%	5/1/2024	5/1/2029	20,328	19,969	19,998	1.30%
								262,244	263,010	17.06%
Water utilities
Diamondback Buyer, LLC	First lien senior secured delayed draw term loan	S +	5.00%	9.36%	10/15/2024	7/22/2026	$3,664	$1,005	$1,008	0.07%
Diamondback Buyer, LLC (6)	First lien senior secured revolving loan	S +	5.00%	9.34%	7/28/2023	7/22/2026	75	—	(1)	0.00%
Diamondback Buyer, LLC	First lien senior secured term loan	S +	5.00%	9.34%	7/28/2023	7/22/2026	1,421	1,413	1,407	0.09%
								2,418	2,414	0.16%
Total non-controlled/non-affiliated senior secured debt								$3,084,605	$3,080,554	199.88%
Non-controlled/non-affiliated sponsor subordinated notes
Trading companies and distributors
Empire Equipment Company, LLC	Sponsor subordinated note	12.50% + 7.00% PIK		19.50%	7/28/2023	7/17/2026	$15	$14	$15	0.00%
Total non-controlled/non-affiliated sponsor subordinated notes								14	15	0.00%
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Company(1)(2)	Investment	Reference Rate and Spread (5)	Interest Rate	Purchase Date	Maturity Date	Principal/ Par Amount(3)	Amortized Cost(4)	Fair Value	Percentage of Net Assets
Total non-controlled/non-affiliated investments							3,084,619	3,080,569	199.88%
Non-controlled/affiliated investments
Multisector holdings
Twin Brook Equity Holdings, LLC (29) (30) (31)	Equity - 14.34% membership interest						~~$ 74,533~~ 	$80,638	5.23%
Twin Brook Segregated Equity Holdings, LLC (29) (30) (31)	Equity - 2.11% membership interest						19	16	0.00%
Total non-controlled/affiliated investments							74,552	80,654	5.23%
Total investments							$3,159,171	$3,161,223	205.11%

(1)Unless otherwise indicated, all investments are considered Level 3 investments.
(2)Unless otherwise indicated, all investments represent co-investments made with the Company’s affiliates in accordance with the terms of the exemptive relief that the Company received from the U.S. Securities and Exchange Commission. Refer to Note 6 for further information.
(3)Principal/par amount is denominated in U.S. Dollars (“$”) unless otherwise noted,Canadian Dollars (“C$”)
(4)The amortized cost represents the original cost adjusted for the amortization of discounts and premiums, as applicable, on debt investments using the effective interest method.
(5)Unless otherwise indicated, the interest rate on the principal balance outstanding for all floating rate loans is indexed to the Term Secured Overnight Financing Rate (“Term SOFR” or “S”) and/or an alternate base rate (e.g. prime rate (“P”)), which typically resets semiannually, quarterly, or monthly at the borrower’s option. The applicable base rate may be subject to a floor. The borrower may also elect to have multiple interest reset periods for each loan. For each of these loans, the applicable margin has been provided over Term SOFR based on each respective credit agreement. As of December 31, 2024, the reference rates for the floating rate loans were the Term SOFR of 4.49%, the Prime Rate of 7.50%, and CORRA of 3.32%.
(6)Represents revolvers and delayed draw term loans where the entire balance is unfunded as of December 31, 2024. The negative fair value is a result of the commitment being valued below par. Refer to Note 8 for further information.
(7)Represents investments that the Company has determined are not “qualifying assets” under Section 55(a) of the 1940 Act. Under the 1940 Act, we may not acquire any non-qualifying asset unless, at the time such acquisition is made, qualifying assets represent at least 70% of our total assets. The status of these assets under the 1940 Act is subject to change. The Company monitors the status of these assets on an ongoing basis. As of December 31, 2024, non-qualifying assets represented approximately 4.39% of the total assets of the Company.
(8)Indicates loan was on non-accrual status as of December 31, 2024.
(9)Principal balance includes reserve for letter of credit of $50,775 on which the borrower pays 6.00%.
(10)Principal balance includes reserve for letter of credit of $1,875 on which the borrower pays 6.00%.
(11)Principal balance includes reserve for letter of credit of $3,659 on which the borrower pays 5.75%.
(12)Principal balance includes reserve for letter of credit of $10,663 on which the borrower pays 5.50%.
(13)Principal balance includes reserve for letter of credit of $175,771 on which the borrower pays 5.25%.
(14)Principal balance includes reserve for letter of credit of $277,717 on which the borrower pays 6.25%.
(15)Principal balance includes reserve for letter of credit of $15,973 on which the borrower pays 6.00%.
(16)Principal balance includes reserve for letter of credit of $7,896 on which the borrower pays 6.25%.
(17)Principal balance includes reserve for letter of credit of $5,240 on which the borrower pays 6.50%.
(18)Principal balance includes reserve for letter of credit of $163,717 on which the borrower pays 6.00%.
(19)Principal balance includes reserve for letter of credit of $16,960 on which the borrower pays 5.75%.
(20)Principal balance includes reserve for letter of credit of $5,410 on which the borrower pays 6.00%.
(21)Principal balance includes reserve for letter of credit of $168,934 on which the borrower pays 6.00%.
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

(22)Principal balance includes reserve for letter of credit of $5,625 on which the borrower pays 6.00%.
(23)Principal balance includes reserve for letter of credit of $429,910 on which the borrower pays 5.50%.
(24)Principal balance includes reserve for letter of credit of $49,807 on which the borrower pays 5.00%.
(25)Principal balance includes reserve for letter of credit of $1,951 on which the borrower pays 5.00%.
(26)Principal balance includes reserve for letter of credit of $3,517 on which the borrower pays 6.75%.
(27)Principal balance includes reserve for letter of credit of $238,050 on which the borrower pays 5.25%.
(28)Principal balance includes reserve for letter of credit of $6,240 on which the borrower pays 5.50%.
(29)As a practical expedient, the Company uses net asset value to determine the fair value of this investment. Consistent with FASB guidance under ASC 820, these investments are excluded from the hierarchical levels. This represents an investment in an affiliated fund.
(30)Securities exempt from registration under the Securities Act of 1933 (the “Securities Act”), and may be deemed to be “restricted securities” under the Securities Act. As of December 31, 2024, the aggregate fair value of these securities is $80,654 or 5.23% of the Company's net assets. The “restricted securities,” Twin Brook Equity Holdings, LLC and Twin Brook Segregated Equity Holdings, LLC, were purchased on May 19, 2022 and July 28, 2023, respectively.
(31)Non-income producing investment.
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Foreign currency forward contracts
Counterparty	Currency Purchased	Currency Sold	Settlement	Unrealized Appreciation/ (Depreciation)
Wells Fargo Bank, National Association	USD 1,331	CAD 941	1/24/2025	$(14)
Wells Fargo Bank, National Association	CAD 1,408	USD 1,935	1/24/2025	60
Total				$46

Currency Abbreviations:
USD - U.S. Dollar
CAD - Canadian Dollar

Interest Rate Swaps
Counterparty	Hedged Instrument	Company Receives	Company Pays	Maturity Date	Notional Amount	Fair Value	Upfront Payments/Receipts	Unrealized Appreciation/(Depreciation)
Morgan Stanley Capital Services, LLC	Series A, Tranche A Notes	7.6900%	S + 3.547%	9/19/2026	$90,000	149	—	149
Morgan Stanley Capital Services, LLC	Series A, Tranche B Notes	7.7800%	S + 3.866%	9/19/2028	150,000	(512)	—	(512)
MUFG Bank, Ltd.	Series B, Tranche A Notes	6.4200%	S + 3.122%	10/15/2028	20,000	(601)	—	(601)
MUFG Bank, Ltd.	Series B, Tranche A Notes	6.4200%	S + 3.116%	10/15/2028	65,000	(1,939)	—	(1,939)
Wells Fargo Bank, N.A.	Series B, Tranche C Notes	6.5200%	S + 3.181%	10/15/2029	100,000	(3,527)	—	(3,527)
Morgan Stanley Capital Services, LLC	Series B, Tranche C Notes	6.5200%	S + 3.384%	10/15/2029	50,000	(1,940)	—	(1,940)
MUFG Bank, Ltd.	Series B, Tranche C Notes	6.5200%	S + 3.243%	10/15/2029	50,000	(1,925)	—	(1,925)
MUFG Bank, Ltd.	Series B, Tranche C Notes	6.5200%	S + 3.266%	10/15/2029	90,000	(3,542)	—	(3,542)
Total						$(13,837)	$—	$(13,837)

The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Consolidated Schedule of Investments
As of December 31, 2024
(Amounts in thousands)

Interest Rate Options
Counterparty	Instrument	Company Receives	Company Sold	Maturity Date	Notional Amount	Fair Value	Upfront Payments/Receipts	Unrealized Appreciation/(Depreciation)
Wells Fargo Bank, N.A.	Sold SOFR Floor with Annnuitized Premium	0.08% Semiannual premium	1.00% 3M SOFR Floor	4/15/2029	$100,000	152	—	152
Morgan Stanley Capital Services, LLC	Sold SOFR Floor with Annnuitized Premium	0.09% Quarterly premium	1.00% 3M SOFR Floor	4/15/2029	50,000	96	—	96
MUFG Bank, Ltd.	Sold SOFR Floor with Annnuitized Premium	0.0604% Quarterly premium	1.00% 3M SOFR Floor	7/15/2028	20,000	21	—	21
MUFG Bank, Ltd.	Sold SOFR Floor with Annnuitized Premium	0.0919% Quarterly premium	1.00% 3M SOFR Floor	4/15/2029	50,000	76	—	76
Morgan Stanley Capital Services, LLC	Sold SOFR Floor with Annnuitized Premium	0.0700% Semiannual premium	1.00% 3M SOFR Floor	12/19/2026	90,000	37	—	37
MUFG Bank, Ltd.	Sold SOFR Floor with Annnuitized Premium	0.0642% Quarterly premium	1.00% 3M SOFR Floor	7/15/2028	65,000	67	—	67
Morgan Stanley Capital Services, LLC	Sold SOFR Floor with Annnuitized Premium	0.1100% Semiannual premium	1.00% 3M SOFR Floor	9/19/2028	150,000	226	—	226
MUFG Bank, Ltd.	Sold SOFR Floor with Annnuitized Premium	0.0935% Quarterly premium	1.00% 3M SOFR Floor	4/15/2029	90,000	137	—	137
Total						$812	$—	$812
The accompanying notes are an integral part of these consolidated financial statements.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements

Note 1.  Organization

TPG Twin Brook Capital Income Fund (“TCAP” or the “Company”) is a Delaware statutory trust which was formed on January 27, 2022 (date of inception). On September 25, 2024, the Company’s name was changed from “AG Twin Brook Capital Income Fund” to “TPG Twin Brook Capital Income Fund”. AGTB Fund Manager, LLC (the “Adviser”), an indirect wholly-owned subsidiary of TPG Inc. (“TPG”) (Nasdaq: TPG), a leading global alternative investment firm, serves as the investment adviser of the Company. The Adviser is registered as an investment adviser with the U.S. Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940. The Company has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940, as amended (“1940 Act”). The Company has elected to be treated for federal income tax purposes and intends to qualify annually as a regulated investment company (“RIC”) as defined under Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”).

There were no operations other than those related to the Company’s organization and preparation for its public, ongoing offering prior to December 31, 2022. As of December 31, 2022, the Adviser contributed $50,000 of capital to the Company. In exchange for this contribution, the Adviser had received 2,000 Class I common shares of beneficial interest, par value $0.001 per share of TCAP (“Class I shares”), together with Class S common shares of beneficial interest (“Class S shares”) and Class D common shares of beneficial interest (“Class D shares”), par value $0.001, the “TCAP Common Shares”).

On December 15, 2022, the Company’s registration statement on Form N-2, registering the continuous offer and sale (the “Offering”) of up to $5 billion in the Company’s common shares of beneficial interest, was declared effective by the SEC.

The Company’s investment objective is to seek to generate attractive, consistent total returns, predominantly in the form of current income and, to a lesser extent, capital appreciation, by targeting investment opportunities with favorable risk-adjusted returns.

TPG Angelo Gordon

On November 1, 2023, TPG completed its previously announced acquisition of Angelo, Gordon & Co., L.P. ("Angelo Gordon") and its subsidiaries, including the Adviser and the Company’s administrator (the “TPG Transaction”).

In connection with the TPG Transaction closing, on November 1, 2023, the Company entered into an amended and restated investment management agreement (the “Investment Management Agreement”) with the Adviser on identical terms to the investment management agreement previously in effect. The Company’s shareholders approved the Investment Management Agreement at a special meeting of shareholders of the Company held on September 26, 2023. The Company’s investment objective remained unchanged following the TPG Transaction.

The Merger with AGTB Private BDC

On January 1, 2023, the Company completed its merger (the “Merger”) with AGTB Private BDC (“Private BDC”), with TCAP continuing as the surviving company and Private BDC continuing as the accounting survivor. Therefore, all comparative consolidated financial statements prior to the Merger are those of the Private BDC.

Pursuant to the Merger Agreement, TCAP and Private BDC caused the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware on December 30, 2022. The Merger became effective on January 1, 2023 (the “Effective Time”), as agreed to by the parties and specified in the Certificate of Merger. At the Effective Time, common shares of beneficial interest, par value $0.001 per share, of Private BDC outstanding immediately prior to the Effective Time were converted into a number of Class I shares equal to a ratio of one to one. As a result, TCAP issued an aggregate of approximately 20.9 million TCAP Common Shares to former Private BDC shareholders. The TCAP Common Shares issued and outstanding immediately prior to the Effective Time remained outstanding upon the Effective Time and were unaffected by the Merger. As a result, immediately following the Merger, TCAP had approximately 20,945,030 Class I shares outstanding, and no Class S or D shares outstanding.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

The Merger with AG Twin Brook BDC, Inc.

On July 28, 2023, the Company completed its previously announced acquisition of AG Twin Brook BDC, Inc., a Delaware corporation (“AGTB” and, together with the Company, the “Parties”) via merger, with the Company continuing as the surviving company (the “AGTB Transaction”). The AGTB Transaction was completed pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated May 19, 2023, by and between the Parties. Prior to the AGTB Transaction closing, AGTB was an affiliated BDC managed by an affiliate of the Adviser. The Company is the accounting survivor of the merger. For further information, see Note 10 “Merger with AG Twin Brook BDC, Inc.”
Note 2.  Significant Accounting Policies
Basis of Accounting
The Company’s consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  The Company is an investment company and accordingly follows the investment company accounting and reporting guidance of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (“ASC”) Topic 946, Financial Services – Investment Companies. These consolidated financial statements reflect adjustments that in the opinion of management are necessary for the fair statement of the financial position and results of operations for the periods presented herein. On January 1, 2023, the Company completed the Merger with AGTB Private BDC and commenced operations as the surviving company, with its fiscal year end on December 31.
The annual consolidated financial statements have been prepared in accordance with GAAP for annual financial information and pursuant to the requirements for reporting on Form 10-K and Article 6 of Regulation S-X. In the opinion of management, all adjustments considered necessary for the fair presentation of the consolidated financial statements for the periods presented have been included.
Certain prior period information has been reclassified to conform to the current period presentation.
Principles of Consolidation
The Company conducts certain of its activities through its wholly-owned subsidiaries Twin Brook Capital Funding XXXIII, LLC, Twin Brook Equity XVIII Corp., Twin Brook Equity XXXIII Corp., Twin Brook Capital Funding XXXIII MSPV, LLC, Twin Brook Capital Funding XXXIII ASPV, LLC, and Twin Brook CLO 2024-1 LLC. The Company consolidates wholly-owned subsidiaries that are controlled by the Company. All intercompany balances and transactions have been eliminated in consolidation.

On December 23, 2024, Twin Brook Equity XVIII Corp. and Twin Brook Equity XXXIII Corp., filed a Certificate of Ownership and Merger, effective immediately, with Twin Brook Equity XXXIII Corp. as the surviving entity.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
Cash and Cash Equivalents
Cash is comprised of cash on deposit with major financial institutions. The Company classifies highly liquid investments with original maturities of three months or less from the date of purchase and investments in money market funds as cash equivalents. The Company places its cash with high credit quality institutions to minimize credit risk exposure.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
Restricted Cash
Restricted cash represents cash held through certain of the Company’s wholly-owned subsidiaries or collateral accounts that may only be used to purchase additional collateral loans, pay accrued interest on advances, fund certain expenses, and prepay outstanding advances in connection with the Company’s asset facilities.
Investment Related Transactions, Revenue Recognition and Expenses
Investment transactions and the related revenue and expenses are recorded on a trade-date basis. Realized gains and losses on investment transactions are determined using the specific identification method. All costs associated with consummated investments are included in the cost of such investments. Broken deal expenses incurred in connection with investment transactions which are not successfully consummated are expensed as a component of “Other” expense on the consolidated statements of operations.
Interest income and interest expense are recognized on an accrual basis. Interest income on debt instruments is accrued and recognized for those issuers who are currently paying in full or expected to pay in full. For those issuers who are in default or expected to default, interest is not accrued and is only recognized when received. Interest income and expense include discounts accreted and premiums amortized on certain debt instruments as determined in good faith by the Company and calculated using the effective interest method. Loan origination fees, original issue discounts and market discounts or premiums are capitalized as part of the underlying cost of the investments and accreted or amortized over the life of the investment as interest income.
Upon prepayment of investments in debt instruments, any prepayment premiums, unamortized upfront loan origination fees and unamortized discounts are recorded as “Interest” income on the consolidated statements of operations. Interest received in-kind, computed at the contractual rate specified in each investment agreement, is added to the principal balance of the investment and reported as “Interest” income on the consolidated statements of operations. The Company records dividend income from private securities pursuant to the terms of the respective investments. Dividend income on equity securities is recorded as dividend income on an accrual basis to the extent that such amounts are payable by the portfolio company and are expected to be collected. Dividend income on common equity securities is recorded on the earlier of record or payment date for private portfolio companies or on the ex-dividend date for publicly traded portfolio companies, as applicable. Each distribution received from limited liability company (“LLC”) and limited partnership (“LP”) investments is evaluated to determine if the distribution should be recorded as dividend income or a return of capital. Generally, the Fund will not record distributions from equity investments in LLCs and LPs as dividend income unless there are sufficient accumulated tax-basis earnings and profits in the LLC or LP prior to the distribution. Distributions that are classified as a return of capital are recorded as a reduction in the cost basis of the investment.
The Company may earn various fees during the life of the loans. Such fees include, but are not limited to, syndication, commitment, administration, prepayment and amendment fees, some of which are paid to the Company on an ongoing basis. These fees and any other income are recognized as earned as a component of "Other" income on the consolidated statement of operations.

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected in full. Accrued interest is generally reversed when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as income or applied to principal depending upon the Adviser’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid current and, in the Adviser’s judgment, are likely to remain current. The Adviser may make exceptions to this treatment and determine not to place a loan on non-accrual status if the loan has sufficient collateral value to cover principal and interest and if it is in the process of collection.
Investments at Fair Value
The Company applies Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurements (“ASC 820”), as amended, which establishes a framework for measuring fair value in accordance with U.S. GAAP and required disclosures of fair value measurements. ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. In accordance with ASC 820, the Company discloses the fair value of its investments

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Notes to Consolidated Financial Statements - Continued
in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation (Level 3 measurements). ASC 820 establishes three levels of the fair value hierarchy as follows:
Level 1Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;
Level 2Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and
Level 3Inputs that are unobservable.
Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, interest rates, specific and broad credit data, liquidity statistics, and other factors. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement; however, the determination of what constitutes “observable” requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company’s perceived risk of that instrument.
The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company, the Board, and the Adviser in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy.
Investments in investment funds include vehicles structured for the purpose of investing in privately held common and preferred equity interests. Fair values are generally determined utilizing the net asset value (“NAV”) supplied by, or on behalf of, management of each investment fund, which is net of management and incentive fees or allocations charged by the investment fund, if applicable, and is in accordance with the “practical expedient”, as defined by FASB Accounting Standards Update (“ASU”) 2009-12, Investments in Certain Entities that Calculate NAV per Share. NAVs received by, or on behalf of, management of each investment fund are based on the fair value of the investment funds’ underlying investments in accordance with policies established by management of each investment fund, as described in each of their financial statements and offering memorandum. Withdrawals and distributions from investments in investment funds are at the discretion of the Adviser and may depend on the liquidation of underlying assets. Investments which are valued using NAV as a practical expedient are excluded from the above hierarchy.

The Board has designated the Adviser as its “valuation designee” pursuant to Rule 2a-5 under the 1940 Act (“Rule 2a-5”), and in that role, the Adviser is responsible for performing fair value determinations relating to all of the Company’s investments, including periodically assessing and managing any material valuation risks and establishing and applying fair value methodologies, in accordance with valuation policies and procedures that have been approved by the Board. Even though the Board designated the Adviser as “valuation designee,” the Board is ultimately responsible for fair value determinations under the 1940 Act.
Under the valuation policies and procedures that have been approved by the Board, the Adviser conducts a multi-step valuation process, which includes, among other procedures, the following:
•The valuation process begins with each investment being initially valued by using certain inputs provided by, among other inputs, the investment professionals responsible for the portfolio investment in conjunction with the portfolio management team.
•The Adviser’s management reviews the preliminary valuations with the investment professionals.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
•The Adviser determines the fair value of each investment; valuations that are not based on readily available market quotations are valued in good faith, based on, among other things, the input of the Adviser and, where applicable, other third parties. Valuation determinations are presented to the Board.
When determining the fair value of Level 3 investments, the Adviser may take into account the following factors, where relevant: recent transactions, the enterprise value of the underlying company, the nature and realizable value of any collateral, the underlying company’s ability to make payments and its earnings and discounted cash flows, the markets in which the underlying company does business, financial covenants, the seniority of the financial instrument in the capital structure of the company, comparisons to publicly traded securities, and changes in the interest rate environment and the credit markets generally that may affect the price at which similar investments may be made and other relevant factors. The primary method for determining enterprise value uses a multiple analysis whereby appropriate multiples are applied to the portfolio company’s net income before net interest expense, income tax expense, depreciation and amortization (“EBITDA”). The enterprise value analysis is performed to determine the value of equity investments and to determine if debt investments are credit impaired. If debt investments are credit impaired, the Adviser will use the enterprise value analysis or a liquidation basis analysis to determine fair value. For debt investments that are not determined to be credit impaired, the Adviser uses a market interest rate yield analysis to determine fair value.
The Company’s investments trade infrequently and when they are traded, the price may be unobservable, and as a result, multiple external pricing sources may not be available. In such instances, the Adviser may use an internal pricing model as either a corroborating or sole data point in determining the price. Pricing models take into account the contractual terms of the financial instrument, as well as relevant inputs, including where applicable, equity prices, interest rate yield curves, credit curves, correlation, and the creditworthiness of the counterparty. The Adviser generally engages third party firm(s) to assist in validating certain financial instruments where multiple external prices cannot be obtained. The third party firm(s) either independently determine prices or assess the reasonableness of the Adviser’s prices. The analyses provided by such third party firm(s) are reviewed and considered by the Adviser. As part of the risk management process, the Adviser reviews and analyzes the prices obtained from external pricing sources to evaluate their reliability and accuracy, which includes identifying and excluding vendor prices and broker quotations that the Adviser believes does not reflect fair value. In addition, the Adviser’s valuation committee meets regularly and engages in ongoing reviews of the valuation processes and procedures including reviews of methodology, ongoing accuracy, source quality and independence. Such reviews include, but are not limited to, comparison of current vendor prices and broker quotations against ongoing daily trading activity, vendor due diligence, and back testing.
Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.
Foreign Currency Translation
Amounts denominated in foreign currencies are translated into USD on the following basis: (i) investments and other assets and liabilities denominated in foreign currencies are translated into USD based upon currency exchange rates effective on the last business day of the period; and (ii) purchases and sales of investments, borrowings and repayments of such borrowings, income, and expenses denominated in foreign currencies are translated into USD based upon currency exchange rates prevailing on the transaction dates.
The Company does not isolate the portion of the results of operations resulting from changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of securities held. Such fluctuations are included within net realized and change in unrealized gain (loss) on investments on the consolidated statements of operations. Net change in unrealized gains and losses on foreign currency holdings and non-investment assets and liabilities attributable to the changes in foreign currency exchange rates are included in the net change in unrealized gain (loss) on foreign currency translation on the consolidated statements of operations. Net realized gains and losses on foreign currency holdings and non-investment assets and liabilities attributable to changes in foreign currency exchange rates are included in net realized gain (loss) on foreign currency transactions on the consolidated statements of operations.
Foreign security and currency translations may involve certain considerations and risks not typically associated with investing in U.S. companies and U.S. government securities. These risks include, but are not limited to, currency fluctuations and revaluations and future adverse political, social and economic developments, which could cause

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
investments in foreign markets to be less liquid and prices more volatile than those of comparable U.S. companies or U.S. government securities.
Derivative Instruments
The Company may enter into foreign currency forward contracts to reduce the Company’s exposure to foreign currency exchange rate fluctuations in the value of foreign currencies. In a foreign currency forward contract, the Company agrees to receive or deliver a fixed quantity of one currency for another, at a pre-determined price at a future date. Forward foreign currency contracts are marked-to-market at the applicable forward rate. Unrealized gain (loss) on foreign currency forward contracts are recorded on the consolidated statements of assets and liabilities on a gross basis, not taking into account collateral posted which is recorded separately, if applicable. Notional amounts of foreign currency forward contract assets and liabilities are presented separately on the consolidated schedules of investments. Purchases and settlements of foreign currency forward contracts having the same settlement date and counterparty are generally settled net and any realized gains or losses are recognized on the settlement date.
The Company does not utilize hedge accounting for foreign currency forward contracts, and as such, the Company recognizes its derivatives at fair value with changes in the net unrealized gain (loss) on foreign currency forward contracts recorded on the consolidated statements of operations.
Additionally, the Company uses interest rate swaps to mitigate interest rate risk associated with the Company's fixed interest rate debt liabilities. The fair value of the interest rate swaps are included as derivative assets at fair value or derivative liabilities at fair value on the consolidated statements of assets and liabilities. Changes in fair value of interest rate swaps entered into by the Company and not designated as hedging instruments are presented in net realized gains (losses) and net change in unrealized appreciation (depreciation) in the consolidated statements of operations, if applicable.
The Company designated certain interest rate swaps as the hedging instrument in a qualifying fair value hedge accounting relationship, and therefore the change in fair value of the hedging instrument and hedged item are recorded in interest expense and recognized as components of interest expense in the consolidated statements of operations. The change in fair value of the interest rate swap is offset by a change in the carrying value of the fixed rate debt.
Organizational Costs
Organizational costs to establish the Company are charged to expense as incurred. These expenses consist primarily of legal fees and other costs of organizing the Company.
Offering Costs
Offering costs in connection with the offering of common shares of the Company are capitalized as a deferred charge and amortized to expense on a straight-line basis over a 12-month period. These expenses consist primarily of legal fees and other costs incurred with the Company’s share offerings, the preparation of the Company’s registration statement, and registration fees.
Deferred Financing Costs
Deferred financing costs consist of financing costs incurred in connection with obtaining the Company’s financing facilities and unsecured notes.  Such financing costs are capitalized and amortized over the life of the facility utilizing the straight-line method.  For the year ended December 31, 2025, the Company paid approximately $6.4 million of financing costs and amortized approximately $7.2 million of financing costs which have been included in “Interest” expense on the consolidated statements of operations. For the year ended December 31, 2024, the Company paid approximately $22.5 million of financing costs and amortized approximately $4.3 million of financing costs which have been included in “Interest” expense on the consolidated statements of operations. For the year ended December 31, 2023, the Company paid approximately $3.8 million of financing costs and amortized approximately $1.9 million of financing costs which have been included in “Interest” expense on the consolidated statements of operations.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
Deferred Income
Deferred income consists of annual administrative agent fees received in connection with the servicing of certain loan investments. Such fees are deferred when received and recognized as earned over the applicable period. For the year ended December 31, 2025, the Company received approximately $5.4 million respectively of agent fees and approximately $5.0 million respectively of agent fees have been recognized as earned and included in “Other” income on the consolidated statements of operations. For the year ended December 31, 2024, the Company received approximately $4.2 million of agent fees and approximately $3.2 million of agent fees have been recognized as earned and included in “Other” income on the consolidated statements of operations. For the year ended December 31, 2023, the Company received approximately $2.2 million of agent fees and approximately $1.5 million of agent fees have been recognized as earned and included in “Other” income on the consolidated statements of operations.
Income Taxes
The Company has elected to be regulated as a BDC under the 1940 Act. The Company also elected to be treated as a RIC under Subchapter M of the Internal Revenue Code of 1986, as amended. As a RIC, the Company generally will not have to pay corporate-level U.S. federal income taxes on any ordinary income or capital gains that it distributes timely to its shareholders as dividends. To the extent the Company qualifies as a RIC, any tax liability related to income earned and distributed by the Company represents obligations of the Company’s investors and will not be reflected in the consolidated financial statements of the Company.
To qualify as a RIC, the Company must, among other things, meet certain source-of-income and asset diversification requirements. In addition, to qualify for RIC tax treatment, the Company must distribute to its shareholders, for each taxable year, at least 90% of its “investment company taxable income” for that year, which is generally its ordinary income plus the excess of its realized net short-term capital gains over its realized net long-term capital losses. The Company will generally be subject to a 4% non-deductible U.S. federal excise tax on certain undistributed income or gains in respect of any calendar year, unless it distributes annually an amount at least equal to the sum of (i) 98% of its net ordinary income (taking into account certain deferrals and elections) for the calendar year, (ii) 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period ending on October 31 in such calendar year and (iii) any net ordinary income and capital gain net income recognized, but not distributed, in preceding years. For these purposes, the Company will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.The Company, at its discretion, may carry forward taxable income for distribution in the following taxable year and pay the applicable U.S. federal excise tax. For the year ended December 31, 2025, the Company did not accrue U.S. federal excise tax.
The Company conducts certain of its activities through its wholly-owned subsidiaries, Twin Brook Equity XVIII Corp., and Twin Brook Equity XXXIII Corp., both of which are Delaware corporations. On December 23, 2024, Twin Brook Equity XVIII Corp. and Twin Brook Equity XXXIII Corp., filed a Certificate of Ownership and Merger, effective immediately, with Twin Brook Equity XXXIII Corp. as the surviving entity. They are treated as corporations for United States federal income tax purposes and are subject to U.S. federal, state or local income tax. For the year ended December 31, 2025, the Company accrued $496,000 current federal tax. For the year ended December 31, 2025, the Company accrued approximately $2.4 million of deferred federal tax related to the corporations, which is included in “deferred federal tax provision” on the consolidated statements of operations. For the year ended December 31, 2024, the Company accrued $870,000 current federal tax. For the year ended December 31, 2024, the Company accrued approximately $205,000 of deferred federal tax related to the corporations, which is included in “deferred federal tax provision” on the consolidated statement of operations. For the year ended December 31, 2023, the Company accrued $982,000 of U.S. federal tax expense related to Twin Brook Equity XXXIII Corp., which was included in “Other” expense on the consolidated statement of operations.
The Company evaluates tax positions taken or expected to be taken in the course of preparing its financial statements to determine whether the tax positions are “more-likely-than-not” to be sustained by the applicable tax authority. Tax positions not deemed to meet the “more-likely-than-not” threshold are reserved and recorded as a tax benefit or expense in the current year. All penalties and interest associated with income taxes are included in income tax expense. Conclusions regarding tax positions are subject to review and may be adjusted at a later date based on factors including, but not limited to, on-going analyses of tax laws, regulations and interpretations thereof. There were no tax penalties, and no interest associated with income taxes incurred through December 31, 2025.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
Loan Syndications and Participations
The Company may originate certain loans and then syndicate all or a portion of those loans to a third party. For the year ended December 31, 2025, the Company earned approximately $1.7 million respectively of syndication and other origination fee income, which is included in “Other” income on the consolidated statements of operations. For the year ended December 31, 2024, the Company earned approximately $3.1 million respectively of syndication and other origination fee income, which is included in “Other” income on the consolidated statements of operations. For the year ended December 31, 2023, the Company earned approximately $1.4 million respectively of syndication and other origination fee income, which is included in “Other” income on the consolidated statements of operations.
The Company follows the guidance in Accounting Standards Codification (“ASC”) Topic 860 Transfers and Servicing when accounting for loan participations and other partial loan sales. Such guidance requires a participation or other partial loan sale to meet the definition of a “participating interest,” as defined in the guidance, in order for sale treatment to be allowed. Participations or other partial loan sales that do not meet the definition of a participating interest remain on the consolidated statements of assets and liabilities and the proceeds are recorded as a secured borrowing until the definition is met. Secured borrowings are carried at fair value to correspond with the related investments, which are carried at fair value. There were no participations that were accounted for as secured borrowings during the period.
Distributions
Distributions to common shareholders are recorded on the record date. The amount to be distributed, if any, is determined by the Board each month. The Company intends to distribute net capital gains (i.e., net long-term capital gains in excess of net short-term capital losses), if any, at least annually out of the assets legally available for such distributions. However, the Company may decide in the future to retain such capital gains for investment, incur a corporate-level tax on such capital gains, and elect to treat such capital gains as deemed distributions to shareholders.

Segment Reporting

In accordance with ASC Topic 280 - Segment Reporting (“ASC 280”), the Company has determined that it has a single operating and reporting segment. As a result, the Company’s segment accounting policies are the same as described herein and the Company does not have any intra-segment sales and transfers of assets.

The Company operates through a single operating and reporting segment with an investment objective is to seek to generate attractive, consistent total returns, predominantly in the form of current income and, to a lesser extent, capital appreciation, by targeting investment opportunities with favorable risk-adjusted returns. The chief operating decision maker (“CODM”) is the Company’s chief executive officer and the CODM assesses the performance and makes operating decisions of the Company on a consolidated basis primarily based on the Company’s net increase (decrease) in net assets resulting from operations (“net income”). In addition to numerous other factors and metrics, the CODM utilizes net income as a key metric in determining the amount of dividends to be distributed to the Company’s stockholders. As the Company’s operations comprise of a single reporting segment, the segment assets are reflected on the accompanying consolidated statement of assets and liabilities as “total assets” and the significant segment expenses are listed on the accompanying consolidated statement of operations.

In December 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which enhances the income tax disclosure requirements. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, and is to be applied prospectively, with an option for retrospective application. The Company adopted ASU 2023-09 on December 31, 2025, and the adoption did not have a material impact on the Company’s consolidated financial statements.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standard updates (“ASU”) issued by the Financial Accounting Standards Board (the “FASB”). ASUs not listed were assessed by the Company and either determined to be not applicable or expected to have minimal impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which intends to improve the transparency of income tax disclosures. ASU 2023-09 is effective for

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Notes to Consolidated Financial Statements - Continued
fiscal years beginning after December 15, 2024 and is to be adopted on a prospective basis with the option to apply retrospectively. The Company is currently assessing the impact of this guidance, however, the Company does not expect a material impact on its consolidated financial statements.
Note 3.  Investments
Under the 1940 Act, the Company is required to separately identify non-controlled investments where it owns 5% or more of a portfolio company’s outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company as investments in “affiliated” companies. In addition, under the 1940 Act, the Company is required to separately identify investments where it owns more than 25% of a portfolio company’s outstanding voting securities and/or had the power to exercise control over the management or policies of such portfolio company as investments in “controlled” companies. Under the 1940 Act, "non-affiliated investments" are defined as investments that are neither controlled investments nor affiliated investments. Detailed information with respect to the Company’s non-controlled, non-affiliated; non-controlled, affiliated; and controlled affiliated investments is contained in the consolidated financial statements, including the consolidated schedules of investments. The information in the tables below is presented on an aggregate portfolio basis, without regard to whether they are non-controlled, non-affiliated; non-controlled, affiliated; or controlled affiliated investments.
Investments at fair value and amortized cost consisted of the following as of December 31, 2025 and December 31, 2024:

	December 31, 2025		December 31, 2024
(Amounts in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
First lien senior secured debt	$4,189,885	$4,173,995	$3,084,605	$3,080,554
Sponsor subordinated note	413	59	14	15
Investment in affiliated funds	87,345	103,670	74,552	80,654
Total investments	$4,277,643	$4,277,724	$3,159,171	$3,161,223

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
The industry composition of investments based on fair value as of December 31, 2025 and December 31, 2024 was as follows:

	December 31, 2025(1)	December 31, 2024(1)
Aerospace and defense	2.0%	2.1%
Air freight and logistics	0.5%	0.7%
Auto components	2.7%	3.6%
Building products	0.5%	0.5%
Chemicals	2.3%	1.3%
Commercial services and supplies	3.3%	3.7%
Construction and engineering	4.3%	3.4%
Containers and packaging	2.5%	2.6%
Distributors	—%	0.1%
Diversified consumer services	6.8%	6.0%
Diversified telecommunication services	—%	0.2%
Electrical equipment	1.6%	1.6%
Electronic equipment, instruments and components	1.0%	0.1%
Food and staples retailing	2.1%	1.5%
Food products	2.3%	2.1%
Gas utilities	—%	—%
Health care equipment and supplies	2.7%	2.9%
Health care providers and services	25.2%	24.9%
Health care technology	1.1%	1.2%
Household durables	3.5%	4.3%
Industrial Conglomerates	0.4%	0.5%
Insurance	0.5%	0.3%
Interactive Media & Services	0.5%	0.7%
Internet and direct marketing retail	0.5%	0.7%
IT services	2.9%	1.8%
Leisure equipment and products	0.2%	0.2%
Leisure products	—%	—%
Life sciences tools and services	1.5%	1.4%
Machinery	3.3%	4.1%
Media	7.8%	9.2%
Metals and mining	—%	0.1%
Multiline Retail	1.3%	1.6%
Multisector holdings	2.4%	2.6%
Pharmaceuticals	—%	—%
Personal products	—%	—%
Professional services	0.9%	1.1%
Real estate management and development	0.1%	0.1%
Semiconductors and semiconductor equipment	—%	—%
Software	2.3%	2.8%
Specialty retail	0.6%	0.5%
Textiles, apparel and luxury goods	0.8%	1.1%
Trading companies and distributors	9.5%	8.3%
Water utilities	0.1%	0.1%
Total	100.0%	100.0%
(1) Certain industries round to less than 0.1% as of December 31, 2025 and December 31, 2024.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
As of December 31, 2025, approximately 100.0% of investments held were based in the United States and approximately 0.0% were based in Canada. As of December 31, 2024, approximately 100.0% of investments held were based in the United States and approximately 0.0% were based in Canada.
Note 4.  Fair Value
Fair Value Disclosures
The following table presents the fair value hierarchy of financial instruments as of December 31, 2025 and December 31, 2024:

	Assets at Fair Value as of December 31, 2025
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
First lien senior secured debt	$—	$—	$4,173,995	$4,173,995
Sponsor subordinated note	—	—	59	59
Interest rate swaps/options	—	3,552	—	3,552
Total	$—	$3,552	$4,174,054	$4,177,606
Investments measured at net asset value(1)				$103,670
Total financial instruments, at fair value				$4,281,276
(1)Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Statements of Assets and Liabilities.

	Liabilities at Fair Value as of December 31, 2025
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Foreign currency forward contracts	$—	$(6)	$—	$(6)
Interest rate swaps/options	—	(2,666)	—	(2,666)
Total	$—	$(2,672)	$—	$(2,672)

	Assets at Fair Value as of December 31, 2024
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
First lien senior secured debt	$—	$—	$3,080,554	$3,080,554
Sponsor subordinated note	—	—	15	15
Foreign currency forward contracts	—	60	—	60
Interest rate swaps/options	—	961	—	961
Total	$—	$1,021	$3,080,569	$3,081,590
Investments measured at net asset value(1)				$80,654
Total financial instruments, at fair value				$3,162,244
(1)Certain investments that are measured at fair value using NAV have not been categorized in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the Consolidated Statements of Assets and Liabilities.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

	Liabilities at Fair Value as of December 31, 2024
(Amounts in thousands)	Level 1	Level 2	Level 3	Total
Foreign currency forward contracts	$—	$(14)	$—	$(14)
Interest rate swaps/options	—	(13,986)	—	(13,986)
Total	$—	$(14,000)	$—	$(14,000)

The following table presents changes in the fair value of investments for which Level 3 inputs were used to determine the fair value for the year ended December 31, 2025 and December 31, 2024. There were no transfers into our out of level 3 for the for the year ended December 31, 2025 and December 31, 2024.

	Level 3 Assets at Fair Value for the Year Ended December 31, 2025*
(Amounts in thousands)	Balance 1/1/2025	Purchases and Drawdowns	Sales and Paydowns	Other**	Realized Gains/ (Losses)	Change in Unrealized Appreciation/(Depreciation)	Balance 12/31/2025	Change in Unrealized Appreciation/ (Depreciation) for Level 3 Assets Still Held as of 12/31/2025
First lien senior secured debt	$3,080,554	$1,788,965	$(713,289)	$29,421	$183	$(11,839)	$4,173,995	$(15,890)
Sponsor subordinated note	15	396	—	3	—	(355)	59	(354)
Total	$3,080,569	$1,789,361	$(713,289)	$29,424	$183	$(12,194)	$4,174,054	$(16,244)

	Level 3 Assets at Fair Value for the Year Ended December 31, 2024*
(Amounts in thousands)	Balance 1/1/2024	Purchases and Drawdowns	Sales and Paydowns	Other**	Realized Gains/ (Losses)	Change in Unrealized Appreciation/(Depreciation)	Balance 12/31/2024	Change in Unrealized Appreciation/ (Depreciation) for Level 3 Assets Still Held as of 12/31/2024
First lien senior secured debt	$1,343,692	$2,243,761	$(522,943)	$19,410	$6	$(3,372)	$3,080,554	$(4,051)
Sponsor subordinated note	13	—	—	1	—	1	15	1
Total	$1,343,705	$2,243,761	$(522,943)	$19,411	$6	$(3,371)	$3,080,569	$(4,050)

* Gains and losses are included in their respective captions in the consolidated statements of operations.
**Includes accretion, paydown gains/(losses) and interest received in-kind on debt instruments, where applicable.
Significant Unobservable Inputs
In accordance with ASC 820, the following tables provide quantitative information about the significant unobservable inputs of the Company’s Level 3 investments as of December 31, 2025 and December 31, 2024. The table is not intended to be all-inclusive but instead capture the significant unobservable inputs relevant to the Company’s determination of fair value.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Asset Class	Fair Value as of 12/31/25	Valuation Techniques	Significant Unobservable Inputs	Input Ranges	Weighted Average (1)	Impact to Valuation from an Increase in Input
(Amounts in thousands)
First lien senior secured debt	$3,798,639	Discounted cash flow	Yield	8.5% - 37.2%	9.7%	Decrease
	586	Discounted cash flow	Yield	11.2%	11.2%	Decrease
		Market comparable	Forward Revenue multiple	1.3x	1.3x	Increase
	35,225	Market comparable	Forward EBITDA multiple	7.5x - 9.5x	9.5x	Increase
	1,871	Market comparable	Forward EBITDA multiple	5.5x	5.5x	Increase
			Forward Revenue multiple	0.5x	0.5x	Increase
	5,446	Market comparable	Forward EBITDA multiple	10.0x	10x	Increase
			LTM EBITDA multiple	11.0x	11x	Increase
	7,663	Market comparable	Forward Revenue multiple	0.3x - 3.3x	0.4x	Increase
	1,924	Market comparable	Forward Revenue multiple	0.6x - 0.9x	0.7x	Increase
			LTM Revenue multiple	0.6x - 0.9x	0.7x	Increase
	2,283	Market comparable	LTM EBITDA multiple	9.0x - 12.0x	11.8x	Increase
	3,748	Market comparable	LTM Revenue multiple	0.3x - 2.3x	1.4x	Increase
	749	Market comparable	LTM Revenue multiple	1.0x	1.0x	Increase
		Discounted cash flow	Yield	16.0%	16.0%	Decrease
Sponsor subordinated note	16	Market comparable	LTM EBITDA multiple	7.6x	7.6x	Increase
$3,858,150

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Asset Class	Fair Value as of 12/31/24	Valuation Techniques	Significant Unobservable Inputs	Input Ranges	Weighted Average (1)	Impact to Valuation from an Increase in Input
	(Amounts in thousands)
First lien senior secured debt	$2,379,881	Discounted cash flow	Yield	9.3% -56.3%	10.9%	Decrease
First lien senior secured debt	1,483	Market comparable	Forward Revenue multiple	0.9x - 2.0x	1.3x	Increase
First lien senior secured debt	1,845	Market comparable	LTM EBITDA multiple	14.3x	14.3x	Increase
First lien senior secured debt	1,345	Market comparable	Forward EBITDA multiple	8.4x	8.4x	Increase
First lien senior secured debt	2,048	Market comparable	LTM Revenue multiple	0.6x	0.6x	Increase
Sponsor subordinated note	15	Market comparable	LTM EBITDA multiple	7.6x	7.6x	Increase
	$2,386,617
(1)Weighted average is calculated by weighing the significant unobservable input by the relative fair value of each investment in the category.
The Company’s other Level 3 investments, which represented $315.904 million as of December 31, 2025 and $693.952 million as of December 31, 2024, have been valued primarily using recent transactions. The significant unobservable input used in the discounted cash flow is the yield. The yield is used to discount the estimated future cash flows expected to be received from the underlying investment. The Company considers the portfolio company performance since close, the leverage used by the portfolio company relative to its total enterprise value and other risks associated with an investment in determining the yield. The significant unobservable inputs used in the market comparable valuation techniques include the next twelve months forward and latest twelve month (“LTM”) EBITDA (net income before net interest expense, income tax expense, depreciation and amortization) multiple. Forward or LTM EBITDA for comparable portfolio companies are multiplied by the portfolio companies most recent available EBITDA to derive the portfolio company fair value. Pricing models take into account the contractual terms of the financial instrument, as well as relevant inputs, including where applicable, equity prices, interest rate yield curves, credit curves, correlation, and the creditworthiness of the counterparty.
Other Assets and Liabilities
As of December 31, 2025 and December 31, 2024, the carrying amounts of the Company’s other assets and liabilities, other than investments at fair value and debt obligations listed in Note 5, approximate fair value due to their short maturities. These financial instruments, would be categorized as Level 3, with the exception of cash equivalents which would be categorized as Level 1.
Note 5.  Debt
In accordance with the 1940 Act, the Company can borrow amounts such that its asset coverage, as defined in the 1940 Act, is at least 150% after such borrowings, subject to certain limitations.
As of December 31, 2025 and December 31, 2024, the asset coverage ratio was 217.8% and 188.3%, respectively.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
For the year ended December 31, 2025, December 31, 2024 and December 31, 2023 the components of interest expense were as follows:

(Amounts in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Interest expense	$130,103	$93,575	$41,029
Amortization of deferred financing costs	7,159	4,348	1,921
(Gain) loss from interest rate swaps accounted for as hedges and related hedged items
Interest rate swaps	(14,361)	(5,218)	—
Hedged items	12,789	5,301	—
Total interest expense	$135,690	$98,006	$42,950
Average interest rate	6.71%	7.56%	7.71%
Average daily borrowings	$1,786,069	$1,097,167	$464,312
Credit Facilities

On June 17, 2022, Twin Brook Capital Funding XXXIII MSPV, LLC, as borrower (the “MSPV Borrower”), an indirect, wholly-owned subsidiary of the Company, entered into a new loan and servicing agreement (as amended, supplemented or otherwise modified from time to time, the “MSPV Credit Facility”). The MSPV Credit Facility is secured by the MSPV Borrower’s investments. The obligation of the lenders to make revolving commitments under the MSPV Credit Facility will terminate on June 17, 2027 (the “Reinvestment Period”) with a scheduled final maturity date of May 28, 2029. The revolving loans are subject to an interest rate, during the Reinvestment Period, of Term SOFR plus 2.20% per annum and thereafter, Term SOFR plus 2.70% per annum.

On December 13, 2022, Twin Brook Capital Funding XXXIII ASPV, LLC, as borrower (the “ASPV Borrower”), an indirect, wholly-owned subsidiary of the Company, entered into a new Loan, Security and Collateral Management Agreement (as amended, supplemented or otherwise modified from time to time, the “ASPV Credit Facility”). The
ASPV Credit Facility is secured by the ASPV Borrower’s investments. The obligation of the lenders to make revolving commitments under the ASPV Credit Facility will terminate on October 2, 2028 (the “Reinvestment Period”) with a scheduled final maturity date of October 2, 2030. The revolving loans are subject to an interest rate of daily simple SOFR plus 1.90% per annum.

On November 17, 2023, the Company, as borrower, entered into a new Senior Secured Revolving Credit Agreement (as amended, supplemented or otherwise modified from time to time, the “Truist Credit Facility”), with the lenders and issuing banks party thereto and Truist Bank, as administrative agent.The Truist Credit Facility is guaranteed by Twin Brook Capital Funding XXXIII, LLC (the “Guarantor”), a direct and wholly owned subsidiary of the Company, and will be guaranteed by certain domestic subsidiaries of the Company that are formed or acquired by the Company in the future. The termination date of the lenders’ obligation to make loans under the Truist Credit Facility is October 1, 2029 and the final scheduled maturity date is October 1, 2030. The revolving loans will be subject to an interest rate of, at the Company’s option, adjusted term SOFR plus 1.875% or the alternate base rate plus 0.875%. The Truist Credit Facility is secured by all assets of the Company and the Guarantor. The Company is subject to meet financial covenants under the Truist Credit Facility agreement.
Private Placement Notes - Series A

On March 19, 2024, the Company entered into a Note Purchase Agreement, governing the issuance of $90,000,000 aggregate principal amount of 7.69% Series A Senior Notes, Tranche A, due March 19, 2027 (the “Tranche A Notes”) and $150,000,000 aggregate principal amount of 7.78% Series A Senior Notes, Tranche B, due March 19, 2029 (the “Tranche B Notes”), to qualified institutional investors in a private placement. The Tranche A Notes and the Tranche B Notes bear interest at a rate equal to 7.69% per annum and 7.78% per annum, respectively. The Tranche A Notes and the Tranche B Notes are guaranteed by Twin Brook Capital Funding XXXIII, LLC, a subsidiary of the Company.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

In connection with the Tranche A Notes and the Tranche B Notes, the Company entered into interest rate swaps to more closely align the interest rates of the Company’s liabilities with the investment portfolio, which consists of predominately floating rate loans. The Company designated this interest rate swap and the Tranche A Notes and the Tranche B Notes in a qualifying hedge accounting relationship.

Private Placement Notes - Series B

On October 15, 2024, the Company, entered into a First Supplement to the Master Note Purchase Agreement dated as of March 19, 2024 , governing the issuance of $400 million aggregate principal amount of Series B Notes consisting of (i) $85 million aggregate principal amount of 6.42% Series B Senior Notes, Tranche A, due October 15, 2028 (the “Tranche A Notes”), (ii) $25 million aggregate principal amount of Series B Senior Notes, Tranche B, due October 15, 2029 to be issued at a floating rate (the “Tranche B Notes”), and (iii) $290 million aggregate principal amount of 6.52% Series B Senior Notes, Tranche C, due October 15, 2029 (the “Tranche C Notes,” collectively with the Tranche A Notes and Tranche B Notes, the “Series B Notes”), to qualified institutional investors in a private placement. The Tranche B Notes bear interest at a floating interest rate equal to three-month SOFR plus 3.24% per annum. The Series B Notes are guaranteed by Twin Brook Capital Funding XXXIII, LLC, a subsidiary of the Company.

Private Placement Notes - Series C

On June 30, 2025, the Company entered into a Second Supplement to the Master Note Purchase Agreement dated as of March 19, 2024, governing the issuance of $100 million aggregate principal amount of Series C Notes consisting of (i) $25 million aggregate principal amount of 6.05% Series C Senior Notes, Tranche A, due June 30, 2028 (the “Series C Tranche A Notes”), and (ii) $75 million aggregate principal amount of 6.40% Series C Senior Notes, Tranche B, due June 30, 2030 (the “Series C Tranche B Notes,” together with the Tranche A Notes, the “Series C Notes”), to qualified institutional investors in a private placement. The Series C Tranche A Notes and the Series C Tranche B Notes bear interest at a rate equal to 6.05% per annum and 6.40% per annum, respectively. The Series C Notes are guaranteed by Twin Brook Capital Funding XXXIII, LLC, a subsidiary of the Company.

Debt Securitizations

On May 30, 2024, the Company completed an approximately $445.0 million term debt securitization (the “CLO Transaction”). Term debt securitizations are also known as collateralized loan obligations and are a form of secured financing incurred by a subsidiary of the Company, which is consolidated by the Company and subject to the Company’s overall asset coverage requirements. The secured notes issued in the CLO Transaction and the secured loan borrowed in the CLO Transaction were issued and incurred, as applicable, by Twin Brook CLO 2024-1 LLC (the “Issuer”), an indirect, wholly-owned, consolidated subsidiary of the Company, and are backed by a portfolio of collateral obligations consisting of middle market loans and participation interests in middle market loans as well as by other assets of the Issuer.

The following table presents information on the secured notes and equity interests in the CLO Transaction:

	As of December 31, 2025
(Amounts in thousands)	Principal Outstanding	Interest Rate	Credit Rating
Class A Senior Secured Floating Rate Notes	$161,000	SOFR + 1.90%	AAA(sf)
Class A-L Senior Secured Floating Rate Loans	$100,000	SOFR + 1.90%	AAA(sf)
Class B Senior Secured Floating Rate Notes	$45,000	SOFR + 2.30%	AA(sf)
Class C Senior Secured Floating Rate Notes	$36,000	SOFR + 2.95%	A(sf)
Class D Senior Secured Floating Rate Notes	$27,000	SOFR + 4.95%	BBB(sf)
Equity Interests[1]	$76,750	None	Not Rated
Total CLO Transaction	$445,750

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
(1) Equity Interests were retained by the Company as of December 31, 2025.

The secured notes are scheduled to mature on July 20, 2036, unless redeemed by the Issuer, at the direction of the Adviser, serving as collateral manager, on any business day after July 20, 2026.

The Class A Notes, Class A-L Loans, Class B Notes, Class C Notes and Class D Notes (collectively, the “Secured Debt”) are the secured obligations of the Issuer and the Equity Interests are the unsecured obligations of Issuer. The Class A-L Loans may be exchanged by the lenders for Class A Notes at any time, subject to certain conditions under the indenture and related agreements. The indenture governing the CLO Transaction includes customary covenants and events of default.

As part of the CLO Transaction, a wholly owned subsidiary of the Company (the “Retention Holder”) sold and transferred certain middle market loans to the Issuer for the purchase price and other consideration set forth in a loan sale agreement and for future sales from the Retention Holder to the Issuer on an ongoing basis. Such loans constituted the initial portfolio of assets securing the Secured Debt. In connection with such sale and transfer, the Retention Holder made customary representations, warranties and covenants to the Issuer.

The Notes have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities or “blue sky” laws and may not be offered or sold in the United States absent registration with the SEC or an applicable exemption from registration.

The Adviser serves as collateral manager to Issuer under a collateral management agreement and is entitled to receive fees for providing the services; however, the Adviser has waived its right to receive such fees but may rescind such waiver at any time.

Short-Term Debt

In order to finance certain investment transactions, the Company may, from time to time, enter into financing agreements, whereby the Company transfers to a third party an investment that it holds in exchange for cash for a period of time, generally not to exceed 180-days from the date it was transferred (each a “Short Term Financing Transaction”). At the expiration of the agreement, the Company returns the cash and interest to the third party and receives the original investment transferred.

As of December 31, 2025 and 2024 the Company did not have borrowings under Short-Term Financing Transactions.

Total debt consisted of the following as of December 31, 2025:

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

	As of December 31, 2025
(Amounts in thousands)	Maximum Principal Amount Committed	Principal Amount Outstanding	Principal Amount Available(1)	Carrying Value(2)	Assets Pledged as Collateral(3)	Fair Value	Fair Value Hierarchy
ASPV Credit Facility	$500,000	$272,600	$59,321	$272,600	$494,373	$272,600	Level 3
MSPV Credit Facility	500,000	386,400	57,296	386,400	684,938	386,400	Level 3
Truist Credit Facility	975,000	256,500	661,179	256,500	2,550,658	256,500	Level 3
Series A Tranche A Notes	90,000	90,000	—	90,406	—	90,965	Level 3
Series A Tranche B Notes	150,000	150,000	—	151,856	—	153,212	Level 3
Series B Tranche A Notes	85,000	85,000	—	86,045	—	84,981	Level 3
Series B Tranche B Notes	25,000	25,000	—	25,000	—	24,999	Level 3
Series B Tranche C Notes	290,000	290,000	—	293,911	—	289,100	Level 3
Series C Tranche A Notes	$25,000	25,000	—	$25,178	—	25,190	Level 3
Series C Tranche B Notes	$75,000	75,000	—	$75,092	—	75,786	Level 3
CLO Transaction	369,000	369,000	—	369,000	444,085	369,000	Level 3
Total	$3,084,000	$2,024,500	$777,796	$2,031,988	$4,174,054	$2,028,733
(1)The amount available reflects any limitations related to the facilities borrowing bases.
(2)Carrying value is inclusive of adjustments for the change in fair value of the effective hedge relationship, if applicable.
(3)Fair market value of the assets held as collateral in the respective credit facility.

Total debt consisted of the following as of December 31, 2024:

	As of December 31, 2024
(Amounts in thousands)	Maximum Principal Amount Committed	Principal Amount Outstanding	Principal Amount Available(1)	Carrying Value	Assets Pledged as Collateral(2)
ASPV Credit Facility	$500,000	$251,300	$69,062	$251,300	$493,142
MSPV Credit Facility	500,000	191,400	101,922	191,400	505,122
Truist Credit Facility	975,000	299,600	546,860	299,600	1,639,675
Series A Tranche A Notes	90,000	90,000	—	89,732	—
Series A Tranche B Notes	150,000	150,000	—	148,799	—
Series B Tranche A Notes	85,000	85,000	—	84,330	—
Series B Tranche B Notes	25,000	25,000	—	25,000	—
Series B Tranche C Notes	290,000	290,000	—	286,838	—
CLO Transaction	369,000	369,000	—	369,000	442,629
Total	$2,984,000	$1,751,300	$717,844	$1,745,999	$3,080,569
(1)The amount available reflects any limitations related to the facilities borrowing bases.
(2)Fair market value of the assets held as collateral in the respective credit facility.
The carrying values of borrowings outstanding under the debt facilities approximated fair value as of December 31, 2024.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
Average debt outstanding and weighted average interest rates of outstanding debt for the year ended December 31, 2025 were as follows:

	Year Ended December 31, 2025
	Weighted Average Interest Rate	Average Debt Outstanding (in thousands)
ASPV Credit Facility	6.66%	$285,256
MSPV Credit Facility	6.50%	$354,350
Truist Credit Facility	6.44%	$86,778
Series A Tranche A Notes	7.69%	$90,000
Series A Tranche B Notes	7.78%	$150,000
Series B Tranche A Notes	6.42%	$85,000
Series B Tranche B Notes	7.55%	$25,000
Series B Tranche C Notes	6.52%	$290,000
Series C Tranche A Notes	6.05%	$12,671
Series C Tranche B Notes	6.40%	$38,014
CLO Transaction	6.54%	$369,000
Total Weighted Average	6.71%	$1,786,069

Average debt outstanding and weighted average interest rates of outstanding debt for the year ended December 31, 2024 were as follows:

	Year Ended December 31, 2024
	Weighted Average Interest Rate	Average Debt Outstanding (in thousands)
ASPV Credit Facility	7.79%	$222,353
MSPV Credit Facility	7.55%	$246,270
Truist Credit Facility	7.42%	$159,134
Series A Tranche A Notes	7.69%	$70,820
Series A Tranche B Notes	7.78%	$118,033
Series B Tranche A Notes	6.42%	$18,115
Series B Tranche B Notes	8.10%	$5,328
Series B Tranche C Notes	6.52%	$39,344
CLO Transaction	7.57%	$217,770
Total Weighted Average	7.56%	$1,097,167

As of December 31, 2025 and December 31, 2024, the Company and its subsidiaries were in compliance with all financial covenants and other requirements of each the credit facilities, notes and the CLO Transaction.
Note 6.  Agreements and Related Party Transactions
Administration Agreement
On October 25, 2022, the Company entered into an administration agreement (the “Original Administration Agreement”) with AGTB Fund Manager, LLC (the “Administrator”). Under the terms of the Original Administration Agreement, the Administrator performs, or oversees the performance of, required administrative services, which include providing office space, equipment and office services, maintaining financial records, preparing reports to shareholders and reports filed with

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
the SEC, and managing the payment of expenses and the performance of administrative and professional services rendered by others.

On September 6, 2023, the Company entered into an amended and restated administration agreement (the “Administration Agreement”) with the Administrator. The Administration Agreement amended and restated the Original Administration Agreement in response to comments issued by certain state securities regulators in connection with their review of the Company’s continuous offering of Common Shares. The terms and conditions of the Administration Agreement are unchanged from those of the Original Administration Agreement, under which the Administrator has provided administrative services to the Company since its inception, except to (i) remove overhead expenses (including rent, office equipment and utilities) from the description of costs and expenses of the Administrator that are to be borne by the Company and (ii) clarify certain types of costs and expenses related to the Company’s operations, administration and transactions that are to be borne by the Company.
The Company reimburses the Administrator for services performed for it pursuant to the terms of the Administration Agreement. In addition, pursuant to the terms of the Administration Agreement, the Administrator may delegate its obligations under the Administration Agreement to an affiliate or to a third party and the Company will reimburse the Administrator for any services performed for it by such affiliate or third party.
Unless earlier terminated as described below, the Administration Agreement will remain in effect until September 6, 2026 and from year to year thereafter if approved annually by the vote of the Board of Trustees and the vote of a majority of the Company’s independent trustees (the “Independent Trustees”). The Administration Agreement may be terminated by either party without penalty upon not less than 60 days’ written notice to the other.
No person who is an officer, trustee, or employee of the Administrator or its affiliates and who serves as a trustee of the Company receives any compensation from the Company for his or her services as a trustee. However, the Company reimburses the Administrator (or its affiliates) for an allocable portion of the compensation paid by the Administrator or its affiliates to the Company’s officers who provide operational and administrative services, as well as their respective staffs and other professionals who provide services to the Company, who assist with the preparation, coordination and administration of the foregoing or provide other “back office” or “middle office”, financial or operational services to the Company (based on the percentage of time those individuals devote, on an estimated basis, to the business and affairs of the Company). Trustees who are not affiliated with the Administrator receive compensation for their services and reimbursement of expenses incurred to attend meetings.

For the year ended December 31, 2025, the Administrator charged approximately $1.4 million for certain costs and expenses allocable to the Company under the terms of the Administration Agreement. For the year ended December 31, 2024, the Administrator charged approximately $1.5 million for certain costs and expenses allocable to the Company under the terms of the Administration Agreement. For the year ended December 31, 2023, the Administrator charged approximately $1.8 million for certain costs and expenses allocable to the Company under the terms of the Administration Agreement.

Investment Management Agreement
On October 25, 2022, the Company entered into an investment management agreement (the “Original Investment Management Agreement”) with the Adviser. Under the terms of the Original Investment Management Agreement, the Adviser is responsible for originating prospective investments, conducting research and due diligence investigations on potential investments, analyzing investment opportunities, negotiating and structuring the Company’s investments and monitoring the Company’s investments and portfolio companies on an ongoing basis.
On September 6, 2023, the Company entered into an amended and restated investment management agreement (the “Prior Investment Management Agreement”) with its Adviser, in response to comments issued by certain state securities regulators in connection with their review of the Company’s continuous offering of Common Shares. The terms of the Prior Investment Management Agreement were unchanged from those of the Original Investment Management Agreement, except to (i) remove conditional language that sunsets certain provisions if the Company’s securities become “covered securities,” as defined in Section 18 of the Securities Act of 1933, as amended; (ii) remove overhead expenses (including rent, office equipment and utilities) from the costs and expenses of the Administrator that are to be borne by the Company; (iii) clarify certain types of costs and expenses related to the Company’s operations, administration and transactions that are

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
to be borne by the Company; and (iv) clarify the Adviser’s indemnification standard is consistent with the NASAA Omnibus Guidelines.
In connection with the TPG Transaction closing on November 1, 2023, the Company entered into an amended and restated investment management agreement (the “Investment Management Agreement”) with its Adviser. Under applicable law, the TPG Transaction resulted in an assignment and automatic termination of the Prior Investment Management Agreement. The Investment Management Agreement became effective upon the closing of the TPG Transaction and the terms of the Investment Management Agreement are identical to the Prior Investment Management Agreement. On September 26, 2023, the Company’s shareholders approved the Investment Management Agreement.
Unless earlier terminated as described below, the Investment Management Agreement remains in effect until November 1, 2026 and from year to year thereafter if approved annually by the vote of the Board of Trustees of the Company or by the vote of a majority of the outstanding voting securities of the Company, and the vote of a majority of the Company’s Independent Trustees. The Investment Management Agreement will automatically terminate in the event of assignment. The Investment Management Agreement may be terminated by (1) the Company without penalty on 60 days’ written notice, (2) by the vote of a majority of the outstanding voting securities of the Company or by the vote of the Company’s trustees, or (3) the Adviser on 120 days’ written notice.
From time to time, the Adviser may pay amounts owed by the Company to third-party providers of goods or services, including the Board, and the Company will subsequently reimburse the Adviser for such amounts paid on its behalf. Amounts payable to the Adviser are settled in the normal course of business without formal payment terms.
The Investment Management Agreement also provides that the Company reimburses the Adviser for certain organizational costs incurred prior to the commencement of the Company’s operations, and for certain offering costs.

As of December 31, 2025 and December 31, 2024, the Company has approximately $4.0 million and $3.1 million, respectively, payable to the Adviser for organizational, offering and operating costs, which is included in “accrued expenses and other liabilities payable to affiliate” and “due to affiliate” on the statements of assets and liabilities.
Under the terms of the Investment Management Agreement, the Company will pay the Adviser a base management fee and may also pay to it certain incentive fees. The cost of both the base management fee and the incentive fee will ultimately be borne by the Company’s shareholders.
The base management fee is calculated at an annual rate of 1.25% of the Company’s net assets. For services rendered under the Investment Management Agreement, the base management fee is payable monthly in arrears. The base management fee is calculated based on the Company’s net assets at the first business day of the applicable month.
For the year ended December 31, 2025, the Company accrued approximately $23.7 million of base management fees payable to the Adviser. For the year ended December 31, 2024, the Company accrued approximately $14.8 million of base management fees payable to the Adviser. For the year ended December 31, 2023, the Company accrued approximately $7.7 million of base management fees payable to the Adviser. As of December 31, 2025 and December 31, 2024, base management fees payable by the Company to the Adviser were approximately $6.9 million and $4.6 million, respectively.
Pursuant to the Investment Management Agreement, the Adviser is entitled to an incentive fee (“Incentive Fee”), which consists of two components; an incentive fee based on income and an incentive fee based on capital gains.
The portion based on the Company’s income is based on Pre-Incentive Fee Net Investment Income Returns. “Pre-Incentive Fee Net Investment Income Returns” means, as the context requires, either the dollar value of, or percentage rate of return on the value of the Company’s net assets at the end of the immediate preceding quarter from, interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence and consulting fees or other fees that the Company receives from portfolio companies) accrued during the calendar quarter, minus the Company’s operating expenses accrued for the quarter (including the management fee, expenses payable under the Administration Agreement entered into between the Company and the Administrator, and any interest expense or fees on any credit facilities or outstanding debt and dividends paid on any issued and outstanding preferred shares, but excluding the incentive fee and any shareholder servicing and/or distribution fees).

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
Pre-Incentive Fee Net Investment Income Returns include, in the case of investments with a deferred interest feature (such as original issue discount (“OID”), debt instruments with payment-in-kind (“PIK”) interest and zero coupon securities), accrued income that the Company has not yet received in cash. Pre-Incentive Fee Net Investment Income Returns do not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. The impact of expense support payments and recoupments are also excluded from Pre-Incentive Fee Net Investment Income Returns.
Pre-Incentive Fee Net Investment Income Returns, expressed as a rate of return on the value of the Company’s net assets at the end of the immediate preceding quarter, is compared to a “hurdle rate” of return of 1.25% per quarter (5.0% annualized).
The Company will pay the Adviser an incentive fee quarterly in arrears with respect to the Company’s Pre-Incentive Fee Net Investment Income Returns in each calendar quarter as follows:
•No incentive fee based on Pre-Incentive Fee Net Investment Income Returns in any calendar quarter in which the Company’s Pre-Incentive Fee Net Investment Income Returns do not exceed the hurdle rate of 1.25% per quarter (5.0% annualized) (the “hurdle rate” or “Hurdle”);
•100% of the dollar amount of the Company’s Pre-Incentive Fee Net Investment Income Returns with respect to that portion of such Pre-Incentive Fee Net Investment Income Returns, if any, that exceeds the Hurdle but is less than a rate of return of 1.43% (5.72% annualized). The Company refers to this portion of its Pre-Incentive Fee Net Investment Income Returns (which exceeds the hurdle rate but is less than 1.43%) as the “catch-up.” The “catch-up” is meant to provide the Adviser with approximately 12.5% of the Company’s Pre-Incentive Fee Net Investment Income Returns as if a hurdle rate did not apply if this net investment income exceeds 1.43% in any calendar quarter; and 12.5% of the dollar amount of the Company’s Pre-Incentive Fee Net Investment Income Returns, if any, that exceed a rate of return of 1.43% (5.72% annualized). This reflects that once the Hurdle is reached and the catch-up is achieved, 12.5% of all Pre-Incentive Fee Net Investment Income Returns thereafter are allocated to the Adviser.
These calculations are pro-rated for any period of less than three months and adjusted for any share issuances or repurchases during the relevant quarter.
The second component of the incentive fee, the capital gains incentive fee, is payable at the end of each calendar year in arrears. The amount payable equals 12.5% of cumulative realized capital gains from inception through the end of such calendar year, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid incentive fee on capital gains as calculated in accordance with GAAP. The Company will accrue, but will not pay, a capital gains incentive fee with respect to unrealized appreciation because a capital gains incentive fee would be owed to the Adviser if the Company were to sell the relevant investment and realize a capital gain.
For the year ended December 31, 2025, the Company accrued approximately $28.0 million of income incentive fees. For the year ended December 31, 2024, the Company accrued approximately $19.4 million of income incentive fees. For the year ended December 31, 2023, the Company accrued approximately $8.6 million of income incentive fees. As of December 31, 2025 and December 31, 2024, the Company had approximately $7.8 million and $5.5 million, respectively, of income incentive fees payable.

As of December 31, 2025, the Company had no accrued capital gains incentive fees, of which none were paid or payable to the Adviser, representing no change in accrued capital gains incentive fees. As of December 31, 2024, the Company had no accrued capital gains incentive fees, of which none were paid or payable to the Adviser, representing a reversal of $496,000 accrued capital gains incentive fees since December 31, 2023.

Shareholder Servicing and/or Distribution Fees — Class S and Class D

On March 1, 2023, the Company entered into an Intermediary Manager Agreement with Foreside Financial Services, LLC, as its “Intermediary Manager” and principal underwriter in connection with the offering of the shares of the Company.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
The Intermediary Manager is a broker-dealer registered with the SEC is a member of the Financial Industry Regulatory Authority (“FINRA”).

The following table shows the shareholder servicing and/or distribution fees we pay the Intermediary Manager under the Intermediary Manager Agreement with respect to the Class S, Class D and Class I shares on an annualized basis as a percentage of our NAV for such class. The shareholder servicing and/or distribution fees will be paid monthly in arrears, calculated using the NAV of the applicable class as of the beginning of the first calendar day of the month.

Shareholder Servicing and/or Distribution Fee as a% of NAV
Class S shares	0.85%
Class D shares	0.25%
Class I shares	—%

Subject to FINRA and other limitations on underwriting compensation, we will pay a shareholder servicing and/or distribution fee equal to 0.85% per annum of the aggregate NAV for the Class S shares and a shareholder servicing and/or distribution fee equal to 0.25% per annum of the aggregate NAV for the Class D shares, in each case, payable monthly.

The Adviser voluntarily agreed to pay up to 0.6% of the shareholder servicing and/or distribution fee on Class S shares sold for the one-year period beginning October 1, 2023 and ending October 1, 2024. The Adviser has voluntarily agreed to pay up to 0.25% of the shareholder servicing and/or distribution fee on Class S shares sold for the period between October 1, 2024 through September 30, 2025. The Adviser has voluntarily agreed to pay up to 0.25% of the shareholder servicing and/or distribution fee on Class D shares sold in the Company’s continuous offering of Common Shares for the period between December 1, 2024 and September 30, 2025.
The shareholder servicing and/or distribution fees will be paid monthly in arrears. The shareholder servicing and/or distribution fees are similar to sales commissions. The distribution and servicing expenses borne by the participating brokers may be different from and substantially less than the amount of shareholder servicing and/ or distribution fees charged. The Intermediary Manager will reallow (pay) all or a portion of the shareholder servicing and/or distribution fees to participating brokers and servicing brokers for ongoing shareholder services performed by such brokers, and, at the request of the Fund, will waive shareholder servicing and/or distribution fees to the extent a broker is not eligible to receive it for failure to provide such services. Because the shareholder servicing and/or distribution fees with respect to Class S shares and Class D shares are calculated based on the aggregate NAV for all of the outstanding shares of each such class, it reduces the NAV with respect to all shares of each such class, including shares issued under our DRIP. The distribution and servicing plan adopted in compliance with Rule 12b-1 is a compensation plan, which means that the Intermediary Manager is compensated regardless of its expenses, as opposed to a reimbursement plan which reimburses only for expenses incurred. The Intermediary Manager does not retain any shareholder servicing and/or distribution fees for profit. All shareholder servicing and/or distribution fees are held in a retention account by the Intermediary Manager to pay for and/or reimburse the Adviser for distribution-related expenditures.

Eligibility to receive the shareholder servicing and/or distribution fee is conditioned on a broker providing the following ongoing services with respect to the Class S or Class D shares: assistance with recordkeeping, answering investor inquiries regarding us, including regarding distribution payments and reinvestments, helping investors understand their investments upon their request, and assistance with share repurchase requests. If the applicable broker is not eligible to receive the shareholder servicing and/or distribution fee due to failure to provide these services, the Intermediary Manager, at the request of the Fund, will waive the shareholder servicing and/or distribution fee that broker would have otherwise been eligible to receive. The shareholder servicing and/or distribution fees are ongoing fees that are not paid at the time of purchase.

For the year ended December 31, 2025, the Company accrued approximately $1.7 million and $6,000, of Class S and Class D shareholder servicing and distribution fees, respectively, of which $328,000 of Class S servicing fees were waived and less than $4,000 of Class D servicing fees were waived. For the year ended December 31, 2024, the Company accrued

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
approximately $560,000 and $3,000, of Class S and Class D shareholder servicing and distribution fees, respectively, of which $316,000 of Class S servicing fees were waived. For the year ended December 31, 2023, the Company accrued approximately $31,000 and less than $1,000 of Class S and Class D shareholder servicing and distribution fees, respectively, of which $22,000 of Class S servicing fees were waived.

Expense Support and Conditional Reimbursement Agreement

The Company entered into an expense support and conditional reimbursement agreement (the “Expense Support Agreement”) with the Adviser on October 25, 2022. The Adviser may elect to pay certain expenses (each, an “Expense Payment”), provided that no portion of the payment will be used to pay any interest or distributions and/or shareholder servicing fees of the Company. Any Expense Payment that the Adviser has committed to pay must be paid by the Adviser to the Company in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Company to the Adviser or its affiliates.

Following any calendar month in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Company’s shareholders based on distributions declared with respect to record dates occurring in such calendar month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Company shall pay such Excess Operating Funds, or a portion thereof, to the Adviser until such time as all Expense Payments made by the Adviser to the Company within three years prior to the last business day of such calendar month have been reimbursed. Any payments required to be made by the Company shall be referred to herein as a “Reimbursement Payment”. “Available Operating Funds” means the sum of (i) net investment company taxable income (including net short-term capital gains reduced by net long-term capital losses), (ii) net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

No Reimbursement Payment for any month will be made if: (1) the “Effective Rate of Distributions Per Share” (as defined below) declared by the Company at the time of such Reimbursement Payment is less than the Effective Rate of Distributions Per Share at the time the Expense Payment was made to which such Reimbursement Payment relates, or (2) the “Operating Expense Ratio” (as defined below) at the time of such Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relates. Pursuant to the Expense Support Agreement, “Effective Rate of Distributions Per Share” means the annualized rate (based on a 365 day year) of regular cash distributions per share exclusive of returns of capital, distribution rate reductions due to distribution and shareholder fees, and declared special dividends or special distributions, if any. The “Operating Expense Ratio” is calculated by dividing operating expenses, less organizational and offering expenses, base management and incentive fees owed to Adviser, and interest expense, by net assets.

The Company’s obligation to make a Reimbursement Payment shall automatically become a liability of the Company on the last business day of the applicable calendar month, except to the extent the Adviser has waived its right to receive such payment for the applicable month.

For the year ended December 31, 2025, December 31, 2024 and December 31, 2023, no such Expense Payments were made by the Adviser.
Affiliated Transactions
The Company may be prohibited under the 1940 Act from participating in certain transactions with its affiliates without prior approval of the Company’s Independent Trustees, and in some cases, the prior approval of the SEC. The Company intends to rely on exemptive relief that has been granted by the SEC to the Company, the Adviser, and TPG Angelo Gordon to permit the Company to co-invest with other funds managed by the Adviser or TPG Angelo Gordon, in a manner consistent with the Company’s investment objective, positions, policies, strategies and restrictions as well as regulatory requirements and other pertinent factors.
Pursuant to such exemptive relief, the Company is generally permitted to co-invest with certain of its affiliates if a “required majority” (as defined in Section 57(o) of the 1940 Act) of the Board of Trustees make certain conclusions in connection with a co-investment transaction, including that (1) the terms of the transaction, including the consideration to

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
be paid, are reasonable and fair to the Company and its shareholders and do not involve overreaching of the Company or its shareholders on the part of any person concerned, (2) the transaction is consistent with the interests of the Company’s shareholders and is consistent with its investment objective and strategies, and (3) the investment by its affiliates would not disadvantage the Company, and the Company’s participation would not be on a basis different from or less advantageous than that on which its affiliates are investing. In certain situations where co-investment with one or more funds managed by TPG Angelo Gordon is not permitted or appropriate, TPG Angelo Gordon will need to decide which funds will proceed with the investment. TPG Angelo Gordon will make these determinations based on its policies and procedures, which are designed to reasonably ensure that investment opportunities are allocated fairly and equitably among affiliated funds over time and in a manner that is consistent with applicable laws, rules and regulations.
Investment in Affiliated Funds
The Company holds equity investments through its interest in the affiliated funds, Twin Brook Equity Holdings, LLC and Twin Brook Segregated Equity Holdings, LLC. These were created to hold equity interests that are purchased alongside the underlying portfolio companies’ debt.

Fair value for the year ended December 31, 2025 and December 31, 2024 and transactions of the Company’s investments in affiliates were as follows:

	Investment in Affiliated Funds at Fair Value for the Year Ended December 31, 2025
(Amounts in thousands)	Fair Value as of January 1, 2025	Gross Additions	Gross Reductions	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Fair Value as of December 31, 2025	Dividend, Interest, PIK and Other Income
Non-controlled/affiliated investments
Twin Brook Equity Holdings, LLC	$80,638	$17,557	$(6,243)	$1,479	$10,224	$103,655	$610
Twin Brook Segregated Equity Holdings, LLC	16	—	—	—	(1)	15	—
Total non-controlled/affiliated investments	$80,654	$17,557	$(6,243)	$1,479	$10,223	$103,670	$610

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

	Investment in Affiliated Funds at Fair Value for the Year Ended December 31, 2024
(Amounts in thousands)	Fair Value as of January 1, 2024	Gross Additions	Gross Reductions	Net Realized Gain (Loss)	Net Change in Unrealized Appreciation (Depreciation)	Fair Value as of December 31, 2024	Dividend, Interest, PIK and Other Income
Non-controlled/affiliated investments
Twin Brook Equity Holdings, LLC	$54,697	$27,394	$(7,017)	$3,940	$1,624	$80,638	$—
Twin Brook Segregated Equity Holdings, LLC	17	—	—	—	(1)	16	—
Total non-controlled/affiliated investments	$54,714	$27,394	$(7,017)	$3,940	$1,623	$80,654	$—
Note 7.  Derivatives
The Company may enter into foreign currency forward contracts from time to time to help mitigate the impact that an adverse change in foreign exchange rates would have on the value of the Company’s investments denominated in foreign currencies.
In order to better define its contractual rights and to secure rights that will help the Company mitigate its counterparty risk, the Company may enter into an International Swaps and Derivatives Association, Inc. Master Agreement (“ISDA Master Agreement”) or a similar agreement with its derivative counterparties. An ISDA Master Agreement is a bilateral agreement between the Company and a counterparty that governs OTC derivatives, including foreign currency forward contracts, and typically contains, among other things, collateral posting terms and netting provisions in the event of a default and/or termination event. The provisions of the ISDA Master Agreement typically permit a single net payment in the event of a default (close-out netting) or similar event, including the bankruptcy or insolvency of the counterparty. The Company minimizes counterparty credit risk by only entering into agreements with counterparties that it believes to be of good standing and by monitoring the financial stability of those counterparties.
As of December 31, 2025, the Company’s monthly average USD notional exposure to derivatives was approximately $673.7 million. As of December 31, 2024, the Company’s monthly average USD notional exposure to derivatives was approximately $206.5 million.
The tables below present derivatives contracts as of December 31, 2025 and their respective classification on the consolidated statement of assets and liabilities:

Derivative Contracts/Hedged Items	Fair Value (Amounts in Thousands)	Statement of Assets and Liabilities Classification
Foreign currency forward contracts	(6)	Unrealized loss on derivative contracts
Interest rate swaps(1)	3,194	Unrealized gain on derivative contracts
Interest rate swaps(1)	(2,672)	Unrealized loss on derivative contracts
Interest rate options	352	Unrealized gain on derivative contracts
Hedged items(2)	7,488	Debt
(1) The interest rate swaps above are designated in a qualifying hedging relationship with unsecured borrowings.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
(2) The hedged items above represent the carrying value adjustment to unsecured borrowings in a designated hedging relationship as further described in the hedging note below.
The table below presents the impact to the consolidated statements of operations from derivative contracts that were not designated in a qualifying hedging relationship during the year ended December 31, 2025, December 31, 2024 and December 31, 2023:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Net change in unrealized gain (loss) on foreign currency forward contracts	$(52)	$90	$(44)
Net change in unrealized gain (loss) on interest rate swaps and options	(461)	(7,808)	—
Realized (loss) on foreign currency forward contracts	44	21	17
The Company has not applied counterparty netting or collateral netting; as such, the amounts of cash collateral received and posted are not offset against the derivative assets and derivative liabilities in the consolidated statements of assets and liabilities.
The following tables present the Company’s assets and liabilities related to derivatives by counterparty, net of amounts available for offset under a master netting arrangement and net of any collateral received or pledged by the Company for such assets and liabilities as of December 31, 2025.

(Amounts in thousands)	As of December 31, 2025
Assets	Derivative Assets Subject to Master Netting Agreement	Derivatives available for offset	Non-Cash Collateral Received	Cash Collateral Received	Net Amount of Derivative Assets
Morgan Stanley Capital Services, LLC	$3,060	$(463)	$—	$—	$2,597
MUFG Bank, Ltd.	129	(129)	—	—	—
Wells Fargo Bank, N.A.	68	(68)	—	—	—
Regions Bank	289	—	—	—	289
Total	$3,546	$(660)	$—	$—	$2,886

(Amounts in thousands)	As of December 31, 2025
Liabilities	Derivative Liabilities Subject to Master Netting Agreement	Derivatives available for offset	Non-Cash Collateral Received	Cash Collateral Pledged (1)	Net Amount of Derivative Liabilities
Morgan Stanley Capital Services, LLC	$(463)	$463	$—	$—	$—
MUFG Bank, Ltd.	(1,619)	129	—	1,490	—
Wells Fargo Bank, N.A.	(596)	68	—	528	—
Regions Bank	—	—	—	—	—
Total	$(2,678)	$660	$—	$2,018	$—
(1) Net amount of derivative assets represents the net amount due from the counterparty to the Company.
(2) The actual collateral pledged could be more than the amount shown due to over collateralization.
(3) Net amount of derivative liabilities represents the net amount due from the Company to the counterparty.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
Hedging
In connection with certain fixed rate unsecured notes issued by the Company, the Company has entered into fixed to floating interest rate swaps to more closely align the interest rates of such liabilities with the Company’s investment portfolio, which consists primarily of floating rate loans. For derivative instruments designated in qualifying hedge relationships, the change in fair value of the hedging instrument are recorded as interest expense and in the consolidated statements of operations.
The table below presents the impact to the consolidated statements of operations from derivative assets and liabilities designated in a qualifying hedge accounting relationship for the year ended December 31, 2025, December 31, 2024 and December 31, 2023:

(Amounts in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023	Financial Statement Location
Interest rate swaps	$(14,361)	$(5,218)	$—	Interest expense
Hedged items	$12,789	$5,301	$—	Interest expense
The table below presents the carrying value of unsecured borrowings as of December 31, 2025 that are designated in a qualifying hedging relationship and the related cumulative hedging adjustment (increase/(decrease)) from current and prior hedging relationships included in such carrying values:

Description	Pricipal Amount (Amounts in thousands)	Carrying Value (Amounts in thousands)	Cumulative Hedging Adjustments (Amounts in thousands)
Series A, Tranche A Notes	$90,000	$90,406	406
Series A, Tranche B Notes	150,000	151,856	1,856
Series B, Tranche A Notes	85,000	86,045	1,045
Series B, Tranche C Notes	290,000	293,911	3,911
Series C, Tranche A Notes	25,000	25,178	178
Series C, Tranche B Notes	75,000	75,092	92
Total	$715,000	$722,488	7,488
The table below presents the carrying value of unsecured borrowings as of December 31, 2024 that are designated in a qualifying hedging relationship and the related cumulative hedging adjustment (increase/(decrease)) from current and prior hedging relationships included in such carrying values:

Description	Principal Amount (Amounts in thousands)	Carrying Value (Amounts in thousands)	Cumulative Hedging Adjustments (Amounts in thousands)
Series A, Tranche A Notes	$90,000	$89,732	$(268)
Series A, Tranche B Notes	150,000	148,799	(1,201)
Series B, Tranche A Notes	85,000	84,330	(670)
Series B, Tranche C Notes	290,000	286,838	(3,162)
Total	$615,000	$609,699	$(5,301)

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
Note 8.  Commitments and Contingencies
Commitments
The Company’s investment portfolio contains debt investments that are in the form of revolving lines of credit and unfunded delayed draw commitments, which require the Company to provide funding when requested by portfolio companies in accordance with the terms of the underlying loan agreements.
Unfunded portfolio company commitments and funded debt investments are presented on the consolidated schedule of investments and are fair valued. Unrealized appreciation or depreciation, if any, is included in the consolidated statements of assets and liabilities and consolidated statements of operations.
As of December 31, 2025 and December 31, 2024, the Company had the following outstanding commitments to fund investments in current portfolio companies:

Portfolio Company	December 31, 2025	December 31, 2024
First lien senior secured debt	(Amounts in thousands)	(Amounts in thousands)
3BC Matrix Acquisition, LLC	$1,564	$—
50Floor, LLC	106	146
626 Holdings Equity, LLC	—	39
A. P. Nonweiler Co. Inc.	1,523	—
A.P.A Industries, LLC	1,979	1,523
Abrasive Technology Intermediate, LLC	138	104
ACES Intermediate, LLC	7,114	7,114
ADC Purchaser Inc	6,013	—
Advanced Lighting Acquisition, LLC	1,215	324
ADVI Health, LLC	1,062	1,062
Advocate RCM Acquisition Corp	2,902	2,902
AEP Passion Intermediate Holdings, Inc.	32	14
AFC Industries, Inc.	14,262	10,258
Affinitiv, Inc.	186	186
Agility Intermediate, Inc.	27	53
AHR Intermediate, Inc	16,679	13,790
AirPro Diagnostics, LLC	4,332	—
AKS Engineering and Forestry, LLC	2,890	—
Alcresta Buyer, Inc	39,224	16,797
Aligned Dental Management Services, LLC	3,997	—
Alliance Environmental Group, LLC	19	—
ALM Media, LLC	—	2,068
AlphaCoin LLC	7,119	7,537
Altamira Material Solutions, LP	—	11
AM Buyer, LLC	851	32
AMCP SAMGI Intermediate, Inc	16,368	—
AMCP Treatment Intermediate, LLC	9,653	—
American Family Care, LLC	17,337	5,756
Ansira Partners II, LLC	6,142	—
Answer Acquisition, LLC	531	759
Aptitude Health Holdings, LLC	223	227

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Portfolio Company	December 31, 2025	December 31, 2024
Aquatic Sales Solutions, LLC	58	70
ARC Health OPCO, LLC	13,138	—
ASC Ortho Management, LLC	7	17
Ascend Plastic Surgery Partners MSO LLC	19,880	24,879
Ascent Lifting, Inc.	2,500	2,500
ASP Global Acquisition, LLC	6,595	9,872
AvCarb, LLC	—	32
AWI Group, LLC	2,918	7,553
Baker Manufacturing Company, LLC	2,898	2,898
Banner Buyer, LLC	259	296
Barkley, LLC	2,300	2,300
BBG Intermediate Holdings, Inc.	4	4
BCI Burke Holding Corp.	9,036	9,036
Beacon Oral Specialists Management LLC	14,407	188
Beghou Consulting, LLC	2,290	1,136
Behavior Frontiers, LLC	—	1,344
Best Version Media Acquisition, LLC	2,897	3,976
Bestop, Inc	12,499	12,615
BPCP EE Intermedco LLC	2,244	3,387
BPCP NSA Intermedco, Inc	14,883	13,497
BPCP WLF Intermedco LLC	9,170	16,844
Brightview, LLC	10	—
BSC ASI BUYER, LLC	3,661	3,661
BSC Top Shelf Blocker LLC	2,256	2,256
Bulk Lift International, LLC	1,543	1,801
Canadian Orthodontic Partners Corp	29	30
CAP KSI Holdings LLC	4,287	5,835
Capital Construction, LLC	9,173	—
Capstone Mechanical LLC	7,563	—
CARDS Acquisition, Inc	—	27,012
Certified Collision Group Acquisition Corp	—	19
Champion Motorsports Group, LLC	—	56
Change Academy at Lake of the Ozarks, LLC	2,870	—
CHS Holdco, LLC	12,775	—
CL Services Acquisition, LLC	27,625	11,529
CNS Purchaser, LLC	15,271	14,280
Community Care Partners, LLC	—	23
Compass Restoration Intermediary Holdings, LLC	2,961	—
Copperweld Group, Inc.	—	200
Cosmetic Solutions, LLC	—	252
CPS Power Buyer, LLC	7,303	3,079
CR Services Intermediate, LLC	11	94
Creative Outdoor Holding Inc	12,909	—
CSL Intermediate Acquisition LLC	4,819	2,553
Custom Agronomics Holdings, LLC	2,232	786

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Portfolio Company	December 31, 2025	December 31, 2024
DASCO HME, LLC	7,891	—
Datum Acquisition, LLC	2,146	1,312
DealerOn Inc.	314	314
DemandTec, LLC	4,984	—
Dermatology Medical Partners OpCo, LLC	9	9
Diamondback Buyer, LLC	75	2,713
DNS IMI Acquisition Corp	56	38
Double E Company, LLC	1,382	265
Duggal Acquisition, LLC	12,543	11,079
Dykstra's Auto, LLC	23,732	88
Dynamic Campus Acquisition, Inc.	13,264	—
Eastern Communications Solutions, Inc.	3,240	3,240
Edko Acquisition, LLC	—	26
EH Management Company, LLC	2,505	38
ELMC RX Solutions, LLC	5,112	—
Empire Equipment Company, LLC	—	251
Endodontic Practice Partners, LLC	12,123	11,438
E-Phoenix Acquisition Co. Inc.	2,984	53
Esquire Deposition Solutions, LLC	7,666	7,666
Ever Fresh Fruit Company, LLC	1,380	3,893
Exclusive Concepts, LLC	3,343	4,833
Fastlap, LLC	338	14,806
First Steps Recovery Acquisition, LLC	22,409	—
Formulated Buyer, LLC	76	2
Franchise Fastlane, LLC	15	15
FreshAddress, LLC	30	30
FYZICAL Buyer, LLC	1,107	1,653
Genius Bidco LLC	7,755	8,231
Geriatric Medical and Surgical Supply, LLC	300	300
Gifthealth, Inc.	10,835	—
GM Services Buyer, LLC	9,997	—
Gold Medal Holdings, Inc.	2,668	3,986
Golden Bear PT Partners, LLC	17	11
GPSTrackit Holdings, LLC	2,067	4,429
Green Monster Acquisition, LLC	23	—
GS XX Corporation	2,381	2,381
Guardian Dentistry Practice Management, LLC	3,351	4,188
H2 Holdco, Inc.	13,098	16,664
Harley Exteriors Acquisition, LLC	2,423	5,251
Health and Wellness Partners LLC	8,288	—
HEC Purchaser Corp.	8,250	7,843
Helpware, Inc.	1,754	2,531
Highland Acquisition, Inc.	1,771	1,771
HLSG Intermediate, LLC	2,496	16
Home Brands Group Holdings, Inc.	48	48

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Portfolio Company	December 31, 2025	December 31, 2024
HTI Intermediate, LLC	2,070	3,770
Hultec Buyer, LLC	705	3,288
Hydromax USA, LLC	1,435	182
Icelandirect, LLC	3,189	6
Icreon Holdings, LLC	1,071	1,071
IMA Group Management Company, LLC	4,105	192
Infolinks Media Buyco, LLC	11	38
Innovate 32 Services, LLC	22,209	—
Innovative Discovery Acquisition, LLC	10,677	—
Innovative FlexPak, LLC	230	232
Inreach Intermediate Holdings II, LLC	6,733	—
IPC Pain Acquisition, LLC	1,140	1,140
Ironhorse Purchaser, LLC	5,813	3,924
ISPN Intermediate, LLC	—	718
ISSA, LLC	92	131
Jacent Strategic Merchandising, LLC	1,330	—
Johns Byrne LLC	1,460	4,039
Juniper Landscaping Holdings LLC	8,360	1,630
K-1 Packaging Group, LLC.	5,483	6,579
Kaizen Auto Care, LLC	6	117
Keystone Partners, LLC	2,753	3,691
Kittyhawk, Inc	3,571	3,571
Kravet Design LLC	4,349	4,349
Kwalu, LLC	3,374	4,049
L&J Holding Company LLC	8,490	12,027
Lakeshirts LLC	16,435	18,474
Lawn Care Holdings Purchaser, Inc	6,696	13,262
Lehman Pipe Buyer, LLC	8,057	5,309
Leonard Group, Inc.	—	156
Livefront, LLC	6,730	—
Load One Purchaser Corporation	3,344	3,201
MacKenzie Childs Acquisition, Inc.	3,374	3,374
MacNeill Pride Group Corp.	287	215
Mad Rose Company, LLC	253	342
Main Street Gourmet, LLC	—	38
Mattco Forge, Inc.	1,230	4,307
MediaMint Inc	2,128	—
Medical Technology Associates, LLC	1,550	1,966
Merge USA, Inc	2,515	—
MetaSource, LLC	38	52
Milestone Technologies, Inc	5,513	—
Millennia Patient Services, LLC	80	53
Montway LLC	—	150
MRC Keeler Acquisition, LLC	150	150
MS Pain, LLC	6,899	6,899

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Portfolio Company	December 31, 2025	December 31, 2024
MWEC Management, LLC	4,168	4,168
My Buyer, LLC	2,360	4,633
Nasco Healthcare Inc.	2,203	1,982
NEFCO Holding Company, LLC	4,753	8,248
Nelson Name Plate Company	56	90
Network Partners Acquisition, LLC	38	38
Nimlok Company, LLC	1,498	320
North & Warren, LLC	954	—
NTM Acquisition Corp	—	995
NutriScience Innovations, LLC	131	131
NWI Merger Sub, Inc	8,933	8,933
OneCare LTC, LLC	2,121	—
Optimized Marketing Acquisition, LLC	1,066	169
Outerbox, LLC	2,830	6,357
P and R Dental Strategies, LLC	14	19
P1 DENTAL MSO, LLC	3,468	—
Palmetto Technology Group, LLC	7,281	9,781
Peak Dental Services, LLC	66	—
Peak Investment Holdings, LLC	65	274
Peninsula MMGY Corporation	3,395	3,691
PharmaForceIQ INC.	2,093	2,093
PHGP MB Purchaser, Inc.	63	58
Pink Lily Holdings, LLC	15	31
Polaris Labs Acquisition, LLC	2,123	2,123
Polycorp Ltd	10,261	18,583
PPW Acquisition, LLC	26	9
PRA Acquisition, LLC	56	56
Precision Point Metrics, Inc	5,093	—
Premier Early Childhood Education Partners LLC	2,813	6,261
Premier Produce One, LLC	14,432	—
PRM Management Company, LLC	1,969	1,969
Purpose Home Health Acquisition, LLC	9,999	11,028
Qin's Buffalo, LLC	2,393	4,515
Quality Liaison Services of North America, Inc	912	1,629
Raneys, LLC	1,964	1,964
Rapid Fire Safety and Security, LLC	1,080	—
Redwood Buyer, LLC	9,499	—
Reliable Medical Supply LLC	—	7
Renovation Systems, LLC	1,331	3,309
Rental Equipment Investment Corp	5,225	—
Revival Animal Health, LLC	—	52
RKD Group, LLC	—	6,872
RMS Health Care Management, LLC	—	1,620
Rose Paving, LLC	3,431	7,943
RTP Acquisition, LLC	—	15

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Portfolio Company	December 31, 2025	December 31, 2024
Sage Dental Management, LLC	17,773	12,772
SAMGI Buyer, Inc.	—	138
SCP Cold Chain Packaging Buyer Corp	10,495	—
SCP ENT and Allergy Services, LLC	64	51
SCP OMS Services, LLC	8,754	—
SENS Intermediate Holdings LLC	6,132	—
Shasta Buyer, LLC	4,307	3,732
ShiftKey, LLC	110	110
Signature Dental Partners LLC	2,974	10,589
Signature MD, Inc	5,292	8,274
Silver Falls MSO, LLC	5,371	12
SimiTree Acquisition LLC	128	128
SIMKO Merger Sub, LLC	27	4,835
Sixarp, LLC	4,432	2,053
Southeast Primary Care Partners, LLC	733	150
Southern Orthodontic Partners Management, LLC	4,843	5,905
Southern Sports Medicine Partners, LLC	27	27
Spa Medicca, LLC	7,199	—
Spear Education Holdings, LLC	3,791	7,290
Spectrum Solutions, LLC	95	107
SPG Holdco, LLC	1,234	2,070
Star Dental Partners LLC	6,513	15,405
Starwest Botanicals Acquisition, LLC	4	87
Stax Holding Company, LLC	—	60
Steel City Wash, LLC	—	12
Storm Smart Buyer LLC	66	26
Sun Orchard, LLC	6,851	11,435
Superior Insurance Partners LLC	5,414	14,403
Superscapes Holdco, LLC	1,888	—
Surplus Solutions, LLC	3,626	6,080
TCG Services, LLC	9,280	—
Teel Plastics, LLC	3,909	324
The Channel Company, LLC	27	43
The Chempetitive Group, LLC	13,578	13,919
Therapy2000 Acquisition, LLC	6,888	—
Third Holdco, LLC	9,713	—
Trademark Global, LLC	18	18
Transitions Intermediate Holdings, LLC	2,784	1,765
Treat Planet Acquisition, LLC	2,422	1,965
Triad Technologies, LLC	332	332
TruBlue LLC	3,761	3,761
TruSource Foods LLC	3,425	—
TSR Concrete Coatings, LLC	19,088	537
U.S. Urology Partners, LLC	—	1,401
United Land Services Opco Parent, LLC	3,779	333

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Portfolio Company	December 31, 2025	December 31, 2024
Universal Pure, LLC	179	2,104
US Anchors Group Inc	6,043	3,275
US Foot and Ankle Specialists, LLC	2,699	2,699
USSC Holding Corp	3,409	7,177
Value Added Distributors, LLC	3,768	3,768
Vanguard Packaging, LLC	2,939	3,821
Varsity DuvaSawko Operating Corp.	3,045	3,459
Varsity Rejuvenate Partners, LLC	1,245	5,078
Vehicle Accessories, Inc.	—	877
VersiCare Management LLC	4,775	6,034
VetEvolve Holdings, LLC	15,217	8,821
Vintage Parts, Inc	1,564	—
VIT Nyckel Acquisition AB	2,719	—
Vital Geriatrics Group Buyer, Inc	2,408	—
Walker Sands, LLC	1,553	—
WCI Volt Purchaser, LLC	2,249	2,249
Western Veterinary Partners, LLC	4,599	20,872
Westminster Cracker Company, Inc.	1,303	1,380
White Label Communications,LLC	—	1,534
Wolf Gordon Inc	3,809	3,809
Woodson and Bozeman, LLC	9,026	—
WTWH Buyer, LLC	1,638	1,638
Yard-Nique, Inc	973	807
Zipline Logistics, LLC	405	574
Total unfunded portfolio company commitments	1,151,840	820,807
Other Commitments and Contingencies
From time to time, the Company may become a party to certain legal proceedings incidental to the normal course of business. As of December 31, 2025, management was not aware of any material pending or threatened litigation.
Note 9.  Net Assets
Equity Issuances
As of December 31, 2025 and December 31, 2024, the Company had 94,659,223 and 60,925,719 shares issued and outstanding with a par value of $0.001 per share.
The following tables summarize transactions in common shares for the year ended December 31, 2025, December 31, 2024 and December 31, 2023:

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

	Year Ended December 31, 2025
	Shares	Amount in Thousands
Class I:
Proceeds from shares sold	27,389,033	$691,367
Share transfers between classes	9,900	251
Distributions reinvested	1,769,526	44,913
Repurchased shares, net of early repurchase deduction	(2,759,070)	(69,554)
Net increase (decrease)	26,409,389	$666,977

	Year Ended December 31, 2025
	Shares	Amount in Thousands
Class S:
Proceeds from shares sold	6,952,639	$175,641
Share transfers between classes	(6,911)	(175)
Distributions reinvested	365,137	9,231
Repurchased shares, net of early repurchase deduction	(34,630)	(858)
Net increase (decrease)	7,276,235	$183,839

	Year Ended December 31, 2025
	Shares	Amount in Thousands
Class D:
Proceeds from shares sold	57,006	$1,347
Share transfers between classes	(2,989)	(76)
Distributions reinvested	2,940	73
Repurchased shares, net of early repurchase deduction	(8,700)	(220)
Net increase (decrease)	48,257	$1,124

	Year Ended December 31, 2024
	Shares	Amount in Thousands
Class I:
Proceeds from shares sold	25,899,530	$658,537
Share transfers between classes	106,986	2,723
Distributions reinvested	963,461	24,497
Repurchased shares, net of early repurchase reduction	(90,917)	(2,282)
Net increase (decrease)	26,879,060	$683,475

	Year Ended December 31, 2024
	Shares	Amount in Thousands
Class S:
Proceeds from shares sold	2,481,562	$63,094
Share transfers between classes	(91,641)	(2,333)
Distributions reinvested	158,631	4,033
Net increase (decrease)	2,548,552	$64,794

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

	Year Ended December 31, 2024
	Shares	Amount in Thousands
Class D:
Proceeds from shares sold	72,525	$1,842
Share transfers between classes	(15,344)	(390)
Distributions reinvested	2,498	66
Net increase (decrease)	59,679	$1,518

	Year Ended December 31, 2023
	Shares	Amount in Thousands
Class I:
Proceeds from shares sold	9,197,698	$236,709
Distributions reinvested	101,791	2,621
Net increase (decrease)	9,299,489	$239,330

	Year Ended December 31, 2023
	Shares	Amount in Thousands
Class S:
Proceeds from shares sold	1,179,452	$30,374
Distributions reinvested	1,758	45
Net increase (decrease)	1,181,210	$30,419

	Year Ended December 31, 2023
	Shares	Amount in Thousands
Class D:
Proceeds from shares sold	12,700	$327
Net increase (decrease)	12,700	$327

Dividends
The following tables reflect dividends declared for each share class for the year ended December 31, 2025.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Year Ended December 31, 2025
			Class I
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
January 28, 2025	January 31, 2025	February 26, 2025	$0.2300	$13,438
February 25, 2025	February 28, 2025	March 27, 2025	$0.2200	$13,365
March 28, 2025	March 31, 2025	April 28, 2025	$0.2200	$13,788
April 27, 2025	April 30, 2025	May 28, 2025	$0.2200	$14,121
May 28, 2025	May 31, 2025	June 26, 2025	$0.2200	$14,580
June 27, 2025	June 30, 2025	July 29, 2025	$0.2200	$14,969
July 28, 2025	July 31, 2025	August 29, 2025	$0.2200	$15,479
August 28, 2025	August 31, 2025	September 30, 2025	$0.2200	$16,136
September 27, 2025	September 30, 2025	October 31, 2025	$0.2200	$16,525
October 23, 2025	October 31, 2025	November 28, 2025	$0.2200	$16,854
November 26, 2025	November 30, 2025	December 31, 2025	$0.2100	$16,460
December 29, 2025	December 31, 2025	January 30, 2026	$0.2000	$16,933

Year Ended December 31, 2025
			Class S
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
January 28, 2025	January 31, 2025	February 26, 2025	$0.2171	$933
February 25, 2025	February 28, 2025	March 27, 2025	$0.2084	$969
March 28, 2025	March 31, 2025	April 28, 2025	$0.2071	$1,159
April 27, 2025	April 30, 2025	May 28, 2025	$0.2075	$1,307
May 28, 2025	May 31, 2025	June 26, 2025	$0.2071	$1,467
June 27, 2025	June 30, 2025	July 29, 2025	$0.2075	$1,563
July 28, 2025	July 31, 2025	August 29, 2025	$0.2071	$1,691
August 28, 2025	August 31, 2025	September 30, 2025	$0.2071	$1,843
September 27, 2025	September 30, 2025	October 31, 2025	$0.2075	$1,965
October 23, 2025	October 31, 2025	November 28, 2025	$0.2018	$2,020
November 26, 2025	November 30, 2025	December 31, 2025	$0.1924	$2,020
December 29, 2025	December 31, 2025	January 30, 2026	$0.1818	$2,003

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Year Ended December 31, 2025
			Class D
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
January 28, 2025	January 31, 2025	February 26, 2025	$0.2300	$16
February 25, 2025	February 28, 2025	March 27, 2025	$0.2200	$17
March 28, 2025	March 31, 2025	April 28, 2025	$0.2200	$17
April 27, 2025	April 30, 2025	May 28, 2025	$0.2200	$17
May 28, 2025	May 31, 2025	June 26, 2025	$0.2200	$19
June 27, 2025	June 30, 2025	July 29, 2025	$0.2200	$19
July 28, 2025	July 31, 2025	August 29, 2025	$0.2200	$21
August 28, 2025	August 31, 2025	September 30, 2025	$0.2200	$22
September 27, 2025	September 30, 2025	October 31, 2025	$0.2200	$23
October 23, 2025	October 31, 2025	November 28, 2025	$0.2147	$22
November 26, 2025	November 30, 2025	December 31, 2025	$0.2048	$22
December 29, 2025	December 31, 2025	January 30, 2026	$0.1947	$23

The following table reflects dividends declared on common shares for the year ended December 31, 2024 :

Year Ended December 31, 2024
			Class I
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
January 28, 2024	January 31, 2024	February 27, 2024	$0.2300	$7,355
February 26, 2024	February 29, 2024	March 27, 2024	$0.2300	$7,809
March 28, 2024	March 31, 2024	April 26, 2024	$0.2300	$9,064
April 27, 2024	April 30, 2024	May 29, 2024	$0.2300	$9,566
May 28, 2024	May 31, 2024	June 26, 2024	$0.2300	$9,937
June 27, 2024	June 30, 2024	July 29, 2024	$0.2300	$10,987
July 28, 2024	July 31, 2024	August 28, 2024	$0.2300	$11,247
August 28, 2024	August 31, 2024	September 26, 2024	$0.2400	$12,183
September 27, 2024	September 30, 2024	October 29, 2024	$0.2400	$12,615
October 28, 2024	October 31, 2024	November 26, 2024	0.2400	$12,899
November 27, 2024	November 30, 2024	December 27, 2024	0.2400	$13,373
December 28, 2024	December 31, 2024	January 29, 2025	0.2400	$13,710

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Year Ended December 31, 2024
			Class S
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
January 28, 2024	January 31, 2024	February 27, 2024	$0.2246	$329
February 26, 2024	February 29, 2024	March 27, 2024	$0.2250	$363
March 28, 2024	March 31, 2024	April 26, 2024	$0.2246	$410
April 27, 2024	April 30, 2024	May 29, 2024	$0.2248	$439
May 28, 2024	May 31, 2024	June 26, 2024	$0.2246	$531
June 27, 2024	June 30, 2024	July 29, 2024	$0.2248	$575
July 28, 2024	July 31, 2024	August 28, 2024	$0.2246	$603
August 28, 2024	August 31, 2024	September 26, 2024	$0.2346	$686
September 27, 2024	September 30, 2024	October 29, 2024	$0.2348	$724
October 28, 2024	October 31, 2024	November 26, 2024	$0.2271	$740
November 27, 2024	November 30, 2024	December 27, 2024	$0.2275	$801
December 28, 2024	December 31, 2024	January 29, 2025	$0.2271	$847

Year Ended December 31, 2024
			Class D
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
January 28, 2024	January 31, 2024	February 27, 2024	$0.2246	$3
February 26, 2024	February 29, 2024	March 27, 2024	$0.2250	$11
March 28, 2024	March 31, 2024	April 26, 2024	$0.2246	$12
April 27, 2024	April 30, 2024	May 29, 2024	$0.2248	$10
May 28, 2024	May 31, 2024	June 26, 2024	$0.2246	$10
June 27, 2024	June 30, 2024	July 29, 2024	$0.2248	$6
July 28, 2024	July 31, 2024	August 28, 2024	$0.2246	$7
August 28, 2024	August 31, 2024	September 26, 2024	$0.2346	$10
September 27, 2024	September 30, 2024	October 29, 2024	$0.2348	$11
October 28, 2024	October 31, 2024	November 26, 2024	$0.2346	$14
November 27, 2024	November 30, 2024	December 27, 2024	$0.2348	$17
December 28, 2024	December 31, 2024	January 29, 2025	$0.2400	$17
The following table reflects dividends declared on common shares for the year ended December 31, 2023:

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Year Ended December 31, 2023
			Class I
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
March 27, 2023	March 31, 2023	April 28, 2023	$0.1800	$3,825
April 26, 2023	April 28, 2023	May 31, 2023	$0.1800	$4,019
May 25, 2023	May 31, 2023	June 30, 2023	$0.1800	$4,103
June 27, 2023	June 30, 2023	July 28, 2023	$0.1800	$4,173
July 25, 2023	July 28, 2023	August 31, 2023	$0.1800	$4,234
August 28, 2023	August 31, 2023	September 30, 2023	$0.1900	$5,117
September 26, 2023	September 30, 2023	October 31, 2023	$0.2000	$5,473
October 28, 2023	October 31, 2023	November 30, 2023	$0.2200	$6,258
November 28, 2023	November 30, 2023	December 29, 2023	$0.2200	$6,538
December 15, 2023	December 29, 2023	January 31, 2024	$0.5700	$17,239

Year Ended December 31, 2023
			Class S
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
October 28, 2023	October 31, 2023	November 30, 2023	$0.2146	$4
November 28, 2023	November 30, 2023	December 29, 2023	$0.2147	$106
December 15, 2023	December 29, 2023	January 31, 2024	$0.5645	$667

Year Ended December 31, 2023
			Class D
Date Declared	Record Date	Payment Date	Dividend per Share	Amount in Thousands
December 15, 2023	December 29, 2023	January 31, 2024	$0.5645	$7

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan, pursuant to which it reinvests all cash dividends declared by the Board on behalf of its shareholders who do not elect to receive their dividends in cash. As a result, if the Board authorizes, and the Company declares, a cash dividend or other distribution, then shareholders who have not opted out of our Company’s distribution reinvestment plan will have their cash distributions automatically reinvested in additional shares as described below, rather than receiving the cash dividend or other distribution. Distributions on fractional shares will be credited to each participating shareholder’s account to three decimal places.

Share Repurchase Plan

The Company has implemented a share repurchase program under which, at the discretion of the Board, the Company may repurchase, in each quarter, up to 5% of the NAV of the Company’s Common Shares outstanding (either by number of shares or aggregate NAV) as of the close of the previous calendar quarter. For the avoidance of doubt, such target amount is assessed each calendar quarter. The Board may amend or suspend the share repurchase program at any time (including to offer to purchase fewer shares) if in its reasonable judgment it deems such action to be in the best interest of shareholders, such as when a repurchase offer would place an undue burden on the Company’s liquidity, adversely affect the Company’s operations or risk having an adverse impact on the Company that would outweigh the benefit of the repurchase offer. As a result, share repurchases may not be available each quarter, or may only be available in an amount less than 5% of our Common Shares outstanding.

The Company intends to conduct such repurchase offers in accordance with the requirements of Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, and the 1940 Act. All shares purchased pursuant to the terms of each tender offer will be retired and thereafter will be authorized and unissued shares.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Under the share repurchase plan, to the extent we offer to repurchase shares in any particular quarter, we expect to repurchase shares pursuant to tender offers on or around the last business day of that quarter (the “Repurchase Date”) using a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, except that shares that have not been outstanding for at least one year will be repurchased at 98% of such NAV (an “Early Repurchase Deduction”). The one-year holding period is measured as of the subscription closing date immediately following the prospective repurchase date. The Early Repurchase Deduction may be waived in the case of repurchase requests arising from the death, divorce or qualified disability of the holder. The Early Repurchase Deduction will be retained by the Company for the benefit of remaining shareholders.

The following table presents the share repurchases completed during the year ended December 31, 2025:

Tender Offer Expiration Date	Total Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased(1)	Price paid Per Share	Tender Offer Valuation Date	Amount Repurchased (all classes) (in thousands)(2)	Maximum number of shares that may yet be purchased under the repurchase plan(3)
January 29, 2025	259,680	0.4%	$25.30	December 31, 2024	$6,564	0
April 25, 2025	1,248,893	1.7%	$25.29	March 31, 2025	$31,530	0
July 28, 2025	249,741	0.3%	$25.31	June 30, 2025	$6,315	0
October 28, 2025	204,639	0.2%	$25.15	September 30, 2025	$5,108	0
December 12, 2025	839,446	0.9%	$25.19	December 31, 2025	$21,115	0

The following table presents the share repurchases completed during the year ended December 31, 2024:

Tender Offer Expiration Date	Total Number of Shares Repurchased (all classes)	Percentage of Outstanding Shares Repurchased(1)	Price paid Per Share	Tender Offer Valuation Date	Amount Repurchased (all classes) (in thousands)(2)	Maximum number of shares that may yet be purchased under the repurchase plan(3)
January 30, 2024	19,539	0.1%	$25.43	December 31, 2023	$487	0
April 25, 2024	—	—%	$25.40	March 31, 2024	$—	0
July 26, 2024	38,837	0.1%	$25.45	June 30, 2024	$969	0
October 28, 2024	32,540	0.1%	$25.47	September 30, 2024	$827	0

(1) Percentage is based on total shares as of the close of the previous calendar quarter.
(2) Amounts shown net of Early Repurchase Deduction.
(3) All repurchases were satisfied in full.

Character of Distributions
The Company may fund its cash distributions to shareholders from any source of funds available to the Company, including but not limited to offering proceeds, net investment income from operations, capital gains proceeds from the sale of assets, dividends or other distributions paid to it on account of preferred and common equity investments in portfolio companies and expense support from the Adviser, which is subject to recoupment.

During the year ended December 31, 2025, $198.1 million and $3.8 million of the dividends declared were derived from ordinary income and capital gains, respectively, as determined on a tax basis. All of the dividends declared for the year-

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
ended December 31, 2024 and December 31, 2023 were derived from ordinary income, as determined on a tax basis. Taxable income is an estimate and is not fully determined until the Company’s tax return is filed.
Note 10.  Merger with AG Twin Brook BDC, Inc.

On July 28, 2023, the Company completed its previously announced acquisition of AGTB via merger, with the Company continuing as the surviving company. As of the effective time, each share of AGTB’s common stock, par value $0.001 per share, outstanding immediately prior to the effective time was converted into the right to receive $20.00 per share in cash, without interest, subject to any applicable withholding taxes. The Company paid cash consideration in connection with the AGTB Transaction of approximately $193 million and had transaction costs of approximately $0.8 million. The Company acquired $186 million of investments at amortized cost and fair value, with $7 million in other assets net of other liabilities.

The AGTB Transaction was accounted for as an asset acquisition of AGTB by the Company in accordance with the asset acquisition method of accounting as detailed in ASC 805-50, Business Combinations-Related Issues, with the fair value of total consideration paid and transaction costs allocated to the assets acquired and liabilities assumed based on their relative fair values as of the date of the AGTB Transaction. Generally, under asset acquisition accounting, acquiring assets in groups not only requires ascertaining the cost of the asset (or net assets), but also allocating that cost to the individual assets (or individual assets and liabilities) that make up the group. The cost of the group of assets acquired in an asset acquisition is allocated to the individual assets acquired or liabilities assumed based on their relative fair values of net identifiable assets acquired other than certain “non-qualifying” assets (for example cash) and does not give rise to goodwill.

Immediately following the AGTB Transaction, the investments were marked to their respective fair values and, as a result, the purchase premium (transaction costs) allocated to the cost basis of the investments acquired was immediately recognized as unrealized depreciation in the Consolidated Statements of Operations. The purchase premium allocated to the loan investments acquired will amortize over the life of each respective loan as an offset to interest income with a corresponding adjustment recorded as unrealized appreciation on such loans acquired through their ultimate disposition. The purchase premium allocated to equity investments acquired will not amortize over the life of such investments through interest income and, assuming no subsequent change to the fair value of the equity investments acquired and disposition of such equity investments at fair value, the Company will recognize a realized loss with a corresponding reversal of the unrealized depreciation on disposition of such equity investments acquired.

The following table summarizes the allocation of the purchase price to the assets acquired and liabilities assumed as a result of the AGTB Transaction:

Amounts (in thousands)
Total purchase price:	$194,199

Assets acquired:
Investments, at fair value (amortized cost of $185,876)	186,264
Cash	15,567
Accrued interest receivable	2,396
Other assets(1)	2,164
Total assets acquired	206,391
Liabilities assumed:
Distribution payable	9,726
Other liabilities	3,216
Total liabilities assumed	12,942
Net assets acquired	$193,449
Total purchase premium (transaction costs)	$750

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
(1)Other assets include a $2 million waiver receivable from the Adviser for operating expenses.
Note 11.  Income Taxes
Taxable income generally differs from net increase (decrease) in net assets resulting from operations due to temporary and permanent differences in the recognition of income and expenses, and generally excludes net unrealized gains or losses, as unrealized gains or losses are generally not included in taxable income until they are realized.
The Company makes certain adjustments to the classification of net assets as a result of permanent book-to-tax differences, which include differences in the book and tax basis of certain assets and liabilities, and nondeductible federal taxes or expenses among other items. To the extent these differences are permanent, they are charged or credited to additional paid in capital or total distributable earnings (losses), as appropriate. There were $7.0 million, $(0.3) million, and $4.2 million of permanent differences primarily related to non-deductible offering costs and net income from wholly-owned subsidiary as of December 31, 2025, December 31, 2024, and December 31, 2023, respectively.

The following reconciles the increase (decrease) in net assets resulting from operations to taxable income for the years ended December 31, 2025, December 31, 2024 and December 31, 2023:

(Amounts in thousands)	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Net increase (decrease) in net assets resulting from operations	$193,544	$130,517	$61,643
Adjustments:
Net change in unrealized (gain)/loss from investments	1,971	1,748	(1,976)
Net change in unrealized (gain)/loss on interest rate swaps and options	461	7,808	—
Deferred organizational costs	(61)	(60)	423
Other nondeductible expenses	2,141	1,604	3,220
Capital loss carryforward	(4)	(7)	12
Net income from consolidated wholly-owned subsidiary	4,874	(1,925)	955
Taxable income(1)	$202,926	$139,685	$64,277
(1) Taxable income is an estimate and is not fully determined until the Company's tax return is filed.

The components of accumulated undistributed (over-distributed) earnings (losses) as calculated on a tax basis for the years ended December 31, 2025, December 31, 2024, and December 31, 2023 were:

(Amounts in thousands)	December 31, 2025	December 31, 2024	December 31, 2023
(Over)/Underdistributed ordinary income	$3,709	$2,821	$1,059
Distributable capital gains	212	—	—
Other temporary book/tax differences	(674)	(739)	(806)
Net unrealized appreciation (depreciation) on investments	80	2,052	3,800
Unrealized appreciation (depreciation) on interest rate swaps and options	(8,269)	(7,808)	—
Total accumulated undistributed (over-distributed) earnings	$(4,942)	$(3,674)	$4,053

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
The cost and unrealized gain (loss) of the Company’s investments, as calculated on a tax basis, as of December 31, 2025, December 31, 2024, and December 31, 2023 were as follows:

(Amounts in thousands)	December 31, 2025	December 31, 2024	December 31, 2023
Tax cost	$4,299,650	$3,158,625	$1,394,619
Gross unrealized appreciation	41,390	21,230	11,108
Gross unrealized depreciation	(41,310)	(19,178)	(7,308)
Net unrealized appreciation/(depreciation) on investments	$80	$2,052	$3,800

Under the Regulated Investment Company Modernization Act of 2010, net capital losses recognized by the Fund may get carried forward indefinitely and retain their character as short-term and/or long-term losses. Any such losses will be deemed to arise on the first day of the next taxable year. Such losses for the years ended December 31, 2025, December 31, 2024 and December 31, 2023 were as follows:

	Year Ended December 31, 2025	Year Ended December 31, 2024	Year Ended December 31, 2023
Short-term:	—	—	11,503
Long-term:	—	4,000	—

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
Note 12.  Financial Highlights
The following are financial highlights for a common share outstanding for the year ended December 31, 2025, December 31, 2024, December 31, 2023 and for the period from January 27, 2022 (Inception) to December 31, 2022.

(Amounts in thousands, except share and per share amounts)	Year Ended December 31, 2025
	Class I	Class S*	Class D*
Per share data:
Net asset value, beginning of period	$25.30	$25.30	$25.30
Net investment income (loss)(1)	2.51	2.33	2.50
Net realized and unrealized gain (loss)(2)	0.00	0.01	(0.01)
Total from operations	2.51	2.34	2.49
Dividends declared	(2.62)	(2.45)	(2.60)
Total increase (decrease) in net assets	(0.11)	(0.11)	(0.11)
Net asset value, end of period	$25.19	$25.19	$25.19
Shares outstanding, end of period	83,536,270	11,005,998	116,955
Total return(3)(4)	10.4%	9.7%	10.3%
Ratios / supplemental data
Ratio of total expenses to average net assets(4)(5)(6)	10.3%	11.2%	10.4%
Ratio of total net operating expenses to average net assets(4)(5)(7)	0.5%	0.5%	0.5%
Ratio of net investment income (loss) before taxes to average net assets(4)(5)(8)	10.4%	10.0%	10.4%
Ratio of net investment income (loss) after taxes to average net assets(4)(5)(9)	10.1%	9.6%	10.1%
Net assets, end of period	$2,104,653	$277,290	$2,947
Weighted average shares outstanding	69,969,768	7,779,431	92,618
Portfolio turnover rate(10)	19.7%	19.7%	19.7%
Asset coverage ratio(11)	217.8%	217.8%	217.8%

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

(Amounts in thousands, except share and per share amounts)	Year Ended December 31, 2024
	Class I	Class S*	Class D*
Per share data:
Net asset value, beginning of period	$25.41	$25.41	$25.41
Net investment income (loss)(1)	2.78	2.68	2.67
Net realized and unrealized gain (loss)(2)	(0.08)	(0.07)	(0.03)
Total from operations	2.70	2.61	2.64
Dividends declared	(2.81)	(2.72)	(2.75)
Total increase (decrease) in net assets	(0.11)	(0.11)	(0.11)
Net asset value, end of period	$25.30	$25.30	$25.30
Shares outstanding, end of period	57,123,580	3,729,761	72,378
Total return(3)(4)	11.1%	10.8%	10.9%
Ratios / supplemental data
Ratio of total expenses to average net assets(4)(5)(6)	11.3%	11.8%	11.7%
Ratio of net operating expenses less interest and tax expense to average net assets(4)(5)(7)	0.6%	0.6%	0.6%
Ratio of net investment income (loss) before taxes to average net assets(4)(5)(8)	11.0%	10.6%	10.6%
Ratio of net investment income (loss) after taxes to average net assets(4)(5)(9)	10.9%	10.5%	10.5%
Net assets, end of period	$1,445,050	$94,351	$1,831
Weighted average shares outstanding	46,369,379	2,580,010	44,024
Portfolio turnover rate(10)	23.5%	23.5%	23.5%
Asset coverage ratio(11)	188.3%	188.3%	188.3%

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

(Amounts in thousands, except share and per share amounts)	Year Ended December 31, 2023
	Class I	Class S*	Class D*
Per share data:
Net asset value, beginning of period	$25.25	$25.80	$25.75
Net investment income (loss)(1)	2.39	0.65	0.23
Net realized and unrealized gain (loss)(2)	0.07	(0.05)	(0.01)
Total from operations	2.46	0.60	0.22
Dividends declared	(2.30)	(0.99)	(0.56)
Total increase (decrease) in net assets	0.16	(0.39)	(0.34)
Net asset value, end of period	$25.41	$25.41	$25.41
Shares outstanding, end of period	30,244,520	1,181,210	12,700
Total return(3)(4)	10.0%	2.4%	0.9%
Ratios / supplemental data
Ratio of total expenses to average net assets(4)(5)(6)	11.1%	3.7%	0.9%
Ratio of total net operating expenses to average net assets(4)(5)(7)	1.0%	0.3%	0.1%
Ratio of net investment income (loss) before taxes to average net assets(4)(5)(8)	9.6%	3.5%	0.9%
Ratio of net investment income (loss) after taxes to average net assets(4)(5)(9)	9.4%	3.4%	0.9%
Net assets, end of period	$768,513	$30,015	$323
Weighted average shares outstanding	24,792,294	571,089	12,700
Portfolio turnover rate(10)	14.6%	14.6%	14.6%
Asset coverage ratio(11)	224.2%	224.2%	224.2%
*Class S commenced operations on 10/2/2023; Class D commenced operations on 12/1/2023.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

(Amounts in thousands, except share and per share amounts)	Period from January 27, 2022 (Inception) to December 31, 2022
Per share data:
Net asset value, beginning of period	$25.00
Net investment income (loss)(1)	1.56
Net realized and unrealized gain (loss)(2)	(0.56)
Total from operations	1.00
Dividends declared	(0.75)
Total increase (decrease) in net assets	0.25
Net asset value, end of period	$25.25
Shares outstanding, end of period	20,943,030
Total return(3)(4)	4.0%
Ratios / supplemental data
Ratio of total expenses to average net assets(4)(5)(6)	5.6%
Ratio of net operating expenses less interest and tax expense to average net assets(4)(5)(7)	1.4%
Ratio of net investment income (loss) before taxes to average net assets(4)(5)(8)	3.1%
Ratio of net investment income (loss) after taxes to average net assets(4)(5)(9)	4.6%
Net assets, end of period	$528,895
Weighted average shares outstanding	8,534,410
Total capital commitments, end of period	$529,300
Ratio of total contributed capital to total committed capital, end of period	100.0%
Portfolio turnover rate(10)	10.7%
Asset coverage ratio(11)	263.6%
(1)The per share data was derived using the weighted average shares outstanding during the period.
(2)The amount shown at this caption includes the balancing amount derived from other figures in the schedule. The amount shown does not correspond with the aggregate amount for the period due to the effect of the timing of capital transactions.
(3)Total return is calculated as the change in NAV per share during the period, assuming dividends and distributions, if any, are reinvested in accordance with the Company’s distribution reinvestment plan, divided by the opening NAV per share. Total return does not include upfront transaction fee, if any.
(4)Not annualized.
(5)Average net assets are computed using the average monthly net assets during the reporting period.
(6)Ratio of total expenses to average net assets is computed using total expenses net of waivers from the Administrator, if applicable. Included in total expenses are incentive fees of 1.4%, 1.5%, and 1.5% respectively, as a percent of average net assets for the year ended December 31, 2025 for Class I, Class S, and Class D, respectively. Additionally, included in total expenses For the year ended December 31, 2024 are incentive fees of 1.5%, 1.5%, and 1.5%, and included in total expenses for the year ended December 31, 2023 are incentive fees of 1.4%, 0.5%, and 0.1%. The impact of the waiver included in total expenses net of waivers was 0.2%, —%, and not applicable, respectively, for the years ended December 31, 2025 for Class S, Class D, and Class I shares, respectively. Additionally, the impact of

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued
the waiver included in total expenses of net waivers for the year ended December 31, 2024, was —% for Class S shares and not applicable for Class D or Class I shares. There were no waivers for the year ended December 31, 2023.
(7)Ratio of net operating expenses to average net assets is computed using total operating expenses less interest expense, tax expense, organizational expense, offering expense, management fees, incentive fees, shareholder servicing and distribution fees, and waivers from the Administrator, if applicable.
(8)Ratio of net investment income (loss) before taxes to average net assets does not include applicable tax expenses that are not attributable to the Company itself but are taxes to a consolidated subsidiary to the Company and thus shown on the Consolidated Statements of Operations.
(9)Ratio of net investment income (loss) after taxes to average net assets includes applicable tax expenses that are not attributable to the Company itself, but are taxes to a consolidated subsidiary to the Company and thus shown on the Consolidated Statements of Operations.
(10)Portfolio turnover rate is calculated using the lesser of total sales or total purchases over the average of the investments at fair value for the periods reported.
(11)Asset coverage ratio is equal to (i) the sum of (A) net assets at the end of the period and (B) total debt outstanding at the end of the period, divided by (ii) total debt outstanding at the end of the period.

Note 13. Senior Securities

Information about our senior securities is shown in the following tables.

Class and Period - December 31, 2025	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
ASPV Credit Facility	$272,600	2,178.0	N/A	N/A
MSPV Credit Facility	$386,400	2,178.0	N/A	N/A
Truist Credit Facility	$256,500	2,178.0	N/A	N/A
Series A Tranche A Notes	$90,000	2,178.0	N/A	N/A
Series A Tranche B Notes	$150,000	2,178.0	N/A	N/A
Series B Tranche A Notes	$85,000	2,178.0	N/A	N/A
Series B Tranche B Notes	$25,000	2,178.0	N/A	N/A
Series B Tranche C Notes	$290,000	2,178.0	N/A	N/A
Series C Tranche A Notes	$25,000	2,178.0	N/A	N/A
Series C Tranche B Notes	$75,000	2,178.0	N/A	N/A
CLO Transaction	$369,000	2,178.0	N/A	N/A

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Class and Period - December 31, 2024	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
ASPV Credit Facility	$251,300	1,882.7	N/A	N/A
MSPV Credit Facility	$191,400	1,882.7	N/A	N/A
Truist Credit Facility	$299,600	1,882.7	N/A	N/A
Series A Tranche A Notes	$90,000	1,882.7	N/A	N/A
Series A Tranche B Notes	$150,000	1,882.7	N/A	N/A
Series B Tranche A Notes	$85,000	1,882.7	N/A	N/A
Series B Tranche B Notes	$25,000	1,882.7	N/A	N/A
Series B Tranche C Notes	$290,000	1,882.7	N/A	N/A
CLO Transaction	$369,000	1,882.7	N/A	N/A

Class and Period - December 31, 2023	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
Morgan Stanley Asset Funding, Inc., Credit Facility	$350,300	2,242.4	N/A	N/A
Ally Bank Credit Facility	$150,000	2,242.4	N/A	N/A
Truist Credit Facility	$142,700	2,242.4	N/A	N/A

Class and Period - December 31, 2022	Total Amount Outstanding Exclusive of Treasury Securities (1)	Asset Coverage per Unit (2)	Involuntary Liquidating Preference per Unit (3)	Average Market Value per Unit (4)
Morgan Stanley Asset Funding, Inc., Credit Facility	$303,200	2,636.4	N/A	N/A
Ally Bank Credit Facility	$20,000	2,636.4	N/A	N/A

(1) Total amount of each class of senior securities outstanding at the end of the period presented.

(2) Asset coverage per unit is the ratio of the carrying value of our total assets, less all liabilities excluding indebtedness represented by senior securities in this table, to the aggregate amount of senior securities represented indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness and is calculated on a consolidated basis.

(3) The amount to which such class of senior security would be entitled upon our involuntary liquidation in preference to any security junior to it.

(4) Not applicable since the senior securities are not registered for public trading.

As of December 31, 2025, December 31, 2024, December 31, 2023 and December 31, 2022, the aggregate principal amount of indebtedness outstanding was $2,024.5, $1,751.3, $643.0 and $323.2 million, respectively. As of December 31, 2025, December 31, 2024, December 31, 2023 and December 31, 2022, the asset coverage ratio was 217.8%, 188.3%, 224.2% and 263.6%, respectively.

TPG Twin Brook Capital Income Fund
Notes to Consolidated Financial Statements - Continued

Note 14.  Subsequent Events
The Company’s management evaluated subsequent events through the date of issuance of these consolidated financial statements. There have been no subsequent events that occurred that would require disclosure in, or would be required to be recognized in, these consolidated financial statements, except as discussed below:

Capital inflows from January 1, 2026 through March 16, 2026 were approximately $187 million, not including March dividend reinvestments. First quarter 2026 repurchase requests were approximately 1.3% of shares outstanding as of December 31, 2025. The Company will honor all tenders for the latest quarterly repurchase period, which ended March 5, 2026. The foregoing capital inflow and repurchase request amounts are estimates based on information provided by the Company’s transfer agent. The Company will disclose the final dollar value of first quarter repurchases in April (after striking March 31, 2026 NAV) as part of the Company’s ordinary course filings.

On February 19, 2026, the Company entered into an Agency Transfer Agreement with Truist Bank and Sumitomo Mitsui Banking Corporation (“SMBC”), where SMBC replaced Truist as Administrative Agent and Collateral Agent.

APPENDIX A: FORM OF SUBSCRIPTION AGREEMENT

Not for Execution
Subscription Agreement for Shares of
TPG Twin Brook Capital Income Fund

1. Your Investment
A. Investment Information
Investment Amount $
B. Investment Method
☐    By mail: Please make checks payable to TPG TWIN BROOK CAPITAL INCOME FUND and attach to this agreement.*
☐    By wire: Please wire funds according to the instructions below.
Name: TPG TWIN BROOK CAPITAL INCOME FUND
Bank Name: [    ]
ABA: [    ]
DDA: [    ]
☐ Broker / Financial advisor will make payment on your behalf
* Cash, cashier’s checks/official bank checks, temporary checks, foreign checks, money orders, third party checks, or travelers checks are not accepted.
C. Share Class Selection

☐ Share Class S	☐ Share Class D **	☐ Share Class I **
(The minimum investment is $2,500 (unless waived))	(The minimum investment is $2,500 (unless waived))	(The minimum investment is $1,000,000 (unless waived))
**    Available for certain fee-based wrap accounts and other eligible investors as disclosed in the prospectus, as amended and supplemented.

2. Ownership Type (Select only one)

A. Taxable Accounts

Brokerage Account Number
☐    Individual or Joint Tenant With Rights of Survivorship
☐    Transfer on Death (Optional Designation. Not Available for Louisiana Residents. See Section 3C.)
☐    Tenants in Common
☐ Community Property
☐    Uniform Gift/Transfer to Minors
State of
Date of Birth
☐    Trust (Include Certification of Investment Powers Form or First and Last page of Trust Documents)
☐    C Corporation
☐    S Corporation
☐    Profit-Sharing Plan
☐    Non-Profit Organization
☐    Limited Liability Corporation
☐    Corporation / Partnership / Other (Corporate Resolution or Partnership Agreement Required)

B. Non-Taxable Accounts

Custodian Account Number
☐    IRA (Custodian Signature Required)
☐    Roth IRA (Custodian Signature Required)
☐    SEP IRA (Custodian Signature Required)
☐    Rollover IRA (Custodian Signature Required)
☐    Inherited IRA
☐    Pension Plan (Include Certification of Investment Powers Form)
☐    Other

C. Custodian Information (To Be Completed By Custodian) Custodian Name Custodian Tax ID # Custodian Phone #
Custodian Stamp Here

D. Entity Name – Retirement Plan / Trust / Corporation / Partnership / Other
Trustee(s) and/or authorized signatory(s) information MUST be provided in Sections 3A and 3B

Entity Name	Tax ID Number	Date of Formation	Exemptions (See Form W-9 instructions at www.irs.gov)

Entity Address (Legal Address. Required)
Entity Type (Select one. Required)
☐ Retirement Plan     ☐ Trust      ☐ S-Corp      ☐ C-Corp      ☐ LLC      ☐ Partnership              Exempt payee code (if any)

☐ Other	☐ Jurisdiction (if Non-U.S.) (Attach a completed applicable Form W-8)
Exemption from FATCA reporting code (if any)

3. Investor Information
A. Investor Name (Investor / Trustee / Executor / Authorized Signatory Information)
Residential street address MUST be provided. See Section 4 if mailing address is different than residential street address

First Name (MI)	Last Name		Gender
Social Security Number / Tax ID	Date of Birth (MM/DD/YYYY)	Daytime Phone Number
Residential Street Address	City	State	Zip Code
Email Address
If you are a non-U.S. citizen, please specify your country of citizenship (required):

☐ Resident Alien	☐ Non-Resident Alien (Attach a completed Form W-8BEN, Rev. October 2021)
Country of Citizenship

Please specify if you are a TPG employee/officer/director/affiliate (required):

☐ TPG Employee	☐ TPG Officer/Director	☐ Immediate Family Member of TPG Officer or Director	☐ TPG Affiliate	☐ Not Applicable

B. Co-Investor Name (Co-Investor / Co-Trustee / Co-Authorized Signatory Information, if applicable)

First Name (MI)	Last Name		Gender
Social Security Number / Tax ID	Date of Birth (MM/DD/YYYY)	Daytime Phone Number
Residential Street Address	City	State	Zip Code
Email Address
If you are a non-U.S. citizen, please specify country of citizenship (required):

☐ Resident Alien	☐ Non-Resident Alien (Attach a completed Form W-8BEN, Rev. October 2021)
Country of Citizenship

Please specify if you are a TPG employee/officer/director/affiliate (required):

☐ TPG Employee	☐ TPG Officer/Director	☐ Immediate Family Member of TPG Officer or Director	☐ TPG Affiliate	☐ Not Applicable

C. Transfer on Death Beneficiary Information (Individual or Joint Account with rights of survivorship only. Not available for Louisiana residents. Beneficiary date of birth required. Whole percentages only; must equal 100%.)

First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %
First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %
First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %
First Name	(MI)	Last Name	SSN	Date of Birth (MM/DD/YYYY)	☐ Primary ☐ Secondary %
Custodian/Guardian for a minor Beneficiary (required, cannot be same as Investor or Co-Investor):

D. ERISA Plan Asset Regulations
All investors are required to complete Appendix B attached hereto.

4. Contact Information (If different than provided in Section 3A)

Mailing Address	City	State	Zip Code

5. Select How You Want to Receive Your Distributions (Please Read Entire Section and Select only one)
You are automatically enrolled in our Distribution Reinvestment Plan, unless you are a resident of ALABAMA, ARKANSAS, CALIFORNIA, IDAHO, KANSAS, KENTUCKY, MAINE, MARYLAND, MASSACHUSETTS, NEBRASKA, NEW JERSEY, NORTH CAROLINA, OHIO, OKLAHOMA, OREGON, TENNESSEE, VERMONT OR WASHINGTON.
☐ If you are not a resident of the states listed above, you are automatically enrolled in the Distribution Reinvestment Plan; please check here if you DO NOT wish to be enrolled in the Distribution Reinvestment Plan and complete the Cash Distribution Information section below.
ONLY complete the following information if you do not wish to enroll in the Distribution Reinvestment Plan. For custodial held accounts, if you elect cash distributions the funds must be sent to the custodian.
A.    ☐  Check mailed to street address in 3A (only available for non-custodial investors).
B.    ☐  Check mailed to secondary address in 3B (only available for non-custodial investors).
C.    ☐  Direct Deposit by ACH (only available for non-custodial investors). PLEASE ATTACH A PRE-VOIDED CHECK
D.    ☐  Check mailed to Third party Financial Institution (complete section below)
E. ☐  Manual International Wire (only available for non-custodial international investors). PLEASE FILL OUT APPENDIX C
☐ If you ARE a resident of Alabama, Arkansas, California, Idaho, Kansas, Kentucky, Maine, Maryland, Massachusetts, Nebraska, New Jersey, North Carolina, Ohio, Oklahoma, Oregon, Tennessee, Vermont or Washington, you are not automatically enrolled in the Distribution Reinvestment Plan. Please check here if you wish to enroll in the Distribution Reinvestment Plan. You will automatically receive cash distributions unless you elect to enroll in the Distribution Reinvestment Plan.
I authorize TPG Twin Brook Capital Income Fund or its agent to deposit my distribution into my checking or savings account. This authority will remain in force until I notify TPG Twin Brook Capital Income Fund in writing to cancel it. In the event that TPG Twin Brook Capital Income Fund deposits funds erroneously into my account, they are authorized to debit my account for an amount not to exceed the amount of the erroneous deposit.

Financial Institution Name	Mailing Address	City	State	Zip Code

Your Bank’s ABA Routing Number		Your Bank Account Number

6. Broker / Financial Advisor Information (Required Information. All fields must be completed.)
The Financial Advisor must sign below to complete the order. The Financial Advisor hereby warrants that he/she is duly licensed and may lawfully sell shares in the state designated as the investor’s legal residence.

Broker	Financial Advisor Name

Advisor Mailing Address

City	State	Zip Code

Financial Advisor Number	Branch Number	Telephone Number

E-mail Address	Fax Number

Operations Contact Name	Operations Contact Email Address

Please note that unless previously agreed to in writing by TPG Twin Brook Capital Income Fund, all sales of securities must be made through a Broker, including when an RIA has introduced the sale. In all cases, Section 6 must be completed.
The undersigned confirm(s), which confirmation is made on behalf of the Broker with respect to sales of securities made through a Broker, that they (i) have reasonable grounds to believe that the information and representations concerning the investor identified herein are true, correct and complete in all respects; (ii) have discussed such investor’s prospective purchase of shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the shares; (iv) have delivered or made available a current prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these shares for his or her own account; (vi) have reasonable grounds to believe that the purchase of shares is a suitable investment for such investor, taking into account such investor’s age, investment objectives, investment experience, income, net worth, financial situation and other investments of the prospective investor, as well as any other pertinent factors, that such investor meets the suitability standards applicable to such investor set forth in the prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto; and (vii) have advised such investor that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus. The undersigned Broker, Financial Advisor or Financial Representative listed in Section 6 further represents and certifies that, in connection with this subscription for shares, he/she has complied with and has followed all applicable policies and procedures of his or her firm relating to, and performed functions required by, federal and state securities laws, rules promulgated under the Securities Exchange Act of 1934, as amended, including, but not limited to Rule 15l-1 (“Regulation Best Interest”) and FINRA rules and regulations including, but not limited to Know Your Customer, Suitability and PATRIOT Act (Anti Money Laundering, Customer Identification) as required by its relationship with the investor(s) identified on this document.
THIS SUBSCRIPTION AGREEMENT AND ALL RIGHTS HEREUNDER SHALL BE GOVERNED BY, AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK.
If you do not have another broker or other financial intermediary introducing you to TPG Twin Brook Capital Income Fund, then Foreside Financial Services, LLC (“Foreside”) may be deemed to act as your broker of record in connection with any investment in TPG Twin Brook Capital Income Fund. Foreside is not a full-service broker-dealer and may not provide the kinds of financial services that you might expect from another financial intermediary, such as holding securities in an account. If Foreside is your broker of record, then your shares will be held in your name on the books of TPG Twin Brook Capital Income Fund. Foreside will not monitor your investments, and has not and will not make any recommendation regarding your investments. If you want to receive financial advice regarding a prospective investment in the shares, contact your broker or other financial intermediary.

X			X
	Financial Advisor Signature	Date		Branch Manager Signature (If required by Broker)	Date

7. Electronic Delivery Opt-Out Form (Optional)
Instead of receiving paper copies of the prospectus, prospectus supplements, annual reports, proxy statements, and other shareholder communications and reports, you will receive electronic delivery of shareholder communications from TPG Twin Brook Capital Income Fund. If you would like to opt out of electronic delivery, including pursuant to email, please check the box below for this election.
We encourage you to reduce printing and mailing costs and to conserve natural resources by receiving electronic delivery of shareholder communications and statement notifications. By leaving the box below blank, you consent to electronically receive shareholder communications, including your account-specific information, and you authorize said offering(s) to either (i) email shareholder communications to you directly or (ii) make them available on our website and notify you by email when and where such documents are available.
You will not receive paper copies of these electronic materials unless specifically requested, the delivery of electronic materials is prohibited or we, in our sole discretion, elect to send paper copies of the materials.
By consenting to electronic access, you will be responsible for certain costs, such as your customary internet service provider charges, and may be required to download software in connection with access to these materials. You understand this electronic delivery program may be changed or discontinued and that the terms of this agreement may be amended at any time. You understand that there are possible risks associated with electronic delivery such as emails not transmitting, links failing to function properly and system failure of online service providers, and that there is no warranty or guarantee given concerning the transmissions of email, the availability of the website, or information on it, other than as required by law.

Initial here to opt out of electronic delivery

E-mail Address
If blank, the email provided in Section 4 will be used.

8. Subscriber Signatures
TPG Twin Brook Capital Income Fund is required by law to obtain, verify and record certain personal information from you or persons on your behalf in order to establish the account. Required information includes name, date of birth, permanent residential address and social security/taxpayer identification number. We may also ask to see other identifying documents. If you do not provide the information, TPG Twin Brook Capital Income Fund may not be able to open your account. By signing the Subscription Agreement, you agree to provide this information and confirm that this information is true and correct. If we are unable to verify your identity, or that of another person(s) authorized to act on your behalf, or if we believe we have identified potentially criminal activity, we reserve the right to take action as we deem appropriate which may include closing your account.
Please separately initial each of the representations below. Except in the case of fiduciary accounts, you may not grant any person a power of attorney to make the representations on your behalf. In order to induce TPG Twin Brook Capital Income Fund to accept this subscription, I hereby represent and warrant to you as follows:
8.a. Please Note: All Items in this section 8.a. must be read and initialed

	Primary Investor Initials	Co- Investor Initials
(i) I have received the prospectus (as amended or supplemented) for TPG Twin Brook Capital Income Fund at least five business days prior to the date hereof.
	Initials	Initials
(ii)    I have (A) a minimum net worth (not including home, home furnishings and personal automobiles) of at least $250,000, or (B) a minimum net worth (as previously described) of at least $70,000 and a minimum annual gross income of at least $70,000.

	Initials	Initials

(iii)    In addition to the general suitability requirements described above, I meet the higher suitability requirements, if any, imposed by my state of primary residence as set forth in the prospectus under “SUITABILITY STANDARDS.”

	Initials	Initials
(iv) If I am an entity that was formed for the purpose of purchasing shares, each individual that owns an interest in such entity meets the general suitability requirements described above.
	Initials	Initials
(v) I acknowledge that there is no public market for the shares, shares of this offering are not liquid and appropriate only as a long-term investment.
	Initials	Initials
(vi)    I acknowledge that the shares have not been registered and are not expected to be registered under the laws of any country or jurisdiction outside of the United States except as otherwise described in the prospectus.

	Initials	Initials
(vii)    I am purchasing the shares for my own account, or if I am purchasing shares on behalf of a trust or other entity of which I am a trustee or authorized agent, I have due authority to execute this subscription agreement and do hereby legally bind the trust or other entity of which I am trustee or authorized agent.

	Initials	Initials
(viii) I acknowledge that TPG Twin Brook Capital Income Fund may enter into transactions with TPG affiliates that involve conflicts of interest as described in the prospectus.
	Initials	Initials
(ix)    I acknowledge that subscriptions must be submitted at least five business days prior to first day of each month my investment will be executed as of the first day of the applicable month at the NAV per share as of the preceding day. I acknowledge that I will not know the NAV per share at which my investment will be executed at the time I subscribe and the NAV per share will generally be made available at www.AGTBCAP.com as of the last day of each month within 20 business days of the last day of each month.

	Initials	Initials
(x)    I acknowledge that my subscription request will not be accepted any earlier than two business days before the first calendar day of each month. I acknowledge that I am not committed to purchase shares at the time my subscription order is submitted and I may cancel my subscription at any time before the time it has been accepted as described in the previous sentence. I understand that I may withdraw my purchase request by notifying the transfer agent, through my financial intermediary or directly on TPG Twin Brook Capital Income Fund’s toll-free, automated telephone line, 1-844-298-1372.

	Initials	Initials
(xi)    If I am a New Jersey investor, I acknowledge that, assuming a constant NAV per share of $25.00, TPG Twin
Brook Capital Income Fund expects that a one-time investment in 400 shares of each class of shares of
TPG Twin Brook Capital Income Fund (representing an aggregate net asset value of $10,000 for each class)
over a course of 5 years would be subject to the following shareholder servicing and/or distribution fees:
$425 for Class S shares, $125 for Class D shares and $0 for Class I shares. In addition, although neither
TPG Twin Brook Capital Income Fund nor the Intermediary Manager will charge an upfront sales load with respect to Class S shares, Class D shares or Class I shares, if I buy Class S shares or Class D shares through certain financial intermediaries, they may directly charge me transaction or other fees, including upfront placement fees or brokerage commissions, in such amount as they may determine, provided that selling agents limit such charges to a 1.5% cap on NAV for Class D shares and 3.5% cap on NAV for Class S shares.
Selling agents will not charge such fees on Class I shares.

	Initials	Initials

8.b. If you live in any of the following states, please complete Appendix A to TPG Twin Brook Capital Income Fund Subscription Agreement: Alabama, California, Idaho, Iowa, Kansas, Kentucky, Maine, Massachusetts, Missouri, Nebraska, New Jersey, New Mexico, Ohio, Oregon, Pennsylvania, Puerto Rico, Tennessee and Vermont.
In the case of sales to fiduciary accounts, the minimum standards in Appendix A shall be met by the beneficiary, the fiduciary, account, or, by the donor or grantor, who directly or indirectly supplies the funds to purchase the shares if the donor or grantor is the fiduciary.
If you do not have another broker or other financial intermediary introducing you to TPG Twin Brook Capital Income Fund, then Foreside may be deemed to be acting as your broker of record in connection with any investment in TPG Twin Brook Capital Income Fund. For important information in this respect, see Section 6 above. I declare that the information supplied in this Subscription Agreement is true and correct and may be relied upon by TPG Twin Brook Capital Income Fund. I acknowledge that the Broker / Financial Advisor (Broker / Financial Advisor of record) indicated in Section 6 of this Subscription Agreement and its designated clearing agent, if any, will have full access to my account information, including the number of shares I own, tax information (including the Form 1099) and redemption information. Investors may change the Broker / Financial Advisor of record at any time by contacting TPG Twin Brook Capital Income Fund Investor Relations at the number indicated below.
SUBSTITUTE IRS FORM W-9 CERTIFICATIONS (required for U.S. investors):
Under penalties of perjury, I certify that:
(1)    The number shown on this Subscription Agreement is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and
(2)    I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3)    I am a U.S. citizen or other U.S. person (including a resident alien) (defined in IRS Form W-9); and
(4)    The FATCA code(s) entered on this form (if any) indicating that I am exempt from FATCA reporting is correct.

Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.
The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

X			X
	Signature of Investor	Date		Signature of Co-Investor or Custodian (If applicable)	Date
(MUST BE SIGNED BY CUSTODIAN OR TRUSTEE IF PLAN IS ADMINISTERED BY A THIRD PARTY)

9. Miscellaneous
If investors participating in the Distribution Reinvestment Plan or making subsequent purchases of shares of TPG Twin Brook Capital Income Fund experience a material adverse change in their financial condition or can no longer make the representations or warranties set forth in Section 8 above, they are asked to promptly notify TPG Twin Brook Capital Income Fund and the Broker in writing. The Broker may notify TPG Twin Brook Capital Income Fund if an investor participating in the Distribution Reinvestment Plan can no longer make the representations or warranties set forth in Section 8 above, and TPG Twin Brook Capital Income Fund may rely on such notification to terminate such investor’s participation in the Distribution Reinvestment Plan.
No sale of shares may be completed until at least five business days after you receive the final prospectus. To be accepted, a subscription request must be made with a completed and executed subscription agreement in good order and payment of the full purchase price at least five business days prior to the first calendar day of the month (unless waived). You will receive a written confirmation of your purchase.
All items on the Subscription Agreement must be completed in order for your subscription to be processed. Subscribers are encouraged to read the prospectus in its entirety for a complete explanation of an investment in the shares of TPG Twin Brook Capital Income Fund.

PO Box:	Street Address (overnight):	Toll Free Number
TPG Angelo Gordon PO Box 219400 Kansas City, MO 64121-9400	TPG Angelo Gordon 430 W 7th Street Suite 219400 Kansas City, MO 64105-1407	(844) 298-1372 Fax Number (833) 967-4138

Appendix A

For purposes of determining whether you satisfy the standards below, your net worth is calculated excluding the value of your home, home furnishings and automobiles, and, unless otherwise indicated, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.
Investors in the following states have the additional suitability standards as set forth below.

	Primary Investor Initials	Co-Investor Initials
If I am an Alabama investor I must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000 or (b) a minimum net worth of $350,000. In addition, an investment in this offering and other non-traded direct participating programs shall not exceed 10% of investors’ liquid net worth at the time of investment. “Liquid net worth” is defined as that portion of net worth consisting of cash, cash equivalents, and readily marketable securities. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing concentration limit.

	Initials	Initials

If I am a California resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my net worth in TPG Twin Brook Capital Income Fund.
	Initials	Initials
If I am an Idaho investor I must have either (a) a minimum annual gross income of $100,000 and a minimum net worth of $100,000; or (b) a minimum net worth of $350,000.
	Initials	Initials

If I am an Iowa resident, I (i) have either (a) an annual gross income of at least $100,000 and a net worth of at least $100,000, or (b) a net worth of at least $350,000 (net worth should be determined exclusive of home, auto and home furnishings); and (ii) limit my aggregate investment in this offering and in the securities of other non-traded business development companies to 10% of my liquid net worth (liquid net worth should be determined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities). Purchasers who are accredited investors as defined in Regulation D under the Securities Act of 1933, as amended, are not subject to the foregoing concentration limit.

	Initials	Initials

If I am a Kansas resident, I understand that the Securities Division of the Kansas Department of Insurance recommends that Kansas investors limit their aggregate investment in our securities and other similar investments to not more than 10 percent of their liquid net worth.

	Initials	Initials

If I am a Kentucky resident, I may not invest more than 10% of my liquid net worth in TPG Twin Brook Capital Income Fund or its affiliates. “Liquid net worth” is defined as that portion of net worth that is comprised of cash, cash equivalents and readily marketable securities. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing concentration limit.

	Initials	Initials

If I am a Maine resident, I acknowledge that it is recommended by the Maine Office of Securities that my aggregate investment in this offering and other similar direct participation investments not exceed 10% of my liquid net worth. For this purpose, “liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable securities.

	Initials	Initials

If I am a Massachusetts resident, I have either (a) a minimum liquid net worth of $100,000 and a minimum annual gross income of $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, a Massachusetts investor’s investment in us, our affiliates and other non-publicly-traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of his or her liquid net worth.

	Initials	Initials

If I am a Missouri resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth in the securities registered in this offering.
	Initials	Initials

If I am a Nebraska resident, in addition to the suitability standards set forth above, I must limit my aggregate investment in this offering and the securities of other business development companies to 10% of such investor’s net worth. Investors who are accredited investors as defined in Regulation D under the Securities Act of 1933 are not subject to the foregoing investment concentration limit.

	Initials	Initials
If I am a New Jersey resident, (1) I have either (a) a minimum liquid net worth of at least $100,000 and a minimum annual gross income of not less than $85,000, or (b) a minimum liquid net worth of $350,000. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of home, home furnishings, and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, my total investment in TPG Twin Brook Capital Income Fund, its affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of my liquid net worth, and (2) I acknowledge that although AGTB Fund Manager, LLC (the “Adviser”), the investment adviser to TPG Twin Brook Capital Income Fund, will advance all organization and offering expenses of TPG Twin Brook Capital Income Fund, and may elect to pay certain of TPG Twin Brook Capital Income Fund’s expenses, TPG Twin Brook Capital Income Fund is obligated to reimburse the Adviser, and this will reduce the returns available to investors.

	Initials	Initials

If I am a New Mexico resident, in addition to the general suitability standards listed above, I may not invest more than ten percent (10%) of my liquid net worth in shares of TPG Twin Brook Capital Income Fund, its affiliates and in other non-traded business development companies. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities. This requirement shall not apply to any person that is an accredited investor as defined by Rule 501(a) of Regulation D.

	Initials	Initials

If I am an Ohio resident, it is unsuitable to invest more than 10% of my liquid net worth in the issuer, affiliates of the issuer, and in any other non-traded business development company. “Liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus, total liabilities) comprised of cash, cash equivalents and readily marketable securities. This condition does not apply, directly or indirectly, to federally covered securities. This condition also does not apply to purchasers who meet the definition of an accredited investor as defined in rule 501(a) of Regulation D under the Securities Act of 1933, 15 U.S.C.A. 77a, as amended.

	Initials	Initials

If I am an Oregon resident, in addition to the suitability standards set forth above, I may not invest more than 10% of my liquid net worth. Liquid net worth is defined as net worth excluding the value of the investor’s home, home furnishings and automobile. Investors who are accredited investors as defined in Regulation D under the Securities Act are not subject to the foregoing concentration limit.

	Initials	Initials
If I am a Pennsylvania resident, I may not invest more than ten percent (10%) of my liquid net worth. “Liquid net worth” is defined as that portion of net worth that consists of cash, cash equivalents and readily marketable investments.

	Initials	Initials

If I am a Puerto Rico resident, I may not invest more than 10% of my liquid net worth in TPG Twin Brook Capital Income Fund, its affiliates and other non-traded business development companies. For these purposes, “liquid net worth” is defined as that portion of net worth (total assets exclusive of primary residence, home furnishings and automobiles minus total liabilities) consisting of cash, cash equivalents and readily marketable securities.

	Initials	Initials

If I am a Tennessee resident, I must have a liquid net worth of at least ten times my investment in TPG Twin Brook Capital Income Fund.
	Initials	Initials
If I am a Vermont resident and I am an accredited investor in Vermont, as defined in 17 C.F.R. § 230.501, I may invest freely in this offering. In addition to the suitability standards described above, if I am non-accredited Vermont investors, I may not purchase an amount in this offering that exceeds 10% of my liquid net worth. For these purposes, “liquid net worth” is defined as an investor’s total assets (not including home, home furnishings or automobiles) minus total liabilities.

	Initials	Initials

Appendix B: Additional Questionnaire

Instructions: All purchasers please complete this Appendix B in its entirety.

    1.    Are you a “benefit plan investor” within the meaning of the Plan Asset Regulations1 or will you use the assets of a “benefit plan investor”2 to invest in TPG Twin Brook Capital Income Fund?

                □    Yes     □    No

    2.    If Question (1) above is “yes” please indicate what percentage of the purchaser’s assets invested in TPG Twin Brook Capital Income Fund are considered to be the assets of “benefit plan investors” within the meaning of the Plan Asset Regulations:

                _______%

    3.    If you are investing the assets of an insurance company general account please indicate what percentage of the insurance company general account’s assets invested in TPG Twin Brook Capital Income Fund are the assets of “benefit plan investors” within the meaning of Section 401(c)(1)(A) of the Employee Retirement Income Security Act of 1974, as amended, or the regulations promulgated thereunder?

_______%

4.    Please indicate if you are “Controlling Person” defined as: (i) a person (including an entity), other than a “benefit plan investor” who has discretionary authority or control with respect to the assets of TPG Twin Brook Capital Income Fund, a person who provides investment advice for a fee (direct or indirect) with respect to such assets, or any “affiliate” of such a person. An “affiliate” of a person includes any person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the person. For purposes of this definition, “control,” with respect to a person other than an individual, means the power to exercise a controlling influence over the management or policies of such person.

□    Yes     □    No

1 “Plan Asset Regulations” means the regulations issued by the United States Department of Labor at Section 2510.3-101 of Part 2510 of Chapter XXV, Title 29 of the United States Code of Federal Regulations, as modified by Section 3(42) of ERISA, as the same may be amended from time to time.
2 The term “benefit plan investor” includes, for e.g.: (i) an “employee benefit plan” as defined in section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), that is subject to Title I of ERISA (such as employee welfare benefit plans (generally, plans that provide for health, medical or other welfare benefits) and employee pension benefit plans (generally, plans that provide for retirement or pension income)); (ii) “plans” described in section 4975(e)(1) of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), that is subject to section 4975 of the Code (including, for e.g., an “individual retirement account”, an “individual retirement annuity”, a “Keogh” plan, a pension plan, an Archer MSA described in section 220(d) of the Code, a Coverdell education savings account described in section 530 of the Code and a health savings account described in section 223(d) of the Code) and (iii) an entity that is, or whose assets would be deemed to constitute the assets of, one or more “employee benefit plans” or “plans” (such as for e.g., a master trust or a plan assets fund) under ERISA or the Plan Asset Regulations.
B-1

Appendix C: International Wire Instructions

Intermediary (US) Bank Name	Intermediary (US) Bank ABA / SWIFT

Beneficiary Name	Receiving Bank Name (final destination)	Receiving Bank Acct # (DDA)	Beneficiary Info

SWIFT / BIC Code	FFC / Reference / Details of Payment	Intl Bank Acct # IBAN

C-1

TPG Twin Brook Capital
Income Fund
Maximum Offering of $5,000,000,000 in Common Shares

PROSPECTUS

You should rely only on the information contained in this prospectus. No intermediary, salesperson or other person is authorized to make any representations other than those contained in this prospectus and supplemental literature authorized by TPG Twin Brook Capital Income Fund and referred to in this prospectus, and, if given or made, such information and representations must not be relied upon. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. You should not assume that the delivery of this prospectus or that any sale made pursuant to this prospectus implies that the information contained in this prospectus will remain fully accurate and correct as of any time subsequent to the date of this prospectus.
April 30, 2026

PART C
Other Information
Item 25. Financial Statements And Exhibits

(1) Financial Statements

The following financial statements of TPG Twin Brook Capital Income Fund are included in Part A of this Registration Statement.

INDEX TO FINANCIAL STATEMENT
TPG Twin Brook Capital Income Fund

(2) Exhibits

(a)(1)	Fifth Amended and Restated Declaration of Trust of the Registrant(16)
(b)	Fourth Amended and Restated Bylaws of the Registrant(16)
(d)	Form of Subscription Agreement (included in the Prospectus as Appendix A)*
(e)	Distribution Reinvestment Plan of the Registrant, dated October 25, 2022(1)
(g)	Amended and Restated Investment Management Agreement by and between the Fund and the Adviser, dated November 1, 2023(9)
(h)(1)	Amended and Restated Intermediary Manager Agreement, dated March 1, 2023, by and between the Fund and Foreside Financial Services, LLC(6)
(h)(2)	Form of Selected Intermediary Agreement(17)
(h)(3)	Distribution and Shareholder Servicing Plan of the Registrant, dated March 10, 2026(18)
(j)	Global Custody Agreement, dated December 15, 2022, between the Fund and The Bank of New York Mellon Trust Company, National Association(6)
(k)(1)	Amended and Restated Administration Agreement by and between the Fund and the Administrator, dated September 6, 2023(7)
(k)(2)	Transfer Agent Agreement by and between the Fund and DST Systems, Inc., dated October 24, 2022(1)
(k)(3)	Multi-Class Plan of the Registrant, dated October 25, 2022(1)
(k)(4)	Expense Support and Conditional Reimbursement Agreement by and between the Registrant and the Adviser, dated October 25, 2022(1)
(k)(5)
Loan and Servicing Agreement, dated as of June 17, 2022, by and among Twin Brook Capital Funding XXXIII MSPV, LLC, Twin Brook Capital Funding XXXIII, LLC, AGTB Fund Manager, LLC, the Lenders (as defined therein) party thereto, Morgan Stanley Asset Funding Inc. and The Bank of New York Mellon Trust Company, National Association(3)

(k)(6)
Amendment No. 1 to Loan and Servicing Agreement, dated as of October 28, 2022, by and among Twin Brook Capital Funding XXXIII MSPV, LLC, Twin Brook Capital Funding XXXIII, LLC, AGTB Fund Manager, LLC, the Lenders (defined therein) party thereto, Morgan Stanley Asset Funding Inc. and The Bank of New York Mellon Trust Company, National Association(4)

(k)(7)
Amendment No. 3 to Loan and Servicing Agreement, dated as of May 28, 2024, by and among Twin Brook Capital Funding XXXIII MSPV, LLC, AGTB Fund Manager, LLC, the Lenders (defined therein) party thereto, Morgan Stanley Asset Funding, Inc. and the Bank of New York Mellon Trust Company, National Association(11)

(k)(8)
Loan, Security and Collateral Management Agreement, dated as of December 13, 2022, by and among Twin Brook Capital Funding XXXIII ASPV, LLC, Twin Brook Capital Funding XXXIII, LLC, AGTB Fund Manager, LLC, the Lenders (defined therein) party thereto, Ally Bank and Computershare Trust Company, National Association(5)

(k)(9)
First Amendment to Loan, Security and Collateral Management Agreement, dated as of August 9, 2024, by and among Twin Brook Capital Funding XXXIII ASPV, LLC, as the Borrower, AGTB Fund Manager, LLC, as the Collateral Manager, Ally Bank, as the Administrative Agent and as the Swingline Lender, the Required Lenders party thereto and Western Alliance Trust Company, N.A., as the Collateral Custodian(13)

(k)(10)
Second Amendment to Loan, Security and Collateral Management Agreement, dated as of October 2, 2025, by and among Twin Brook Capital Income Funding XXXIII ASPV, LLC, as the Borrower, AGTB Fund Manager, LLC, as the Collateral Manager, Ally Bank, as the Administrative Agent and as the Swingline Lender, the Lenders party thereto and Western Alliance Trust Company, N.A., as the Collateral Custodian(20)

(k)(11)	Senior Secured Revolving Credit Agreement, dated as of November 17, 2023, by and among the Fund, the Lenders and Issuing Banks (as defined therein) party thereto and Truist Bank (10)
(k)(12)	First Amendment to Senior Secured Revolving Credit Agreement, dated as of August 16, 2024, by and among the Fund, the Lenders and Issuing Banks (as defined therein) party thereto and Truist Bank(14)
(k)(13)
Second Amendment to Senior Secured Revolving Credit Agreement, dated as of October 1, 2025, by and among TPG Twin Brook Capital Income Fund, the Lenders, and Issuing Banks (as defined therein) party thereto and Truist Bank(20)

(k)(14)	Note Purchase Agreement, dated as of March 19, 2024, by and among the Fund and the purchasers party thereto(16)
(k)(15)	First Supplement to Master Note Purchase Agreement, dated October 15, 2024, by and among the Fund and the purchasers party thereto(15)
(k)(16)	Second Supplement to Master Note Purchase Agreement, dated June 30, 2025, by and among TPG Twin Brook Capital Income Fund and the purchasers party thereto(19)
(k)(17)
Purchase and Placement Agency Agreement, dated as of May 30, 2024, by and among Twin Brook CLO 2024-1 LLC, Twin Brook Capital Funding XXXIII, LLC, Morgan Stanley & Co. LLC and KeyBanc Capital Markets Inc.(12)

(k)(18)	Indenture, dated as of May 30, 2024, by and between Twin Brook CLO 2024-1 LLC, as Issuer and Computershare Trust Company, N.A., as Trustee(12)
(k)(19)
Credit Agreement, dated as of May 30, 2024, by and between Twin Brook CLO 2024-1 LLC, as Borrower, Various Financial Institutions and Other Persons, as Lenders, Computershare Trust Company, N.A., as Loan Agent, and Computershare Trust Company, N.A., as Collateral Trustee(12)

(k)(20)	Collateral Management Agreement, dated as of May 30, 2024, by and between Twin Brook CLO 2024-1 LLC and AGTB Fund Manager, LLC(12)
(k)(21)	Loan Sale Agreement, dated as of May 30, 2024, by and between Twin Brook Capital Funding XXXIII, LLC, as the Seller, and Twin Brook CLO 2024-1 LLC, as the Issuer(12)
(l)	Opinion of Richards, Layton & Finger, P.A.(17)
(n)(1)	Consent of Independent Registered Public Accounting Firm for the Fund Deloitte & Touche LLP*
(n)(2)	Consent of Independent Registered Public Accounting Firm for the Fund PricewaterhouseCoopers LLP*
(n)(3)	Power of Attorney(17)
(p)	Subscription Agreement for Seed Capital, dated February 17, 2022(1)
(r)	Joint Code of Ethics of the Fund and the Adviser(16)
(s)	Calculation of Filing Fee Tables(17)
*	Filed herewith.
(1)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-268405), filed on November 16, 2022 and incorporated herein by reference.
(2)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-268405), filed on December 12, 2022 and incorporated herein by reference.
(3)	Previously filed as an exhibit to AGTB Private BDC’s Current Report on Form 8-K (File No. 814-01520), filed on June 24, 2022 and incorporated herein by reference.
(4)	Previously filed as an exhibit to AGTB Private BDC’s Current Report on Form 8-K (File No. 814-01520), filed on November 1, 2022 and incorporated herein by reference.

(5)	Previously filed as an exhibit to AGTB Private BDC’s Current Report on Form 8-K (File No. 814-01520), filed on December 19, 2022 and incorporated herein by reference.
(6)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Annual Report on Form 10-K (File No. 814-01523), filed on March 17, 2023 and incorporated herein by reference.
(7)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on September 8, 2023 and incorporated herein by reference.
(8)
Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Post-Effective Amendment No. 6 to the Registration Statement on Form N-2 (File No. 333-268405), filed on May 1, 2024 and incorporated herein by reference.

(9)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on November 2, 2023 and incorporated herein by reference.
(10)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on November 22, 2023 and incorporated herein by reference.
(11)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on June 3, 2024 and incorporated herein by reference.
(12)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on June 5, 2024 and incorporated herein by reference.
(13)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Quarterly Report on Form 10-Q (File No. 814-01523), filed on August 13, 2024 and incorporated herein by reference.
(14)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on August 16, 2024 and incorporated herein by reference.
(15)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on October 21, 2024 and incorporated herein by reference.
(16)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Annual Report on Form 10-K (File No. 814-01523), filed on March 17, 2025 and incorporated herein by reference.
(17)	Previously filed as an exhibit to the Registration Statement on Form N-2 (File No. 333-286873), filed on April 30, 2025 and incorporated herein by reference.
(18)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Annual Report on Form 10-K (File No. 814-01523), filed on March 16, 2026 and incorporated herein by reference.
(19)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on July 2, 2025 and incorporated herein by reference.
(20)	Previously filed as an exhibit to TPG Twin Brook Capital Income Fund’s Current Report on Form 8-K (File No. 814-01523), filed on October 7, 2025 and incorporated herein by reference.

Item 26. Marketing Arrangements

The information contained under the heading “Plan of Distribution” in this Registration Statement is incorporated herein by reference.

Item 27. Other Expenses Of Issuance And Distribution

SEC registration fee	$551,000
FINRA filing fee	$225,500
Legal	$5,000,000
Printing	$700,000
Accounting	$100,000
Blue Sky Expenses	$350,000
Advertising and sales literature	$700,000
Due Diligence	$300,000
Miscellaneous fees and expenses	$850,000
Total	$8,776,500

Item 28. Persons Controlled By Or Under Common Control

None.

Item 29. Number Of Holders Of Securities

The following table sets forth the number of record holders of the Registrant’s common shares at March 31, 2026.

Title of Class	Number of Record Holder
Class I Common shares of beneficial interest, $0.001 par value	3,218
Class S Common shares of beneficial interest, $0.001 par value	2,031
Class D Common shares of beneficial interest, $0.001 par value	53

Item 30. Indemnification

The information contained under the heading “Description of our Shares.” “Investment Management Agreement and Administration Agreement” and “Plan of Distribution—Indemnification” in this Registration Statement is incorporated herein by reference.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the provisions described above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person in the successful defense of an action suit or proceeding) is asserted by a Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is again public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Prior to the date on which we consummate the initial sales pursuant to this offering, the Registrant expects to obtain liability insurance for the benefit of its Trustees and officers (other than with respect to claims resulting from the willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office) on a claims-made basis.

Item 31. Business and Other Connections of Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which AGTB Fund Manager, LLC, and each managing director, director or executive officer of AGTB Fund Manager, LLC, is or has been, during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the section entitled “Management of the Fund.” Additional information regarding AGTB Fund Manager, LLC and its officers and managing member is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-123304), and is incorporated herein by reference.

Item 32. Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

4) the Registrant;
5) the transfer agent;
6) the Custodian;

7) the Adviser; and
8) the Administrator.

Item 33. Management Services

Not Applicable.

Item 34. Undertakings

We hereby undertake:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;
(ii) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time will be deemed to be the initial bona fide offering thereof;

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4) that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C 17 CFR 230.430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act 17 CFR 230.497(b), (c), (d) or (e) as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act 17 CFR 230.430A, will be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities. The undersigned Registrant undertakes that in an offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act 17 CFR 230.497;
(ii) the portion of any advertisement pursuant to Rule 482 under the Securities Act 17 CFR 230.482 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and
(iii) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on the 30th day of April, 2026.

TPG TWIN BROOK CAPITAL INCOME FUND

By:	/s/ Trevor Clark
Name:	Trevor Clark
Title:	Chief Executive Officer and President
Pursuant to the requirements of the Securities Act, this registration statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Trevor Clark	Chairman, Chief Executive Officer and President	April 30, 2026
Trevor Clark

/s/ Terrence Walters	Chief Financial Officer and Treasurer	April 30, 2026
Terrence Walters

/s/ James E. Bowers*	Trustee	April 30, 2026
James E. Bowers

/s/ James N. Hallene*	Trustee	April 30, 2026
James N. Hallene

/s/ Lance A. Ludwick*	Trustee	April 30, 2026
Lance A. Ludwick

*By:	/s/ Terrence Walters
Terrence Walters
As Agent or Attorney-in-Fact
April 30, 2026
The original powers of attorney authorizing Trevor Clark, Terrence Walters and Jenny B. Neslin to execute the Registration Statement, and any amendments thereto, for the trustees of the Registrant on whose behalf this Amendment is filed have been executed and filed as an Exhibit to the Registration Statement.